Form 20-F
period 2000-12-31
FRESENIUS MEDICAL CARE CORP
filed 2001-04-06
CIK 1019600

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 20-F

[ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
     THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
                        COMMISSION FILE NUMBER: --------
                            ------------------------

                   FRESENIUS MEDICAL CARE AKTIENGESELLSCHAFT
             (Exact name of Registrant as specified in its charter)

                       FRESENIUS MEDICAL CARE CORPORATION
                (Translation of Registrant's name into English)

                                    GERMANY
                (Jurisdiction of incorporation or organization)

                            ------------------------

               ELSE-KRONER STRASSE 1, 61352 BAD HOMBURG, GERMANY
                    (Address of principal executive offices)

     SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE
ACT:

    TITLE OF EACH CLASS                                     NAME OF EACH EXCHANGE ON WHICH REGISTERED
    -------------------                                     -----------------------------------------
    American Depositary Shares representing Preference      New York Stock Exchange
    Shares

    Preference Shares, no par value                         New York Stock Exchange(1)

    American Depositary Shares representing                 New York Stock Exchange
    Ordinary Shares

    Ordinary Shares, no par value                           New York Stock Exchange(1)

     SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE
ACT: None

     SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: 9% TRUST PREFERRED SECURITIES, 7 7/8% USD TRUST PREFERRED SECURITIES; 7 3/8% DM TRUST PREFERRED SECURITIES

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     Preference Shares, no par value 23,765,093

     Ordinary Shares, no par value 70,000,000

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                               Yes [X]     No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17 [ ]     Item 18 [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1 Not for trading, but only in connection with the registration of American
  Depositary Shares representing such shares.

                               TABLE OF CONTENTS

                                                                                PAGE
                                                                                ----
INTRODUCTION
PART I
Item  1.           Identity of Directors, Senior Management and Advisors.......    2
Item  2.           Other Statistics and Expected Timetable.....................    2
Item  3.           Key Information.............................................    2
Item  4.           Information on the Company..................................    9
Item  5.           Operating and Financial Review and Prospects................   43
Item  6.           Directors, Senior Management and Employees..................   57
Item  7.           Major Shareholders and Related Party Transactions...........   63
Item  8.           Financial Information.......................................   68
Item  9.           The Offer and Listing Details...............................   71
Item 10.           Additional Information......................................   76
Item 11.           Quantitative and Qualitative Disclosures About Market
                   Risk........................................................   86
Item 12.           Description of Securities other than Equity Securities......   90

PART II
Item 13.           Defaults, Dividend Arrearages and Delinquencies.............   91
Item 14.           Material Modifications to the Rights of Security Holders and
                   Use of Proceeds.............................................   91
Item 15.           [Reserved]..................................................   91
Item 16.           [Reserved]..................................................   91

PART III
Item 17.           Financial Statements........................................   91
Item 18.           Financial Statements........................................   91
Item 19.           Exhibits....................................................   91

                                  INTRODUCTION

INTERNATIONAL DISCLOSURE STANDARDS

     On September 28, 1999, the United States Securities and Exchange Commission adopted international disclosure standards for foreign private issuers that became mandatory for annual reports relating to fiscal years ending on or after September 30, 2000.

FORWARD LOOKING STATEMENTS

     This report contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are based upon our current expectations, assumptions, estimates and projections about us and our industry that address, among other things:

     -  our business development, operating development and financial condition;

     - our expectations of growth in the patient population regarding renal dialysis products and services;

     -  our expansion and acquisition plans and our capital expenditures budget;

     - the impact of our expansion on our revenue potential, cost basis and margins;

     - our ability to remain competitive in the markets for our products and services;

     - the effects of regulatory developments, legal proceedings and our settlement of government investigations into our business;

     - possible changes in government reimbursement policies and those of private payors;

     -  our ability to develop and maintain additional sources of financing; and

     - other statements of our expectations, beliefs, future plans and strategies, anticipated development and other matters that are not historical facts.

     When used in this report, the words "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. Important factors that could contribute to such differences are noted in this report under "Business Overview" in "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects" and "Item 8.A.7. Legal Proceedings".

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable

ITEM 2.  OTHER STATISTICS AND EXPECTED TIMETABLE

     Not applicable

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

     The following table summarizes the consolidated financial information for our business for each of the years 1996 through 2000. We derived the selected financial information from our consolidated financial statements. We prepared our financial statements in accordance with accounting principles generally accepted in the United States of America and KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft, independent accountants, audited these financial statements. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this document and the information under "Item 5. Operating and Financial Review and Prospects".

                                     2000         1999(A)       1998(B)        1997         1996(C)
                                  -----------   -----------   -----------   -----------   -----------
                                            (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues....................  $     4,201   $     3,840   $     3,506   $     2,974   $     1,419
Cost of revenues................        2,734         2,463         2,243         1,886           860
                                  -----------   -----------   -----------   -----------   -----------
Gross profit....................        1,467         1,377         1,263         1,088           559
Selling, general and
  administrative................          814           785           743           675           344
Research and development........           32            32            31            22            14
Special charge for Settlement...           --           601            --            --            --
                                  -----------   -----------   -----------   -----------   -----------
Operating income (loss).........          621           (41)          489           391           201
Interest expense, net...........          216           218           220           184            56
Earnings (loss) before income
  taxes.........................          405          (259)          269           207           145
Income (loss) from continuing
  operations before cumulative
  effect of accounting change...          405          (249)          132           104            89
Net income (loss)...............  $       212   $      (249)  $        19   $        90   $        88
                                  ===========   ===========   ===========   ===========   ===========
Weighted average of:
  Preference shares
     outstanding................   19,002,118     9,023,341     9,023,341     6,506,917       517,808
  Ordinary shares outstanding...   70,000,000    70,000,000    70,000,000    70,000,000    43,907,500
Basic income (loss) from
  continuing operations per
  Ordinary share................  $      2.37   $     (3.15)  $      1.62   $      1.34   $      2.00
Fully diluted income (loss) from
  continuing operations per
  Ordinary share................         2.36         (3.15)         1.62          1.34          2.00
Basic income (loss) per Ordinary
  share.........................         2.37         (3.15)         0.20          1.16          1.96
Fully diluted income (loss) per
  Ordinary share................         2.36         (3.15)         0.20          1.16          1.96
Basic income (loss) from
  continuing operations per
  Preference share..............         2.43         (3.15)         1.78          1.39          2.07

                                     2000         1999(A)       1998(B)        1997         1996(C)
                                  -----------   -----------   -----------   -----------   -----------
                                            (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)
Fully diluted income (loss) from
  continuing operations per
  Preference share..............         2.42         (3.15)         1.78          1.39          2.07
Basic income (loss) per
  Preference share..............         2.43         (3.15)         0.36          1.21          2.03
Fully diluted income (loss) per
  Preference share..............         2.42         (3.15)         0.36          1.21          2.03
Basic and fully diluted net
  income (loss) per Ordinary
  ADS...........................         0.79         (1.05)         0.07          0.39          0.66
Basic and fully diluted net
  income (loss) per Preference
  ADS...........................         0.81         (1.05)         0.12          0.40          0.68
Dividends declared per Ordinary
  share (E)(a)..................         0.78(b)        0.69         0.59          0.51            --
Dividends declared per
  Preference share (E)(a).......         0.84(b)        0.75         0.64          0.56          0.10
Dividends declared per Ordinary
  share ($)(a)..................           --(b)        0.64         0.61          0.55            --
Dividends declared per
  Preference share ($)(a).......           --(b)        0.69         0.66          0.61          0.11
BALANCE SHEET DATA
Working capital.................  $       191   $      (229)  $       448   $       548   $       408
Total assets....................        5,979         5,752         5,679         5,541         5,093
Total long-term debt(c).........        1,611         1,618         2,070         2,001         1,806
Shareholders' equity (net
  assets).......................        2,679         2,002         2,357         2,446         2,156
Capital Stock -- Preference
  shares -- Nominal Value.......           64            28            28            28            18
Capital Stock -- Ordinary shares
  -- Nominal Value..............          229           229           229           229           229

---------------

(A) Reflects the impact of the special charge relating to the settlement agreement reached with the U.S. government regarding U.S. government investigations. You can find a more detailed discussion of the final terms of the settlement in "Item 5.B. Operating and Financial Review and Prospects -- Liquidity and Capital Resources" and in Note 2 of the Notes to our Consolidated Financial Statements.

(B) Includes the effect of an accounting change. See Note 1 of the Notes to our Consolidated Financial Statements

(C) Includes the results of Fresenius Medical Care Holdings for the period subsequent to September 30, 1996.

(a) Amounts shown for each year represent dividends paid with respect to such year. The actual declaration and payment of the dividend was made in the following year, after approval of the dividend at our general meeting.

(b) Our managing board and our supervisory board have proposed dividends for 2000 of E0.84 per Preference share and E0.78 per Ordinary share. The 2.25 million Preference shares issued on January 5, 2001 in connection with the acquisition of Everest Healthcare Services Corporation (see "Item 5.B. Operating and Financial Review and Prospects -- Liquidity and Capital Resources") will also be eligible receive this dividend. These dividends are subject to approval by our shareholders at our annual general meeting to be held on May 23, 2001.

(c) Total long-term debt represents long-term debt and capital lease obligations, less current portions and (i) at December 31, 1996 and 1997, the mandatorily redeemable preferred securities of Fresenius Medical Care Capital Trust, and (ii) at December 31, 1998, 1999 and 2000, the mandatorily redeemable preferred securities of Fresenius Medical Care Capital Trust, Fresenius Medical Care Capital Trust II, and Fresenius Medical Care Capital Trust III.

RISK FACTORS

RISKS RELATING TO LITIGATION AND REGULATORY MATTERS IN THE U.S.

IF WE DO NOT COMPLY WITH THE MANY GOVERNMENTAL REGULATIONS APPLICABLE TO OUR BUSINESS OR WITH THE CORPORATE INTEGRITY AGREEMENT BETWEEN US AND THE U.S. GOVERNMENT, WE COULD BE EXCLUDED FROM GOVERNMENT HEALTH CARE REIMBURSEMENT PROGRAMS OR OUR AUTHORITY TO CONDUCT BUSINESS COULD BE TERMINATED, EITHER OF WHICH WOULD RESULT IN A MATERIAL DECREASE IN OUR REVENUE

     Our operations in both our provider business and our products business are subject to extensive governmental regulation in virtually every country in which we operate. The applicable regulations, which differ from country to country, relate in general to the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, the rate of, and accurate reporting and billing for, government and third-party reimbursement, and compensation of medical directors and other financial arrangements with physicians and other referral sources. We are also subject to other laws of general applicability, including antitrust laws.

     Fresenius Medical Care Holdings is party to a corporate integrity agreement with the U.S. government. This agreement requires that Fresenius Medical Care Holdings staff and maintain a comprehensive compliance program, including a written code of conduct, training programs, regulatory compliance policies and procedures, annual audits and periodic reporting to the government. The corporate integrity agreement permits the U.S. government to exclude Fresenius Medical Care Holdings and its subsidiaries from participation in U.S. federal health care programs if there is a material breach of the agreement that Fresenius Medical Care Holdings does not cure within thirty days after Fresenius Medical Care Holdings receives written notice of the breach. We derive approximately 40% of our consolidated revenue from U.S. federal health care benefit programs. Consequently, if Fresenius Medical Care Holdings commits a material breach of the corporate integrity agreement that results in the exclusion of Fresenius Medical Care Holdings or its subsidiaries from continued participation in those programs it would significantly decrease our revenue and have a material adverse effect on our business, financial condition and results of operations.

     While we rely upon our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor these activities, if employees, deliberately or inadvertently, failed to adhere to these regulations then our authority to conduct business could be terminated or our operations could be significantly curtailed. Any such terminations or reductions could materially reduce our revenues with a resulting adverse impact on our business, financial condition and results of operations.

A REDUCTION IN U.S. GOVERNMENT REIMBURSEMENT FOR DIALYSIS CARE WOULD MATERIALLY DECREASE OUR REVENUES

     For the twelve months ended December 31, 2000 approximately 40% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. Legislative changes may affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in Medicare reimbursement rates or covered services could have a material adverse effect on our business, financial condition and results of operations.

A CHANGE IN REIMBURSEMENT FOR OR UTILIZATION OF EPO COULD MATERIALLY REDUCE OUR REVENUE AND OPERATING PROFIT

     Reimbursement and revenue from the administration of erythropoetin, or EPO, accounted for approximately 28% of dialysis care revenue in our North America segment for the twelve months ended December 31, 2000. EPO is produced by a single source manufacturer, Amgen Inc. Our current contract with Amgen Inc. covers the period from January 2001 to December 2001 with price guarantees and volume and outcome based discounts. A reduction in reimbursement for EPO, a significant change in utilization of EPO, an interruption of supply or our inability to obtain satisfactory purchase terms for EPO could reduce our revenues from, or increase our costs in connection with, administration of EPO, which could materially adversely affect our business, financial condition and results of operations.

CREDITORS OF W.R. GRACE & CO. CONN. HAVE ASSERTED CLAIMS AGAINST US

     We were formed in 1996 as a result of a series of transactions with W.R. Grace & Co. that we refer to as the merger. At the time of the merger, W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation and other claims and, in connection with the merger, W.R. Grace & Co.-Conn. agreed to indemnify Fresenius Medical Care and its subsidiaries against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the merger, other than liabilities arising from or relating to National Medical Care's operations. In addition, the merger was consummated as a tax free organization. If events were to violate the tax-free nature of the merger, the resulting liability would be the obligation of our principal subsidiary, Fresenius Medical Care Holdings, Inc ("FMCH"). Subject to certain representations made by W.R. Grace & Co.-Conn, FMCH and Fresenius AG, W.R. Grace & Co.-Conn. also agreed to indemnify us against any such tax liability. W.R. Grace & Co.-Conn. has filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. If W.R. Grace & Co.-Conn.'s obligation to indemnify us is terminated or limited as a result of bankruptcy proceedings, and we are held liable for pre-merger obligations of W. R. Grace & Co.-Conn. or the merger is determined to be a taxable transaction, our business, financial condition and results of operations could be adversely affected.

     Proceedings have been brought against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., principally alleging that the merger was a fraudulent conveyance, violated the uniform fraudulent transfer act, and constituted a conspiracy. For additional information with respect to these proceedings, with respect to which we have requested indemnification from W.R. Grace & Co.-Conn, see "Item 8.A.7 -- Legal Proceedings." If the merger is determined to be a fraudulent transfer, if material damages are proved by the plaintiffs and we are not able to collect, in whole or in part on the indemnity, a judgment could have a material adverse effect on our business, financial condition and results of operations. We believe that no fraudulent transfer or conspiracy occurred and we intend to defend the cases vigorously.

WE ARE DEFENDANTS IN LITIGATION BY PRIVATE INSURANCE COMPANIES ALLEGING INAPPROPRIATE BILLING PRACTICES

     Fresenius Medical Care Holdings, National Medical Care, and subsidiaries of National Medical Care are defendants in litigation brought by private payors alleging inappropriate billing practices for nutritional therapy, diagnostic and clinical laboratory tests and misrepresentations. For information regarding these proceedings, see "Item 8.A.7 -- Legal Proceedings." Fresenius Medical Care Holdings, National Medical Care and its subsidiaries believe that there are substantial defenses to the claims asserted, have filed counterclaims and intend to vigorously defend the lawsuits. Other private payors have contacted Fresenius Medical Care Holdings and have asserted that National Medical Care received excess payments and may file their own lawsuit seeking reimbursement and other damages from National Medical Care. Although we cannot predict the ultimate outcome on us of these proceedings at this time, an adverse result could have a material adverse effect on our business, financial condition and result of operations since an adverse determination could result in substantial liability or changes in our reimbursement arrangements with private insurers.

IF THE POSITION OF THE U.S. HEALTH CARE FINANCING ADMINISTRATION IN THE OBRA 93 DISPUTE IS ULTIMATELY UPHELD, WE COULD BE OBLIGATED TO REFUND UP TO $120 MILLION TO MEDICARE

     Under the U.S. Omnibus Budget Reconciliation Act of 1993, as initially interpreted by the U.S. Health Care Financing Administration, which administers the Medicare and Medicaid programs, employer health plans were the primary payor for ESRD dual-eligible patients -- i.e., patients age 65 and over who are eligible for Medicare and covered by an employer health plan. The original interpretation resulted in increased revenue for National Medical Care because, during the 18-month period, the rate paid by the employer health plan was generally in excess of the Medicare rate. In April 1995, the U.S. Health Care Financing Administration announced a new interpretation of the U.S. Omnibus Budget Reconciliation Act of 1993 which retroactively eliminated the 18-month period in which the employer health plan was the primary payor for dual eligible patients. National Medical Care has obtained a permanent injunction against the retroactive implementation of this revised interpretation. Its motion for a declaratory judgment against implementation on a going-forward basis, and the government's motion for a declaratory judgment that the rule was validly applied on a prospective basis, are both pending. It is not clear at this time whether the government intends to appeal the rulings. As of July 1, 1995,

National Medical Care ceased to recognize the incremental revenue realized under the original implementation, but continued to bill employer health plans as primary payors until December 31, 1995. If the government should appeal and be successful in reversing the rulings, thereby upholding the government's retroactive implementation of its revised interpretation, National Medical Care may be required to refund the payments received from employer health plans for services provided after August 10, 1993 under the original implementation and to rebill Medicare for the same services. This refunding and rebilling would result in a net loss to National Medical Care of approximately $120 million for billing through December 31, 1995.

AS HEALTH MAINTENANCE ORGANIZATIONS AND OTHER MANAGED CARE PLANS GROW, AMOUNTS PAID FOR OUR SERVICES AND PRODUCTS BY NON-GOVERNMENTAL PAYORS MAY DECREASE

     We obtain a significant portion of our revenues from reimbursement provided by non-governmental third-party payors. Although non-governmental payors generally pay at higher reimbursement rates than governmental payors, managed care plans generally negotiate lower reimbursement rates than indemnity insurance plans. Some managed care plans also utilize a capitated fee structure or limit reimbursement for ancillary services.

     As managed care programs have increased market share, there has been increased pressure to reduce the amounts paid for our services and products. These trends may be accelerated if future changes to the U.S. Medicare ESRD program require private payors to assume a greater percentage of the total cost of care given to dialysis patients over the term of their illness, or if managed care plans otherwise significantly increase their enrollment of renal patients.

     If substantially more of our patients join managed care plans or such plans reduce reimbursements, our revenues from non-governmental payors could decrease, and our financial condition and results of operations could be materially adversely affected.

PROPOSALS FOR HEALTH CARE REFORM COULD DECREASE OUR REVENUES

     Proposals to modify the current health care system in the U.S. to improve access to health care and control its costs are continually being considered by the federal and certain state governments. We anticipate that the U.S. Congress and state legislatures will continue to review and assess alternative health care reforms, and we cannot predict whether these reform proposals will be adopted, when they may be adopted or what impact they may have on us. Any spending decreases or other significant changes in the Medicare program could reduce our revenues and profitability and have a material adverse effect on our business, financial condition and results of operations.

     Other countries, especially those in western Europe, have also considered health care reform proposals and could materially alter their government-sponsored health care programs by reducing reimbursement payments. Any reduction could affect the pricing of our products and the profitability of our services, especially as we expand our international business. This potential development could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATING TO OUR BUSINESS

OUR COMPETITORS COULD DEVELOP SUPERIOR TECHNOLOGY, IMPACT OUR PRODUCT SALES, OR DRIVE UP ACQUISITION PRICES, WHICH WOULD ADVERSELY AFFECT OUR ABILITY TO MAKE ACQUISITIONS

     We face numerous competitors in both our dialysis services business and our dialysis products business, some of which may possess substantial financial, marketing or research and development resources. Competition could materially adversely affect the future pricing and sale of our products and services. In particular, technological innovation has historically been a significant competitive factor in the dialysis products business. The introduction of new products by competitors could render one or more of our products obsolete.

     We are engaged in both manufacturing dialysis products and providing dialysis services. We compete in the dialysis services business with many customers of our products business. As a result, independent dialysis clinics, those operated by other chains and dialysis centers acquired by other product manufacturers may elect to limit or terminate their purchases of our dialysis products so as to avoid purchasing products manufactured by a competitor. Possible purchase reductions could decrease our product revenues, with a material adverse effect on our business, financial condition and results of operations.

     We also compete with other dialysis products and services companies in seeking selected acquisitions. If we are not able to continue to effect acquisitions in the provider business upon reasonable terms, particularly in our International segment, there could be an adverse impact on the growth of our business and our future growth prospects.

WE FACE PRODUCTS LIABILITY AND OTHER CLAIMS WHICH COULD RESULT IN SIGNIFICANT LIABILITY

     Health care companies are subject to claims alleging negligence, products liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not liability is ultimately imposed. Health care products may also be subject to recalls. Although liability claims and recalls have not had a material adverse effect on our businesses in the past, we cannot assure that we will not suffer one or more significant claims or product recalls in the future. Product liability claims or recalls could result in judgments against us or significant compliance costs, which could materially adversely affect our business, financial condition and results of operations.

     While we have been able to obtain liability insurance in the past, it is possible that such insurance may not be available in the future either on acceptable terms or at all. A successful claim in excess of the limits of our insurance coverage could have a material adverse effect on our results of operations and financial condition. Liability claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our business and reputation, which could in turn reduce our revenues and profitability.

IF PHYSICIANS AND OTHER REFERRAL SOURCES CEASE REFERRING PATIENTS TO OUR DIALYSIS CLINICS OR CEASE PURCHASING OUR DIALYSIS PRODUCTS, OUR REVENUES WOULD DECREASE

     Our dialysis services business is dependent upon patients choosing our clinics as the location for their treatments. Patients may select a clinic based, in whole or in part, on the recommendation of their physician. We believe that physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility to an ESRD patient, including, but not limited to, the quality of care at a clinic, the competency of a clinic's staff, convenient scheduling, and a clinic's location and physical condition. Clinicians may change their facility recommendations at any time, which may result in the movement of our existing patients to competing clinics, including clinics established by the clinicians themselves. At most of our clinics, a relatively small number of physicians account for the referral of all or a significant portion of the patient base. If a significant number of physicians ceased referring their patients to our clinics, this could reduce our dialysis care revenue and materially adversely affect our overall operations. Our operations are also affected by referrals from hospitals, managed care plans and other sources.

     The decision to purchase our dialysis products and other services or competing dialysis products and other services will be made in some instances by medical directors and other referring physicians at our dialysis clinics and by the managing medical personnel and referring physicians at other dialysis clinics, subject to applicable regulatory requirements. A decline in physician recommendations or purchases of our products or ancillary services could reduce our dialysis product and other services revenue, and materially adversely affect our business, financial condition and results of operations.

IF WE ARE UNABLE TO ATTRACT AND RETAIN SKILLED MEDICAL, TECHNICAL AND ENGINEERING PERSONNEL, WE MAY BE UNABLE TO MANAGE OUR GROWTH OR CONTINUE OUR TECHNOLOGICAL DEVELOPMENT

     Our continued growth in the provider business will depend upon our ability to attract and retain skilled employees, such as highly skilled nurses and other medical personnel. Competition for those employees is intense. Moreover, we believe that future success in the provider business will be significantly dependent on our ability to attract and retain qualified physicians to serve as medical directors of our dialysis clinics. Our dialysis products business depends on the development of new products, technologies and treatment concepts. Competition is also intense for skilled engineers and other technical research and development personnel. If we are unable to obtain the services of key personnel, the ability of our officers and key employees to manage our growth would suffer and our operations could suffer in other respects. These factors could preclude us from integrating acquired companies into our operations, which could increase our costs and prevent us from realizing synergies from acquisitions. Lack of skilled research and development personnel could impair our technological development, which would increase our costs and impair our reputation for production of technologically advanced products.

WE FACE ADDITIONAL COSTS AND UNCERTAINTIES FROM INTERNATIONAL OPERATIONS

     We intend to expand our international presence. As a result, we expect that revenues from countries other than the U.S. and Germany will account for an increasing portion of future revenues.

     Revenues from international operations are subject to a number of risks, including the following:

     -  Fluctuations in exchange rates could adversely affect profitability;

     - We may face difficulties in enforcing and collecting accounts receivable under some countries' legal systems;

     - Local regulations may restrict our ability to obtain a direct ownership interest in dialysis clinics or other operations;

     - Political instability, especially in developing countries, could disrupt our operations;

     - Some customers and governments may have longer payment cycles, with resulting adverse effects on our cash flow; and

     - Some countries could impose additional taxes or restrict the import of our products.

     Any one or more of these factors, or any difficulty in integrating businesses we acquire into our operations, could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse effects on our business, financial condition and results of operations.

OTHER RISKS

OUR SIGNIFICANT INDEBTEDNESS MAY LIMIT OUR ABILITY TO PAY DIVIDENDS OR IMPLEMENT CERTAIN ELEMENTS OF OUR BUSINESS STRATEGY

     We are substantially leveraged. As of December 31, 2000, our total consolidated liabilities were $3.30 billion, including obligations with respect to all our trust preferred securities of approximately $953 million, our total consolidated assets were $5.98 billion and our stockholders' equity was $2.68 billion. Our substantial level of debt presents the risk that we might not generate sufficient cash to service our indebtedness or that our leveraged capital structure could limit our ability to finance the acquisition and development of additional projects, to compete effectively or to operate successfully under adverse economic conditions.

     Our senior credit agreement and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our senior credit agreement, we are obligated to maintain a minimum consolidated net worth and a minimum consolidated fixed charge ratio (ratio of consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) to fixed charges) and we are subject to a limit on our consolidated leverage ratio (ratio of consolidated funded debt to EBITDA).

     Our senior credit agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends, create liens or make capital expenditures, investments or acquisitions. These covenants may otherwise limit our activities. The breach of any of the covenants could result in a default under the credit agreement or the indentures, which could, in turn, create additional defaults under the agreements relating to our other long term indebtedness.

BECAUSE WE ARE NOT ORGANIZED UNDER U.S. LAW, WE ARE SUBJECT TO CERTAIN LESS DETAILED DISCLOSURE REQUIREMENTS UNDER U.S. FEDERAL SECURITIES LAWS

     Under pooling agreements that we have entered into for the benefit of minority holders of our Ordinary shares and holders of our Preference shares (including, in each case, holders of American Depositary Receipts representing beneficial ownership of such shares), we have agreed to file quarterly reports with the Securities and Exchange Commission, to prepare annual and quarterly financial statements in accordance with U.S. generally accepted accounting principles, and to file information with the Securities and Exchange Commission with respect to annual and general meetings of our shareholders. However, we are a "foreign private issuer," as defined in the Securities and Exchange Commission's regulations, and consequently we are not subject to all of the same disclosure requirements applicable to domestic companies. We are exempt from the Securities and Exchange Commission's proxy rules, and our annual reports contain less detailed disclosure than reports of domestic issuers regarding such matters as management, executive compensation and outstanding options, beneficial ownership of our securities and certain related party transactions. Also, our officers, directors and beneficial owners of more than 10% of our equity securities are exempt from the reporting requirements and short-swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934. These limits on available information about our company may adversely affect the market prices for our securities.

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

GENERAL

     Fresenius Medical Care AG is a stock corporation (Aktiengesellschaft) organized under the laws of Germany. It was incorporated on August 5, 1996. Fresenius Medical Care AG is registered with the commercial register of the local court (Amtsgericht) of Hof an der Saale, Germany under HRB 2460. Our registered office (Sitz) is Hof an der Saale, Germany. Our business address is Else-Kroner-Strasse 1, 61352 Bad Homburg, Germany, telephone ++49-6172-609-0.

HISTORY

     Fresenius Medical Care AG was created by the conversion of Sterilpharma GmbH, a limited liability company under German law organized in 1975, into a stock corporation under German law (Aktiengesellschaft). A shareholder's meeting on April 17, 1996 adopted the resolutions for this conversion and the commercial register registered the conversion on August 5, 1996.

     On September 30, 1996, we initiated a series of transactions to consummate an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace which we refer to as "our formation" elsewhere in this report. Pursuant to that agreement, Fresenius AG contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 35,210,000 Fresenius Medical Care Ordinary shares. Thereafter, we acquired:

     - all of the outstanding common stock of W.R. Grace, whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business, in exchange for 31,360,000 Ordinary shares; and

     - the publicly-held minority interest in Fresenius USA, in exchange for 3,430,000 Ordinary shares.

     Effective October 1, 1996, we contributed all our shares in Fresenius USA to Fresenius Medical Care Holdings, which conducts business under the trade name Fresenius Medical Care North America, and which is the holding company for all of our operations in the U.S. and Canada and manufacturing operations in Mexico.

CAPITAL EXPENDITURES

     We invested, by business segment and geographical areas, the following amounts during the three fiscal years ended December 31, 2000, 1999 and 1998 and have budgeted the following amounts for the year 2001:

                                                                     ACTUAL
                                                                 (IN MILLIONS)
                                                              --------------------    BUDGET
                                                              2000    1999    1998     2001
                                                              ----    ----    ----    ------
Acquisitions
  North America.............................................  $116(a) $ 65    $170
  International
     Germany................................................    11      --      --
     Rest of World..........................................   161      46      95
                                                              ----    ----    ----     ----
       Total Acquisitions...................................  $288    $111    $265     $100(a)
                                                              ====    ====    ====     ====
Capital expenditures for property, plant and equipment
  North America.............................................  $113    $ 81    $ 75
  International
     Germany................................................    24      24      31
     Rest of World..........................................    91      55      53
                                                              ----    ----    ----     ----
       Total Capital Expenditures...........................  $228    $160    $159     $270
                                                              ====    ====    ====     ====

---------------

(a) Excludes the acquisition of Everest Healthcare Services Corporation on January 5, 2001 for a purchase price of approximately $343 million. See "Business Overview -- Acquisitions."

     In North America major capital expenditures for the year 2001 are planned for our manufacturing facility in Ogden, Utah. We have made a $65 million capital commitment to construct two dialyzer assembly lines and two fiber spinning lines. Production starts are scheduled between the fourth quarter of 2001 and the second quarter of 2002.

     Major capital expenditures in Japan scheduled for 2001 include a $14 million investment in a second fiber spinning line in Inukai. At our St. Wendel plant in Germany we plan to build a dialyzer assembly line for production of the new generation of FX-class dialyzers at an estimated cost of $10 million and we plan to invest an additional $7 million in a fourth line to produce peritoneal dialysis solutions. We finance our capital expenditures through cash flow from operations or under the existing credit facilities.

     For information regarding recent acquisitions, see "Business Overview -- Acquisitions."

DISCONTINUED OPERATIONS

     Effective June 1, 1998, we classified our homecare/non-renal diagnostics businesses as discontinued operations. Until 1998, through the homecare division of National Medical Care, we provided intravenous infusion, respiratory therapies and home medical equipment in the U.S. Through the diagnostic services division of National Medical Care, we also provided non-renal diagnostic testing at our own imaging clinics and on-site in physician offices, hospitals and nursing homes. We sold our non-renal diagnostics business in June 1998 and our homecare business in July 1998. We retained the assets belonging to the homecare business and the operations associated with the delivery of intradialytic parenteral nutrition therapy. For the year ended December 31, 1998, we recorded net losses after tax of $9 million from operations of discontinued businesses and $97 million from the disposal of these businesses.

B.  BUSINESS OVERVIEW

OUR BUSINESS

     We are the world's largest kidney dialysis company engaged in both providing dialysis care and manufacturing dialysis products, based on publicly reported revenues and patients treated. We provide dialysis treatment to over 91,900 patients at our 1,270 clinics located in 18 countries. In the U.S., we also provide inpatient dialysis services, therapeutic apheresis, hemoperfusion and other services under contract to hospitals. We also develop and manufacture a complete range of equipment, systems and disposable products, which we sell to customers in over 100 countries. We are able to use the information we gain when treating patients in developing new and improved products. We believe that our size, our activities in both dialysis care and dialysis products and our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors. For the year ended December 31, 2000, we had revenues of $4.2 billion, an increase of 9.4% over 1999 revenues. We derived 73% of our revenues in 2000 from our North America operations and 27% from our International operations.

     The following table summarizes revenues for our North America segment and our International segment as well as our major categories of activity for the three years ended December 31, 2000, 1999 and 1998.

                                                               2000      1999      1998
                                                              ------    ------    ------
                                                                    (IN MILLIONS)
North America
  Dialysis Care.............................................  $2,608    $2,335    $2,114
  Dialysis Products.........................................     475       472       449
                                                              ------    ------    ------
                                                               3,083     2,807     2,563
International
  Dialysis Care.............................................     336       265       245
  Dialysis Products.........................................     782       768       698
                                                              ------    ------    ------
                                                               1,118     1,033       943

RENAL INDUSTRY OVERVIEW

END-STAGE RENAL DISEASE

     End-stage renal disease is the stage of advanced chronic kidney disease that is characterized by the irreversible loss of kidney function and requires routine dialysis treatment or kidney transplantation to sustain life. A normally functioning human kidney removes waste products and excess water from the blood that prevents toxin buildup, water overload and the eventual poisoning of the body. A number of conditions -- diabetes, hypertension, glomerulonephritis and inherited diseases -- can cause chronic kidney disease. Nearly 60% of all people with ESRD acquire the disease as a complication of one or more of these primary conditions.

     There are currently only two methods for treating ESRD: dialysis and kidney transplantation. Scarcity of compatible kidneys limits transplants. According to data published by the Health Care Financing Administration of the U.S. Department of Health and Human Services, approximately 13,500 patients, or 4% of the ESRD patient population, received kidney transplants in the U.S. during 1999. Transplantation rates vary from country to country in Europe. According to the European Dialysis and Transplantation Association Registry Report for 1996, 2% of new ESRD patients age 15 or over received transplants as the first mode of treatment in Europe in 1995. Therefore, most patients suffering from ESRD must rely on dialysis, which is the removal of toxic waste products and excess fluids from the body by artificial means. There are two major dialysis methods commonly used today, hemodialysis and peritoneal dialysis. These are described below under "Treatment Options for ESRD." Generally, an ESRD patient's physician, in consultation with the patient, chooses the patient treatment method, which is based on the patient's medical conditions and needs.

     Based on the most recent data published by the Health Care Financing Administration of the U.S. Department of Health and Human Services, the number of patients in the U.S. who received dialysis for chronic ESRD grew from approximately 66,000 in 1982 to approximately 259,500 at December 31, 1999, or a compound annual rate of 8.4%. We believe that, over the next five to ten years, the number of patients suffering from ESRD in the U.S. will continue to grow at approximately the same rate. The United States Renal Data System (USRDS) projections to 2010 suggest that the number of both dialysis and transplant patients will reach levels double those in 1997. According to data from the Health Care Financing Administration, the European Dialysis and Transplantation Association and our own internal survey, the number of non-U.S. chronic dialysis patients is growing at estimated annual rates of 7% for patients receiving hemodialysis and 8% for patients receiving peritoneal dialysis. At the end of 1998, an estimated 920,000 patients were undergoing dialysis treatment. According to our own market surveys, Japan is the second largest dialysis market in the world with approximately 188,000 dialysis patients. In the rest of the world, we estimate that at the end of 1998 there were approximately 225,000 dialysis patients in Europe, more than 100,000 patients in Asia (excluding Japan) and around 90,000 patients in Latin America. We believe that the continuing growth in the number of dialysis patients is principally attributable to:

     - increased general life expectancy and the overall aging of the general U.S. and European population;

     -  shortage of donor organs for kidney transplants;

     - improved dialysis technology that has expanded the patient population able to undergo life-prolonging dialysis;

     - generally stable or increased reimbursements for treatments in many countries; and

     - better treatment and survival of patients with hypertension, diabetes and other illnesses that lead to ESRD.

TREATMENT OPTIONS FOR ESRD

     Hemodialysis. Hemodialysis removes toxins and excess fluids from the blood outside the patient's body. In hemodialysis, the blood flows outside the body by means of plastic tubes known as bloodlines into a specially designed filter, called a dialyzer. The dialyzer functions as an artificial kidney by separating waste products and excess water from the blood by diffusion and ultrafiltration. Dialysis solution flowing through the dialyzer carries away the waste products and excess water, and the cleansed blood is returned to the patient. A hemodialysis machine controls the movement of the blood and dialysis solution. The machine pumps blood, adds anti-coagulants, regulates the purification process and controls the mixing of dialysis solution and the rate of its flow through the system. This machine may also monitor and record the patient's vital signs.

     In addition to standard hemodialysis, hemofiltration is a treatment method which cleanses an ESRD patient's blood without using dialysis solution. Blood passes through a semipermeable membrane, which filters out solute particles. Hemodialfiltration combines the advantages of hemofiltration and hemodialysis, and provides high elimination rates for small and large molecular weight substances.

     Hemodialysis patients generally receive treatment three times per week, typically for two and one-half to four hours or longer per treatment. The majority of hemodialysis patients receive treatment at outpatient dialysis clinics, such as ours, where hemodialysis treatments are performed with the assistance of a nurse or dialysis technician under the general supervision of a physician. Hemodialysis is the only form of treatment, other than transplantation, currently available to patients who have very low residual or nonexistent renal function and whose blood is inadequately cleansed using peritoneal dialysis.

     According to data from the Health Care Financing Administration, as of December 31, 1999, there were approximately 3,740 Medicare-certified ESRD treatment clinics in the U.S. Ownership of these clinics is fragmented. We estimate that currently, the ten largest multi-facility dialysis providers, including ourselves, treat approximately 68% of patients. We estimate that there are approximately 4,200 dialysis clinics in Europe, of which 60% are government-owned, 30% are privately owned, and 10% are operated by health care organizations. In Latin America, privately owned clinics predominate, comprising over 60% of all clinics providing dialysis care.

     According to the Health Care Financing Administration, as of December 31, 1999, hemodialysis patients represented 88% of all dialysis patients in the U.S. Our studies suggest that hemodialysis patients comprise 95% of the ESRD patient population in Japan, 89% in Europe and 83% in the rest of the world.

     Peritoneal Dialysis. Peritoneal dialysis removes toxins from the blood using the peritoneum, the membrane lining covering the internal organs located in the abdominal area. Peritoneal dialysis patients administer their own treatments in their own homes and workplaces, either by a treatment known as continuous ambulatory peritoneal dialysis or CAPD, or by a treatment we introduced in 1980 known as continuous cycling peritoneal dialysis or CCPD. In both of these treatments, a surgically implanted catheter provides access to the peritoneal cavity. Using this catheter, the patient introduces a sterile dialysis solution from a solution bag through a tube into the peritoneal cavity and the peritoneum operates as the filtering membrane. A typical CAPD peritoneal dialysis program involves the introduction and disposal of dialysis solution four times a day. With CCPD a machine "cycles" solution to and from the patient's peritoneal cavity while the patient sleeps.

     In both CAPD and CCPD the patient undergoes dialysis daily, and typically does not experience the buildup of toxins and fluids which hemodialysis patients experience on the days they are not treated. In addition, because the patient need not make frequent visits to a hemodialysis clinic, and can administer the solution exchanges at convenient, although more frequent, times, a patient on peritoneal dialysis may experience much less disruption to his or her life than a patient on hemodialysis. Some aspects of peritoneal dialysis, however, limit its use as a long-term therapy for some patients. First, some patients cannot make the required sterile connections of the peritoneal dialysis tubing to the catheter, leading to excessive episodes of peritonitis. Peritonitis is a bacterial infection of the peritoneum which can result in serious adverse health consequences, including death. Second, treatment by current forms of peritoneal dialysis may not be as effective as hemodialysis in removing wastes and fluids.

OUR STRATEGY

     Our objective is to focus on generating revenue growth that exceeds market growth of the dialysis industry, measured by growth in the patient population, while maintaining our leading position in the market and increasing earnings at a faster pace than revenue growth. Our dialysis services and product sales businesses have grown faster than the market in terms of revenues over the past five years, and we believe that we are well positioned to meet our objectives by focusing on the following strategies:

     - Continue to Provide High Standards of Patient Care. We believe that our reputation for providing the highest standards of patient care is a competitive advantage. We believe that our proprietary Patient Statistical Profile database, which contains clinical and demographic data on approximately 73,400 U.S. dialysis patients, is the most comprehensive body of information about dialysis patients in the world. In 1998, we initiated our European clinical database to develop a comparable body of data from our European dialysis clinics. We believe that these databases provide a unique advantage in improving dialysis therapy and treatment outcomes, improving the quality and effectiveness of dialysis products and reducing mortality rates. By improving dialysis outcomes and overall ESRD patient care, we also may be able to contain hospitalization and other costs of ESRD treatment.

     - Expand Presence in Attractive Growth Markets Worldwide. We intend to continue to take advantage of the reputation and market recognition our global product business has created by acquiring and establishing new dialysis clinics within attractive international markets. We believe that we will obtain an increasing percentage of our dialysis care growth from worldwide markets. We believe that increases in per capita income in developing countries will make general health care benefits, which may include payment for dialysis treatment, more widely available and present significant opportunities. During 2000, we acquired 99 clinics and opened 17 new clinics outside the U.S. By December 31, 2000, we treated approximately 24,000 patients outside the U.S., an increase of approximately 34% over the figure at December 31, 1999. To take advantage of the growing trend towards consolidation outside of the U.S., we envision making additional acquisitions in selected international markets.

       Consistent with this strategy, on June 19, 2000, we acquired substantially all of the international and non-continental U.S. operations of Total Renal Care Holdings, Inc. (now called DaVita), consisting of 87 dialysis clinics treating approximately 5,100 patients in Argentina, Italy, the United Kingdom, Puerto Rico and Hawaii. Completion of our acquisition of the Puerto Rico operations is subject to governmental approvals and third-party consents.

       Furthermore, on January 5, 2001, we acquired Everest Healthcare Services Corporation ("Everest"), Oak Park, Illinois through a merger of Everest into a subsidiary of Fresenius Medical Care at a purchase price of $343 million, which includes assumed debt and the issuance of 2.25 million Preference shares.

       Everest owns, operates or manages approximately 70 clinic facilities providing therapy to approximately 6,800 patients in the eastern and central United States. Everest also conducts extracorporal blood services and acute dialysis businesses which provide acute dialysis, apheresis and hemoperfusion services to approximately 100 hospitals. We also expect to continue to enhance our presence in the U.S. by acquiring individual or small groups of dialysis clinics in selected markets, expanding existing clinics, and opening new clinics, although we will consider large acquisitions in the U.S. if suitable opportunities, such as Everest, become available to us.

     - Increase Our Spectrum of Dialysis Services. One of our objectives is to continue to expand our role within the broad spectrum of services for dialysis patients. We have begun to implement this strategy by providing expanded and enhanced patient services, including laboratory and diagnostic services, to both our own clinics and those of third parties. We estimate that our Spectra Renal Management division provides laboratory services for 40% of the dialysis patients in the U.S. We have developed disease state management methodologies, which involve total patient care for ESRD patients, that we believe are attractive to managed care payors. As part of our plans to develop disease state management, we have formed Optimal Renal Care, LLC, a joint venture with Southern California Permanente Medical Group, a subsidiary of Kaiser Permanente, Inc. which has the largest dialysis patient population of any managed care organization, and we have formed Renaissance Health Care as a joint venture with participating nephrologists.

     - Offer Complete Dialysis Product Lines with Recurring Disposable Products Revenue Streams. We offer broad and competitive hemodialysis and peritoneal dialysis product lines. These product lines enjoy broad market acceptance and enable us to serve as our customers' single source for all of their dialysis machines, systems and disposable products. During the year ended December 31, 2000, we obtained approximately 18% of our product revenue from machine sales and 82% from sales of disposable products. These disposable products provide us with a continuing source of revenue from our installed base of dialysis equipment.

     -  Extend Our Position as an Innovator in Product and Process
        Technology. We are committed to technological leadership in both hemodialysis and peritoneal dialysis products. We have an approximately 220 member research and development team that focuses on developing dialysis systems that are safer, more effective and easier to use and that can be easily customized to meet the differing needs of customers around the world. We believe that our extensive expertise in patient treatment and clinical data will further enhance our ability to develop more effective products and treatment methodologies. Our ability to manufacture dialysis products on a cost-effective and competitive basis results in large part from our process technologies. Over the past several years, we have reduced manufacturing costs per unit through development of proprietary manufacturing technologies that have streamlined and automated our production processes. We intend to further improve our proprietary, highly automated manufacturing systems to continue to reduce product manufacturing costs, concurrently achieving a high level of quality control and reliability.

DIALYSIS CARE

DIALYSIS SERVICES

     We provide dialysis treatment and related laboratory and diagnostic services at our approximately 1,270 outpatient dialysis clinics, 920 of which are in the U.S. and 350 of which are in 17 countries outside of the U.S. Our operations outside the U.S. generated 11% of our 2000 dialysis care revenue. We currently operate dialysis clinics in Argentina, Australia, Brazil, China, Colombia, Czech Republic, France, Germany, Hungary, Italy, Korea, Portugal, Spain, Taiwan, Turkey, United Kingdom and Venezuela. Our dialysis clinics are generally concentrated in areas of high population density. In 2000, we acquired 133 existing clinics, opened 67 new clinics and closed or sold 20 clinics. The number of patients we treat at our clinics increased by about 15%, from approximately 80,000 at December 31, 1999 to approximately 91,900 at December 31, 2000.

     With our large patient population, we have developed proprietary patient statistical databases which enable us to improve dialysis treatment outcomes, and improve the quality and effectiveness of dialysis products, resulting in reduced mortality rates. In addition to our patient databases, we believe that local physicians, hospitals and managed care plans refer their ESRD patients to our clinics for treatment due to:

     -  our reputation for quality patient care and treatment;

     - our extensive network of dialysis clinics, which enables physicians to refer their patients to conveniently located clinics; and

     - our reputation for technologically advanced products for dialysis treatment.

     We treat approximately 26% of the dialysis patients in the U.S., and based on publicly available reports we believe our next largest competitor treats approximately 15% of U.S. dialysis patients. For the year 2000, dialysis services accounted for 70% of our total revenue.

     At our clinics, we provide hemodialysis treatments at individual stations through the use of dialysis machines. A nurse or dialysis technician attaches the necessary tubing to the patient and monitors the dialysis equipment and the patient's vital signs. The capacity of a clinic is a function of the number of stations and such factors as the type of treatment, patient requirements, length of time per treatment, and local operating practices and ordinances regulating hours of operation. Most of our clinics operate two or three patient shifts per day.

     Each of our dialysis clinics is under the general supervision of a Medical Director and, in some cases, one or more associate Medical Directors, all of whom are physicians. See "Patients, Physician and Other Relationships." Each dialysis clinic also has an administrator who supervises the day-to-day operations of the facility and the staff. The staff typically consists of registered nurses, licensed practical nurses, patient care technicians, a social worker, a registered dietician, a unit clerk and biomedical technicians.

     As part of the dialysis therapy, we provide a variety of services to ESRD patients in the U.S. at our dialysis clinics. These services include administering EPO, a bioengineered protein that stimulates the production of red blood cells. EPO is used to treat anemia, a medical complication that ESRD patients frequently experience, and we administer EPO to most of our patients. Revenues from EPO accounted for approximately 28% of dialysis care revenue in our North America segment for the twelve months ended December 31, 2000. We receive a substantial majority of this revenue as reimbursements through the Medicare and Medicaid programs. Amgen Inc., is the sole manufacturer of EPO in North America, and any interruption of supply could materially adversely affect our business, financial condition and results of operations. Our current contract with Amgen Inc. covers the period from January 2001 to December 2001 with price guarantees and volume and outcome based discounts.

     We provide other services to ESRD patients in the U.S. including:

     -  administering vitamin D, iron, hepatitis vaccine and blood transfusions;

     - intradyalitic parenteral nutrition, in which nutrients are added to the patient's blood during hemodialysis;

     -  clinical laboratory testing through Spectra Renal Management;

     - doppler flow testing of the effectiveness of the patient's vascular access for dialysis; and

     -  electrocardiograms.

     The patient's attending physician must prescribe these tests and other services.

     Our clinics also offer services for home dialysis patients, the majority of whom receive peritoneal dialysis treatment. For those patients, we provide materials, training and patient support services, including clinical monitoring, supply of EPO, follow-up assistance and arranging for delivery of the supplies to the patient's residence. See "-- Regulatory and Legal Matters -- Reimbursement -- U.S." for a discussion of billing for these products and services.

     We also provide dialysis services under contract to hospitals in the U.S. on an "as needed" basis for hospitalized ESRD patients and for patients suffering from acute kidney failure. Acute kidney failure can result from trauma or similar causes, and requires dialysis until the patient's kidneys recover their normal function. We service these patients either at their bedside, using portable dialysis equipment, or at the hospital's dialysis site.

Contracts with hospitals provide for payment at negotiated rates that are generally higher than the Medicare reimbursement rates for chronic in-clinic treatments.

     We employ a centralized approach with respect to certain administrative functions common to our operations. For example, each dialysis clinic uses our proprietary manuals containing our standardized operating and billing procedures. We believe that centralizing and standardizing these functions enhances our ability to perform services on a cost-effective basis.

     The manner in which each clinic conducts its business depends, in large part, upon applicable laws, rules and regulations of the jurisdiction in which the clinic is located, as well as our clinical policies. However, a patient's attending physician, who may be the clinic's Medical Director or an unaffiliated physician with staff privileges at the clinic, has medical discretion to prescribe the particular treatment modality and medications for that patient. Similarly, the attending physician has discretion in prescribing particular medical products, although the clinic typically purchases equipment, regardless of brand, in consultation with the Medical Director through our central purchasing operations.

LABORATORY SERVICES AND RENAL DIAGNOSTICS

     We provide laboratory testing and marketing services through Spectra Renal Management. Spectra Renal Management is the leading U.S. dialysis clinical laboratory providing blood, urine and other bodily fluid testing services to assist physicians in determining whether a dialysis patient's therapy regimen, diet and medicines remain optimal. Spectra Renal Management operates three laboratories, located in New Jersey, Northern California, and Illinois. During the year ended December 31, 2000, Spectra Renal Management performed approximately 37 million tests for more than 100,000 dialysis patients across the U.S. We plan to expand Spectra Renal Management into related markets such as hospital dialysis units and physician office practices, working particularly with nephrologists.

ACQUISITIONS

     A significant factor in the growth in our revenue and operating earnings in prior years has been our ability to acquire health care businesses, particularly dialysis clinics, on reasonable terms. Worldwide, physicians own many dialysis clinics that are potential acquisition or joint venture candidates for us. In the U.S., doctors might determine to sell their clinics to obtain relief from day-to-day administrative responsibilities and changing governmental regulations, to focus on patient care and to realize a return on their investment. Outside of the U.S., doctors might determine to sell and/or enter into joint ventures or other relationships with us to achieve the same goals and to gain a partner with extensive expertise in dialysis products and services. While price is typically the key factor in securing acquisitions, we believe that we will be an attractive acquiror or partner to many dialysis clinic owners due to:

     -  our reputation for patient treatment;

     - our proprietary Patient Statistical Profile and European Clinical Data databases;

     - our comprehensive clinical and administrative systems, manuals and policies, and our ability to provide ancillary services for dialysis clinics and patients; and

     -  our reputation for technologically advanced products.

     We paid aggregate consideration, consisting of both cash and notes, for acquisitions of new clinics of approximately $288 million in 2000 and approximately $111 million in 1999.

     On June 19, 2000, we purchased substantially all of the international and non-continental U.S. operations of Total Renal Care Holdings, Inc. for $145 million. These operations consist of 87 dialysis clinics treating approximately 5,100 patients in Argentina, Italy, the United Kingdom, Puerto Rico, and Hawaii. Additionally, we made a $10 million non-refundable deposit, not included in the purchase price noted above, towards the purchase of the Puerto Rico operations. The purchase of the Puerto Rico operations is pending subject to regulatory approval and third party consents.

     On January 5, 2001, we acquired Everest Healthcare Services Corporation through a merger of Everest into a subsidiary of Fresenius Medical Care at a purchase price of $343 million, which includes assumed debt and the issuance of
2.25 million preference shares. Everest owns, operates or manages approximately 70 clinic facilities providing therapy to approximately 6,800 patients in the eastern and central United States. Everest also conducts extracorporal blood services and acute dialysis businesses which provide acute dialysis, apheresis and hemoperfusion services to approximately 100 hospitals. We also expect to continue to enhance our presence in the U.S. by acquiring individual or small groups of dialysis clinics in selected markets, expanding existing clinics, and opening new clinics, although we will consider large acquisitions in the U.S. if suitable opportunities, such as Everest, become available to us.

     The U.S. health care industry has experienced significant consolidation in recent years, particularly in the dialysis service sectors in which we compete, resulting, in some cases, in increased acquisition prices. Moreover, because of the ongoing consolidation in the dialysis services industry, the availability of acquisitions may decrease. Our ability to make acquisitions also will depend, in part, on our available financial resources and the limitations imposed under our senior credit agreement and the indentures relating to our trust preferred securities. These limitations are discussed under " Item 5. Operating and Financial Review and Prospects". If we are not able to continue to effect acquisitions in the dialysis care business on reasonable terms, there could be an adverse impact on growth in our business and on our results of operations. We regularly evaluate and hold discussions with various other health care companies and other businesses regarding acquisitions and joint business ventures. In 2000, we completed new acquisitions and acquisitions of previously managed clinics totaling 133 dialysis facilities providing care to approximately 7,594 patients. These acquisitions expand our presence in selected key geographic areas.

QUALITY ASSURANCE IN DIALYSIS CARE

     At each of our U.S. dialysis clinics, a quality assurance committee is responsible for reviewing quality of care reports that our Patient Statistical Profile system generates, setting goals for quality enhancement and monitoring the progress of quality assurance initiatives. We believe that we enjoy a reputation of providing high quality care to dialysis patients. In 2000, we developed and implemented a number of programs to assist in achieving our quality goals. Our Access Intervention Management Program (AIM) detects and corrects arteriovenous access failure in hemodialysis treatment, which is the major cause of hospitalization and morbidity. We also developed a regionalization program to enhance peritoneal dialysis services. Throughout the United States we initiated a pre-ESRD program to educate patients about prevention, slowing kidney failure and treatment options. In 2000, we also completed a patient satisfaction survey which again revealed a high level of satisfaction among patients visiting our facilities.

     In the International segment our quality management program focuses on consolidation and coordination of medical matters and activities in our international dialysis clinics to ensure and improve the quality of renal care offered in these clinics. These clinics receive quality control guidelines to monitor factors such as water quality, anemia treatment, and laboratory services, using indices that are accepted worldwide in the dialysis and scientific communities. Our system includes review and report procedures for assessing the progress and effectiveness of our quality control activities. We coordinate the program with internal corporate audits and audits by third parties such as regulatory authorities. Management uses the audit reports to further improve our system by defining additional quality control objectives.

     During 2000, our continuous improvement efforts within the international quality management group focused on the management of electronic data. We implemented computerized tools to streamline the handling of customer complaints. The documentation of our corporate management system was also put on an electronic platform. Our organizational units successfully completed all their regulatory audits in 2000. During 2000, additional clinics in Spain and Italy were organized in line with the ISO 9002 quality standard, with 44 certified clinics at the end of 2000 compared to 37 clinics in 1999. In 2001, we will continue to have our facilities in Italy, France, Turkey and Hungary accredited under ISO standards.

PATIENT DATA COLLECTION AND ANALYSIS

     We engage in systematic efforts to measure, maintain and improve the quality of the services at our dialysis clinics. Each clinic collects and analyzes quality assurance and patient data, which our division and corporate management regularly reviews.

     Our clinical laboratory results have been a critical element in the development of our proprietary Patient Statistical Profile database, which contains clinical, laboratory and demographic data on approximately 73,400 dialysis patients in the U.S. We use this database to assist physicians in providing quality care to dialysis patients. In addition, our Patient Statistical Profile database is a key resource in ongoing research, both within our company and at outside research institutions, to decrease mortality rates among dialysis patients and improve their quality of life.

     In 1998, we began developing our European clinical database. The database includes a version in each relevant local language and takes into account the different health care systems of the various European countries. Compilation and use of the information in this database are designed to comply with applicable European standards and restrictions relating to patient privacy.

SOURCES OF U.S. DIALYSIS CARE NET REVENUE

     The following table provides information for the years ended December 31, 2000, 1999 and 1998 regarding the percentage of our U.S. dialysis treatment services net revenues from (a) the Medicare ESRD program, (b) private/alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                               2000      1999      1998
                                                              ------    ------    ------
Medicare ESRD program.......................................   59.1%     60.2%     57.0%
Private/alternative payors..................................   32.1%     30.3%     33.8%
Medicaid and other government sources.......................    4.2%      4.2%      4.1%
Hospitals...................................................    4.6%      5.3%      5.1%
                                                              ------    ------    ------
Total.......................................................  100.0%    100.0%    100.0%
                                                              ======    ======    ======

     Under the Medicare ESRD program, Medicare reimburses dialysis providers for the treatment of certain individuals who are diagnosed as having ESRD, regardless of age or financial circumstances. When Medicare assumes responsibility as the primary payor, it pays for dialysis and specified related services at 80% of the payment methodology commonly referred to as the Medicare composite rate. In addition, subject to various restrictions and co-payment limitations, Medicare pays separately for some dialysis-related diagnostic and therapeutic services not included in the Medicare composite rate. A secondary payor is responsible for paying any co-payment, which is typically 20%, other approved services not paid by Medicare and the annual deductible. The secondary payor is usually a Medicare supplemental insurer, a state Medicaid program or, to a lesser extent, the patient or the patient's private insurer. Most of the states in which we currently operate dialysis clinics provide Medicaid benefits to qualified recipients to supplement their Medicare entitlement.

     Prior to the time at which Medicare becomes the primary payor for a patient, another third-party payor, such as the patient's private insurer, or the patient, pays for most dialysis treatments. ESRD patients under age 65 who have employer health plan coverage must wait 33 months, which comprises a three-month entitlement waiting period and an additional 30-month "coordination of benefits period", before Medicare becomes the primary payor. During this 33-month period, the employer health plan is responsible for payment as primary payor at its negotiated rate or, in the absence of a negotiated rate, at our usual and customary rates, which generally are higher than the rates paid by governmental payors, such as Medicare, and Medicare is the secondary payor. See "-- Regulatory and Legal Matters -- Reimbursement -- U.S."

     We obtain a significant portion of our revenues for dialysis services from reimbursement provided by non-governmental third-party payors. Some type of managed care plan, including health maintenance organizations, now furnishes a substantial portion of third-party health insurance in the U.S. Non-governmental payors generally reimburse for dialysis treatments at higher rates than governmental payors such as Medicare. However, managed care plans have been more aggressive in contracting with a smaller number of selected providers willing to furnish services for lower rates and subject to a variety of service restrictions. For example, managed care plans and traditional indemnity third-party payors increasingly are demanding alternative fee structures, such as capitation arrangements. With capitation, a provider receives a fixed payment per month for each enrolled patient and bears the risk of loss if the costs of treating a patient exceed the fixed capitation payment. These market forces have resulted in pressures to reduce the reimbursements we receive for our services and products.

     Our ability to secure rates with indemnity and managed care plans has largely been due to the relatively small number of ESRD patients enrolled by any single health maintenance organization. Regulation has prohibited ESRD patients from joining a health maintenance organization unless they are otherwise eligible for Medicare coverage, due to their age or disability, and are members of a managed care plan when they first experience kidney failure. The Health Care Financing Administration has a pilot program underway for managed care companies to treat Medicare ESRD patients under capitated contracts. If successful, this program could result in the elimination of the regulation that precludes ESRD patients from enrolling in managed care organizations. If Medicare health maintenance organization enrollments increase and the number of ESRD patients in managed care plans also increases, managed care plans' ability to negotiate lower rates or reduce the services we provide to them may increase. In addition, the health maintenance organization may have contracted with another provider, or may have stricter controls on access to certain ancillary services that we typically provide to ESRD patients. Any of these developments could limit our future payments for such services.

     We have formed two joint ventures seeking to contract with managed care organizations for the care of ESRD patients. Renaissance Health Care, Inc. is a 50/50 joint venture between us and participating nephrologists throughout the U.S. Our other venture, Optimal Renal Care is a 50/50 joint venture between us and Permanente Medical Group of Southern California. We believe a significant increase in the number of patients enrolled in managed care plans might also cause these plans to look more closely at outsourcing ESRD care to ESRD companies such as our disease state management joint ventures.

     As managed care programs expand market share and gain greater bargaining power in relation to health care providers, there will be increasing pressure to reduce the payments for our services and products. These trends would accelerate if future changes to the Medicare ESRD program require private payors to assume a greater percentage of the cost of care given to dialysis patients. We are presently seeking to expand the portion of our revenues attributable to non-governmental private payors through such measures as our joint venture with Southern California Permanente Medical Group. However, we believe that the historically higher rates of reimbursement nongovernmental payors have paid may not continue at these high levels. If substantially more patients join managed care plans or managed care plans reduce reimbursements paid to us, our business and results of operations could be adversely affected, possibly materially. See "-- Regulatory and Legal Matters -- Reimbursement" and "Anti-Kickback Statutes, False Claims Act, Stark Law, and Fraud and Abuse Laws."

PATIENT, PHYSICIAN AND OTHER RELATIONSHIPS

     We believe that our success in establishing and maintaining dialysis clinics, both in the U.S. and in other countries, depends significantly on our ability to obtain the acceptance of and referrals from local physicians, hospitals and managed care plans. A dialysis patient generally seeks treatment at a conveniently located clinic at which the patient's nephrologist has staff privileges. Virtually all of our clinics maintain open staff privileges for local nephrologists. Our ability to provide quality dialysis care and otherwise meet the needs of local patients and physicians is central to our ability to attract nephrologists to our clinics and to receive referrals from such physicians.

     We market the availability, quality and other advantages of our dialysis clinics to physicians through symposia and other professional meetings. We supplement our marketing efforts through distribution of literature and advertisements in professional journals.

     Medicare ESRD program reimbursement regulations require that a Medical Director generally supervise treatment at a dialysis clinic. Generally, the Medical Director must be board certified or board eligible in internal medicine and have at least twelve months of training or experience in the care of patients at ESRD clinics. Our Medical Directors maintain their own private practices.

     We have written agreements with the physicians who serve as Medical Directors for our clinics. Our U.S. Medical Director agreements generally have terms of three years, although some have terms of as long as five to ten years. Our Medical Directors and other physicians under contract individually negotiate their compensation, which generally depends upon competitive factors in the local market, the physician's professional qualifications, experience and responsibilities, the clinic's size and the services it provides. We fix the aggregate compensation of Medical Directors and other physicians under contract in advance for a period of one year or more, based in part on various efficiency and quality incentives. We believe that compensation is paid at fair market value. In some countries other than the U.S., Medical Director and physician compensation may include a component based on some measure of the clinic's financial performance.

     Virtually all of our agreements with our Medical Directors in the U.S., as well as the typical contract under which we acquire existing dialysis clinics, include noncompetition covenants covering specified activities within specified geographic areas for specified periods of time. They do not prohibit the physicians from providing direct patient care services at other locations. As required by law, they also do not require a physician to refer patients to us or particular clinics or to buy or use specific medical products. In certain states, non-competition covenants may not be enforceable.

COMPETITION

     Dialysis Services. The dialysis services industry is highly competitive. Our major competitors in dialysis services include Gambro AB, Da Vita, Inc. (formerly Total Renal Care), Baxter International Inc., Renal Care Group and the Kuratorium fur Dialyse und Nierentransplantation e.V. Ownership of dialysis clinics in the U.S. is fragmented with a large number of operators each owning 10 or fewer clinics and a small number of larger multi-clinic providers, of which we are the largest. Industry consolidation has been ongoing over the last decade. Many of our dialysis clinics are in urban areas, where there frequently are many competing clinics in proximity to our clinics. We experience direct competition from time to time from former Medical Directors, former employees or referring physicians who establish their own clinics. Furthermore, other health care providers or product manufacturers, some of who have significant operations, may decide to enter the dialysis business in the future.

     Because in the U.S. government programs are the primary source of reimbursement for services to the majority of patients, competition for patients in the U.S. is based primarily on quality and accessibility of service and the ability to obtain admissions from physicians with privileges at the facilities. However, the extension of periods during which commercial insurers are primarily responsible for reimbursement and the growth of managed care have placed greater emphasis on service costs for patients insured with private insurance. We believe that we compete effectively in all of these areas. In particular, based upon our knowledge and understanding of other providers of kidney dialysis, as well as from information obtained from publicly available sources, we believe that we are among the most cost-efficient providers of kidney dialysis services. In addition, as a result of our large size relative to most other dialysis service providers, we enjoy economies of scale in administrative functions such as purchasing, billing, collections and data processing.

     In most countries other than the U.S., we compete primarily against individual free-standing clinics and hospital-based clinics. In many of these countries, especially the developed countries, governments directly or indirectly regulate prices and the opening of new clinics. Providers compete in all countries primarily on the basis of quality and availability of service and the development and maintenance of relationships with referring physicians.

     Laboratory Services and Renal Diagnostics. Spectra Renal Management competes in the U.S. with large nationwide laboratories, dedicated dialysis laboratories and numerous local and regional laboratories, including hospital laboratories. In the laboratory services market, companies compete on the basis of performance, including quality of laboratory testing, timeliness of reporting test results and cost-effectiveness. We believe that our services are competitive in these areas. In addition to laboratory services, Spectra Renal Management competes in the imaging diagnostic market. While the main competitors are local hospitals, Spectra Renal Management is competitive based upon the quality and accessibility of its service.

DIALYSIS PRODUCTS

     We are currently the world's largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer of peritoneal dialysis products, based on publicly reported revenues, with operations in Germany, the U.S., and in 35 other countries. We sell our dialysis products directly and through distributors in approximately 100 countries. Most of our customers are dialysis clinics. For the year 2000, dialysis products accounted for 30% of our total revenue.

     We manufacture a comprehensive line of kidney dialysis equipment and related products for each of the hemodialysis and peritoneal dialysis markets. Our products include:

     - hemodialysis machines, peritoneal dialysis cyclers and related equipment;

     -  dialyzers;

     -  peritoneal dialysis solutions in flexible plastic bags;

     -  hemodialysis concentrates and solutions and granulate mixes;

     -  bloodlines and disposable tubing assemblies; and

     -  equipment for water treatment in dialysis clinics.

     We also distribute other manufacturers' products, including dialyzers, special blood access needles, heparin, a drug used to prevent blood clotting, and commodity supplies such as bandages, clamps and syringes.

OVERVIEW

     The following table shows the breakdown of our revenues for the last three years from sales of dialysis products between hemodialysis products and peritoneal dialysis products.

                                                                 YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------------
                                                        2000               1999               1999
                                                  ----------------   ----------------   ----------------
                                                   TOTAL              TOTAL              TOTAL
                                                  PRODUCT    % OF    PRODUCT    % OF    PRODUCT    % OF
                                                  REVENUES   TOTAL   REVENUES   TOTAL   REVENUES   TOTAL
                                                  --------   -----   --------   -----   --------   -----
                                                                (U.S. DOLLARS IN MILLIONS)
Hemodialysis Products...........................  $1,060.3     84    $1,033.3     83       922.5     80
Peritoneal Dialysis Products....................     196.5     16       207.4     17       224.6     20
                                                  --------    ---    --------    ---    --------    ---
Total...........................................  $1,256.8    100    $1,240.7    100    $1,147.1    100
                                                  ========    ===    ========    ===    ========    ===

HEMODIALYSIS PRODUCTS

     We offer a comprehensive hemodialysis product line, consisting of hemodialysis machines, modular accessories for dialysis machines, polysulfone dialyzers, bloodlines, dialysis solutions and concentrates, fistula needles, connectors, devices for water treatment, data management systems, dialysis chairs, machines and supplies for the reuse of dialyzers and other similar supplies. We believe that our broad range of technologically sophisticated hemodialysis products makes us a leader in the hemodialysis product field. We continually strive to expand and improve the capabilities of our hemodialysis systems to offer an advanced treatment mode at reasonable cost.

     Dialysis Machines. We introduced our first dialysis machine in 1980, and our dialysis machines are currently in their fifth generation of development. We sell our dialysis machines as Series 2008H models in North America and Series 4008 models in the rest of the world. Our dialysis machines offer the following features and advantages:

     - Volumetric dialysate balancing and ultrafiltration control system. This system, which we introduced in 1977, provides for safe and more efficient use of highly permeable dialyzers, permitting faster dialysis with controlled rates of fluid removal;

     - Proven hydraulic systems, providing reliable operation and servicing flexibility;

     - Compatibility with all manufacturers' dialyzers and a wide variety of blood-lines and dialysis solutions, permitting maximum flexibility in both treatment and disposable products usage;

     - Modular design, which permits us to offer dialysis clinics a broad range of options to meet specific patient or regional treatment requirements. Modular design also allows upgrading through module substitution without the need to replace the entire machine;

     - Additional modules that provide monitoring and response capability for selected bio-physical patient parameters, such as body temperature, relative blood volume and electrolyte balances. This concept, known as physiological dialysis, permits hemodialysis treatments with lower incidence of a variety of symptoms or side effects, which still occur frequently in standard hemodialysis. Our most recent module, the Blood Volume Monitor(TM) controls removal of excess fluid from the patient;

     - Sophisticated microprocessor controls, and display and readout panels that are adaptable to meet local language requirements;

     - Battery backup, which continues operation of the blood circuit and all protective systems for 15 to 20 minutes following a power failure;

     - Online clearance, measurement of dialyzer clearance for quality assurance with the On-Line Clearance Monitor, providing immediate effective clearance information, real time treatment outcome monitoring, and therapy adjustment during dialysis without requiring invasive procedures or blood samples;

     - On-line data collection capabilities and computer interfacing with our FINESSE module and FDS08(R) system. Our machines can:

       -- monitor and assess prescribed therapy;

       -- connect a large number of hemodialysis machines and peripheral devices, such as patient scales, blood chemistry analyzers and blood pressure monitors, to a personal computer network;

       -- enter nursing records automatically at bedside to register and document patient treatment records, facilitate billing, and improve record-keeping and staff efficiency;

       -- adapt to new data processing devices and trends;

       -- perform home hemodialysis with remote monitoring by a staff caregiver;
          and

       -- record and analyze trends in medical outcome factors in hemodialysis patients; and

     - Cost-efficient production of infusion solution during treatment with our ONLINEplus(TM) system for hemofiltration and hemodiafiltration with a special dialysis solution filter, DIASAFEplus(R), which provides ultrapure dialysis fluid.

     Dialyzers. We manufacture dialyzers using hollow fiber polysulfone membranes, a synthetic material. We are the leading worldwide producer of polysulfone dialyzers. While competitors currently sell polysulfone membranes in the market, we developed and are the only manufacturer with more than 15 years' experience in applying the technology required to mass produce polysulfone membranes. We believe that polysulfone offers the following superior performance characteristics compared to other materials used in dialyzers:

     - higher biological compatibility, resulting in reduced incidence of adverse reactions to the fibers;

     - greater capacity to clear uremic toxins from patient blood during dialysis, permitting more thorough, more rapid dialysis, resulting in shorter treatment time; and

     - a complete range of permeability, or membrane pore size, which permits dialysis at prescribed rates -- high flux, medium flux and low flux, as well as ultra flux for acute dialysis, and allows tailoring of dialysis therapy to individual patients.

     Our full line of polysulfone dialyzers includes the F70NR, F50NR and F7NR series of single-use polysulfone dialyzers. We also distribute dialyzers manufactured by others, primarily to our own dialysis clinics. In North America, we sell dialyzer reprocessing and rinse machines. These machines cleanse dialyzers after dialysis, permitting multiple usage for the same patient before disposal of the dialyzer. Reuse of disposable dialyzers is utilized with patient and physician consent, and enables hemodialysis providers to reduce operating costs. We recently announced that we will increase production of single-use dialyzers at our Ogden, Utah facility to meet demand for these products.

     Other Hemodialysis Products. We manufacture and distribute arterial, venous, single needle and pediatric bloodlines. We produce both liquid and dry dialysate concentrates. Liquid dialysate concentrate is mixed with purified water by the hemodialysis machine to produce dialysis solution, which removes the toxins and excess water from the patient's blood during dialysis. Dry concentrate, developed more recently, is less labor-intensive to use, requires less storage space and may be less prone to bacterial growth than liquid solutions. We also produce dialysis solutions in bags, including solutions for priming and rinsing hemodialysis bloodlines, as well as connection systems for central concentrate supplies and devices for mixing dialysis solutions and supplying them to hemodialysis machines. Other products include solutions for disinfecting and decalcifying hemodialysis machines, fistula needles, hemodialysis catheters, and products for acute renal treatment.

PERITONEAL DIALYSIS PRODUCTS

     We offer a full line of peritoneal dialysis products. We manufacture peritoneal dialysis solutions in bags, peritoneal dialysis cycling machines for CCPD and disposable products for both CAPD and CCPD, such as tubing, sterile solutions and sterile kits to prepare patients for dialysis. We also distribute other manufacturers' peritoneal dialysis products, primarily to our own dialysis clinics.

     CAPD Systems. We manufacture standard and specialized peritoneal dialysis solutions. We believe that our peritoneal dialysis products offer significant advantages for CAPD, including:

     - ease of use and greater protection against contamination by touch than other peritoneal dialysis systems presently available. Our products incorporate our Safe-Lock(R) connection system for introducing and draining dialysis solution into and from the abdominal cavity, using the same bag for introduction and drainage. Our A.N.D.Y.(R) and A.N.D.Y. Plus(R) systems, which include a special drainage bag and a snap-off Y-shaped piece connected to the Safe-Lock(R) connector at the catheter, provide protection from contamination in a dual-bag system;

     - suitability for all peritoneal dialysis patients through the Inpersol(R) product line, which we acquired from Abbott Laboratories in 1993. Safe-Lock(R) products may be used only by peritoneal dialysis patients whose catheters include the Safe-Lock connector, which attaches to a solution bag fitted with the other part;

     - manufacture with Biofine(R), a new environmentally friendly plastic material for foils, tubings and other parts of peritoneal dialysis systems. Biofine(R) was developed by Fresenius AG and launched in 1997 and has the following significant benefits:

       -- higher biocompatibility through avoidance of plasticisers, which can leach into dialysis solutions;

       -- lower gas permeability and less interaction with peritoneal dialysis solutions, permitting administration of a wide range of solutions, including bicarbonates;

       -- disposal with less harm to the environment. Biofine(R) is manufactured with less material and, when burned, releases only carbon dioxide and water, rather than dioxins and furans which are released during incineration of other foils. This should make our products more attractive, especially in Europe, where disposal of harmful plastics is highly regulated.

     - the benefits of Biofine(R) with protection against contamination through our new Stay-Safe(R) system, launched in 1997. The system comprises tubing, connectors and a peritoneal dialysis solution double bag, made entirely from Biofine(R). It uses a single switching mechanism that replaces three tubing clamps to control solution drainage, flushing of tubes that connect solution bags to catheters, and introduction of new solution. The single switch also provides tight closure of the line and, to further reduce the possibility of contamination, the switch seals catheter access and surrounds the catheter adapter with disinfectant;

     - higher solution bag volumes with our new Premier twin-bag system which provides solution container and pre-attached tubing set in one package. The higher solution volumes permit larger dosages without increasing the number of required daily solution exchanges performed by the patient; and

     - improved biocompatibility with CAPD stay.safe Balance, a lactate-buffered peritoneal dialysis solution that has a pH balance in the human physiological range.

     CCPD Products. We introduced the first peritoneal dialysis cycler machine in 1980. We believe that CCPD therapy offers benefits over CAPD therapy for patients who need more therapy due to body size, ultrafiltration loss or other reasons. In a standard CAPD program, a patient manually introduces two liters of fresh peritoneal dialysis solution and drains the used solution four times over a 24-hour period. Treatment occurs seven days per week and the patient must perform the treatment while awake. With CCPD therapy, the cycler automatically delivers a prescribed volume of dialysis solution into the peritoneal cavity through an implanted catheter, allows the solution to dwell for a specified time, and completes the process by draining the solution. CCPD therapy offers the following benefits over CAPD:

     - Solution exchanges take place automatically, which may reduce the risk of peritonitis due to less frequent handling of the catheter and connections;

     - The patient can cycle at home, throughout the night while asleep. The patient has complete daytime freedom, wearing only the surgically implanted catheter and capping device; and

     - CCPD delivers more effective therapy than CAPD due to the supine position of the patient during the night, higher volume exchanges and preferable cycle management.

     Our cycling equipment incorporates microprocessor technology, and the patient, hospital or clinic staff can easily program it to perform specific prescribed therapy for a given patient. Since all components are monitored and programmable, these machines allow the physician to prescribe any of a number of current therapy procedures. Our CCPD products and therapies include:

     - the Sleep-Safe(TM) cycler, a new cycler with an extremely compact and light design, that we began marketing in late 1999. Its pumping mechanism and disposable cartridge allow exact delivery of the peritoneal dialysis solution;

     - PD-PLUS(R), a variant on CCPD therapy we introduced in 1994. PD-PLUS(R) therapy provides a more tailored therapy than regular CCPD using a simpler nighttime cycler and, where necessary, includes one manual dialysis solution exchange during the day. We believe that PD-PLUS(R) therapy is less costly and easier to administer than typical CCPD. We also believe that PD-PLUS(R) therapy improves toxin removal by more than 40% compared to CAPD. By increasing the effectiveness of peritoneal dialysis treatments, PD-PLUS(R) may also effectively prolong the time period during which a patient will be able to remain on peritoneal dialysis before requiring hemodialysis. PD-PLUS(R) therapy can only be performed using the Fresenius Freedom(TM) Cycler and special tubing using Safe-Lock(R) connectors; and

     - IQcard(TM), for use with the Freedom(TM) Cycler PD-PLUS(R) to monitor CCPD therapy for a full treatment history and improved therapy compliance.

     Other Peritoneal Dialysis Products. We also manufacture and distribute pediatric treatment systems for administration of low volumes of dialysis solutions, assist devices to facilitate automated bag exchange for handicapped patients, catheters, catheter implantation instruments, silicon glue, Pack-PD(R), a computer program which analyzes patient and peritoneal characteristics to present a range of treatment options for individual therapies, disinfectants, bag heating plates adapters, and products to assist and enhance connector sterility. We also provide scientific and patient information products, including support materials, such as brochures, slides, videos, instructional posters and training manuals.

MARKETING, DISTRIBUTION AND SERVICE

     We sell most of our products to hospitals, clinics and specialized treatment clinics. With our comprehensive product line and years of experience in dialysis, we believe that we have been able to establish and maintain very close relationships with our clinic customer base on a global basis. Close interaction between our sales force and research and development personnel enables us to integrate concepts and ideas that originate in the field into product development. We maintain a direct sales force of trained salespersons engaged in the sale of both hemodialysis and peritoneal dialysis products. This sales force engages in direct promotional efforts, including visits to physicians, clinical specialists, hospitals, clinics and dialysis clinics, and represents us at industry trade shows. We also sponsor medical conferences and scientific symposia as a means for disseminating product information. Our clinical nurses provide clinical support, training and assistance to customers and assist our sales force. We also use outside distributors to provide sales coverage in countries that our internal sales force does not service.

     In our basic distribution system, we ship products from factories to central warehouses which are frequently located near the factories. From this central warehouse, we distribute our dialysis products to regional warehouses. We then distribute peritoneal dialysis products to the patient at home, and ship hemodialysis products directly to dialysis clinics and other customers. Local sales forces, independent distributors, dealers and sales agents sell all our products.

     We offer customer service, training and education in the applicable local language, and technical support such as field service, repair shops, maintenance, and warranty regulation for each country in which we sell dialysis products. We provide training sessions on our equipment at our facilities in Schweinfurt, Germany and Walnut Creek, California and we also maintain regional service centers that are responsible for day-to-day international service support. Our Schweinfurt and Walnut Creek facilities also provide training and act as backups for the regional service centers. We also provide technical training to employees of hospitals and other health care providers in the use of our products. We believe our service organizations have a reputation for reliability and high quality service.

MANUFACTURING OPERATIONS

     We operate state-of-the-art production facilities world wide to meet the demand for machines, cyclers, dialyzers, solutions, concentrates, mixes, bloodlines, and disposable tubing assemblies and equipment for water treatment in dialysis clinics. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provide a competitive advantage in manufacturing our products. We intend to use our facilities in St. Wendel, Germany and Ogden, Utah as centers of competence for development and manufacturing and to implement similar technologies at our other facilities.

     We produce and assemble hemodialysis machines and CCPD cyclers in our Schweinfurt, Germany and our Walnut Creek, California facilities. We also maintain facilities at our service and local distribution centers in Argentina, Egypt, France, Italy, The Netherlands, China, Brazil and Russia for testing and calibrating dialysis machines manufactured or assembled elsewhere, to meet local end user market needs.

     In 1998, we restructured our Schweinfurt facility to create process units dedicated to each of the main geographic regions in which we do business. This market-focused structure enables us to more actively support our worldwide equipment business with a high level of responsiveness to the needs of different markets, while realizing economies of scale. The new multi-disciplinary teams created within this structure have increased productivity, lowered manufacturing costs by 6% in 1998, 7% in 1999 and 2% in 2000, and improved customer service. In addition, we were able to increase output of 4008 series hemodialysis machines by 30% from 9,000 machines in 1999 to 11,700 in 2000. Additionally, we increased our output of the peritoneal dialysis cycler sleep safe from 200 units in 1999 to 500 units in 2000. We have implemented just-in-time manufacturing techniques at this facility and are currently able to produce a hemodialysis machine in two weeks.

     We manufacture and assemble dialyzers and polysulfone membranes in our St. Wendel, Germany and Ogden, Utah facilities and at production facilities of our joint ventures in Belarus and Japan.

     In 1998, we significantly increased capacity at the St. Wendel facility by optimizing production processes and by implementing flexible working hours and in 1999, we further increased capacity by eliminating non-essential manufacturing at that facility. In 2000 we added another polysulfone hollow fiber spinning line to satisfy growing demand for the core component of our dialyzers. Due, in part, to these changes, dialyzer and bloodline production capacities increased by 6% in 1999 and 25% in 2000. We adapted various production processes to meet the more technically complex requirements of newly developed dialyzers. We are currently developing a fully-automated production line to assure efficient production in future. We also enhanced Polysulfone dialyzer production at our subsidiaries in France, Saudi Arabia and Belarus. Our French facility is now the second facility after St. Wendel that can produce our complete series of polysulfone dialyzers.

     The significant rise in demand for foils and tubings made of our environmentally-friendly Biofine material led to a 77% increase in production of our Biofine non-polyvinyl chloride foil and a 63% increase in tubing production. Production of peritoneal dialysis solution bags and dry concentrates were expanded by more than 50% and 35%, respectively. In 2000, we commenced production of bloodline systems at our Antalya, Turkey facility, which will be integrated into our European network in 2001. In our subsidiary in Japan we are currently constructing a production plant for peritoneal dialysis solutions which is currently scheduled to be operational in mid 2001.

     In the North America segment at our Ogden, Utah facility, we commenced construction of an additional hollow-fiber spinning line in August 1999. This was the first step in a five-year expansion plan for that facility. The Ogden facility now operates as a fully integrated manufacturing and research and development facility for polysulfone dialyzers. An additional dialyzer assembly and fiber spinning line will be put into operation in 2001 and we recently announced that we will increase production of single-use dialyzers at our Ogden, Utah facility by 200% to meet demand for these products. Over the past four years we have doubled employment at this facility to 960. The creation of another 1,000 jobs is planned for the coming years. In 2000 we also constructed a new manufacturing facility for liquid concentrates in Coppel, Texas.

     Each step in the manufacture of our products, from the initial processing of raw materials through the final packaging of the completed product, is carried out under controlled quality assurance procedures required by law and under Good Manufacturing Practices or the Conformite Europeenne (CE) certification process, as well as under comprehensive quality management systems, such as the internationally recognized ISO 9000-9004 standards, which are mandated by regulatory authorities in the countries in which we operate. In addition, the St. Wendel and Schweinfurt facilities periodically undergo U.S. Food and Drug Administration inspection. The St. Wendel facility was last inspected in September 1998. The Schweinfurt facility was inspected by the U.S. Food and Drug Administration and by the comparable German authority under the ISO 9000 standard in mid-1999. No material adverse findings were noted at either facility. Our facilities in Ogden, Utah and Reynosa, Mexico received ISO 9001 certification and approval for CE marking in 1999. In 2000 our facility in Antalya, Turkey received approval for CE marking and our manufacturing facility in Walnut Creek, California received ISO 9001 certification.

     Incoming raw materials for solutions undergo tests, such as, infrared, ultraviolet and physical and chemical analyses to assure quality and consistency. During the production cycle, sampling and testing take place in accordance with established quality assurance procedures to ensure the finished product's sterility, safety and potency. Pressure, temperature and time for various processes are monitored to assure consistency of semi-finished goods. Environmental conditions are monitored to assure that particulate and bacteriological levels do not exceed specified maximums. We maintain continuing quality control and Good Manufacturing Policies education and training programs for our employees. See "Regulatory and Legal Matters."

ENVIRONMENTAL MANAGEMENT

     We conduct our operations with a commitment to environmental quality. Several of our locations have been certified in accordance with ISO 14001, the international standard for environmental management systems, and the European Union Eco Audit, a more restrictive audit performed within the European Union. In 1999, we integrated the existing environmental management systems in our production plants in St. Wendel and Schweinfurt and our research and development facilities in Bad Homburg, into our newly created and implemented corporate environmental management system. An independent certification body has certified the new system. We will also start the process of securing ISO14001 certification for our operations in North America and thus continue our global efforts to improve the environmental compatibility of our products, production sites and dialysis clinics.

     We have also implemented a reporting system for the collection of environmental data in our certified units enabling us to retrieve the relevant performance indicators and to identify further improvement potential. For example a survey of our European clinics showed significant saving possibilities and provided input for further projects in the field of water consumption. The results of this "Eco-controlling system" will enable us to establish future targets which should result in savings in environmentally related costs of approximately 40% during the next few years, combined with positive impacts for environmental protection.

     Our research and development efforts also focus on environmental compatibility. For example, our new generation of FX-class dialyzers reduce weight and volume by 54% and 33% respectively and use an environmentally improved material composition. Another important project in 2000 was the development and integration of an environmental management system, based on ISO 14001, into our overall clinic quality management system. A current pilot project is generating the first implementation experience, and in 2001 we plan to expand the integration process of this EMS to all our dialysis clinics. We initiated a total of 13 environmentally related projects in our production plant in St. Wendel.

     Environmentally related efforts in the U.S. focus on continual waste minimization programs involving solid, medical and hazardous waste. In dialysis services, this has been accomplished via quarterly monitoring all medical waste costs related to the generation of medical waste and proper segregation and disposal. Regulatory compliance in the environmental area is accomplished through our internal Environmental Health and Safety Compliance Audit Program conducted at our locations. Furthermore, we have taken the initiative of promoting environmentally friendly schemes in the community and intend to dedicate even stronger focus on waste minimization initiatives in our dialysis services and our production plant in Ogden, Utah.

SOURCES OF SUPPLY

     We purchase raw materials essential to our dialysis products business worldwide from numerous suppliers and we have not encountered serious shortages or delays in obtaining raw materials. To assure continuous high quality in the International segment, we formed a purchasing consulting center in mid 1998. This group coordinates supplies and enters into global contracts using benchmarking and systematic analysis of market and price information. Its major strategy has been to reach global commercial agreements with harmonized net prices through economies of scale from standardization of parts or materials and concentration of suppliers. We have supply agreements extending for up to 3 years for critical raw materials like polymers, granulates and plastics. These agreements include dual sourcing, multi-plant agreements or approved second sources to avoid the risk of bottlenecks in our supply chain. For key production processes, we have the internal capability to benchmark suppliers and/or assume manufacturing of key parts for internal needs.

     Of 51 supply projects started in 1998 and 29 projects started in 1999 we have completed 42 fixed agreements. In 2000, we started 31 additional projects, including projects for other Fresenius affiliates, mainly in the fields of plastic granulates, packaging materials, injection mouldings, clinical materials and consulting. An interactive information system connects all global projects to insure standardization and monitoring by the purchasing consulting center. Markets in 2000 were characterized by significant price-pressure, principally for oil and paper, due to in part to the Dollar/euro exchange rate fluctuation. We were able to partially offset this development through intensive negotiations and the optimization of our supply distribution. In 2001 the purchasing consulting center will focus on global contract pooling with external partners, and we will initiate a strategic re-evaluation of all supplier sourcing contracts. We have material purchase commitments of approximately $165 million of materials of which $90 million is committed at December 31, 2000 for fiscal year 2001. The terms of these agreements run 2-5 years.

     The Materials Management Department of our Dialysis Products Division in the North America segment is responsible for planning and procuring of $220 million annually from 150 suppliers. It provides production plans to our manufacturing locations and manages inventory levels in the distribution network that delivers supplies to clinics and home patients.

NEW PRODUCT INTRODUCTIONS

     Research and development focuses strongly on the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients, and on process technology for manufacturing our products. Research and development expenditures were $32 million in 2000, $32 million in 1999, and $31 million in 1998.

     We introduced the following new or enhanced products in 2000:

     - FX-class and Optiflux dialyzers. Both of these dialyzers use polysulfone-based Helixone membranes, which significantly increase clearance. FX-class dialyzers provide simplified handling and more secure treatment and improve waste management, logistics and handling through weight reduction and environmentally improved materials. Optiflux polysulfone dialyzers deliver small and middle molecular weightsolute clearance. Both dialyzers have outstanding biocompatibility, continuing our efforts to provide patient care in the most biocompatible way.

     - The 4008 3mix(TM) hemodialysis machine, which is capable of handing three different dialysis concentrate components instead of the usual two. The 4008 3mix(TM) permits selection of desired sodium and bicarbonate concentrations directly at the treatment site and provides a high standard of patient safety through enhanced conductivity monitoring and specifically coded connectors.

     - The On-line Clearance Monitor, an options module for the 4008 series of dialysis machines, which provides immediate and online information on urea clearance and dialysis dose, providing a clear and visible picture of treatment efficacy and enabling immediate treatment adjustments to be made.

     - The 2008K hemodialysis machine, introduced in the North American market, which provides innovative elements such as improved operator interface, an improved blood pump, level detector and heparin pump modules, and fluid removal measurement combined with a feedback control mechanism to monitor and avoid sudden declines in blood pressure and resulting complications.

     - Our Infrared Data Acquisition, a receiver/ transmitter that can download data on completion of treatment to a hand-held computer. Data can then be transferred to a PC or PC-network for further processing or immediate treatment analysis.

     -  New or improved products for peritoneal dialysis, including:

       - Stay-safe(R) balance, a more biocompatible peritoneal dialysis solution in a dual chamber bag. This product is pH-neutral, which may provide longer preservation of the peritoneum as a natural dialysis membrane.

       -  the Premier(TM) Plus Double Bag and the Premier(TM) Transfer Set

       - upgrades to the Freedom(TM) Cycler PD+ and related software, and new therapy-planning software.

PATENTS, TRADEMARKS AND LICENSES

     As the owner of or licensee under patents and trademarks throughout the world, we hold rights under 997 patents and patent applications relating to dialysis technology in major markets. Patented technologies that relate to dialyzers include our polysulfone hollow fiber, an in-line sterilization method, and sterile closures for in-line sterilized medical devices. For dialysis machines, patents include:

     - the location for a filter device for sterile filtering dialysate in the dialysis machine circuit;

     - the safety concept for the ultrafiltration device in a dialysis machine used for high flux dialysis;

     - a process for the on-line preparation of substitution fluid in hemodiafiltration machines;

     -  conductivity sensor arrangements in the dialysis machine circuit;

     - conductivity sensor devices, mathematical algorithms for using such devices;

     -  patents relating to controlled bicarbonate dialysis; and

     -  patents related to thermal balance during dialysis.

     The connector system for our biBag(TM) bicarbonate concentrate powder container has been patented in the U.S., Norway and Europe while national applications in Japan and Finland are still pending. Further pending patents include the new generation of "DIASAFEplus"(R) filters.

     Competitors in Europe and Japan have filed oppositions to the patent family covering Fresenius Medical Care Polysulfone(R) high flux membranes. Our patents have been upheld in both Europe and Japan. We successfully defended an appeal in the European Union, but an appeal by the Japanese competitor is still pending. While we believe that these patents are valid in the relevant jurisdictions, a successful opposition could have a material adverse effect on our business.

     Among our more significant patents, the patent for our polysulfone hollow fiber expires in 2005 in Germany, 2007 in the United States, and at various dates in 2005 in other jurisdictions. The patent for our in-line sterilization method expires in 2010 in Germany, 2010 in the United States, and in 2010 in other jurisdictions, and the patent for our biBag connector expires in 2013 in Germany, 2013 in the United States, and in 2013 in other jurisdictions. We believe that after expiration of these patents, our proprietary know-how for the manufacture of these products will continue to constitute a competitive advantage.

     For peritoneal dialysis, we hold rights on the Safe-Lock(TM) system. For our non-polyvinyl chloride film, known as Biofine(R), indicated for general use in intravenous and peritoneal dialysis we have a grant patent in Germany as well as pending patent applications in various countries. Further pending patents describe a special film for a peelable, non-polyvinyl chloride multi chamber bag for peritoneal dialysis solutions. Fresenius USA's intellectual property includes the Inpersol(TM) trademark and rights to certain manufacturing know-how Fresenius USA obtained from Abbott Laboratories, and a paid-up non-exclusive global sublicense from Baxter, Inc. to certain CAPD and connector technology.

     We believe that our success will depend, in large part, on our technology. As a standard practice, we obtain legal protections we believe are appropriate for our intellectual property, but intellectual property is subject to infringement or invalidation claims. In addition, technological developments in ESRD therapy could reduce the value of our existing intellectual property. Any such reduction could be rapid and unanticipated. Other than as disclosed in this report, we are not dependent to any material extent upon patents, licences or contracts.

COMPETITION

     The markets in which we sell our dialysis products are highly competitive. Our competitors in the sale of hemodialysis and peritoneal dialysis products include Gambro AB, Baxter International Inc., Asahi Medical Co., Ltd., Bellco S.p.A., a subsidiary of Sorin Biomedica S.p.A., Bieffe Medital S.p.A., which is an affiliate of Baxter, Inc., B. Braun Melsungen AG, Nissho Corporation, including Nissho Nipro Corporation Ltd., Nikkiso Co., Ltd., Terumo Medical Corporation and Toray Medical Co., Ltd. Some of our competitors possess greater financial, marketing and research and development resources than we do.

     We believe that in the dialysis product market, companies compete primarily on the basis of product performance, cost-effectiveness, reliability, assurance of supply and service and continued technological innovation. We believe our products are highly competitive in all of these areas. Dialysis centers acquired by other product manufacturers may elect to limit or terminate their purchases of our dialysis products in order to avoid purchasing products manufactured by a competitor. We believe, however, that customers will continue to consider our long-term customer relationships and reputation for product quality in making product purchasing decisions, and we intend to compete vigorously for these customers.

REGULATORY AND LEGAL MATTERS

REGULATORY OVERVIEW

     Our operations are subject to extensive governmental regulation by virtually every country in which we operate including, most notably, in the U.S., at the federal, state and local levels. Although these regulations differ from country to country, in general, non-U.S. regulations are designed to accomplish the same objectives as U.S. regulations regarding the operation of dialysis clinics, laboratories and manufacturing facilities, the provision of quality health care for patients, the maintenance of occupational, health, safety and environmental standards and the provision of accurate reporting and billing for governmental payments and/or reimbursement. In the U.S., some states prohibit ownership of health care providers by for-profit corporations or establish other regulatory barriers to direct ownership by for-profit corporations. Outside the U.S., each country has its own payment and reimbursement rules and procedures, and some countries prohibit ownership of health care providers or establish other regulatory barriers to direct ownership by foreign companies. In all jurisdictions, we work within the framework of applicable laws to establish alternative contractual arrangements to provide services to those facilities.

     Any of the following matters could have a material adverse effect on our business, financial condition and results of operations:

     - failure to receive required licenses, certifications or other approvals for new facilities or significant delays in such receipt;

     - loss of various federal certifications or termination of licenses under the laws of any state or other governmental authority; and

     - changes resulting from health care reform or other government actions that reduce reimbursement or reduce or eliminate coverage for particular services we provide.

     We must comply with all U.S., German and other legal and regulatory requirements under which we operate, including the U.S. federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended, generally referred to as the "anti-kickback statute", the federal restrictions on certain physician referrals, commonly known as the "Stark Law", and other fraud and abuse laws and similar state statutes, as well as similar laws in other countries. It is possible that applicable laws or regulations will be amended, or that enforcement agencies or the courts will make interpretations inconsistent with ours or the manner in which we conduct our business. Any one of these events could have a material adverse effect on our business, reputation, financial condition and results of operations. Sanctions for violations of these statutes may include criminal or civil penalties, such as imprisonment, fines or forfeitures, denial of payments, and suspension or exclusion from the Medicare and Medicaid programs. In the U.S., these laws have been broadly interpreted by a number of courts, and significant government funds and personnel have been devoted to enforcing them because enforcement has become a high priority for the federal government and some states. We, and the health care industry in general, will continue to be subject to extensive federal, state and foreign regulation, and we cannot predict the full scope of these regulations.

     Fresenius Medical Care Holdings has entered into a corporate integrity agreement with the U.S. government, which requires that Fresenius Medical Care Holdings staff and maintain a comprehensive compliance program, including a written code of conduct, training programs and compliance policies and procedures. The corporate integrity agreement requires annual audits by an independent review organization and periodic reporting to the government. The corporate integrity agreement permits the U.S. government to exclude Fresenius Medical Care Holdings and its subsidiaries from participation in U.S. federal health care programs if there is a material breach of the agreement that is not cured by Fresenius Medical Care Holdings within thirty days after Fresenius Medical Care Holdings receives written notice of the breach.

PRODUCT REGULATION

U.S.

     In the U.S., the Food and Drug Administration and comparable state regulatory agencies impose requirements on our subsidiaries that manufacture and sell medical products and supplies under their jurisdiction. These rules require:

     - compliance with Good Manufacturing Practices in manufacturing medical products; and

     -  compliance with Food and Drug Administration rules regulating,

       -- product design;

       -- safety;

       -- advertising and labeling; and

       -- record-keeping and reporting of adverse events.

     In addition, in order to clinically test, produce and market certain medical products and other disposables (including hemodialysis and peritoneal dialysis equipment and solutions, dialyzers, bloodlines and cell separators) for human use, we must satisfy mandatory procedures and safety and efficacy requirements established by the Food and Drug Administration or comparable state and foreign governmental agencies. These rules generally require that the Food and Drug Administration approve products as safe and effective for their intended use prior to being marketed. The Food and Drug Administration has designated peritoneal dialysis solutions as drugs and, as such, they are subject to additional Food and Drug Administration regulation under the Food, Drug and Cosmetic Act of 1938.

     The approval process is expensive, time consuming and subject to unanticipated delays. The Food and Drug Administration may also prohibit the sale or importation of products, order product recalls or require post-marketing testing and surveillance programs to monitor a product's effects. We believe that we have filed for or obtained all necessary approvals for the manufacture and sale of our products in jurisdictions in which those products are currently produced or sold. We cannot assure that we will obtain necessary regulatory approvals or clearances within reasonable time frames, if at all. Any delay or failure to obtain regulatory approval or clearances could have a materially adverse effect on our business, financial condition and results of operations.

Germany and Non-U.S.

     Most countries maintain different regulatory regimes for pharmaceutical products and for medical devices. In each regime, there are regulations governing manufacturers and distributors, as well as regulations governing the final products manufactured and distributed. Treaties or other international law and standards and guidelines under treaties or laws may supplement or supersede individual country regulations.

     Some of our products, such as peritoneal dialysis solutions, are considered pharmaceuticals. The European Union has issued a directive on pharmaceuticals, No. 65/65/EWG (January 26, 1965), as amended. Each member of the European Union is responsible for conforming its law to comply with this directive. In Germany the German Drug Law (Arzneimittelgesetz) which implements European Union requirements, is the primary regulation applicable to pharmaceutical products.

     The provisions of the German Drug Law are typical of the legal standards in other European countries. The German Drug Law states the requirements for the authorization of a company to manufacture pharmaceuticals. A manufacturer must, among other requirements, appoint pharmacists or physicians to be responsible for the quality, safety and efficacy of the pharmaceuticals. At least five responsible persons must be appointed: a marketing manager, a quality control manager, a manufacturing manager, a safety officer, and a drug information officer. Each of these persons may be held personally liable under German criminal laws for violations of the German Drug Law.

     International guidelines also govern the manufacture of pharmaceuticals and, in many cases, overlap with national requirements. In particular, the Pharmaceutical Inspection Convention, an international treaty, contains rules which are binding on most countries in which pharmaceuticals are manufactured. Among other things, the Pharmaceutical Inspection Convention establishes requirements for Good Manufacturing Practices which are then adopted at the national level. Another international guideline, which is non-binding, is the ISO 9000-9004 system for assuring quality control. This system is more detailed than Good Manufacturing Practices. Compliance entitles the manufacturer to utilize the CE certification of quality control. In July 1993, we obtained our first certificates for successfully running full quality management systems under the ISO 9001 standard.

     In addition to regulating the manufacture of pharmaceuticals, countries directly regulate marketing of the pharmaceuticals produced. A drug needs to be registered and authorized in every country in which it is distributed. European Union rules govern the conditions for a registration, such as pre-clinical and clinical testing.

     Historically, medical devices have not been regulated as strictly as pharmaceuticals, but more stringent regulatory schemes have been adopted during the last decade. The European Union began to harmonize national regulations comprehensively for the control of medical devices in Europe in 1993, when it adopted its Medical Devices Directive. In 1995, Germany implemented this directive when it adopted the Medical Devices Act (Medizinproduktegesetz), which is similar in many ways to the German Drug Law. The European Union directive applies to both the manufacturer's quality control system and the products' technical design. Depending on the class of medical devices, a manufacturer may choose alternative regulatory modules to demonstrate compliance with European Union provisions. To assure and demonstrate the high quality standards and performance of our operations, we have subjected our entire European business to the most comprehensive procedural module, which is also the fastest way to launch a new product in the European Union. This module requires the certification of a full quality management system by a notified body charged with supervising the quality management system. A notified body is a group accredited and monitored by governmental agencies that inspects manufacturing facilities and quality control systems at regular intervals and is authorized to carry out unannounced inspections.

     When a company receives a European Union certificate for the quality management system of a particular facility, it may assess whether products developed and manufactured in the facility satisfy European Union requirements. European Union requirements for products are laid down in harmonized European Union standards and include conformity to safety requirements, physical and biological properties, construction and environmental properties, and information supplied by the manufacturer. A manufacturer must demonstrate conformity to these requirements by pre-clinical tests, biocompatibility tests, qualification of products and packaging, risk analysis and well-conducted clinical investigations approved by ethics committees.

     A manufacturer having a European Union-certified full quality management system has to declare and document conformity of its products to the harmonized European standards. If able to do so, the manufacturer must put a "CE" mark on the products. The CE mark, which stands for Conformite Europeenne, demonstrates compliance with the relevant European Union requirements. Products subject to these provisions that do not bear the "CE" mark cannot be imported, sold or distributed within the European Union.

     The Medical Devices Directive became mandatory on June 15, 1998. Our Series 4008, 4008B, 4008E dialysis machines and their therapy modifications, and our PD-NIGHT(R) cycler, and our other medical devices distributed in the European market, as well as our dialysis filters and dialysis tubing systems and accessories, all bear the "CE" mark. We expect to continue to obtain additional certificates as they are required.

FACILITIES AND OPERATIONAL REGULATION

U.S.

     The Clinical Laboratory Improvement Amendments of 1988 subject virtually all clinical laboratory testing facilities, including our facilities, to the jurisdiction of Department of Health and Human Services. That act establishes national standards for assuring the quality of laboratories based upon the complexity of testing performed by a laboratory. Some of our operations also subject us to federal laws governing the repackaging and dispensing of drugs and the maintenance and tracking of certain life sustaining and life-supporting equipment.

     Our operations are subject to various U.S. Department of Transportation, Nuclear Regulatory Commission and Environmental Protection Agency requirements and other federal, state and local hazardous and medical waste disposal laws. As currently in effect, laws governing the disposal of hazardous waste do not classify most of the waste produced in connection with the provision of dialysis or laboratory services as hazardous, although disposal of nonhazardous medical waste is subject to specific state regulation. However, our laboratory operations do generate hazardous waste which is subject to specific disposal requirements. Our operations are also subject to various air emission and wastewater discharge regulations.

     Federal, state and local regulations require that we meet various standards relating to, among other things, facilities, management, personnel qualifications and licensing, maintenance of proper records, equipment, quality assurance programs, the operation of pharmacies, and dispensing of controlled substances. All of our operations are subject to periodic inspection by federal and state agencies and other governmental authorities to determine if the operations, premises, equipment, personnel and patient care meet applicable standards. To receive Medicare reimbursement, our dialysis clinics, renal diagnostic support business and laboratories must have Health Care Financing Administration certification. All of our dialysis clinics and laboratories that furnish Medicare services have the required certification.

     Some of our facilities and employees are also subject to state licensing statutes and regulations. These statutes and regulations are in addition to federal and state rules and standards that we must meet to qualify for payments under Medicare, Medicaid and other government reimbursement programs. Licenses and approvals to operate these clinics and conduct certain professional activities are customarily subject to periodic renewal and to revocation upon failure to comply with the conditions under which they were granted.

     Occupational Safety and Health Administration regulations require employers to provide employees who work with blood or other potentially infectious materials with prescribed protections against blood-borne and air-borne infection carriers. The regulatory requirements apply to all health care facilities, including dialysis clinics, laboratories and renal diagnostic support businesses, and require that employers determine which employees may be exposed to blood or other potentially infectious materials and have in effect a written exposure control plan. In addition, employers are required to provide hepatitis B vaccinations, personal protective equipment, blood-borne infection training, post-exposure evaluation and follow-up, waste disposal techniques and procedures, engineering and work practice controls and other programs required by the Occupational Safety and Health Administration for blood-borne and air-borne infection carriers.

     Some states in which we operate have certificate of need laws that require any person or entity seeking to establish a new health care service or to expand an existing service to apply for and receive an administrative determination that the service is needed. We currently operate in 13 states and the District of Columbia and Puerto Rico that have certificate of need laws applicable to dialysis clinics. These requirements may provide a barrier to entry to new companies seeking to provide services in these states, but also may constrain our own ability to expand our operations in these states.

Germany and Other Non-U.S.

     Countries outside of the U.S. possess a wide variety of operational regulation at disparate levels. Accordingly, our operations are subject to very different regulations in different countries. Most countries regulate dialysis clinic operating conditions and product manufacturing.

     We are subject to a broad spectrum of regulation. Our operations must comply with various environmental and transportation regulations in the various countries in which we operate. Our manufacturing facilities and dialysis clinics are also subject to various standards relating to, among other things, facilities, management, personnel qualifications and licensing, maintenance of proper records, equipment, quality assurance programs, the operation of pharmacies, the protection of workers from blood-borne diseases and the dispensing of controlled substances. All of our operations are subject to periodic inspection by various governmental authorities to determine if the operations, premises, equipment, personnel and patient care meet applicable standards. Our dialysis clinic operations and our related activities generally require licenses, which are subject to periodic renewal and may be revoked for violation of applicable regulatory requirements.

     In addition, many countries impose various investment restrictions on foreign companies. For instance, government approval may be required to enter into a joint venture with a local partner. Some countries do not permit foreign investors to own a majority interest in local companies or require that companies organized under their laws have at least one local shareholder. Investment restrictions therefore affect the corporate structure, operating procedures and other characteristics of our subsidiaries and joint ventures in these and other countries.

     We believe our facilities are currently in compliance in all material respects with the applicable national and local requirements in the jurisdictions in which they operate.

REIMBURSEMENT

U.S.

     Dialysis Services. Our dialysis clinics provide outpatient hemodialysis treatment and related services for ESRD patients. In addition, some of our clinics offer services for the provision of peritoneal dialysis and hemodialysis treatment at home.

     The Medicare program is the primary source of revenue for the North America segment's dialysis care business. For example, in 2000, approximately 59% of dialysis care revenue in the U.S. or approximately 37% of our revenue worldwide resulted from Medicare's ESRD program. As described below, the Medicare program reimburses the North America segment for dialysis treatment and related laboratory services in accordance with the Medicare composite rate for some products and services rendered at our dialysis clinics. As described in the next paragraph, other payment methodologies apply to Medicare reimbursement for other products and services that we provide at our dialysis clinics and for products that we sell and support services we furnish to ESRD patients receiving dialysis treatment at home. Medicare reimbursement rates are fixed in advance and are subject to adjustment from time to time by the U.S. Congress. Although this form of reimbursement limits the allowable charge per treatment, it provides us with predictable and recurring revenue per treatment.

     When Medicare assumes responsibility as primary payor, as described below under "Coordination of Benefits," Medicare is responsible for payment of 80% of the Medicare composite rate set by the Health Care Financing Administration for dialysis treatments. The Medicare composite rate governs the Medicare reimbursement available for a designated group of dialysis services, including the dialysis treatment, supplies used for treatment, specified laboratory tests and specified medications. The Medicare composite rate consists of labor and nonlabor components with adjustments made for regional wage costs, subject to a national payment rate schedule. The Medicare composite rate for 2001 was increased by an average of 2.4% (as a result of set increases over the year), with a new payment ceiling of $144 per treatment. Some exceptions are paid at a higher rate based on specific criteria.

     Medicare reimburses us for home dialysis using two methods based on which supplier is selected to provide dialysis supplies and equipment. In Method I reimbursement, the dialysis clinic is designated as the supplier. Under Method I, the clinic provides all dialysis treatment related services, including equipment and supplies, and is reimbursed using a methodology based on the Medicare composite rate. In Method II reimbursement, our dialysis products division is designated as the direct supplier. Under Method II, our dialysis products division provides the patient directly with all necessary equipment and supplies and is reimbursed by Medicare subject to a capitated ceiling. Clinics provide home support services to Method II patients and these services are reimbursed at a monthly fee for service basis subject to a capitated ceiling. The reimbursement rates under Method I and Method II differ, although both are prospectively determined and are subject to adjustment from time to time by the U.S. Congress.

     Some items and services that we furnish at our dialysis clinics are not included in the Medicare composite rate and are eligible for separate Medicare reimbursement, typically on the basis of established fee schedule amounts. These items and services include specified drugs such as EPO, blood transfusions and some diagnostic tests.

     Medicare payments are subject to change by legislation and pursuant to deficit reduction measures. The Medicare composite rate was unchanged from commencement of the Medicare ESRD program in 1972 until 1983. From 1983 through December 1990, numerous congressional actions resulted in a net reduction of the average reimbursement rate from $138 per treatment in 1983 to approximately $125 per treatment in 1990. The U.S. Congress increased the ESRD reimbursement rate, effective January 1, 1991, to an average rate of $126 per treatment. Effective January 1, 2000, the reimbursement rate was increased by 1.2%. In December 2000 an additional increase of 2.4% was approved for the year 2001.

     We cannot predict what, if any, future changes may occur in the rate of Medicare reimbursement. Any significant decreases in the Medicare reimbursement rates could have a material adverse effect on our dialysis services business. In addition, because the demand for products is affected by Medicare reimbursement, a decline in reimbursement rates could also adversely affect our products business. Increases in operating costs that are affected by inflation, such as labor and supply costs, without a compensating increase in reimbursement rates, also may adversely affect our business and results of operations.

     Patients or their third-party insurance carriers, including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program, are responsible for paying any co-payment amounts for approved services not paid by Medicare. Payment of these amounts -- typically the annual deductible and 20% co-insurance -- is subject to the specific coverage policies of the payors. The extent to which we are actually paid the full co-payment amounts depends on the particular responsible party. Each third-party payor, including Medicaid, makes payment under contractual or regulatory reimbursement provisions which may or may not cover the full 20% co-payment or annual deductible. Where the patient has no third-party insurance or the third party insurance does not cover co-payment or deductibles and the patient is not eligible for Medicaid, the patient is responsible for paying the co-payments or the deductible. We frequently do not collect these amounts in full despite reasonable collection efforts. Under an advisory opinion from the Office of the Inspector General, subject to specified conditions, we and other similarly situated providers may make contributions to a non-profit organization that has volunteered to make premium payments for supplemental medical insurance and/or medigap insurance on behalf of indigent ESRD patients, including our patients.

     Laboratory Tests. Spectra Renal Management obtains a substantial portion of its net revenue from Medicare, which pays for clinical laboratory services provided to dialysis patients in two ways.

     First, the Medicare composite rate paid to our dialysis clinics includes payment for some routine tests. For those services, the dialysis clinics obtain the services from a laboratory and pay the laboratory for the services. In accordance with industry practice, Spectra Renal Management usually provides composite rate testing services under capitation agreements with its customers pursuant to which it bills a fixed amount per patient per month to cover the laboratory tests included in the Medicare composite rate at the designated frequencies. In October 1994, the Office of the Inspector General issued a special fraud alert in which it stated its view that the industry practice of providing tests covered by the Medicare composite rate at below fair market value raised issues under the anti-kickback statutes, as such an arrangement with an ESRD facility appeared to be an offer of something of value (Medicare composite rate tests at below market value) in return for the ordering of additional tests billed directly to Medicare. See "-- Anti-kickback Statutes, False Claims Act, Stark Law and Fraud and Abuse Laws" for a description of this statute.

     Second, Spectra Renal Management performs laboratory tests for Medicare beneficiaries that are not included in the Medicare composite rate and are separately billable directly to Medicare. Medicare pays for these tests at 100% of the Medicare fee schedule amounts, which are limited by national ceilings on payment rates, called National Limitation Amounts. The U.S. Congress has periodically reduced the fee schedule rates and the National Limitation Amounts with the most recent reductions in the National Limitation Amounts occurring in January 1998. (As part of the Balanced Budget Act of 1997, the U.S. Congress lowered the National Limitation Amounts from 76% to 74% effective January 1, 1998.) The U.S. Congress has also approved a five year freeze on inflation adjustments based on the Consumer Price Index for 1998-2002.

     Medicare insurers have aggressively implemented its Local Medical Review Policies, which limit coverage for certain clinical laboratory services to an established list of diagnosis codes supporting medical necessity. These policies establish criteria under which laboratory tests will be considered medically necessary only if the patient's condition is reflected in specified diagnosis codes. They also establish rules limiting the frequency of certain laboratory tests. Provisions in the Balanced Budget Act of 1997 require the Secretary of Health and Human Services to adopt uniform coverage and payment policies for laboratory testing by July 1, 1999. The adoption of additional coverage policies would reduce the number of covered services and could materially affect our revenues. Laboratory tests are ordered only by physicians based on their patients' needs.

     Intradyalitic parenteral nutrition. Among its other services, Spectra Renal Management administers intradyalitic parenteral nutrition, a form of nutritional therapy, to chronic dialysis patients who suffer from gastrointestinal malfunctions. The Medicare program covers these services under the Medicare parenteral and enteral nutrition benefit, which requires extensive documentation and individual physician certification of medical necessity for each patient. Intradyalitic parenteral nutrition therapy has been shown to increase the body content of vital, high biologic value proteins like albumin. Deficiency of such proteins, on both a long-term and short-term basis, has been shown to be associated with substantially higher risk of death among dialysis patients.

     Spectra Renal Management has continued to provide intradyalitic parenteral nutrition therapy to malnourished dialysis patients who meet current Medicare coverage criteria. Analyses of data from our patient statistical profile database, both internal and as published in peer-reviewed medical journals, indicate that intradyalitic parenteral nutrition is effective in increasing serum albumin levels -- a recognized measure of malnutrition -- and moderating mortality risk for malnourished patients with certain low serum albumin levels.

     Under the corporate integrity agreement, we agreed to submit claims for payment of intradialytic parenteral and other nutrition therapy in accordance with the coverage criteria of the Health Care Financing Administration as in effect from time to time.

     Erythropoetin. In 1999, the Office of the Inspector General and the Clinton Administration announced their intention to seek a 10% reduction in Medicare reimbursement for EPO. Although this proposal was not enacted, any of the following could adversely affect our business, and results of operations, possibly materially:

     -  future changes in the EPO reimbursement rate;

     -  inclusion of EPO in the Medicare composite rate;

     -  changes in the typical dosage per administration; or

     -  increases in the cost of EPO.

     Coordination of Benefits. Medicare entitlement begins for most patients in the fourth month after chronic dialysis treatment at a dialysis clinic commences. During the first three months, considered to be a waiting period, the patient or the patient's insurance company, Medicaid or a state renal program are responsible for payment.

     Patients who have Medicare coverage and are also covered by an employer group health plan are subject to a 30-month coordination period during which the employer group health plan is the primary payor and Medicare the secondary payor. During this coordination period the employer group health plan pays a negotiated rate or, in the absence of such a rate, our standard rate or a rate defined by the health plan documents. These payments are generally higher than the Medicare composite rate. Insurance will therefore generally cover a total of 33 months, the 3 month waiting period plus the 30 month coordination period.

     Patients who already are eligible for Medicare coverage based on age when they become ESRD patients are dual eligible patients. If these patients have an employer group health plan that is their primary payor for covered services then these patients will have a 30 month coordination period. If Medicare is already the primary payor when ESRD entitlement begins, Medicare remains the primary payor, the employer group health plan is the secondary payor and no coordination period will apply. All ESRD patients or patients over 65 who do not have a health insurance retirement benefit plan can purchase Medigap plans.

     Possible Changes in Medicare. Because the Medicare program represents a substantial portion of the federal budget the U.S. Congress takes action frequently to modify the Medicare program by refining the amounts payable to health care providers. Future legislation or regulations could substantially modify or reduce the amounts paid for our services and products. It is also possible that future statutes or regulations may impose additional eligibility requirements for participation in the federal and state health care programs. Any such new legislation or regulations may adversely affect our businesses and results of operations.

Germany and Other Non-U.S.

     As a global company delivering dialysis care and dialysis products in more than 100 countries world wide, we face the challenge of addressing the needs of dialysis patients in widely varying economic and health care environments.

     Health care systems and reimbursement structures for ESRD treatment vary by country. In general, the government pays for health care and finances its payments through taxes and other sources of government income, from social contributions, or a combination of those sources. However, not all health care systems provide for dialysis treatment. In many developing countries, only limited subsidies from government or charitable institutions are available, and dialysis patients must finance all or substantially all of the cost of their treatment. In some countries patients in need of dialysis do not receive treatment on a regular basis but rather when the financial resources allow it.

     In the major European and British Commonwealth countries, health care systems are generally based on one of two models. The German model is based on mandatory employer and employee contributions dedicated to health care financing. The British model provides a national health care system funded by taxes, with the result that funds allocated to health care may vary from year to year. Within these systems provision for the treatment of dialysis has been made either through allocation of a national budget or a billing system reimbursing on a fee-for-service basis. The health care systems of Japan, France, Switzerland and the Netherlands are based on the German model. Canada, Scandinavia, Italy and Spain established their national health services using the British model.

     Ownership of health care providers and, more specifically dialysis care providers, varies within the different systems and from country-to-country. In Europe more than 60% of the clinics providing dialysis care and services are publicly owned, nearly 30% are privately owned and approximately 10% belong to a health care organization. It should be noted that health care organizations treating a significant patient population operate only in Germany, France and Spain. Publicly run clinics care for almost 100% of the dialysis populations in Canada and Australia. Within Europe, nearly 100% of the dialysis population is treated in public clinics in the United Kingdom, the Netherlands and the Scandinavian countries, while more than 50% of dialysis clinics are privately owned in Spain and Portugal.

     In Latin America and Asia, privately owned clinics predominate, constituting more than 60% of all clinics providing dialysis care. As in the U.S., only approximately 15% of dialysis clinics in Japan are publicly operated. Unlike the U.S., however, Japan has a premium-based, mandatory social insurance system, and the structure of its health care system is more closely comparable to the German system.

     Financing policies for ESRD treatment also differ from country-to-country. In countries with a health care system that includes provisions for ESRD patient care, treatment is generally financed through a government budget allocation or on a fee-for-service basis. A few European countries have introduced payment systems based on fixed fees charged according to the disease related group, an arrangement similar to capitation. This basis for payment was adopted from the United States where it was implemented as a method to curtail costs.

     Treatment components included in the cost of dialysis may vary from country-to-country, depending on the structure and cost allocation principles. Where treatment is reimbursed on a fee-for-service basis, reimbursement rates are allocated in accordance with the type of treatment performed. We believe that it is not possible to calculate a global reimbursement amount, because the services and costs for which reimbursement is provided in any such global amount would be likely to bear little relation to the actual reimbursement system in any one country. Generally, in countries with established dialysis programs, reimbursements range from $100 to more than $300 per treatment. However, a comparison from country to country would not be meaningful if made in the absence of a detailed analysis of the cost components reimbursed, services rendered and the structure of the dialysis clinic in each country being compared.

     Health care expenditures are consuming an ever increasing portion of the gross domestic product worldwide. In the developed economies of Europe, Asia and Latin America, health care spending is in the range of 5%-14% of gross domestic product. As in the U.S., dialysis costs consume a disproportionately high amount of health care spending and these costs may be considered a target for implementation of cost containment measures. Today, there is increasing awareness of the correlation between the quality of care delivered in the dialysis unit and the total health care expenses incurred by the dialysis patient. Accordingly, developments in reimbursement policies include higher reimbursement rates for practices which are believed to improve the overall state of health of the ESRD patient and reduce the need for additional medical treatment.

ANTI-KICKBACK STATUTES, FALSE CLAIMS ACT, HEALTH CARE FRAUD, STARK LAW AND FRAUD AND ABUSE LAWS

     Some of our operations are subject to U.S. federal and state statutes and regulations governing financial relationships between health care providers and potential referral sources and reimbursement for services and items provided to Medicare and Medicaid patients. These laws include the anti-kickback statutes, health care fraud statutes, the False Claims Act, the Stark Law, other U.S. federal fraud and abuse laws and similar state laws. These laws apply because our Medical Directors and other physicians with whom we have financial relationships refer patients to our dialysis clinics and other operations and order diagnostic and therapeutic services from them. As is generally true in the dialysis industry, at many dialysis facilities a small number of physicians account for all or a significant portion of the patient referral base. An ESRD patient generally seeks treatment at a clinic that is convenient to the patient and at which the patient's nephrologist has staff privileges. Virtually all of our clinics maintain open staff privileges for local nephrologists. Our ability to provide quality dialysis care and to otherwise meet the needs of patients and local physicians is central to our ability to expand our dialysis facilities.

     The U.S. federal government, many states and private third-party insurance payors have made combating health care waste, fraud and abuse one of their highest enforcement priorities, resulting in increasing resources devoted to this problem. Consequently, the Office of the Inspector General and other enforcement authorities are increasing scrutiny of arrangements between physicians and health care providers for possible violations of the anti-kickback statutes or other federal laws

ANTI-KICKBACK STATUTES

     The U.S. federal anti-kickback statutes establish criminal prohibitions against and civil penalties for the knowing and willful solicitation, receipt, offer or payment of any remuneration, whether direct or indirect, in return for or to induce the referral of patients or the ordering or purchasing of items or services payable in whole or in part under Medicare, Medicaid or other U.S. federal health care programs. Sanctions for violations of the anti-kickback statutes include criminal and civil penalties, such as imprisonment or criminal fines of up to $25,000 per violation, and civil penalties of up to $50,000 per violation, and exclusion from the Medicare or Medicaid programs and other federal programs. In addition, certain provisions of federal criminal law that may be applicable provide that if a corporation is found guilty of a criminal offense it may be fined no more than twice any pecuniary gain to the corporation, or, in the alternative, no more than $500,000 per offense.

     Some states also have enacted statutes similar to the anti-kickback statutes, which may include criminal penalties, applicable to referrals of patients regardless of payor source, and may contain exceptions different from state to state and from those contained in the federal anti-kickback statutes.

FALSE CLAIMS ACT AND RELATED CRIMINAL PROVISIONS

     The False Claims Act imposes civil penalties for making false claims with respect to governmental programs, such as Medicare and Medicaid, for services not rendered, or for misrepresenting actual services rendered, in order to obtain reimbursement. Moreover, private individuals may bring qui tam or "whistle blower" suits against providers under the False Claims Act. In a "whistle blower" action, the private plaintiff asserts the government's alleged claims under the False Claims Act, which also authorizes the payment of a portion of any recovery to the individual bringing suit. Private plaintiffs must initially file a qui tam action under seal until the Department of Justice reviews the action. A few federal district courts have recently interpreted the False Claims Act as applying to claims for reimbursement that violate the anti-kickback statutes under certain circumstances. The False Claims Act generally provides for civil penalties of $5,000 to $10,000 per claim and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims, as each individual item within a claim could be deemed to be a separate violation of the

False Claims Act. Criminal provisions that are similar to the False Claims Act provide that if a corporation is convicted of presenting a claim or making a statement that it knows to be false, fictitious or fraudulent to any federal agency it may be fined not more than twice any pecuniary gain to the corporation, or, in the alternative, no more than $500,000 per offense. Some states also have enacted statutes similar to the False Claims Act which may include criminal penalties, substantial fines, and treble damages.

THE HEALTH INSURANCE PORTABILITY AND ACCOUNTABILITY ACT OF 1996

     The Health Insurance Portability and Accountability Act of 1996 was enacted in August 1996 and substantively changed U.S. federal fraud and abuse laws. The act:

     - expanded the reach of fraud and abuse laws to all federal health care programs;

     - established new bases for exclusions from government health programs and mandated minimum exclusion terms;

     - created an additional exception to the anti-kickback penalties for risk-sharing arrangements;

     - required the Secretary of Health and Human Services to issue advisory opinions;

     - increased civil monetary penalties to $10,000 (formerly $2,000) per item or service and assessments to three times (formerly twice) the amount claimed;

     - created a specific health care offense of health care fraud applicable to all payors and related health fraud crimes; and

     - expanded investigative authority and sanctions applicable to health care fraud.

     The act also prohibits provider payments which could be deemed an inducement to patient selection of a provider.

     The law expands criminal sanctions for health care fraud involving any governmental or private health benefit program, including freezing of assets and forfeiture of property traceable to commission of a health care offense.

BALANCED BUDGET ACT OF 1997

     The Balanced Budget Act of 1997 contained sweeping adjustments to both the Medicare and Medicaid programs, and further expanded the fraud and abuse laws. Specifically, the Act created a civil monetary penalty for violations of the federal anti-kickback statute whereby violations will result in damages equal to three times the amount involved as well as a penalty of $50,000 per violation. In addition, the new provisions expanded the exclusion requirements so that any person or entity convicted of three health care offenses is automatically excluded from federally funded health care programs for life. Individuals or entities convicted of two offenses are subject to mandatory exclusion of 10 years, while the Secretary of Health and Human Services may deny entry into the Medicare program to any provider or supplier convicted of any felony if entry is deemed to be detrimental to the best interests of the Medicare program or its beneficiaries.

     The Balanced Budget Act of 1997 also provides that any person or entity that arranges or contracts with an individual or entity that has been excluded from a federally funded health care program will be subject to civil monetary penalties if the individual or entity "knows or should have known" of the sanction.

     Finally, the Balanced Budget Act of 1997 created a Medicare+Choice Program that is designed to provide a variety of options to Medicare beneficiaries, almost all of whom may enroll in a Medicare+Choice Plan. The options include provider sponsored organizations, coordinated care plans, health maintenance organizations with and without point of service options involving out-of-network providers, and medical savings accounts offered as a demonstration project.

STARK LAW

     The original Stark Law, known as "Stark I" was enacted as part of the U.S. Omnibus Budget Reconciliation Act of 1989, and prohibits a physician from referring Medicare patients for clinical laboratory services to entities with which the physician (or an immediate family member) has a financial relationship, unless certain exceptions apply. Sanctions for violations of the Stark Law may include denial of payment, refund obligations, civil monetary penalties and exclusion of the provider from the Medicare and Medicaid programs. The Stark Law also prohibits the entity receiving the referral from filing a claim or billing for services arising out of the prohibited referral.

     Provisions of the U.S. Omnibus Budget Reconciliation Act of 1993, known as "Stark II" amended Stark I to revise and expand upon various statutory exceptions, to expand the services regulated by the statute to a list of "Designated Health Services," and to prohibit similar Medicaid Designated Health Services referrals where a financial relationship exists. The provisions of Stark II generally became effective on January 1, 1995. The additional Designated Health Services include:

     -  physical therapy services;

     -  occupational therapy services;

     - radiology services, including magnetic resonance imaging, computer axial tomography scans and ultrasound services;

     -  durable medical equipment and supplies;

     -  parenteral and enteral nutrients, equipment and supplies;

     -  home health services;

     -  outpatient prescription drugs; and

     -  inpatient and outpatient hospital services.

     Proposed regulations implementing Stark I and Stark II, published on January 9, 1998, would specifically exempt EPO as a Designated Health Service if it is provided to ESRD patients as part of a renal dialysis treatment plan. Further, the proposed regulations discussing durable medical equipment would exclude ESRD equipment and supplies from coverage as a Designated Health Service. Outpatient prescription drugs and in-hospital treatments would also be excluded because the ESRD benefit is distinguished under Medicare from the durable medical equipment benefit.

     Several states in which we operate have enacted self-referral statutes similar to the Stark Law. These state self-referral laws may apply to referrals of patients regardless of payor source and may contain exceptions different from each other and from those contained in the Stark Law.

OTHER FRAUD AND ABUSE LAWS

     Our operations are also subject to a variety of other federal and state health care laws, principally designed to ensure that claims for payment to be made with public funds are complete, accurate and fully comply with all applicable program rules.

     Violations of numerous rules under the applicable statute, including the filing of a false or fraudulent claim and billing in excess of the amount permitted to be charged for a particular item or service, trigger various civil monetary penalty provisions. Violations may also result in suspension of payments, exclusion from the Medicare and Medicaid programs, as well as other federal health care benefit programs, or forfeiture of assets.

     In addition to the statutes described above, other criminal statutes may be applicable to conduct that is found to violate any of the statutes described above.

HEALTH CARE REFORM

     Health care reform is considered by many countries to be a national priority. In the U.S., members of Congress from both parties and the executive branch are continuing to consider many health care proposals, some of which are comprehensive and far-reaching in nature. Several states of the U.S. and many of the countries in which we do business are also currently considering health care proposals. We cannot predict what additional action, if any, the federal government or any state may ultimately take with respect to health care reform or when any such action will be taken. Health care reform may bring radical changes in health care industry financing and regulation, which could have a material adverse effect on our business, financial condition and results of operations.

C.  ORGANIZATIONAL STRUCTURE

     The following chart shows our organizational structure and our significant subsidiaries. Fresenius Medical Care Holdings, Inc. conducts its business as "Fresenius Medical Care North America."

                         Organizational Structure Chart

D.  PROPERTY, PLANT AND EQUIPMENT

PROPERTY

     The table below describes our principal facilities. We do not own the land and buildings comprising our principal facilities in Germany. Rather, we lease those facilities on a long-term basis from Fresenius AG or one of its affiliates. This lease is described under "Item 7.B. Related Party Transactions -- Real Property Lease."

                                                      CURRENTLY
                                                        OWNED
                                      FLOOR AREA      OR LEASED
                                     (APPROXIMATE    BY FRESENIUS
LOCATION                            SQUARE METERS)   MEDICAL CARE   LEASE EXPIRATION          USE
--------                            --------------   ------------   ----------------          ---
Bad Homburg, Germany..............       5,374        leased        December 2006             Corporate headquarters and
                                                                                              administration
St. Wendel, Germany...............      49,732        leased        December 2006             Manufacture of polysulfone
                                                                                              membranes and dialyzers,
                                                                                              bloodlines, and peritoneal
                                                                                              dialysis solutions; research
                                                                                              and development
Schweinfurt, Germany..............      15,717        leased        December 2006             Manufacture of hemodialysis
                                                                                              machines and peritoneal
                                                                                              dialysis cyclers; research
                                                                                              and development
L'Arbresle, France................      13,524         owned                                  Manufacture of polysulfone
                                                                                              dialyzers and special filters
                                                                                              dry hemodialysis concentrates
Palazzo Pignano, Italy............      66,550         owned                                  Manufacture of bloodlines and
                                                                                              tubing
Nottinghamshire, United Kingdom...       5,110         owned                                  Manufacture of hemodialysis
                                                                                              concentrate solutions
Barcelona, Spain..................       2,000         owned                                  Manufacture of peritoneal
                                                                                              dialysis bags and
                                                                                              concentrates
Ankara, Turkey....................       1,000        leased        February 2009             Manufacture of liquid
                                                                                              hemodialysis concentrate
                                                                                              solutions
Tunisia...........................         491        leased        December 2020             Manufacture of liquid
                                                                                              hemodialysis concentrate
                                                                                              solutions
Buenos Aires, Argentina...........      10,100         owned                                  Manufacture of hemodialysis
                                                                                              concentrate solutions
Rio de Janeiro, Brazil............       1,159        leased        Month to Month            Manufacture of hemodialysis
                                                                                              concentrate solutions
Reynosa, Mexico...................      13,936         owned                                  Manufacture of bloodlines
Oita, Japan(1)....................      24,083         owned                                  Manufacture of polysulfone
                                                                                              membranes, dialyzers,
                                                                                              dialysis solutions, dialysis
                                                                                              machine components and
                                                                                              assembly of dialysis machines
Hong Kong.........................       1,013        Leased        February 28, 2003         Corporate headquarter and
                                                                                              administration --
                                                                                              Asia-Pacific
Milson Point, Australia...........         557        leased        30th June 2003 no         Administration
                                                                    renewal option
Smithfield, Australia.............       5,350         owned                                  Manufacture of hemodialysis
                                                                                              concentrate solutions
                                                                                              Warehouse
Auckland, New Zealand.............       2,043        leased        31st March 2001           Administration
Pusat, KL, Malaysia...............       4,060        leased        15 March 2002 with an     Administration
                                                                    additional extended
                                                                    2-year renewal option to
                                                                    15 March 2004 based on
                                                                    market rental rate
                                                                    prevail

                                                      CURRENTLY
                                                        OWNED
                                      FLOOR AREA      OR LEASED
                                     (APPROXIMATE    BY FRESENIUS
LOCATION                            SQUARE METERS)   MEDICAL CARE   LEASE EXPIRATION          USE
--------                            --------------   ------------   ----------------          ---
Taipei, Taiwan....................       5,940        leased        December 2003             Administration
Tokyo, Japan......................       1,153        leased        January 1999 with 5-year  Administration
                                                                    renewal option
Inukai, Japan.....................
  -- Land                               24,084         owned                                  Manufacture of polysulfone
                                                                                              dialyzers and filters
  -- Building                            2,142         owned
Buzen, Japan......................      37,094         owned                                  Manufacture of peritoneal
                                                                                              dialyzers
Seoul, South Korea................       1,554        leased        Aug. 15 2001              Administration
Lexington, Massachusetts..........      18,581        leased        October 2007 with 5-year  Corporate headquarters and
                                                                    renewal option            administration -- North
                                                                                              America
Walnut Creek, California..........       7,897        leased        June 2002 with 5-year     Manufacture of Hemodialysis
                                                                    renewal option            machines and peritoneal
                                                                                              dialysis cyclers; research
                                                                                              and development
                                         1,625        leased                                  Warehouse Space -- Machine
                                                                                              components
Ogden, Utah.......................      41,807         owned                                  Manufacture polysulfone
                                                                                              membranes and dialyzers and
                                                                                              peritoneal dialysis
                                                                                              solutions; research and
                                                                                              development
Delran, New Jersey................       3,902        leased        October 2002 with 5-year  Manufacture of liquid
                                                                    renewal option            hemodialysis concentrate
                                                                                              solutions
Perrysburg, Ohio..................       3,252        leased        August 2008               Manufacture of dry
                                                                                              hemodialysis concentrates
Livingston, California............       2,973        leased        October 2001, with        Manufacture of liquid
                                                                    5-year renewal option     hemodialysis concentrates
Chicago, Illinois.................          63        leased        March 2005                Clinical laboratory testing
Freemont, California..............       6,688        leased        July 2003 with 3-year     Clinical laboratory testing
                                                                    renewal option
Rockleigh, New Jersey.............       7,897        leased        June 2005 with two        Clinical laboratory testing
                                                                    5-year renewal options
Miami, Florida....................         400        leased        Month to Month            Administration
Irving, Texas.....................       6,503        leased                                  Manufacture of liquid
                                                                                              hemodialysis solution

---------------

(1) We own 70% of the joint venture that owns the facility.

     We lease most of our dialysis clinics, manufacturing, laboratory, warehousing and distribution and administrative and sales facilities in the U.S. and foreign countries on terms which we believe are customary in the industry. We own those dialysis clinics and manufacturing facilities that we do not lease.

     For information regarding plans to expand our facilities and related capital expenditures, see "Item 4.A. History and Development of the Company -- Capital Expenditures."

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion and analysis of the results of operations of Fresenius Medical Care in conjunction with our historical consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The tables below, "Fresenius Medical Care AG Segment Data," present disaggregated information for our company. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

     This section contains forward-looking statements. We made these forward-looking statements based on our management's expectations and beliefs concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Such statements include the matters that we described in the discussion in this report entitled "Forward-Looking Statements."

     Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

     -  intense competition;

     -  foreign exchange rate fluctuations;

     -  varying degrees of acceptance of new product introductions;

     -  changes in reimbursement rates;

     -  technological developments in our industry;

     - uncertainties in litigation or investigative proceedings and regulatory developments in the health care sector; and

     -  the availability of financing.

     Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

OVERVIEW

     Effective January 1, 1998, we adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information issued by the U.S. Financial Accounting Standards Board. Commencing with the period ended March 31, 1999, we identified three operating segments, North America, International, and Asia Pacific, that we determined based upon how we manage our businesses. For reporting purposes, we have aggregated the International and Asia Pacific segments as "International." We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments.

     Each segment engages primarily in providing kidney dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally the North America segment engages in performing clinical laboratory testing and renal diagnostic services. Our management board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States of America.

     Our management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. Our management believes the most appropriate measure in this regard is earnings before interest and taxes, or EBIT, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest cost as a segment measurement. We also regard taxes to be outside the segment's control. In addition to EBIT, our management also believes that earnings before interest, taxes, depreciation and amortization, or EBITDA, is helpful for investors as a measurement of the segment's and our company's ability to generate cash and to service our financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our senior credit agreement and the indentures relating to our outstanding trust preferred securities.

     You should not consider EBITDA to be an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. We believe our EBIT calculation is the functional equivalent of operating income. Because all companies do not calculate EBITDA and EBIT consistently, the presentation herein may not be comparable to other similarly titled measures of other companies.

     During 1998, we had discontinued operations because we divested our homecare and non-renal diagnostics businesses. Our results of operations for 1998 also reflect an accounting change relating to start-up costs because in that year we adopted Statement of Position No. 98-5, Reporting on the Costs of Start-up Activities as issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. Where appropriate, we have restated our quarterly financial information for 1998 to show the results of discontinued operations and to reflect the cumulative effect of the accounting change.

     We obtained approximately 40% of our worldwide revenue for 2000 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.

     We also obtain a significant portion of our net revenues from reimbursement by non-government payors. Historically, these payors' reimbursement rates generally have been higher than government program rates in their respective countries. However, non-governmental payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that we receive for our services and products.

     Our discussions relating to our consolidated financial condition and results of operations for 1999 reflect the effects of our agreement to settle with the U.S. government and the resulting special charge for the settlement costs (hereafter "the special charge"). The discussion of the disaggregated results of operations of the North America segment excludes the effect of the special charge.

A.  OPERATING RESULTS

     The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. We reorganized this information and reclassified prior period information to conform with our business segment reporting requirements and to distinguish between continuing and discontinued operations and the cumulative effect of the accounting change as previously noted.

                           FRESENIUS MEDICAL CARE AG

                                  SEGMENT DATA
                           (U.S. DOLLARS IN MILLIONS)

                                                                 YEAR ENDED DECEMBER 31,
                                                                --------------------------
                                                                 2000      1999      1998
                                                                ------    ------    ------
Total revenue
  North America.............................................    $3,085    $2,811    $2,565
  International.............................................     1,155     1,076       986
                                                                ------    ------    ------
     Totals.................................................     4,240     3,887     3,551
                                                                ------    ------    ------
Inter-segment revenue
  North America.............................................         2         4         2
  International.............................................        37        43        43
                                                                ------    ------    ------
     Totals.................................................        39        47        45
                                                                ------    ------    ------
Total net revenue
  North America.............................................     3,083     2,807     2,563
  International.............................................     1,118     1,033       943
                                                                ------    ------    ------
     Totals.................................................     4,201     3,840     3,506
                                                                ------    ------    ------
EBITDA
  North America.............................................       646       611       549
  International.............................................       270       243       228
  Special charge for Settlement.............................        --      (601)       --
  Corporate.................................................        (2)      (10)       (9)
                                                                ------    ------    ------
     Totals.................................................       914       243       768
                                                                ------    ------    ------
Amortization and depreciation
  North America.............................................       223       217       215
  International.............................................        69        65        62
  Corporate.................................................         1         2         2
                                                                ------    ------    ------
     Totals.................................................       293       284       279
                                                                ------    ------    ------
EBIT
  North America.............................................       423       394       334
  International.............................................       201       178       165
  Special charge for Settlement.............................        --      (601)       --
  Corporate.................................................        (3)      (12)      (10)
                                                                ------    ------    ------
     Totals.................................................       621       (41)      489
                                                                ------    ------    ------
Interest income.............................................         9         8         8
Interest expense............................................      (195)     (226)     (228)
Interest expense on obligation related to Settlement........       (30)       --        --
Income tax (expense) benefit................................      (190)       12      (135)
Minority interest...........................................        (3)       (2)       (2)
Loss from discontinued operations, net......................        --        --      (106)
Cumulative effect of accounting change, net.................                  --        (7)
                                                                ------    ------    ------
Net income (loss)...........................................    $  212    $ (249)   $   19
                                                                ======    ======    ======

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Net revenues for the year ended December 31, 2000 increased by 9% (12% at constant exchange rates) to $4,201 million from $3,840 million for the comparable period in 1999. Net income for the year was $212 million as compared to a net loss of $249 million in 1999. The net loss of $249 million in 1999 was a result of the special charge of $601 million ($419 million after tax) relating to the Settlement. Excluding the effects of the special charge during 1999, net income for the year 2000 increased by 24% (34% at constant exchange rates) or $42 million.

     Earnings per Ordinary share in 2000 were $2.37 compared to a loss per Ordinary share of $3.15 in the prior year. Excluding the effects of the special charge, earnings per Ordinary share increased by 10% from $2.15 in 1999.

     At December 31, 2000 we owned, operated or managed 1,270 clinics compared to 1,090 clinics at the end of 1999. During 2000, we acquired 133 clinics with a total of 7,594 patients, opened 67 clinics and disposed of 20 clinics.

     The number of patients treated in clinics that we own, operate or manage increased from approximately 80,000 in 1999 to 91,900 at the end of 2000. Approximately 12,900,000 treatments were provided in the year 2000; an increase of 13% from 11,400,000 treatments for the comparable period in 1999. Average revenue per treatment remained stable at $228.

     The following discussions pertain to our business segments and the measures we use to manage these segments. THE NORTH AMERICA SEGMENT DISCUSSION EXCLUDES THE EFFECTS OF THE SPECIAL CHARGE IN 1999.

NORTH AMERICA SEGMENT

     Revenue. Net revenue for the North America segment for 2000 grew by 10% from $2,807 million to $3,083 million.

     Dialysis care revenue increased by 12% to $2,608 million, 9% attributable to base business revenue growth and 3% to acquisitions. The increase in dialysis care revenue resulted primarily from a $201 million (9%) increase in the number of treatments, reflecting both base business growth and the impact of 1999 and 2000 acquisitions. Revenue was also favorably impacted by an increase in revenue per treatment of approximately $72 million (3%) as a result of increased Medicare reimbursement rates, higher revenue from disease state management programs and higher revenues in other pharmaceuticals compared to 1999. For the years 2000 and 1999 EPO represented approximately 28% of dialysis care revenue or approximately 22% of total revenue.

     The 1.2% increase of the Medicare composite rate for dialyisis services (59% of dialysis care revenue in 2000 resulted from Medicare's ESRD program) generated an additional $9 million in revenue in 2000. We expect that an additional 2.4% increase, approved in December 2000, will have a positive impact on our revenues for 2001. Laboratory testing revenues increased as a result of higher patient volume.

     At the end of 2000 approximately 67,900 patients were treated in the 920 clinics that we own, operate or manage in the North America segment, compared to approximately 62,000 patients treated in 849 clinics at the end of 1999. The average revenue per treatment excluding laboratory testing revenue increased from $253 in 1999 to $261 in 2000. Including laboratory testing the average revenue per treatment increased from $264 in 1999 to $272 in 2000.

     Dialysis products revenue increased 1% to $475 million. Dialysis product volume revenue increased approximately $8 million or 2% as a result from increased sales of hemodialysis products, partially offset by decreased sales of peritoneal products. Product revenue growth was slightly (1%) affected by decreasing prices. The consolidation process in the dialysis care business also affected product business growth. As integrated product and service providers acquire stand alone dialysis clinics, the external market for products decreases. The lower revenue in peritoneal products is also a result of a decreasing external market.

     EBITDA. EBITDA for the North America segment grew by 6% due to increased treatment volume, improved treatment rates, higher earnings in other pharmaceuticals, increased earnings from laboratory testing and net foreign currency transaction gains. These increases were partially offset by costs to develop new therapies, costs to develop disease state management methodologies, higher personnel costs due to the tight labor market for medical personnel in the U.S. and an industry-wide price increase for Epogen, the key drug in anemia management.

     Amortization and Depreciation. Amortization and depreciation decreased slightly as a percentage of revenue in 2000. This was mainly due to the impact of internal revenue growth while amortization and depreciation has remained fairly constant at $222 million.

     EBIT. EBIT for the North America segment increased by 7% due to the increase in EBITDA and the positive impact of the decreased percentage of amortization and depreciation to revenue as previously mentioned.

INTERNATIONAL SEGMENT

     Revenue. In 2000 the appreciation of the U.S. dollar against the euro significantly impacted our International segment. Net revenue for the International segment increased by 8% (19% at constant exchange rates) from $1,033 million in 1999 to $1,118 million in 2000. Acquisitions, primarily Total Renal Care, contributed $88 million, approximately $30 million in the European region, $46 million in the Latin America region and $12 million in the Asia Pacific region. Base business growth during the period was 10% at constant exchange rates. Including the effects of acquisitions, Asia Pacific region revenue increased $39 million or 29% (26% at constant exchange rates), and Latin America region revenue increased $65 million or 44% (49% at constant exchange rates). European region revenue decreased by 3% from $748 million in 1999 to $728 million in 2000 (12% increase at constant exchange rates) due to the appreciation of the U.S. dollar against the euro mentioned above.

     Total dialysis care revenue increased by 27% (40% at constant exchange rates) from $265 million in 1999 to $336 million in 2000. Base business growth consisted of approximately $27 million (10%) increase in the number of dialysis care treatments, offset by approximately $35 million (13%) due to exchange rate fluctuations. Average revenue per treatment increased by approximately 3% or $9 million before the impact of currency fluctuations. Acquisitions, primarily Total Renal Care, contributed approximately $70 million (26%) to total dialysis care revenue.

     At the end of 2000, approximately 24,000 patients were treated at 350 clinics that we own, operate or manage in the International segment compared to 18,000 patients treated at 241 clinics at the end of 1999.

     Total dialysis product revenue for 2000 increased by 2% (12% at constant exchange rates) to $782 million. Product volume increased by approximately $121 million (16%) which was offset by lower average pricing of approximately $48 million (6%) due to the competitive nature of the market. The increase in product revenues was further offset by approximately $78 million (10%) due to exchange rate fluctuations. Acquisitions contributed approximately $18 million (2%) to total product revenue.

     EBITDA. EBITDA for the International segment for 2000 grew by 11% (25% at constant exchange rates) from $243 million to $270 million primarily due to the increased revenue noted above.

     EBIT. EBIT for the International segment for 2000 increased by 13% (27% at constant exchange rates) from $179 million to $201 million due to the increased EBITDA mentioned above and stable depreciation and amortization as a percentage of revenue.

CORPORATE

     We do not allocate "corporate costs" to our segments in calculating segment EBIT and EBITDA. These corporate costs primarily relate to certain headquarter overhead charges including accounting and finance, professional services, legal fees, etc.

     Total corporate EBIT was $(3) million in 2000 compared to $(12) million in 1999. EBIT in 2000 was primarily affected by net foreign currency transaction gains of $12 million related to intercompany financing. Excluding these net gains, corporate costs would have increased by approximately $3 million, resulting primarily from increased compensation expense relating to our international stock option plan. For more information regarding our international stock option plan, see "Item 6.E. Share Ownership -- Options to Purchase Our Securities -- Stock Option Plans."

THE FOLLOWING DISCUSSIONS PERTAIN TO OUR TOTAL COMPANY COSTS, EXCLUDING THE EFFECTS OF THE SPECIAL CHARGE IN 1999.

     Cost of revenue and operating expenses. Cost of revenue increased as a percentage of revenue mainly due to costs to develop new therapies, costs to develop disease state management methodologies, higher personnel cost in the U.S. and an industry-wide price increase for EPO. However, the resulting decrease of our gross profit margin was more than offset by decreased selling, general and administrative expenses as a percentage of revenue, mainly due to effective general cost controls and net foreign currency transaction gains.

     Interest. Interest expense for 2000 remained relatively constant compared to the same period in 1999. Interest expense related to the note payable associated with the Settlement amounted to approximately $30 million. This additional interest expense was offset by the reduced interest expense related to lower other borrowings, resulting from the use of the $557 million net proceeds received from the Preference share offerings completed during 2000. We anticipate higher interest expense in 2001 due to the debt increase in connection with the acquisition of Everest Healthcare Services Corporation (see "Liquidity and Capital Resources.")

     Income Taxes. The effective tax rate for the year decreased from 49.5% in 1999 to 46.9% in 2000 due to the capitalization of tax loss carry forwards and because non-deductible amortization of goodwill relating to acquisitions was lower, as a percentage of taxable income, for 2000 compared to the same period in 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Net revenues from continuing operations for the year ended December 31, 1999 increased by 10% (11% at constant exchange rates) to $3,840 million from $3,506 million for the comparable period in 1998. Net loss for the year was $249 million, a decrease of $268 million from net income of $19 million for the comparable period in 1998. The loss was a result of the special charge and related costs of $601 million ($419 million after tax) relating to the Settlement. Excluding the effects of the special charge net earnings from continuing operations increased by 29% (32% at constant exchange rates) to $170 million from $132 million in 1998.

     The loss per Ordinary share from continuing operations was $3.15. Earnings per Ordinary share from continuing operations would have been $2.15, excluding the effects of the special charge, as compared to $1.62 for the same period in the prior year. Income from continuing operations for 1998 was impacted by the after tax effects of an accounting change of $7 million and losses on the sale of discontinued businesses of $106 million. This resulted in net income of $19 million for 1998.

     At December 31, 1999 we owned, operated or managed 1,090 clinics compared to 1,000 clinics at the end of 1998. During 1999 we acquired 36 clinics with a total of 2,531 patients, opened 71 clinics and disposed of 17 clinics.

     The number of patients treated in clinics that we own, operate or manage increased from 74,200 in 1998 to 80,000 at the end of 1999. Approximately 11,400,000 treatments were given in 1999; an increase of 9% from 10,450,000 treatments for the comparable period in 1998. The respective average revenue per treatment increased from $226 in 1999 to $228 in 2000.

     The following discussions pertain to our business segments and the measures we use to manage these segments. These discussions are based on continuing operations unless otherwise indicated. THE NORTH AMERICA SEGMENT DISCUSSION EXCLUDES THE EFFECTS OF THE SPECIAL CHARGE.

NORTH AMERICA SEGMENT

     Revenue. Net revenue for the North America segment for 1999 grew by 10% from $2,563 million to $2,807 million. This resulted from a 10% increase in dialysis care revenue to $2,335 million and a 5% increase in dialysis products revenue to $472 million. The increase in dialysis care revenue resulted primarily from an 8% increase in treatments, the beneficial impact of the extension of the Medicare Secondary Payor provision and higher EPO utilization as compared to 1998. This growth was partially offset by decreased laboratory testing revenues derived from lower laboratory testing volume during 1999 as competitors consolidated laboratory activity. Acquisitions contributed 2% of dialysis care revenue growth. The increase in dialysis product revenue was due to increased sales of hemodialysis products, partially offset by decreased sales of peritoneal dialysis products.

     At the end of 1999 approximately 62,000 patients were treated in 849 clinics that we own, operate or manage in the North America segment compared to 58,600 patients treated in 782 clinics at the end of 1998.

     EBITDA. EBITDA for the North America segment prior to the effects of the special charge grew by 11% due to the increase in our base business, improved treatment rates, and increased ancillary services. Product revenue growth, product mix and improvements in manufacturing efficiencies from increased production volume also contributed to the increased EBITDA growth. However, decreased EBITDA in laboratory testing partially offset this growth.

     Amortization and Depreciation. Amortization and depreciation decreased slightly as a percentage of revenue, in 1999. This was mainly due to the impact of internal revenue growth while amortization and depreciation has remained fairly constant.

     EBIT. EBIT for the North America segment prior to the effects of the special charge increased by 18% due to the increase in EBITDA and the positive impact of the decreased rate of amortization and depreciation to revenue as previously mentioned.

INTERNATIONAL SEGMENT

     Revenue. Net revenue for the International segment during 1999 grew by 10% (14% at constant exchange rates) from $943 million in 1998 to $1,033 million in 1999 as a result of a 4% (8% at constant exchange rates) increase in the European region, 38% (28% at constant exchange rates) growth in the Asia Pacific region and a 21% (40% at constant exchange rates) increase in the Latin America region. Total dialysis care net revenue increased during 1999 by 8% (14% at constant exchange rates) to $265 million. This increase is a result of base business growth, as evidenced by the 12% increase in dialysis care treatments. Total dialysis product net revenue for 1999 increased by 10% (14% at constant exchange rates) to $769 million. Product volume increased by approximately $123 million which was offset by lower average pricing of approximately $28 million (4%).

     At December 31, 1999 approximately 18,000 patients were treated in 241 clinics that we owned, operated or managed in the International segment compared to 15,600 patients treated in 218 clinics at the end of 1998.

     EBITDA. EBITDA for the International segment for 1999 grew by 7% (11% at constant exchange rates) primarily as a result of the increased revenue noted above. During the beginning of 1999 we elected to reduce shipments of equipment, which would normally have higher EBITDA margins, to some Eastern European countries due to the economic situation in that region, which partially offset EBITDA growth in the International segment. We also reduced fiber shipments to the North America segment during 1999 due to increased fiber production capabilities in that segment, which also offset EBITDA growth.

     Amortization and Depreciation. Amortization and depreciation, as a percentage of revenue, decreased slightly for 1999. This is mainly due to the impact of internal revenue growth while straight-line amortization of goodwill associated with prior years' acquisitions has remained fairly constant.

     EBIT. EBIT for the International segment for 1999 increased by 8% (12% at constant exchange rates) as a result of the increased EBITDA mentioned above and the positive impact of the decreased rate of amortization and depreciation to revenue as previously mentioned.

THE FOLLOWING DISCUSSIONS PERTAIN TO OUR TOTAL COMPANY COSTS.

     Interest. Interest expense for 1999, remained relatively constant compared to the same period in 1998 as a result of similar levels of average debt outstanding during the two periods.

     Income Taxes. Excluding the effects of the Settlement, the effective tax rate was 49.5% for 1999 and 50.2% for 1998. The tax benefit of the Settlement was limited to $182 million, reflecting the non-deductibility of $101.2 million in criminal fines included in the net settlement payments. The 1998 effective income tax rate was reduced primarily by the use of net operating losses that became realizable after the transfer of ownership of National Medical Care's international business to the International business segment at the beginning of 1998. As a result of a reduction of the German federal corporate income tax rate for undistributed earnings from 45% to 40% effective the first quarter of 1999, our net deferred taxes and deferred income tax expense during 1999 were reduced by approximately $1 million.

B.  LIQUIDITY AND CAPITAL RESOURCES

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     We generated cash from operating activities of $391 million in 2000 and $355 million from continuing operations in the comparable period in 1999. A net increase in our accounts receivable balance reduced net cash provided by operating activities. The primary reason was a significant increase in days sales outstanding resulting from slower payment patterns from third parties outside of Germany, specifically from managed care plans in the U.S. Days sales outstanding were also negatively impacted by the slowdown of the certification process for newly opened clinics in the U.S. Furthermore acquisitions, mainly outside Germany and the U.S., and base business growth in countries where we experience higher days sales outstanding contributed to this increase. Cash on hand was $65 million at December 31, 2000 compared to $35 million at December 31, 1999.

     On January 18, 2000, we executed definitive agreements with respect to the Settlement. The agreements require net settlement payments totaling approximately $427 million, of which $14 million had been paid prior to January 1, 2000. This net amount reflects payments to us of approximately $59 million for Medicare receivables from the U.S. government. During the year 2000 after court approval of the Settlement, we made payments of $387 million, including initial cash payments of $286 million, and we received $54 million from the U.S. government for our outstanding Medicare receivable claims for intradialytic parenteral nutrition therapy rendered on or before December 31, 1999. We wrote off $94 million of these receivables at December 31, 1999 in anticipation of the final settlement.

     Under the definitive agreements with the U.S. government, we entered into a note payable for the remainder of the settlement obligation. Installment payments under the note will accrue interest at 6.3% on approximately $51 million of the obligation and at 7.5% annually on the balance, until paid in full.

     The note is payable in six quarterly installments which began in April 2000 and end in July 2001. The first four quarterly installments have been paid in the amount of approximately $35 million each, including interest at 7.5%. The first three of these four payments were made in April, July and October 2000 and the fourth installment was made in January 2001. The final two installments of approximately $28 million each, including interest at 6.3%, will be paid in April and July 2001. At December 31, 2000, the note payable balance was approximately $86 million. The U.S. government has agreed to remit the balance of our outstanding Medicare receivables in four quarterly payments of approximately $5 million each, plus interest at 7.5%. We received the first three quarterly payments in May, August and October 2000 and the final payment in February 2001.

     We amended the letter of credit that National Medical Care delivered to the U.S. government in 1996 from $150 million to $190 million and, under the agreement, the letter of credit will be reduced as we continue to make installment payments to the government. At December 31, 2000, the letter of credit was reduced to $89 million.

     In December 1999, we and the lenders under our senior credit facility amended the financial ratios in the senior credit facility to accommodate our obligations under the settlement agreements and to enable us to continue in compliance with our senior credit facility as we fulfill the settlement obligations. On September 21, 2000 the National Medical Care Credit Agreement was amended in order to increase the facility for accounts receivable securitization and some other credit facilities. The lenders also agreed that the proceeds of the Preference share offerings during 2000 did not trigger repayment obligations on the term loan portion of the facility but may be used for capital expenditures and acquisitions.

     On March 2, 2000, we issued 8,974,359 non-voting Preference shares to a limited number of institutional and other accredited investors in exchange for the investors' interests in Franconia Acquisition LLC, an entity formed to acquire dialysis clinics and other related businesses. Franconia's principal asset at the time of this transaction was $350 million in cash. For financial reporting purposes, the transaction, which generated net proceeds of $344 million, has been accounted for as a financing at fair value. The investors have agreed not to effect sales or transfers of the Preference shares for a period of 24 months after issuance, except as permitted by the contribution agreement. After this time, the investors will have the right to require, under specified conditions, that we register the Preference shares for sale under the Securities Act of 1933, as amended, and provide them with assistance in connection with public offerings of their Preference shares outside the United States.

     On May 31, 2000, we paid a cash dividend of $51 million for 1999 in the amount of E 0.75 on each Preference share, excluding the Preference shares issued on March 2, 2000, and E 0.69 on each Ordinary share. In 1999 we paid dividends per Preference share of E 0.64 and E 0.59 per Ordinary share for an aggregate amount of $48 million. Our managing board and our supervisory board have proposed dividends for 2001 of E 0.84 per Preference share and E 0.78 per Ordinary share. These dividends are subject to approval by our shareholders at our annual general meeting to be held on May 23, 2001. Under the terms of our senior credit agreement we are restricted as to the level of dividends we may pay in any calendar year, which was $78 million for 2000. Annual dividend distributions by our subsidiary, National Medical Care, in any year, may not exceed 50% of its consolidated net income of the preceding year as defined in our senior credit agreement. These payment restrictions do not apply to any of our other subsidiaries.

     On June 19, 2000, we purchased substantially all of the international and non-continental U.S. operations business of Total Renal Care Holdings, Inc. for $145 million. Additionally, we made a non-refundable deposit, not included in the purchase price noted above, towards the purchase of the Puerto Rico operations. The purchase of the Puerto Rico operations is pending, subject to regulatory approval and third party consents.

     On July 26, 2000, we completed a public offering of 5,000,000 Preference shares for net proceeds of approximately $185 million. In addition, on July 28, 2000, the underwriters of the public offering exercised options to purchase an additional 750,000 Preference shares increasing the total net proceeds from the public offering to approximately $213 million.

     On October 26, 2000, we increased our accounts receivable facility from $360 million to $500 million, and extended its maturity to October 25, 2001. Under the terms of the amended facility, the interest rate is based upon the commercial paper rate, which was approximately 6.59% at December 31, 2000. At December 31, 2000, we had received $445 million, and at December 31, 1999, $335 million, pursuant to sales of our receivables under the facility, which are reflected as reductions to accounts receivable. Under the terms of the facility, we sell new interests in accounts receivable as collections reduce previously sold accounts receivable. We expense the cost related to these sales as we incur them and record the costs as interest expense and related financing costs.

     On January 5, 2001, we acquired Everest Healthcare Services Corporation ("Everest"), Oak Park, Illinois through a merger of Everest into a subsidiary of the company for $343 million, including Everest's outstanding debt. One third of the purchase price was paid through the issuance of 2,250,000 Preference shares on January 5, 2001. The remaining part of the acquisition was financed out of the proceeds of the Preference share offerings completed during 2000.

     Acquisitions during the year 2000 totaled $275 million (excluding International segment non-cash acquisitions of $14 million), $116 million in the North America segment and $159 million in the International segment. Acquisitions for the comparable period in 1999 were $101 million (excluding International segment non-cash acquisitions of $10 million), $65 million for the North America segment and $36 million for the International segment. We believe that an increasing percentage of our dialysis care growth will be derived from worldwide markets and we envision making acquisitions in selected international markets. In the U.S., we generally intend to continue to enhance our presence in the market by focusing our expansion on the acquisition of individual or small groups of clinics, expansion of existing clinics, and opening of new clinics. Nevertheless, we will consider large acquisitions in the U.S. if suitable opportunities, such as Everest, become available to us.

     In addition, capital expenditures for property, plant and equipment were $228 million for the year 2000 and $160 million in 1999. In 2000, capital expenditures in the North America segment were $113 million and $115 million for the International segment. In 1999, capital expenditures in the North America segment were $81 million and $79 million in the International segment. The majority of our capital expenditures were used for improvements to existing clinics, equipment for new clinics and expansion of production facilities.

     Total long-term debt, net of current portion at December 31, 2000, increased to $658 million from $654 million at year-end 1999. We reduced our short-term borrowings from related parties from $330 million to $218 million at December 31, 2000. Short-term borrowings from third parties increased from $96 million in 1999 to $107 million in 2000. As of December 31, 2000, the unused portion of our senior credit facility was approximately $698 million.

     In January 2000, dollar interest rate swap agreements with a notional amount of $850 million expired as scheduled. In November 2000, we entered into additional dollar interest rate swap agreements with a notional amount of $450 million. At the same time, a dollar interest rate collar agreement with a notional amount of $150 million was closed out. As of December 31, 2000, the notional volume of dollar interest rate hedging contracts totalled $1,050 million. Those swap agreements, which expire at various dates between 2003 and 2007, effectively fix our variable interest rate exposure on the majority of our dollar-denominated revolving loans and outstanding obligations under the accounts receivable securitization program at an interest rate of 6.52%. Under our senior credit agreement, we have agreed to maintain at least $500 million of interest rate protection. In March 2000, we entered into a yen interest rate swap agreement with a notional amount of Japanese Yen 400 million, in line with a yen-denominated floating-rate borrowing of our Japanese subsidiary. In September 2000, both the bank borrowing and the notional amount of the interest rate swap agreement were increased as scheduled to Yen 1,000 million. The bank borrowing and the notional amount of the swap agreement will always coincide until March 2009 when the bank debt is completely repaid and the swap expires.

     We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs. If cash flows from operations or availability under existing banking arrangements fall below expectations, we may have to consider other alternatives to maintain sufficient liquidity. We cannot assure that we will be able to do so on satisfactory terms, if at all.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     We generated cash from operating activities of continuing operations of $355 million in 1999 and $268 million in the comparable period in 1998. Cash on hand was $35 million at December 31, 1999 compared to $32 million, at December 31, 1998.

     In December 1999, we and the lenders under our senior credit facility, amended certain covenants in the senior credit facility to accommodate our obligations under the settlement agreements with the U.S. government and to enable us to continue in compliance with the covenants upon consummation of the settlement.

     We declared and paid dividends of E 0.64 and E 0.56 per Preference share in 1999 and 1998, respectively, and E 0.59 and E 0.51 per Ordinary share in 1999 and 1998, respectively. We paid aggregate dividends of $48 million and $45 million, including $1 million in arrearages for 1996, during the second quarter of 1999 and 1998, respectively.

     We made acquisitions of $101 million in 1999 (excluding International segment non-cash acquisitions of $10 million) and $223 million (excluding the North America segment non-cash acquisitions of $42 million) in 1998. In 1999, $65 million of acquisitions were made in North America and $36 million of acquisitions (excluding the non-cash acquisitions) were made in the International segment. In 1998, $128 million of acquisitions (excluding non-cash acquisitions) were made in the North America segment and $94 million of acquisitions were made in the International segment.

     In addition, capital expenditures for property, plant and equipment were $160 million in 1999 and $159 million in 1998. In 1999, $81 million of capital expenditures was made in the North America segment and $79 million of capital expenditures were made in the International segment. In 1998, $75 million of capital expenditures was made in the North America segment and $84 million of capital expenditures was made in the

International segment. Capital expenditures were used for automation of production processes and increased production capacity, internal expansion, improvements, furnishings and equipment. We believe that an increasing percentage of our dialysis care growth will be derived from worldwide markets and we envision making acquisitions in selected international markets. In the U.S., we generally intend to continue to enhance our presence in the market by focusing our expansion on the acquisition of individual or small groups of clinics, expansion of existing clinics, and opening of new clinics. Nevertheless, we will consider large acquisitions in the U.S. if suitable opportunities become available to us.

     On September 27, 1999, we increased our accounts receivable facility from $331 million to $360 million, and extended its maturity to September 25, 2000. Under the terms of the amended facility, the interest rate is based upon the commercial paper rate, which was approximately 5.90% at December 31, 1999. At December 31, 1999, we had received $335,000 and at December 31, 1998, $305,600, pursuant to sales of our receivables under the facility, which are reflected as reductions to accounts receivable. Under the terms of the facility, we sell new interests in accounts receivable as collections reduce previously sold accounts receivable. We expense the costs related to these sales as we incur them and record the costs as interest expense and related financing costs.

     Managed care plans typically remit reimbursement more slowly than traditional indemnity plans. As a result of an increase in the percentage of net revenues we derive from managed care plans from 10% in 1998 to 12% in 1999 (an increase in net revenues of approximately $45 million), there was an increase in the days sales outstanding for third party payors. In addition, 1999 was the first full year of the extension of Medicare Secondary Payor regulations that increased the coverage period for commercial payors from 18 to 30 months thereby increasing the average balance of receivables as commercial payors generally pay at a higher rate than government payment programs. The increase in days outstanding and the increase in the average receivable amount resulted in a corresponding increase in our allowance for doubtful accounts as it is calculated based on a percentage of gross accounts receivable. Any negative impact to liquidity related to the increase in days sales outstanding is mitigated by the increase in revenues and the higher reimbursement generally received from third party payors.

     Total long-term debt net of current portion at December 31, 1999, decreased to $654 million from $1,081 million at year-end 1998, primarily as a result of an increase in short-term borrowings from related parties. Short-term borrowings from related parties increased to $330 million at December 31, 1999 from $60 million at December 31, 1998, with interest rates from 7.06% to 7.44% and maturities in less than 90 days. Other short-term borrowings decreased by approximately $13 million from year-end 1998 to $96 million at year-end 1999. Funds generated from operations were used to fund capital expenditures and acquisitions as well as dividends. The remainder was used to reduce long-term debt.

     If cash flows from operations or availability under existing banking arrangements fall below expectations, or if we are unsuccessful in amending our existing banking agreements, we may be required to consider other alternatives to maintain sufficient liquidity.

RECENTLY ISSUED ACCOUNTING STANDARDS

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for financial derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The statement also provides the criteria for determining whether a derivative may be specifically designated as a hedge of a particular exposure with the intent of measuring the effectiveness of that hedge in the statement of operations. In June 2000, the Financial Accounting Standards Board issued SFAS No. 138, which amended certain provisions of SFAS 133, including amendments allowing foreign-currency denominated assets and liabilities to qualify for hedge accounting, permitting the offsetting of certain inter-entity foreign currency exposures that reduce the need for third party derivatives and redefining the nature of interest rate risk to avoid sources of ineffectiveness. We are adopting SFAS 133, and the corresponding amendments under SFAS 138 effective as of January 1, 2001.

     After adoption, gains and losses in fair value of recognized assets and liabilities and firm commitments of operating transactions as well as gains and losses on derivative financial instruments designated as fair value hedges of these recognized assets and liabilities and firm commitments will be recognized currently in earnings.

     After adoption, changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted transactions will be reported in accumulated other comprehensive income. These amounts will subsequently be reclassified into earnings, as a component of the forecasted transaction, in the same period as the forecasted transaction affects earnings.

     The adoption of SFAS 133, as amended by SFAS 138, results in the recording of assets related to forward currency contracts of approximately $13,072. The offset to this transition adjustment will be recorded to other comprehensive income at an amount of $1,465 and to net income at an amount of $11,607. Because of corresponding entries concerning the hedged items, the net effect on earnings will be immaterial. Additionally, a liability for interest rate swaps of approximately $25,146 will be recorded. The offset will be recorded to other comprehensive income.

     In December 1999, the United States Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 provides the SEC staff's views in applying generally accepted accounting principles to selected revenue recognition issues, as well as examples of how the SEC staff applies revenue recognition guidance to specific circumstances. In June 2000, SAB 101B was issued by the SEC further delaying the implementation date for SAB 101 until the fourth quarter of the fiscal year beginning after December 15, 1999. The impact of the adoption of SAB 101 is not significant.

     In May 2000, the Emerging Issues Task Force ("EITF") issued EITF 00-014, Accounting for Certain Sales Incentives, which establishes accounting for point of sales coupons, rebates, and free merchandise. This EITF requires that an entity report these sales incentives that reduce the price paid to be netted directly against revenues. EITF 00-014 is effective no later than the fourth quarter of the fiscal year beginning after December 15, 1999. The impact of the adoption of EITF-00-14 is not significant.

     In March 2000, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion 25. The effects of applying this interpretation are required to be recognized on a prospective basis from July 1, 2000. The application of this interpretation did not have a material effect on our financial position or results of operations.

     In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which replaces SFAS No. 125. SFAS No. 140 provides the accounting and reporting standards for securitizations and other transfers of financial assets and collateral. These standards are based on consistent application of a financial-components approach that focuses on control. This Statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 140 is effective for transfers after March 31, 2001 and is effective for disclosures about securitizations and collateral for fiscal years ending after December 15, 2000. There is no impact for the adoption of SFAS No. 140

EURO CONVERSION

     Germany, our country of domicile, is one of the eleven members of the European Union who have adopted the euro as their currency. We have changed our functional currency to euro effective January 1, 1999, but will continue using the U.S. dollar as our reporting currency. In addition, at our general meeting on June 2, 1999, our shareholders approved the currency conversion of our share capital to euro from Deutsche Mark. All internal reporting entities situated in the eleven member states are submitting their reports in euro. The euro conversion may affect cross-border competition by creating cross-border price transparency. In our business, patients may not have the luxury to "shop" cross-border due to the nature of their illness, the type of reimbursement program they are enrolled in and the fact that they maintain a medical relationship with their supplier, a doctor or clinic.

CONTINGENCIES

     We are a plaintiff in litigation against the U.S. federal government with respect to the implementation of the Omnibus Budget Reconciliation Act of 1993. We are also a defendant in significant commercial insurance litigation relating to the same alleged practices that were the subject of the recently settled government investigations and in litigation alleging that the transactions in which we were formed and acquired National Medical Care constituted a fraudulent transfer. An adverse outcome in any of these matters could have a material adverse effect on our business, financial condition and results of operations. Because of the significant complexities and uncertainties associated with these proceedings, we cannot provide either an estimate of the possible loss or range of loss we may incur in respect of such matters, and a reserve based on any such estimate cannot be reasonably made.

INFLATION

     The effects of inflation during the periods covered by the consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations.

C.  RESEARCH AND DEVELOPMENT

     Our research and development activities aim to improve the quality of dialysis treatment by matching it more closely with the individual needs of the patient, while reducing the overall cost for treatment. With our vertical integration, our research and development department can apply our experience as the world's largest provider of dialysis treatments to product development. To maintain and further enhance a continuous stream of product innovations, we had 220 employees working in research and development worldwide at December 31, 2000. Approximately two-thirds of our research and development activities are based in Germany and one third in North America.

     Research and development focuses strongly on the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients, and on process technology for manufacturing our products. Research and development expenditures were $31 million in 1998, $32 million in 1999, and $32 million in 2000. For information regarding recent product introductions, see "Item 4.B. Business Overview -- New Product Introductions."

     We intend to continue to maintain our central research and development operations for disposable products at our St. Wendel, Germany facility and for durable products at our Schweinfurt and Bad Homburg, Germany facilities. We expect that as our dialysis products business continues to expand internationally, research and development activities will rely primarily on the research and development activities conducted at St. Wendel, Bad Homburg, and Schweinfurt, which will transfer the production technology they develop to our production centers. Local activities will continue to focus on cooperative efforts with those facilities to develop new products and product modifications for local markets.

     In North America, we have concentrated our business development activities on expanding our products business in three main areas:

     -  pharmaceutical products utilized in treating our renal patient base

     - innovative products to improve vascular access outcomes for our renal patients

     - products and technologies which leverage our core competencies to provide extracorporeal therapies to treat other diseases

     Our scientific service and consulting activities during 2000 focused both on product-related scientific issues and providing consultation to the nephrology community on these issues.

     In order to promote the exchange of new ideas in nephrology and dialysis and to strengthen our role in the international scientific community, we have established the "International Exchange Program for Young Nephrologists". With our financial support and close scientific cooperation young scientists worldwide are given the opportunity to work at renowned European research institutions. We closely work together with international nephrology experts in writing treatment recommendations for the most important topics in chronic and end-stage renal failure. In the beginning of 2000 we published a treatment recommendation on renal anemia. This was followed by a publication on renal osteodystrophy and cardiovascular risk factors in the journal "Nephrology, Dialysis, and Transplantation" in autumn 2000. These recommendations will be translated into different languages and distributed to our customers. Recommendations on further topics, such as nutrition and vascular access will be published in 2001.

D.  TREND INFORMATION

     For information regarding significant trends in our business see "Item 5.A. Operating Financial Review and Prospects."

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

GENERAL

     In accordance with the German Stock Corporation Act, we have a supervisory board and a management board. The two boards are separate and no individual may simultaneously be a member of both boards.

OUR SUPERVISORY BOARD

     Our supervisory board consists of six members who are elected by the holders of Ordinary shares at our annual general meeting. Pursuant to the pooling agreements described below under "Description of Pooling Agreements," at least one-third (but no fewer than two) of the members of the supervisory board elected by the shareholders are required to be independent directors, i.e., persons with no substantial business or professional relationship with us, Fresenius AG or any affiliate of either.

     If and when either:

     -  Fresenius Medical Care AG itself has more than 500 employees; or

     - we enter into a domination agreement with a German subsidiary having more than 500 employees, or if that subsidiary is integrated into Fresenius Medical Care AG;

the German employees of Fresenius Medical Care AG and our German subsidiaries will elect one-third of the members of the supervisory board. If and when the aggregate number of employees of Fresenius Medical Care AG and our German subsidiaries exceeds 2,000, the supervisory board will increase to 12 persons and the holders of Ordinary shares and the German employees of Fresenius Medical Care and our German subsidiaries will elect six members each. In that case, the Chairman of the supervisory board will be selected from the members elected by the shareholders and will have the tie-breaking vote.

     The term of a member of the supervisory board will expire at the end of the general meeting of shareholders after the fourth fiscal year following the year in which the member was elected, but not counting the fiscal year in which such member's term begins. Members of the supervisory board elected by our shareholders may be removed by a resolution of our general meeting. This resolution requires a three-fourths majority of the votes cast at that meeting. The supervisory board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.

     The principal function of the supervisory board is to appoint and to supervise the management board and to approve mid-term planning, dividend payments and matters which are not in the ordinary course of business and are of fundamental importance to us.

     The table below provides the names and ages of the members of our supervisory board.

                                                               AGE AS OF
                                                              DECEMBER 31,
NAME                                                              2000
----                                                          ------------
Dr. Gerd Krick, Chairman....................................       62
Dr. Dieter Schenk, Deputy Chairman..........................       48
Prof. Dr. Bernd Fahrholz....................................       52
Dr. Theo Spettmann..........................................       56
Walter L. Weisman(1)........................................       65
Stephen M. Peck(1)..........................................       65

     --------------------

     (1) Independent Director

     The term for each member of the supervisory board set forth above will expire in 2001. Members of the supervisory board are eligible for reelection.

     DR. GERD KRICK has been Chairman of our supervisory board since January 1, 1998. Since 1992, he has been Chairman of the Fresenius AG management board. Prior to 1992, he was a Director of the Medical Systems Division of Fresenius AG and Deputy Chairman of the Fresenius AG management board. From September 1996 until December 1997, Dr. Krick was Chairman of the management board of Fresenius Medical Care. Dr. Krick is a member of the Board of Directors of Adelphi Capital Europe Fund, of the Administrative Board of Dresdner Bank Luxembourg S.A., of the supervisory board of Vereinte Krankenversicherung AG, of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie and of the Board of Trustees of the Donau Universitat Krems. He is also the Chairman of the supervisory boards of Vamed AG and of Fresenius Kabi AG.

     DR. DIETER SCHENK has been Deputy Chairman of our supervisory board since 1996. He is an attorney and tax advisor and has been a partner in the law firm of Norr Stiefenhofer Lutz since 1986. Dr. Schenk is also a member of the supervisory board of Fresenius AG and a member and vice-chairman of the supervisory board of Greiffenberger AG and a member of the supervisory boards of Schmidt Bank KGaA and Feintechnik Eisfeld GmbH.

     PROF. DR. BERND FAHRHOLZ has been a member of our supervisory board since 1998. He is an attorney and has been a member of the management board of Dresdner Bank AG since 1998 and its Chairman since April 2000. Dr. Fahrholz is also a member of the supervisory boards of ASTA Medica AG; BNP-Dresdner European Bank AG; DEGI Deutsche Gesellschaft fur Immobilienfonds mbH; Deutsche Hypothekenbank Frankfurt-Hamburg AG; Deutsche Schiffsbank AG (Chairman); Diskont und Kredit AG; dresdnerbank investment management Kapitalanlagegesellschaft mbH; Dresdner Bank Lateinamerika Aktiengesellschaft (Vice Chairman); Dresdner Capital International Kapitalanlagegesellschaft mbH; Dresdner Kleinwort Benson North America Inc.; Dynamit Nobel AG; Kommanditgesellschaft Allgemeine Leasing GmbH & Co. (Chairman); Oldenburgische Landesbank AG; and Reuschel & Co.

     DR. THEO SPETTMAN has been a member of our supervisory board since April 1, 2000. He has been a member of the management board of Sudzucker AG since 1988 and Spokesman of the management board of Sudzucker AG since 1995. Dr. Spettman also sits on the supervisory boards of VK Muhlen AG, Karlsruher Versicherungen AG, Gerling Indutrie Service AG, Scholler Holding GmbH & Co.KG and is spokesman of the supervisory board of Berentzen-Group AG.

     WALTER L. WEISMAN has been a member of our supervisory board since 1996. He is a private investor and a former Chairman and Chief Executive Officer of American Medical International, Inc., which he joined in 1972, was elected President in 1979 and served as Chief Executive Officer from 1985 to 1988. Mr. Weisman is a Vice-Chairman of the Board of the California Institute of Technology, Chairman of the Board of the Los Angeles

County Museum of Art, Chairman of the Board of the Sundance Institute, and a trustee of the Kress Foundation and the Los Angeles Opera.

     STEPHEN M. PECK was elected to our supervisory board in 1999. He is a private investor and a former managing and special partner of Weiss, Peck & Greer which was founded in 1970. He served as Chief Investment Officer and Director of Reliance Insurance Company, Inc. from January 1986 to July 1988. Mr. Peck is a member of the Board of Directors of Harnischfeger Greyhound Lines, Inc., OFFIT Investment Funds and Banyan Strategic Realty Trust Grand Union Co. where he serves as Non-Executive Chairman of the Board. He also serves as a member of the Advisory Boards of the Torrey Funds and Brown Simpson Asset Management. Mr. Peck is presently Chairman of the Board of Trustees and the Executive Committee of Mount Sinai-NYU Medical Center and Health System. He is a member of the Board of Trustees of Mount Sinai School of Medicine, New York University and The Jewish Theological Seminary.

MANAGEMENT BOARD

     Each member of our management board is appointed by the supervisory board for a maximum term of five years and is eligible for reappointment thereafter. Their terms expire at our annual general meeting in the years listed below.

     The table below provides names, ages, positions and terms of office of the members of our management board.

                                             AGE AS OF                                             YEAR
                                            DECEMBER 31,                                           TERM
NAME                                            2000       POSITION                               EXPIRES
----                                        ------------   --------                               -------
Dr. Ben J. Lipps..........................        60       Chairman of the management board,       2001
                                                           Chief Executive Officer of our
                                                           Company
                                                           and Chief Executive Officer
                                                           for North America
Roberto Fuste.............................        48       Chief Executive Officer for Asia        2001
                                                           Pacific
Dr. Emanuele Gatti........................        45       Chief Executive Officer for Europe,     2005
                                                           Middle East, Africa and Latin America

     DR. BEN J. LIPPS has been Chairman of the management board since May 1, 1999 and was Vice Chairman of the management board from September 1998 until May 1, 1999. He has been President and a director of Fresenius Medical Care Holdings since September 1996 and President, Chief Executive Officer, Chief Operating Officer and a director of Fresenius USA since October 1989, and served in various capacities with Fresenius USA's predecessor since 1985. Dr. Lipps joined Dow Chemical Company in 1966 and led the research team that developed the first hollow fiber dialyzer between 1967 and 1969. Prior to joining Fresenius USA's predecessor, Dr. Lipps was a Vice President of Research and Development for Cordis Dow Corporation.

     MR. ROBERTO FUSTE was appointed to our management board effective January 1, 1999. Mr. Fuste is responsible for the Asia-Pacific region within the International segment, for which he assumed responsibility in 1998. Mr. Fuste joined Fresenius AG in 1991 when Fresenius AG acquired Nephrocontrol S.A., a Spanish company which he founded in 1985 and of which he was Managing Director and joint owner. After the company was acquired by Fresenius AG, he continued as Managing Director. In 1995, he joined the Head Office of Fresenius AG where he has held various executive positions.

     DR. EMANUELE GATTI has been a member of our management board since May 1997 and is President and Chief Executive Officer of Europe, Middle East, Africa and Latin America within the International segment. Previously he was Executive Vice President with responsibility for our dialysis business in Southern Europe. Dr. Gatti joined the Fresenius Group in 1989 when Fresenius AG acquired Sis-ter, an Italian company of which he was General Manager. He has been working in the field of dialysis since 1981 after leaving the Polytechnic School of Milan where he was involved in teaching and biomedical research.

     The business address of all members of our management board and supervisory board is Else-Kroner-Strasse 1, 61352 Bad Homburg, Germany.

B.  COMPENSATION

COMPENSATION OF OUR MANAGEMENT BOARD AND OUR SUPERVISORY BOARD

     For the year ended December 31, 2000, we paid aggregate compensation to all members of the management board of E 2,949,237. The aggregate fees paid to all members of the supervisory board was E 315,000, including compensation to Dr. Krick for his duties as Chairman of the supervisory board. We pay an annual retainer fee of $40,000 to each member of the supervisory board, with the Chairman paid twice that amount and the Deputy Chairman paid 150% of that amount. We reimburse supervisory board members for their reasonable travel and accommodation expenses incurred with respect to their duties as supervisory board members. The aggregate compensation reported above does not include amounts paid as fees for services rendered by certain business or professional entities with which some of the supervisory board members are associated. Those fees are described under "Item 7.B. Related Party Transactions."

     During 2000 we awarded 83,000 options under the FMC 98 Plan 2 at an exercise price of E 47.64 to members of the management board. At December 31, management board members held options to acquire 282,600 Preference shares of which options to purchase 49,933 Preference shares were exercisable at a weighted average exercise price of E 36.81.

     At December 31, 2000, a loan granted to a member of our management board in the principal amount of $2,000,000, bearing interest at 6% per annum, was outstanding.

C.  BOARD PRACTICES

     For information relating to the terms of office of our management board and our supervisory board and the periods in which the members of those bodies have served in office, see Item 6.A. above. We do not have an audit committee or a remuneration committee. Our Management Board carries out the functions usually performed by audit and remuneration committees, and our Supervisory Board reviews the compensation of the members of our Management Board.

D.  EMPLOYEES

     At December 31, 2000, we had 35,370 employees, as compared to 31,094 at December 31, 1999 and 28,739 at December 31, 1998. They are employed in our principal segments as follows: North America 24,403 employees and International 10,967. A decline in total employees from the divestiture of the U.S. homecare and non-renal diagnostics businesses was offset by an increase due to dialysis clinic acquisitions.

     The following table shows the average number of employees by segment and our major category of activities for the last three fiscal years.

                                                               2000      1999      1998
                                                              ------    ------    ------
North America
  Dialysis Care.............................................  19,601    18,133    17,029
  Dialysis Products.........................................   3,616     3,420     3,402
                                                              ------    ------    ------
                                                              23,217    21,553    20,431
International
  Dialysis Care.............................................   5,807     4,173     3,883
  Dialysis Products.........................................   4,292     3,592     3,109
                                                              ------    ------    ------
                                                              10,099     7,765     6,992

     We are a member of the Chemical Industry Employers Association in Germany and we are bound by union agreements negotiated with the respective union representatives. We are also party to additional shop agreements negotiated with works councils at individual facilities relating to those facilities. We believe our relations with our employees are good. During the last two fiscal years, we have not suffered any labor-related work disruptions. In addition, approximately 600 employees, or 2% of our U.S. employees are covered by union agreements.

E.  SHARE OWNERSHIP

     As of December 31, 2000, members of the Supervisory Board and the Board of Management as a group owned 4,367 Ordinary shares (0.01% of total Ordinary shares outstanding) and 10,700 Preference shares (0.05% of total Preference shares outstanding). At December 31, 2000 management board members held options to acquire 282,600 Preference shares of which options to purchase 49,933 Preference shares were exercisable at a weighted average exercise price of
36.81. Those options expire at various dates between 2008 and 2010. None of the members of our Management Board and our Supervisory Board beneficially owns more than 1% of our outstanding Ordinary shares or our outstanding Preference shares.

OPTIONS TO PURCHASE OUR SECURITIES

STOCK OPTION PLANS

     We have adopted a 1996 Stock Incentive Plan ("FMC Plan") and a 1998 Stock Incentive Plan ("FMC 98 Plan 1) for our key management and executive employees and those of our subsidiaries. Under our stock incentive plans, eligible employees generally have the right to acquire Preference shares or ADSs. Each ADS represents one-third of a Preference share. A total of 1,333,333 Preference shares are available for issuance pursuant to grants under our stock incentive plans. The 1998 Stock Incentive Plan was amended in 1999 and 2000 to increase the number of Preference shares available for issuance pursuant to grants under that plan by 450,000 and 660,000, respectively, resulting in a total number of shares available for issuance of 2,443,333 Preference shares, less the number of Preference shares issued under the 1996 Stock Incentive Plan. Some eligible employees have received initial grants intended to cover a three-year period; other grants will be made annually.

     During 2000, there were no grants or awards under our 1996 Stock Incentive Plan. At December 31, 2000, there were awards for 205,166 ADSs outstanding under our 1996 Stock Incentive Plan with a weighted average exercise price of $76.03 per underlying Preference share. We do not expect to issue any additional awards under our 1996 Stock Incentive Plan. During 2000, grants for 653,325 Preference shares were issued under our 1998 Stock Incentive Plan at a weighted average exercise price of E 46.74.

     Grants under our stock incentive plans are in the form of non-assignable and non-transferable convertible bonds and a corresponding nonrecourse employee loan, secured solely by the convertible bonds with respect to which it was made. The grant of convertible bonds and corresponding employee loans to an eligible employee is designed to be the functional equivalent of non-qualified employee stock options. To accomplish this result, as more fully described below, amounts due and payable on an employee loan are completely offset by amounts due and payable on the convertible bonds with respect to which the employee loan was made. Rulings from the U.S. Internal Revenue Service to this effect were requested. A favorable response has been received with respect to our 1996 Stock Incentive Plan and to our 1998 Stock Incentive Plan.

     The convertible bonds have a face amount equal to the calculated nominal value of a Preference share multiplied by the number of Preference shares into which the convertible bonds may be converted, either directly or as represented by ADSs. The interest rate on the convertible bonds is a rate determined by our management board, who administer our stock incentive plans. Conversion rights over the convertible bonds generally vest over a three-year period from the date of grant. Upon vesting, convertible bonds are convertible, subject to satisfaction of all state regulatory and other legal requirements, as well as the provisions of the applicable stock incentive plan, for a period of ten years from the date of grant, unless the recipient's employment terminates prior to that date. Generally, upon termination, the recipient or his or her representative will have ninety days to exercise the conversion right. That period is extended to one year in the case of death or disability. In the case of termination for cause, conversion rights cease at the time of termination of employment. Convertible bonds that are not converted within the prescribed time are mandatorily redeemed for face value. Convertible bonds may be converted in whole or in part; appropriate adjustment is made to the corresponding employee loans for partial conversions.

     Employee loans have a principal amount equal to the face amount of the convertible bonds with respect to which the employee loan was made, and bear interest at the same rate as the convertible bonds. An employee loan is payable on conversion of the convertible bonds with respect to which it was made, or upon redemption of the convertible bonds. If the convertible bonds are redeemed, the proceeds of the convertible bonds and the interest payable on the bond must be applied against the repayment of the corresponding employee loan and interest on the loan. Accordingly, for each grant, the terms of the convertible bonds and the corresponding employee loan are designed to match in all respects, so that the recipient of the grant receives nothing and pays nothing with respect to the convertible bonds or the employee loan. We have the right to offset our obligation on a convertible bond against the obligation on the related employee loan; therefore, the convertible bond obligations and employee loan receivables are not reflected in our consolidated financial statements.

     The conversion price of convertible bonds issued under our 1996 Stock Incentive Plan and held by U.S. citizens or residents is the fair market value of the ADS or Preference shares on the day of the grant. The conversion price of convertible bonds issued under our 1998 Stock Incentive Plan and held by U.S. citizens or residents is the fair market value of the Preference shares on the day following the date of the grant. A portion of the amount paid on conversion will be used to repay the corresponding employee loan, and interest payable with respect to the employee loan will be offset by interest payable on the convertible bonds.

     At the time of conversion, an employee who is a U.S. citizen or resident will be subject to U.S. federal income taxes equal to the value of the ADSs or Preference shares received and the amount paid for conversion of the convertible bonds and may be required, as a condition to receiving the ADSs or Preference shares, to remit to his or her employer company any required withholding and payroll taxes. Employees may also be required to file with us or our designed agent, as a protective measure, a form sufficient under German law to elect the treaty benefit of no withholding on interest under the U.S.-German income tax treaty. Under current German law, there would be no withholding tax imposed on these interest payments.

     As of December 31, 2000, options for a total of 10,060 Preference shares have been exercised under FMC 98 Plan 1.

     We have also adopted the Fresenius Medical Care AG Stock Option Plan of June 10, 1998 ("FMC 98 Plan 2"). This plan, known as our International Plan, was adopted for:

     - members of management board and managerial staff of Fresenius Medical Care AG;

     - members of management and managerial staff of our German affiliates, other than Fresenius AG and subsidiaries of Fresenius AG that are not also our subsidiaries; and

     - managerial staff members of our non-German affiliates, other than subsidiaries of Fresenius AG that are not also our subsidiaries.

     We have reserved a total of 2,500,000 Preference shares for issuance upon exercise of options under our International Plan, of which 500,000 Preference shares have been reserved for issuance to members of our management board and 2,000,000 shares for other managerial staff.

     The exercise price of the options under the International Plan is equal to the average of the official daily quotation prices of the Preference shares on the Frankfurt Stock Exchange on the thirty (30) days of trading immediately prior to the date of grant of the award. One third of an option granted under the International Plan vests on each of the second, third and fourth anniversary of the award date, provided that we achieve certain performance criteria for the full fiscal year following the grant date in comparison to our performance for the full fiscal year preceding the grant date. The term of the International Plan is five years, and not more than 20% of the total options available under the International Plan may be issued in any one year. Options issued under the International Plan expire 10 years from the date of grant.

     At our 2000 annual general meeting, our shareholders approved a resolution allowing us to exclude from the calculation of the performance criteria under the International Stock Option Plan the effects of the special charges we took in 1999 in connection with the Settlement. Under the International Stock Option Plan, 1999 performance criteria are used as both the comparative year to 1997 for options granted in 1998 and as the base year (which will be compared to 2001) for options granted in 2000. The purpose of excluding the special charges taken in 1999 is to avoid the distortions created by the special charges for both purposes.

     The International Plan is administered by our management board, except that the selection of award recipients and other determinations under the International Plan relating to members of our management board are made by our supervisory board. Subject to the vesting requirements of the International Plan, options are exercisable only within 15 working days after publication of our financial statements for the preceding quarter. Options under the International Plan are not transferable.

     During 2000, we awarded options under the International Plan to purchase 321,204 Preference shares at a weighted average price of E 47.64 per share, including options to purchase 83,000 shares awarded to members of the management board. During 2000 a total of 7,333 options were exercised. At December 31, 2000, a total of 78,277 options were exercisable under the FMC 98 Plan 2.

ROLLOVER OPTIONS

     In connection with our formation, employees of National Medical Care exchanged options to purchase W.R. Grace common stock and Fresenius USA employees exchanged options to purchase Fresenius USA common stock for equivalent options with respect to our Ordinary shares. When we were formed, German corporate law did not allow us to reserve Ordinary shares and issue them upon the exercise of these rollover options, as is done by U.S. corporations. Instead, we issued the Ordinary shares issuable upon exercise of the options to Fresenius AG, which will hold the shares until exercise of the options. Fresenius AG has agreed that it will not exercise voting power, and will return any dividends paid, with respect to the Ordinary shares underlying options formerly related to W.R. Grace common stock. Upon exercise of any of these options, the holder will pay the option exercise price to us and Fresenius AG will deliver the Ordinary shares to the depositary for the Ordinary shares against issuance of ADSs representing Ordinary shares in the name of the option holder. Upon cancellation or expiration without exercise of options formerly relating to W.R. Grace common stock, Fresenius AG will transfer the underlying Ordinary shares to us at no cost. Upon cancellation or expiration without exercise of options formerly relating to Fresenius USA common stock, the underlying Ordinary shares will revert to Fresenius AG. All rollover options expire on the same date on which the previous options to purchase either the W.R. Grace common stock or Fresenius USA common stock to which such rollover options relate would have expired.

     As of December 31, 2000, a total of 182,006 Ordinary ADSs, each representing one-third of an Ordinary share, were subject to rollover options as described above at exercise prices ranging from $9.78 to $46.53 per Ordinary Share, all currently exercisable. Members of our supervisory board and our management board, as a group, held no rollover options.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF FRESENIUS MEDICAL CARE

     Our outstanding share capital consists of Ordinary shares and non-voting Preference shares that are issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, we have no way of determining who our shareholders are or how many shares any particular shareholder owns except as described below with respect to our shares held in ADR form. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Exchange Act. Under the German Securities Exchange Law (Wertpapierhandelsgesetz), holders of voting securities of a German company listed on the official market (amtlicher Handel) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 5%, 10%, 25%, 50% and 75% of a company's outstanding voting rights.

     To our knowledge, Fresenius AG is the only entity that beneficially owns more than 5% of our outstanding Ordinary shares. We have been informed that as of December 31, 2000, Fresenius AG owned the majority, 50.8%, of our Ordinary shares. At December 31, 2000 Fresenius AG's Ordinary shares represented approximately 40% of our total share capital. Morgan Guaranty Trust Company of New York, our ADR depositary, informed us, that as of December 31, 2000 17,521,746 Ordinary ADSs, each representing one-third of an Ordinary share, were held of record by 8,393 U.S. holders and 3,610,391 Preference ADSs, each representing one-third of a Preference share, were held of record by 6 U.S. holders. Ordinary shares and Preference shares of U.S. holders accounted for approximately 8% of our Ordinary shares outstanding and 5% of our Preference shares outstanding as of December 31, 2000. For more information regarding American Depositary Receipts ("ADRs") see "Item 10.B. Memorandum and Articles of Association -- Description of American Depositary Receipts."

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF FRESENIUS AG

     Fresenius AG's share capital consists of Ordinary shares and non-voting Preference shares. Both classes of shares are issued only in bearer form. Accordingly, Fresenius AG has no way of determining who its shareholders are or how many shares any particular shareholder owns. However, under the German Securities Exchange Law, holders of voting securities of a German company listed on the official market (amtlicher Handel) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of certain levels of holdings, as described above.

     Fresenius AG has been informed that the Else Kroner-Fresenius-Stiftung owns 68% of the Fresenius AG Ordinary shares. The Else Kroner-Fresenius-Stiftung serves to promote medical science, primarily in the fields of research and treatment of illnesses, including the development of apparatuses and preparations. It may promote only those research projects which make their results generally accessible to the public. It further serves to promote the education of physicians or of others concerned with the treatment and care of sick persons, primarily those working in the field of dialysis, as well as to promote the education of particularly gifted pupils and students.

     Fresenius AG has also been informed that AW Beteiligungsgesellschaft mbH, which is controlled by Agrar Industrie Holding GmbH, owns 9% of the Fresenius AG Ordinary shares. Pursuant to a pooling agreement relating to its shares, voting power over the shares indirectly held by Agrar-Industrie Holding GmbH is held by the Else Kroner-Fresenius-Stiftung.

     In addition, Neunte Herakles Beteiligungs-Gesellschaft mbH & Co. KG informed Fresenius AG that it owns 9.97% of the Fresenius AG Ordinary shares.

B.  RELATED PARTY TRANSACTIONS

     In connection with the formation of Fresenius Medical Care, and the combination of the dialysis businesses of Fresenius AG and W.R. Grace, Fresenius AG and its affiliates and Fresenius Medical Care and its affiliates entered into several agreements for the purpose of giving effect to the merger and defining our ongoing relationship. Fresenius AG and W.R. Grace negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between Fresenius Medical Care and Fresenius AG and their affiliates. Some of these agreements have been previously filed with the Securities and Exchange Commission. The following descriptions are not complete and are qualified in their entirety by reference to the agreements, copies of which have been filed with the Securities and Exchange Commission and the New York Stock Exchange. We believe that the leases, the supply agreements and the services agreements are no less favorable to us and no more favorable to Fresenius AG than would have been obtained in arm's-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius AG and W.R. Grace, and, taken independently, are not necessarily indicative of market terms.

     In the discussion below regarding our contractual and other relationships with Fresenius AG:

     - the term "we (or us) and our affiliates" refers only to Fresenius Medical Care AG and its subsidiaries; and

     - the term "Fresenius AG and its affiliates" refers only to Fresenius AG and affiliates of Fresenius AG other than Fresenius Medical Care AG and its subsidiaries.

REAL PROPERTY LEASE

     We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed. Fresenius AG or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius AG is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to Fresenius AG, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is 16.8 million Deutsche mark (approximately E 8.6 million), which was approximately $9.5 million as of December 31, 2000, exclusive of maintenance and other costs, and is subject to escalation, based upon the German cost of living index for a four-person employee household. The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. The leases for the other facilities have a term of ten years. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties. For information with respect to our principal properties in Germany, see "Item 4.D. Property, plants and equipment"

COVENANTS NOT TO COMPETE

     Each of Fresenius AG and W.R. Grace has agreed that, for a period of ten years after our formation, it will not compete with us in any aspect of the business of supplying renal care-related goods and services, including laboratories. However, Fresenius AG may continue its home care business.

TRADEMARKS

     Fresenius AG continues to own the name and mark "Fresenius" and its "F" logo. Fresenius AG and Fresenius Medical Care Deutschland GmbH, our principal German subsidiary, have entered into agreements containing the following provisions. Fresenius AG has granted to our German subsidiary, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use "Fresenius Medical Care" in our corporate names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by Fresenius AG's dialysis business, and the Fresenius Medical Care name as a trade name, in all aspects of the renal business. Our German subsidiary, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:

     - to use the "Fresenius Medical Care" mark in the then current National Medical Care non-renal business if it is used as part of "Fresenius Medical Care" together with one or more descriptive words, such as "Fresenius Medical Care Home Care" or "Fresenius Medical Care Diagnostics";

     - to use the "F" logo mark in the National Medical Care non-renal business, with the consent of Fresenius AG. That consent will not be unreasonably withheld if the mark using the logo includes one or more additional descriptive words or symbols; and

     - to use "Fresenius Medical Care" as a trade name in both the renal business and the National Medical Care non-renal business.

     We and our affiliates have the right to use "Fresenius Medical Care" as a trade name in other medical businesses only with the consent of Fresenius AG. Fresenius AG may not unreasonably withhold its consent. In the U.S. and Canada, Fresenius AG will not use "Fresenius" or the "F" logo as a trademark or service mark, except that it is permitted to use "Fresenius" in combination with one or more additional words such as "Pharma Home Care" as a service mark in connection with its home care business and may use the "F" logo as a service mark with the consent of the our principal German subsidiary. Our subsidiary will not unreasonably withhold its consent if the service mark includes one or more additional descriptive words or symbols. Similarly, in the U.S.

and Canada, Fresenius AG has the right to use "Fresenius" as a trade name, but not as a mark, only in connection with its home care and other medical businesses other than the renal business and only in combination with one or more other descriptive words, provided that the name used by Fresenius AG is not confusingly similar to our marks and trade names. After the expiration of Fresenius AG's ten-year covenant not to compete with us, Fresenius AG may use "Fresenius" in its corporate names if it is used in combination with one or more additional descriptive word or words, provided that the name used by Fresenius AG is not confusingly similar to the Fresenius Medical Care marks or corporate or trade names.

OTHER INTELLECTUAL PROPERTY

     Some of the patents, patent applications, inventions, know-how and trade secrets that Fresenius Worldwide Dialysis used prior to our formation were also used by other divisions of Fresenius AG. For Biofine(R), the polyvinyl chloride-free packaging material, Fresenius AG has granted to our principal German subsidiary, for our benefit and for the benefit of our affiliates, an exclusive license for the renal business and a non-exclusive license for all other fields except other non-renal medical businesses. Our German subsidiary and Fresenius AG will share equally any royalties from licenses of the Biofine(R) intellectual property by either our German subsidiary or by Fresenius AG to third parties outside the renal business and the other non-renal medical businesses. In addition, Fresenius AG has transferred to our German subsidiary the other patents, patent applications, inventions, know-how and trade secrets that were used predominantly in Fresenius AG's dialysis business. In certain cases Fresenius Worldwide Dialysis and the other Fresenius AG divisions as a whole each paid a significant part of the development costs for patents, patent applications, inventions, know-how and trade secrets that were used by both prior to the merger. Where our German subsidiary acquired those jointly funded patents, patent applications, inventions, know-how and trade secrets, our subsidiary licensed them back to Fresenius AG exclusively in the other non-renal medical businesses and non-exclusively in all other fields. Where Fresenius AG retained the jointly funded patents, patent applications, inventions, know-how and trade secrets, Fresenius AG licensed them to our German subsidiary exclusively in the renal business and non-exclusively in all other fields.

SUPPLY AGREEMENTS

     We produce most of our products in our own facilities. However, Fresenius AG manufactures some of our products for us, principally concentrates, at facilities that, Fresenius AG retained. These facilities are located in Brazil and France. Conversely, a facility in Italy that Fresenius AG transferred to us produces products for Fresenius Kabi AG, a subsidiary of Fresenius AG.

     Our local subsidiaries and those of Fresenius AG have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements include a unit cost component for each product and an annual fixed cost charge for each facility. The unit cost component, which is subject to annual review by the parties, is intended to compensate the supplier for variable costs such as costs of materials, variable labor and utilities. The fixed cost component generally will be based on an allocation of the 1995 fixed costs of each facility, such as rent, depreciation, production scheduling and quality control. The fixed cost component will be subject to adjustment by good-faith negotiation every twenty-four months. If the parties cannot agree upon an appropriate adjustment, the adjustment will be made based on an appropriate consumer price index in the country in which the facility is located.

     Each supply agreement has a term that is approximately equal to the estimated average life of the relevant production assets as of September 30, 1996, resulting in terms of four and one-half to five years. Each supply agreement may be terminated by the purchasing party after specified notice period, subject to a compensation payment reflecting a portion of the relevant fixed costs.

     The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.

SERVICES AGREEMENT

     We obtain administrative and other services from Fresenius AG headquarters and from other divisions and subsidiaries of Fresenius AG. These services relate to, among other things, data processing, financial and management accounting and audit, human resources, risk management, quality control, production management, research and development, marketing and logistics. For 2000, Fresenius AG charged us approximately $19.9 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius AG relating to research and development, plant administration, patent administration and warehousing. For 2000, we charged approximately $10.0 million to Fresenius AG's other divisions and subsidiaries for services we rendered to them.

     We and Fresenius AG may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

FINANCING

     During the year ended December 31, 2000, aggregate loans outstanding from Fresenius AG amounted to $216 million, of which $209 million bore interest at rates varying between 7.35% and 7.38%. The remaining loans bore interest at a rate of approximately 4%. The borrowed funds were used for general corporate purposes. Interest paid during 2000 was $18.6 million.

OTHER INTERESTS

     Dr. Gerd Krick, who is Chairman of our supervisory board, is also the Chairman of the management board of Fresenius AG.

     During 1999, we granted a member of our management board a five-year unsecured loan in the amount of $2 million, with interest at 6.0% per annum. Only interest is due during the first four years of the term, with both principal and interest due during the fifth year. At any time during the term of the loan, we may call the loan, and the loan can be repaid without penalty.

     Dresdner Bank AG was one of the joint global coordinators of a public offering of Preference shares made during 2000 and received underwriting commissions and fees of E11,1 million ($10,4 million). Kleinwort Benson Holdings Inc. acquired 1,410,256 Preference shares in the Franconia transaction described under "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources" and received a financing fee of approximately $589,900 in connection with the transaction. Kleinwort Benson Holdings, Inc. subsequently sold 1,111,000 of these shares at cost to an unaffiliated investor. An affiliate of Dresdner Kleinwort Benson North America LLC is the New York Stock Exchange specialist for the ADSs evidencing our Ordinary shares. Kleinwort Benson Holdings Inc. and Dresdner Kleinwort Benson North America LLC are wholly owned subsidiaries of Dresdner Bank AG. See "-- Security Ownership of Certain Beneficial Owners of Fresenius AG." Dresdner Bank AG was one of four co-arrangers of our principal credit agreement and is one of the managing agents under that facility. Also, Prof. Dr. Bernd Fahrholz, a member of our supervisory board, is the chairman of the managing board of Dresdner Bank AG and Dr. Manfred Schaudwet, the Executive Manager of Dresdner Bank AG, is a member of the supervisory board of Fresenius AG. Dresdner Bank AG also acts as custodian under the deposit agreement for the ADSs evidencing the Ordinary shares and under the deposit agreement for the ADSs evidencing the Preference shares.

     Westdeutsche Landesbank Girozentrale was one of the underwriters of the public offering of Preference shares made in 2000. Mr. Gerhard Roggemann, a member of the Managing Board of Westdeutsche Landesbank Girozentrale, is a member of the supervisory board of Fresenius AG.

     Dr. Dieter Schenk, Deputy Chairman of our supervisory board and a member of the supervisory board of Fresenius AG, is a partner in the law firm of Norr Stiefenhofer Lutz, German counsel to Fresenius AG and Fresenius Medical Care in connection with this offering of Preference shares, prior securities offerings by us, and other matters. See "-- Security Ownership of Certain Beneficial Owners of Fresenius AG." Dr. Alfred

Stiefenhofer, also a partner of Norr Stiefenhofer Lutz, is one of the executors of the estate of Mrs. Else Kroner. The Else Kroner-Fresenius Stiftung, a charitable foundation established under the will of Mrs. Kroner, owns the majority of the voting shares of Fresenius AG.

PRODUCTS

     During 2000, we recognized $28.1 million of sales to Fresenius AG and its affiliates. We made purchases from Fresenius AG in the amount of $25.5 million during 2000.

ITEM 8.  FINANCIAL INFORMATION

     The information called for by this item commences on Page F-1.

8.A.7.  LEGAL PROCEEDINGS

     The following section describes material legal actions and proceedings relating to us and our business. While we believe that it is unlikely that any pending legal proceedings known to us will have a material adverse effect on our business, financial condition and results of operations, there can be no assurance, regarding the ultimate outcome of any pending legal proceedings.

Commercial Insurer Litigation

     In 1997, FMCH, NMC, and certain named NMC subsidiaries were served with a civil complaint filed by Aetna Life Insurance Company in the U.S. District Court for the Southern District of New York. The lawsuit alleges inappropriate billing practices for nutritional therapy, diagnostic and clinical laboratory tests and misrepresentations. In April 1999, Aetna amended its complaint to include its affiliate, Aetna U.S. Healthcare, Inc., as an additional plaintiff, and to make certain other limited changes in its pleading. The amended complaint seeks unspecified damages and costs. In February 2000, FMCH was served with a similar complaint filed by Connecticut General Life Insurance Company, Equitable Life Assurance Society for the United States, Cigna Employee Benefits Services, Inc. and Guardian Life Insurance Company of America, Inc. (Connecticut General Life Insurance Company et al v. National Medical Care et al, 00-Civ-0932) seeking unspecified damages and costs. We believe that there are substantial defenses to the claims asserted, and intend to vigorously defend both lawsuits. Other private payors have contacted FMCH and may assert that NMC received excess payment and, similarly, may join either lawsuit or file their own lawsuit seeking reimbursement and other damages.

     FMCH has filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments.

     Although the ultimate outcome on the Company of these proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on the Company's business, financial condition and result of operations.

OBRA 93

     The Omnibus Budget Reconciliation Act of 1993 affected the payment of benefits under Medicare and employer health plans for dual-eligible ESRD patients. In July 1994, the Health Care Financing Administration issued an instruction to Medicare claims processors to the effect that Medicare benefits for the patients affected by that act would be subject to a new 18-month "coordination of benefits" period. This instruction had a positive impact on National Medical Care's dialysis revenues because, during the 18-month coordination of benefits period, patients' employer health plans were responsible for payment, which was generally at rates higher than those provided under Medicare.

     In April 1995, the Health Care Financing Administration issued a new instruction, reversing its original instruction in a manner that would substantially diminish the positive effect of the original instruction on National Medical Care's dialysis business. The Health Care Financing Administration further proposed that its new instruction be effective retroactive to August 1993, the effective date off the Omnibus Budget Reconciliation Act of 1993.

     National Medical Care ceased to recognize the incremental revenue realized under the original instruction as of July 1, 1995, but it continued to bill employer health plans as primary payors for patients affected by the Omnibus Budget Reconciliation Act of 1993 through December 31, 1995. As of January 1, 1996, National Medical Care commenced billing Medicare as the primary payor for dual eligible ESRD patients affected by the act, and then began to re-bill in compliance with the revised policy for services rendered between April 24 and December 31, 1995.

     On May 5, 1995, National Medical Care filed a complaint in the U.S. District Court for the District of Columbia (National Medical Care, Inc. and Bio-Medical Applications of Colorado, Inc. d/b/a Northern Colorado Kidney Center
v. Shalala, C.A. No. 95-0860 (WBB)) seeking to preclude the Health Care Financing Administration from retroactively enforcing its April 24, 1995 implementation of the Omnibus Budget Reconciliation Act of 1993 provision relating to the coordination of benefits for dual eligible ESRD patients. On May 9, 1995, National Medical Care moved for a preliminary injunction to preclude the Health Care Financing Administration from enforcing its new policy retroactively, that is, to billing for services provided between August 10, 1993 and April 23, 1995. On June 6, 1995, the court granted National Medical Care's request for a preliminary injunction and in December of 1996, National Medical Care moved for partial summary judgment seeking a declaration from the Court that the Health Care Financing Administration's retroactive application of the April 1995 rule was legally invalid. The Health Care Financing Administration cross-moved for summary judgement on the grounds that the April 1995 rule was validly applied prospectively. In January 1998, the court granted National Medical Care's motion for partial summary judgment and entered a declaratory judgment in favor of National Medical Care, holding the Health Care Financing Administration's retroactive application of the April 1995 rule legally invalid. Based on its finding, the Court also permanently enjoined the Health Care Financing Administration from enforcing and applying the April 1995 rule retroactively against National Medical Care. The Court took no action on the Health Care Financing Administration's motion for summary judgement pending completion of the outstanding discovery. On October 5, 1998, National Medical Care filed its own motion for summary judgement requesting that the Court declare the Health Care Financing Administration's prospective application of the April 1995 rule invalid and permanently enjoin the Health Care Financing Administration from prospectively enforcing and applying the April 1995 rule. The Court has not yet ruled on the parties' motions. The Health Care Financing Administration elected not to appeal the Court's June 1995 and January 1998 orders. The Health Care Financing Administration may, however, appeal all rulings at the conclusion of the litigation. If the Health Care Financing Administration should successfully appeal so that the revised interpretation would be applied retroactively, National Medical Care may be required to refund the payments received from employer health plans for services provided after August 10, 1993 under the Health Care Financing Administration's original implementation, and to re-bill Medicare for the same services, which could result in a loss to National Medical Care of approximately $120 million attributable to all periods prior to December 31, 1995. Also, in this event, the business, financial condition and results of operations would be materially adversely affected.

Other Litigation and Potential Exposures

     From time to time, we are a party to or may be threatened with other litigation arising in the ordinary course of our business. Management regularly analyzes current information including, as applicable, our defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters. We do not expect the ultimate outcome of these matters to materially affect our financial position, results of operations or cash flows.

     Like other health care providers, we conduct our operations under intense government regulation and scrutiny. We must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. We must also comply with the U.S. anti-kickback statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from ours or the manner in which we conduct our business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "whistle blower" actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, we expect that our business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties and continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

     We operate a large number of facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely upon our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. On occasion, we may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. Such persons' actions may subject us and our subsidiaries to liability under the False Claims Act, among other laws, and we cannot predict whether law enforcement authorities may use such information to initiate further investigations of the business practices disclosed or any of our other business activities.

     Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. We have been subject to these suits due to the nature of our business and we expect that those types of lawsuits may continue. Although we maintain insurance at a level which we believes to be prudent, we cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against us or any of our subsidiaries in excess of insurance coverage could have a material adverse effect upon us and our results of operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our reputation and business.

     Claims have also been asserted against us and lawsuits have been filed against us relating to businesses that we have acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. We have asserted our own claims, and claims for indemnification. Although the ultimate outcome cannot be predicted at this time, an adverse result could have a material adverse effect upon our business, financial condition, and results of operations.

     On September 28, 2000, Mesquita, et al. v. W. R. Grace & Company, et al. (Sup. Court of Calif., S.F. County, #315465) was filed as a class action by plaintiffs claiming to be creditors of Grace Chemicals against Grace Chemicals, certain of our U.S. affiliates and other defendants, principally alleging that the Merger was a fraudulent transfer, violated the uniform fraudulent transfer act, and constituted a conspiracy. An amended complaint (Abner et al. v. W. R. Grace & Company, et al.) and an additional class action (Woodward v. Sealed Air Corporation, et al. USDC Boston, No. 01 10547 PBS), were filed subsequently with substantially similar allegations. We have requested indemnification from Grace Chemicals pursuant to the Merger agreement. If the Merger is determined to have been a fraudulent transfer, if material damages are proved by the plaintiffs, and if we are not able to collect, in whole or in part on the indemnity, a judgment could have a material adverse effect on our business, financial condition and our results of operations. We believe that no fraudulent transfer or conspiracy occurred and we intend to defend the case vigorously.

8.A.8.  DIVIDEND POLICY

     We generally pay annual dividends on both our Preference shares and our Ordinary shares in amounts that we determine on the basis of the prior year unconsolidated earnings of Fresenius Medical Care AG as shown in the statutory financial statements that we prepare under German law, subject to authorization by a resolution to be passed at our general meeting of shareholders. Under our articles of association, the minimum dividend payable on the Preference shares is E 0.12 per share and, if we declare dividends, holders of our Preference shares must receive E 0.06 per share more than the dividend on an Ordinary share. Under German law, we must, in all cases, pay the annual dividend declared on our Preference shares before we pay dividends declared on our Ordinary shares.

     Our management board and our supervisory board propose dividends and the shareholders approve dividends for payment in respect of a fiscal year at the annual general meeting in the following year. Since all of our shares are in bearer form, we either remit dividends to the depositary bank (Depotbank) on behalf of the shareholders or, in the case of shareholders holding physical certificates, we pay dividends through the paying agents that we appoint against presentation of the relevant dividend coupon. Details of the paying agents are published in the German Federal Gazette (Bundesanzeiger).

     Our senior credit agreement as well as the senior subordinated indentures relating to our trust preferred securities restrict our ability to pay dividends. "Item 5.B. Operating and Financial Review and Prospects -- Liquidity and Capital Resources" and the notes to our consolidated financial statements appearing elsewhere in this report discuss this restriction.

     The table below provides information regarding the annual dividend per share that we paid on our Preference shares and Ordinary shares. The dividends shown for each year were paid with respect to our operations in the preceding year. We paid dividends in Deutsche Mark in 1998 for 1997 and in 1999 for 1998, and the payments have been translated into euros at the fixed exchange rate of DM1.95583 to E 1. The Preference share dividend we paid in 1998 with respect to 1997 included a payment of DM0.20 (E 0.10) per share with respect to 1996.

PER SHARE AMOUNT                                               2000      1999      1998
----------------                                              ------    ------    ------
Preference share............................................  E 0.75    E 0.64    E 0.56
Ordinary share..............................................  E 0.69    E 0.59    E 0.51

     Our managing board and our supervisory board have proposed dividends for 2000 payable in 2001 of E 0.84 per Preference share and E 0.78 per Ordinary share. These dividends are subject to approval by our shareholders at our annual general meeting to be held on May 23, 2001. The 2.25 million Preference shares we issued on January 5, 2001 in connection with our acquisition of Everest Healthcare Services Corporation (see "Item 5.B. Operating and Financial Review and Prospects -- Liquidity and Capital Resources") will also be eligible to receive this dividend.

     Except as described herein, holders of ADSs will be entitled to receive dividends on the Ordinary shares and the Preference shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid on the Preference shares and dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax below in "Item 10.E. Taxation".

B.  SIGNIFICANT CHANGES

     On January 5, 2001, we acquired Everest Healthcare Services Corporation ("Everest"), Oak Park, Illinois through a merger of Everest into a subsidiary of Fresenius Medical Care for $343 million, including Everest's outstanding debt. One third of the purchase price was paid by issuing 2,250,000 preference shares on January 5, 2001. The remaining portion of the acquisition price was financed out of the proceeds from the capital offerings completed earlier in the year.

ITEM 9.  THE OFFER AND LISTING DETAILS

A.4. AND C. INFORMATION REGARDING THE TRADING MARKETS FOR PRICE HISTORY OF OUR STOCK

TRADING MARKETS

     The principal trading market for the Ordinary shares and the Preference shares is the Frankfurt Stock Exchange. All Ordinary shares and Preference shares have been issued in bearer form. Accordingly, we have no way of determining who our holders of Ordinary and Preference shares are or how many shares any particular shareholder owns, with the exception of the number of shares held in ADR form in the United States. For more information regarding American Depositary Receipts ("ADRs") see "Item 10.B. Memorandum and articles of association -- Description of American Depositary Receipts." However, under the German Stock Corporation and Securities Law, holders of voting securities of a German company listed on a stock exchange within the EU are obligated to notify the company of certain levels of holdings as described in "Item 7.A. Major Shareholders". The Ordinary shares have been listed on the Frankfurt Stock Exchange since October 2, 1996. The Preference shares have been listed on the Frankfurt Stock Exchange since November 25, 1996.

     Since October 1, 1996, American Depositary Shares ("ADSs"), each representing one-third of an Ordinary share (the "Ordinary ADSs"), have been listed and traded on the New York Stock Exchange ("NYSE") under the symbol FMS. Since November 25, 1996, American Depositary Shares, each representing one-third of a Preference share (the "Preference ADSs"), have been listed and traded on the NYSE under the symbol FMS _ p. The Depositary for both the Ordinary ADSs and the Preference ADSs is Morgan Guaranty Trust Company of New York (the "Depositary").

TRADING ON THE FRANKFURT STOCK EXCHANGE

     Deutsche Borse AG operates the Frankfurt Stock Exchange, which is the most significant of the eight German stock exchanges. The Frankfurt Stock Exchange accounted for approximately 85% of the turnover in exchange-traded shares in Germany in 2000. As of December 31, 2000, the shares of 5,694 companies traded on the official market, regulated market, including the Neuer Markt Segment and the regulated unofficial market of the Frankfurt Stock Exchange. Of these, 905 were German companies and 4,789 were foreign companies.

     Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 8:00 p.m., Central European Time. Securities listed on the Frankfurt Stock Exchange generally trade in the auction market, but also change hands in interbank dealer markets. Prices are noted by publicly commissioned stock brokers who are members of the Frankfurt Stock Exchange, but who do not as a rule deal with the public. These prices are determined by out-cry. The prices of actively traded securities, including the shares of large corporations, are continuously quoted during trading hours. For all securities, a fixed price (Einheitspreis) is established at approximately midday on each day the Frankfurt Stock Exchange is open for business.

     Deutsche Borse AG publishes an official daily list of quotations (Amtliches Kursblatt) containing the fixed prices (Einheitskurse) and other information for all traded securities on the Internet, webpage http://www.exchange.de.

     In November 1997, to improve the market quality of trading, Deutsche Borse replaced the IBIS Trading system (Integriertes Borsenhandels- und Informations-System) with Xetra (Exchange Electronic Trading). The Xetra market model was developed in collaboration with market participants and essentially comprises rules for price determination, prioritization of orders and the provision of information for market participants.

     Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra system) settle on the second business day following the trade. Transactions off the Frankfurt Stock Exchange (such as, for example, large trades or transactions in which one of the parties is foreign) generally also settle on the second business day following the trade, although a different period may be agreed to by the parties. Under standard terms and conditions for securities transactions employed by German banks, customers' orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

     The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

     The Hessian Stock Exchange Supervisory Authority and the Trading Monitoring Unit of the Frankfurt Stock Exchange, which is under the control of the Stock Exchange Supervisory Authority, both monitor trading on the Frankfurt Stock Exchange.

     The Federal Supervisory Authority for Securities Trading
(Bundesaufsichtsamt fur den Wertpapierhandel), an independent federal authority, is responsible for the general supervision of securities trading pursuant to provisions of the German Securities Trading Act (Wertpapierhandelsgesetz).

     The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Ordinary shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange. Since January 4, 1999, all shares on German stock exchanges trade in euro. For the years 1996, 1997 and 1998 the share prices were translated at the official deutsche mark/ euro exchange rate. (See the discussion under "Item 11. Quantitative and Qualitative Disclosures about Market Risk" with respect to the rates of exchange between the Dollar, euro and deutsche mark).

                                                                            PRICE PER
                                                                         ORDINARY SHARE
                                                                         ---------------
                                                                          HIGH      LOW
                                                                         ------    -----
2001      March.......................................................    90.65    75.62
          February....................................................    90.36    84.53
          January.....................................................    88.50    77.99
2000      December....................................................    91.90    86.25
          November....................................................   103.00    94.62
          October.....................................................   102.50    93.77
          September...................................................   103.60    97.10
2000      Fourth Quarter..............................................   103.00    85.40
          Third Quarter...............................................   103.60    83.52
          Second Quarter..............................................    91.56    72.50
          First Quarter...............................................    91.00    72.40
1999      Fourth Quarter..............................................    88.70    61.67
          Third Quarter...............................................    73.97    57.50
          Second Quarter..............................................    58.80    47.20
          First Quarter...............................................    63.00    48.50
2000      Annual......................................................   103.60    72.40
1999      Annual......................................................    88.70    47.20
1998      Annual......................................................    73.37    30.73
1997      Annual......................................................    84.36    55.73
1996      Annual......................................................    74.60    57.32

     The average daily trading volume of the Ordinary shares traded on the Frankfurt Stock Exchange during 2000 was 162,151 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On April 3, 2001, the closing sales price per Ordinary share on the Frankfurt Stock Exchange was E 76.19, equivalent to $67.39 per Ordinary share.

     The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Preference shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange. As all shares on German stock exchanges trade in euro since January 4, 1999, share prices for the years 1996, 1997 and 1998 were translated at the official deutsche mark/euro exchange rate (see the discussion under "Item 11. Quantitative and Qualitative Disclosures about Market Risk" with respect to the rates of exchange between the Dollar, euro and deutsche mark.)

                                                                           PRICE PER
                                                                        PREFERENCE SHARE
                                                                        ----------------
                                                                         HIGH      LOW
                                                                        ------    ------
          March.......................................................
2001                                                                    56.90     49.50
          February....................................................  52.75     47.80
          January.....................................................  52.50     46.01
          December....................................................
2000                                                                    54.05     50.00
          November....................................................  58.00     50.00
          October.....................................................  57.00     49.11
          September...................................................  56.60     51.59
          Fourth Quarter..............................................
2000                                                                    58.00     49.11
          Third Quarter...............................................  56.60     42.60
          Second Quarter..............................................  51.00     42.00
          First Quarter...............................................  52.00     38.00
          Fourth Quarter..............................................
1999                                                                    43.50     34.01
          Third Quarter...............................................  42.20     34.00
          Second Quarter..............................................  36.00     31.00
          First Quarter...............................................  40.00     30.30
          Annual......................................................
2000                                                                    58.00     38.00
          Annual......................................................
1999                                                                    43.50     30.30
          Annual......................................................
1998                                                                    58.03     25.56
          Annual......................................................
1997                                                                    70.97     46.53
          Annual......................................................
1996                                                                    64.83     62.43

     The average daily trading volume of the Preference shares traded on the Frankfurt Stock Exchange during 2000 was 38,181 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On April 3, 2001, the closing sales price per Preference share on the Frankfurt Stock Exchange was E 51.00, equivalent to $45.11 per Preference share.

TRADING ON THE NEW YORK STOCK EXCHANGE

     The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs on the NYSE:

                                                                          PRICE PER
                                                                        ORDINARY ADS}
                                                                        --------------
                                                                        HIGH      LOW
                                                                        -----    -----
          March.......................................................
2001                                                                    27.85    22.26
          February....................................................  27.80    25.90
          January.....................................................  27.94    24.31
          December....................................................
2000                                                                    27.87    25.44
          November....................................................  29.37    26.62
          October.....................................................  29.87    26.37
          September...................................................  30.19    27.25
          Fourth Quarter..............................................
2000                                                                    29.87    25.44
          Third Quarter...............................................  30.19    25.62
          Second Quarter..............................................  28.19    22.56
          First Quarter...............................................  29.25    23.00
          Fourth Quarter..............................................
1999                                                                    29.87    21.69
          Third Quarter...............................................  26.00    16.37
          Second Quarter..............................................  21.19    15.81
          First Quarter...............................................  24.25    18.56
          Annual......................................................
2000                                                                    30.19    22.56
          Annual......................................................
1999                                                                    29.87    15.81
          Annual......................................................
1998                                                                    26.87    12.50
          Annual
1997..                                                                  31.50    20.44
          Annual......................................................
1996                                                                    31.88    21.13

     On April 3, 2001, the closing sales price per Ordinary ADS on the NYSE was $22.70.

     The table below sets forth, for the periods indicated, the high and low closing sales prices for the Preference ADSs on the NYSE:

                                                                          PRICE PER
                                                                        PREFERENCE ADS
                                                                        --------------
                                                                        HIGH      LOW
                                                                        -----    -----
2001      March.......................................................  17.49    15.00
          February....................................................  16.10    14.80
          January.....................................................  16.50    14.75
2000      December....................................................  16.50    14.75
          November....................................................  16.25    14.37
          October.....................................................  16.50    14.25
          September...................................................  15.69    14.69
2000      Fourth Quarter..............................................  16.50    14.25
          Third Quarter...............................................  16.44    13.25
          Second Quarter..............................................  15.62    13.50
          First Quarter...............................................  16.91    13.50
1999      Fourth Quarter..............................................  14.50    12.19
          Third Quarter...............................................  14.25    11.25
          Second Quarter..............................................  13.94    11.44
          First Quarter...............................................  16.75    12.50
2000      Annual......................................................  16.91    13.25
1999      Annual......................................................  16.75    11.25
1998      Annual......................................................  21.00    12.25
1997      Annual......................................................  26.75    18.00
1996      Annual......................................................  27.75    25.88

     On April 3, 2001, the closing sales price per Preference ADS on the NYSE was $15.30.

ITEM 10.  ADDITIONAL INFORMATION

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

     Fresenius Medical Care AG is a stock corporation (Aktiengesellschaft) organized under the laws of Germany. Fresenius Medical Care AG is registered with the commercial register of the local court (Amtsgericht) of Hof an der Saale, Germany under HRB 2460. Our registered office (Sitz) is Hof an der Saale, Germany. Our business address is Else-Kroner-Strasse 1, 61352 Bad Homburg, Germany, telephone +49-6172-609-0.

CORPORATE PURPOSES

     Under our articles of association, our corporate purposes are:

     - developing, producing, distributing and selling, health care products, systems and procedures, primarily dialysis products and systems;

     - planning, establishing, acquiring and operating health care businesses, including, but not limited to, dialysis clinics, directly or through third parties and through participation in joint ventures and other entities;

     - developing, producing and distributing other pharmaceutical products and the provision of health care services;

     - providing advice in the medical and pharmaceutical areas and disseminating scientific information and documentation; and

     - providing laboratory services for dialysis and non-dialysis patients and home health services.

     We conduct our business directly and through subsidiaries within and outside Germany.

DIVIDEND RIGHTS

     Our management board and supervisory board will propose any dividends for approval at the annual general meeting of shareholders, which must be held within the first eight months following the end of a fiscal year. Usually the shareholders vote on a recommendation made by our management board and our supervisory board as to the amount of dividend to be paid. Any dividends are paid once a year.

     Under German law, dividends are payable from the prior year unconsolidated retained earnings of Fresenius Medical Care AG, determined in accordance with German accounting principles (Bilanzgewinn).

     Dividends are paid on presentation of the relevant dividend coupon to us or to our paying agent or agents appointed by us from time to time. If the Ordinary shares and the Preference shares which are entitled to dividend payments are held in a clearing system, the dividends will be paid in accordance with the rules of the individual clearing system. We will publish notice of the dividends paid and the appointment of the paying agent or agents for this purpose in the German Federal Gazette (Bundesanzeiger).

     In the case of holders of ADRs, the depositary will receive all dividends and distributions on all deposited securities and will, as promptly as practicable, distribute the dividends and distributions to the holders of ADRs entitled to the dividend. See "Description of American Depositary Receipts -- Share Dividends and Other Distributions."

     For each fiscal year, our management board and the supervisory board propose the treatment of all unappropriated profits, including the amount of our net profits which will be distributed by way of dividends, subject to shareholder approval. The management board and the supervisory board may allocate up to 50% of unappropriated profits to our free reserve (that is, they may determine not to distribute such profits) without shareholder approval, in which case the shareholders approve the treatment of the balance of such profits. Under German law, we must pay the annual dividend paid on the Preference shares, in all cases, before we pay any dividend on the Ordinary shares.

     At our annual shareholder meeting on June 2, 1999 we requested and received approval from our shareholders, to convert the denomination of our share capital from Deutsche mark (DM) to Euro (E) to prepare for the transition by the European Community to Euro which began January 1, 1999. The exchange rate for DM to E was set at DM 1.95583 to E 1. As a result, the per share nominal value changed from DM 5 per share to approximately E 2.55646 per share. For convenience, shareholders approved an increase to the calculated nominal value to E 2.56 resulting in a capital stock increase of E 279,789.57. The increase in value of capital stock was offset by a conversion of reserves into share capital (Kapitalerhohung aus Gesellschaftsmitteln). No new shares were issued for this revaluation.

     At that meeting, our shareholders also approved a change in the dividend premium for the Preference shares from a percentage of the nominal value per share to an absolute amount. If dividends are declared, the Preference shareholder will receive E 0.06 per share more than the dividend for an Ordinary share, but no less than E 0.12 per share.

LIQUIDATION RIGHTS

     In accordance with the German Stock Corporation Act (Aktiengesetz), upon a liquidation, any liquidation proceeds remaining after paying all of our liabilities will be distributed among the holders of Preference shares and the holders of Ordinary shares in proportion to the total number of the shares held by each holder. The Preference shares are not entitled to a preference in liquidation.

PREEMPTIVE RIGHTS

     Under the German Stock Corporation Act, an existing stockholder in a stock corporation, including a holder of Preference shares, has a preferential right to subscribe for any issue by that corporation of shares, debt instruments convertible into shares and participating debt instruments in proportion to the number of shares held by that stockholder in the existing capital of the corporation. The German Stock Corporation Act provides that this preferential right can only be excluded by a resolution of the general meeting passed at the same time as the resolution authorizing the capital increase. A supermajority of at least three quarters of the share capital represented at the general meeting is required for the exclusion. The waiver of the preemptive rights of the holders of Preference shares requires a vote of these holders of 75% of the capital represented by Preference shares at the meeting at which the vote is taken. In addition, a "special justification" by the corporation stating that the goal pursued by the corporation with the issuance of the new security could not reasonably be achieved without and outweighs the elimination of preemptive rights, is generally required for the exclusion. A "special justification" is not required for any increase in the share capital for contributions in cash if the increase does not exceed 10% of the existing capital and the issue price is not materially less than the price for the shares quoted on a stock exchange.

VOTING RIGHTS

     Each Ordinary share entitles the holder thereof to one vote at general meetings of our shareholders. Resolutions are passed at a general or special meeting of our shareholders by a majority of the votes cast, unless a higher vote is required by law or our articles of association.

     The Preference shares do not have any voting rights, except as described in this paragraph. If we do not pay the minimum annual dividend payable on the Preference shares for any year in the following year, and we do not pay both the dividend arrearage and the dividend payable on the Preference shares for the following year in full in the next following year, then the Preference shares shall have the same voting rights as the Ordinary shares (one vote for each share held or for each three ADSs held) until all Preference share dividend arrearages are fully paid up. In addition, holders of Preference shares are entitled to vote on any matters affecting their preferential rights, such as changes in the rate of the preferential dividend. Any such vote requires the affirmative vote of 75% of the votes cast in a meeting of holders of Preference shares.

GENERAL MEETING

     Our annual general meeting must be held within the first eight months of each fiscal year at the location of Fresenius Medical Care AG's registered office, or in a German city where a stock exchange is situated or at the location of a registered office of a domestic affiliated company. Each of our shareholders is entitled to participate in a general meeting regardless of whether they possess voting rights.

FRESENIUS MEDICAL CARE HOLDINGS CLASS D PREFERRED SHARES

     Our subsidiary, Fresenius Medical Care Holdings, distributed its Class D Preferred Shares exclusively to W.R. Grace common shareholders in connection with our formation. The Class D Preferred Shares trade over-the-counter only in the United States under the symbol FSMEP.OB.

     Holders of Fresenius Medical Care Holdings Class D Preferred Shares may be entitled to a one-time special dividend if (but only if) conditions specified in the Fresenius Medical Care Holdings certificate of incorporation are met. The Class D Preferred Shares are not entitled to receive any dividends other than this special dividend. In particular, the Fresenius Medical Care Holdings Class D Preferred Shares are not entitled to any dividend that we may pay on our Preference shares or our ADSs.

     The special dividend is payable only if the cumulative adjusted cash flow to our ordinary shareholders (defined as our net income plus depreciation and amortization) from January 1, 1997 through December 31, 2001 exceeds US$3.7 billion. If our cumulative adjusted cash flow meets that threshold, 44.8% of any amount exceeding US$3.7 billion will be distributed as a special dividend on the Fresenius Medical Care Holdings Class D Preferred Shares. Fresenius Medical Care Holdings must make a public announcement of the amount, if any, of the special dividend by May 1, 2002. Payment of a special dividend on the Class D Preferred Shares that is earned, if any, would commence in October 2002. For the period from January 1, 1997 through the end of 2000, our cumulative adjusted cash flow for the purpose of the Class D Preferred Shares special dividend calculation was approximately US$1.2 billion. Based upon our cumulative adjusted cash flow at December 31, 2000 and its historical trend, we believe that it is unlikely that Fresenius Medical Care Holdings will pay any special dividend. We do not have any obligation to contribute any amount to Fresenius Medical Care Holdings to enable it to pay any special dividend.

     The Class D Preferred Shares are redeemable at Fresenius Medical Care Holdings' sole option after the date it makes its public announcement of the amount of the special dividend (if any) in 2002. The redemption price is the greater of the liquidation preference (10 cents per Class D Preferred Share) and any unpaid special dividend amount. Fresenius Medical Care Holdings is not, however, required to redeem the Class D Preferred Shares.

     This description of the material terms of the Fresenius Medical Care Holdings Class D Preferred Shares is not complete and is qualified in its entirety by the terms of Fresenius Medical Care Holdings' certificate of incorporation. Fresenius Medical Care Holdings' certificate of incorporation is on file with the Securities and Exchange Commission, and you may obtain a copy as described under "Item 10.H. Documents on Display."

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

     Morgan Guaranty Trust Company of New York, a New York banking corporation, is the depositary for our Ordinary shares and our Preference shares. Each ADS represents an ownership interest in one- third of one Ordinary share or one Preference share. We deposit the underlying shares with the custodian, as agent of the depositary, under the deposit agreements among ourselves, the depositary and all of the ADR holders of the applicable class. Each ADS also represents any securities, cash or other property deposited with the depositary but not distributed by it directly to ADS holders. The ADSs are evidenced by securities called American depositary receipts or ADRs. An ADR may be issued in either book-entry or certificated form by the depositary. If an ADR is issued in book-entry form, owners will receive periodic statements from the depositary showing their ownership interest in ADSs.

     The depositary's office is located at 60 Wall Street, New York, NY 10260.

     An investor may hold ADSs either directly or indirectly through a broker or other financial institution. Investors who hold ADSs directly, by having an ADS registered in their names on the books of the depositary, are ADR holders. This description assumes an investor holds ADSs directly. Investors who hold ADSs through their brokers or financial institution nominees must rely on the procedures of their brokers or financial institutions to assert the rights of an ADR holder described in this section. Investors should consult with their brokers or financial institutions to find out what those procedures are.

     Because the depositary's nominee will actually be the registered owner of the shares, investors must rely on it to exercise the rights of a shareholder on their behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

     The following is a summary of the material terms of the deposit agreements. Because it is a summary, it does not contain all the information that may be important to investors. Except as specifically noted, the description covers both Ordinary ADSs and Preference ADSs. For more complete information, investors should read the entire applicable deposit agreement and the form of ADR of the relevant class which contains the terms of the ADSs. Investors may obtain a copy of the deposit agreements at the SEC's Public Reference Room which is located at 450 Fifth Street, N.W., Washington, D.C. 20549.

SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

     We may make various types of distributions with respect to our Ordinary shares and our Preference shares. The depositary has agreed to pay to investors the cash dividends or other distributions it or the custodian receives on the shares or other deposited securities, after deducting its expenses. Investors will receive these distributions in proportion to the number of underlying shares of the applicable class their ADSs represent.

     Except as stated below, to the extent the depositary is legally permitted it will deliver distributions to ADR holders in proportion to their interests in the following manner:

     - Cash. The depositary shall convert cash distributions from foreign currency to U.S. dollars if this is permissible and can be done on a reasonable basis. The depositary will endeavor to distribute cash in a practicable manner, and may deduct any taxes or other governmental charges required to be withheld, any expenses of converting foreign currency and transferring funds to the United States, and certain other expenses and adjustments. In addition, before making a distribution the depositary will deduct any taxes withheld. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, investors may lose some or all of the value of the distribution.

     - Shares. If we make a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing the distributed shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders otherwise entitled to receive fractional ADSs.

     - Rights to receive additional shares. In the case of a distribution of rights to subscribe for Ordinary shares, Preference shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute the rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of the rights. However, if we do not furnish the required evidence or if the depositary determines it is not practical to distribute the rights, the depositary may

       - sell the rights if practicable and distribute the net proceeds as cash, or

       - allow the rights to lapse, in which case ADR holders will receive nothing.

     We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

     - Other Distributions. If we make a distribution of securities or property other than those described above, the depositary may either:

       - distribute the securities or property in any manner it deems fair and equitable;

       - after consultation with us if practicable, sell the securities or property and distribute any net proceeds in the same way it distributes cash; or

       - hold the distributed property in which case the ADSs will also represent the distributed property.

     Any dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be withheld without liability for interest and added to future cash distributions).

     The depositary may choose any practical method of distribution for any specific ADR holder, including the distribution of foreign currency, securities or property, or it may retain the items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.

     The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

     There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of these transactions can be completed within a specified time period.

DEPOSIT, WITHDRAWAL AND CANCELLATION

     The depositary will issue ADSs if an investor or his broker deposits Ordinary shares or Preference shares or evidence of rights to receive Ordinary shares or Preference shares with the custodian. Shares deposited with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

     The custodian will hold all deposited shares for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have the rights that are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any additional items are referred to as "deposited securities."

     Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs of the applicable class in the name of the person entitled to them. The ADR or ADRs will evidence the number of ADSs to which the person making the deposit is entitled. Certificated ADRs will be delivered at the depositary's principal New York office or any other location that it may designate as its transfer office.

     All ADSs issued will, unless specifically requested to the contrary, be part of the depositary's book-entry direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in the holder's name. An ADR holder can request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued. If ADRs are in book-entry form, a statement setting forth the holder's ownership interest will be mailed to holders by the depositary.

     When an investor surrenders ADSs at the depositary's office, the depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the whole number of shares of the applicable class represented by the ADSs turned in to the account the investor directs within Clearstream Banking AG, the central German clearing firm.

     The depositary may only restrict the withdrawal of deposited securities in connection with:

     - temporary delays caused by closing our transfer books or those of the depositary, or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends,

     -  the payment of fees, taxes and similar charges, or

     - compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs.

     This right of withdrawal may not be limited by any other provision of the applicable deposit agreement.

VOTING RIGHTS

     Only the depositary's nominee is able to exercise voting rights with respect to deposited shares. Upon receipt of a request from the depositary for voting instructions, a holder of ADSs may instruct the depositary how to exercise the voting rights for the shares which underlie their ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how holders may instruct the depositary to exercise voting rights for the shares which underlie their ADSs. For instructions to be valid, the depositary must receive them on or before the date specified in the depositary's request for instructions. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as instructed. The depositary will only vote or attempt to vote as holdersinstruct. The depositary will not itself exercise any voting discretion. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

     Our Preference shares are non-voting, except in a limited number of circumstances. See "Description of Capital Stock -- Voting Rights" for a description of these circumstances. In those circumstances in which Preference shares are entitled to vote, the procedures and limitations described above will apply in connection with the depositary's request for voting instructions from holders of ADSs representing Preference shares.

     There is no guarantee that holders will receive voting materials in time to instruct the depositary to vote and it is possible that holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

C.  MATERIAL CONTRACTS

     For information regarding certain of our material contracts, see "Item 7.B. Major Shareholders and Related Party Transactions -- Related Party Transactions." For a description of our stock option plans, see "Item 6.E. Directors, Senior Management and Employees -- Share Ownership -- Options to Purchase our Securities." Our material agreements also include the agreements that FMCH and certain of its subsidiaries entered into with the U.S. government when we settled the U.S. government investigation. A description of the financial terms of the Settlement appears in this report under "Item 5.B. Operating and Financial Review and Prospects -- Liquidity and Capital Resources." Our Report on Form 6-K filed with the SEC on January 27, 2000 contains a description of the other agreements comprising the Settlement, including the plea agreements and a corporate integrity agreement, in Part II, Item 5 -- "Other Events -- OIG Investigation," which is incorporated herein by reference.

D.  EXCHANGE CONTROLS

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

     At the present time, Germany does not restrict the export or import of capital, except for investments in areas like Iraq, Serbia or Montenegro. However, for statistical purposes only, every resident individual or corporation residing in Germany must report to the German Federal Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany if such payment exceeds DM 5,000, or the equivalent in euro. In addition, residents must report any claims against, or any liabilities payable to, non-residents individuals or corporations, if such claims or liabilities, in the aggregate, exceed DM 500,000, or the equivalent in euro, at the end of any month. Residents must also report any direct investment made or received from outside Germany if such investment exceeds DM 100,000 or the equivalent amount in euro.

     There are no limitations imposed by German law or our articles of association (Satzung) on the right of a non-resident to hold the Preference shares or the ADSs evidencing Preference shares or Ordinary shares.

E.  TAXATION

     The following is a discussion of the material United States federal income and German tax consequences to Qualified Holders holding Fresenius Medical Care Ordinary shares, preference shares or ADS's with respect to such shares (collectively the "shares"). This discussion is based upon existing United States federal income and German tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this Annual Report, all of which are subject to change, possibly with retroactive effect. For purposes of this discussion, in general, a "Qualified Holder" means a beneficial owner of Fresenius Medical Care shares that (1) is a resident of the United States for purposes of the United States-Germany income tax treaty (the "Income Tax Treaty"), which generally includes an individual United States resident, a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of a United States resident, either in its hands or in the hands of its partners or beneficiaries, (2) does not hold Fresenius Medical Care shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services and (3) if not an individual, is not subject to the limitation on benefits restrictions in the Income Tax Treaty. This discussion assumes that the Qualified Holder holds Fresenius Medical Care shares as a capital asset. This discussion does not address all aspects of United States federal income and German taxation that may be relevant to all Qualified Holders in light of their particular circumstances, including for example Qualified Holders whose stock was acquired pursuant to the exercise of an employee stock option or otherwise as compensation or Qualified Holders who are subject to special treatment under United States federal income tax laws (for example, financial institutions, insurance companies, tax-exempt organizations and broker-dealers). This discussion also does not address any aspects of state, local or non-United States (other than certain German) tax law.

     EACH QUALIFIED HOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISOR AS TO THE UNITED STATES FEDERAL INCOME AND GERMAN TAX CONSEQUENCES OF HOLDING FRESENIUS MEDICAL CARE SHARES, INCLUDING THE PARTICULAR FACTS AND CIRCUMSTANCES THAT MAY BE UNIQUE TO SUCH QUALIFIED HOLDER, AND AS TO ANY OTHER TAX CONSEQUENCES OF HOLDING OUR SHARES.

TAXATION OF DIVIDENDS

     For dividends distributed in 2001 out of profits earned in or before 2000, German corporations are required to withhold German tax on dividends in an amount equal to 25% of the gross amount paid to resident and non-resident stockholders. A partial refund of this 25% withholding tax can be obtained by Qualified Holders under the Income Tax Treaty (subject to certain limitations). Qualified Holders are generally subject to United States federal income tax on dividends paid by German corporations. Subject to applicable limitations of United States federal income tax law, Qualified Holders may be able to claim a foreign tax credit for certain German income taxes paid. The amount of the refund of German withholding tax and the determination of the foreign tax credit allowable against United States federal income tax generally depend on whether or not the Qualified Holder is a United States corporation owning at least 10% of the voting stock of Fresenius Medical Care AG (a "10% Holder").

     In the case of any Qualified Holder other than a 10% Holder, the German withholding tax on the dividends paid in 2001 is partially refunded under the Income Tax Treaty, effectively reducing the withholding tax to 15% of the gross amount of the dividend. In addition, since the German imputation system provides German resident individual stockholders with a tax credit in respect of dividends paid by German corporations in 2001, the Income Tax Treaty provides that Qualified Holders (other than 10% Holders) are entitled to an additional refund equal to 5% of the gross amount of the respective dividend. For United States federal income tax purposes, the benefit resulting from this additional 5% treaty refund is treated as a refund received by the Qualified Holder with respect to German corporate taxes equal to 5.88% of the gross amount of the respective dividend, subject to a German withholding tax of 0.88% (15% of 5.88%). Qualified Holders are not entitled to the dividends received deduction for United States federal income tax purposes with respect to dividends paid by non-United States corporations.

     Thus, for each $100 of gross dividend paid by Fresenius Medical Care AG in 2001 to a Qualified Holder (other than a 10% Holder), the dividend after partial refund of the 25% withholding tax under the Income Tax Treaty will be subject to a German withholding tax of $15. If the Qualified Holder also applies for the additional 5% treaty refund, German withholding tax is effectively reduced to $10; the cash received per $100 of gross dividend is $90. For United States federal income tax purposes, the Qualified Holder is generally treated as receiving a total dividend of $105.88 (to the extent paid out of current or accumulated earnings and profits of Fresenius Medical Care AG as determined for United States federal income tax purposes), consisting of the $100 gross dividend and the deemed refund of German corporate tax of $5.88. The notional $105.88 dividend is deemed to have been subject to German withholding tax of $15.88. Thus, for each $100 of gross dividend, the Qualified Holder will include $105.88 in gross income and may be entitled to a foreign tax credit of $15.88, subject to applicable limitations of United States federal income tax law.

     In the case of a 10% Holder, the 25% German withholding tax on dividends paid in 2001 is reduced under the Income Tax Treaty to 5% of the gross amount of the dividend. Such 10% Holders may, therefore, apply for a refund of German withholding tax on the dividend paid in 2001 in the amount of 20% of the gross amount of the dividend. Subject to applicable limitations of United States federal income tax laws, a 10% Holder may be entitled to a foreign tax credit for the 5% German withholding tax on dividends and for the portion of the total income taxes (trade income tax and corporation income tax, including any surtax) paid by Fresenius Medical Care AG attributable to distributed profits.

     The German corporate imputation system that has provided German resident individual shareholders with a tax credit in respect of dividends paid by German corporations was recently repealed, effective with respect to dividends paid after 2001. Consequently, Qualified Holders will no longer be entitled to the additional 5% treaty refund with respect to such dividends. However, the German withholding tax will be reduced from 25% to 20% with respect to such dividends.

     Dividends paid in euros to a Qualified Holder of Fresenius Medical Care shares will be included in income in a dollar amount calculated by reference to the exchange rate in effect on the date the dividends (including any deemed refund of German corporate tax) are received or treated as received by such holder. If dividends paid in euros are converted into dollars on the date received or treated as received, Qualified Holders generally should not be required to recognize foreign currency gain or loss in respect of each dividend.

     A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company. The rate of this surtax is 5.5%, which is 1.375% (5.5% (LOGO) 25%) of the gross dividend amount. Under the Income Tax Treaty, Qualified Holders are entitled to a full refund of this surtax.

REFUND PROCEDURES

     To claim the refund reflecting the current reduction of the German withholding tax from 25% to 15%, the additional 5% treaty refund and the refund of the effective 1.375% German surtax, when applicable, a Qualified Holder must submit (either directly or, as described below, through the U.S. transfer agent for Fresenius Medical Care shares or the Depository Trust Company) a claim for refund to the German tax authorities, with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt fur Finanzen, 53221 Bonn-Beuel, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998.

     Qualified Holders must also submit to the German tax authorities certification (IRS Form 6166) of their last filed United States federal income tax return. Such certification is obtained from the office of the Director of the Internal Revenue Service Center by filing a request for the certification with the Internal Revenue Service -- Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. (Additional information, including IRS Publication 686, can be obtained from the Internal Revenue Service website at www.irs.gov.) Requests for certification are to be made in writing and must include the Qualified Holder's name, social security number or employer identification number, tax return form number and tax period for which certification is requested. The Internal Revenue Service will send the certification directly to the German tax authorities if the Qualified Holder authorizes the Internal Revenue Service to do so. This certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

     The U.S. transfer agent will receive and distribute dividends to Qualified Holders who hold Fresenius Medical Care shares of record and will perform administrative functions necessary to claim the refund reflecting the current reduction in German withholding tax from 25% to 15% (to 5% for 10% Holders), the additional 5% treaty refund and the refund of the effective 1.375% German surtax, when applicable, for such holders. These arrangements may be amended or revoked at any time in the future.

     Under a newly implemented simplified and accelerated refund procedure, the U.S. transfer agent will prepare the German claim for refund forms on behalf of Qualified Holders and file them electronically with the German tax authorities. In order for the U.S. transfer agent to file the claim for refund forms, the U.S. transfer agent will prepare and mail to these Qualified Holders, and the holders will be requested to sign and return to the U.S. transfer agent, (1) a statement authorizing the U.S. transfer agent to perform these procedures and agreeing that the German tax authorities may inform the IRS of any refunds of German taxes and (2) a written authorization to remit the refund of withholding to an account other than that of the Qualified Holder. The U.S. transfer agent will attach the signed statement and the documentation issued by the paying agency documenting the dividend paid and the tax withheld to the claim for refund form and file them with the German tax authorities. Qualified Holders should also request certification (IRS Form 6166) of their last filed United States federal income tax return from the IRS and have it ready for presentation to the U.S. transfer agent upon request. If the Qualified Holder fails to present this certification within a reasonable time after the request, the refund of the German withholding taxes will be denied.

     A simplified refund procedure for Qualified Holders whose Fresenius Medical Care shares are registered with brokers participating in the Depository Trust Company is in effect between the Depository Trust Company and the German tax authorities. Under this simplified refund procedure, the Depository Trust Company provides the German tax authorities with electronic certification of the U.S. taxpayer status of such Qualified Holders based on information it receives from its broker participants, and claims a refund on behalf of those Qualified Holders. Accordingly, these Qualified Holders do not need to file refund claim forms through the U.S. transfer agent.

     The German tax authorities will issue refunds denominated in deutsche marks. The refunds will be issued in the name of the U.S. transfer agent or the Depository Trust Company, as the case may be, which will convert the refunds to dollars and make corresponding refund payments to Qualified Holders and to brokers. The brokers, in turn, will remit corresponding refund amounts to the Qualified Holders holding Fresenius Medical Care shares registered with such brokers. Qualified Holders of Fresenius Medical Care shares who receive a refund attributable to reduced withholding taxes under the Income Tax Treaty may be required to recognize foreign currency gain or loss, which will be treated as income or loss, to the extent that the dollar value of the refund received or treated as received by the Qualified Holder differs from the U.S. dollar equivalent of the refund on the date the dividend on which such withholding taxes were imposed was received or treated as received by the Qualified Holder.

TAXATION OF CAPITAL GAINS

     Under the Income Tax Treaty, a Qualified Holder will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of Fresenius Medical Care shares.

     Upon a sale or other disposition of Fresenius Medical Care shares, a Qualified Holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount realized and the Qualified Holder's adjusted tax basis in the Fresenius Medical Care shares. In the case of an individual Qualified Holder of Fresenius Medical Care shares, any such capital gain will be subject to a maximum United States federal income tax rate of 20%, if the individual Qualified Holder's holding period in the Fresenius Medical Care shares is more than 12 months.

GERMAN GIFT AND INHERITANCE TAXES

     The United States-Germany estate tax treaty provides that an individual whose domicile is determined to be in the United States for purposes of such treaty will not be subject to German inheritance and gift tax (the equivalent of the United States federal estate and gift tax) on the individual's death or making of a gift unless the Fresenius Medical Care shares (1) are part of the business property of a permanent establishment located in Germany or (2) are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual's domicile in the United States, however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.

     The United States-Germany estate tax treaty also provides a credit against United States federal estate and gift tax liability for the amount of inheritance and gift tax paid in Germany, subject to certain limitations, in a case where the Fresenius Medical Care shares are subject to German inheritance or gift tax and United States federal estate or gift tax.

GERMAN CAPITAL TAX (VERMOGENSTEUER)

     The Income Tax Treaty provides that a Qualified Holder will not be subject to German capital tax (Vermogensteuer) with respect to the Fresenius Medical Care shares. As a result of a judicial decision, the German capital tax (Vermogensteuer) presently is not imposed.

OTHER GERMAN TAXES

     There are no German transfer, stamp or other similar taxes that would apply to Qualified Holders upon receipt, purchase, holding or sale of Fresenius Medical Care shares.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

     Dividends on Fresenius Medical Care shares, and payments of the proceeds of a sale of Fresenius Medical Care shares, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a 31% rate unless the Qualified Holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

H.  DOCUMENTS ON DISPLAY

     We file periodic reports and information with the Securities and Exchange Commission and the New York Stock Exchange. You may inspect a copy of these reports without charge at the Public Reference Room of the Securities and Exchange Commission at Room 1024, 450 Fifth Avenue, N.W., Washington, D.C. 20549 or at the Securities and Exchange Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission's World Wide Web address is http://www.sec.gov. As a foreign private issuer, we are not obligated to file registration statements and reports with the Securities and Exchange Commission in electronic form; however, commencing with our report on Form 6-K filed November 20, 2000 we have voluntarily chosen to do so. Accordingly, our report for the nine months ended September 30, 2000 and our reports for subsequent periods may be obtained from any source authorized to store and make available electronically filed reports.

     The New York Stock Exchange currently lists American Depositary Shares representing our Preference shares and American Depositary Shares representing our Ordinary shares. As a result, we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and we file reports and other information with the Securities and Exchange Commission. These reports, proxy statements and other information and the registration statement and exhibits and schedules thereto may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Securities and Exchange Commission and the electronic sources listed in the preceding paragraph. In addition, these materials are available for inspection and copying at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 1005, USA.

     We prepare annual and quarterly reports, which are then distributed to our shareholders. Our annual reports contain financial statements examined and reported upon, with opinions expressed by our independent auditors. The consolidated financial statements of Fresenius Medical Care included in these annual reports are prepared in conformity with U.S. generally accepted accounting principles. Our annual and quarterly reports to our shareholders are posted on our website at http://www.fmc-ag.com. In furnishing our web site address in this report, however, we do not intend to incorporate any information on our web site with this report, and any information on our web site should not be considered to be part of this report.

     We will also furnish the depositary with all notices of shareholder meetings and other reports and communications that are made generally available to our shareholders. The depositary, to the extent permitted by law, shall arrange for the transmittal to the registered holders of American Depositary Receipts of all notices, reports and communications, together with the governing instruments affecting the Preference shares and any amendments thereto, available for inspection by registered holders of American Depositary Receipts at the principal office of the depositary, presently located at 60 Wall Street, New York, New York, 10260, USA.

     Documents referred to in this report which related to us as well as future annual and interim reports prepared by us may also be inspected at our offices, Else-Kroner-Strasse 1, 61352 Bad Homburg.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MANAGEMENT OF CURRENCY AND INTEREST RATE RISKS

     We are primarily exposed to market risk from changes in foreign currency exchange rates and changes in interest rates. In order to manage the risks from these foreign currency exchange rate and interest rate fluctuations, we enter into various hedging transactions with investment grade financial institutions as authorized by the management board. We do not contract for financial instruments for trading or other speculative purposes.

     We conduct our financial instrument activity under the control of a single centralized department. We have established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

FOREIGN CURRENCY EXPOSURE

     We conduct our business on a global basis in several major international currencies, although our operations are located principally in Germany and the United States. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

     Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, lendings and borrowings. We sell significant amounts of products from our manufacturing facilities in Germany to our other international operations. In general, our German sales are denominated in euro. Consequently, our subsidiaries are exposed to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. We employ, to a limited extent, forward contracts and options to hedge our currency exposures. Our policy, which has been consistently followed, is that forward currency contracts and options be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.

     The table below provides information about our foreign exchange forward contracts at December 31, 2000. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts, the weighted average contractual foreign currency exchange rates, and the fair values of the contracts, which show the unrealized net gain (loss) on existing contracts as of December 31, 2000. All contracts expire within 36 months after the reporting date.

                                                                    FOREIGN CURRENCY RISK AT DECEMBER 31, 2000
                                                                 (USD IN THOUSANDS EXCEPT AVERAGE CONTRACT RATES)
                                                              ------------------------------------------------------
                                                                                                       FAIR VALUE AT
                                                                                                        DECEMBER 31
                 FOREIGN CURRENCY FORWARDS                      2001      2002      2003      TOTAL        2000
                 -------------------------                    --------   -------   -------   -------   -------------
PURCHASES OF CURRENCIES AGAINST U.S. DOLLAR
  euro
    Notional Amount.........................................    51,509   321,273   116,856   489,638      22,172
    Average Contract Rate...................................    0.8820    0.9172    0.8998
Singapore Dollar
    Notional Amount.........................................       800                           800           2
    Average Contract Rate...................................    1.7235
                                                              --------   -------   -------   -------      ------
Total.......................................................    52,309   321,273   116,856   490,438      22,174
                                                              ========   =======   =======   =======      ======
Sales of currencies against U.S. dollar
  Canadian Dollar
    Notional Amount.........................................     4,000                         4,000          77
    Average Contract Rate...................................    1.4699
  Euro
    Notional Amount.........................................     2,501                         2,501          (2)
    Average Contract Rate...................................    0.9300
  Singapore Dollar
    Notional Amount.........................................       335                           335          (1)
    Average Contract Rate...................................    1.7255
                                                              --------   -------   -------   -------      ------
Total.......................................................     6,836         0         0     6,836          74
                                                              ========   =======   =======   =======      ======
Other sales of currencies against euro
  British Pound
    Notional Amount.........................................    19,942     3,955              23,897       1,261
    Average Contract Rate...................................    0.5942    0.5960
  Japanese Yen
    Notional Amount.........................................    11,163     4,634              15,797       1,633
    Average Contract Rate...................................   92.9869   95.1100
  Swiss Franc
    Notional Amount.........................................     8,230       675               8,905          44
    Average Contract Rate...................................    1.5057    1.4910
  Australian Dollar
    Notional Amount.........................................      7763                         7,763         160
    Average Contract Rate...................................    1.6459
  New Zealand Dollar
    Notional Amount.........................................     2,947                         2,947         (12)
    Average Contract Rate...................................    2.1246
  Singapore Dollar
    Notional Amount.........................................     1,696                         1,696          63
    Average Contract Rate...................................    1.5516
                                                              --------   -------   -------   -------      ------
Total.......................................................    51,741     9,264         0    61,005       3,149
                                                              ========   =======   =======   =======      ======
Other purchases of currencies against euro
  Swiss Franc
    Notional Amount.........................................     6,756                         6,756         (87)
    Average Contract Rate...................................    1.5014
  Japanese Yen
    Notional Amount.........................................     4,607                         4,607         (38)
    Average Contract Rate...................................  106.0397
  Australian Dollar
    Notional Amount.........................................       612                           612          (3)
    Average Contract Rate...................................    1.6714
                                                              --------   -------   -------   -------      ------
Total.......................................................    11,975         0         0    11,975        (128)
                                                              ========   =======   =======   =======      ======

     A summary of the high and low exchange rates for the Deutsche Mark to U.S. dollars and the average exchange rates for the last five years is set forth below. As the Deutsche Mark ("DM") was replaced by the euro ("E") in the foreign exchange markets since the beginning of 1999, the table includes the respective rates for the euro/Dollar quotations which were applied to calculate the respective 1999 Deutsche Mark/Dollar values, using a fixed conversion rate of DM
1.95583 = E 1.

                                         YEAR'S     YEAR'S     YEAR'S     YEAR'S
YEAR ENDING DECEMBER 31,                  HIGH       LOW      AVERAGE     CLOSE
------------------------                --------   --------   --------   --------
1996..................................    0.6979     0.6395     0.6650     0.6432   ($ per DM)
1997..................................    0.6468     0.5299     0.5764     0.5580   ($ per DM)
1998..................................    0.6256     0.5395     0.5685     0.5977   ($ per DM)
1999..................................    0.6028     0.5121     0.5449     0.5136   ($ per DM)
1999..................................    1.1790     1.0015     1.0658     1.0046   ($ per E)
2000..................................    0.5311     0.4219     0.4722     0.4758   ($ per DM)
2000..................................    1.0388     0.8252     0.9236     0.9305   ($ per E)

INTEREST RATE EXPOSURE

     We are exposed to changes in interest rates that affect our variable-rate based borrowings. We enter into debt obligations and into accounts receivable financings to support our general corporate purposes including capital expenditures and working capital needs.

     Our subsidiary, National Medical Care, has entered into dollar interest rate swap agreements with various commercial banks for notional amounts totaling $1,050 million as of December 31, 2000. National Medical Care entered into all of these agreements for purposes other than trading.

     The dollar interest rate swaps effectively change National Medical Care's interest rate exposure on the majority of its variable-rate loans under our senior credit agreement ($733 million outstanding as of December 31, 2000), loans extended to us by Fresenius AG ($209 million outstanding as of December 31, 2000), and the drawdowns under our receivables financing facility (drawn as of December 31, 2000, $445 million) to a fixed interest rate of 6.52%. Our accounts receivable financing facility has been reflected in our consolidated financial statements as a reduction to accounts receivable.

     The dollar interest rate swap agreements expire at various dates between November 29, 2003 and November 29, 2007. At December 31, 2000, the fair value of these agreements is $(24.62) million.

     The table below presents principal amounts and related weighted average interest rates by year of maturity for the various dollar interest rate swap agreements and for our significant fixed-rate long-term debt obligations.

                         DOLLAR INTEREST RATE EXPOSURE

                               DECEMBER 31, 2000
                           (U.S. DOLLARS IN MILLIONS)

                                                                                                                  FAIR VALUE
                                                                                                                   DEC. 31,
                                                         2001   2002   2003   2004   2005   THEREAFTER   TOTALS      2000
                                                         ----   ----   ----   ----   ----   ----------   ------   ----------
PRINCIPAL PAYMENTS ON SENIOR CREDIT AGREEMENT..........  $150   150    433      0      0          0      $  733      $733
  Variable interest rate = 7.63%.......................
INTEREST RATE SWAP AGREEMENTS
  Notional amount......................................                600    250               200       1,050       (25)
  Average fixed pay rate = 6.52%.......................                6.58%  6.32%            6.61%
  Receive rate = 3-month $LIBOR........................
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED
  SECURITIES OF SUBSIDIARIES FRESENIUS MEDICAL CARE
  CAPITAL TRUSTS
  Fixed interest rate = 9%.............................                                         360         360       346
  Fixed interest rate = 7.875%.........................                                         450         450       410
  Fixed interest rate = 7.375% (denominated in DM).....                                         143         143       143

     Our subsidiary FMC Japan has entered into a Yen interest rate swap agreement with a commercial bank for a notional amount of JPY 1,000 million as of December 31, 2000. This swap changes FMC Japan's interest rate exposure on its variable-rate bank loan (JPY 1,000 million outstanding as of December 31, 2000) to a fixed interest rate of 3.10%. The Yen interest rate swap agreement expires on March 13, 2009. At December 31, 2000, the fair value of this agreement is $(0.53) million. The terms of the Yen interest rate swap agreement, especially the notional amounts outstanding at any specific point of time, match the terms of the bank loan which has been borrowed from the same bank that is counterparty in the swap agreement. The bank borrowing and the notional amount of the swap agreement will always coincide until March 2009 when the the bank debt is completely repaid and the swap expires.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable. See "Item 18. Financial Statements."

ITEM 18.  FINANCIAL STATEMENTS

     The information called for by this item commences on Page F-1.

ITEM 19.  EXHIBITS

     Pursuant to the provisions of the Instructions for the filings of Exhibits to Annual Reports on From 20-F, the Registrant is filing the following exhibits:

     1.1 Amended Memorandum and Articles of Association (Satzung) of Fresenius Medical Care AG (Incorporated by reference to Exhibit 3.1 to FMC's Registration Statement on Form F-3, Registration No. 333-12190, filed June 26, 2000).

     2.1 Deposit Agreement between Morgan Guaranty Trust Company and Fresenius Medical Care AG dated August 5, 1996 relating to Ordinary Share ADSs (Incorporated by reference to Exhibit a to the Registration Statement on Form F-6, Registration No. 333-5356, filed August 5, 1996).

     2.2 Deposit Agreement between Morgan Guaranty Trust Company and Fresenius Medical Care AG dated as of November 22, 1996 relating to Preference Share ADSs (Incorporated by reference to Exhibit a to the Registration Statement on Form F-6, Registration No. 333-5928, filed October 30, 1996).

     2.3 FMC Ordinary Shares Pooling Agreement dated September 27, 1996 by and between Fresenius AG, Fresenius Medical Care AG and the individuals acting from time to time as Independent Directors. (Incorporated by reference to Exhibit
10.1 to FMC's Registration Statement on Form F-1, Registration No. 333-05922, filed November 4, 1996).

     2.4 FMC Preference Shares Pooling Agreement dated November 27, 1996, by and between Fresenius AG, Fresenius Medical Care AG, and the individuals acting from time to time as Independent Directors. (Incorporated by reference to Exhibit 2.7 to FMC's Annual Report on Form 20-F for the year ended December 31, 1996, filed April 7, 1997).

     2.5 Declaration of Trust Establishing Fresenius Medical Care Capital Trust, dated November 22, 1996. (Incorporated by reference to Exhibit 2.2 to FMC's Annual Report on Form 20-F for the year ended December 31, 1996, filed April 7, 1997).

     2.6 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust, dated November 27, 1996. (Incorporated by reference to Exhibit
2.3 to FMC's Annual Report on Form 20-F for the year ended December 31, 1996, filed April 7, 1997).

     2.7 Senior Subordinated Indenture dated November 27, 1996, among Fresenius Medical Care AG, State Street Bank and Trust Company (as successor to Fleet National Bank) as Trustee and the Subsidiary Guarantors named therein (Incorporated by reference to Exhibit 2.4 to FMC's Annual Report on Form 20-F for the year ended December 31, 1996, filed April 7, 1997).

     2.9 Guarantee Agreement dated November 27, 1996, between Fresenius Medical Care AG and State Street Bank and Trust Company (as successor to Fleet National Bank) as Trustee. (Incorporated by reference to Exhibit 2.5 to FMC's Annual Report on Form 20-F for the year ended December 31, 1996, filed April 7,
1997).

     2.10 Agreement as to Expenses and Liabilities between Fresenius Medical Care AG and Fresenius Medical Care Capital Trust dated November 27, 1996. (Incorporated by reference to Exhibit 2.6 to FMC's Annual Report on Form 20-F for the year ended December 31, 1996, filed April 7, 1997).

     2.11 Pledge and Security Agreement dated November 27, 1996 between Fresenius Medical Care AG and State Street Bank and Trust Company (as successor to Fleet National Bank). (Incorporated by reference to Exhibit 2.7 to FMC's Annual Report on Form 20-F for the year ended December 31, 1996, filed April 7,
1997).

     2.12 First Supplemental Indenture dated as of February 19, 1998 to Senior Subordinated Indenture dated November 27, 1996, among Fresenius Medical Care AG, State Street Bank and Trust Company (as successor to Fleet National Bank) as Trustee and the Subsidiary Guarantors named therein (Incorporated by reference to Exhibit 1.3 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

     2.13 Second Supplemental Indenture dated as of November 30, 1998 among Fresenius Medical Care AG, FMC Trust Finance S.a.r.l. Luxembourg, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein. (Incorporated by reference to Exhibit 1.2 to FMC's Annual Report on Form 20-F for the year ended December 31, 1998, filed March 24, 1999).

     2.14 Amendment No. 1 dated as of November 30, 1998 to Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust. (Incorporated by reference to Exhibit 1.3 to FMC's Annual Report on Form 20-F for the year ended December 31, 1998, filed March 24, 1999).

     2.15 Amendment to Guarantee Agreement dated as of November 30, 1998 between Fresenius Medical Care AG and State Street Bank and Trust Company, as successor trustee to Fleet National Bank, with respect to Fresenius Medical Care Capital Trust. (Incorporated by reference to Exhibit 1.4 to FMC's Annual Report on Form 20-F for the year ended December 31, 1998, filed March 24, 1999).

     2.16 Amendment to Pledge and Security Agreement dated as of November 30, 1998 between Fresenius Medical Care AG and State Street Bank and Trust Company as successor trustee and collateral agent to Fleet National Bank, with respect to Fresenius Medical Care Capital Trust. (Incorporated by reference to Exhibit
1.5 to FMC's Annual Report on Form 20-F for the year ended December 31, 1998, filed March 24, 1999).

     2.17 Amendment to Intercreditor and Subordination Agreement dated as of November 30, 1998 between State Street Bank and Trust Company, as successor trustee and collateral agent to Fleet National Bank and NationsBank, N.A., as paying agent under the NMC Credit Agreement, with respect to Fresenius Medical Care Capital Trust. (Incorporated by reference to Exhibit 1.6 to FMC's Annual Report on Form 20-F for the year ended December 31, 1998, filed March 24, 1999).

     2.18 Senior Subordinated Indenture (U.S. Dollar denominated) dated as of February 19, 1998, among Fresenius Medical Care AG, FMC Trust Finance S.a.r.l. Luxembourg, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein. (Incorporated by reference to Exhibit 2.6 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27,
1998).

     2.19 Senior Subordinated Indenture (DM denominated) dated as of February 19, 1998, among Fresenius Medical Care AG, FMC Trust Finance S.a.r.l. Luxembourg, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein. (Incorporated by reference to Exhibit 2.7 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27,
1998).

     2.20 Declaration of Trust Establishing Fresenius Medical Care Capital Trust II, dated February 12, 1998. (Incorporated by reference to Exhibit 2.1 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27,
1998).

     2.21 Declaration of Trust Establishing Fresenius Medical Care Capital Trust III, dated February 12, 1998. (Incorporated by reference to Exhibit 2.2 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27,
1998).

     2.22 First Amendment to Declaration of Trust Establishing Fresenius Medical Care Capital Trust III, dated February 12, 1998. (Incorporated by reference to
Exhibit 2.3 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

     2.23 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust II, dated as of February 19, 1998. (Incorporated by reference to
Exhibit 2.4 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

     2.24 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust III, dated as of February 19, 1998. (Incorporated by reference to
Exhibit 2.5 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

     2.25 Guarantee Agreement dated as of February 19, 1998 between Fresenius Medical Care AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust II. (Incorporated by reference to
Exhibit 2.8 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

     2.26 Guarantee Agreement dated as of February 19, 1998 between Fresenius Medical Care AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust III. (Incorporated by reference to
Exhibit 2.9 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

     2.27 Agreement as to Expenses and Liabilities between Fresenius Medical Care AG and Fresenius Medical Care Capital Trust II dated as of February 19, 1998. (Incorporated by reference to Exhibit 2.10 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

     2.28 Agreement as to Expenses and Liabilities between Fresenius Medical Care AG and Fresenius Medical Care Capital Trust III dated as of February 19, 1998. (Incorporated by reference to Exhibit 2.11 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

     4.1 Agreement and Plan of Reorganization dated as of February 4, 1996 between W.R. Grace & Co. and Fresenius AG. (Incorporated by reference to Appendix A to the Joint Proxy Statement-Prospectus of Fresenius Medical Care AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2, 1996).

     4.2 Distribution Agreement by and among W.R. Grace & Co., W.R., Grace & Co. -- Conn. and Fresenius AG dated as of February 4, 1996. (Incorporated by reference to Appendix A to the Joint Proxy Statement-Prospectus of Fresenius Medical Care AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2,
1996).

     4.3 Contribution Agreement by and among Fresenius AG, Sterilpharma GmbH and W.R. Grace & Co. -- Conn. dated February 4, 1996. (Incorporated by reference to Appendix E to the Joint Proxy Statement-Prospectus of Fresenius Medical Care AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2, 1996).

     4.4 Primary Guarantee dated July 31, 1996. (Incorporated by reference to FMC's Registration Statement on Form F-4, filed on August 2, 1996.)

     4.5 Secondary Guarantee dated July 31, 1996. (Incorporated by reference to FMC's Registration Statement on Form F-4, filed on August 2, 1996.)

     4.6 Letter Agreement dated July 31, 1996. (Incorporated by reference to FMC's Registration Statement on Form F-4, filed on August 2, 1996.)

     4.7 Post-Closing Covenants Agreement dated September 27, 1996 among Fresenius AG, W.R. Grace & Co., W.R. Grace & Co. -- Conn., and Fresenius Medical Care AG. (Incorporated by reference to Exhibit 10.11 to FMC's Registration Statement on Form F-1, filed on November 4, 1996.)

     4.8 Employee Benefits and Compensation Agreement dated September 27, 1996 by among W.R. Grace & Co., National Medical Care, Inc., and W.R. Grace & Co. -- Conn. (Incorporated by reference to Exhibit 10.14 to FMC's Registration Statement on Form F-1, File No. 333-05922, filed November 4, 1996.)

     4.9 Product Purchase Agreement, effective January 1, 1995, between Baxter Health Care Corporation and National Medical Care, Inc., including the addendum thereto. (Incorporated by reference to FMC's Form SE, dated July 29, 1996 and the exhibits thereto).

     4.10 Lease Agreement for Office Buildings dated September 30, 1996 by and between Fresenius and AG Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.3 to FMC's Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

     4.11 Lease Agreement for Manufacturing Facilities dated September 30, 1996 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt Schweinfurt KG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to
Exhibit 10.4 to FMC's Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

     4.12 Lease Agreement for Manufacturing Facilities dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.5 to FMC's Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

     4.13 Transition Services Agreement dated September 27, 1996 by and between Fresenius AG and Fresenius Medical Care. (Incorporated by reference to Exhibit
10.6 to FMC's Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

     4.14 Forms of Supply Agreements between subsidiaries of Fresenius AG and subsidiaries of Fresenius Medical Care AG. (Incorporated by reference to Exhibit
10.7 to FMC's Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

     4.15 Trademark License Agreement dated September 27, 1996 by and between Fresenius AG and Fresenius Medical Care AG. (Incorporated by reference to
Exhibit 10.8 to FMC's Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

     4.16 Technology License Agreement (Biofine(TM)) dated September 27, 1996 by and between Fresenius AG and Fresenius Medical Care AG. (Incorporated by reference to Exhibit 10.9 to FMC's Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

     4.17 Cross-License Agreement dated September 27, 1996 by and between Fresenius AG and Fresenius Medical Care AG. (Incorporated by reference to
Exhibit 10.10 to FMC's Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

     4.18 Lease Agreement for Office Buildings dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Daimler Str.). (Incorporated by reference to Exhibit 2.8 to FMC's Annual Report on Form 20-F for the year ended December 31, 1996, filed April 7, 1997).

     4.19 Fresenius Medical Care AG 1996 Stock Incentive Plan, (incorporated by reference to FMC's Registration Statement on Form S-8, dated October 1, 1996).

     4.20 Fresenius Medical Care AG Rollover Stock Option Plan (Incorporated by reference to FMC's Registration Statement on Form S-8, dated September 30,
1996).

     4.21 Fresenius Medical Care AG 1998 Stock Incentive Plan adopted effective as of April 6, 1998. (Incorporated by reference to Exhibit 4.8 to FMC's Report on Form 6-K for the three months ended March 31, 1998, filed May 14, 1998).

     4.22 Fresenius Medical Care AG Stock Option Plan of June 10, 1998 (for non-North American employees). (Incorporated by reference to Exhibit 1.2 to FMC's Annual Report on Form 20-F, for the year ended December 31, 1998, filed March 24, 1999).

     4.23 Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent and the Bank of Nova Scotia, The Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A., as Managing Agents, as amended. (Incorporated by reference to FMC's Report on Form 6-K dated October 15, 1996)

     4.24 Amendment dated as of November 26, 1996 to Credit Agreement dated as of September 27, 1996, among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent and the Bank of Nova Scotia, the Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A. as Managing Agents, as previously amended. (incorporated by reference to Exhibit 4.1 to the Form 8-K of Fresenius Medical Care Holdings, Inc ("FMCH") dated December 16, 1996).

     4.25 Amendment No. 2 dated December 12, 1996 to the Credit Agreement dated as of September 27, 1996, among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent and the Bank of Nova Scotia, the Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A. as Managing Agents, as previously amended. (Incorporated by reference, to Exhibit 4.2 to FMCH's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 31, 1997).

     4.26 Amendment No. 3 dated June 13, 1997 to the Credit Agreement dated as of September 27, 1996, among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent and the Bank of Nova Scotia, the Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A. as Managing Agents, as previously amended. (Incorporated by reference to Exhibit 10.1 to FMCH's Quarterly Report on Form 10-Q, for the three months ended September 30, 1997, filed November 14, 1997).

     4.27 Amendment No. 4, dated August 26, 1997 to the Credit Agreement dated as of September 27, 1996, among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent and the Bank of Nova Scotia, the Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A. as Managing Agents, as previously amended. (Incorporated by reference to Exhibit 10.2 to FMCH's Quarterly Report on Form 10-Q, for the three months ended September 30, 1997, filed November 14, 1997).

     4.28 Amendment No. 5 dated as of December 12, 1997 to the Credit Agreement dated as of September 27, 1996, among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent and the Bank of Nova Scotia, The Chase Manhattan Bank, Dresdner Bank AG and NationsBank, N.A., as Managing Agents, as previously amended. (Incorporated by reference to Exhibit 4.6 to FMCH's Annual Report on Form 10-K, for the year ended December 31, 1997, filed March 24, 1998).

     4.29 Consents of Majority Banks under the NMC Credit Agreement to increase additional subordinated indebtedness permitted by Amendment No. 5 from $500 million to $650 million. (Incorporated by reference to Exhibit 1.2 to FMC's Annual Report on Form 20-F, for the year ended December 31, 1997, filed March 27, 1998).

     4.30 Amendment No. 6, dated as of June 30, 1998, to the Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc., the other Borrowers, the Guarantors and the Lenders identified therein, and NationsBank, N.A., as Paying Agent. (Incorporated by reference to Exhibit 10.1 to FMCH's Quarterly Report on Form 10-Q, for the three months ended June 30, 1998, filed August 10, 1998).

     4.31 Amendment No. 7 dated as of December 31, 1998 to the Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc. and certain Subsidiaries and Affiliates, as Borrowers, certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent, and the Bank of Nova Scotia, The Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A., as Managing Agents. (Incorporated by reference to Exhibit
1.1 to FMC's Annual Report on Form 20-F, for the year ended December 31, 1998, filed March 24, 1999).

     4.32 Amendment No. 8 dated as of June 30, 1999 to the Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc. and certain Subsidiaries and Affiliates, as Borrowers, certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent, and the Bank of Nova Scotia, The Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A., as Managing Agents. (Incorporated by reference to FMCH's Annual Report on Form 10-K, for the year ended December 31, 1999, filed March 30, 2000).

     4.33 Amendment No. 9 dated as of December 15, 1999 to the Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc. and certain Subsidiaries and Affiliates, as Borrowers, certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent, and the Bank of Nova Scotia, The Chase Manhattan Bank, N.A., Dresdner Bank AG and Bank of America, N.A. (formerly known as) NationsBank, N.A., as Managing Agents. (Incorporated by reference to FMCH's Annual Report on Form 10-K, for the year ended December 31, 1999, filed March 30, 2000).

     4.34 Amendment No. 10 dated as of September 21, 2000 to the Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates Guarantors, the Lenders named therein, NationsBank, N.A. as paying agent and The Bank of Nova Scotia, The Chase Manhattan Bank, Dresdner Bank A.G. and Bank of America, N.A. (formerly known as NationsBank, N.A.), as Managing Agent. (Incorporated by reference to FMCH's Quarterly Report on Form 10-Q, for the quarter ended September 30, 2000, filed November 13, 2000).

     4.35 Receivables Purchase Agreement dated August 28, 1997 between National Medical Care, Inc. and NMC Funding Corporation. (Incorporated by reference to
Exhibit 10.3 to FMCH's Quarterly Report on Form 10-Q, for the three months ended September 30, 1997, filed November 14, 1997).

     4.36 Amendment dated as of September 28, 1998 to the Receivables Purchase Agreement dated as of August 28, 1997, by and between NMC Funding Corporation, as Purchaser and National Medical Care, Inc., as Seller. (Incorporated by reference to Exhibit 10.1 to FMCH's Quarterly Report on Form 10-Q, for the three months ended September 30, 1998, filed November 12, 1998).

     4.37 Amended and Restated Transfer and Administration Agreement dated as of October 26, 2000 among Compass US Acquisition LLC, NMC Funding Corporation, National Medical Care, Inc., Enterprise Funding Corporation, the Bank Investors listed therein, Westdeutsche Landesbank Girozentrale, New York Branch, as an administrative agent and Bank of America N.A., as an administrative agent. (Incorporated by reference to FMCH's Annual Report on Form 10-K, for the year ended December 31, 2000, filed April 2, 2001).

     4.38 Subordinated Loan Note dated as of May 18, 1999, among National Medical Care, Inc and Certain Subsidiaries with Fresenius AG as lender. (Incorporated by reference to FMCH's Quarterly Report on Form 10-Q, for the three months ended September 30, 1999, filed November 22, 1999).

     4.39 Employment Agreement dated January 1, 1992 by and between Ben J. Lipps and Fresenius USA, Inc. (incorporated herein by reference to the Annual Report on Form 10-K of Fresenius USA, Inc., for the year ended December 31, 1992).

     4.40 Modification to FUSA Employment Agreement effective as of January 1, 1998 by and between Dr. Ben J. Lipps and Fresenius Medical Care AG. (Incorporated by reference to Exhibit 10.1 to FMC's Report on Form 6-K, for the three months ended March 31, 1998, filed May 14, 1998).

     4.41 Product Purchase Agreement effective January 1, 2000 between Amgen, Inc. and National Medical Care, Inc. (Incorporated by reference to FMCH's Annual Report on Form 10-K, for the year ended December 31, 1999, filed March 30,
2000).

     4.42 Amendment to Product Purchase Agreement effective January 1, 2000 between Amgen, Inc. and National Medical Care, Inc. (Incorporated by reference to FMCH's Quarterly Report on Form 10-Q, for the quarter ended June 30, 2000, filed August 9, 2000).

     4.43 Plea Agreement dated January 13, 2000 by and among Lifechem, Inc., the United States Department of Justice and the United States Attorney for the District of Massachusetts. (Incorporated by reference to Exhibit 10.6 to FMCH's Current Report on Form 8-K dated January 21, 2000).

     4.44 Plea Agreement dated January 13, 2000 by and among NMC Medical Products, Inc., the United States Department of Justice and the United States Attorney for the District of Massachusetts. (Incorporated by reference to Exhibit 10.7 to FMCH's Current Report on Form 8-K dated January 21, 2000).

     4.45 Plea Agreement dated January 13, 2000 by and among NMC Homecare, Inc., the United States Department of Justice and the United States Attorney for the District of Massachusetts. (Incorporated by reference to Exhibit 10.8 to FMCH's Current Report on Form 8-K dated January 21, 2000).

     4.46 Letter Agreement dated January 17, 2000 by and among FMCH, the United States Department of Justice and the United States Attorney for the District of Massachusetts. (Incorporated by reference to Exhibit 10.9 to FMCH's Current Report on Form 8-K dated January 21, 2000).

     4.47 Corporate Integrity Agreement dated January 18, 2000 between FMCH and Office of the Inspector General of the Department of Health and Human Services. (Incorporated by reference to Exhibit 10.1 to FMCH's Current Report on Form 8-K dated January 21, 2000).

     4.48 Settlement Agreement and Release dated January 18, 2000 by and among United States of America, Lifechem, Inc., NMC Medical Products, Inc., National Medical Care, Inc., FMCH and Jay A. Buford, Russell J. Davis and William L. Schoff. (Incorporated by reference to Exhibit 10.2 to FMCH's Current Report on Form 8-K dated January 21, 2000).

     4.49 Settlement Agreement and Release dated January 18, 2000 by and among United States of America, NMC Homecare, Inc., National Medical Care, Inc., FMCH Ven-A-Care of the Florida Keys, Inc. and Dana R. Austin. (Incorporated by reference to Exhibit 10.3 to FMCH's Current Report on Form 8-K dated January 21,
2000).

     4.50 Settlement Agreement and Release dated January 18, 2000 by and among United States of America, Clinical Diagnostic Systems, Inc., NMC Diagnostic Services, Inc., Bio-Medical Applications Management Company, Inc., National Medical Care, Inc. and FMCH. (Incorporated by reference to Exhibit 10.4 to FMCH's Current Report on Form 8-K dated January 21, 2000).

     4.51 Settlement Agreement and Release dated January 18, 2000 by and among United States of America, National Medical Care, Inc., FMCH, Gregory S. Price and Richard Bradford. (Incorporated by reference to Exhibit 10.5 to FMCH's Current Report on Form 8-K dated January 21, 2000).

     4.52 Registration Rights Agreement dated as of March 2, 2000 Between Fresenius Medical Care AG and the Franconia Investors. (Incorporated by reference to Exhibit 2.3 to FMC's Annual Report on Form 20-F For the year ended December 31, 1999, filed June 2, 2000).

     8.1 List of Significant Subsidiaries. Our significant subsidiaries are identified in "Item 4.C. Information on the Company -- Organizational Structure."

     10.1 Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft.

                                   SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

     DATE: April 5, 2001

                                      FRESENIUS MEDICAL CARE
                                      AKTIENGESELLSCHAFT

                                          /s/ DR. BEN LIPPS
                                      By:
                                      ------------------------------------------

                                         Name: Dr. Ben Lipps
                                         Title: Chairman of the Management Board

                                          /s/ JOSEF DINGER
                                      By:
                                      ------------------------------------------

                                         Name: Josef Dinger
                                         Title: Senior Vice President
                                            Controlling and Corporate Accounting

                         INDEX OF FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditors' Report................................   F-2
Consolidated Statements of Operations for the years ended
  December 31, 2000, 1999 and 1998..........................   F-3
Consolidated Balance Sheets as of December 31, 2000 and
  1999......................................................   F-4
Consolidated Statements of Cash Flows for the years ended
  December 31, 2000, 1999 and 1998..........................   F-5
Consolidated Statement of Shareholders' Equity for the years
  ended December 31, 2000, 1999 and 1998....................   F-6
Notes to Consolidated Financial Statements..................   F-7
Financial Statement Schedule................................   S-1

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders

Fresenius Medical Care Aktiengesellschaft

Hof an der Saale, Germany:

     We have audited the accompanying consolidated balance sheets of Fresenius Medical Care Aktiengesellschaft and subsidiaries (the "Company") as of December 31, 2000 and 1999 and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 2000. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Frankfurt am Main, Germany

March 23, 2001, except as to paragraphs 16 and 17 of Note 18, as to which the date is April 5, 2001

/s/ KPMG
Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprufungsgesellschaft

                           FRESENIUS MEDICAL CARE AG

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                            2000          1999          1998
                                                         ----------    ----------    ----------
Net revenue:
  Dialysis Care........................................  $2,944,625    $2,599,688    $2,358,577
  Dialysis Products....................................   1,256,713     1,240,741     1,147,099
                                                         ----------    ----------    ----------
                                                          4,201,338     3,840,429     3,505,676
Cost of revenue:
  Dialysis Care........................................   2,040,627     1,776,604     1,614,266
  Dialysis Products....................................     693,966       686,551       628,672
                                                         ----------    ----------    ----------
                                                          2,734,593     2,463,155     2,242,938
Gross profit...........................................   1,466,745     1,377,274     1,262,738
Operating expenses:
  Selling, general and administrative..................     813,997       784,572       742,610
  Research and development.............................      31,935        32,488        31,150
  Special charge for Settlement........................          --       601,000            --
                                                         ----------    ----------    ----------
Operating income (loss)................................     620,813       (40,786)      488,978
Other (income) expense:
  Interest income......................................      (9,411)       (8,094)       (8,641)
  Interest expense.....................................     195,569       226,218       228,182
  Interest expense on obligation related to
     Settlement........................................      29,947            --            --
                                                         ----------    ----------    ----------
Income (loss) from continuing operations before income
  taxes, minority interest and cumulative effect of
  accounting change....................................     404,708      (258,910)      269,437
Income tax expense (benefit)...........................     189,772       (12,744)      135,366
Minority interest......................................       2,861         2,378         2,454
                                                         ----------    ----------    ----------
Income (loss) from continuing operations before
  cumulative effect of accounting change...............     212,075      (248,544)      131,617
Loss from discontinued operations, net.................          --            --      (105,897)
Cumulative effect of accounting change, net............          --            --        (6,589)
                                                         ----------    ----------    ----------
Net income (loss)......................................  $  212,075    $ (248,544)   $   19,131
                                                         ==========    ==========    ==========
Basic income (loss) from continuing operations before
  cumulative effect of accounting change per Ordinary
  share................................................  $     2.37    $    (3.15)   $     1.62
                                                         ==========    ==========    ==========
Fully diluted income (loss) from continuing operations
  before cumulative effect of accounting change per
  Ordinary share.......................................  $     2.36    $    (3.15)   $     1.62
                                                         ==========    ==========    ==========
Basic income (loss) per Ordinary share.................  $     2.37    $    (3.15)   $     0.20
                                                         ==========    ==========    ==========
Fully diluted income (loss) per Ordinary share.........  $     2.36    $    (3.15)   $     0.20
                                                         ==========    ==========    ==========
Basic income (loss) from continuing operations before
  cumulative effect of accounting change per Preference
  share................................................  $     2.43    $    (3.15)   $     1.78
                                                         ==========    ==========    ==========
Fully diluted income (loss) from continuing operations
  before cumulative effect of accounting change per
  Preference share.....................................  $     2.42    $    (3.15)   $     1.78
                                                         ==========    ==========    ==========
Basic income (loss) per Preference share...............  $     2.43    $    (3.15)   $     0.36
                                                         ==========    ==========    ==========
Fully diluted income (loss) per Preference share.......  $     2.42    $    (3.15)   $     0.36
                                                         ==========    ==========    ==========

          See accompanying notes to consolidated financial statements

                           FRESENIUS MEDICAL CARE AG
                          CONSOLIDATED BALANCE SHEETS
                         AT DECEMBER 31, 2000 AND 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 2000          1999
                                                              ----------    ----------
Assets
Current assets:
  Cash and cash equivalents.................................  $   64,577    $   34,760
  Trade accounts receivable, less allowance for doubtful
     accounts of $111,185 in 2000 and $101,262 in 1999......     753,674       667,739
  Accounts receivable from related parties..................      46,117        49,129
  Inventories...............................................     320,234       301,302
  Prepaid expenses and other current assets.................     214,526       179,392
  IDPN accounts receivable..................................       5,189        53,962
  Deferred taxes............................................     177,094       254,925
                                                              ----------    ----------
  Total current assets......................................   1,581,411     1,541,209
Property, plant and equipment, net..........................     738,993       642,121
Intangible assets, including goodwill, net..................   3,475,056     3,438,756
Deferred taxes..............................................      27,205        25,121
Non-current IDPN accounts receivable........................          --         5,189
Other assets................................................     156,288        99,987
                                                              ----------    ----------
Total assets................................................  $5,978,953    $5,752,383
                                                              ==========    ==========
Liabilities and shareholders' equity
Current liabilities:
  Accounts payable..........................................  $  203,374    $  193,120
  Accounts payable to related parties.......................      77,823        89,453
  Accrued expenses and other current liabilities............     391,640       415,061
  Accrued Settlement........................................          --       386,815
  Note payable related to Settlement........................      85,920            --
  Short-term borrowings.....................................     106,592        96,383
  Short-term borrowings from related parties................     218,333       330,000
  Current portion of long-term debt and capital lease
     obligations............................................     168,231       147,484
  Income tax payable........................................     117,572        78,438
  Deferred taxes............................................      20,967        33,438
                                                              ----------    ----------
  Total current liabilities.................................   1,390,452     1,770,192
Long-term debt and capital lease obligations, less current
  portion...................................................     657,832       653,776
Accrued Settlement..........................................          --        85,920
Other liabilities...........................................      31,464        24,686
Pension liabilities.........................................      69,970        61,578
Deferred taxes..............................................     176,487       168,037
Company-obligated mandatorily redeemable preferred
  securities of subsidiary Fresenius Medical Care Capital
  Trusts Holding solely Company-guaranteed debentures of
  subsidiary................................................     952,727       964,103
Minority interest...........................................      21,271        21,774
                                                              ----------    ----------
  Total liabilities.........................................   3,300,203     3,750,066
Shareholders' equity:
Preference shares, no par, E 2.56 nominal value, 45,497,700
  shares authorized, 23,765,093 issued and outstanding......      63,644        27,623
Ordinary shares, no par, E 2.56 nominal value, 70,000,000
  shares authorized, issued and outstanding.................     229,494       229,494
Additional paid-in capital..................................   2,634,606     2,097,480
Retained deficit............................................     (56,024)     (216,870)
Accumulated other comprehensive loss........................    (192,970)     (135,410)
                                                              ----------    ----------
  Total shareholders' equity................................   2,678,750     2,002,317
                                                              ----------    ----------
  Total liabilities and shareholders' equity................  $5,978,953    $5,752,383
                                                              ==========    ==========

          See accompanying notes to consolidated financial statements

                           FRESENIUS MEDICAL CARE AG

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)

                                                                2000         1999         1998
                                                              ---------    ---------    ---------
Operating Activities:
  Net income (loss).........................................  $ 212,075    $(248,544)   $  19,131
  Adjustments to reconcile net income (loss) to cash flows
    provided by (used in) operating activities:
    Cumulative effect of accounting change..................         --           --        6,589
    Depreciation and amortization...........................    292,854      284,208      278,984
    Loss from discontinued operations.......................         --           --      105,897
    Write-off of IDPN accounts receivable...................         --       94,349           --
    Change in deferred taxes, net...........................     76,934      (89,925)      23,586
    (Gain) loss on sale of fixed assets.....................       (289)         991          213
    Compensation expense related to stock options...........      3,980           --           --
  Changes in assets and liabilities, net of amounts from
    businesses acquired or disposed of:
    Trade accounts receivable, net..........................   (174,333)    (136,262)    (160,051)
    Inventories.............................................    (23,007)     (15,754)     (39,304)
    Prepaid expenses, other current and non-current
      assets................................................     (8,285)     (36,718)     (37,295)
    Accounts receivable from/ payable to related parties....    (18,801)     (14,946)       3,174
    Accounts payable, accrued expenses and other current and
      non-current liabilities...............................    (20,689)     488,696       (6,336)
    Income taxes payable....................................     50,827       28,662       73,669
                                                              ---------    ---------    ---------
      Net cash provided by operating activities of
        continuing operations...............................    391,266      354,757      268,257
                                                              ---------    ---------    ---------
      Net cash used in operating activities of discontinued
        operations..........................................         --       (3,782)        (257)
                                                              ---------    ---------    ---------
      Net cash provided by operating activities.............    391,266      350,975      268,000
                                                              ---------    ---------    ---------
Investing Activities:
  Purchases of property, plant and equipment................   (228,037)    (160,276)    (158,695)
  Proceeds from sale of property, plant and equipment.......     20,724        7,130       26,179
  Acquisitions and investments, net of cash acquired........   (274,530)    (101,326)    (222,935)
  Proceeds from disposition of businesses...................         --           --       82,500
                                                              ---------    ---------    ---------
    Net cash used in investing activities of continuing
      operations............................................   (481,843)    (254,472)    (272,951)
                                                              ---------    ---------    ---------
    Net cash used in investing activities of discontinued
      operations............................................         --           --       (7,315)
                                                              ---------    ---------    ---------
    Net cash used in investing activities...................   (481,843)    (254,472)    (280,266)
                                                              ---------    ---------    ---------
Financing Activities:
  Proceeds from short-term borrowings.......................     38,416       79,580       54,954
  Repayments of short-term borrowings.......................    (32,609)     (80,946)     (44,795)
  Proceeds from short-term borrowings from related
    parties.................................................     26,000      270,000       60,000
  Repayments of short-term borrowings from related
    parties.................................................   (141,000)          --      (66,428)
  Proceeds from long-term debt..............................    255,224       26,895       60,150
  Principal payments of long-term debt and capital lease
    obligations.............................................   (221,739)    (310,476)    (640,497)
  Payments on obligation related to Settlement..............   (386,815)          --           --
  Retirement of convertible investment securities...........         --      (47,664)     (61,725)
  Proceeds from issuance of mandatorily redeemable preferred
    securities..............................................         --           --      597,810
  Proceeds from issuance of Preference shares...............    556,958           --           --
  Proceeds from increase of accounts receivable
    securitization program..................................    111,402       29,400      105,600
  Proceeds from exercise of stock options...................        885        1,719        1,047
  Dividends paid............................................    (51,229)     (48,404)     (49,214)
  Distributions on convertible investment securities........         --           --       (2,752)
  Change in minority interest...............................        139          578          717
                                                              ---------    ---------    ---------
    Net cash provided by (used in) financing activities of
      continuing operations.................................    155,632      (79,318)      14,867
                                                              ---------    ---------    ---------
    Net cash used in financing activities of discontinued
      operations............................................         --           --       (2,107)
                                                              ---------    ---------    ---------
    Net cash provided by (used in) financing activities.....    155,632      (79,318)      12,760
                                                              ---------    ---------    ---------
Effect of exchange rate changes on cash and cash
  equivalents...............................................    (35,238)     (14,292)      (6,445)
                                                              ---------    ---------    ---------
Cash and Cash Equivalents:
  Net increase (decrease) in cash and cash equivalents......     29,817        2,893       (5,951)
  Cash and cash equivalents at beginning of period..........     34,760       31,867       37,818
                                                              ---------    ---------    ---------
  Cash and cash equivalents at end of period................  $  64,577    $  34,760    $  31,867
                                                              =========    =========    =========

          See accompanying notes to consolidated financial statements

                           FRESENIUS MEDICAL CARE AG

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                          PREFERENCE SHARES        ORDINARY SHARES                                               ACCUMULATED
                        ---------------------   ----------------------   CONVERTIBLE   ADDITIONAL   RETAINED        OTHER
                         NUMBER OF    NO PAR     NUMBER OF     NO PAR    INVESTMENT     PAID IN     EARNINGS    COMPREHENSIVE
                          SHARES       VALUE      SHARES       VALUE     SECURITIES     CAPITAL     (DEFICIT)       LOSS
                        -----------   -------   -----------   --------   -----------   ----------   ---------   -------------
Balance at December
 31, 1997.............   9,023,341    $27,623   70,000,000    $229,494    $ 67,584     $2,098,776   $108,875      $ (86,387)
Proceeds from exercise
 of options...........          --        --            --          --          --         1,047          --             --
Retirement of
 convertible
 investment
 securities...........          --        --            --          --     (67,584)           --          --             --
Distributions on
 convertible
 investment
 securities...........          --        --            --          --          --            --      (2,752)            --
Distributions to
 Fresenius AG.........          --        --            --          --          --        (4,062)         --             --
Dividends paid........          --        --            --          --          --            --     (45,176)            --
Comprehensive income:
Net income............          --        --            --          --          --            --      19,131             --
Foreign currency
 translation
 adjustment...........          --        --            --          --          --            --          --         10,397
Comprehensive
 income...............          --        --            --          --          --            --          --             --
                        -----------   -------   -----------   --------    --------     ----------   ---------     ---------
Balance at December
 31, 1998.............   9,023,341    27,623    70,000,000     229,494    $     --     $2,095,761   $ 80,078      $ (75,990)
Proceeds from exercise
 of options...........          --        --            --          --                     1,719          --             --
Dividends paid........                                                                               (48,404)
Comprehensive loss:
Net loss..............          --        --            --          --                        --    (248,544)            --
Foreign currency
 translation
 adjustment...........          --        --            --          --                        --          --        (59,420)
Comprehensive loss....          --        --            --          --                        --          --             --
                        -----------   -------   -----------   --------    --------     ----------   ---------     ---------
Balance at December
 31, 1999.............   9,023,341    $27,623   $70,000,000   $229,494    $     --     $2,097,480   $(216,870)    $(135,410)
Issuance of Preference
 shares...............  14,724,359    35,980                                             532,302
Proceeds from exercise
 of options...........      17,393        41                                                 844
Compensation expense
 related stock
 options..............                                                                     3,980
Dividends paid........                                                                               (51,229)
Comprehensive income:
Net income............                                                                               212,075
Foreign currency
 translation
 adjustment...........                                                                                              (57,560)
Comprehensive
 income:..............
                        -----------   -------   -----------   --------    --------     ----------   ---------     ---------
Balance at December
 31, 2000.............  23,765,093    $63,644   $70,000,000   $229,494    $     --     $2,634,606   $(56,024)     $(192,970)
                        ===========   =======   ===========   ========    ========     ==========   =========     =========


                          TOTAL
                        ----------
Balance at December
 31, 1997.............  $2,445,965
Proceeds from exercise
 of options...........       1,047
Retirement of
 convertible
 investment
 securities...........     (67,584)
Distributions on
 convertible
 investment
 securities...........      (2,752)
Distributions to
 Fresenius AG.........      (4,062)
Dividends paid........     (45,176)
Comprehensive income:
Net income............      19,131
Foreign currency
 translation
 adjustment...........      10,397
                        ----------
Comprehensive
 income...............      29,528
                        ----------
Balance at December
 31, 1998.............  $2,356,966
Proceeds from exercise
 of options...........       1,719
Dividends paid........     (48,404)
Comprehensive loss:
Net loss..............    (248,544)
Foreign currency
 translation
 adjustment...........     (59,420)
                        ----------
Comprehensive loss....    (307,964)
                        ----------
Balance at December
 31, 1999.............  $2,002,317
Issuance of Preference
 shares...............     568,282
Proceeds from exercise
 of options...........         885
Compensation expense
 related stock
 options..............       3,980
Dividends paid........     (51,229)
Comprehensive income:
Net income............     212,075
Foreign currency
 translation
 adjustment...........     (57,560)
                        ----------
Comprehensive
 income:..............     154,515
                        ----------
Balance at December
 31, 2000.............  $2,678,750
                        ==========

          See accompanying notes to consolidated financial statements

                           FRESENIUS MEDICAL CARE AG

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

1.   THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Fresenius Medical Care AG and subsidiaries ("FMC" or the "Company"), is an integrated provider of kidney dialysis products and dialysis care. Fresenius Medical Care AG ("FMC AG") was created by conversion of Sterilpharma GmbH, a limited liability company incorporated in 1975, into a stock corporation (Aktiengesellschaft). The resolutions for this conversion were adopted by a shareholder meeting on April 17, 1996. On September 30, 1996, Fresenius Medical Care AG initiated a series of transactions to consummate an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace & Co.("W.R. Grace"). Pursuant to that Agreement, Fresenius AG contributed Fresenius Worldwide Dialysis or FWD, its global dialysis business, including its controlling interest in Fresenius USA, Inc. ("FUSA"), in exchange for Fresenius Medical Care AG Ordinary shares. Thereafter, FMC acquired:

     (i) all of the outstanding Common stock of W.R. Grace, whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business, in exchange for Ordinary shares; and

     (ii) the publicly-held minority interest of Fresenius USA, Inc., in exchange for Ordinary shares.

BASIS OF PRESENTATION

     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A)  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include all material companies in which the Company has legal or effective control. All significant intercompany transactions and balances have been eliminated. The equity method of accounting is used for investments in associated companies (20% to 50% owned). All other investments are accounted for at cost.

     For business combinations accounted for under the purchase method, all assets acquired and liabilities assumed are recorded at fair value. An excess of the purchase price over the fair value of net assets acquired is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis.

B)  CLASSIFICATIONS

     Certain items in prior years' consolidated financial statements have been reclassified to conform with the current year's presentation.

C)   CASH AND CASH EQUIVALENTS

     Cash and cash equivalents represent cash and certificates of deposit with original maturity dates of three months or less at origination.

D)  INVENTORIES

     Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or market value.

E)   PROPERTY, PLANT AND EQUIPMENT

     Property, plant, and equipment are stated at cost. Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease. The cost and accumulated depreciation of assets sold or otherwise disposed are removed from the accounts, and any resulting gain or loss is included in income when the assets are disposed.

     Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years for buildings and improvements with a weighted average life of 11 years and 3 to 15 years for machinery and equipment with a weighted average life of 7 years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

     The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2000, 1999, and 1998 was, $1,205, $224, and $221, respectively.

F)   INTANGIBLE ASSETS

     The Company has adopted the following useful lives and amortizes intangible assets using the straight-line method: goodwill -- 20 to 40 years with weighted average life of 37 years; tradename and patents -- 6 to 40 years with weighted average life of 33 years; patient relationships, distribution rights and other intangible assets -- over the estimated period to be benefited, generally from 5 to 40 years with a weighted average life of 8 years.

G)  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company utilizes derivative financial instruments including forward currency contracts and interest rate swaps.

     Forward currency contracts -- Gains and losses on forward currency contracts that are designated and effective as hedges of existing assets or liabilities are included in the carrying amount of those hedged items. Foreign currency forward contracts hedging firm commitments are deferred and recognized along with the effects of the hedged transaction. Gains and losses on other forward currency contracts not qualifying for hedge accounting are recognized as selling, general and administrative expenses or cost of revenues in the period in which the gain or loss occurs.

     Interest rate swaps -- Interest rate agreements that are designated as a hedge of a debt or other long-term obligations are accounted for on an accrual basis. That is, the interest payable and interest receivable under the terms of the swaps are accrued and recorded as an adjustment to the interest or related expense of the designated liability or obligation.

     Amounts due from and payable to the counterparties of interest rate swaps are recorded on an accrual basis at each reporting date on amounts computed by reference to the respective interest rate swap contract. Realized gains and losses that occur from the early termination or expiration of contracts are deferred and recorded in income over the remaining period of the original swap agreement. Gains and losses arising from interest differential on contracts that hedge specific borrowings are recorded as a component of interest expense over the life of the contract. In the event the hedged asset or liability is terminated, sold, or otherwise disposed of, the timing of the gain or loss on the interest rate swap would be matched with the offsetting gain or loss of the related item. For information regarding the adoption of SFAS 133 Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 138, see "Accounting Changes."

H)  FOREIGN CURRENCY TRANSLATION

     For purposes of these consolidated financial statements, the U.S. dollar is the reporting currency. The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, Foreign Currency Translation. Substantially all assets and liabilities of the Company and all non-U.S. subsidiaries are translated at year end exchange rates, while revenues and expenses are translated at exchange rates prevailing during the year. Adjustments for foreign currency translation fluctuations are excluded from earnings and are included in other comprehensive income.

     Gains and losses resulting from the translation of intercompany borrowings, which are not considered equity investments, are included in selling, general and administrative expense. Transaction gains (losses) amounted to $18,370, $2,299 and $366 for 2000, 1999 and 1998, respectively.

I)   REVENUE RECOGNITION POLICY

     Health care revenues are recognized on the date services and related products are provided and the payor is obligated to pay at amounts estimated to be received under reimbursement arrangements with these third party payors. Medicare and Medicaid programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Most non-governmental payors, including contracted managed care payors, are billed at our standard rates for services net of contractual allowances to reflect the estimated amounts to be received under reimbursement arrangements with these payors.

     Product revenues are recognized when title to the product passes to the customers either at the time of shipment, upon receipt by the customer or upon any other terms that clearly define passage of title. As product returns are not typical, no return allowances are established. In the event a return is required, the appropriate reductions to sales, accounts receivables and cost of sales are made.

J)   RESEARCH AND DEVELOPMENT EXPENSES

     Research and development expenses are expensed as incurred.

K)  INCOME TAXES

     In accordance with SFAS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Prior to the German tax law change in 2000, deferred taxes in Germany were calculated using the "undistributed earnings" tax rate. (see
Note 12)

L)   IMPAIRMENT

     In accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, the Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. The Company considers various valuation factors including discounted cash flows, fair values and replacement costs to assess any impairment of goodwill and other long lived assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

M)  DEBT ISSUANCE COSTS

     Costs related to the issuance of debt are amortized over the term of the related obligation.

N)  SELF INSURANCE PROGRAMS

     A major subsidiary of the Company is self-insured for professional, product and general liability, auto and worker's compensation claims up to predetermined amounts above which third party insurance applies. Estimates are made for both reported and incurred but not reported claims.

O)  USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

P)  CONCENTRATION OF CREDIT RISK

     The Company is engaged in the manufacture and sale of products for all forms of kidney dialysis, principally to health care providers throughout the world, and in providing kidney dialysis treatment, clinical laboratory testing and other medical ancillary services. The Company performs ongoing evaluations of its customers' financial condition and, generally, requires no collateral.

     A significant percentage of the Company's health care services revenues are paid by and subject to regulations under governmental programs, primarily Medicare and Medicaid, health care programs administered by the United States government.

Q)  EARNINGS PER PREFERENCE SHARE AND ORDINARY SHARE

     Basic net income (loss) per Preference share and basic net income (loss) per Ordinary share for all years presented have been calculated using the two-class method required under U.S. GAAP based upon the weighted average number of Ordinary and Preference shares outstanding. Basic earnings per share are computed by dividing net income less preference amounts and distributions earned by convertible investment securities by the weighted average number of Ordinary shares and Preference shares outstanding during the year. Diluted earnings per share include the effect of all potentially dilutive Ordinary shares and Preference shares that would have been outstanding during the year.

     The convertible investment securities (see Note 16) and awards granted under the FMC stock incentive plans (see Note 17), are potentially dilutive equity instruments.

R)   STOCK OPTION PLANS

     The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price on the measurement date. For stock incentive plans which are performance based, the Company recognizes compensation expense over the vesting periods, based on the then current market values of the underlying stock. In addition, the Company has adopted the disclosure only provisions required by SFAS No. 123, Accounting for Stock-Based Compensation.

S)   RECENT PRONOUNCEMENTS AND ACCOUNTING CHANGES

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for financial derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The statement also provides the criteria for determining whether a derivative may be specifically designated as a hedge of a particular exposure with the intent of measuring the effectiveness of that hedge in the statement of operations. In June 2000, the Financial Accounting Standards Board issued SFAS No. 138, which amended certain provisions of SFAS 133, including allowing foreign-currency denominated assets and liabilities to qualify for hedge accounting, permitting the offsetting of certain inter-entity foreign currency exposures that reduce the need for third party derivatives and redefining the nature of interest rate risk to avoid sources of ineffectiveness. The Company is adopting SFAS 133, and the corresponding amendments under SFAS 138 effective as of January 1, 2001.

     After adoption, gains and losses in fair value of recognized assets and liabilities and firm commitments of operating transactions as well as gains and losses on derivative financial instruments designated as fair value hedges of these recognized assets and liabilities and firm commitments will be recognized currently in earnings.

     After adoption, changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted transactions will be reported in accumulated other comprehensive income. These amounts will subsequently be reclassified into earnings, as a component of the forecasted transaction, in the same period as the forecasted transaction affects earnings.

     The adoption of SFAS 133, as amended by SFAS 138, results in the recording of assets related to forward currency contracts of approximately $13,072. The offset to this transition adjustment will be recorded to other comprehensive income at an amount of $1,465 and to net income at an amount of $11,607. Because of corresponding entries concerning the hedged items, the net effect on earnings will be immaterial. Additionally, a liability for interest rate swaps of approximately $25,146 will be recorded. The offset will be recorded to other comprehensive income.

     In December 1999, the United States Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 provides the SEC staff's views in applying generally accepted accounting principles to selected revenue recognition issues, as well as examples of how the SEC staff applies revenue recognition guidance to specific circumstances. In June 2000, SAB 101B was issued by the SEC further delaying the implementation date for SAB 101 until the fourth quarter of the fiscal year beginning after December 15, 1999. The impact of the adoption of SAB 101 is not significant.

     In May 2000, the Emerging Issues Task Force ("EITF") issued EITF 00-014, Accounting for Certain Sales Incentives, which establishes accounting for point of sales coupons, rebates, and free merchandise. This EITF requires that an entity report these sales incentives that reduce the price paid to be netted directly against revenues. EITF 00-014 is effective no later than the fourth quarter of the fiscal year beginning after December 15, 1999. The impact of the adoption of EITF-00-14 is not significant.

     In March 2000, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion 25. The effects of applying this interpretation are required to be recognized on a prospective basis from July 1, 2000. The application of this interpretation did not have a material effect on our financial position or results of operations.

     In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which replaces SFAS No. 125. SFAS No. 140 provides the accounting and reporting standards for securitizations and other transfers of financial assets and collateral. These standards are based on consistent application of a financial-components approach that focuses on control. This Statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 140 is effective for transfers after March 31, 2001 and is effective for disclosures about securitizations and collateral for fiscal years ending after December 15, 2000. There is no impact for the adoption of SFAS No. 140

     In April 1998, Statement of Position No. 98-5, Reporting on the Costs of Start-up Activities ("SOP 98-5"), was issued by the Accounting Standards Executive Committee (AcSEC) of the AICPA and was adopted by the Company, effective January 1, 1998. SOP 98-5 requires that the costs of start-up activities, including organization costs, which have been previously capitalized, should be expensed as incurred. As a result of the adoption of SOP 98-5, deferred start-up activities in the amount of $11,279 as of January 1, 1998, have been recognized as a cumulative effect of a change in accounting, net of related tax benefit of $4,690, in the consolidated statements of earnings for the year ended December 31, 1998. Costs for start-up activities are expensed as incurred beginning in 1998.

2.   SPECIAL CHARGE FOR SETTLEMENT

     On January 18, 2000, Fresenius Medical Care Holdings, Inc. ("FMCH"), National Medical Care, Inc. and certain other affiliated companies executed definitive agreements with the United States Government to settle (i) matters concerning violations of federal laws then under investigation and (ii) National Medical Care, Inc.'s claims with respect to outstanding Medicare receivables for intradialytic parenteral nutrition therapy (collectively, the "Settlement").

     Under the Settlement with the U.S. government, FMCH made initial cash payments of approximately $286 million and entered into a note payable for the remainder of the payment obligations. Interest on installment payments to the U.S. government will accrue at 6.3% on approximately $51 million of the obligation and at 7.5% annually on the balance, until paid in full. The note payable to the U.S. government and the amounts due to the Company for the outstanding Medicare receivables have been classified in the balance sheet based on their expected settlement dates.

     Under the terms of the note payable, the remaining obligation is payable in six quarterly installments that began in April 2000 and end in July 2001. The first four quarterly installments were paid in the amount of approximately $35 million each, including interest at 7.5%. The first three of these four payments were made in April, July and October 2000 and the fourth installment was made in January 2001. The final two installments of approximately $28 million each, including interest at 6.3%, will be paid in April and July 2001, respectively. In addition, the Company received approximately $59 million from the U.S. government related to the Company's claims for outstanding Medicare receivables. The Company received $54 million in 2000 and a final payment of $5 million in February 2001.

     In connection with the Settlement, the Company amended the letter of credit that National Medical Care delivered to the U.S. government in 1996 from $150 million to $190 million and, under the Settlement, the letter of credit will be reduced as installment payments are made to the Government. At December 31, 2000, the letter of credit was reduced to $89 million.

3.   RELATED PARTY TRANSACTIONS

A)  SHARED SERVICES

     Fresenius AG, the majority shareholder, historically provided services to and incurred costs on behalf of the Company. The Company entered into service agreements with Fresenius AG and certain affiliates of Fresenius AG to continue to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, legal and environmental consultation and administration insurance, central purchasing, tax services, treasury services, and accounting and reporting. In the opinion of management, such expenses are indicative of the actual expenses that would have been incurred if the Company had been operating as an independent entity.

     For the years 2000, 1999 and 1998, amounts charged from Fresenius AG to FMC under the terms of the agreement are $19,947, $16,387 and $21,298, respectively. FMC also provides certain services to FAG and certain affiliates of FAG, including research and development, plant administration, patent administration and warehousing. FMC charged amounts of $9,984, $6,821 and $5,233 for services rendered to Fresenius AG in 2000, 1999 and 1998, respectively.

     Related party transactions pertaining to services performed between affiliated entities are recorded as accounts receivable or payable to related parties. At December 31, 2000 and 1999 FMC had accounts receivable from related parties of $46,117 and $49,129, respectively. The FMC accounts payable to related parties at December 31, 2000 and 1999 were $77,823 and $89,453, respectively.

     Under operating lease agreements entered into in conjunction with the formation of Fresenius Medical Care, FMC will pay Fresenius AG approximately
DM 16,800 (E 8,590) per year. The lease amounts escalate annually, based upon published indices in Germany. Converted to USD, this amounts to approximately, $9,472, $10,642 and $10,101 during 2000, 1999 and 1998, respectively. The leases expire in 2005 with options for renewal.

B)  FINANCING PROVIDED BY FRESENIUS AG

     At December 31, 2000, the Company had short-term loans outstanding of $215,934, of which $209,000 bore interest at rates varying between 7.35% and 7.38%. The remaining loans bore interest at a rate of approximately 4%. At December 31, 1999, the Company had short-term loans outstanding of $330,000 at varying interest rates between 7.06% and 7.44%. The funds were used primarily to reduce long-term debt. At December 31, 2000, the loans were due at various dates throughout the first quarter of 2001 and have subsequently been extended to various dates through June 6, 2001. Interest expense on these borrowings was, $18,571, $13,037 and $1,096 for the years 2000, 1999 and 1998, respectively.

C)   PRODUCTS

     During the years ended December 31, 2000, 1999, and 1998, the Company recognized sales of $28,076, $28,563 and $13,237, respectively, to non-FMC businesses of Fresenius AG. During 2000, 1999 and 1998, the Company made purchases from Fresenius AG and affiliates in the amount of $25,547, $30,056 and $29,822, respectively.

D)  OTHER

     During 1999, the Company granted to a member of the Management Board a five year unsecured loan of $2,000 with interest at 6.0% per annum. Only interest is due during the first four years of the term, with both principal and interest due in the fifth year. The Company may call the loan at any time and can be repaid without penalty, at any time during the period of the loan.

     A member of the Company's Supervisory board is a partner in a law firm which provided services to the Company. The Company paid the law firm approximately $580, $107, and $254 in 2000, 1999 and 1998, respectively.

     A member of the Company's Supervisory Board is the chairman of the management board of a bank that served as one of two joint global coordinators of a public offering of Preference shares conducted by the Company in 2000. The Company paid the bank a total of $10,438 in underwriting discounts and commissions.

     The Chairman of the Company's Supervisory Board and former Chief Executive Officer of FMC are members of the Management Board of Fresenius AG, the majority holder of FMC's Ordinary shares.

4.   ACQUISITIONS

     The Company acquired certain health care facilities and clinical laboratories for a total consideration of $288,144, $110,788, and $264,740 in 2000, 1999 and 1998, respectively. In 2000, consideration consisted of cash of $274,530 and notes for $13,614. Acquisitions in 2000 include the purchase of substantially all of the international and non-continental U.S. operations of Total Renal Care Holdings, Inc. ("TRC"). The purchase price for these operations was $145,000. Additionally the Company agreed to acquire TRC's Puerto Rico operations. That acquisition is subject to regulatory approval and third party consents. In connection with the Puerto Rico acquisition the Company paid a $10 million non-refundable deposit. In 1999, consideration consisted of cash of $101,326 and notes for $9,462. In 1998, the consideration consisted of cash of $222,935 and convertible investment securities of $41,805. These acquisitions have been accounted for as purchase transactions and, accordingly, are included in the results of operations from the dates of acquisition. The excess of the total acquisition costs over the fair value of the tangible net assets acquired was $196,000, $94,000 and $243,000 for 2000, 1999 and 1998, respectively.

5.   DISCONTINUED OPERATIONS

     Effective June 1, 1998, the Company classified its Homecare/Non-renal Diagnostics businesses as discontinued operations. The sale of the Non-renal Diagnostics business was completed on June 26, 1998 while the sale of the Homecare business was completed on July 29, 1998. In connection with the sale of Homecare, the Company retained the assets and the operations associated with the delivery of IDPN and recorded, for accounting purposes, its activity as part of discontinued operations for the periods through June 30, 1998.

Subsequent to June 30, 1998, the Company has recorded no IDPN revenues and any incidental expenses have been included in continuing operations. Since it has exited this business, the Company provides those services only to existing physicians' patients for whom this therapy is prescribed. The Company has recorded net after tax losses of $9,000 from operations of discontinued businesses and $97,000 from the disposal of these businesses for the year ended December 31, 1998. The net loss on the disposal of these businesses and their results of operations have been accounted for as discontinued operations.

     IDPN receivables of $153,500 which had been included in the retained assets of discontinued operations were resolved as part of the settlement agreements with the U.S. Government relating to the OIG investigations (see Note 2). As a result, a $94,300 write off was taken against these receivables. The remaining receivables have been classified separately on the balance sheet and were collected from the U.S. Government.

Discontinued Operations -- Results of Operations

     The revenue and results of operations of the discontinued operations in 1998 were as follows:

                                                                1998
                                                              ---------
Net revenue.................................................  $ 120,940
Cost of revenue.............................................     73,950
                                                              ---------
  Gross profit..............................................     46,990
Selling, general and administrative.........................     61,202
                                                              ---------
Loss from operations of discontinued businesses before
  income tax benefit........................................    (14,212)
Income tax benefit..........................................     (5,543)
                                                              ---------
Loss from operations of discontinued businesses.............     (8,669)
                                                              ---------
Loss on disposal before income tax benefit..................   (140,000)
Income tax benefit..........................................    (42,772)
                                                              ---------
Loss on disposal............................................    (97,228)
Loss from discontinued operations...........................  $(105,897)
                                                              =========

6.   SALE OF ACCOUNTS RECEIVABLE

     National Medical Care, Inc. ("NMC"), a subsidiary of the Company, has an asset securitization facility (the "accounts receivable facility") whereby receivables of NMC and certain affiliates are sold to NMC Funding Corporation (the "Transferor"), a wholly-owned subsidiary of NMC, and subsequently the Transferor transfers and assigns percentage ownership interests in the receivables to certain bank investors. NMC Funding Corporation is not consolidated as it does not meet the control criteria of SFAS 125. The amount of the accounts receivable facility was last amended on October 26, 2000, when the Company increased the accounts receivable facility to $500,000, and extended its maturity to October 25, 2001.

     At December 31, 2000 and 1999, $445,000 and $335,000, respectively, had been received pursuant to such sales and are reflected as reductions to accounts receivable. The Transferor pays interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. The effective interest rate was approximately 6.59% at year-end 2000. Under the terms of the agreement, new interests in accounts receivable are sold as collections reduce previously sold accounts receivable. The costs related to such sales are expensed as incurred and recorded as interest expense and related financing costs. There were no gains or losses on these transactions.

7.   INVENTORIES

     As of December 31, inventories consisted of the following

                                                                2000        1999
                                                              --------    --------
Raw materials and purchased components......................  $ 73,244    $ 61,624
Work in process.............................................    22,231      21,834
Finished goods..............................................   160,358     168,193
Health care supplies........................................    64,401      49,651
                                                              --------    --------
  Inventories...............................................  $320,234    $301,302
                                                              ========    ========

     Under the terms of certain (unconditional) purchase agreements, the Company is obligated to purchase approximately $165,000 of materials, of which $90,000 is committed at December 31, 2000 for fiscal year 2001. The terms of these agreements run 2 to 5 years. Inventories as of December 31, 2000 include approximately $25,800 of EPO which is supplied by a single source supplier in the United States. Delays, stoppages, or interruptions in the supply of EPO could adversely affect the operating results of the Company. In 2000, revenues from EPO accounted for approximately 22% of total revenue in the North America segment and approximately 23% of dialysis care revenue world-wide.

8.   PROPERTY, PLANT AND EQUIPMENT

     As of December 31, property, plant and equipment consisted of the following:

                                                                   2000          1999
                                                                ----------    ----------
Land and improvements.......................................    $   21,477    $    9,717
Buildings and improvements..................................       386,568       336,782
Machinery and equipment.....................................       691,607       620,024
Machinery, equipment and rental equipment under capitalized
  leases....................................................        17,507        24,001
Construction in progress....................................        90,184        48,832
                                                                ----------    ----------
                                                                 1,207,343     1,039,356
Accumulated depreciation and amortization...................      (468,350)     (397,235)
                                                                ----------    ----------
Property, plant and equipment, net..........................    $  738,993    $  642,121
                                                                ==========    ==========

     Depreciation and amortization expense for property, plant and equipment amounted to $130,278, $131,623, and $130,628 for the years ended December 31, 2000, 1999, and 1998, respectively.

     Included in property, plant and equipment as of December 31, 2000, 1999 and 1998 were $36,853, $36,015 and $36,996, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases. Identification of the rental income from the Company's leasing activities is not practicable as the Company's return on the machines is received through contractual arrangements whereby a premium is charged for other support equipment sold during the life of the lease.

     Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $7,358, $14,330 and $10,785 at December 31, 2000, 1999 and 1998, respectively.

9.   INTANGIBLE ASSETS

     As of December 31, intangible assets consisted of the following:

                                                                 2000          1999
                                                              ----------    ----------
Goodwill....................................................  $3,252,335    $3,114,063
Patient relationships.......................................     198,147       180,067
Patents.....................................................     252,336       252,923
Distribution rights.........................................       7,619         4,349
Other.......................................................     387,589       354,400
                                                              ----------    ----------
                                                               4,098,026     3,905,802
Accumulated amortization....................................    (622,970)     (467,046)
                                                              ----------    ----------
  Intangible assets, net....................................  $3,475,056    $3,438,756
                                                              ==========    ==========

     Amortization expense for intangible assets amounted to $160,604, $151,735, and $147,616 for the years ended December 31, 2000, 1999, and 1998, respectively.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     As at December 31, accrued expenses and other current liabilities consisted of the following:

                                                                2000        1999
                                                              --------    --------
Accrued operating expenses..................................  $ 49,012    $ 68,599
Accrued legal and compliance costs..........................     3,314      12,991
Accrued insurance...........................................    47,074      54,518
Accrued salaries and wages..................................    87,016      75,163
Accounts receivable credit balances.........................    38,215      48,932
Accrued interest............................................    26,926      25,429
Accrued restructuring.......................................     3,450       2,472
Accrued physician compensation..............................    17,649      17,721
Bonus and incentive plan compensation.......................     2,489       2,746
Withholding tax and VAT.....................................    24,138      17,294
Commissions.................................................    12,231      10,406
Deferred income.............................................     6,764       5,770
Bonuses and rebates.........................................     7,331       9,303
Accrued other costs related to Settlement...................     4,986      20,577
Other.......................................................    61,045      43,140
                                                              --------    --------
Total accrued expenses and other current liabilities........  $391,640    $415,061
                                                              ========    ========

11. DEBT AND CAPITAL LEASE OBLIGATIONS

     Short-term borrowings from third parties of $106,592, and $96,383 at December 31, 2000, and 1999, respectively, represent amounts borrowed by certain of the Company's subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2000, and 1999 was 6.0% and 4.6%, respectively. For information regarding short-term borrowings from affiliates, see Note 3b.

     Excluding amounts available under the senior credit agreement (as described below), at December 31, 2000, FMC had $24,291 available under such commercial bank agreements. These lines of credit are generally secured by the Company's accounts receivable and contain various covenants including, but not limited to, requirements for maintaining defined levels of working capital, net worth, capital expenditures and various financial ratios.

     As of December 31, long-term debt and capital lease obligations consisted of the following:

                                                                2000         1999
                                                              ---------    ---------
Senior credit agreement.....................................  $ 732,500    $ 738,150
Capital leases..............................................      6,808        8,067
Other.......................................................     86,755       55,043
                                                              ---------    ---------
                                                                826,063      801,260
Less current maturities.....................................   (168,231)    (147,484)
                                                              ---------    ---------
                                                              $ 657,832    $ 653,776
                                                              =========    =========

SENIOR CREDIT AGREEMENT

     The Company is party to a bank agreement dated September 27, 1996 (hereafter "senior credit agreement") with the Bank of America, N.A., The Bank of Nova Scotia, The Chase Manhattan Bank, Dresdner Bank Aktiengesellschaft and certain other lenders (collectively, the "Lenders"), as amended, pursuant to which the Lenders have made available to the Company and certain subsidiaries and affiliates an aggregate of $2,000,000 through two credit facilities:

     - a revolving credit facility of up to $1,000,000 (of which up to $250,000 is available for letters of credit, up to $450,000 is available for borrowings in certain non-U.S. currencies, up to $50,000 is available as swing lines in U.S. dollars and up to $20,000 is available as swing lines in certain non-U.S. currencies) for up to seven years expiring on September 30, 2003

     - a term loan facility of $1,000,000 for up to seven years, also expiring September 30, 2003. The terms of the senior credit agreement relating to the term loan facility require payments that permanently reduce the term loan facility. The repayment began in the fourth quarter of 1999 and will continue quarterly until the final maturity of the agreement in 2003.

     Loans under this senior credit agreement bear interest at a base rate determined in accordance with the agreement, or at LIBOR, plus in either case an applicable margin. A fee is payable to the Lenders equal to a percentage per annum (initially 0.375%) of the portion of the senior credit agreement not used.

     In addition to scheduled principal payments, the senior credit agreement will be reduced by certain portions of the net cash proceeds from certain sales of assets, sales of accounts receivable and the issuance of subordinated debt and equity securities. Prepayments are permitted at any time without penalty, except in certain defined periods. The senior credit agreement contains customary affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions, mainly related to dividends. Under the terms of the agreement the Company is restricted as to the level of dividends that can be paid in any calendar year, which was $78,000 in 2000. The Company's dividend distribution in 2000 was $51,229. Dividends from Fresenius Medical Care Holdings, Inc., a wholly owned subsidiary, are limited as a result of a restriction on dividends from its subsidiary, National Medical Care, Inc, and its subsidiaries. The restriction limits National Medical Care dividends to 50% of its consolidated net income of the preceding year. National Medical Care had losses in 1999 as a result of a special charge (see Note 2) and losses in 1998 from discontinued operations (see Note 5).

     In December 1999, the Company amended certain covenants including, among other things, financial ratios contained in its senior credit facility that would have been affected by the impact of the Settlement (see Note 2). At December 31, 2000 the Company was in compliance with all such covenants.

     On September 21, 2000 the senior credit agreement was amended in order to increase the facility for accounts receivable securitization and some other facilities. The Lenders also agreed that the proceeds of the Preference share offerings during 2000 (see Note 16) did not trigger repayment obligations on the term loan, but may be used for capital expenditures and acquisitions.

     At December 31, 2000, the Company had approximately $698,000 of additional borrowing capacity available under the revolving credit facility of the senior credit agreement, including approximately $103,000 for additional letters of credit. No further borrowings are available under the term loan facility.

     On January 18, 2000, the Company increased the amount of the letter of credit that National Medical Care delivered to the U.S. Government in 1996 from $150,000 to $190,000. Under the Settlement agreement, the letter of credit will be reduced as installment payments are made to the government. At December 31, 2000, the letter of credit was $89,000.

     Aggregate annual payments applicable to the senior credit agreement, term loan, capital leases and other borrowings for the five years subsequent to December 31, 2000 (excluding borrowings underlying the Company's trust preferred securities (see Note 14) are:

2001........................................................  $168,231
2002........................................................   159,474
2003........................................................   439,950
2004........................................................     8,100
2005........................................................     7,632
Thereafter..................................................    42,676
                                                              --------
                                                              $826,063
                                                              ========

12. INCOME TAXES

     Income (loss) from continuing operations before income taxes, minority interest, and cumulative effect of accounting change is attributable to the following geographic locations:

                                                               2000        1999         1998
                                                             --------    ---------    --------
Germany....................................................  $106,475    $  93,653    $ 70,877
United States..............................................   220,176     (408,060)    118,574
Other......................................................    78,058       55,497      79,986
                                                             --------    ---------    --------
                                                             $404,708    $(258,910)   $269,437
                                                             ========    =========    ========

     Income tax expense (benefit) for the years ended December 31, consisted of the following:

                                                                2000        1999        1998
                                                              --------    --------    --------
Current:
  German corporation and trade income taxes.................  $ 66,754    $ 43,876    $ 23,990
  United States income taxes................................    23,132      12,088      54,600
  Other income taxes........................................    29,971      28,797      22,246
                                                              --------    --------    --------
                                                               119,857      84,761     100,836
                                                              --------    --------    --------
Deferred:
  Germany...................................................   (14,902)        791      15,281
  United States.............................................    81,553     (92,907)     16,800
  Other income taxes........................................     3,264      (5,389)      2,449
                                                              --------    --------    --------
                                                                69,915     (97,505)     34,530
                                                              --------    --------    --------
                                                              $189,772    $(12,744)   $135,366
                                                              ========    ========    ========

     In 2000, the German government enacted new tax legislation which, among other changes, will reduce the Company's statutory corporate tax rate for German companies from 40% on retained earnings and 30% on distributed earnings to a uniform 25%, effective for the Company's year beginning January 1, 2001. In 1999, various changes to the German corporation tax law were made effective, including the reduction of the tax rate applied to undistributed earnings from 45% to 40%. The effects of the reductions in the tax rate and other tax law changes on the deferred tax assets and liabilities of the Company's German companies were recognized in the year of enactment and resulted in deferred tax benefit for 2000 and 1999 of $2,227 and $850, respectively.

     Prior to the 2000 tax law changes becoming effective, German corporation tax law applied a splitrateimputation system to the income taxation of a corporation and its shareholders. Upon distribution of retained earnings in the form of a dividend, shareholders subject to German tax received a credit for corporation taxes paid by the corporation on such distributed earnings. In addition, the corporation received a tax refund to the extent such earnings had been initially subjected to a corporation income tax in excess of 30%. The tax refund was also distributable to the shareholder.

     In general, prior to 2001 retained (undistributed) German corporate income was initially subject to a federal corporation income tax currently at a rate of 40% for 2000 (40% for 1999 and 45% for 1998) plus a surcharge of 5.5% for each year on federal corporate taxes payable. Giving effect to the surcharge, the federal corporate tax rate was 42.2% for 2000 (42.2% in 1999 and 47.475% in 1998). Upon distribution of certain retained earnings generated in Germany to stockholders, the corporate income tax rate on the earnings was adjusted to 30%, plus a solidarity surcharge of 5.5%, for a total of 31.65% for each year, by means of a refund for taxes previously paid. Under the new German corporate tax system, during a 15 year transition period beginning on January 1, 2001, the Company will continue to receive a refund or pay additional taxes on the distribution of retained earnings which existed as of December 31, 2000.

     The income tax expense reflects the actual amount of distribution of that year's earnings of the German operations. As such, the refund of tax described above is reflected in the income tax expense reconciliation presented below.

     For the years ended December 31, 2000, 1999, and 1998 income tax expense differed from the amounts computed by applying the German federal corporation income tax rate of 42.2% for both 2000 and 1999 and 47.475% for 1998 to income before income taxes, minority interest and cumulative effect of accounting change as a result of the following:

                                                               2000        1999         1998
                                                             --------    ---------    --------
Computed "expected" income tax (benefit) expense at the
  undistributed earnings rate..............................  $170,786    $(109,260)   $127,929
Dividend distributions credit..............................    (9,077)          --          --
Trade income taxes, net of German federal corporation
  income tax benefit.......................................    12,688        8,758       8,351
Amortization of non-tax deductible goodwill................    28,380       28,057      30,999
Foreign tax rate differential..............................   (20,811)      (2,687)    (27,799)
Non-deductible portion of special charge for Settlement....        --       71,622          --
Other......................................................     7,805       (9,234)     (4,114)
                                                             --------    ---------    --------
Provision for income taxes.................................  $189,772    $ (12,744)   $135,366
                                                             ========    =========    ========
Effective tax rate.........................................      46.9%        -4.9%       50.2%
                                                             ========    =========    ========

     The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31 are presented below:

                                                                2000         1999
                                                              ---------    ---------
Deferred tax assets:
Accounts receivable, primarily due to allowance for doubtful
  accounts..................................................  $  28,083    $  27,844
Inventory, primarily due to additional costs capitalized for
  tax purposes, and inventory reserve accounts..............     23,479       21,427
Accrued expenses and other liabilities for financial
  accounting purposes, not currently tax deductible.........    119,439      141,123
Capital leases, principally due to capitalization of costs
  for tax purposes..........................................        955        1,839
Settlement..................................................      5,302       92,469
Net operating loss carryforwards............................     30,546       21,807
Other.......................................................      5,821        1,895
                                                              ---------    ---------
Total deferred tax assets...................................  $ 213,625    $ 308,404
Less: valuation allowance...................................     (9,292)      (6,360)
                                                              ---------    ---------
Net deferred tax assets.....................................  $ 204,333    $ 302,044
                                                              ---------    ---------
Deferred tax liabilities:
Accounts receivable, primarily due to allowance for doubtful
  accounts..................................................  $   3,526    $   4,553
Inventory, primarily due to inventory reserve accounts for
  tax purposes..............................................      5,329        6,262
Accrued expenses and other liabilities deductible for tax
  prior to financial accounting recognition.................     31,037       40,365
Plant and equipment, principally due to differences in
  depreciation..............................................    154,605      169,813
Other.......................................................      2,991        2,480
                                                              ---------    ---------
Total deferred tax liabilities..............................    197,488      223,473
                                                              ---------    ---------
Net deferred tax asset......................................  $   6,845    $  78,571
                                                              =========    =========

     During 2000 and 1999, the valuation allowance increased by $2,932 and $1,020, respectively, primarily attributable to losses, principally arising in Japan, and partially offset by utilization of operating losses.

     At December 31, 2000 the Company had approximately $83,607 of net operating losses, of which $3,568 will expire in 2001, $4,395 in 2002, $5,002 in 2003,
$4,387 in 2004, $13,746 in 2005, $14,336 in 2018, $3,812 in 2019 and $3,352 in
2020. Substantially all of the remaining $31,009 of net operating losses are not subject to an expiration period.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2000.

     Provision has not been made for additional taxes on approximately $102,000 undistributed earnings of foreign subsidiaries. The majority of these earnings have been, and will continue to be, reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends. The Company estimates that the distribution of these earnings would result in $6,396 of additional withholding and corporation income taxes.

INTRAPERIOD TAX ALLOCATION

     Income tax expense was allocated among the following items as follows:

                                                                2000        1999        1998
                                                              --------    --------    --------
Continuing operations.......................................  $189,772    $(12,744)   $135,366
Operations of discontinued operations.......................        --          --      (5,543)
Disposal of discontinued businesses.........................        --          --     (42,772)
                                                              --------    --------    --------
Total income tax expense....................................  $189,772    $(12,744)   $ 87,051
                                                              ========    ========    ========

13. EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT PENSION PLANS

     Plan benefits are generally based on employee years of service and final salary. Consistent with normal business custom in the Federal Republic of Germany, FMC's pension obligations in Germany are unfunded. In the United States, substantially all U.S. employees are covered by National Medical Care's non-contributory, defined benefit pension plan. Each year, National Medical Care contributes to this plan at least the minimum amount required by law. Plan assets consist principally of publicly traded common stock, fixed income securities and cash equivalents. In addition, National Medical Care also sponsors a supplemental executive retirement plan to provide certain key executives with benefits in excess of normal pension benefits.

     The following provides a reconciliation of benefit obligations, plan assets, and funded status of the plans. Benefits paid as shown in the reconciliation of plan assets include only benefit payments from the Company's funded benefit plans.

                                                               2000        1999        1998
                                                             --------    --------    --------
Change in benefit obligation:
Benefit obligation at beginning of year....................  $111,753    $111,832    $ 88,713
Translation loss (gain)....................................    (1,748)     (3,611)      1,432
Service cost...............................................    11,465      10,040       8,905
Interest cost..............................................     8,148       7,300       6,418
Amendments.................................................        --          (5)         --
Transfer of plan participants..............................        (6)      3,706          28
Actuarial loss (gain)......................................     5,940     (15,826)      9,400
Divestitures...............................................        --          --      (1,717)
Benefits paid..............................................    (3,103)     (1,683)     (1,347)
                                                             --------    --------    --------
Benefit obligation at end of year..........................  $132,451    $111,753    $111,832
                                                             ========    ========    ========
Change on plan assets:
Fair value of plan assets at beginning of year.............  $ 86,794    $ 77,019    $ 65,088
Actual return on plan assets...............................    (2,098)     11,179      13,218
Benefits paid..............................................    (2,748)     (1,404)     (1,287)
                                                             --------    --------    --------
Fair value of plan assets at end of year...................  $ 81,948    $ 86,794    $ 77,019
                                                             ========    ========    ========
Funded Status:.............................................  $(50,503)   $(24,961)   $(34,813)
Unrecognized net gain......................................   (12,593)    (31,441)    (11,821)
Unrecognized prior service cost............................        (4)         (4)         --
Unrecognized transition obligation.........................       226         326         475
                                                             --------    --------    --------
Accrued benefit costs......................................  $(62,875)   $(56,079)   $(46,159)
                                                             ========    ========    ========

                                                               2000        1999        1998
                                                             --------    --------    --------
Weighted -- average assumptions as of December 31,
Discount rate..............................................     7.30%       7.28%       6.59%
Expected return of plan assets.............................     9.70%       9.70%       9.70%
Rate of compensation increase..............................     4.90%       4.60%       4.60%
Components of net period benefit cost:
Service cost...............................................  $ 11,465    $ 10,040    $  8,905
Interest cost..............................................     8,148       7,300       6,418
Expected return on plan assets.............................    (8,345)     (7,401)     (6,430)
Amortization of transition obligation......................        75          87          56
Amortization unrealized losses.............................        --          61          --
Amortization of prior service cost.........................        (1)         (1)         --
Recognized net (gain)/loss.................................    (2,429)       (520)       (857)
Curtailment net gain.......................................        --          --      (1,717)
                                                             --------    --------    --------
Net periodic benefit costs.................................  $  8,913    $  9,566    $  6,375
                                                             ========    ========    ========

     In addition to the principal pension plans, certain of the Company's other subsidiaries offer separate retirement plans. The total accrued pension cost for these plans was $7,095, $5,499, and $3,600 at December 31, 2000, 1999 and 1998,
respectively. The Company does not provide any postretirement benefits to its employees other than those provided under its pension plans and supplemental executive retirement plan.

DEFINED CONTRIBUTION PLANS

     National Medical Care and FUSA sponsor defined contribution plans. Total contributions for the years ended December 31, 2000, 1999 and 1998 were $8,786, $7,298 and $7,195, respectively.

14. MANDATORILY REDEEMABLE TRUST PREFERRED SECURITIES

     In November 1996, the Company, through Fresenius Medical Care Capital Trust (the "1996 Trust"), a statutory business trust organized under the laws of the State of Delaware, issued $360,000 of 9% Trust Preferred Securities (the "Trust Securities"). FMC owns all of the common securities of the 1996 Trust. The sole asset of the Trust is $360,500 aggregate principal amount of 9% Senior Subordinated Debentures due 2006 of FMC Trust Finance S.a.r.l. Luxembourg, a wholly owned subsidiary of the Company ("Luxco"), and related guarantees by the Company, Fresenius Medical Care Deutschland GmbH ("D-GmbH") and Fresenius Medical Care Holdings, Inc. ("FMCH"); D-GmbH and FMCH being the "Subsidiary Guarantors". (See Note 23 "Supplemental Condensed Combining Information.") The Trust Securities are guaranteed by FMC through a series of undertakings by the Company and the Subsidiary Guarantors.

     The Trust Securities entitle the holders to distributions payable at an annual rate of 9% of the stated amount and are mandatorily redeemable on December 1, 2006. The holders of the Trust Securities are entitled upon liquidation of the 1996 Trust to a distribution equal to the stated amount of the Trust Securities. Except in limited circumstances, the holders of the Trust Securities have no voting rights.

     Luxco has the right to redeem the 9% Senior Subordinated Debenture, in whole or in part, at any time or from time to time after December 1, 2001, at specified redemption prices plus accrued and unpaid interest. In connection with any such redemption, the 1996 Trust must redeem a like amount of Trust Securities.

     In February 1998, the Company, through Fresenius Medical Care Capital Trust II ("Trust II") and Fresenius Medical Care Capital Trust III ("Trust III", and collectively with Trust II, "the 1998 Trusts"), statutory business trusts created under the laws of the State of Delaware, issued $450,000 of 7 7/8 USD Trust Preferred Securities (the "Trust II Securities") and DM 300,000 of 7 7/8 DM Trust Preferred Securities (the "Trust III Securities" and, together with the Trust II Securities, the "Trust Preferred Securities"). FMC owns all of the common securities of the 1998 Trusts. The sole asset of Trust II is $450,450 aggregate principal amount of Luxco 7 3/8 USD Senior Subordinated Debentures due 2008 and related guarantees by the Subsidiary Guarantors. The sole asset of

Trust III is DM 300,300 aggregate principal amount of Luxco 7 3/8 DM Senior Subordinated Debentures due 2008 and related guarantees by the Subsidiary Guarantors. (See Note 23 "Supplemental Condensed Combining Information.") The Trust Preferred Securities are guaranteed by FMC through a series of undertakings by the Company and the Subsidiary Guarantors.

     The Trust II and Trust III Securities entitle the holders to distributions payable at the annual rate of 7 7/8 and 7 3/8, respectively, of the stated amount, and are mandatorily redeemable on February 1, 2008. The holders of the Trust Preferred Securities are entitled, upon liquidation of the 1998 Trusts, to a distribution equal to the stated amount of the Trust Preferred Securities. The Senior Subordinated Debentures issued by Luxco to the 1998 Trusts are not redeemable prior to February 1, 2008, except under specified circumstances. Except in limited circumstances, the holders of the Trust Preferred Securities have no voting rights.

15. MINORITY INTERESTS

     At December 31, minority interests were as follows:

                                                               2000       1999
                                                              -------    -------
FMCH Preferred Stock:
Preferred Stock, $100 par value
  6% Cumulative; 40,000 shares authorized; 36,460
     outstanding............................................  $ 3,646    $ 3,646
  8% Cumulative Class A; 50,000 shares authorized; 16,176
     outstanding............................................    1,618      1,618
  8% Noncumulative Class B; 40,000 shares authorized; 21,483
     outstanding............................................    2,148      2,148
Preferred Stock, $0.10 par value
  Noncumulative Class D; 100,000,000 shares authorized;
     89,062,316 outstanding.................................    8,906      8,906
                                                              -------    -------
Sub-total FMCH minority interest............................   16,318     16,318
Other minority interest.....................................    4,953      5,456
                                                              -------    -------
Total minority interest.....................................  $21,271    $21,774
                                                              =======    =======

     In conjunction with the formation of FMC, each holder of W.R. Grace common stock received one share of a Class D Preferred stock of Fresenius Medical Care Holdings for each share of stock previously held. The Class D Preferred stock entitles the holder to receive a one-time special dividend if (but only if) the cumulative adjusted cash flow to ordinary shareholders (defined as net income plus depreciation and amortization) from January 1, 1997 through December 31, 2001 exceeds $3.7 billion. If cumulative adjusted cash flow meets that threshold, 44.8% of any amount exceeding $3.7 billion will be distributed as a special dividend on the Fresenius Medical Care Holdings Class D Preferred Shares. Fresenius Medical Care Holdings must make a public announcement of the amount, if any, of the special dividend by May 1, 2002. Payment of a special dividend on the Class D Preferred Shares would commence in October 2002. For the period from January 1, 1997 through the end of 2000, cumulative adjusted cash flow for the purpose of the Class D Preferred Shares special dividend calculation was approximately $1.2 billion. Based upon the Company's cumulative adjusted cash flow at December 31, 2000 and its historical trend, the Company believes that it is unlikely that any special dividend will be paid. The Company has no obligation to contribute any amount to Fresenius Medical Care Holdings to enable it to pay any special dividend.

16. SHAREHOLDERS' EQUITY

     By resolution of the general meeting on June 10, 1998, our share capital was conditionally increased by up to DM 12,500, divided into 2,500,000 new non-voting Preference shares. This conditional capital increase may be effected only upon exercise of subscription rights granted under the FMC 98 Plan 2.

     The Company requested and received approval from its shareholders at the annual shareholder meeting on June 2, 1999, to change the currency of the Company's share capital from Deutsche Mark (DM) to euro to prepare for the transition by the European Community to euro which began January 1, 1999 and is scheduled for completion by mid 2002. The exchange rate for DM to euro was set at DM 1.95583 to E 1. As a result, the per share nominal value of the Company's Preference shares and Ordinary shares changed from DM 5 per share to

E 2.55646 per share. For convenience, shareholders approved an increase to the nominal value to E 2.56 resulting in a Capital Stock increase of E 280 ($290). The increase in value of capital stock was offset by a decrease in additional paid-in-capital. No new shares were issued for this revaluation. The effect of the conversion has been recognized retroactively in the shareholders' equity accounts on the balance sheets as of December 31, 1997 and in the consolidated financial statements. Shareholders' equity accounts have been restated to reflect the reclassification of an amount equal to the nominal value of the increase in Ordinary shares from additional paid in capital.

     In addition, the Company's shareholders approved a change in the dividend premium for the Preference shares from a percentage of the nominal value per share to an absolute amount. If dividends are declared, the Preference shareholder will receive E 0.06 per share more than the dividend for an Ordinary share, but no less than E 0.12 per share. In another matter approved by the shareholders, the Company's shares have been changed to no par value.

     On March 2, 2000, the Company issued 8,974,359 non-voting Preference shares to a limited number of institutional and other accredited investors in exchange for the investors' interests in Franconia Acquisition LLC, an entity formed to acquire dialysis clinics and other related businesses. For financial reporting purposes, the transaction, which generated net proceeds of approximately $344,000, has been accounted for as a financing at fair value. The investors have agreed not to effect sales or transfers of the Preference shares for a period of 24 months after issuance except as permitted by the contribution agreement. After this period, the investors will have rights to require, under specific conditions, that the Company register these Preference shares for sale under the Securities Act of 1933, as amended, and that the Company provide assistance to them in connection with public offerings of their Preference shares outside the United States.

     After giving effect to the issuance of 8,974,359 non-voting Preference shares in the Franconia transaction the remaining Approved Capital II amounted to E 29,533.

     By resolution of the annual general meeting on May 30, 2000, the authorization of the remaining Approved Capital I and Approved Capital II described above was revoked, however, the management board, with the approval of the supervisory board, was authorized to increase share capital by a maximum amount of:

     - E 30,720,000, corresponding to 12,000,000 Preference shares, by issuing new non-voting Preference shares for cash, new Approved Capital I.

     - E 20,480,000, corresponding to 8,000,000 Preference shares, by issuing new non-voting Preference shares for cash or against contributions in kind, new Approved Capital II.

     The authorizations of Approved Capital I and Approved Capital II are effective until May 29, 2005. Statutory preemptive rights will generally be available in connection with the issuance of Preference shares utilizing Approved Capital I, except for fractional amounts required to provide for a round issue amount and a subscription ratio without fractional amounts. The Company may exclude statutory preemptive rights in connection with the issuance of Preference shares using Approved Capital II if the shares are issued against a contribution in kind to acquire a company or an interest in a company or if the shares are issued for cash and the issue price is not materially lower than the price of the shares on the stock exchange.

     Under the German Stock Corporation Act, the shareholders of a stock corporation may empower the Management Board to issue shares in a specified aggregate nominal value not exceeding 50% of the issued share capital at the time of the passing of the resolution, in the form of Conditional Capital (bedingtes Kapital ) or Approved Capital (genehmigtes Kapital ). The authorization for the issuance of Approved Capital is limited for a period not exceeding five years from the date the shareholders' resolution becomes effective.

     On July 26, 2000, the Company completed a public offering of 5,000,000 Preference shares for net proceeds of approximately $185 million. In addition, on July 28, 2000, the underwriters of the public offering exercised options to purchase an additional 750,000 Preference shares, resulting in total net proceeds from the public offering of approximately $213 million.

     At December 31, 2000, after giving effect to the issuance of 5,750,000 Preference shares in the offering described above the remaining Approved Capital II amounted to E 5,760. After giving effect to the issuance of

2,250,000 Preference shares in the Everest acquisition (see Note 22), no additional Preference shares are available for issuance under Approved Capital II.

     Cash dividends of $51,229 for 1999 in the amount of E 0.75 on each Preference share, excluding the Preference shares issued on March 2, 2000, and E 0.69 on each Ordinary share, were paid on May 31, 2000.

     Under the German Stock Corporation Act, the amount of dividends available for distribution to shareholders is based upon the unconsolidated retained earnings of Fresenius Medical Care AG as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch).

     If no dividend is declared for two consecutive years after the year for which the Preference shares are entitled to dividends, then the holders of such Preference shares will be entitled to the same voting rights as holders of Ordinary shares until all arrearages are paid. In addition, the payment of dividends by FMC is subject to limitations under the senior credit agreement (see Note 11).

     In accordance with a contribution agreement between the Company and Fresenius AG, which was entered into in connection with the Agreement and Plan of Reorganization (See Note 1), the Company distributed $4,062 during the year ending December 31, 1998, to Fresenius AG. These funds represented earnings of the former Fresenius Worldwide Division (FWD), prior to the contribution of FWD by Fresenius AG to the Company, as part of the formation of the FMC. These earnings were not distributed at the time of the formation of FMC due to the application of local generally accepted accounting principles in determining the amount of pre-formation earnings and the legal requirement of a shareholder declaration to remit those earnings. In anticipation of a determination of the amount and a positive shareholder declaration, an estimate of the amount that would be due was made. The estimated amount was loaned by the Company to Fresenius AG with any distribution of earnings to be utilized to reduce the receivable from Fresenius AG. During 1998, the $4,062 distribution of earnings was subsequently applied against the receivable by the Company.

     In connection with certain acquisitions made during 1997, a subsidiary of the Company issued convertible investment securities (Wandel-GenuSSrechte) with a nominal value of $67,584. The convertible investment securities, which were non-voting, carried a cumulative dividend rate between 6.12% and 6.25% payable only out of legally available earnings of FMC AG and were redeemable ten years from the date of issuance. The Company and the convertible investment security holders also entered into agreements which permitted the Company to exchange, and under certain circumstances permitted the convertible investment security holders to request that the Company exchange, the convertible investment securities solely at the Company's option, for cash or for Preference shares or other specified securities of equal value. As the Company had the unilateral ability to exchange the convertible investment securities for Preference shares and the Preference shares represent permanent equity, the Company had classified the convertible investment securities within shareholders' equity. During the year ended December 31, 1998, a decision was made to redeem a portion of these securities for cash rather than exchange such securities for Preference shares. A total of approximately $61,725 nominal amount of these securities was redeemed during the year ended December 31, 1998. Approximately $5,859 nominal amount of these securities remained outstanding at year-end 1998. At December 31, 1998, it was the intent of the Company to redeem the remaining securities for cash during 1999 and therefore the Company reclassified such amounts as liabilities. These securities were subsequently redeemed for cash during the fourth quarter of 1999.

     The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations. Stock options granted under the FMC 1998 Plan 2 are subject to performance criteria. At December 31, 1999, the performance criteria for the 1998 and 1999 stock options granted had not been met. Therefore, the stock options granted have been excluded from the diluted earnings per share computations. On May 30, 2000, the Company's shareholders approved a change to the FMC 98 Plan 2 whereby the impact of the special charge for the Settlement (see Note 2) was excluded from the Company's performance criteria relative to the EBIT growth requirements in the plan. Therefore, at December 31, 2000, the performance criteria had been met and the stock options granted are included in the diluted earnings per share computation for 2000.

                                                         2000           1999           1998
                                                      -----------    -----------    -----------
Numerators:
Income (loss) from continuing operations before
  cumulative effect of accounting change............  $   212,075    $  (248,544)   $   131,617
less:
  Distributions on convertible investment
     securities.....................................           --             --         (2,752)
  Dividend arrearages on Preference shares for 1996,
     declared and paid in 1998......................           --             --           (974)
  Preference on Preference shares...................       (1,056)            --           (513)
                                                      -----------    -----------    -----------
Income (loss) available to Preference shares only...       (1,056)            --         (1,487)
Income (loss) from continuing operations before
  cumulative effect of accounting change available
  to all class of shares............................  $   211,019    $  (248,544)   $   127,378
                                                      ===========    ===========    ===========
Loss from discontinued operations, net..............           --             --       (105,897)
Cumulative effect of accounting change..............           --             --         (6,589)
Denominators:
Weighted average number of:
  Ordinary shares outstanding.......................   70,000,000     70,000,000     70,000,000
  Preference shares outstanding.....................   19,002,118      9,023,341      9,023,341
                                                      -----------    -----------    -----------
  Total weighted average shares outstanding.........   89,002,118     79,023,341     79,023,341
  Potentially dilutive Preference shares............      302,824             --          2,522
                                                      -----------    -----------    -----------
  Total weighted average shares outstanding assuming
     dilution.......................................   89,304,942     79,023,341     79,025,863
  Total weighted average Preference shares
     outstanding assuming dilution..................   19,304,942      9,023,341      9,025,863
Basic income (loss) from continuing operations
  before cumulative effect of accounting change per
  Ordinary share....................................  $      2.37    $     (3.15)   $      1.62
Plus Preference and declared dividend arrearages per
  Preference share..................................         0.06           0.00           0.16
                                                      -----------    -----------    -----------
Basic income (loss) from continuing operations
  before cumulative effect of accounting change per
  Preference share..................................  $      2.43    $     (3.15)   $      1.78
                                                      ===========    ===========    ===========
Fully diluted income (loss) from continuing
  operations before cumulative effect of accounting
  change per Ordinary share.........................         2.36          (3.15)          1.62
Plus Preference and declared dividend arrearages per
  Preference share assuming dilution................         0.06           0.00           0.16
                                                      -----------    -----------    -----------
Fully diluted income (loss) from continuing
  operations before cumulative effect of accounting
  change per Preference share.......................  $      2.42    $     (3.15)   $      1.78
                                                      ===========    ===========    ===========
Basic and fully diluted loss from discontinued
  operations per Ordinary and Preference share......         0.00           0.00          (1.34)
Basic and fully diluted accumulative effect of
  accounting change per Ordinary and Preference
  share.............................................         0.00           0.00          (0.08)

17. STOCK OPTIONS

     In connection with the formation of Fresenius Medical Care in 1996, certain options outstanding under stock option plans of W.R. Grace and FUSA were exchanged, for equivalent options with respect to FMC Ordinary shares (the "FMC Rollover Plan").

     The resulting total number of shares issuable upon exercise of options under the FMC Rollover Plan at the formation of FMC, September 30, 1996, was approximately 333,000. No additional Ordinary shares are available for granting of options under the FMC Rollover Plan. The Ordinary shares issuable upon exercise of FMC Rollover options were issued to Fresenius AG which is holding the shares pending exercise of the options. Fresenius AG has agreed, with respect to the Ordinary shares underlying options related to W.R. Grace common stock, to not exercise voting power over such Ordinary shares and to return any dividends paid. Upon exercise of any of the FMC Rollover options, the exercise price will be paid to the Company and Fresenius AG will deliver the Ordinary shares to the option holder. Upon cancellation or expiration without exercise of options formerly relating to W.R. Grace common stock, the underlying Ordinary shares held by Fresenius AG will be transferred to FMC at no cost to it. Upon cancellation or expiration without exercise of options formerly relating to FUSA common stock, the underlying Ordinary shares will revert to Fresenius AG.

     During the year ended December 31, 2000, 34,337 FMC Rollover Plan options were exercised by employees. In connection therewith, Fresenius AG transferred 11,446 Ordinary shares to employees and remitted $247 to the Company. During the same period, 7,643 options were canceled. At December 31, 2000, the $247 has been accounted for as a capital contribution within additional paid in capital. Rollover plan options for 182,006 Ordinary ADSs were exercisable as of December 31, 2000 at an weighted average exercise price of $7.88.

FMC Plan

     Immediately prior to the formation of Fresenius Medical Care, FMC adopted a stock incentive plan (the "FMC Plan") for FMC's key management and executive employees. Under the FMC Plan, eligible employees will have the right to acquire Preference shares of the Company. Awards under the FMC Plan are evidenced by a non-transferable convertible bond and corresponding non-recourse loan to the employee, secured solely by the bond with which it was made. The Company has the right to offset its obligation on a convertible bond against the employee obligation on the related loan; therefore, the convertible bond obligations and employee loan receivables are not reflected the Company's consolidated financial statements. The bonds mature in ten years and are generally fully convertible after three or five years. Each convertible bond, which is DM denominated, entitles the holder thereof, upon payment of a conversion price equal to the fair market value of the Preference shares on the award date, to convert the bond into a number of ADSs representing Preference shares equal to the face amount of the bond divided by the Preference shares' nominal value (DM5 per Preference share).

     The following table shows the number of Preference shares available and the average price range (in $) for the FMC Plan.

                                                                                    AVERAGE
                                                                   SHARES         PRICE RANGE
                                                              ----------------    ------------
                                                               (IN THOUSANDS)
FMC Plan
Balance at December 31, 1997................................        827           $55.59-78.33
  Forfeited.................................................        723            55.59-78.33
                                                                    ---           ------------
Balance at December 31, 1998................................        104            55.59-78.33
  Forfeited.................................................         10            55.59-78.33
                                                                    ---           ------------
Balance at December 31, 1999................................         94            55.59-78.33
                                                                    ---           ------------
  Forfeited.................................................         26            55.59-78.33
                                                                    ---           ------------
Balance at December 31, 2000................................         68           $55.59-78.33
                                                                    ===           ============
Exercisable at December 31, 2000............................         68           $55.59-78.33
                                                                    ===           ============

FMC 98 Plan 1 and Plan 2

     During 1998, the Company adopted two new stock incentive plans ("FMC 98 Plan 1" and "FMC 98 Plan 2") for FMC's key management and executive employees. Under FMC 98 Plan 1, eligible employees have the right to acquire Preference shares of the Company. Grants for these rights (the "Grants") under FMC 98 Plan 1 will be evidenced by a non-transferable convertible bond and corresponding non-recourse loan to the employee, secured solely by the bond with which it was made. The Company has the right to offset its obligation on a convertible bond against the employee obligation on the related loan; therefore, the convertible bond obligations and employee loan receivables are not reflected in the Company's consolidated financial statements. The bonds mature in ten years and are generally fully convertible after three years. Each convertible bond, which is DM denominated, entitles the holder thereof, upon payment of a conversion price equal to the fair market value of the Preference shares one day after the grant date, to convert the bond into a number of Preference shares equal to the face amount of the bond divided by the Preference shares' nominal value (DM5 per Preference share). FMC 98 Plan 1 was subsequently amended 1999 and 2000 to increase the number of Preference shares available for issuance pursuant to grants under FMC 98 Plan 1 by 450,000 and 660,000 shares, respectively. The maximum number of Preference shares that may be issued under this plan is 2,443,333 less any shares issued, or subject to issue, under the FMC Plan. Any shares available due to forfeiture of Grants under the FMC Plan would be considered available under FMC 98 Plan 1 as long as the total Preference shares issued under both plans does not exceed the 2,443,333 shares noted above.

     Under FMC 98 Plan 2, eligible employees have the right to acquire Preference shares (the "Options") of the Company. The share price of the Preference share shall be equal to the average of the official daily quotation prices of the Preference shares on the Frankfurt Stock Exchange on the thirty days (30) of trading immediately prior to the date of grant of the award. One third of an option vests on each of the second, third and fourth anniversary of the award date, provided that the Company achieves certain performance criteria for the full fiscal year following the grant date in comparison to its performance for the full fiscal year preceding the grant date. On May 30, 2000, the Company's shareholders approved a change to the FMC 98 Plan 2 whereby the impact of the special charge for Settlement (see Note 2) was excluded from the Company's performance criteria relative to the EBIT growth requirements in the plan. The term of FMC 98 Plan 2 is five years and not more than 20% of the total options available under the plan may be issued in any year. Options granted under FMC 98 Plan 2 have a 10-year term. The maximum number of Preference shares that may be issued under this plan is 2,500,000 shares, of which 500,000 are designated for Management Board members and 2,000,000 are for other managerial staff. Each option is exercisable into one Preference share.

     The following table shows the number of Preference shares available and the average price range (in $ and E) for FMC 98 Plan1 and FMC 98 Plan2.

                                                                          AVERAGE         AVERAGE
                                                         SHARES         PRICE RANGE     PRICE RANGE
                                                    ----------------    ------------    ------------
                                                     (IN THOUSANDS)
FMC 98 Plan 1
Balance at December 31, 1997....................            --
  Granted.......................................         1,024          E42.44-56.24    $39.49-52.33
                                                         -----          ------------    ------------
Balance at December 31, 1998....................         1,024           42.44-56.24     39.49-52.33
                                                         -----          ------------    ------------
  Granted.......................................           572                 32.90           30.61
  Forfeited.....................................           140           32.90-56.24     30.61-52.33
                                                         -----          ------------    ------------
Balance at December 31, 1999....................         1,456           32.90-56.24     30.61-52.33
                                                         -----          ------------    ------------
  Granted.......................................           653           40.70-49.00     37.87-45.59
  Exercised.....................................            10           32.90-42.44     30.61-39.49
  Forfeited.....................................           303           32.90-56.24     30.61-52.33
                                                         -----          ------------    ------------
Balance at December 31, 2000....................         1,796          E32.90-56.24    $30.61-52.33
                                                         =====          ============    ============
Exercisable at December 31, 2000................           660          E32.90-56.24    $30.61-52.33
                                                         =====          ============    ============
FMC 98 Plan 2
Balance at December 31, 1997....................            --
  Granted.......................................           258          E      44.66    $      41.56
                                                         -----          ------------    ------------
Balance at December 31, 1998....................           258                 44.66           41.56
                                                         -----          ------------    ------------
  Granted.......................................           297                 32.41           30.16
  Forfeited.....................................             5           32.41-44.66     30.16-41.56
Balance at December 31, 1999....................           550           32.41-44.66     30.16-41.56
                                                         -----          ------------    ------------
  Granted.......................................           321                 47.64           44.33
  Exercised.....................................             7                 44.66           41.56
  Forfeited.....................................            40           32.41-47.64     30.16-44.33
                                                         -----          ------------    ------------
Balance at December 31, 2000....................           824          E32.41-47.64    $30.16-44.33
                                                         =====          ============    ============
Exercisable at December 31, 2000................            78          E      44.66    $      41.56
                                                         =====          ============    ============

     Proceeds totaling $638 from exercise of 17,393 shares under FMC 98 Plan 1 and FMC 98 Plan 2 in 2000 were recorded as a capital contribution.

FAIR VALUE STOCK OPTIONS

     The per share weighted-average fair value of stock options granted during 2000, 1999 and 1998 was $16.76, $13.06 and $14.20, respectively, on the date of the grant using the Black-Scholes option-pricing model with the weighted-average assumptions presented below.

                                                               2000         1999         1998
                                                             ---------    ---------    ---------
Weighted-average assumptions:
  Expected dividend yield..................................      1.50%        1.00%        1.75%
  Risk-free interest rate..................................      5.50%        5.56%        4.26%
  Expected volatility......................................     40.00%       35.00%       35.00%
  Expected life of option..................................  5.3 years    5.3 years    5.3 years

     The Company applies APB Opinion No. 25 in accounting for stock compensation and, accordingly, recognized compensation expense of approximately $3,980 for stock options granted in 2000,1999 and 1998. No compensation cost has been recognized in 1998 and 1997 for stock options in the consolidated financial statements. Prior to 1998, no stock options had been granted which would have resulted in significant compensation costs under SFAS No. 123. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                                2000        1999        1998
                                                              --------    ---------    -------
Net income (loss)
  As reported...............................................  $212,075    $(248,544)   $19,131
  Effect of FMC Plan benefit (expense)......................      (295)        (247)     1,726
  Effect of FMC 98 Plans (expense)..........................    (3,581)      (2,253)    (2,967)
  Effect of 1999 option grants..............................        25         (615)
  Effect of 2000 option grants..............................    (4,242)
                                                              --------    ---------    -------
  Pro forma.................................................  $203,982    $(251,659)   $17,890
Basic net income (loss) per:
  Ordinary share
     As reported............................................  $   2.37    $   (3.15)   $  0.20
     Pro forma..............................................  $   2.28    $   (3.19)   $  0.18
  Preference share
     As reported............................................  $   2.43    $   (3.15)   $  0.36
     Pro forma..............................................  $   2.34    $   (3.19)   $  0.34
Fully diluted net income (loss) per:
  Ordinary share
     As reported............................................  $   2.36    $   (3.15)   $  0.20
     Pro forma..............................................  $   2.27    $   (3.19)   $  0.18
  Preference share
     As reported............................................  $   2.42    $   (3.15)   $  0.36
     Pro forma..............................................  $   2.33    $   (3.19)   $  0.34

     The Company revised its estimates of compensation costs for the FMC Plan due to the large amount of forfeitures and cancellations that occurred in 1998. This resulted in a significant reduction in the pro forma compensation cost for 1998 relating to the FMC Plan. The pro forma compensation cost relating to options still outstanding at December 31, 1998 was $348. This amount has been included in determining the total compensation benefit for the FMC Plan for 1998.

18. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2010. Rental expense recorded for operating leases for the years ended December 31, 2000, 1999, and 1998 was $192,910, $160,624, and $122,459, respectively.

     In September 2000, FMCH entered into an amended operating lease agreement with a bank that covers approximately $65,165 of equipment in its dialyzer manufacturing facility in Ogden, Utah. The agreement has a basic term expiration date of January 1, 2010, renewal options and a purchase option at the greater of 20% of the original cost or the fair market value.

     Future minimum rental payments under noncancelable operating leases for the five years succeeding December 31, 2000 are:

2001........................................................  $129,883
2002........................................................   109,491
2003........................................................    96,331
2004........................................................   122,673
2005........................................................    57,534
Thereafter..................................................   110,935
                                                              --------
                                                              $626,847
                                                              ========

LEGAL PROCEEDINGS

Commercial Insurer Litigation

     In 1997, FMCH, NMC, and certain named NMC subsidiaries were served with a civil complaint filed by Aetna Life Insurance Company in the U.S. District Court for the Southern District of New York. The lawsuit alleges inappropriate billing practices for nutritional therapy, diagnostic and clinical laboratory tests and misrepresentations. In April 1999, Aetna amended its complaint to include its affiliate, Aetna U.S. Healthcare, Inc., as an additional plaintiff, and to make certain other limited changes in its pleading. The amended complaint seeks unspecified damages and costs. In February 2000, FMCH was served with a similar complaint filed by Connecticut General Life Insurance Company, Equitable Life Assurance Society for the United States, Cigna Employee Benefits Services, Inc. and Guardian Life Insurance Company of America, Inc. (Connecticut General Life Insurance Company et al v. National Medical Care et al, 00-Civ-0932) seeking unspecified damages and costs. The Company, FMCH, NMC and its subsidiaries believe that there are substantial defenses to the claims asserted, and intend to vigorously defend both lawsuits. Other private payors have contacted FMCH and may assert that NMC received excess payment and, similarly, may join either lawsuit or file their own lawsuit seeking reimbursement and other damages.

     FMCH has filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments.

     Although the ultimate outcome on the Company of these proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on the Company's business, financial condition and result of operations.

OBRA 93

     The Omnibus Budget Reconciliation Act of 1993 affected the payment of benefits under Medicare and employer health plans for dual-eligible ESRD patients. In July 1994, the Health Care Financing Administration issued an instruction to Medicare claims processors to the effect that Medicare benefits for the patients affected by that act would be subject to a new 18-month "coordination of benefits" period. This instruction had a positive impact on National Medical Care's dialysis revenues because, during the 18-month coordination of benefits period, patients' employer health plans were responsible for payment, which was generally at rates higher than those provided under Medicare.

     In April 1995, the Health Care Financing Administration issued a new instruction, reversing its original instruction in a manner that would substantially diminish the positive effect of the original instruction on National Medical Care's dialysis business. The Health Care Financing Administration further proposed that its new instruction be effective retroactive to August 1993, the effective date off the Omnibus Budget Reconciliation Act of 1993.

     National Medical Care ceased to recognize the incremental revenue realized under the original instruction as of July 1, 1995, but it continued to bill employer health plans as primary payors for patients affected by the Omnibus Budget Reconciliation Act of 1993 through December 31, 1995. As of January 1, 1996, National Medical Care commenced billing Medicare as the primary payor for dual eligible ESRD patients affected by the act, and then began to re-bill in compliance with the revised policy for services rendered between April 24 and December 31, 1995.

     On May 5, 1995, National Medical Care filed a complaint in the U.S. District Court for the District of Columbia (National Medical Care, Inc. and Bio-Medical Applications of Colorado, Inc. d/b/a Northern Colorado Kidney Center
v. Shalala, C.A. No. 95-0860 (WBB)) seeking to preclude the Health Care Financing Administration from retroactively enforcing its April 24, 1995 implementation of the Omnibus Budget Reconciliation Act of 1993 provision relating to the coordination of benefits for dual eligible ESRD patients. On May 9, 1995, National Medical Care moved for a preliminary injunction to preclude the Health Care Financing Administration from enforcing its new policy retroactively, that is, to billing for services provided between August 10, 1993 and April 23, 1995. On June 6, 1995, the court granted National Medical Care's request for a preliminary injunction and in December of 1996, National Medical Care moved for partial summary judgment seeking a declaration from the Court that the Health Care Financing Administration's retroactive application of the April 1995 rule was legally invalid. The Health Care Financing Administration cross-moved for summary judgement on the grounds that the April 1995 rule was validly applied prospectively. In January 1998, the court granted National Medical Care's motion for partial summary judgment and entered a declaratory judgment in favor of National Medical Care, holding the Health Care Financing Administration's retroactive application of the April 1995 rule legally invalid. Based on its finding, the Court also permanently enjoined the Health Care Financing Administration from enforcing and applying the April 1995 rule retroactively against National Medical Care. The Court took no action on the Health Care Financing Administration's motion for summary judgement pending completion of the outstanding discovery. On October 5, 1998, National Medical Care filed its own motion for summary judgement requesting that the Court declare the Health Care Financing Administration's prospective application of the April 1995 rule invalid and permanently enjoin the Health Care Financing Administration from prospectively enforcing and applying the April 1995 rule. The Court has not yet ruled on the parties' motions. The Health Care Financing Administration elected not to appeal the Court's June 1995 and January 1998 orders. The Health Care Financing Administration may, however, appeal all rulings at the conclusion of the litigation. If the Health Care Financing Administration should successfully appeal so that the revised interpretation would be applied retroactively, National Medical Care may be required to refund the payments received from employer health plans for services provided after August 10, 1993 under the Health Care Financing Administration's original implementation, and to re-bill Medicare for the same services, which could result in a loss to National Medical Care of approximately $120 million attributable to all periods prior to December 31, 1995. Also, in this event, the business, financial condition and results of operations would be materially adversely affected

Other Litigation and Potential Exposures

     From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters. The ultimate outcome of these matters is not expected to materially affect the Company's financial position, results of operations or cash flows.

     The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the U.S. anti-kickback statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's or the manner in which the Company conduct its business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "whistle blower" actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties and continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

     The Company operates a large number of facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliate companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the False Claims Act, among other laws, and the Company cannot predict whether law enforcement authorities may use such information to initiate further investigations of the business practices disclosed or any of its other business activities.

     Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and the Company expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, the Company cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon the Company and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company's reputation and business.

     The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company's business, financial condition, and results of operations.

Contingent Non-NMC Liabilities of W. R. Grace & Co. (Now Known as Fresenius Medical Care Holdings, Inc.)

     The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the "Merger") dated as of February 4, 1996 by and between W.R. Grace & Co. ("Grace") and Fresenius AG. In connection with the Merger, W.R. Grace & Co.-Conn. ("Grace Chemicals") agreed to indemnify the Company and NMC against all liabilities of the Company and its successors, whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC operations. The Company may be contingently liable for certain liabilities with respect to pre-Merger matters that are not related to NMC operations. Grace Chemicals has filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. If Grace Chemicals' indemnity obligation is terminated or limited as a result of this bankruptcy proceeding, and the Company is held liable for pre-Merger obligations of Grace Chemicals, the Company's business, financial condition, and results of operations may be adversely affected.

     On September 28, 2000, Mesquita, et al. v. W. R. Grace & Company, et al. (Sup. Court of Calif., S.F. County, #315465) was filed by plaintiffs claiming to be creditors of Grace Chemicals as a class action against Grace Chemicals, certain U.S. affiliates of the Company, and other defendants, principally alleging that the Merger was a fraudulent transfer, violated the uniform fraudulent transfer act, and constituted a conspiracy. An amended complaint (Abner et al. v. W. R. Grace & Company, et al.) and an additional class action (Woodward v. Sealed Air Corporation, et al, USDC Boston, No. 01 10547 PBS), were filed subsequently with substantially similar allegations. The Company has requested indemnification from Grace Chemicals pursuant to the Merger agreement. If the Merger is determined to have been a fraudulent transfer, if material damages are proved by the plaintiffs, and if the Company is not able to collect, in whole or in part on the indemnity, a judgment could have a material adverse effect on the Company's business, financial condition and results of operations. We believe that no fraudulent transfer or conspiracy occurred and we intend to defend the case vigorously.

     Were events to violate the tax-free nature of the Merger, the resulting tax liability would be the obligation of the Company. Subject to representations by Grace Chemicals, the Company and Fresenius AG, Grace Chemicals has agreed to indemnify the Company for such a tax liability. If the Company was not able to collect on the indemnity, the tax liability would have a material adverse effect on the Company's business, the financial condition of the Company and the results of operations.

19. FINANCIAL INSTRUMENTS

MARKET RISK

     The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions with investment grade financial institutions as authorized by the Company's Management Board. The Company does not use financial instruments for trading purposes.

FOREIGN EXCHANGE RISK MANAGEMENT

     The Company conducts business on a global basis in several international currencies. As such, it is exposed to movements in foreign currency exchange rates. The Company enters into foreign exchange forward and option contracts to reduce certain currency exposures. The Company hedges only those currency exposures associated with certain nonfunctional currency assets and liabilities.

     Gains and losses on the contracts are included in selling, general and administrative expenses and offset foreign exchange gains or losses from the revaluation of intercompany balances or other assets and liabilities denominated in currencies other than the functional currency of the reporting entity. The Company's forward currency contracts generally range from 1 to 36 months in original maturity. Foreign exchange contracts outstanding, their unrealized gains and losses and the related credit exposure of all contracts with unrealized gains as of December 31, 2000 are summarized as follows:

                                                              CONTRACT    UNREALIZED      CREDIT
                                                               AMOUNT     GAIN/(LOSS)    EXPOSURE
                                                              --------    -----------    --------
Purchases of currencies against U.S. dollar.................  $490,438      $22,174      $22,174
Sales of currencies against U.S. dollar.....................     6,836           74           77
Sales of other currencies against euro......................    61,005        3,149        3,180
Purchases of other currencies against euro..................    11,975         (128)           1
                                                              --------      -------      -------
Total.......................................................  $570,254      $25,269      $25,432
                                                              ========      =======      =======

     The Company's foreign exchange contracts contain credit risk in that its bank counterparties may be unable to meet the terms of the agreements. The potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties.

INTEREST RATE RISK MANAGEMENT

     The Company enters into derivatives, particularly interest rate swaps, to protect interest rate exposures arising from long-term and short-term borrowings and accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.

     Interest rate hedging contracts outstanding as of December 31, 2000 and 1999 are summarized in the following table.

                                                          2000                      1999
                                                 ----------------------    ----------------------
                                                  NOTIONAL      CREDIT      NOTIONAL      CREDIT
                                                   AMOUNT      EXPOSURE      AMOUNT      EXPOSURE
                                                 ----------    --------    ----------    --------
U.S. dollar interest rate swaps................  $1,050,000      $ 0       $1,350,000    $ 3,766
Forward starting dollar interest rate
  derivatives..................................  $        0      $ 0       $  250,000    $ 7,612
Yen interest rate swap.........................  $    8,703      $ 0       $        0    $     0

     The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of credit exposure. The amounts exchanged are determined by reference to the notional amounts and the other terms of the derivatives.

     FMC is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The current credit exposure of derivatives is represented by the fair value of contracts with a positive fair value at the reporting date.

     The Company had receive-variable/pay-fixed swaps with nominal amounts of $1,050,000 and Japanese Yen 1,000,000 with average pay rates of 6.52% and 3.10%, respectively, as of December 31, 2000.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 2000 and 1999. FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                                          2000                    1999
                                                  --------------------    --------------------
                                                  CARRYING      FAIR      CARRYING      FAIR
                                                   AMOUNT      VALUE       AMOUNT      VALUE
                                                  --------    --------    --------    --------
Nonderivatives
Assets
  Cash and cash equivalents.....................  $ 64,577    $ 64,577    $ 34,760    $ 34,760
  Receivables...................................   753,674     753,674     667,739     667,739
  IDPN receivables..............................     5,189       5,189      59,151      59,151
Liabilities
  Accounts payable..............................   281,197     281,197     282,573     282,573
  Income taxes payable..........................   117,572     117,572      78,438      78,438
  Debt..........................................   826,063     826,063     801,260     801,260
  Trust Preferred Securities....................   952,727     897,827     964,103     944,044
Derivatives:
  Foreign exchange contracts....................    12,197      25,269      (4,384)    (14,783)
  U.S. dollar interest rate hedges..............         0     (24,619)          0       9,242
  Yen interest rate hedges......................         0        (527)          0           0

     The carrying amounts in the table are included in the statement of financial position under the indicated captions, except for derivative asset amounts, which are included in other assets.

ESTIMATION OF FAIR VALUES

     The significant methods and assumptions used in estimating the fair values of financial instruments are as follows:

     Short-term financial instruments are valued at their carrying amounts included in the statement of financial position, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents, receivables, accounts payable and income taxes payable.

     Because the Company's long-term bank debt represents borrowings from a syndicated bank credit facility, the long-term bank debt is valued at its carrying amount because the actual drawings under the facility carry interest on a variable basis which reflects actual money market conditions, plus specific margins which represent Company-related performance ratios as well as the entire set of terms and conditions including covenants as determined in the credit agreement.

     The fair value of the Trust Preferred Securities is based upon market quotes.

     The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer quotes are available for all of the Company's derivatives.

20. BUSINESS SEGMENT INFORMATION

     Effective January 1, 1998, Fresenius Medical Care AG (1) reorganized its reporting structure to conform to the manner in which the Company is managed and
(2) adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes the standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. FMC's chief operating decision maker is the Chief Executive Officer. The accounting policies of the operating segments are the same as those the Company uses in preparing its consolidated financial statements.

     Commencing with the period ended March 31, 1999, the Company has identified three segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing kidney dialysis and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and renal diagnostic services. The Company has aggregated the International and Asia Pacific operating segments as "International". The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

     Management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. Management believes that the most appropriate measure in this regard is earnings before interest and taxes (EBIT). In addition to EBIT, management believes that earnings before interest, taxes, depreciation and amortization (EBITDA) is helpful for investors as a measurement of the segment's and the Company's ability to generate cash and to service its financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in the Company's principal senior bank credit agreement and indentures relating to the Trust Preferred Securities. Management has excluded the effects of the special charge in the calculation of EBIT and EBITDA in 1999.

     EBITDA should not be construed as an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. The Company believes its EBIT calculation is the functional equivalent of operating income. Because EBITDA and EBIT are not calculated consistently by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.

     Approximately 40% of the Company's worldwide revenue is derived from sources subject to regulations under U.S. governmental programs.

     Information pertaining to the Company's two business segments is set forth below:

                                                NORTH
                                               AMERICA      INTERNATIONAL    CORPORATE      TOTAL
                                              ----------    -------------    ---------    ----------
2000
  Net revenue external customers............  $3,083,095     $1,118,243      $     --     $4,201,338
  Inter-segment revenue.....................       2,226         36,677       (38,903)
                                              ----------     ----------      --------     ----------
  Total net revenue.........................   3,085,321      1,154,920       (38,903)     4,201,338
                                              ----------     ----------      --------     ----------
  EBITDA....................................     645,549        269,943        (1,825)       913,667
  Depreciation and amortization.............    (222,495)       (68,733)       (1,626)      (292,854)
                                              ----------     ----------      --------     ----------
  EBIT......................................     423,054        201,210        (3,451)       620,813
                                              ----------     ----------      --------     ----------
  Segment assets............................   4,571,069      1,375,526        32,358      5,978,953
  Capital expenditures and
     acquisitions(1)........................     228,177        274,290           100        502,567
1999
  Net revenue external customers............  $2,807,186     $1,033,243      $     --     $3,840,429
  Inter-segment revenue.....................       4,195         42,853       (47,048)            --
                                              ----------     ----------      --------     ----------
  Total net revenue.........................   2,811,381      1,076,096       (47,048)     3,840,429
                                              ----------     ----------      --------     ----------
  EBITDA....................................     611,478        243,373       (10,429)       844,422
  Depreciation and amortization.............    (217,584)       (64,674)       (1,950)      (284,208)
                                              ----------     ----------      --------     ----------
  EBIT......................................     393,894        178,699       (12,379)       560,214
                                              ----------     ----------      --------     ----------
  Segment assets............................   4,653,058      1,064,108        35,217      5,752,383
  Capital expenditures and
     acquisitions(2)........................     146,498        114,774           330        261,602
1998
  Net revenue external customers............  $2,562,603     $  943,073      $     --     $3,505,676
  Inter-segment revenue.....................       2,159         43,476       (45,635)            --
                                              ----------     ----------      --------     ----------
  Total net revenue.........................   2,564,762        986,549       (45,635)     3,505,676
                                              ----------     ----------      --------     ----------
  EBITDA....................................     548,986        227,789        (8,813)       767,962
  Depreciation and amortization.............    (214,940)       (62,362)       (1,682)      (278,984)
                                              ----------     ----------      --------     ----------
  EBIT......................................     334,046        165,427       (10,495)       488,978
                                              ----------     ----------      --------     ----------
  Segment assets............................   4,630,168        961,972        87,279      5,679,419
  Capital expenditures and
     acquisitions(3)........................     202,983        177,886           761        381,630

---------------

(1) International acquisitions exclude $13,614 of non-cash acquisitions for 2000

(2) International acquisitions exclude $9,462 of non-cash acquisitions for 1999

(3) North America acquisitions exclude $41,805 of non-cash acquisitions for 1998

                                                              2000        1999         1998
                                                            --------    ---------    ---------
Reconciliation of measures to consolidated totals.
  Total EBITDA of reporting segments......................  $915,492    $ 854,851    $ 776,775
  Total depreciation and amortization.....................  (292,854)    (284,208)    (278,984)
  Special charge for Settlement...........................        --     (601,000)          --
  Corporate expenses......................................    (1,825)     (10,429)      (8,813)
  Interest expense........................................  (195,569)    (226,218)    (228,182)
  Interest expense on obligation related to Settlement....   (29,947)          --           --
  Interest income.........................................     9,411        8,094        8,641
                                                            --------    ---------    ---------
  Total income (loss) from continuing operations before
     income taxes, minority interest and cumulative effect
     of accounting change.................................  $404,708    $(258,910)   $ 269,437
                                                            ========    =========    =========
  Total EBIT of reporting segments........................   624,264      572,593      499,473
  Special charge for Settlement...........................        --     (601,000)          --
  Corporate expenses......................................    (3,451)     (12,379)     (10,495)
  Interest expense........................................  (195,569)    (226,218)    (228,182)
  Interest expense on obligation related to Settlement....   (29,947)          --           --
  Interest income.........................................     9,411        8,094        8,641
                                                            --------    ---------    ---------
  Total income (loss) from continuing operations before
     income taxes, minority interest and cumulative effect
     of accounting change.................................  $404,708    $(258,910)   $ 269,437
                                                            ========    =========    =========
Depreciation and amortization
  Total depreciation and amortization of reporting
     segments.............................................   291,228      282,258      277,302
  Corporate depreciation and amortization.................     1,626        1,950        1,682
                                                            --------    ---------    ---------
  Total depreciation and amortization.....................  $292,854    $ 284,208    $ 278,984
                                                            ========    =========    =========

     For the geographic presentation, revenues are attributed to specific countries based on the end user's location for products and the country in which the service is provided. Information with respect to the Company's geographic operations is set forth in the table below:

                                                          UNITED STATES     REST OF
                                              GERMANY      AND CANADA      THE WORLD       TOTAL
                                              --------    -------------    ----------    ----------
2000
Net revenue external customers..............  $193,857     $3,083,095       $924,386     $4,201,338
Long -- lived assets........................    79,670        520,614        294,997        895,281
1999
Net revenue external customers..............  $213,209     $2,807,186       $820,034     $3,840,429
Long -- lived assets........................    83,384        483,872        180,041        747,297
1998
Net revenue external customers..............  $203,886     $2,562,603       $739,187     $3,505,676

21. SUPPLEMENTARY CASH FLOW INFORMATION

     The following additional information is provided with respect to the Consolidated Financial Statement of Cash Flows:

                                                               2000        1999        1998
                                                             --------    --------    --------
Supplementary cash flow information Cash paid for
  interest.................................................  $222,826    $215,836    $207,944
                                                             --------    --------    --------
Cash paid for income taxes, net............................  $ 44,715    $ 27,954    $ (1,250)
                                                             --------    --------    --------
Supplementary schedule of non-cash investing and financing
  activities Issuance of debt..............................  $ 13,613       9,462          --
                                                             --------    --------    --------
  Issuance of convertible investment securities for
     acquisitions..........................................        --    $     --    $ 41,805
                                                             --------    --------    --------
Supplemental disclosures of cash flow information
  Details for acquisitions:
  Assets acquired..........................................  $346,378    $124,598    $286,413
  Liabilities assumed......................................    52,843      13,186      14,331
  Notes issued in connection with acquisition..............    13,613       9,462      41,805
                                                             --------    --------    --------
  Cash paid................................................   279,922     101,950     230,277
  Less cash acquired.......................................     5,392         624       7,342
                                                             --------    --------    --------
  Net cash paid for acquisitions...........................  $274,530    $101,326    $222,935
                                                             ========    ========    ========

22. SUBSEQUENT EVENTS

     On January 5, 2001, the Company acquired Everest Healthcare Services Corporation ("Everest"), Oak Park, Illinois through a merger of Everest into a subsidiary of the Company for $343 million including Everest's outstanding debt. One third of the purchase price was paid by the issuance of 2,250,000 Preference shares on January 5, 2001. The remainder of the purchase price was paid using the proceeds from the Preference share offerings completed during 2000.

23. SUPPLEMENTAL CONDENSED COMBINING INFORMATION

     FMC Trust Finance S.a.r.l. Luxembourg, a wholly-owned subsidiary of FMC AG, has assumed or issued senior subordinated debt securities which were fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC AG and by D-GmbH, a wholly-owned subsidiary of FMC AG, and by FMCH, a substantially wholly-owned subsidiary of FMC AG (D-GmbH and FMCH being the "Guarantor Subsidiaries"). The following is combining financial information for the Company as of December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999 and 1998, segregated between FMC AG, D-GmbH, FMCH and each of the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, FMC AG and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received. Separate financial statements and other disclosures concerning D-GmbH are not presented herein because management believes that they are not material to investors. FMCH is currently subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith files consolidated financial statements with the United States Securities and Exchange Commission.

     Additionally, as discussed in Note 11, dividends from Fresenius Medical Care Holdings, Inc., a wholly owned subsidiary, are limited as a result of a restriction on dividends from its subsidiary, National Medical Care, Inc., and its subsidiaries. As a result of this restriction, parent company only financial information is presented under the column FMC AG.

                                                              FOR THE YEAR ENDED DECEMBER 31, 2000
                                           --------------------------------------------------------------------------
                                                            GUARANTOR
                                                           SUBSIDIARIES
                                                       --------------------   NON-GUARANTOR   COMBINING     COMBINED
                                            FMC AG      D-GMBH      FMCH      SUBSIDIARIES    ADJUSTMENT     TOTAL
                                           ---------   --------   ---------   -------------   ----------   ----------
                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
Net revenue..............................  $      --   $552,747   $      --    $4,141,565     $(492,974)   $4,201,338
Cost of revenue..........................         --   320,287           --     2,891,592      (477,286)    2,734,593
                                           ---------   --------   ---------    ----------     ---------    ----------
  Gross profit...........................         --   232,460           --     1,249,973       (15,688)    1,466,745
                                           ---------   --------   ---------    ----------     ---------    ----------
Operating expenses:
  Selling, general and administrative....     15,519    88,923           --       714,751        (5,196)      813,997
  Research and development...............         --    25,902           --         6,033            --        31,935
                                           ---------   --------   ---------    ----------     ---------    ----------
  Operating (loss) income................    (15,519)  117,635           --       529,189       (10,492)      620,813
                                           ---------   --------   ---------    ----------     ---------    ----------
Other (income) expense:
  Interest, net..........................     (2,501)    5,917       58,681       155,118        (1,110)      216,105
  Other, net.............................   (286,260)   60,173     (140,459)       38,118       328,428            --
                                           ---------   --------   ---------    ----------     ---------    ----------
Income before income taxes and minority
  interests..............................    273,242    51,545       81,778       335,953      (337,810)      404,708
  Income tax expense (benefit)...........     61,167    46,019      (23,472)      155,909       (49,851)      189,772
                                           ---------   --------   ---------    ----------     ---------    ----------
Income before minority interests.........    212,075     5,526      105,250       180,044      (287,959)      214,936
Minority interests.......................         --        --           --            --         2,861         2,861
                                           ---------   --------   ---------    ----------     ---------    ----------
Net income...............................  $ 212,075   $ 5,526    $ 105,250    $  180,044     $(290,820)   $  212,075
                                           =========   ========   =========    ==========     =========    ==========

                                                              FOR THE YEAR ENDED DECEMBER 31, 1999
                                           --------------------------------------------------------------------------
                                                            GUARANTOR
                                                           SUBSIDIARIES
                                                       --------------------   NON-GUARANTOR   COMBINING     COMBINED
                                            FMC AG      D-GMBH      FMCH      SUBSIDIARIES    ADJUSTMENT     TOTAL
                                           ---------   --------   ---------   -------------   ----------   ----------
                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
Net revenue..............................  $      --   $556,354   $      --    $3,733,213     $(449,138)   $3,840,429
Cost of revenue..........................         --   348,923           --     2,548,748      (434,516)    2,463,155
                                           ---------   --------   ---------    ----------     ---------    ----------
  Gross profit...........................         --   207,431           --     1,184,465       (14,622)    1,377,274
                                           ---------   --------   ---------    ----------     ---------    ----------
Operating expenses:
  Selling, general and administrative....     13,701    74,149           --       701,719        (4,998)      784,572
  Research and development...............         --    24,527           --         7,961            --        32,488
  Special charge for settlement of
    investigations and related costs.....         --        --           --       601,000            --       601,000
                                           ---------   --------   ---------    ----------     ---------    ----------
  Operating (loss) income................    (13,701)  108,754           --      (126,215)       (9,624)      (40,786)
                                           ---------   --------   ---------    ----------     ---------    ----------
Other (income) expense:
  Interest, net..........................        171     5,604       58,382       153,967            --       218,124
  Other, net.............................    188,727    56,364      291,998            --      (537,089)           --
                                           ---------   --------   ---------    ----------     ---------    ----------
Income (loss) before income taxes and
  minority interests.....................   (202,599)   46,786     (350,380)     (280,182)      527,465      (258,910)
  Income tax expense (benefit)...........     36,562    43,654      (23,353)      (24,309)      (45,298)      (12,744)
                                           ---------   --------   ---------    ----------     ---------    ----------
Income (loss) before minority
  interests..............................   (239,161)    3,132     (327,027)     (255,873)      572,763      (246,166)
Minority interests.......................         --        --           --            --         2,378         2,378
                                           ---------   --------   ---------    ----------     ---------    ----------
Net (loss) income........................  $(239,161)  $ 3,132    $(327,027)   $ (255,873)    $ 570,385    $ (248,544)
                                           =========   ========   =========    ==========     =========    ==========

                                                              FOR THE YEAR ENDED DECEMBER 31, 1998
                                           --------------------------------------------------------------------------
                                                            GUARANTOR
                                                           SUBSIDIARIES
                                                       --------------------   NON-GUARANTOR   COMBINING     COMBINED
                                            FMC AG      D-GMBH      FMCH      SUBSIDIARIES    ADJUSTMENT     TOTAL
                                           ---------   --------   ---------   -------------   ----------   ----------
                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
Net revenue..............................  $      --   $500,794   $      --    $3,366,884     $(362,002)   $3,505,676
Cost of revenue..........................         --   295,748           --     2,305,855      (358,664)    2,242,938
                                           ---------   --------   ---------    ----------     ---------    ----------
  Gross profit...........................         --   205,046           --     1,061,029        (3,338)    1,262,738
                                           ---------   --------   ---------    ----------     ---------    ----------
Operating expenses:
  Selling, general and administrative....      8,043    87,945           --       648,527        (1,905)      742,610
  Research and development...............         --    24,902           --         6,248            --        31,150
                                           ---------   --------   ---------    ----------     ---------    ----------
  Operating (loss) income................     (8,043)   92,199           --       406,255        (1,433)      488,978
                                           ---------   --------   ---------    ----------     ---------    ----------
Other (income) expense:
  Interest, net..........................     (2,683)    5,461       54,693       162,070            --       219,541
  Other, net.............................   (172,085)   49,804      (84,653)           --       206,934            --
                                           ---------   --------   ---------    ----------     ---------    ----------
  Income from continuing operations
    before income taxes, minority
    interests and cumulative effect of
    accounting change....................    166,725    36,934       29,960       244,185      (208,367)      269,437
Income tax expense.......................     28,431    37,570      (21,877)      115,468       (24,226)      135,366
                                           ---------   --------   ---------    ----------     ---------    ----------
  Income (loss) from continuing
    operations before minority interests
    and cumulative effect of accounting
    change...............................    138,294      (636)      51,837       128,717      (184,141)      134,071
Minority interests.......................         --        --           --            --         2,454         2,454
                                           ---------   --------   ---------    ----------     ---------    ----------
  Income (loss) from continuing
    operations before cumulative effect
    of accounting change.................    138,294      (636)      51,837       128,717      (186,595)      131,617
                                           ---------   --------   ---------    ----------     ---------    ----------
Discontinued operations
  Loss from operations of discontinued
    businesses, net......................     (8,669)       --       (8,669)       (8,669)       17,338        (8,669)
  Loss on disposal of discontinued
    businesses, net......................    (97,228)       --      (97,228)      (97,228)      194,456       (97,228)
                                           ---------   --------   ---------    ----------     ---------    ----------
  Loss from discontinued operations,
    net..................................   (105,897)       --     (105,897)     (105,897)      211,794      (105,897)
                                           ---------   --------   ---------    ----------     ---------    ----------
Cumulative effect of accounting change,
  net....................................     (6,589)     (706)      (4,890)       (5,883)       11,479        (6,589)
Net income (loss)........................  $  25,808   $(1,342)   $ (58,950)   $   16,937     $  36,678    $   19,131
                                           =========   ========   =========    ==========     =========    ==========

                                                                          AT DECEMBER 31, 2000
                                              -----------------------------------------------------------------------------
                                                                 GUARANTOR
                                                               SUBSIDIARIES
                                                           ---------------------   NON-GUARANTOR    COMBINING     COMBINED
                                                FMC AG      D-GMBH       FMCH      SUBSIDIARIES    ADJUSTMENT      TOTAL
                                              ----------   --------   ----------   -------------   -----------   ----------
                                                                    (IN THOUSANDS, EXCEPT SHARE DATA)
Current assets:
  Cash and cash equivalents.................  $      137   $   100    $       --    $   64,340     $       --    $   64,577
  Trade accounts receivable, less allowance
    for doubtful accounts...................          --    72,775            --       680,899             --       753,674
  Accounts receivable from related
    parties.................................     132,463   193,640        51,487       531,874       (863,347)       46,117
  Inventories...............................          --    67,988            --       286,199        (33,953)      320,234
  Prepaid expenses and other current
    assets..................................       2,539    20,237            --       190,326          1,424       214,526
  IDPN accounts receivable..................          --        --            --         5,189             --         5,189
  Deferred taxes............................         388     1,945            --       156,732         18,029       177,094
                                              ----------   --------   ----------    ----------     -----------   ----------
    Total current assets....................     135,527   356,685        51,487     1,915,559       (877,847)    1,581,411
Property, plant and equipment, net..........         205    49,460            --       705,353        (16,025)      738,993
Intangible assets, including goodwill,
  net.......................................         789     6,006            --     3,468,261             --     3,475,056
Loans to related parties....................      78,206        --       185,529       827,099     (1,090,834)           --
Deferred taxes..............................          --     3,011            --        13,949         10,245        27,205
Other assets................................   2,681,199    12,119     2,589,842       117,641     (5,244,513)      156,288
                                              ----------   --------   ----------    ----------     -----------   ----------
  Total assets..............................  $2,895,926   $427,281   $2,826,858    $7,047,862     $(7,218,974)  $5,978,953
                                              ==========   ========   ==========    ==========     ===========   ==========
Current liabilities:
  Accounts payable..........................  $      506   $16,356    $       --    $  186,512     $       --    $  203,374
  Accounts payable to related parties.......     113,406   180,997       257,566       372,978       (847,124)       77,823
  Accrued expenses and other current
    liabilities.............................       9,740    52,916            --       328,395            589       391,640
  Note payable related to settlement........          --        --            --        85,920             --        85,920
  Short-term borrowings.....................         627       465            --       105,500             --       106,592
  Short-term borrowings from related
    parties.................................          --        --            --       218,333             --       218,333
  Current portion of long-term debt and
    capital lease obligations...............          --       516            --       167,715             --       168,231
  Income taxes payable......................      87,277        --            --        30,295             --       117,572
  Deferred taxes............................         223     6,102            --        11,902          2,740        20,967
                                              ----------   --------   ----------    ----------     -----------   ----------
    Total current liabilities...............     211,779   257,352       257,566     1,507,550       (843,795)    1,390,452
Long term debt and capital lease
  obligations, less current portion.........       4,206     1,882       843,322       915,479     (1,107,057)      657,832
Other liabilities...........................          --     3,688            --        23,312          4,464        31,464
Pension liabilities.........................         327    24,682            --        44,961             --        69,970
Deferred taxes..............................         864     5,238            --       170,385             --       176,487
Company obligated mandatorily redeemable
  preferred securities of subsidiary
  Fresenius Medical Care Capital Trusts
  holding solely Company guaranteed
  debentures of subsidiary..................          --        --            --       952,727             --       952,727
Minority interest...........................          --        --        16,318            --          4,953        21,271
                                              ----------   --------   ----------    ----------     -----------   ----------
    Total liabilities.......................     217,176   292,842     1,117,206     3,614,414     (1,941,435)    3,300,203
Shareholders' equity:.......................   2,678,750   134,439     1,709,652     3,433,448     (5,277,539)    2,678,750
                                              ----------   --------   ----------    ----------     -----------   ----------
  Total liabilities and shareholders'
    equity..................................  $2,895,926   $427,281   $2,826,858    $7,047,862     $(7,218,974)  $5,978,953
                                              ==========   ========   ==========    ==========     ===========   ==========

                                                                          AT DECEMBER 31, 1999
                                              -----------------------------------------------------------------------------
                                                                 GUARANTOR
                                                               SUBSIDIARIES
                                                           ---------------------   NON-GUARANTOR    COMBINING     COMBINED
                                                FMC AG      D-GMBH       FMCH      SUBSIDIARIES    ADJUSTMENT      TOTAL
                                              ----------   --------   ----------   -------------   -----------   ----------
                                                                    (IN THOUSANDS, EXCEPT SHARE DATA)
Current assets:
  Cash and cash equivalents.................  $      155   $    37    $       --    $   34,568     $       --    $   34,760
  Trade accounts receivable, less allowance
    for doubtful accounts...................          --    81,686            --       586,053             --       667,739
  Accounts receivable from related
    parties.................................     135,878   226,351        32,586       351,445       (697,131)       49,129
  Inventories...............................          --    61,951            --       270,379        (31,028)      301,302
  Prepaid expenses and other current
    assets..................................       8,691    11,094            --       159,607             --       179,392
  IDPN accounts receivable..................          --        --            --        53,962             --        53,962
  Deferred taxes............................         703     4,079            --       233,832         16,311       254,925
                                              ----------   --------   ----------    ----------     -----------   ----------
    Total current assets....................     145,427   385,198        32,586     1,689,846       (711,848)    1,541,209
Property, plant and equipment, net..........         236    51,473            --       600,084         (9,672)      642,121
Intangible assets, including goodwill,
  net.......................................       1,124     2,894            --     3,434,738             --     3,438,756
Loans to related parties....................     127,155        --       185,529       987,963     (1,300,647)           --
Deferred taxes..............................          11     3,667            --        14,471          6,972        25,121
Non-current IDPN accounts receivable........          --        --            --         5,189             --         5,189
Other assets................................   1,947,133    10,460     2,428,224        66,320     (4,352,150)       99,987
                                              ----------   --------   ----------    ----------     -----------   ----------
  Total assets..............................  $2,221,086   $453,692   $2,646,339    $6,798,611     $(6,367,345)  $5,752,383
                                              ==========   ========   ==========    ==========     ===========   ==========
Current liabilities:
  Accounts payable..........................  $       30   $16,923    $       --    $  176,167     $       --    $  193,120
  Accounts payable to related parties.......     151,914   205,213       181,857       393,142       (842,673)       89,453
  Accrued expenses and other current
    liabilities.............................       4,879    45,343            --       363,265          1,574       415,061
  Short-term accrued settlement.............          --        --            --       386,815             --       386,815
  Short-term borrowings.....................         960        26            --        95,397             --        96,383
  Short-term borrowings from related
    parties.................................          --        --            --       330,000             --       330,000
  Current portion of long-term debt and
    capital lease obligations...............          --     2,754            --       144,730             --       147,484
  Income taxes payable......................      49,064        --            --        29,374             --        78,438
  Deferred taxes............................      13,898     9,188            --         9,165          1,187        33,438
                                              ----------   --------   ----------    ----------     -----------   ----------
    Total current liabilities...............     220,745   279,447       181,857     1,928,055       (839,912)    1,770,192
Long term debt and capital lease
  obligations, less current portion.........       4,541       635       842,421       961,284     (1,155,105)      653,776
Long-term accrued settlement................          --        --            --        85,920             --        85,920
Other liabilities...........................         290     3,794            --        16,331          4,271        24,686
Pension liabilities.........................          --    23,819            --        37,759             --        61,578
Deferred taxes..............................       1,182     6,862            --       159,993             --       168,037
Company obligated mandatorily redeemable
  preferred securities of subsidiary
  Fresenius Medical Care Capital Trusts
  holding solely Company guaranteed
  debentures of subsidiary..................          --        --            --       964,103             --       964,103
Minority interest...........................          --        --        16,318            --          5,456        21,774
                                              ----------   --------   ----------    ----------     -----------   ----------
    Total liabilities.......................     226,758   314,557     1,040,596     4,153,445     (1,985,290)    3,750,066
Shareholders' equity:.......................   1,994,328   139,135     1,605,743     2,645,166     (4,382,055)    2,002,317
                                              ----------   --------   ----------    ----------     -----------   ----------
  Total liabilities and shareholders'
    equity..................................  $2,221,086   $453,692   $2,646,339    $6,798,611     $(6,367,345)  $5,752,383
                                              ==========   ========   ==========    ==========     ===========   ==========

                                                                  FOR THE YEAR ENDED DECEMBER 31, 2000
                                                ------------------------------------------------------------------------
                                                                 GUARANTOR
                                                                SUBSIDIARIES
                                                            --------------------   NON-GUARANTOR   COMBINING    COMBINED
                                                 FMC AG      D-GMBH      FMCH      SUBSIDIARIES    ADJUSTMENT    TOTAL
                                                ---------   --------   ---------   -------------   ----------   --------
                                                                   (IN THOUSANDS, EXCEPT SHARE DATA)
Operating activities:
  Net income (loss)...........................  $ 212,075   $ 5,526    $ 105,250     $ 180,044     $(290,820)   $212,075
  Adjustments to reconcile net income (loss)
    to net cash and cash equivalents provided
    by (used in) operating activities:
  Equity affiliate income.....................    (87,521)       --     (140,459)       38,118       189,862          --
    Depreciation and amortization.............      1,625    19,512           --       274,841        (3,124)    292,854
    Change in deferred tax....................    (12,514)   (1,298)          --        93,049        (2,303)     76,934
    (Gain) loss on sale of fixed assets.......        (40)   (1,239)          --           990            --        (289)
    Gain on sale of investments...............    (66,189)       --           --            --        66,189          --
    Compensation expense related to stock
      options.................................      3,980        --           --            --            --       3,980
  Changes in assets and liabilities, net of
    amounts from businesses acquired or
    disposed of:
    Trade accounts receivable, net............         --     2,865           --      (177,198)           --    (174,333)
    Inventories...............................         --   (10,527)          --       (17,945)        5,465     (23,007)
    Prepaid expenses and other current and
      non-current assets......................      5,241   (11,377)       1,491        (4,272)          632      (8,285)
    Accounts receivable from/ payable to
      related parties.........................    (56,306)    6,884       56,809       (44,492)       18,304     (18,801)
    Accounts payable, accrued expenses and
      other current and non-current
      liabilities.............................      5,716    14,285           --       (39,895)         (795)    (20,689)
    Income taxes payable......................     52,846        --      (23,472)       21,453            --      50,827
                                                ---------   --------   ---------     ---------     ---------    --------
      Net cash provided by (used in) operating
        activities............................     58,913    24,631         (381)      324,693       (16,590)    391,266
                                                ---------   --------   ---------     ---------     ---------    --------
Investing activities:
  Purchases of property, plant and
    equipment.................................       (100)  (23,992)          --      (213,466)        9,521    (228,037)
  Proceeds from sale of property, plant and
    equipment.................................         49     2,352           --        18,323            --      20,724
  Acquisitions and investments, net of cash
    acquired..................................   (314,421)   (2,619)          --      (268,028)      310,538    (274,530)
  Disbursement of loans to related parties,
    net.......................................   (240,139)       --           --            --       240,139          --
                                                ---------   --------   ---------     ---------     ---------    --------
      Net cash used in investing activities...   (554,611)  (24,259)          --      (463,171)      560,198    (481,843)
                                                ---------   --------   ---------     ---------     ---------    --------
Financing activities:
  Short-term borrowings, net..................     (6.577)      441           --      (103,057)           --    (109,193)
  Long-term debt and capital lease
    obligations, net..........................         --      (740)         901       257,858      (224,534)     33,485
  Payments on obligation related to
    settlement................................         --        --           --      (386,815)           --    (386,815)
  Proceeds from issuance of preference
    shares....................................    556,958        --           --            --            --     556,958
  Proceeds from increase of accounts
    receivable securitization program.........         --        --           --       111,402            --     111,402
  Proceeds from exercise of options...........        885        --           --            --            --         885
  Capital increase of
    Non-Guarantor-Subsidiaries................         --        --           --       312,352      (312,352)         --
  Dividends paid..............................    (51,229)       --           --        (6,385)        6,385     (51,229)
  Changes in minority interest................         --        --         (520)           --           659         139
                                                ---------   --------   ---------     ---------     ---------    --------
      Net cash provided by (used in) financing
        activities............................    500,037      (299)         381       183,355      (529,842)    155,632
                                                ---------   --------   ---------     ---------     ---------    --------
Effect of exchange rate changes on cash and
  cash equivalents............................     (4,357)      (10)          --       (17,105)      (13,766)    (35,238)
Cash and cash equivalents:
Net (decrease) increase in cash and cash
  equivalents.................................        (18)       63           --        29,772            --      29,817
Cash and cash equivalents at beginning of
  period......................................        155        37           --        34,568            --      34,760
                                                ---------   --------   ---------     ---------     ---------    --------
Cash and cash equivalents at end of period....  $     137   $   100    $      --     $  64,340     $      --    $ 64,577
                                                =========   ========   =========     =========     =========    ========

                                                                  FOR THE YEAR ENDED DECEMBER 31, 1999
                                                -------------------------------------------------------------------------
                                                                 GUARANTOR
                                                                SUBSIDIARIES
                                                            --------------------   NON-GUARANTOR   COMBINING    COMBINED
                                                 FMC AG      D-GMBH      FMCH      SUBSIDIARIES    ADJUSTMENT     TOTAL
                                                ---------   --------   ---------   -------------   ----------   ---------
                                                                    (IN THOUSANDS, EXCEPT SHARE DATA)
Operating Activities:
  Net income (loss)...........................  $(239,161)  $ 3,132    $(327,027)    $(255,873)    $ 570,385    $(248,544)
  Adjustments to reconcile net (loss) income
    to net cash and cash equivalents provided
    by (used in) operating activities:
  Equity affiliate loss.......................    305,430        --      291,998            --      (597,428)          --
    Depreciation and amortization.............      2,981    22,330           --       264,005        (5,108)     284,208
    Write-off of IDPN accounts receivable.....         --        --           --        94,349            --       94,349
    Change in deferred tax....................     (3,276)      119           --       (81,956)       (4,812)     (89,925)
    Loss on sale of fixed assets..............        163        --           --           828            --          991
  Changes in assets and liabilities, net of
    amounts from businesses acquired or
    disposed of:
    Trade accounts receivable, net............         --   (18,485)          --      (117,777)           --     (136,262)
    Inventories...............................         --      (562)          --       (22,145)        6,953      (15,754)
    Prepaid expenses and other current and
      non-current assets......................     (5,578)   (4,062)       1,491       (35,243)        6,674      (36,718)
    Accounts receivable from/ payable to
      related parties.........................    (30,345)   (6,391)      56,560       (35,540)          770      (14,946)
    Accounts payable, accrued expenses and
      other current and non-current
      liabilities.............................      1,340    28,778           --       455,438         3,140      488,696
    Income taxes payable......................     23,936        --      (23,353)       28,079            --       28,662
                                                ---------   --------   ---------     ---------     ---------    ---------
      Net cash provided by (used in) operating
        activities of continuing operations...     55,490    24,859         (331)      294,165       (19,426)     354,757
                                                ---------   --------   ---------     ---------     ---------    ---------
      Net cash used in operating activities of
        discontinued operations...............         --        --           --        (3,782)           --       (3,782)
                                                ---------   --------   ---------     ---------     ---------    ---------
      Net cash provided by (used in) operating
        activities............................     55,490    24,859         (331)      290,383       (19,426)     350,975
                                                ---------   --------   ---------     ---------     ---------    ---------
Investing Activities:
  Purchases of property, plant and
    equipment.................................       (326)  (23,611)          --      (140,208)        3,869     (160,276)
  Proceeds from sale of property, plant and
    equipment.................................         92     1,065           --         5,973            --        7,130
  Acquisitions and investments, net of cash
    acquired..................................     (9,002)       --           --      (100,288)        7,964     (101,326)
                                                ---------   --------   ---------     ---------     ---------    ---------
      Net cash used in investing activities...     (9,236)  (22,546)          --      (234,523)       11,833     (254,472)
                                                ---------   --------   ---------     ---------     ---------    ---------
Financing activities:
  Short-term borrowings, net..................     (3,595)     (456)          --       272,685            --      268,634
  Long-term debt and capital lease
    obligations, net..........................      4,817    (1,836)         851      (286,948)         (465)    (283,581)
  Retirement of convertible investment
    securities................................         --        --           --       (47,664)           --      (47,664)
  Proceeds from increase of accounts
    receivable securitization program.........         --        --           --        29,400            --       29,400
  Proceeds from exercise of FMC Rollover
    options...................................      1,719        --           --            --            --        1,719
  Capital Increase of
    Non-Guarantor-Subsidiaries................         --        --           --         8,556        (8,556)          --
  Dividends paid..............................    (48,404)       --           --       (15,516)       15,516      (48,404)
  Changes in minority interest................         --        --         (520)           --         1,098          578
                                                ---------   --------   ---------     ---------     ---------    ---------
      Net cash (used in) provided by financing
        activities............................    (45,463)   (2,292)         331       (39,487)        7,593      (79,318)
                                                ---------   --------   ---------     ---------     ---------    ---------
Effect of exchange rate changes on cash and
  cash equivalents............................     (1,665)       (6)          --       (12,621)           --      (14,292)
Cash and Cash Equivalents:
Net (decrease) increase in cash and cash
  equivalents.................................       (874)       15           --         3,752            --        2,893
Cash and cash equivalents at beginning of
  period......................................      1,029        22           --        30,816            --       31,867
                                                ---------   --------   ---------     ---------     ---------    ---------
Cash and cash equivalents at end of period....  $     155   $    37    $      --     $  34,568     $      --    $  34,760
                                                =========   ========   =========     =========     =========    =========

                                                                  FOR THE YEAR ENDED DECEMBER 31, 1998
                                                ------------------------------------------------------------------------
                                                                 GUARANTOR
                                                                SUBSIDIARIES
                                                            --------------------   NON-GUARANTOR   COMBINING    COMBINED
                                                 FMC AG      D-GMBH      FMCH      SUBSIDIARIES    ADJUSTMENT    TOTAL
                                                ---------   --------   ---------   -------------   ----------   --------
                                                                   (IN THOUSANDS, EXCEPT SHARE DATA)
Operating Activities:
  Net income (loss)...........................  $  25,808   $(1,342)   $ (58,950)  $     16,937    $  36,678    $ 19,131
  Adjustments to reconcile net income to net
    cash and cash equivalents provided by
    (used in) operating activities:
  Equity affiliate income.....................    (93,715)       --      (84,653)            --      178,368          --
    Cumulative effect of accounting change....      6,589       706        4,890          5,883      (11,479)      6,589
    Depreciation and amortization.............      2,908    22,099           --        253,977           --     278,984
    Loss from operations of discontinued
      businesses..............................      8,669        --        8,669          8,669      (17,338)      8,669
    Loss on disposition of businesses.........     97,228        --       97,228         97,228     (194,456)     97,228
    Change in deferred tax....................     19,383      (834)          --          5,755         (718)     23,586
    Loss on sale of fixed assets..............         --        --           --            213           --         213
  Changes in assets and liabilities, net of
    amounts from businesses acquired or
    disposed of:
    Trade accounts receivable, net............     (2,650)  (11,891)          --       (145,510)          --    (160,051)
    Inventories...............................         --       160           --        (39,615)         151     (39,304)
    Prepaid expenses and other current and
      non-current assets......................    (10,717)   (5,696)     (13,671)        (7,673)         462     (37,295)
    Accounts receivable from/ payable to
      related parties.........................    (90,095)   23,543       68,622          1,104           --       3,174
    Accounts payable, accrued expenses and
      other current and non-current
      liabilities.............................     (2,330)    5,654           --         (9,660)          --      (6,336)
    Income taxes payable......................     12,131    (4,027)     (21,877)        87,442           --      73,669
                                                ---------   --------   ---------   -------------   ---------    --------
      Net cash (used in) provided by operating
        activities of continuing operations...    (26,791)   28,372          258        274,750       (8,332)    268,257
                                                ---------   --------   ---------   -------------   ---------    --------
      Net cash used in operating activities of
        discontinued operations...............         --        --           --           (257)          --        (257)
                                                ---------   --------   ---------   -------------   ---------    --------
      Net cash (used in) provided by operating
        activities............................    (26,791)   28,372          258        274,493       (8,332)    268,000
                                                ---------   --------   ---------   -------------   ---------    --------
Investing Activities:
  Purchases of property, plant and
    equipment.................................       (126)  (30,372)          --       (129,424)       1,227    (158,695)
  Proceeds from sale of property, plant and
    equipment.................................        617     2,776           --         22,786           --      26,179
  Acquisitions and investments, net of cash
    acquired..................................   (100,805)      (16)    (250,000)      (153,208)     281,094    (222,935)
  Proceeds from disposition of businesses.....         --        --           --         82,500           --      82,500
                                                ---------   --------   ---------   -------------   ---------    --------
      Net cash used in investing activities of
        continuing operations.................   (100,314)  (27,612)    (250,000)      (177,346)     282,321    (272,951)
                                                ---------   --------   ---------   -------------   ---------    --------
      Net cash used in investing activities of
        discontinued operations...............         --        --           --         (7,315)          --      (7,315)
                                                ---------   --------   ---------   -------------   ---------    --------
      Net cash used in investing activities...   (100,314)  (27,612)    (250,000)      (184,661)     282,321    (280,266)
                                                ---------   --------   ---------   -------------   ---------    --------

                                                                  FOR THE YEAR ENDED DECEMBER 31, 1998
                                                ------------------------------------------------------------------------
                                                                 GUARANTOR
                                                                SUBSIDIARIES
                                                            --------------------   NON-GUARANTOR   COMBINING    COMBINED
                                                 FMC AG      D-GMBH      FMCH      SUBSIDIARIES    ADJUSTMENT    TOTAL
                                                ---------   --------   ---------   -------------   ----------   --------
                                                                   (IN THOUSANDS, EXCEPT SHARE DATA)
Financing activities:
  Short-term borrowings, net..................      4,481       505           --         (1,255)          --       3,731
  Long-term debt and capital lease
    obligations, net..........................    172,483    (2,754)     250,000     (1,000,076)          --    (580,347)
  Retirement of convertible investment
    securities................................         --        --           --        (61,725)          --     (61,725)
  Proceeds from issuance of mandatorily
    redeemable preferred securities...........         --        --           --        597,810           --     597,810
  Proceeds from increase of accounts
    receivable securization program...........         --        --           --        105,600           --     105,600
  Proceeds from exercise of FMC Rollover
    options...................................      1,047        --           --             --           --       1,047
  Capital Increase of Non-Guarantor
    Subsidiaries..............................         --        --           --        275,226     (275,226)         --
  Dividends paid..............................    (45,176)       --           --         (4,038)          --     (49,214)
  Distributions on convertible investment
    securities................................         --        --           --         (2,752)          --      (2,752)
  Changes in minority interest................         --        --         (520)            --        1,237         717
                                                ---------   --------   ---------   -------------   ---------    --------
      Net cash provided by (used in) financing
        activities of continuing operations...    132,835    (2,249)     249,480        (91,210)    (273,989)     14,867
                                                ---------   --------   ---------   -------------   ---------    --------
      Net cash used in financing activities of
        discontinued operations...............         --        --           --         (2,107)          --      (2,107)
                                                ---------   --------   ---------   -------------   ---------    --------
      Net cash provided by (used in) financing
        activities............................    132,835    (2,249)     249,480        (93,317)    (273,989)     12,760
                                                ---------   --------   ---------   -------------   ---------    --------
Effect of exchange rate changes on cash and
  cash equivalents:...........................     (4,794)       29          262         (1,942)          --      (6,445)
Cash and cash equivalents:
Net (decrease) increase in cash and cash
  equivalents.................................        936    (1,460)          --         (5,427)          --      (5,951)
Cash and cash equivalents at beginning of
  period......................................         93     1,482           --         36,243           --      37,818
                                                ---------   --------   ---------   -------------   ---------    --------
Cash and cash equivalents at end of period....  $   1,029   $    22    $      --   $     30,816    $      --    $ 31,867
                                                =========   ========   =========   =============   =========    ========

                                                                     SCHEDULE II

                           FRESENIUS MEDICAL CARE AG

                       VALUATIONS AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                              (REDUCTION)
                                                BALANCE AT     CHARGE TO     DEDUCTIONS/     BALANCE
                                                BEGINNING      COSTS AND     WRITE-OFFS/     AT END
                                                OF PERIOD      EXPENSES      RECOVERIES     OF PERIOD
                                                ----------    -----------    -----------    ---------
Allowance for doubtful accounts:
  Year ended December 31, 2000................   $101,262       $69,967        $60,048      $111,181
  Year ended December 31, 1999................     78,167        46,418         23,323       101,262
  Year ended December 31, 1998................     75,653        56,426         53,912        78,167