Form 20-F
period 2001-12-31
FRESENIUS MEDICAL CARE CORP
filed 2002-04-03
CIK 1019600

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

                                       OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER --------
                            ------------------------

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

    AMERICAN DEPOSITARY SHARES REPRESENTING ORDINARY        NEW YORK STOCK EXCHANGE
    SHARES

    ORDINARY SHARES, NO PAR VALUE                           NEW YORK STOCK EXCHANGE(1)

     SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE
ACT: None

    SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: 7 7/8% USD TRUST PREFERRED SECURITIES DUE 2008, 7 3/8% DM TRUST PREFERRED SECURITIES DUE 2008, 7 7/8% USD TRUST PREFERRED SECURITIES DUE 2011, 7 3/8% EURO TRUST PREFERRED SECURITIES DUE 2011
------------------

(1) Not for trading, but only in connection with the registration of American Depositary Shares representing such shares.

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     Preference Shares, no par value 26,176,508

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

                          Item 17 [ ]     Item 18 [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                PAGE
                                                                                ----
INTRODUCTION
PART I
Item  1.           Identity of Directors, Senior Management and Advisors.......    2
Item  2.           Other Statistics and Expected Timetable.....................    2
Item  3.           Key Information.............................................    2
Item  4.           Information on the Company..................................    9
Item  5.           Operating and Financial Review and Prospects................   42
Item  6.           Directors, Senior Management and Employees..................   59
Item  7.           Major Shareholders and Related Party Transactions...........   64
Item  8.           Financial Information.......................................   68
Item  9.           The Offer and Listing Details...............................   73
Item 10.           Additional Information......................................   78
Item 11.           Quantitative and Qualitative Disclosures About Market
                   Risk........................................................   88
Item 12.           Description of Securities other than Equity Securities......   92

PART II
Item 13.           Defaults, Dividend Arrearages and Delinquencies.............   93
Item 14.           Material Modifications to the Rights of Security Holders and
                   Use of Proceeds.............................................   93
Item 15.           [Reserved]..................................................   93
Item 16.           [Reserved]..................................................   93

PART III
Item 17.           Financial Statements........................................   93
Item 18.           Financial Statements........................................   93
Item 19.           Exhibits....................................................   93

                                  INTRODUCTION

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

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable

ITEM 2.  OTHER STATISTICS AND EXPECTED TIMETABLE

     Not applicable

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

     The following table summarizes the consolidated financial information for our business for each of the years 1997 through 2001. We derived the selected financial information from our consolidated financial statements. We prepared our financial statements in accordance with accounting principles generally accepted in the United States of America and KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft, independent accountants, audited these financial statements. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this document and the information under "Item 5. Operating and Financial Review and Prospects".

                                    2001(A)        2000         1999(B)       1998(C)        1997
                                  -----------   -----------   -----------   -----------   -----------
                                                             (IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
Net revenues....................  $     4,859   $     4,201   $     3,840   $     3,506   $     2,974
Cost of revenues................        3,220         2,734         2,463         2,243         1,886
                                  -----------   -----------   -----------   -----------   -----------
Gross profit....................        1,639         1,467         1,377         1,263         1,088
Selling, general and
  administrative................          966           814           785           743           675
Research and development........           36            32            32            31            22
Special charge..................          258            --           601            --            --
                                  -----------   -----------   -----------   -----------   -----------
Operating income (loss).........          379           621           (41)          489           391
Interest expense, net...........          223           216           218           220           184
                                  -----------   -----------   -----------   -----------   -----------
Income (loss) before income
  taxes and minority interest...          156           405          (259)          269           207
Income (loss) from continuing
  operations before cumulative
  effect of accounting change...           63           212          (249)          132           104
Net income (loss)...............  $        63   $       212   $      (249)  $        19   $        90
                                  ===========   ===========   ===========   ===========   ===========
Weighted average of:
  Preference shares
     outstanding................   26,035,330    19,002,118     9,023,341     9,023,341     6,506,917
  Ordinary shares outstanding...   70,000,000    70,000,000    70,000,000    70,000,000    70,000,000
Basic income (loss) from
  continuing operations per
  Ordinary share................  $      0.65   $      2.37   $     (3.15)  $      1.62   $      1.34
Fully diluted income (loss) from
  continuing operations per
  Ordinary share................         0.64          2.36         (3.15)         1.62          1.34
Basic income (loss) per Ordinary
  share.........................         0.65          2.37         (3.15)         0.20          1.16
Fully diluted income (loss) per
  Ordinary share................         0.64          2.36         (3.15)         0.20          1.16
Basic income (loss) from
  continuing operations per
  Preference share..............         0.70          2.43         (3.15)         1.78          1.39

                                    2001(A)        2000         1999(B)       1998(C)        1997
                                  -----------   -----------   -----------   -----------   -----------
                                                             (IN MILLIONS)
Fully diluted income (loss) from
  continuing operations per
  Preference share..............         0.69          2.42         (3.15)         1.78          1.39
Basic income (loss) per
  Preference share..............         0.70          2.43         (3.15)         0.36          1.21
Fully diluted income (loss) per
  Preference share..............         0.69          2.42         (3.15)         0.36          1.21
Basic and fully diluted net
  income (loss) per Ordinary
  ADS...........................         0.22          0.79         (1.05)         0.07          0.39
Basic and fully diluted net
  income (loss) per Preference
  ADS...........................         0.23          0.81         (1.05)         0.12          0.40
Dividends declared per Ordinary
  share (E)(a)..................         0.85(b)        0.78         0.69          0.59          0.51
Dividends declared per
  Preference share (E)(a).......         0.91(b)        0.84         0.75          0.64          0.56
Dividends declared per Ordinary
  share ($)(a)..................           --(b)        0.72         0.64          0.61          0.55
Dividends declared per
  Preference share ($)(a).......           --(b)        0.78         0.69          0.66          0.61
BALANCE SHEET DATA
Working capital.................  $       402   $       191   $      (229)  $       448   $       548
Total assets....................        6,516         5,979         5,752         5,679         5,541
Total long-term debt(c).........        2,165         1,611         1,618         2,070         2,001
Shareholders' equity (net
  assets).......................        2,617         2,679         2,002         2,357         2,446
Capital Stock -- Preference
  shares -- Nominal Value.......           70            64            28            28            28
Capital Stock -- Ordinary shares
  -- Nominal Value..............          229           229           229           229           229

---------------

(A) Includes the special charge to address 1996 merger related legal matters, estimated liabilities and legal expenses arising in connection with the W.R. Grace Chapter 11 proceedings and the cost of resolving pending litigation and other disputes with certain commercial insurers. You can find a more detailed discussion of this special charge in "Item 5.B. Operating and Financial Review and Prospects -- Special Charge for Legal Matters" and in
    Note 3 of the Notes to our Consolidated Financial Statements.

(B) Reflects the impact of the special charge relating to the settlement agreement reached with the U.S. government regarding U.S. government investigations. You can find a more detailed discussion of the final terms of the settlement in "Item 5.B. Operating and Financial Review and Prospects -- Liquidity and Capital Resources" and in Note 2 of the Notes to our Consolidated Financial Statements.

(C) Includes the effect of an accounting change. See Note 1 of the Notes to our Consolidated Financial Statements.

(a) Amounts shown for each year from 1997 to 2000 represent dividends paid with respect to such year. The actual declaration and payment of the dividend was made in the following year, after approval of the dividend at our general meeting.

(b) Our managing board and our supervisory board have proposed dividends for 2001 of E0.91 per Preference share and E0.85 per Ordinary share. These dividends are subject to approval by our shareholders at our annual general meeting to be held on May 22, 2002.

(c) Total long-term debt represents long-term debt and capital lease obligations, less current portions and (i) at December 31, 1997, the mandatorily redeemable preferred securities of Fresenius Medical Care Capital Trust, and (ii) at December 31, 1998, 1999 and 2000, the mandatorily redeemable preferred securities of Fresenius Medical Care Capital Trust, Fresenius Medical Care Capital Trust II, and Fresenius Medical Care Capital Trust III, and (iii) at December 31, 2001, the mandatorily redeemable preferred securities of Fresenius Medical Care Capital Trust, Fresenius Medical Care Capital Trust II, Fresenius Medical Care Capital Trust III, Fresenius Medical Care Capital Trust IV, and Fresenius Medical Care Capital Trust V. On February 14, 2002, we redeemed the entire $360 million aggregate liquidation amount of the trust preferred securities of Fresenius Medical Care Capital Trust.

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

     Fresenius Medical Care Holdings is party to a corporate integrity agreement with the U.S. government. This agreement requires that Fresenius Medical Care Holdings staff and maintain a comprehensive compliance program, including a written code of conduct, training programs, regulatory compliance policies and procedures, annual audits and periodic reporting to the government. The corporate integrity agreement permits the U.S. government to exclude Fresenius Medical Care Holdings and its subsidiaries from participation in U.S. federal health care programs if there is a material breach of the agreement that Fresenius Medical Care Holdings does not cure within thirty days after Fresenius Medical Care Holdings receives written notice of the breach. We derive approximately 42% of our consolidated revenue from U.S. federal health care benefit programs. Consequently, if Fresenius Medical Care Holdings commits a material breach of the corporate integrity agreement that results in the exclusion of Fresenius Medical Care Holdings or its subsidiaries from continued participation in those programs it would significantly decrease our revenue and have a material adverse effect on our business, financial condition and results of operations.

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

A REDUCTION IN U.S. GOVERNMENT REIMBURSEMENT FOR DIALYSIS CARE WOULD MATERIALLY DECREASE OUR REVENUES

     For the twelve months ended December 31, 2001 approximately 42% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. Legislative changes may affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in Medicare reimbursement rates or covered services could have a material adverse effect on our business, financial condition and results of operations.

A CHANGE IN REIMBURSEMENT FOR OR UTILIZATION OF EPO COULD MATERIALLY REDUCE OUR REVENUE AND OPERATING PROFIT

     Reimbursement and revenue from the administration of erythropoetin, or EPO, accounted for approximately 27% of dialysis care revenue in our North America segment for the twelve months ended December 31, 2001. EPO is produced by a single source manufacturer, Amgen Inc. Our current contract with Amgen covers the period from January, 2002 to December 2003, with price guarantees and volume and outcome discounts. A reduction in reimbursement for EPO, a significant change in utilization of EPO, an interruption of supply or our inability to obtain satisfactory purchase terms for EPO could reduce our revenues from, or increase our costs in connection with, administration of EPO, which could materially adversely affect our business, financial condition and results of operations.

CREDITORS OF W.R. GRACE & CO. CONN. HAVE ASSERTED CLAIMS AGAINST US

     We were formed in 1996 as a result of a series of transactions with W.R. Grace & Co that we refer to as the merger. At the time of the merger, W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation, pre-merger tax claims and other claims unrelated to its dialysis business and, in connection with the merger, W.R. Grace & Co.-Conn. agreed to indemnify Fresenius Medical Care and its subsidiaries against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the merger, other than liabilities arising from or relating to National Medical Care's operations. In addition, the merger was consummated as a tax free organization. Pre-merger tax claims or other tax claims that would arise if events were to violate the tax-free nature of the merger could ultimately be the obligation of our principal subsidiary, Fresenius Medical Care Holdings, Inc. ("FMCH"). In particular, W.R. Grace & Co. has publicly disclosed that its tax returns for the years 1993 through 1996 are under audit by the U.S. Internal Revenue Service, that it has paid tax and interest with respect to certain deductions taken prior to 1993 and that similar deductions were taken in the years under audit. Subject to certain representations made by W.R. Grace & Co.-Conn, FMCH and Fresenius AG, W.R. Grace & Co.-Conn. also agreed to indemnify us against any such tax liability. W.R. Grace & Co.-Conn. has filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. If W.R. Grace & Co.-Conn.'s obligation to indemnify us is terminated or limited as a result of bankruptcy proceedings, and we are held liable for pre-merger obligations of W.R. Grace & Co.-Conn. or the merger is determined to be a taxable transaction, our business, financial condition and results of operations could be adversely affected.

     Proceedings have been brought against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., principally alleging that the merger was a fraudulent conveyance, violated the uniform fraudulent transfer act, and constituted a conspiracy. We believe that no fraudulent transfer or conspiracy occurred and we intend to defend the cases vigorously, and we have also requested indemnification from W.R. Grace & Co.-Conn. with respect to these proceedings. We are also engaged in litigation with Sealed Air Corporation (with which W.R. Grace & Co.-Conn. conducted a multistep transaction subsequent to the merger) over our entitlement to indemnification from Sealed Air for losses and expenses we incur relating to pre-merger tax liabilities of W.R. Grace & Co. and merger-related claims. For additional information with respect to these proceedings see "Item 8.A.7 -- Legal Proceedings." If the merger is determined to be a fraudulent transfer, if material damages are proved by the plaintiffs and we are not able to collect, in whole or in part on the indemnity, a judgment could have a material adverse effect on our business, financial condition and results of operations. We recorded a pre-tax accrual of $172,034,000 at December 31, 2001 to reflect our estimated exposure for liabilities and expenses related to the W.R. Grace & Co. bankruptcy. See Note 3 to our consolidated financial statements.

WE ARE DEFENDANTS IN LITIGATION BY PRIVATE INSURANCE COMPANIES ALLEGING INAPPROPRIATE BILLING PRACTICES

     FMCH, National Medical Care, and subsidiaries of National Medical Care are defendants in litigation brought by private payors alleging inappropriate billing practices for nutritional therapy and diagnostic and clinical laboratory tests, and misrepresentations. For information regarding these proceedings, see "Item 8.A.7 -- Legal Proceedings." In January 2002, FMCH entered into an agreement in principle with Aetna Life Insurance Company to establish a process for resolving these claims and the Company's counterclaims relating to overdue payments for services rendered by the Company to the Aetna's beneficiaries. Other private payors have contacted FMCH and have asserted that National Medical Care received excess payments and may file their own lawsuit seeking reimbursement and other damages from National Medical Care. Although we cannot predict the ultimate outcome of these proceedings at this time, an adverse result could have a material adverse effect on our business, financial condition and results of operations. In light of the Aetna agreement in principle we established a pre-tax accrual of $55,489,000 at December 31, 2001 to provide for the anticipated settlement of the Aetna lawsuit and estimated legal expenses related to the continued defense of other commercial insurer claims and resolution of these claims, including overdue payments for services we rendered to these insurers' beneficiaries (see Note 3 to our consolidated financial statements). We cannot assure that the anticipated Aetna settlement will be consummated or that the costs associated with such a settlement or a litigated resolution of Aetna's claims and the other commercial insurers' claims will not exceed the $55,489,000 pre-tax accrual.

IF THE POSITION OF THE U.S. CENTERS FOR MEDICARE AND MEDICAID SERVICES IN THE OBRA 93 DISPUTE IS ULTIMATELY UPHELD, WE COULD BE OBLIGATED TO REFUND UP TO $120 MILLION TO MEDICARE

     Under the U.S. Omnibus Budget Reconciliation Act of 1993, as initially interpreted by the U.S. Centers for Medicare and Medicaid Services (formerly known as the Health Care Financing Administration), which administers the Medicare and Medicaid programs, employer health plans were the primary payor for end-stage renal disease ("ESRD") dual-eligible patients (i.e., patients age 65 and over who are eligible for Medicare and covered by an employer health plan) during the first 18 months of their Medicare eligibility. This interpretation resulted in increased revenue for National Medical Care because, during the 18-month period, the rate paid by the employer health plan was generally in excess of the Medicare rate. In April 1995, the U.S. Health Care Financing Administration announced a new interpretation of the U.S. Omnibus Budget Reconciliation Act of 1993 which retroactively eliminated the 18-month period in which the employer health plan was the primary payor for dual eligible patients. National Medical Care has obtained a permanent injunction against the retroactive implementation of this revised interpretation. Its motion for a declaratory judgment against implementation on a going-forward basis, and the government's motion for a declaratory judgment that the rule was validly applied on a prospective basis, are both pending. It is not clear at this time whether the government intends to appeal the rulings. As of July 1, 1995, National Medical Care ceased to recognize the incremental revenue realized under the original implementation, but continued to bill employer health plans as primary payors until December 31, 1995. If the government should appeal and be successful in reversing the rulings, thereby upholding the government's retroactive implementation of its revised interpretation, National Medical Care may be required to refund the payments received from employer health plans for services provided after August 10, 1993 under the original implementation and to rebill Medicare for the same services. This refunding and rebilling would result in a net loss to National Medical Care of approximately $120 million for billing through December 31, 1995.

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

     We are engaged in both manufacturing dialysis products and providing dialysis services. We compete in the dialysis services business with many customers of our products business. As a result, independent dialysis clinics, those operated by other chains and dialysis centers acquired by other products manufacturers may elect to limit or terminate their purchases of our dialysis products so as to avoid purchasing products manufactured by a competitor. Possible purchase reductions could decrease our product revenues, with a material adverse effect on our business, financial condition and results of operations.

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

     Our dialysis services business is dependent upon patients choosing our clinics as the location for their treatments. Patients may select a clinic based, in whole or in part, on the recommendation of their physician. We believe that physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility to an ESRD patient, including, but not limited to, the quality of care at a clinic, the competency of a clinic's staff, convenient scheduling, and a clinic's location and physical condition. Physicians may change their facility recommendations at any time, which may result in the movement of our existing patients to competing clinics, including clinics established by the physicians themselves. At most of our clinics, a relatively small number of physicians account for the referral of all or a significant portion of the patient base. If a significant number of physicians ceased referring their patients to our clinics, this could reduce our dialysis care revenue and materially adversely affect our overall operations. Our operations are also affected by referrals from hospitals, managed care plans and other sources.

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

OTHER RISKS

OUR SIGNIFICANT INDEBTEDNESS MAY LIMIT OUR ABILITY TO PAY DIVIDENDS OR IMPLEMENT CERTAIN ELEMENTS OF OUR BUSINESS STRATEGY

     We are substantially leveraged. As of December 31, 2001, our total consolidated liabilities were $3.90 billion, including obligations with respect to all our trust preferred securities of approximately $1.43 billion, our total consolidated assets were $6.52 billion and our stockholders' equity was $2.62 billion. Our substantial level of debt presents the risk that we might not generate sufficient cash to service our indebtedness or that our leveraged capital structure could limit our ability to finance the acquisition and development of additional projects, to compete effectively or to operate successfully under adverse economic conditions.

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

     On September 30, 1996, we completed a series of transactions to consummate an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace which we refer to as "the Merger" elsewhere in this report. Pursuant to that agreement, Fresenius AG contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 35,210,000 Fresenius Medical Care Ordinary shares. Thereafter, we acquired:

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

CAPITAL EXPENDITURES

     We invested, by business segment and geographical areas, the following amounts during the three fiscal years ended December 31, 2001, 2000 and 1999 and have budgeted the following amounts for the year 2002:

                                                                     ACTUAL
                                                                 (IN MILLIONS)
                                                              --------------------    BUDGET
                                                              2001    2000    1999     2002
                                                              ----    ----    ----    ------
Acquisitions
  North America.............................................  $412    $116    $ 65
  International
     Germany................................................    --      11      --
     Rest of World..........................................    49     161      46
                                                              ----    ----    ----     ----
       Total Acquisitions...................................  $461    $288    $111     $100
                                                              ====    ====    ====     ====
Capital expenditures for property, plant and equipment
  North America.............................................  $138    $113    $ 81
  International
     Germany................................................    34      24      24
     Rest of World..........................................   103      91      55
                                                              ----    ----    ----     ----
       Total Capital Expenditures...........................  $275    $228    $160     $220
                                                              ====    ====    ====     ====

     In North America major capital expenditures for the year 2002 are planned for our manufacturing facility in Ogden, Utah. Beginning in 2001, we made a $65 million capital commitment to construct two dialyzer assembly lines and two fiber spinning lines, increasing our dialyzer manufacturing capacity by 200%. Production starts were scheduled between the fourth quarter of 2001 and the second quarter of 2002.

     Major capital expenditures in Japan for 2001 included a $15 million investment in a second fiber spinning line in Inukai and a $14 million investment in a peritoneal dialysis solution manufacturing line in Buzen, Japan. At our St. Wendel plant in Germany we built a dialyzer assembly line for production of the new generation of FX-class dialyzers at a cost of $2 million in 2001, with another $8 million expansion planned over the next two years. In Latin America we plan to invest $9 million in peritoneal dialysis solutions manufacture in Mexico. We finance our capital expenditures through cash flow from operations or under existing credit facilities.

     For information regarding recent acquisitions, see "Business Overview -- Acquisitions."

B.  BUSINESS OVERVIEW

OUR BUSINESS

     We are the world's largest kidney dialysis company engaged in both providing dialysis care and manufacturing dialysis products, based on publicly reported revenues and patients treated. We provide dialysis treatment to over 105,000 patients at our 1,400 clinics located in 20 countries. In the U.S., we also provide inpatient dialysis services, therapeutic apheresis, hemoperfusion and other services under contract to hospitals. We also develop and manufacture a complete range of equipment, systems and disposable products, which we sell to customers in over 100 countries. We are able to use the information we gain when treating patients in developing new and improved products. We believe that our size, our activities in both dialysis care and dialysis products and our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors. For the year ended December 31, 2001, we had net revenues of $4.9 billion, an increase of 16% over 2000 revenues. We derived 74% of our revenues in 2001 from our North America operations and 26% from our International operations.

     The following table summarizes revenues for our North America segment and our International segment as well as our major categories of activity for the three years ended December 31, 2001, 2000 and 1999.

                                                               2001      2000      1999
                                                              ------    ------    ------
                                                                    (IN MILLIONS)
North America
  Dialysis Care.............................................  $3,131    $2,608    $2,335
  Dialysis Products.........................................     471       474       469
                                                              ------    ------    ------
                                                               3,602     3,082     2,804
International
  Dialysis Care.............................................     426       336       265
  Dialysis Products.........................................     831       783       771
                                                              ------    ------    ------
                                                               1,257     1,119     1,036

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

     There are currently only two methods for treating ESRD: dialysis and kidney transplantation. Scarcity of compatible kidneys limits transplants. According to data published by the Center for Medicare and Medicaid Services ("CMS") (formerly the Health Care Financing Administration) of the U.S. Department of Health and Human Services, approximately 14,300 patients received kidney transplants in the U.S. during 2000. Transplantation rates vary from country to country in Europe. According to the European Dialysis and Transplantation Association Registry Report for 1996, 2% of new ESRD patients age 15 or over received transplants as the first mode of treatment in Europe in 1995. Therefore, most patients suffering from ESRD must rely on dialysis, which is the removal of toxic waste products and excess fluids from the body by artificial means. There are two major dialysis methods commonly used today, hemodialysis and peritoneal dialysis. These are described below under "Treatment Options for ESRD." Generally, an ESRD patient's physician, in consultation with the patient, chooses the patient treatment method, which is based on the patient's medical conditions and needs.

     Based on the most recent data published by the CMS of the U.S. Department of Health and Human Services, the number of patients in the U.S. who received dialysis for chronic ESRD grew from approximately 66,000 in 1982 to approximately 273,300 at December 31, 2000, or a compound annual rate of 8.2%. It is our belief that growth will continue at 5-7% per year. The United States Renal Data System (USRDS) projections to 2010 suggest that the number of both dialysis and transplant patients will reach levels double those in 1997. According to data from the CMS, the European Dialysis and Transplantation Association and our own internal survey, the number of non-U.S. chronic dialysis patients is growing at estimated annual rates of 8% for patients receiving hemodialysis and 7% for patients receiving peritoneal dialysis. At the end of 2000, an estimated 1.1 million patients were undergoing dialysis treatment. According to our own market surveys, Japan is the second largest dialysis market in the world with approximately 210,000 dialysis patients. In the rest of the world, we estimate that at the end of 2000 there were approximately 250,000 dialysis patients in Europe, more than 130,000 patients in Asia (excluding Japan) and around 120,000 patients in Latin America. We believe that the continuing growth in the number of dialysis patients is principally attributable to:

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

TREATMENT OPTIONS FOR ESRD

     Hemodialysis. Hemodialysis removes toxins and excess fluids from the blood outside the patient's body. In hemodialysis, the blood flows outside the body by means of plastic tubes known as bloodlines into a specially designed filter, called a dialyzer. The dialyzer functions as an artificial kidney by separating waste products and excess water from the blood by diffusion and ultrafiltration. Dialysis solution flowing through the dialyzer carries away the waste products and excess water. The cleansed blood is returned to the patient. A hemodialysis machine controls the movement of the blood and dialysis solution. The machine pumps blood, adds anti-coagulants, regulates the purification process and controls the mixing of dialysis solution and the rate of its flow through the system. This machine may also monitor and record the patient's vital signs.

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

     According to data from the CMS, as of December 31, 2000, there were approximately 3,927 Medicare-certified ESRD treatment clinics in the U.S. Ownership of these clinics is fragmented. The majority of hemodialysis patients are referred to outpatient dialysis centers, such as our clinics, where hemodialysis treatments are performed with the assistance of a nurse or dialysis technician under the general supervision of a physician. We estimate that there are approximately 4,200 dialysis clinics in Europe, of which 60% are government-owned, 30% are privately owned, and 10% are operated by health care organizations. In Latin America, privately owned clinics predominate, comprising over 60% of all clinics providing dialysis care.

     According to CMS, as of December 31, 2000, hemodialysis patients represented 90% of all dialysis patients in the U.S. Our most recent studies indicate hemodialysis patients comprise 95% of all ESRD patients in Japan, 89% in Europe, and 83% in the rest of the world.

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

OUR STRATEGY

     Our objective is to focus on generating revenue growth that exceeds market growth of the dialysis industry, measured by growth in the patient population, while maintaining our leading position in the market and increasing earnings at a faster pace than revenue growth. Our dialysis care and product revenues have grown faster than the market over the past five years, and we believe that we are well positioned to meet our objectives by focusing on the following strategies:

     - Continue to Provide High Standards of Patient Care. We believe that our reputation for providing the highest standards of patient care is a competitive advantage. We believe that our proprietary Patient Statistical Profile database, which contains clinical and demographic data on over 290,000 U.S. dialysis patients, is the most comprehensive body of information about dialysis patients in the world. In 1998, we initiated our European clinical database to develop a comparable body of data from our European dialysis clinics. We believe that these databases provide a unique advantage in improving dialysis therapy and treatment outcomes, improving the quality and effectiveness of dialysis products and reducing mortality rates. By improving dialysis outcomes and overall ESRD patient care, we also may be able to contain hospitalization and other costs of ESRD treatment.

     - Expand Presence in Attractive Growth Markets Worldwide. We intend to continue to take advantage of the reputation and market recognition our global product business has created by acquiring and establishing new dialysis clinics within attractive international markets. We believe that we will obtain an increasing percentage of our dialysis care growth from worldwide markets. We believe that increases in per capita income in developing countries will make general health care benefits, which may include payment for dialysis treatment, more widely available and present significant opportunities. During 2001, we acquired 24 clinics and opened 11 new clinics outside the U.S. By December 31, 2001, we treated over 29,000 patients outside the U.S., an increase of approximately 22% over the figure at December 31, 2000. To take advantage of the growing trend towards consolidation outside of the U.S., we envision making additional acquisitions in selected international markets.

     - Increase Our Spectrum of Dialysis Services. One of our objectives is to continue to expand our role within the broad spectrum of services for dialysis patients. We have begun to implement this strategy by providing expanded and enhanced patient services, including laboratory services, to both our own clinics and those of third parties. We estimate that our Spectra Renal Management division provides laboratory services for 40% of the ESRD patients in the U.S. We have developed disease state management methodologies, which involve total patient care for ESRD patients and which we believe are attractive to managed care payors. As part of our plans to develop disease state management, we have formed Optimal Renal Care, LLC, a joint venture with Southern California Permanente Medical Group, a subsidiary of Kaiser Permanente, Inc. which has the largest dialysis patient population of any managed care organization. We expect that Optimal Renal Care will double its patient volume in 2002. Optimal Renal Care is expanding its focus to offer services to a wider range of chronic kidney disease patients, which includes more mild impairment of renal function. We have also formed Renaissance Health Care as a joint venture with participating nephrologists. Renaissance is currently contracted with 16 health plans, in 13 states. We provide End Stage Renal Disease and Chronic Kidney Disease programs to more than 3,000 patients. We are also operating a surgical center for the management and care of vascular access for dialysis patients in the United States. This decreases hospitalization and keeps patients within the company's dialysis service patient population. Based on the results of this pilot project, we are exploring the possibility of opening more such U.S. centers in the mid- to long-term.

     - Offer Complete Dialysis Product Lines with Recurring Disposable Products Revenue Streams. We offer broad and competitive hemodialysis and peritoneal dialysis product lines. These product lines enjoy broad market acceptance and enable us to serve as our customers' single source for all of their dialysis machines, systems and disposable products. During the year ended December 31, 2001, we obtained approximately 19% of our product revenue from machine sales and 81% from sales of disposable products. These disposable products provide us with a continuing source of revenue from our installed base of dialysis equipment.

     -  Extend Our Position as an Innovator in Product and Process
        Technology. We are committed to technological leadership in both hemodialysis and peritoneal dialysis products. We have an over 200 member research and development team that focuses on developing dialysis systems that are safer, more effective and easier to use and that can be easily customized to meet the differing needs of customers around the world. We believe that our extensive expertise in patient treatment and clinical data will further enhance our ability to develop more effective products and treatment methodologies. Our ability to manufacture dialysis products on a cost-effective and competitive basis results in large part from our process technologies. Over the past several years, we have reduced manufacturing costs per unit through development of proprietary manufacturing technologies that have streamlined and automated our production processes. We intend to further improve our proprietary, highly automated manufacturing systems to continue to reduce product manufacturing costs, concurrently achieving a high level of quality control and reliability.

     - Expand into Related Services. In 2001, Fresenius Medical Care Cardiovascular Resources Holdings ("FMC-CVR"), in which we have a 45% share, purchased Edwards Lifesciences Cardiovascular Resources Inc. a leading provider of perfusion and related cardiovascular services. The addition of this business provides a strong nationwide platform for expansion and innovation in the extracorporeal service business which compliments our extracorporeal dialysis service business well. With the creation of our BioScience department in 2001, we are expanding into therapy of acute liver failure. Based on our experience with dialysis therapy, we are working with notable scientists to develop a dual treatment for acute liver failure, one part being life preserving detoxification, the other a bioreactor that allows metabolism and protein synthesis.

DIALYSIS CARE

DIALYSIS SERVICES

     We provide dialysis treatment and related laboratory and diagnostic services at our approximately 1,400 outpatient dialysis clinics, 1,030 of which are in the U.S. and 370 of which are in 19 countries outside of the U.S. Our operations outside the U.S. generated 12% of our 2001 dialysis care revenue. We currently operate dialysis clinics in Argentina, Australia, Brazil, China, Colombia, Czech Republic, France, Germany, Hungary, Italy, Singapore, Japan, Mexico, Portugal, Spain, Taiwan, Turkey, United Kingdom and Venezuela. Our dialysis clinics are generally concentrated in areas of high population density. In 2001, we acquired 88 existing clinics, opened 74 new clinics and closed or sold 23 clinics. The number of patients we treat at our clinics increased by about 15%, from approximately 91,900 at December 31, 2000 to approximately 105,830 at December 31, 2001.

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

     We treat approximately 27% of the dialysis patients in the U.S. and, based on publicly available reports we believe our next largest competitor treats approximately 15% of U.S. dialysis patients. For the year 2001, dialysis services accounted for 73% of our total revenue.

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

     As part of the dialysis therapy, we provide a variety of services to ESRD patients in the U.S. at our dialysis clinics. These services include administering EPO, a bioengineered protein that stimulates the production of red blood cells. EPO is used to treat anemia, a medical complication that ESRD patients frequently experience, and we administer EPO to most of our patients. Revenues from EPO accounted for approximately 27% of dialysis care revenue in our North America segment for the year ended December 31, 2001. We receive a substantial majority of this revenue as reimbursements through the Medicare and Medicaid programs. Amgen Inc., is the sole manufacturer of EPO in North America, and any interruption of supply could materially adversely affect our business, financial condition and results of operations. Our current contract with Amgen covers the period from January, 2002 to December, 2003 with price guarantees and volume and outcome based discounts.

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

     We employ a centralized approach with respect to certain administrative functions common to our operations. For example, each dialysis clinic uses our proprietary manuals containing our standardized operating and billing procedures. We believe that centralizing and standardizing these functions enhance our ability to perform services on a cost-effective basis.

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

LABORATORY SERVICES

     We provide laboratory testing and marketing services through Spectra Renal Management. Spectra Renal Management is the leading U.S. dialysis clinical laboratory providing blood, urine and other bodily fluid testing services to assist physicians in determining whether a dialysis patient's therapy regimen, diet and medicines remain optimal. Spectra Renal Management operates two laboratories, located in New Jersey and Northern California. During the year ended December 31, 2001, Spectra Renal Management performed over 37 million tests for more than 100,000 dialysis patients in 1,590 clinics across the U.S.

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

     We paid aggregate consideration, consisting of cash and preference shares, for acquisitions of new clinics of approximately $461 million in 2001 and approximately $288 million in 2000.

     In January, 2001, we acquired Everest Healthcare Services Corporation through a merger of Everest into a subsidiary of Fresenius Medical Care at a purchase price of $365 million, which includes assumed debt and the issuance of
2.25 million preference shares. Everest owns, operates or manages approximately 70 clinic facilities providing therapy to approximately 6,800 patients in the eastern and central United States. Everest also conducts extracorporal blood services and acute dialysis businesses which provide acute dialysis, apheresis and hemoperfusion services to approximately 100 hospitals. We also expect to continue to enhance our presence in the U.S. by acquiring individual or small groups of dialysis clinics in selected markets, expanding existing clinics, and opening new clinics, although we will consider large acquisitions in the U.S. if suitable opportunities, such as Everest, become available to us.

     The U.S. health care industry has experienced significant consolidation in recent years, particularly in the dialysis service sectors in which we compete, resulting, in some cases, in increased acquisition prices. Moreover, because of the ongoing consolidation in the dialysis services industry, the availability of acquisitions may decrease. Our ability to make acquisitions also will depend, in part, on our available financial resources and the limitations imposed under our senior credit agreement and the indentures relating to our trust preferred securities. These limitations are discussed under "Item 5. Operating and Financial Review and Prospects". If we are not able to continue to effect acquisitions in the dialysis care business on reasonable terms, there could be an adverse impact on growth in our business and on our results of operations. We regularly evaluate and hold discussions with various other health care companies and other businesses regarding acquisitions and joint business ventures. In 2001, we completed new acquisitions and acquisitions of previously managed clinics totaling 88 dialysis facilities providing care to approximately 8,671 patients. These acquisitions expand our presence in selected key geographic areas.

QUALITY ASSURANCE IN DIALYSIS CARE

     At each of our U.S. dialysis clinics, a quality assurance committee is responsible for reviewing quality of care reports that our Patient Statistical Profile system generates, setting goals for quality enhancement and monitoring the progress of quality assurance initiatives. We believe that we enjoy a reputation of providing high quality care to dialysis patients. In 2001, we continued to develop and implement programs to assist in achieving our quality goals. Our Access Intervention Management Program (AIM), started in 2001, detects and corrects arteriovenous access failure in hemodialysis treatment, which is the major cause of hospitalization and morbidity. Our PD Services program, a regionalization program to enhance peritoneal dialysis services, has expanded from six regions in 2000 to seventeen at the end of 2001. Kidney Options, a pre-ESRD program to educate patients about prevention, slowing kidney failure and treatment options has been highly successful, with its website generating over 900,000 hits since its inception in October of 2000.

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

     During 2001, we continued to develop tools to analyze and respond as quickly as possible to customer complaints and issues. We implemented a computerized alert system in selected FMC dialysis clinics for newly developed medical devices. The system is monitored by a dedicated staff and reports to a central body responsible for the evaluation and assessment of the information. Our organizational units successfully completed all ten of their regulatory audits in 2001. In 2000, clinics in England, Spain, Portugal and Italy were certified according to ISO 9002 and in 2001, had our first certification in France. Clinics in Hungary and Turkey have established management systems which are scheduled to be certified in 2002. We had 63 ISO 9002 certified clinics at the end of 2001 compared to 44 clinics in 2000.

PATIENT DATA COLLECTION AND ANALYSIS

     We engage in systematic efforts to measure, maintain and improve the quality of the services at our dialysis clinics. Each clinic collects and analyzes quality assurance and patient data, which our division and corporate management regularly reviews.

     Our clinical laboratory results have been a critical element in the development of our proprietary Patient Statistical Profile database, which contains clinical, laboratory and demographic data on over 290,000 dialysis patients in the U.S. We use this database to assist physicians in providing quality care to dialysis patients. In addition, our Patient Statistical Profile database is a key resource in ongoing research, both within our company and at outside research institutions, to decrease mortality rates among dialysis patients and improve their quality of life.

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

SOURCES OF U.S. DIALYSIS CARE NET REVENUE

     The following table provides information for the years ended December 31, 2001, 2000 and 1999 regarding the percentage of our U.S. dialysis treatment services net revenues from (a) the Medicare ESRD program, (b) private/alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                               2001      2000      1999
                                                              ------    ------    ------
Medicare ESRD program.......................................   59.7%     59.1%     60.2%
Private/alternative payors..................................   31.2%     32.1%     30.3%
Medicaid and other government sources.......................    4.6%      4.2%      4.2%
Hospitals...................................................    4.5%      4.6%      5.3%
                                                              ------    ------    ------
Total.......................................................  100.0%    100.0%    100.0%
                                                              ======    ======    ======

     Under the Medicare ESRD program, Medicare reimburses dialysis providers for the treatment of certain individuals who are diagnosed as having ESRD, regardless of age or financial circumstances. When Medicare assumes responsibility as the primary payor, it pays for dialysis and specified related services at 80% of the payment methodology commonly referred to as the Medicare composite rate. In addition, subject to various restrictions and co-payment limitations, Medicare pays separately for some dialysis-related diagnostic and therapeutic services not included in the Medicare composite rate. A secondary payor is responsible for paying any co-payment, which is typically 20%, other approved services not paid by Medicare less the annual deductible. The secondary payor is usually a Medicare supplemental insurer, a state Medicaid program or, to a lesser extent, the patient or the patient's private insurer. Most of the states in which we currently operate dialysis clinics provide Medicaid benefits to qualified recipients to supplement their Medicare entitlement.

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

     Our ability to secure rates with indemnity and managed care plans has largely been due to the relatively small number of ESRD patients enrolled by any single health maintenance organization. Regulation has prohibited ESRD patients from joining a health maintenance organization unless they are otherwise eligible for Medicare coverage, due to their age or disability, and are members of a managed care plan when they first experience kidney failure. The CMS has a pilot program underway for managed care companies to treat Medicare ESRD patients under capitated contracts. If successful, this program could result in the elimination of the regulation that precludes ESRD patients from enrolling in managed care organizations. If Medicare health maintenance organization enrollments increase and the number of ESRD patients in managed care plans also increases, managed care plans' ability to negotiate lower rates or reduce the services we provide to them may increase. In addition, the health maintenance organization may have contracted with another provider, or may have stricter controls on access to certain ancillary services that we typically provide to ESRD patients. Any of these developments could limit our future reimbursement for such services.

     In 2000, we formed two joint ventures seeking to contract with managed care organizations for the care of ESRD patients. Renaissance Health Care, Inc. is a 50/50 joint venture between us and participating nephrologists throughout the U.S. Our other venture, Optimal Renal Care is a 50/50 joint venture between us and Permanente Medical Group of Southern California. We believe a significant increase in the number of patients enrolled in managed care plans might also cause these plans to look more closely at outsourcing ESRD care to ESRD companies such as our disease state management joint ventures.

     As managed care programs expand market share and gain greater bargaining power in relation to health care providers, there will be increasing pressure to reduce the payments for our services and products. These trends would accelerate if future changes to the Medicare ESRD program require private payors to assume a greater percentage of the cost of care given to dialysis patients. We are presently seeking to expand the portion of our revenues attributable to non-governmental private payors through such measures as Optimal Renal Care. However, we believe that the historically higher rates of reimbursement nongovernmental payors have paid may not continue at these high levels. If substantially more patients join managed care plans or managed care plans reduce reimbursements paid to us, our business and results of operations could be adversely affected, possibly materially. See "-- Regulatory and Legal Matters -- Reimbursement-U.S." and "Anti-Kickback Statutes, False Claims Act, Stark Law, and Fraud and Abuse Laws."

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

COMPETITION

     Dialysis Services. The dialysis services industry is highly competitive. Our major competitors in dialysis services include Gambro AB, DaVita, Inc. (formerly Total Renal Care), Baxter International Inc., Renal Care

Group and the Kuratorium fur Dialyse und Nierentransplantation e.V. Ownership of dialysis clinics in the U.S. is fragmented with a large number of operators each owning 10 or fewer clinics and a small number of larger multi-clinic providers, of which we are the largest. Industry consolidation has been ongoing over the last decade. Many of our dialysis clinics are in urban areas, where there frequently are many competing clinics in proximity to our clinics. We experience direct competition from time to time from former Medical Directors, former employees or referring physicians who establish their own clinics. Furthermore, other health care providers or product manufacturers, some of who have significant operations, may decide to enter the dialysis business in the future.

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

     Laboratory Services. Spectra Renal Management competes in the U.S. with large nationwide laboratories, dedicated dialysis laboratories and numerous local and regional laboratories, including hospital laboratories. In the laboratory services market, companies compete on the basis of performance, including quality of laboratory testing, timeliness of reporting test results and cost-effectiveness. We believe that our services are competitive in these areas. While the main competitors are local hospitals, Spectra Renal Management is competitive based upon the quality and accessibility of its service.

DIALYSIS PRODUCTS

     We are currently the world's largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer of peritoneal dialysis products, based on publicly reported revenues, with operations in Germany, the U.S., and in 35 other countries. We sell our dialysis products directly and through distributors in over 100 countries. Most of our customers are dialysis clinics. For the year 2001, dialysis products accounted for 27% of our total revenue.

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

                                                                 YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------------
                                                        2001               2000               1999
                                                  ----------------   ----------------   ----------------
                                                   TOTAL              TOTAL              TOTAL
                                                  PRODUCT    % OF    PRODUCT    % OF    PRODUCT    % OF
                                                  REVENUES   TOTAL   REVENUES   TOTAL   REVENUES   TOTAL
                                                  --------   -----   --------   -----   --------   -----
                                                                (U.S. DOLLARS IN MILLIONS)
Hemodialysis Products...........................  $1,114.0     86    $1,060.3     84    $1,033.3     83
Peritoneal Dialysis Products....................     188.2     14       196.5     16       207.4     17
                                                  --------    ---    --------    ---    --------    ---
Total...........................................  $1,302.2    100    $1,256.8    100    $1,240.7    100
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

     - Online clearance monitoring, measurement of dialyzer clearance for quality assurance with the On-Line Clearance Monitor, providing immediate effective clearance information, real time treatment outcome monitoring, and therapy adjustment during dialysis without requiring invasive procedures or blood samples;

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

     Dialyzers. We manufacture dialyzers using hollow fiber polysulfone membranes, a synthetic material. We are the leading worldwide producer of polysulfone dialyzers. While competitors currently sell polysulfone membranes in the market, we developed and are the only manufacturer with more than 19 years' experience in applying the technology required to mass produce polysulfone membranes. We believe that polysulfone offers the following superior performance characteristics compared to other materials used in dialyzers:

     - higher biological compatibility, resulting in reduced incidence of adverse reactions to the fibers;

     - greater capacity to clear uremic toxins from patient blood during dialysis, permitting more thorough, more rapid dialysis, resulting in shorter treatment time; and

     - a complete range of permeability, or membrane pore size, which permits dialysis at prescribed rates-high flux, medium flux and low flux, as well as ultra flux for acute dialysis, and allows tailoring of dialysis therapy to individual patients.

     Our full line of polysulfone dialyzers includes the F70NR, F50NR and F7NR series of single-use polysulfone dialyzers and the FX class of Dialyzers for routine high-flux dialysis. We also distribute dialyzers manufactured by others, primarily to our own dialysis clinics. In North America, we sell dialyzer reprocessing and rinse machines. These machines cleanse dialyzers after dialysis, permitting multiple usage for the same patient before disposal of the dialyzer. Reuse of disposable dialyzers is utilized with patient and physician consent, and enables hemodialysis providers to reduce operating costs. Single use dialyzers are becoming more popular, and we have increased production of single-use dialyzers at our Ogden, Utah facility to meet demand for these products.

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

     - suitability for all peritoneal dialysis patients through the Inpersol(R) and Safe-Lock(R) product lines. Inpersol products are interchangeable with those of other manufacturers; Safe-Lock(R) products may be used only by peritoneal dialysis patients whose catheters include the Safe-Lock(R) connector, which attaches to a solution bag fitted with the other part;

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

     We produce and assemble hemodialysis machines and CCPD cyclers in our Schweinfurt, Germany and our Walnut Creek, California facilities. We also maintain facilities at our service and local distribution centers in Argentina, Egypt, France, Italy, The Netherlands, China, Brazil and Russia for testing and calibrating dialysis machines manufactured or assembled elsewhere, to meet local end user market needs. We manufacture and assemble dialyzers and polysulfone membranes in our St. Wendel, Germany, L'Arbresle, France, Inukai, Japan and Ogden, Utah facilities and at production facilities of our joint ventures in Belarus, Saudi Arabia and Japan. Our facility in Schweinfurt is inspected on a regular basis by national and international authorities. In 2001, it passed audits by TUV product service and the U.S. Food and Drug Administration (FDA). In 2001, we produced our 100 millionth polysulfone dialyzer in St. Wendel. We have been producing polysulfone dialyzers in St. Wendel since 1983. At the beginning of 2001, we launched a new product facility for bloodlines in Antalya, Turkey. By continuously improving efficiency, coupled with excellent quality and superior cost advantages in the initial stages of the start-up, this plant has set a milestone in our strategy of significantly expanding our bloodline business. In 2002, we expect to produce 6 million bloodlines in this facility.

     In North America we are expanding our manufacturing capacity substantially. During the first quarter of 2001, we started with the increase in dialyzer production capacity at our Ogden, Utah manufacturing facility, where we also produce peritoneal dialysis solutions and dry concentrates. Dialyzer production capacity will be increased by 200% over the next 12 months in order to accommodate the continuous trend towards single-use dialyzers in North America.

     In 2001, we completed construction of the liquid concentrate manufacturing facility in Irving, Texas. In addition, we also increased production capacity for dry concentrate in our Perrysburg, Ohio facility. With these additions we expect to achieve greater distribution efficiencies for concentrate products in North America.

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

ENVIRONMENTAL MANAGEMENT

     Fresenius Medical Care's vision to innovate for a better life also extends to our daily efforts to preserve nature and its resources for the benefit of both present and future generations.

     In our European facilities, we have combined and integrated the demands of the ISO 9001:2000 quality management system and the ISO 14001 environmental management system into our business process. This combination results in a stronger focus on environmental improvement opportunities and cost-saving potentials. Following this concept, we then incorporated the first dialysis clinic in Portugal into the so-called "Integrated Management System" based on ISO 9001:2000 and ISO 14001. By introducing an "eco-ranking" we can compute the costs per treatment with regard to energy, water and waste. The periodic revision of our cost-saving activities furthers both our economic and ecological impact goals.

     At our main production site in St. Wendel (Germany), we have implemented environmental programs to reduce cardboard container usage, minimize plastic scrap in our BIOfine foil production, and reduce exhaust gas emissions by monitoring and controlling out logistic activities.

     Our Multi Box System, a system that recycles containers throughout our Company, has been extended and now includes disposables used in dialysis clinics in Germany. In addition, we have continued to build up our environmentally-friendly recycling system for packaging, infusion products and plastic bags. To avoid environmental incidents we have optimized our emergency planning and reporting methods. At the same time, we have established an early-warning system in case an accident should occur despite our precautions.

     We plan to achieve environmental certification for Fresenius Medical Care North America. With this in mind, we will continually intensify our waste minimization program efforts for solid, medical and hazardous waste. This will be accomplished by monitoring all medical waste costs in our dialysis clinics on a quarterly basis. This monitoring focuses on the generation of medical waste and its correct separation and disposal. We have initiated recycling programs for cardboard, plastics and metal waste generated at our production facility in North America. We are promoting further community-centered activities by utilizing high-efficiency heating, ventilation and air-conditioning equipment. In addition, we expect our suppliers to meet certain environmental requirements and avoid any adverse environmental impact on the community.

     For the year 2002, we will further pursue our environmental policy and plan to reduce the quantities and costs of waste. We are focusing on emission reductions caused by the truck transportation of raw materials and finished goods, especially in Europe.

SOURCES OF SUPPLY

     Our purchasing policy combines worldwide sourcing of high-quality materials with the establishment of long-term relationships with our suppliers. Additionally, we carefully assess the reliability of all materials purchased to ensure that they comply with the rigorous quality and safety standards required for our dialysis products. Our International Purchasing Consulting Center (PCC) ensures that we consistently maintain high standards by entering into global agreements. An interactive information system links all our global projects to ensure that they are standardized and constantly monitored.

     The increased demand for polycarbonate used in our dialyzer production made it necessary to establish new supplier relationships in 2001. Higher oil prices in the first quarter of 2001 affected the manufacturing costs of some of our products. However, we were able to compensate for these price increases in all areas in the terms of our supply agreements. This resulted in substantial price reductions for semi-finished goods and raw materials.

     In 2002, PCC will focus on further optimizing procurement logistics and reducing purchasing costs. Another key focus of the current fiscal year is to realize savings in energy costs due to the liberalization of the natural gas market. Supplemental raw material contracts for all manufacturers of semi-finished goods will enable us to improve purchasing terms for our complete network. We will also intensify our use of e-procurement tools by purchasing raw materials through special on-line auctions. In the Dialysis Products Division in the U.S., our Material Management Department (MMD) is responsible for providing production plans to the manufacturing facilities and supplying products to our distribution centers using state-of-the-art transportation management software. The Distribution department operates a national network of distribution centers that are strategically located in the U.S. to ensure high service levels to the Company's own clinics, external customers, home-based patients and hospitals. Our sophisticated routing software enables us to distribute our supplies to best accommodate customer requests while maintaining operational efficiency.

NEW PRODUCT INTRODUCTIONS

     Research and development focuses strongly on the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients, and on process technology for manufacturing our products. Research and development expenditures were $36 million in 2001, $32 million in 2000, and $32 million in 1999.

     We introduced the following new or enhanced products in 2001:

     - Fluid Management Tool. A software tool which is used to solve the complex problem of "dry weight". An incorrect determination of dry weight can cause overhydration of a patient leading to hypertension and severe cardiovascular impairments. The bioimpedance-based system that was developed was evaluated in clinical studies, with results similar to sophisticated and time consuming clinical methods. Marketing and sales of this product will commence in 2002.

     - The Multifiltrate, which offers all therapy modes known in acute dialysis within one machine. In its design and handling, it is especially adapted for use in the intensive care environment.

     - ARrT plus, an option based on the 4008 dialysis machine for acute renal replacement therapy for the Asian market.

     - The Prometheus Unit, a liver support system for removing toxins. We performed the first clinical application in 2001 as the first part of a strategic move to support therapies in addition to dialysis. The Prometheus Unit is based on our proven 4008 dialysis machine series technology and also uses SleepSafe components from out PD product portfolio.

     - GENIUS, an alternative dialysis equipment product line. GENIUS was developed in 2000 and 2001 for an international launch in 2002.

     - A Continuous Flow Peritoneal Dialysis clinical research machine. This innovative products utilizes HD technology without vascular access. We are continuing to explore the new potential of this technology after a clinical trial showed very promising results.

     - We introduced Helixone in our FC-class dialyzers. Helixone is an advanced polysulfone membrane specifically designed for the targeted removal of large size uremic toxins without causing excessive leakage of proteins. Our Nano Spinning Controlled Technology (NCS) provides Helixone with a highly defined pore structure, which improves clearance and permits reduction of the flow of dialysis fluid.

     - In North America we introduced the high performance, single use Optiflux series dialyzer. Optiflux polusulfone dialyzers are engineered to deliver superior small (urea) and middle molecular weight solute clearance through the use of NCS coupled with superior membrance composition and biocompatability. Optiflux dialyzers accounted for 18% of the dialyzers we sold in the U.S. during the fourth quarter of 2001.

PATENTS, TRADEMARKS AND LICENSES

     As the owner of or licensee under patents and trademarks throughout the world, we hold rights under 1,019 patents and patent applications relating to dialysis technology in major markets. Patented technologies that relate to dialyzers include our polysulfone hollow fiber, an in-line sterilization method, and sterile closures for in-line sterilized medical devices. For dialysis machines, patents include:

     - the location for a filter device for sterile filtering dialysate in the dialysis machine circuit;

     - the safety concept for the ultrafiltration device in a dialysis machine used for high flux dialysis;

     - a process for the on-line preparation of substitution fluid in hemodiafiltration machines;

     -  conductivity sensor arrangements in the dialysis machine circuit;

     - conductivity sensor devices, mathematical algorithms for using such devices and quantifying the efficiency of the dialysis treatment;

     -  patents relating to controlled bicarbonate dialysis; and

     -  patents related to thermal balance during dialysis.

     The connector system for our biBag(TM) bicarbonate concentrate powder container has been patented in the U.S., Norway and Europe while national applications in Japan and Finland are still pending. Further pending patents include the new generation of "DIASAFEplus"(R) filters and FX(R) dialyzers.

     We hold the exclusive license on European patents/patent applications on the Autoprime(R) technology for the automated priming of the extracorporeal hemodialysis blood circuit with dialyzing liquid through the membrane of the dialyzer.

     For peritoneal dialysis, we hold rights on the Safe-Lock(TM)system. For our non-polyvinyl chloride film, known as Biofine(R), indicated for general use in intravenous and peritoneal dialysis we have been granted in Germany, Australia, Japan, and The United States, as well as pending patent applications in various countries. A patent granted in the United States, and pending in other major markets describe a special film for a peelable, non-polyvinyl chloride multi chamber bag for peritoneal dialysis solutions. Fresenius USA's intellectual property includes the Inpersol(TM) trademark and rights to certain manufacturing know-how Fresenius USA obtained from Abbott Laboratories, and a paid-up non-exclusive global sublicense from Baxter, Inc. to certain CAPD and connector technology.

     Among our more significant patents, the patent for our polysulfone hollow fiber expires in 2007 in the United States, and 2005 in Germany and other major markets. The patent for our in-line sterilization method expires in 2010 in Germany, the United States, and in other jurisdictions The patent for our biBag connector expires in 2013 in Germany, the United States, and in other jurisdictions. We believe that even after expiration of these patents, our proprietary knowledge for the manufacture of these products will continue to constitute a competitive advantage.

     We believe that our success will depend, in large part, on our technology. As a standard practice, we obtain legal protections we believe are appropriate for our intellectual property. Intellectual property is, however, subject to infringement or invalidation claims. In addition, technological developments in ESRD therapy could reduce the value of our existing intellectual property. Any such reduction could be rapid and unanticipated. Other than as disclosed in this report, we are not dependent to any material extent upon patents, licenses or contracts.

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

     The Medicare program is the primary source of revenue for the North America segment's dialysis care business. For example, in 2001, approximately 60% of dialysis care revenue in the U.S. or approximately 39% of our revenue worldwide resulted from Medicare's ESRD program. As described below, the Medicare program reimburses the North America segment for dialysis treatment and related laboratory services in accordance with the Medicare composite rate for some products and services rendered at our dialysis clinics. As described in the next paragraph, other payment methodologies apply to Medicare reimbursement for other products and services that we provide at our dialysis clinics and for products that we sell and support services we furnish to ESRD patients receiving dialysis treatment at home. Medicare reimbursement rates are fixed in advance and are subject to adjustment from time to time by the U.S. Congress. Although this form of reimbursement limits the allowable charge per treatment, it provides us with predictable and recurring revenue per treatment.

     When Medicare assumes responsibility as primary payor, as described below under "Coordination of Benefits," Medicare is responsible for payment of 80% of the Medicare composite rate set by the Health Care Financing Administration for dialysis treatments. The Medicare composite rate governs the Medicare reimbursement available for a designated group of dialysis services, including the dialysis treatment, supplies used for treatment, specified laboratory tests and specified medications. The Medicare composite rate consists of labor and non-labor components with adjustments made for regional wage costs, subject to a national payment rate schedule. The Medicare composite rate for 2001 was increased by an average of 2.4% (as a result of set increases over the year), with a new payment ceiling of $144 per treatment. Some exceptions are paid at a higher rate based on specific criteria.

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

     Medicare payments are subject to change by legislation and pursuant to deficit reduction measures. The Medicare composite rate was unchanged from commencement of the Medicare ESRD program in 1972 until 1983. From 1983 through December 1990, numerous congressional actions resulted in a net reduction of the average reimbursement rate from $138 per treatment in 1983 to approximately $125 per treatment in 1990. The U.S. Congress increased the ESRD reimbursement rate, effective January 1, 1991, to an average rate of $126 per treatment. Effective January 1, 2000, the reimbursement rate was increased by 1.2%. In December 2000 an additional increase of 2.4% was approved for the year 2001. Accordingly, there was a 1.2% reimbursement increase on January 1, 2001. A second increase was delayed until April 1, 2001, when rates were increased by 1.6% to make up for the delay.

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

ANTI-KICKBACK STATUTES, FALSE CLAIMS ACT, HEALTH CARE FRAUD, STARK LAW AND FRAUD AND ABUSE LAWS

     Some of our operations are subject to federal and state statutes and regulations governing financial relationships between health care providers and potential referral sources and reimbursement for services and items provided to Medicare and Medicaid patients. Such laws include the anti-kickback statute, health care fraud statutes, the False Claims Act, the Stark Law, other federal fraud and abuse laws and similar state laws. These laws apply because the our Medical Directors and other physicians with whom we have financial relationships refer patients to, and order diagnostic and therapeutic services from, our dialysis centers and other operations. As is generally true in the dialysis industry, at each dialysis facility a small number of physicians account for all or a significant portion of the patient referral base. An ESRD patient generally seeks treatment at a center that is convenient to the patient and at which the patient's nephrologist has staff privileges. Virtually all of the our centers maintain open staff privileges for local nephrologists. Our ability to provide quality dialysis care and to otherwise meet the needs of patients and local physicians is central to our ability to attract nephrologists to dialysis facilities and to receive referrals from such physicians.

     The U.S. federal government, many states and private third-party insurance payors have made combating health care waste, fraud and abuse one of their highest enforcement priorities, resulting in increasing resources devoted to this problem. Consequently, the Office of the Inspector General of the US Department of Health and Human Services and other enforcement authorities are increasing scrutiny of arrangements between physicians and health care providers for possible violations of the anti-kickback statute or other federal or state laws.

ANTI-KICKBACK STATUTES

     The federal anti-kickback statute establishes criminal prohibitions against and civil penalties for the knowing and willful solicitation, receipt, offer or payment of any remuneration, whether direct or indirect, in return for or to induce the referral of patients or the ordering or purchasing of items or services payable in whole or in part under Medicare, Medicaid or other federal health care programs. Sanctions for violations of the anti-kickback statute include criminal and civil penalties, such as imprisonment or criminal fines of up to $25,000 per violation, and civil penalties of up to $50,000 per violation, and exclusion from the Medicare or Medicaid programs and other federal programs. In addition, certain provisions of federal criminal law that may be applicable provide that if a corporation is found guilty of a criminal offense it may be fined no more than twice any pecuniary gain to the corporation, or, in the alternative, no more than $500,000 per offense.

     Some states also have enacted statutes similar to the anti-kickback statute, which may include criminal penalties, applicable to referrals of patients regardless of payor source, and may contain exceptions different from state to state and from those contained in the federal anti-kickback statute.

FALSE CLAIMS ACT AND RELATED CRIMINAL PROVISIONS

     The federal False Claims Act (the "False Claims Act") imposes civil penalties for making false claims with respect to governmental programs, such as Medicare and Medicaid, for services not rendered, or for misrepresenting actual services rendered, in order to obtain higher reimbursement. Moreover, private individuals may bring qui tam or "whistle blower" suits against providers under the False Claims Act, which authorizes the payment of a portion of any recovery to the individual bringing suit. Such actions are initially required to be filed under seal pending their review by the Department of Justice. A few federal district courts have recently interpreted the False Claims Act as applying to claims for reimbursement that violate the anti-kickback statute under certain circumstances. The False Claims Act generally provides for the imposition of civil penalties of $5,500 to $11,000 per claim and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims, as each individual claim could be deemed to be a separate violation of the False Claims Act. Criminal provisions that are similar to the False Claims Act provide that if a corporation is convicted of presenting a claim or making a statement that it knows to be false, fictitious or fraudulent to any federal agency it may be fined not more than twice any pecuniary gain to the corporation, or, in the alternative, no more than $500,000 per offense. Some states also have enacted statutes similar to the False Claims Act which may include criminal penalties, substantial fines, and treble damages.

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

BALANCED BUDGET ACT OF 1997

     The Balanced Budget Act of 1997 (the "BBA") contained sweeping adjustments to both the Medicare and Medicaid programs, as well as further expansion of the federal fraud and abuse laws. Specifically, the BBA created a civil monetary penalty for violations of the federal anti-kickback statute whereby violations will result in damages equal to three times the amount involved as well as a penalty of $50,000 per violation. In addition, the new provisions expanded the exclusion requirements so that any person or entity convicted of three health care offenses is automatically excluded from federally funded health care programs for life. Individuals or entities convicted of two offenses are subject to mandatory exclusion of 10 years, while any provider or supplier convicted of any felony may be denied entry into the Medicare program by the Secretary of HHS if deemed to be detrimental to the best interests of the Medicare program or its beneficiaries.

     The BBA also provides that any person or entity that arranges or contracts with an individual or entity that has been excluded from a federally funded health care program will be subject to civil monetary penalties if the individual or entity "knows or should have known" of the sanction.

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

OTHER FRAUD AND ABUSE LAWS

     The Company's operations are also subject to a variety of other federal and state fraud and abuse laws, principally designed to ensure that claims for payment to be made with public funds are complete, accurate and fully comply with all applicable program rules.

     The civil monetary penalty provisions are triggered by violations of numerous rules under the Medicare statute, including the filing of a false or fraudulent claim and billing in excess of the amount permitted to be charged for a particular item or service. Violations may also result in suspension of payments, exclusion from the Medicare and Medicaid programs, as well as other federal health care benefit programs, or forfeiture of assets.

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

                             (ORGANIZATIONAL CHART)

D.  PROPERTY, PLANT AND EQUIPMENT

PROPERTY

     The table below describes our principal facilities. We do not own the land and buildings comprising our principal facilities in Germany. Rather, we lease those facilities on a long-term basis from Fresenius AG or one of its affiliates. This lease is described under "Item 7.B. Related Party Transactions -- Real Property Lease."

                                                   CURRENTLY
                                                     OWNED
                                   FLOOR AREA      OR LEASED
                                  (APPROXIMATE    BY FRESENIUS
LOCATION                         SQUARE METERS)   MEDICAL CARE   LEASE EXPIRATION          USE
--------                         --------------   ------------   ----------------          ---
Bad Homburg, Germany...........       5,374        leased        December 2006             Corporate headquarters and
                                                                                           administration
St. Wendel, Germany............      49,732        leased        December 2006             Manufacture of polysulfone
                                                                                           membranes and dialyzers,
                                                                                           bloodlines, and peritoneal
                                                                                           dialysis solutions; research
                                                                                           and development

                                                   CURRENTLY
                                                     OWNED
                                   FLOOR AREA      OR LEASED
                                  (APPROXIMATE    BY FRESENIUS
LOCATION                         SQUARE METERS)   MEDICAL CARE   LEASE EXPIRATION          USE
--------                         --------------   ------------   ----------------          ---
Schweinfurt, Germany...........      15,717        leased        December 2006             Manufacture of hemodialysis
                                                                                           machines and peritoneal
                                                                                           dialysis cyclers; research and
                                                                                           development
L'Arbresle, France.............      13,524         owned                                  Manufacture of polysulfone
                                                                                           dialyzers and special filters
                                                                                           dry hemodialysis concentrates
Palazzo Pignano, Italy.........      66,550         owned                                  Manufacture of bloodlines and
                                                                                           tubing
Nottinghamshire, United               5,110         owned                                  Manufacture of hemodialysis
  Kingdom......................                                                            concentrate solutions
Barcelona, Spain...............       2,000         owned                                  Manufacture of peritoneal
                                                                                           dialysis bags and concentrates
Ankara, Turkey.................       1,000        leased        February 2009             Manufacture of liquid
                                                                                           hemodialysis concentrate
                                                                                           solutions
Tunisia........................         491        leased        December 2020             Manufacture of liquid
                                                                                           hemodialysis concentrate
                                                                                           solutions
Buenos Aires, Argentina........      10,100         owned                                  Manufacture of hemodialysis
                                                                                           concentrate solutions
Rio de Janeiro, Brazil.........       1,159        leased        Month to Month            Manufacture of hemodialysis
                                                                                           concentrate solutions
Reynosa, Mexico................      13,936         owned                                  Manufacture of bloodlines
Oita, Japan(1).................      24,083         owned                                  Manufacture of polysulfone
                                                                                           membranes, dialyzers, dialysis
                                                                                           solutions, dialysis machine
                                                                                           components and assembly of
                                                                                           dialysis machines
Hong Kong......................       1,013        leased        February 2003             Corporate headquarter and
                                                                                           administration -- Asia-Pacific
Milson Point, Australia........         557        leased        June 2003                 Administration
Smithfield, Australia..........       5,350         owned                                  Manufacture of hemodialysis
                                                                                           concentrate solutions Warehouse
Auckland, New Zealand..........       2,043        leased        December 2005             Administration
Pusat, KL, Malaysia............       4,060        leased        March 2002 with 2-year    Administration
                                                                 renewal option
Taipei, Taiwan.................       5,940        leased        December 2003             Administration
Tokyo, Japan...................       1,153        leased        December 2003 with        Administration
                                                                 5-year renewal option
Inukai, Japan..................
  -- Land                            24,084         owned                                  Manufacture of polysulfone
                                                                                           dialyzers and filters
  -- Building                         2,142         owned
Buzen, Japan...................      37,094         owned                                  Manufacture of peritoneal
                                                                                           dialysis solutions
Seoul, South Korea.............       1,554        leased        August 2002               Administration
Lexington, Massachusetts.......      18,581        leased        October 2007 with 5-year  Corporate headquarters and
                                                                 renewal option            administration -- North America
Walnut Creek, California.......       7,897        leased        June 2002 with 5-year     Manufacture of Hemodialysis
                                                                 renewal option            machines and peritoneal
                                                                                           dialysis cyclers; research and
                                                                                           development
                                      1,625        leased                                  Warehouse Space -- Machine
                                                                                           components

                                                   CURRENTLY
                                                     OWNED
                                   FLOOR AREA      OR LEASED
                                  (APPROXIMATE    BY FRESENIUS
LOCATION                         SQUARE METERS)   MEDICAL CARE   LEASE EXPIRATION          USE
--------                         --------------   ------------   ----------------          ---
Ogden, Utah....................      41,807         owned                                  Manufacture polysulfone
                                                                                           membranes and dialyzers and
                                                                                           peritoneal dialysis solutions;
                                                                                           research and development
Delran, New Jersey.............       3,902        leased        October 2002 with 5-year  Manufacture of liquid
                                                                 renewal option            hemodialysis concentrate
                                                                                           solutions
Perrysburg, Ohio...............       3,252        leased        August 2008               Manufacture of dry hemodialysis
                                                                                           concentrates
Livingston, California.........       2,973        leased        October 2006 with 5-year  Manufacture of liquid
                                                                 renewal option            hemodialysis concentrates
Chicago, Illinois..............          63        leased        March 2005                Clinical laboratory testing
Freemont, California...........       6,688        leased        July 2003 with 3-year     Clinical laboratory testing
                                                                 renewal option
Rockleigh, New Jersey..........       7,897        leased        June 2005 with two        Clinical laboratory testing
                                                                 5-year renewal options
Miami, Florida.................         400        leased        Month to Month            Administration
Irving, Texas..................       6,503        leased        December 2010             Manufacture of liquid
                                                                                           hemodialysis solution

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

CRITICAL ACCOUNTING POLICIES

     We have identified the following selected accounting policies and issues that we believe are critical to understand the financial reporting risks presented in the current economic environment. These matters and judgements, and uncertainties affecting them, are also essential to understanding our reported and future operating results. See also Note 1 to our Consolidated Financial Statement.

RECOVERABILITY OF GOODWILL AND INTANGIBLE ASSETS

     The growth of our business through acquisitions has created a significant amount of intangible assets, including goodwill, patient relationships, tradenames and other. At December 31, 2001, the carrying amount of net intangible assets amounted to $3,682 million representing approximately 57% of our total assets. In accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, we review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. As discussed in Note 1 to the Consolidated Financial Statements, any impairment is tested by a comparison of the carrying amount of intangible assets to future net cash flows expected to be generated. If such intangible assets are considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

     A prolonged downturn in the healthcare industry with lower than expected increases in reimbursement rates and/or higher than expected costs for providing our healthcare services could adversely affect our estimates of future net cash flows in any given country or segment. Consequently, it is possible that our future operating results could be materially and adversely affected by additional impairment charges related to goodwill.

LEGAL CONTINGENCIES

     We are party to litigation relating to a number of matters, including the commercial insurer litigation, OBRA 93, indemnification by W.R. Grace & Co. and Sealed Air Corporation and other litigation arising in the ordinary course of our business as described in Note 18 "Commitments and Contingencies" in our Consolidated Financial Statements. The outcome of these matters may have a material effect on our financial position, results of operations or cash flows.

     We regularly analyze current information including, as applicable, our defenses and provide accruals for probable contingent losses including the estimated legal expenses to resolve the matters. We use the resources of our internal legal department as well as external lawyers for the assessment. In making the decision, we consider the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss.

     If an unfavorable outcome is probable but the amount of loss cannot be reasonably estimated by management, appropriate disclosure is provided, but no contingent losses are accrued. The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss may be appropriate.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

     Trade accounts receivable are a significant asset of ours and the allowance for doubtful accounts is a significant estimate made by management. Trade accounts receivable were $884.7 million and $753.7 million for 2001 and 2000 respectively, net of allowances and after sales of accounts receivable under the accounts receivable facility. The allowance for doubtful accounts was $138.1 million and $111.2 million for 2001 and 2000 respectively. The majority of the receivables relates to the dialysis service business in North America.

     Health care revenues are recognized and billed at amounts estimated to be received under reimbursement arrangements with third party payors. Medicare and Medicaid programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Most non-governmental payors, including contracted managed care payors, are billed at the Company's standard rates for services net of contractual allowances to reflect the estimated amounts to be received under reimbursement arrangements with these payors.

     Estimates for the allowances for accounts receivable from the dialysis service business are mainly based on past collection history. Specifically, the allowances for the North American operations are based on an analysis of collection experience, recognizing the differences between payors and aging of accounts receivable. We believe that this analysis provides a reasonable estimate for the allowance for doubtful accounts. From time to time, we review the accounts receivable for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowances in the international segment and the products business are also based on our estimates and consider various factors, including aging, creditor and past collection history.

     A significant change in the collection experience, a build up of a backlog in receivables and collection difficulties may adversely affect our estimate of the allowance for doubtful accounts. Consequently, it is possible that our future operating results could be materially and adversely affected by additional bad debt charges.

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

OVERVIEW

     We have identified three operating segments, North America, International, and Asia Pacific, that we determined based upon how we operate and manage our businesses. For reporting purposes, we have aggregated the International and Asia Pacific segments as "International." We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments.

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

     Management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. Management believes the most appropriate measure in this regard is earnings before interest and taxes ("EBIT"). In addition to EBIT, management believes that earnings before interest, taxes, depreciation and amortization ("EBITDA") is helpful for investors as a measurement of the segment's and our ability to generate cash and to service financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our senior credit agreement and the indentures relating to our outstanding trust preferred securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. We believe our EBIT calculation is the functional equivalent of operating income. Because all companies do not calculate EBITDA and EBIT consistently, the presentation herein may not be comparable to other similarly titled measures of other companies.

     Our discussions relating to our consolidated financial condition and results of operations for 2001 and 1999 reflect the effects of the special charges recorded in those years. THE DISCUSSION OF THE DISAGGREGATED RESULTS OF OPERATIONS OF THE NORTH AMERICA SEGMENT AND THE DISCUSSION UNDER "CORPORATE" EXCLUDE THE EFFECT OF THOSE SPECIAL CHARGES.

A.  OPERATING RESULTS

     The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment.

                           FRESENIUS MEDICAL CARE AG

                                  SEGMENT DATA
                           (U.S. DOLLARS IN MILLIONS)

                                                                 YEAR ENDED DECEMBER 31,
                                                                --------------------------
                                                                 2001      2000      1999
                                                                ------    ------    ------
Total revenue
  North America.............................................    $3,604    $3,084    $2,808
  International.............................................     1,281     1,156     1,079
                                                                ------    ------    ------
     Totals.................................................     4,885     4,240     3,887
                                                                ------    ------    ------
Inter-segment revenue North America.........................         2         2         4
  International.............................................        24        37        43
                                                                ------    ------    ------
     Totals.................................................        26        39        47
                                                                ------    ------    ------
Total net revenue North America.............................     3,602     3,082     2,804
  International.............................................     1,257     1,119     1,036
                                                                ------    ------    ------
     Totals.................................................     4,859     4,201     3,840
                                                                ------    ------    ------
EBITDA
  North America.............................................       693       652       619
  International.............................................       292       264       235
  Special charge for Legal Matters..........................      (258)       --        --
  Special charge for 1999 Settlement........................        --        --      (601)
  Corporate.................................................       (24)       (2)      (10)
                                                                ------    ------    ------
     Totals.................................................       703       914       243
                                                                ------    ------    ------
Amortization and depreciation North America.................       247       223       217
  International.............................................        76        69        65
  Corporate.................................................         1         1         2
                                                                ------    ------    ------
     Totals.................................................       324       293       284
                                                                ------    ------    ------
EBIT
  North America.............................................       446       429       402
  International.............................................       216       195       170
  Special charge for Legal Matters..........................      (258)       --        --
  Special charge for 1999 Settlement........................        --        --      (601)
  Corporate.................................................       (25)       (3)      (12)
                                                                ------    ------    ------
     Totals.................................................       379       621       (41)
                                                                ------    ------    ------
Interest income.............................................        14         9         8
Interest expense............................................      (237)     (225)     (226)
Income tax (expense) benefit................................       (91)     (190)       12
Minority interest...........................................        (2)       (3)       (2)
                                                                ------    ------    ------
Net income (loss)...........................................    $   63    $  212    $ (249)
                                                                ======    ======    ======

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Net revenues for the year ended December 31, 2001 increased by 16% (17% at constant exchange rates) to $4,859 million from $4,201 million for the comparable period in 2000. Net income for the year was $63 million as compared to $212 million in 2000. Excluding the effects of the special charge for legal matters of $258 million recorded in the fourth quarter 2001 and related prior quarter expenses of $7 million included in corporate, net income for the year 2001 would have increased by 15% (18% at constant exchange rates) to $245 million. Earnings per Ordinary share in 2001 were $0.65 compared to $2.37 in the prior year. Excluding the effects of the special charge of $258 million and related prior quarter expenses of $7 million, earnings per Ordinary share would have increased by 7% to $2.53 in 2001.

     At December 31, 2001 we owned, operated or managed 1,400 clinics compared to 1,270 clinics at the end of 2000. During 2001, we acquired 88 clinics with a total of 8,671 patients, opened 74 clinics and disposed of 23 clinics.

     The number of patients treated in clinics that we own, operate or manage increased from approximately 91,900 at the end of 2000 to 105,830 at the end of 2001. Approximately 15,200,000 treatments were provided in the year 2001; an increase of 18% from 12,900,000 treatments for the comparable period in 2000. Average revenue per treatment company wide increased from $228 to $233.

THE FOLLOWING DISCUSSIONS PERTAIN TO OUR BUSINESS SEGMENTS AND THE MEASURES WE USE TO MANAGE THESE SEGMENTS. THE NORTH AMERICA SEGMENT DISCUSSION EXCLUDES THE EFFECTS OF THE SPECIAL CHARGE FOR LEGAL MATTERS IN 2001.

NORTH AMERICA

REVENUE

     Net revenue for the North America segment for 2001 grew by 17% from $3,082 million to $3,602 million. Dialysis care revenue increased by 20% to $3,131 million, 10% attributable to base business revenue growth and 10% to acquisitions. The increase in dialysis care revenue resulted primarily from a $404 million (15%) increase in the number of treatments, reflecting both base business growth and the impact of 2001 and 2000 acquisitions. Revenue was also favorably impacted by an increase in revenue per treatment of approximately $118 million (5%) as a result of increased Medicare reimbursement rates, improved ancillary services and introduction of perfusion services as compared to 2000. For 2001, EPO represented approximately 27% of dialysis care revenue or approximately 24% of total revenue.

     Medicare reimbursement rates increased 1.2% as of January 1, 2001 due to legislation passed in January 2000. Additional legislation passed during the fourth quarter 2000 provided for an additional 1.2% rate increase. However, this second increase was delayed until April 1, 2001 at which time rates were increased 1.6% to make up for this delay.

     At the end of 2001, approximately 76,600 patients were treated in the 1,030 clinics that we own, operate or manage in the North America segment, compared to approximately 67,900 patients treated in 920 clinics at the end of 2000. The average revenue per treatment excluding laboratory testing revenue increased from $261 in 2000 to $272 in 2001. Including laboratory testing the average revenue per treatment increased from $272 in 2000 to $282 in 2001. Dialysis products revenue decreased slightly from $473 million to $471 million. This is attributable to the continuing growth of the large vertically integrated companies above the normal market growth and the resulting consolidation of the available external market.

EBITDA

     EBITDA for the North America segment grew by 6% due to increased treatment volume, improved treatment rates, increased ancillary services and increased earnings from laboratory testing. The EBITDA margin decreased 2%, from 21.2% in 2000 to 19.2% in 2001. This was mainly due to the delayed EBITDA contribution from the Everest acquisition, expenses caused by dialysis services converting from re-use to single use dialyzers, an increase in personnel expenses not fully compensated for by the increase in reimbursement rates, higher bad debt expenses relating to the changes in payor mix and aging, and increased costs to certify new clinics. The lower EBITDA contribution from Everest was caused by transition and integration costs that occurred during the first half of the year.

DEPRECIATION AND AMORTIZATION

     Amortization and depreciation decreased slightly as a percentage of revenue to just under 7% in 2001. This was mainly due to the impact of internal revenue growth while amortization and depreciation increased to $247 million.

EBIT

     EBIT for the North America segment increased by 4% due to the increase in EBITDA. The EBIT margin decreased from 13.9% in 2000 to 12.4% in 2001 due to the same factors causing the decrease in the EBITDA margin.

INTERNATIONAL

REVENUE

     Net revenue for the International segment increased by 12% (18% at constant exchange rates) from $1,119 million in 2000 to $1,257 million in 2001. Acquisitions contributed $89 million (8%), approximately $42 million in the European region, $21 million in the Latin America region and $26 million in the Asia Pacific region. Base business growth during the period was 4% (10% at constant exchange rates). Asia Pacific region revenue increased by 22% to $214 million (35 % at constant exchange rates), and Latin America region revenue increased by 14% to $244 million (20% at constant exchange rates). European region revenue increased by 9% from $730 million in 2000 to $799 million in 2001 (13% increase at constant exchange rates).

     Total dialysis care revenue increased by 27% (31% at constant exchange rates) from $336 million in 2000 to $426 million in 2001. This increase is a result of base business growth increasing approximately $37 million (13%), combined with an approximate $67 million (18%) increase from acquisitions, offset by an approximate $14 million (4%) from exchange rate fluctuations.

     At the end of 2001, approximately 29,230 patients were treated at 370 clinics that we own, operate or manage in the International segment compared to 24,000 patients treated at 350 clinics at the end of 2000.

     Total dialysis product revenue for 2001 increased by 6% (12% at constant exchange rates) to $831 million. Base business increased by approximately $70 million (9%) and acquisitions contributed another $22 million (3%). Product revenue increase was offset by approximately $45 million (6%) due to exchange rate fluctuations.

EBITDA

     EBITDA for the International segment for 2001 grew by 11% (15% at constant exchange rates) from $264 million to $292 million primarily due to the increased revenue noted above. EBITDA margin remained relatively constant at 23% with the negative effect of the financial crisis in Argentina and currency problems in Columbia and Brazil leading to increased bad debt expense and higher cost of goods sold offset by increases in dialyzers and hemodialysis machine sales.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization remained constant at 6% of revenues for 2001 and 2000.

EBIT

     EBIT for the International segment for 2001 increased by 11% (15% at constant exchange rates) from $195 million to $216 million due to the increased EBITDA mentioned above and stable depreciation and amortization as a percentage of revenue. EBIT margin remained relatively constant at 17%, for the same reasons as EBITDA margin described above.

ARGENTINA

     Excluding the special charge for legal matters and related prior quarter expenses, our business in Argentina contributed about 2.2% of EBIT and 2.6% of net income in 2001. In January 2002, the Argentine government terminated the fixed exchange rate. On January 11, 2002, currency activity resumed, and the floating exchange rate ranged from 1.6 to 1.7 pesos to 1 U.S. dollar. In accordance with U.S. GAAP, we used the rate of 1.7 pesos to 1 U.S. dollar for purposes of translating Argentine peso financial statements as of December 31, 2001. There was no effect on earnings, since translation losses at year end are deferred in accumulated other comprehensive income.

     In Argentina Fresenius Medical Care achieved sales growth of 19% and an earnings after tax growth of 30% in the fiscal year 2001. In 2002, we estimate that there will be a slight negative effect on overall revenue and EBIT due mainly to the devaluation of the peso. Based on information available at the beginning of March, 2002, the Company does not expect impairment issues in the group financial statements relating to its investment in Argentina.

SPECIAL CHARGE FOR LEGAL MATTERS

     In the fourth quarter of 2001, the Company recognized a $258 million ($177 million after tax) special charge to address 1996 merger related legal matters, expected liabilities and legal expenses arising in connection with the W.R. Grace Chapter 11 proceedings and the cost of resolving pending litigation and other disputes with certain commercial insurers. We did not allocate this special charge of $258 million to our North America business segment.

     The special charge primarily comprises three major components:

     (1) We have assessed the extent of potential liabilities as a result of the W.R. Grace Chapter 11 proceedings. The Company accrued $172 million principally representing a provision for income taxes payable for the years prior to the 1996 merger for which the Company has been indemnified by W.R. Grace, but may ultimately be obligated to pay as a result of W.R. Grace's Chapter 11 filing. In addition, that amount includes the costs of defending the Company in litigation arising out of W.R. Grace's Chapter 11 filing.

     (2) We have entered into an agreement in principle with Aetna Life Insurance Company ("Aetna") to establish a process for resolving our pending litigation with Aetna. The Company has included in the special charge the amount of $55 million to provide for settlement obligations, legal expenses and disputed accounts receivable for Aetna and the other litigants. If the Company is unable to settle the pending matters with any of the remaining commercial insurers, whether on the basis of the Aetna agreement in principle or otherwise, the Company believes that this charge reasonably estimates the costs and expenses associated with such litigation.

     (3) The remaining amount of $31 million mainly represents assets impaired due to litigation.

     See also Note 3--"Special Charge for Legal Matters" and Note
18--"Commitment and Contingencies--Legal Proceedings" in the Consolidated Financial Statements.

CORPORATE

     We do not allocate "corporate costs" to our segments in calculating segment EBIT and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, legal fees, etc.

     Total corporate EBIT was $(25) million in 2001 compared to $(3) million in 2000. EBIT in 2001 was primarily affected by $7 million expenses related to 1996 merger related legal matters recorded in quarters prior to the recognition of the special charge and lower foreign currency gains which had a positive impact of $12 million in 2000.

     THE FOLLOWING DISCUSSIONS PERTAIN TO OUR TOTAL COMPANY COSTS, EXCLUDING THE EFFECTS OF THE SPECIAL CHARGE FOR LEGAL MATTERE IN 2001.

INTEREST

     Interest expense for 2001 increased by 3% from $216 million to $223 million compared to the same period in 2000 due to an increase in debt as a result of acquisition spending.

INCOME TAXES

     The effective tax rate for the year increased from 46.9% in 2000 to 58.4% in 2001 due to a portion of the special charge for legal matters not being recognized for tax purposes. This was partially offset by a significantly lower German tax rate.

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

NORTH AMERICA

REVENUE

     Net revenue for the North America segment for 2000 grew by 10% from $2,804 million to $3,082 million.

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

     The 1.2% increase of the Medicare composite rate for dialysis services (59% of dialysis care revenue in 2000 resulted from Medicare's ESRD program) generated an additional $9 million in revenue in 2000. We expect that an additional 2.4% increase, approved in December 2000, will have a positive impact on our revenues for 2001. Laboratory testing revenues increased as a result of higher patient volume.

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

     Dialysis products revenue increased 1% to $474 million. Dialysis product volume revenue increased approximately $8 million or 2% as a result from increased sales of hemodialysis products, partially offset by decreased sales of peritoneal products. Product revenue growth was slightly (1%) affected by decreasing prices. The consolidation process in the dialysis care business also affected product business growth. As integrated product and service providers acquire stand alone dialysis clinics, the external market for products decreases. The lower revenue in peritoneal products is also a result of a decreasing external market.

EBITDA

     EBITDA for the North America segment grew by 5% due to increased treatment volume, improved treatment rates, higher earnings in other pharmaceuticals, increased earnings from laboratory testing and net foreign currency transaction gains. These increases were partially offset by costs to develop new therapies, costs to develop disease state management methodologies, higher personnel costs due to the tight labor market for medical personnel in the U.S. and an industry-wide price increase for Epogen, the key drug in anemia management.

AMORTIZATION AND DEPRECIATION

     Amortization and depreciation decreased slightly as a percentage of revenue in 2000. This was mainly due to the impact of internal revenue growth while amortization and depreciation has remained fairly constant at $222 million.

EBIT

     EBIT for the North America segment increased by 7% due to the increase in EBITDA and the positive impact of the decreased percentage of amortization and depreciation to revenue as previously mentioned.

INTERNATIONAL SEGMENT

REVENUE

     In 2000 the appreciation of the U.S. dollar against the euro significantly impacted our International segment. Net revenue for the International segment increased by 8% (19% at constant exchange rates) from $1,033 million in 1999 to $1,119 million in 2000. Acquisitions, primarily Total Renal Care, contributed $88 million, approximately $30 million in the European region, $46 million in the Latin America region and $12 million in the Asia Pacific region. Base business growth during the period was 10% at constant exchange rates. Including the effects of acquisitions, Asia Pacific region revenue increased $39 million or 29% (26% at constant exchange rates), and Latin America region revenue increased $65 million or 44% (49% at constant exchange rates). European region revenue decreased by 3% from $748 million in 1999 to $728 million in 2000 (12% increase at constant exchange rates) due to the appreciation of the U.S. dollar against the euro mentioned above.

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

     Total dialysis product revenue for 2000 increased by 2% (12% at constant exchange rates) to $783 million. Product volume increased by approximately $121 million (16%) which was offset by lower average pricing of approximately $49 million (6%) due to the competitive nature of the market. The increase in product revenues was further offset by approximately $78 million (10%) due to exchange rate fluctuations. Acquisitions contributed approximately $18 million (2%) to total product revenue.

EBITDA

     EBITDA for the International segment for 2000 grew by 12% (26% at constant exchange rates) from $235 million to $264 million primarily due to the increased revenue noted above.

EBIT

     EBIT for the International segment for 2000 increased by 15% (28% at constant exchange rates) from $170 million to $195 million due to the increased EBITDA mentioned above and stable depreciation and amortization as a percentage of revenue.

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

COST OF REVENUE AND OPERATING EXPENSES

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

INTEREST

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

INCOME TAXES

     The effective tax rate for the year decreased from 49.5% in 1999 to 46.9% in 2000 due to the capitalization of tax loss carry forwards and because non-deductible amortization of goodwill relating to acquisitions was lower, as a percentage of taxable income, for 2000 compared to the same period in 1999.

LIQUIDITY AND CAPITAL RESOURCES

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

CASH FLOW

OPERATIONS

     We generated cash from operating activities of $424 million in the year ended December 31, 2001 and $391 million in the comparable period in 2000, an increase of about 8% over the prior year. Cash from operations was not impacted by the special charge for legal matters as the major part of the charge was non-cash.

INVESTING

     Cash used in investing activities decreased slightly from $482 million to $468 million mainly because of lower cash acquisition payments partly offset by slightly higher net capital expenditures. In 2001, we paid approximately $217 million ($178 million for the North American segment and $39 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics, including the cash portion of the purchase price for Everest. Acquisitions for the comparable period in 2000 were $275 million, $116 million for the North America segment and $159 million for the International segment excluding International segment non-cash acquisitions of $14 million.

     In addition, capital expenditures for property, plant and equipment net of disposals were $251 million for the year ended December 31, 2001 and $207 million for the comparable period in 2000. In 2001, capital expenditures were $123 million in the North America segment and $128 million for the International segment. In 2000, capital expenditures in the North America segment were $99 million and $109 million in the International segment. The majority of our capital expenditures were used for equipment for new clinics, improvements to existing clinics and expansion of production facilities. Capital expenditures were approximately 5% of total revenue. We expect capital expenditures in the range of 4-5% of total revenue for 2002.

FINANCING

     Net cash provided by financing decreased to $43 million in 2001 from $156 million in 2000 mostly due to increased repayments of short term borrowings to both related and third party creditors. Cash on hand was $62 million at December 31, 2001 compared to $65 million at December 31, 2000.

     In 2000, we executed definitive agreements with respect to the settlement of the U.S. government investigation. The agreements required net settlement payments totaling approximately $387 million in 2000 and about $86 million in 2001.

     In January 2001, we completed the acquisition of Everest. Approximately one third of the purchase price ($365 million) was funded by the issuance of 2.25 million Preference shares ($99 million) to Everest stockholders. The remaining purchase price was paid with $131 million cash and debt assumed ($135 million). This debt was subsequently retired using our senior credit facility as described below.

     In June 2001 we completed offerings pursuant to Rule 144A and Regulation S under the Securities Act of 1933 of $225 million aggregate liquidation amount of dollar-denominated 7 7/8% trust preferred securities due 2011 and E 300 million aggregate liquidation amount of euro-denominated 7 3/8% trust preferred securities due 2011. The net proceeds of the offerings were approximately $471 million, which we used to repay outstanding revolving indebtedness under our senior credit facility, to repay short-term debt, including approximately $120 million of short-term debt to Fresenius AG, and for general corporate purposes.

     Between July 13, 2001 and December 5, 2001 we issued four tranches of senior notes totaling E 128.5 million. The first two tranches were issued on July 13, 2001 with the first for E 80 million with a fixed rate of 6.16% and the second for E 28.5 million with a floating rate, at the time of issue 5.837%. The third tranche was issued on September 15, 2001 for E 15 million at a floating rate of 5.077% at time of issue. The final tranche was issued on December 5, 2001 for E 5 million at a fixed rate of 5.33%. All four tranches have a maturity date of July 13, 2005. The floating interest rates are tied to LIBOR.

     Total long-term debt net of current portion at December 31, 2001 increased to $736 million from $658 million at year-end 2000. This increase was mainly due to higher borrowings under our senior credit facility. Short-term borrowings from related parties decreased from $218 million at December 31, 2000 to $15 million at December 31, 2001 whereas short term borrowings from third parties decreased from $107 million to $93 million over the same period.

DIVIDENDS

     Consistent with prior years the Company will continue to follow an earnings driven dividend policy. The dividend proposal with respect to 2001 will be calculated on the earnings before the special charge for legal matters. The Managing Board will propose to the Supervisory Board a dividend of E 0.85 per ordinary share (2000: E 0.78) and E 0.91 per preference share (2000: E 0.84) for shareholder approval at the annual general meeting on May 22, 2002. The total expected dividend payment is approximately E 83 million.

LIQUIDITY

     Primary sources of liquidity have historically been cash from operations, cash from short term borrowings as well as from long term debt from third parties as well as related parties and cash from issuance of Preference shares. We expect that our primary source of liquidity for 2002 will be from operations. Cash from operations is impacted by the profitability of our business and our working capital, mainly receivables. We believe that cash from operations will be sufficient to cover our capital expenditures and higher working capital needs resulting from base business growth and acquisitions in countries where we experience higher days sales outstanding. The profitability of our business depends on reimbursement rates. 73% of our revenues are generated from providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the twelve months ended December 31, 2001, approximately 42% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes may affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. For additional information about the impact of U.S. government reimbursement programs, see Item 4B, "Business Overview -- Dialysis Care -- Sources of U.S. Dialysis Care Net Revenues". Furthermore cash from operations depends on the collection of accounts receivable. We may face difficulties in enforcing and collecting accounts receivable under some countries' legal systems. Some customers and governments may have longer payment cycles. This could have a material adverse effect on our capacity to generate cash flow.

     Cash from short term borrowings can be generated by using the revolving portion of our senior credit facility, by selling interests in accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius AG. Long term financing is provided under the senior credit agreement by using the term loan of our Credit Facility and has been provided through the issuance of our trust preferred securities. We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs.

     Our senior credit agreement and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our senior credit agreement, we are obligated to maintain a minimum consolidated net worth and a minimum consolidated fixed charge ratio (ratio of EBITDA to fixed charges) and we have to maintain a certain consolidated leverage ratio (ratio of consolidated funded debt to EBITDA).

     Our senior credit agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends, create liens or make capital expenditures, investments or acquisitions. These covenants may otherwise limit our activities. The breach of any of the covenants could result in a default under the credit agreement or the notes, which could, in turn, create additional defaults under the agreements relating to our other long term indebtedness. In default, the outstanding balance on the senior credit agreement becomes due.

     At December 31, 2001, we had approximately $697 million of borrowing capacity available under the revolving portion of our senior credit facility. At February 14, 2002, following our redemption of 9% trust preferred securities due 2006, such borrowing capacity was approximately $320 million.

     As our senior credit facility will expire on September 30, 2003, it is our intention to negotiate a similar agreement based on our cash requirements. Failure to enter into a new credit facility would have a material adverse effect on our financial condition.

     After redemption of $360 million aggregate liquidation amount of 9% trust preferred securities on February 14, 2002, our long term financing with the remaining trust preferred securities begins to come due in 2008.

     National Medical Care, Inc. ("NMC"), our subsidiary, has an asset securitization facility (the "accounts receivable facility") whereby receivables of NMC and certain affiliates are sold to NMC Funding Corporation (the "Transferor"), a wholly-owned subsidiary of NMC, and subsequently the Transferor transfers and assigns percentage ownership interests in the receivables to certain bank investors. The amount of the accounts receivable facility was last amended on December 21, 2001, when we increased the accounts receivable facility to $560 million, and extended its maturity to October 24, 2002.

     Our capacity to generate cash from the accounts receivable facility depends on the availability of sufficient accounts receivable that meet certain criteria defined in the agreement with the third party funding corporation. A lack of availability of such accounts receivable may have a material impact on our capacity to utilize the facility for our financial needs.

OBLIGATIONS

     The following table summarizes our obligations and commitments to make future payments under our long-term debt, trust preferred securities and other long term obligations, and our commitments and obligations under lines of credit and letters of credit.

                                                                  PAYMENTS DUE BY PERIOD OF
                                                             ------------------------------------
CONTRACTUAL CASH OBLIGATIONS                      TOTAL       1 YEAR    1-5 YEARS    OVER 5 YEARS
----------------------------                    ----------   --------   ----------   ------------
Trust Preferred Securities....................  $1,428,768   $360,000   $       --    $1,068,768
Long Term Debt................................     888,316    159,627      690,625        38,064
Capital Lease Obligations.....................      12,412      5,332        5,244         1,836
Operating Leases..............................     743,716    145,808      448,921       148,987
Unconditional Purchase Obligations............     338,314     99,206      239,108            --
Other Long-term Obligations...................       8,173      8,173           --            --
                                                ----------   --------   ----------    ----------
                                                $3,419,699   $778,146   $1,383,898    $1,257,655
                                                ==========   ========   ==========    ==========

                                                                   EXPIRATION PER PERIOD OF
                                                             ------------------------------------
OTHER COMMERCIAL COMMITMENTS                      TOTAL       1 YEAR    1-5 YEARS    OVER 5 YEARS
----------------------------                    ----------   --------   ----------   ------------
Unused Senior Credit Lines....................  $  481,900   $     --   $  481,900    $       --
Other Unused Lines of Credit..................      63,462     61,186        2,276            --
Standby Letters of Credit.....................     215,554         --      215,554            --
                                                ----------   --------   ----------    ----------
                                                $  760,916   $ 61,186   $  699,730    $       --
                                                ==========   ========   ==========    ==========

     The amount of guarantees and other commercial commitments at December 31, 2001 is not significant.

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

     On January 18, 2000, we executed definitive agreements with respect to the Settlement. The agreements required net settlement payments totaling approximately $427 million, of which $14 million had been paid prior to January 1, 2000. This net amount reflects payments to us of approximately $59 million for Medicare receivables from the U.S. government. During the year 2000 after court approval of the Settlement, we made payments of $387 million, including initial cash payments of $286 million, and we received $54 million from the U.S. government for our outstanding Medicare receivable claims for intradialytic parenteral nutrition therapy rendered on or before December 31, 1999. We wrote off $94 million of these receivables at December 31, 1999 in anticipation of the final settlement.

     Under the definitive agreements with the U.S. government, we entered into a note payable for the remainder of the settlement obligation. Installment payments under the note will accrue interest at 6.3% on approximately $51 million of the obligation and at 7.5% annually on the balance, until paid in full.

     The note was payable in six quarterly installments which began in April 2000 and ended in July 2001. The first four quarterly installments have been paid in the amount of approximately $35 million each, including interest at 7.5%. The first three of these four payments were made in April, July and October 2000 and the fourth installment was made in January 2001. The final two installments of approximately $28 million each, including interest at 6.3%, were paid in April and July 2001. At December 31, 2000, the note payable balance was approximately $86 million. The U.S. government has agreed to remit the balance of our outstanding Medicare receivables in four quarterly payments of approximately $5 million each, plus interest at 7.5%. We received the first three quarterly payments in May, August and October 2000 and the final payment in February 2001.

     We amended the letter of credit that National Medical Care delivered to the U.S. government in 1996 from $150 million to $190 million and, under the agreement, the letter of credit will be reduced as we continue to make installment payments to the government. At December 31, 2000, the letter of credit was reduced to $89 million and was terminated upon final payment under the settlement.

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

     On May 31, 2000, we paid a cash dividend of $51 million for 1999 in the amount of E0.75 on each Preference share, excluding the Preference shares issued on March 2, 2000, and E0.69 on each Ordinary share. In 1999 we paid dividends per Preference share of E0.64 and E0.59 per Ordinary share for an aggregate amount of $48 million. Our managing board and our supervisory board have proposed dividends for 2001 of E0.84 per Preference share and E0.78 per Ordinary share. These dividends are subject to approval by our shareholders at our annual general meeting to be held on May 23, 2001. Under the terms of our senior credit agreement we are restricted as to the level of dividends we may pay in any calendar year, which was $78 million for 2000. Annual dividend distributions by our subsidiary, National Medical Care, in any year, may not exceed 50% of its consolidated net income of the preceding year as defined in our senior credit agreement. These payment restrictions do not apply to any of our other subsidiaries.

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

     In January 2000, dollar interest rate swap agreements with a notional amount of $850 million expired as scheduled. In November 2000, we entered into additional dollar interest rate swap agreements with a notional amount of $450 million. At the same time, a dollar interest rate collar agreement with a notional amount of $150 million was closed out. As of December 31, 2000, the notional volume of dollar interest rate hedging contracts totaled $1,050 million. Those swap agreements, which expire at various dates between 2003 and 2007, effectively fix our variable interest rate exposure on the majority of our dollar-denominated revolving loans and outstanding obligations under the accounts receivable securitization program at an interest rate of 6.52%. Under our senior credit agreement, we have agreed to maintain at least $500 million of interest rate protection. In March 2000, we entered into a yen interest rate swap agreement with a notional amount of Japanese Yen 400 million, in line with a yen-denominated floating-rate borrowing of our Japanese subsidiary. In September 2000, both the bank borrowing and the notional amount of the interest rate swap agreement were increased as scheduled to Yen 1,000 million. The bank borrowing and the notional amount of the swap agreement will always coincide until March 2009 when the bank debt is completely repaid and the swap expires.

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

RECENTLY ISSUED ACCOUNTING STANDARDS

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.

     SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives will continue to be amortized over their respective estimated useful lives.

     We adopted the provisions of SFAS No. 141 immediately, and will adopt SFAS No. 142 effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life acquired in a purchase method business combination completed after June 30, 2001 is not amortized, but will be evaluated for impairment in accordance with SFAS No. 142. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized until the adoption of SFAS No. 142.

     Because of the extensive effort needed to comply with adopting SFAS No. 141 and 142, it is currently not practicable to reasonably estimate all impacts of adopting these statements on our financial statements at this time, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle. However, based on our current assumptions and subject to continuing analysis, had SFAS No. 142 been effective January 1, 2001, the Company presently estimates that there would have been a favorable impact to after tax earnings of approximately $99 million.

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long lived asset. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. We are required to adopt SFAS No. 143 for financial statements issued for fiscal years beginning after June 15, 2002. We are currently determining the impact of adopting this statement.

     In October of 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 retains the requirement to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measure an impairment loss as the difference between the carrying amount and fair value of the asset. It eliminates the requirement to allocate goodwill to long-lived assets to be tested for impairment, and requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until disposed. SFAS No. 144 requires revision of the depreciable life of an asset to be abandoned. Also, all assets to be disposed of by sale are required to be recorded at the lower of carrying amount or fair value less cost to sell and to cease depreciation. Discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and all interim periods within these years. We are currently determining the impact of adopting this statement.

C.  RESEARCH AND DEVELOPMENT

     Our research and development activities aim to improve the quality of dialysis treatment by matching it more closely with the individual needs of the patient, while reducing the overall cost for treatment. With our vertical integration, our research and development department can apply our experience as the world's largest provider of dialysis treatments to product development. To maintain and further enhance a continuous stream of product innovations, we had over 200 employees working in research and development worldwide at December 31, 2001. Approximately two-thirds of our research and development activities are based in Germany and one third in North America.

     Research and development focuses strongly on the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients, and on process technology for manufacturing our products. Research and development expenditures were $32 million in 1999, $32 million in 2000, and $36 million in 2001. For information regarding recent product introductions, see "Item 4.B. Business Overview -- New Product Introductions."

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

     The table below provides the names and ages of the members of our supervisory board.

                                                               AGE AS OF
                                                              DECEMBER 31,
NAME                                                              2001
----                                                          ------------
Dr. Gerd Krick, Chairman....................................       63
Dr. Dieter Schenk, Deputy Chairman..........................       49
Prof Dr. Bernd Fahrholz.....................................       53
Dr. Theo Spettmann..........................................       57
Walter L. Weisman(1)........................................       66
Stephen M. Peck(1)..........................................       66

     --------------------

     (1) Independent Director

     The term for each member of the supervisory board set forth above will expire in 2001. Members of the supervisory board are eligible for reelection.

     DR. GERD KRICK has been Chairman of our supervisory board since January 1, 1998. Since 1992, he has been Chairman of the Fresenius AG management board. Prior to 1992, he was a Director of the Medical Systems Division of Fresenius AG and Deputy Chairman of the Fresenius AG management board. From September 1996 until December 1997, Dr. Krick was Chairman of the management board of Fresenius Medical Care. Dr. Krick is a member of the Board of Directors of Adelphi Capital Europe Fund, of the Administrative Board of Dresdner Bank Luxembourg S.A., of the supervisory board of Vereinte Krankenversicherung AG, of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie V.a.G. and of the Board of Trustees of the Donau Universitat Krems. He is also the Chairman of the supervisory boards of Vamed AG and of Fresenius Kabi AG.

     DR. DIETER SCHENK has been Deputy Chairman of our supervisory board since 1996. He is an attorney and tax advisor and has been a partner in the law firm of Norr Stiefenhofer Lutz since 1986. Dr. Schenk is also a member of the supervisory board of Fresenius AG and a member and vice-chairman of the supervisory boards of Greiffenberger AG and TOPTICA Photonics AG as well as a member of the supervisory boards of Deutsche BA Luftfahrtgesellschaft mbH and Gabor Shoes AG.

     PROF. DR. BERND FAHRHOLZ has been a member of our supervisory board since 1998. He is an attorney and has been a member of the management board of Dresdner Bank AG since 1998 and its Chairman since April 2000. Dr. Fahrholz is also a member of the supervisory boards of Dresdner Kleinwort Benson North America Inc.; BMW AG; BNP-Paribas S.A.; Heidelberger Zement AG; Advance Holding AG; Banco General de Negocios S.A.. Until December 31, 2001, he was a member of the supervisory board of Reuschel & Co.

     DR. THEO SPETTMAN has been a member of our supervisory board since April 1, 2000. He has been a member of the management board of Sudzucker AG since 1988 and Spokesman of the management board of Sudzucker AG since 1995. Dr. Spettman also sits on the supervisory boards of VK Muhlen AG, Karlsruher Versicherungen AG, Gerling Industrie Service AG, Scholler Holding GmbH & Co. KG, Saint Louis Sucre S.A. and is spokesman of the supervisory board of Berentzen-Group AG.

     WALTER L. WEISMAN has been a member of our supervisory board since 1996. He is a private investor and a former Chairman and Chief Executive Officer of American Medical International, Inc., which he joined in 1972, was elected President in 1979 and served as Chief Executive Officer from 1985 to 1988. Mr. Weisman is on the board of Community Care Health Network, Inc. and is a Vice-Chairman of the Board of the California Institute of Technology, Chairman of the Board of the Los Angeles County Museum of Art, Chairman of the Board of the Sundance Institute, and a trustee of the Kress Foundation and the Public Broadcasting Service.

     STEPHEN M. PECK was elected to our supervisory board in 1999. He is a private investor and a former managing and special partner of Weiss, Peck & Greer which was founded in 1970. He served as Chief Investment Officer and Director of Reliance Insurance Company, Inc. from January 1986 to July 1988. Mr. Peck is a member of the Board of Directors of OFFIT Investment Funds, Advance Auto Parts, Inc., Boston Life Sciences, Inc., Carnac Resource, Inc. and Banyan Strategic Realty Trust where he serves as Non-Executive Chairman of the Board. He also serves as a member of the Advisory Board of Brown Simpson Asset Management. Mr. Peck is presently Chairman of the Board of Trustees and the Executive Committee of Mount Sinai Medical Center, Mount Siani School Hospital, and the Mount Siani School of Medicine. He is a member of the Board of Trustees of Mount Sinai/NYU Health and The Jewish Theological Seminary.

MANAGEMENT BOARD

     Each member of our management board is appointed by the supervisory board for a maximum term of five years and is eligible for reappointment thereafter. Their terms expire at our annual general meeting in the years listed below.

     The table below provides names, ages, positions and terms of office of the members of our management board.

                                             AGE AS OF                                             YEAR
                                            DECEMBER 31,                                           TERM
NAME                                            2001       POSITION                               EXPIRES
----                                        ------------   --------                               -------
Dr. Ben J. Lipps..........................       61        Chairman of the management board,       2006
                                                           Chief Executive Officer of our
                                                           Company
                                                           and Chief Executive Officer
                                                           for North America
Roberto Fuste.............................       49        Chief Executive Officer for Asia        2006
                                                           Pacific
Dr. Emanuele Gatti........................       46        Chief Executive Officer for Europe,     2005
                                                           Middle East, Africa and Latin America
Dr. Ulf M. Schneider......................       36        Chief Financial Officer                 2004
                                                           (as of November 1, 2001)
Dr. Rainer Runte..........................       42        General Counsel                         2005

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

     DR. EMANUELE GATTI has been a member of our management board since May 1997 and is President and Chief Executive Officer of Europe, Latin America, Middle East and Africa within the International segment. Previously he was Executive Vice President with responsibility for our dialysis business in Southern Europe. Dr. Gatti joined the Fresenius Group in 1989 when Fresenius AG acquired Sis-ter, an Italian company of which he was General Manager. He has been working in the field of dialysis since 1981 after leaving the Polytechnic School of Milan where he was involved in teaching and biomedical research.

     DR. ULF M. SCHNEIDER joined our management board on November 1, 2001 and is Chief Financial Officer. Previously he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has held several senior executive and finance positions since 1989 with Gehe's majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company.

     DR. RAINER RUNTE was appointed a deputy member of the our management board responsible for law and compliance effective March 15, 2002. Dr, Runte has worked as in-house counsel within Fresenius AG and its subsidiaries and has served as General Counsel of Fresenius Medical Care since 1997.

     The business address of all members of our management board and supervisory board is Else-Kroner-Strasse 1, 61352 Bad Homburg, Germany.

B.  COMPENSATION

COMPENSATION OF OUR MANAGEMENT BOARD AND OUR SUPERVISORY BOARD

     For the year ended December 31, 2001, we paid aggregate compensation to all members of the Management Board of E2,597,570. The aggregate compensation fees to all members of the Supervisory Board was E426,000 including compensation to Dr. Krick for his duties as Chairman of the Supervisory Board. We pay an annual retainer fee to each member of the Supervisory Board, with the Chairman paid twice that amount and the Deputy Chairman paid 150% of that amount. This retainer fee was increased from $40,000 to $60,000 during the third quarter of 2001. We reimburse Supervisory Board members for their reasonable travel and accommodation expenses incurred with respect to their duties as Supervisory Board members. The aggregate compensation reported above does not include amounts paid as fees for services rendered by certain business or professional entities with which some of the Supervisory Board members are associated.

     During 2001 we awarded 16,712 options under FMC 98 Plan 1 at an exercise price of E52.30 to members of the Management Board, none of which are exercisable. At December 31, 2001 Management Board members held options to acquire 182,600 Preference shares of which options to purchase 55,333 Preference shares were exercisable at a weighted average exercise price of E39.76 under FMC 98 Plan 2. We also issued 44,300 options without stock price target at an exercise price of E58.98 and 38,180 options with stock price target at an exercise price of E73.72 under the new FMC International 2001 Plan. None of these options was exercisable on December 31, 2001.

     At December 31, 2001, a loan granted to a member of our Management Board in the principal amount of $2,000,000, bearing interest at 6% per annum, was outstanding.

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

D.  EMPLOYEES

     At December 31, 2001, we had 37,331 employees, as compared to 35,370 at December 31, 2000 and 31,094 at December 31, 1999. They are employed in our principal segments as follows: North America 26,352 employees and International 10,979. The following table shows the average number of employees by segment and our major category of activities for the last three fiscal years.

                                                               2001      2000      1999
                                                              ------    ------    ------
North America
  Dialysis Care.............................................  22,382    19,601    18,133
  Dialysis Products.........................................   3,970     3,616     3,420
                                                              ------    ------    ------
                                                              26,352    23,217    21,553
International
  Dialysis Care.............................................   6,173     5,807     4,173
  Dialysis Products.........................................   4,806     4,292     3,592
                                                              ------    ------    ------
                                                              10,979    10,099     7,765

     We are a member of the Chemical Industry Employers Association in Germany and we are bound by union agreements negotiated with the respective union representatives. We are also party to additional shop agreements negotiated with works councils at individual facilities relating to those facilities. We believe our relations with our employees are good. During the last three fiscal years, we have not suffered any labor-related work disruptions. In addition, approximately 2% of our U.S. employees are covered by union agreements.

E.  SHARE OWNERSHIP

     As of December 31, 2001, members of the Supervisory Board and the Board of Management as a group owned 4,367 Ordinary shares (0.01% of total Ordinary shares outstanding) and 3,200 Preference shares (0.01% of total Preference shares outstanding). At December 31, 2001 management board members held options to acquire 281,792 Preference shares of which options to purchase 55,333 Preference shares were exercisable at a weighted average exercise price of E39.76. Those options expire at various dates between 2008 and 2011. None of the members of our Management Board and our Supervisory Board beneficially owns more than 1% of our outstanding Ordinary shares or our outstanding Preference shares.

OPTIONS TO PURCHASE OUR SECURITIES

STOCK OPTION PLANS

     Immediately prior to the formation of Fresenius Medical Care, we adopted a stock incentive plan (the "FMC Plan") for our key management and executive employees. As of December 31, 2001, 63,389 preference shares were available and exercisable with an average price range between $55.59 and $78.33 per share. Effective September 2001, no additional awards are granted under the FMC Plan.

     During 1998, we adopted two stock incentive plans ("FMC 98 Plan 1" and "FMC 98 Plan 2") for our key management and executive employees. Under FMC 98 Plan 1, eligible employees have the right to acquire Preference shares of the Company. The maximum number of Preference shares that may be issued under this plan is 2,443,333 less any shares issued, or subject to issue, under the FMC Plan. Any shares available due to forfeiture of Grants under the FMC Plan would be considered available under FMC 98 Plan 1 as long as the total Preference shares issued under both plans does not exceed the 2,443,333 shares noted above. Under FMC 98 Plan 2, eligible employees have the right to acquire our Preference shares ("Options"). The share price of the Preference share shall be equal to the average of the official daily quotation prices of the Preference shares on the Frankfurt Stock Exchange on the thirty days (30) of trading immediately prior to the date of grant of the Option. One third of an Option vests on each of the second, third and fourth anniversary of the award date, provided that we achieve certain performance criteria for the full fiscal year following the grant date in comparison to its performance for the full fiscal year preceding the grant date. On May 30, 2000, our shareholders approved a change to the FMC 98 Plan 2 whereby the impact of the special charge for the 1999 Settlement was excluded from the our performance criteria relative to the EBIT growth requirements in the plan. Options granted under FMC 98 Plan 2 have a 10-year term. The maximum number of Preference shares that may be issued under this plan is 2,500,000 shares, of which 500,000 are designated for Management Board members and 2,000,000 are for other managerial staff. Each option is exercisable into one Preference share. Effective September 2001, no additional Grants or Options will be awarded under FMC Plan 98 1 or FMC Plan 98 2.

     On May 23, 2001, by resolution of our annual general meeting, the FMC 98 Plans were replaced by a new plan. The Management Board was empowered to issue convertible bonds with a total value of E10,240,000 to the members of the Management Board and to other employees entitling a total subscription of up to 4 million non-voting Preference shares. The convertible bonds have a par value of E2.56 and are interest bearing at a rate of 5.5%. Purchase of the bonds is funded by a non-recourse loan secured by the bond with respect to which the loan was made. We have the right to offset its obligation on a convertible bond against the employee obligation on the related loan; therefore, the convertible bond obligations and employee loan receivables are not reflected in our consolidated financial statements. The bonds mature in ten years and are generally fully convertible after three years. The bonds may be issued either as convertible bonds which are subject to a stock price target or convertible bonds without a stock price target. In the case of convertible bonds which are subject to a stock price target the conversion right is exercisable only if the market price of the Preference shares increased by 25% or more over the grant-date price subsequent to the day of grant for at least one day prior to exercise. Participants have the right to opt for convertible bonds with or without the stock price target. In order to create an incentive to select convertible bonds which depend on the stock price target, the number of convertible bonds awarded to those employees who select the bonds without a stock price target will be reduced by 15%. Each convertible bond entitles the holder thereof, upon payment of a conversion price to convert the bond into one Preference share. The conversion price of the convertible bonds which are not subject to the stock price target is determined by the average price of the Preference shares during the last 30 trading days prior to the date of grant. The conversion price of the convertible bonds which depend on the stock price target corresponds to the closing price of the Preference shares the day the target was reached.

     The Managing Board and Supervisory Board are authorized to issue up to 20% of the total number of convertible bonds each year through May 22, 2006. The plan is valid until the last convertible bond issued under this plan is terminated or converted. Of the 723,785 shares outstanding at December 31, 2001, 126,443 shares were issued under the plan with the stock price target.

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

     During the year ended December 31, 2001, 38,167 FMC Rollover Plan options were exercised by employees. Rollover Plan options for 145,839 Ordinary ADSs were outstanding and exercisable as of December 31, 2001 at a weighted average exercise price of $7.87. Members of our supervisory board and our management board, as a group, held no rollover options.

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

     To our knowledge, Fresenius AG is the only entity that beneficially owns more than 5% of our outstanding Ordinary shares. We have been informed that as of December 31, 2000, Fresenius AG owned the majority, 50.8%, of our Ordinary shares. At December 31, 2001 Fresenius AG's Ordinary shares represented approximately 39% of our total share capital. Morgan Guaranty Trust Company of New York, our ADR depositary, informed us, that as of December 31, 2001 9,263,994 Ordinary ADSs, each representing one-third of an Ordinary share, were held of record by 8,077 U.S. holders and 141,903 Preference ADSs, each representing one-third of a Preference share, were held of record by 4 U.S. holders. Ordinary shares and Preference shares of U.S. holders accounted for approximately 4% of our Ordinary shares outstanding and less than 1% of our Preference shares outstanding as of December 31, 2001. For more information regarding American Depositary Receipts ("ADRs") see "Item 10.B. Memorandum and Articles of Association -- Description of American Depositary Receipts."

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

     Based on the most recent information available to Fresenius AG the Else Kroner-Fresenius-Stiftung owns 68% of the Fresenius AG Ordinary shares. The Else Kroner-Fresenius-Stiftung serves to promote medical science, primarily in the fields of research and treatment of illnesses, including the development of apparatuses and preparations. It may promote only those research projects which make their results generally accessible to the public. It further serves to promote the education of physicians or of others concerned with the treatment and care of sick persons, primarily those working in the field of dialysis, as well as to promote the education of particularly gifted pupils and students.

     Fresenius AG has also been informed that AW Beteiligungsgesellschaft mbH, which is controlled by Agrar Industrie Holding GmbH, owns 9% of the Fresenius AG Ordinary shares.

     In addition, Allianz AG informed Fresenius AG that it owns 9.75% of the Fresenius AG Ordinary shares.

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

REAL PROPERTY LEASE

     We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed. Fresenius AG or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius AG is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to Fresenius AG, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately E8.6 million, which was approximately $7.6 million as of December 31, 2001, exclusive of maintenance and other costs, and is subject to escalation, based upon the German cost of living index for a four-person employee household. The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. The leases for the other facilities have a term of ten years. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties. For information with respect to our principal properties in Germany, see "Item 4.D. Property, plants and equipment."

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

SUPPLY AGREEMENTS

     We produce most of our products in our own facilities. However, Fresenius AG manufactures some of our products for us, principally concentrates, at facilities that Fresenius AG retained. These facilities are located in Brazil and France. Conversely, a facility in Italy that Fresenius AG transferred to us produces products for Fresenius Kabi AG, a subsidiary of Fresenius AG.

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

SERVICES AGREEMENT

     We obtain administrative and other services from Fresenius AG headquarters and from other divisions and subsidiaries of Fresenius AG. These services relate to, among other things, data processing, financial and management accounting and audit, human resources, risk management, quality control, production management, research and development, marketing and logistics. For 2001, Fresenius AG charged us approximately $19.1 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius AG relating to research and development, plant administration, patent administration and warehousing. For 2001, we charged approximately $6.1 million to Fresenius AG's other divisions and subsidiaries for services we rendered to them.

     We and Fresenius AG may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

FINANCING

     At December 31, 2001, aggregate loans outstanding from Fresenius AG amounted to $15 million which bore interest at 2.73% at year end. The borrowed funds were used for general corporate purposes. Interest paid during 2001 was $6.9 million.

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

     Dresdner Bank AG was one of the joint global coordinators of a public offering of Preference shares made during 2000 and received underwriting commissions and fees of E11.1 million ($10.4 million). In 2001, affiliates of the bank served as co-lead manager in the dollar-denominated tranche, and as an initial purchaser in the euro-denominated tranche, of a global offering of trust preferred securities. We paid fees and commissions of $6.8 million in total to the coordinators of the offering. An affiliate of Dresdner Kleinwort Benson North America LLC is the New York Stock Exchange specialist for the ADSs evidencing our Ordinary shares. Kleinwort Benson Holdings Inc. and Dresdner Kleinwort Benson North America LLC are wholly owned subsidiaries of Dresdner Bank AG. See "-- Security Ownership of Certain Beneficial Owners of Fresenius AG." Dresdner Bank AG was one of four co-arrangers of our principal credit agreement and is one of the managing agents under that facility. Prof. Dr. Bernd Fahrholz, a member of our supervisory board, is the chairman of the managing board of Dresdner Bank AG and Dr. Manfred Schaudwet, the Executive Manager of Dresdner Bank AG (retired in 2001), is a member of the supervisory board of Fresenius AG. Dresdner Bank AG also acts as custodian under the deposit agreement for the ADSs evidencing the Ordinary shares and under the deposit agreement for the ADSs evidencing the Preference shares.

     Dr. Dieter Schenk, Deputy Chairman of our supervisory board and a member of the supervisory board of Fresenius AG, is a partner in the law firm of Norr Stiefenhofer Lutz, German counsel to Fresenius AG and Fresenius Medical Care in connection with the offerings of Trust Preferred Securities, prior securities offerings by us, and other matters. See "-- Security Ownership of Certain Beneficial Owners of Fresenius AG." Dr. Alfred Stiefenhofer, also a partner of Norr Stiefenhofer Lutz, is one of the executors of the estate of Mrs. Else Kroner. The Else Kroner-Fresenius Stiftung, a charitable foundation established under the will of Mrs. Kroner, owns the majority of the voting shares of Fresenius AG.

PRODUCTS

     During 2001, we recognized $24.1 million of sales to Fresenius AG and its affiliates. We made purchases from Fresenius AG in the amount of $19.7 million during 2001.

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

Commercial Litigation

     Since 1997, FMCH, NMC, and certain NMC subsidiaries have been engaged in litigation with Aetna Life Insurance Company and certain of its affiliates ("Aetna") concerning allegations of inappropriate billing practices for nutritional therapy, diagnostic and clinical laboratory tests and misrepresentations. In January 2002, FMCH entered into an agreement in principle with Aetna to establish a process for resolving these claims and our counterclaims relating to overdue payments for services that FMCH rendered to Aetna's beneficiaries.

     Other insurance companies have filed claims against FMCH, similar to those filed by Aetna, that seek unspecified damages and costs. We believe that there are substantial defenses to the claims asserted, and intend to vigorously defend all lawsuits. We have filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments. Other private payors have contacted FMCH and may assert that NMC received excess payments and, similarly, may join the lawsuits or file their own lawsuit seeking reimbursement and other damages. Although the ultimate outcome of these proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on the our business, financial condition and results of operations.

     In light of the Aetna agreement in principle we established a pre-tax accrual of $55,489,000 at December 31, 2001 to provide for the anticipated settlement of the Aetna lawsuit and estimated legal expenses related to the continued defense of other commercial insurer claims and resolution of these claims, including overdue payments for services rendered by the company to these insurers' beneficiaries (see Note 3). No assurance can be given that the anticipated Aetna settlement will be consummated or that the costs associated with such a settlement or a litigated resolution of Aetna's claims and the other commercial insurers' claims will not exceed the $55,489,000 pre-tax accrual.

     On September 28, 2000, Mesquita, et al. v. W.R. Grace & Company, et al. (Sup. Court of Calif., S.F. County, #315465) was filed as a class action by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn ("Grace Chemicals") against Grace Chemicals, certain of our U.S. affiliates and other defendants, principally alleging that the Merger (described in greater detail in "Indemnification by W.R. Grace & Co. and Sealed Air Corporation" below) was a fraudulent transfer, violated the uniform fraudulent transfer act, and constituted a conspiracy. An amended complaint (Abner et al. v. W.R. Grace & Company, et al.) and additional class actions were filed subsequently with substantially similar allegations; all cases have either been stayed and transferred to the U.S. District Court or are pending before the U.S. Bankruptcy Court in Delaware in connection with Grace's Chapter 11 proceeding. We have requested indemnification from Grace Chemicals pursuant to the Merger agreements (see "Indemnification by W.R. Grace & Co. and Sealed Air Corporation"). If the Merger is determined to have been a fraudulent transfer, if material damages are proved by the plaintiffs, and if we are not able to collect, in whole or in part on the indemnity, from W.R. Grace & Co., Sealed Air Corporation, or their affiliates or former affiliates or their insurers, and if the we are not able to collect against any party that may have received distributions from W.R. Grace & Co., a judgment could have a material adverse effect on our business, financial condition and results of operations. We are confident that no fraudulent transfer or conspiracy occurred and intends to defend the cases vigorously.

OBRA 93

     The Omnibus Budget Reconciliation Act of 1993 affected the payment of benefits under Medicare and employer health plans for dual-eligible ESRD patients. In July 1994, the Centers for Medicare and Medicaid Services (CMS) (formerly known as the Health Care Financing Administration, or HCFA) issued an instruction to Medicare claims processors to the effect that Medicare benefits for the patients affected by that act would be subject to a new 18-month "coordination of benefits" period. This instruction had a positive impact on NMC's dialysis revenues because, during the 18-month coordination of benefits period, patients' employer health plans were responsible for payment, which was generally at rates higher than those provided under Medicare.

     In April 1995, CMS issued a new instruction, reversing its original instruction in a manner that would substantially diminish the positive effect of the original instruction on NMC's dialysis business. CMS further proposed that its new instruction be effective retroactive to August 1993, the effective date of the Omnibus Budget Reconciliation Act of 1993.

     NMC ceased to recognize the incremental revenue realized under the original instruction as of July 1, 1995, but it continued to bill employer health plans as primary payors for patients affected by the Omnibus Budget Reconciliation Act of 1993 through December 31, 1995. As of January 1, 1996, NMC commenced billing Medicare as primary payor for dual eligible ESRD patients affected by the act, and then began to re-bill in compliance with the revised policy for services rendered between April 24 and December 31, 1995.

     On May 5, 1995, NMC filed a complaint in the U.S. District Court for the District of Columbia (National Medical Care, Inc. and Bio-Medical Applications of Colorado, Inc. d/b/a Northern Colorado Kidney Center v. Shalala, C.A. No. 95-0860 (WBB)) seeking to preclude CMS from retroactively enforcing its April 24, 1995 implementation of the Omnibus Budget Reconciliation Act of 1993 provision relating to the coordination of benefits for dual eligible ESRD patients. On May 9, 1995, NMC moved for a preliminary injunction to preclude CMS from enforcing its new policy retroactively, that is, to billing for services provided between August 10, 1993 and April 23, 1995. On June 6, 1995, the court granted NMC's request for a preliminary injunction and in December of 1996, NMC moved for partial summary judgment seeking a declaration from the Court that CMS' retroactive application of the April 1995 rule was legally invalid. CMS cross-moved for summary judgment on the grounds that the April 1995 rule was validly applied prospectively. In January 1998, the court granted NMC's motion for partial summary judgment and entered a declaratory judgment in favor of NMC, holding CMS' retroactive application of the April 1995 rule legally invalid. Based on its finding, the Court also permanently enjoined CMS from enforcing and applying the April 1995 rule retroactively against NMC. The Court took no action on CMS' motion for summary judgment pending completion of the outstanding discovery. On October 5, 1998, NMC filed its own motion for summary judgment requesting that the Court declare CMS' prospective application of the April 1995 rule invalid and permanently enjoin CMS from prospectively enforcing and applying the April 1995 rule. The Court has not yet ruled on the parties' motions. CMS elected not to appeal the Court's June 1995 and January 1998 orders. CMS may, however, appeal all rulings at the conclusion of the litigation. If CMS should successfully appeal so that the revised interpretation would be applied retroactively, NMC may be required to refund the payment received from employer health plans for services provided after August 10, 1993 under the CMS' original implementation, and to re-bill Medicare for the same services, which would result in a loss to NMC of approximately $120 million attributable to all periods prior to December 31, 1995. Also, in this event, our business, financial condition and results of operations would be materially adversely affected.

     In July, 2000, NMC filed a complaint in the U.S. District Court for the Eastern District of Virginia (National Medical Care, Inc. and Bio-Medical Applications of Virginia, Inc. v. Aetna Life Insurance Co., Inc., Aetna U.S. Healthcare, Inc. and John Does 1-10) seeking recovery against Aetna U.S. Healthcare and health plans administered by Aetna U.S. Healthcare for claims related to primary payor liability for dual eligible ESRD patients under the Omnibus Budget Reconciliation Act of 1993. On January 16, 2001, the Court stayed the action pending resolution of the District of Columbia Court action. Our agreement in principle with Aetna establishes a process for resolving these claims.

Other Litigation and Potential Exposures

     From time to time, we are a party to or may be threatened with other litigation arising in the ordinary course of our business. Management regularly analyzes current information including, as applicable, our defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters. We, like other health care providers, conduct our operations under intense government regulation and scrutiny. We must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. We must also comply with the U.S. anti-kickback statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from ours or the manner in which we conduct our business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "whistle blower" actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, we expect that our business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and continuing inquiries, claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

     We operate a large number of facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely upon its management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. On occasion, we may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject us and our subsidiaries to liability under the False Claims Act, among other laws, and we cannot predict whether law enforcement authorities may use such information to initiate further investigations of the business practices disclosed or any of our other business activities.

     Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. We have been subject to these suits due to the nature of our business and we expect that those types of lawsuits may continue. Although we maintain insurance at a level which we believe to be prudent, we cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against us or any of our subsidiaries in excess of insurance coverage could have a material adverse effect upon us and the results of our operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our reputation and business.

     We have also had claims asserted against us and have had lawsuits filed against us relating to businesses that we have acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. We have asserted our own claims, and claims for indemnification. Although the ultimate outcome on us cannot be predicted at this time, an adverse result could have a material adverse effect upon our business, financial condition, and results of operations. At December 31, 2001, we recorded a pre-tax accrual to reflect anticipated expenses associated with the continued defense and resolution of these claims. No assurances can be given that our actual costs incurred in connection with the continued defense and resolution of these claims will not exceed the amount of this accrual.

Indemnification by W. R. Grace & Co. and Sealed Air Corporation

     We were formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the "Merger") dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, Grace Chemicals, a subsidiary of W.R. Grace & Co. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-merger tax claims and other claims unrelated to NMC, which was W.R. Grace's dialysis business prior to the Merger. In connection with the Merger, Grace Chemicals agreed to indemnify us, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC's operations. Proceedings have been brought against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of Grace Chemicals, principally alleging that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act, and constituted a conspiracy. See "-- Legal Proceedings -- Commercial Litigation" above.

     Pre-merger tax claims, or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be our obligation. In particular, W.R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the

Internal Revenue Service (the "Service"); that during those years W.R. Grace & Co. deducted approximately $122.1 million in interest attributable to corporate owned life insurance ("COLI") policy loans; that W.R. Grace & Co. has paid $21.2 million of tax and interest related to COLI deductions taken in tax years prior to 1993 and that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation. Subject to certain representations made by W.R. Grace & Co., Fresenius Medical Care and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify the Company against this or other pre-Merger or Merger related tax liabilities.

     Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (formerly known as Grace Holding, Inc. and the former parent of Grace Chemicals). We are engaged in litigation with Sealed Air Corporation ("Sealed Air") over the Company's entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities of W.R. Grace and Merger-related claims.

     Subsequent to the Sealed Air transaction, W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. As a result of our continuing observation and analysis of the Service's ongoing audit of W.R. Grace & Co.'s pre-Merger tax returns, the Sealed Air litigation and the W.R. Grace & Co. bankruptcy proceedings, and based on our current assessment of the potential impact of these matters on us, we recorded a pre-tax accrual of $172,034,000 at December 31, 2001 to reflect the Company's estimated exposure for liabilities and legal expenses related to the W.R. Grace & Co. bankruptcy (see Note 3). We intend to continue to pursue vigorously our rights to indemnification from W.R. Grace & Co. and its insurers and former and current affiliates, including Sealed Air, for all of our costs relating to pre-Merger tax and Merger-related claims.

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

     The table below provides information regarding the annual dividend per share that we paid on our Preference shares and Ordinary shares. The dividends shown for each year were paid with respect to our operations in the preceding year. We paid dividends in Deutsche Mark in 1999 for 1998, and the payments have been translated into euros at the fixed exchange rate of DM1.95583 to E 1.

PER SHARE AMOUNT                                               2001      2000      1999
----------------                                              ------    ------    ------
Preference share............................................  E 0.84    E 0.75    E 0.64
Ordinary share..............................................  E 0.78    E 0.69    E 0.59

     Our managing board and our supervisory board have proposed dividends for 2001 payable in 2002 of E 0.91 per Preference share and E 0.85 per Ordinary share. These dividends are subject to approval by our shareholders at our annual general meeting to be held on May 22, 2002.

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

B.  SIGNIFICANT CHANGES

     On February 14, 2002, we redeemed the entire $360,000 aggregate liquidation amount outstanding of our 9% Trust Preferred Securities due 2006, utilizing funds borrowed under our senior credit facility. The terms of the securities, which were issued in 1996, provided for optional redemption commencing December 1, 2001 at a redemption price of 104.5% of the liquidation amount, plus distributions accrued to the redemption date. The redemption price was $1,045 per $1,000 liquidation amount plus accrued distributions of $18.25 per $1,000 for a total redemption price of $1,063.25 per $1,000.

     We do business in Argentina through subsidiaries as well as by direct sales from Germany. In January 2002, the Argentine government announced its intent to create a dual currency system with an official fixed exchange rate of 1.4 pesos to 1 U.S. dollar for import and export transactions and a floating exchange rate for other transactions. Since 1991, the Argentine peso had been pegged to the U.S. dollar at a rate of 1 Argentine peso to 1 U.S. dollar. In December 2001, restrictions were placed on certain transactions, and currency exchange activity was effectively halted. On January 11, 2002, currency exchange activity resumed, and the floating exchange rate ranged from 1.6 to 1.7 pesos to 1 U.S. dollar. In accordance with U.S. GAAP, we used the rate of 1.7 pesos to 1 U.S. dollar for purposes of translating Argentine peso financial statements as of December 31, 2001 and deferred the translation loss in other comprehensive income. As of February, 2002, the rate was 2.0 pesos to 1 U.S. dollar.

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

     Since October 1, 1996, American Depositary Shares ("ADSs"), each representing one-third of an Ordinary share (the "Ordinary ADSs"), have been listed and traded on the New York Stock Exchange ("NYSE") under the symbol FMS. Since November 25, 1996, American Depositary Shares, each representing one-third of a Preference share (the "Preference ADSs"), have been listed and traded on the NYSE under the symbol FMS-p. The Depositary for both the Ordinary ADSs and the Preference ADSs is Morgan Guaranty Trust Company of New York (the "Depositary").

TRADING ON THE FRANKFURT STOCK EXCHANGE

     Deutsche Borse AG operates the Frankfurt Stock Exchange, which is the most significant of the eight German stock exchanges. As of December 31, 2000, the most recent figures available, the shares of 5,694 companies traded on the official market, regulated market, including the Neuer Markt Segment and the regulated unofficial market of the Frankfurt Stock Exchange. Of these, 905 were German companies and 4,789 were foreign companies.

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

     The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Ordinary shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange. Since January 4, 1999, all shares on German stock exchanges trade in euro. For the years 1997 and 1998 the share prices were translated at the official deutsche mark/euro exchange rate. (See the discussion under "Item 11. Quantitative and Qualitative Disclosures about Market Risk" with respect to the rates of exchange between the Dollar, euro and deutsche mark).

                                                                            PRICE PER
                                                                         ORDINARY SHARE
                                                                         ---------------
                                                                          HIGH      LOW
                                                                         ------    -----
2002      March.......................................................    70.50    59.00
          February....................................................    68.14    57.06
          January.....................................................    69.50    64.10
2001      December....................................................    73.75    66.77
          November....................................................    75.50    68.06
          October.....................................................    88.30    68.87
2001      Fourth Quarter..............................................    88.30    66.77
          Third Quarter...............................................    92.86    75.40
          Second Quarter..............................................    84.25    69.55
          First Quarter...............................................    90.65    75.62
2000      Fourth Quarter..............................................   103.00    85.40
          Third Quarter...............................................   103.60    83.52
          Second Quarter..............................................    91.56    72.50
          First Quarter...............................................    91.00    72.40
2001      Annual......................................................    92.90    66.77
2000      Annual......................................................   103.60    72.40
1999      Annual......................................................    88.70    47.20
1998      Annual......................................................    73.37    30.73
1997      Annual......................................................    84.36    55.73

     The average daily trading volume of the Ordinary shares traded on the Frankfurt Stock Exchange during 2001 was 247,995 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On March 28, 2002, the closing sales price per Ordinary share on the Frankfurt Stock Exchange was E69.84, equivalent to $60.93 per Ordinary share.

     The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Preference shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange. As all shares on German stock exchanges trade in euro since January 4, 1999, share prices for the years 1997 and 1998 were translated at the official deutsche mark/euro exchange rate (see the discussion under "Item 11. Quantitative and Qualitative Disclosures about Market Risk" with respect to the rates of exchange between the Dollar, euro and deutsche mark.)

                                                                           PRICE PER
                                                                        PREFERENCE SHARE
                                                                        ----------------
                                                                         HIGH      LOW
                                                                        ------    ------
2002      March.......................................................  53.00     44.23
          February....................................................  50.20     42.60
          January.....................................................  51.90     47.20
2001      December....................................................  52.50     48.00
          November....................................................  54.50     49.00
          October.....................................................  63.80     49.31
2001      Fourth Quarter..............................................  63.80     48.00
          Third Quarter...............................................  65.25     55.70
          Second Quarter..............................................  59.84     46.95
          First Quarter...............................................  56.90     46.01
2000      Fourth Quarter..............................................  58.00     49.11
          Third Quarter...............................................  56.60     42.60
          Second Quarter..............................................  51.00     42.00
          First Quarter...............................................  52.00     38.00
2001      Annual......................................................  65.25     46.01
2000      Annual......................................................  58.00     38.00
1999      Annual......................................................  43.50     30.30
1998      Annual......................................................  58.03     25.56
1997      Annual......................................................  70.97     46.53

     The average daily trading volume of the Preference shares traded on the Frankfurt Stock Exchange during 2001 was 69,839 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On March 28, 2002, the closing sales price per Preference share on the Frankfurt Stock Exchange was E52.50, equivalent to $45.80 per Preference share.

TRADING ON THE NEW YORK STOCK EXCHANGE

     The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs on the NYSE:

                                                                          PRICE PER
                                                                         ORDINARY ADS
                                                                        --------------
                                                                        HIGH      LOW
                                                                        -----    -----
2002      March.......................................................  20.70    16.95
          February....................................................  19.90    16.40
          January.....................................................  20.79    18.65
2001      December....................................................  21.75    19.80
          November....................................................  21.95    20.30
          October.....................................................  26.85    20.80
2001      Fourth Quarter..............................................  26.85    19.80
          Third Quarter...............................................  28.30    22.75
          Second Quarter..............................................  25.45    21.00
          First Quarter...............................................  27.94    22.26
2000      Fourth Quarter..............................................  29.87    25.44
          Third Quarter...............................................  30.19    25.62
          Second Quarter..............................................  28.19    22.56
          First Quarter...............................................  29.25    23.00
2001      Annual......................................................  28.30    19.80
2000      Annual......................................................  30.19    22.56
1999      Annual......................................................  29.87    15.81
1998      Annual......................................................  26.87    12.50
1997      Annual......................................................  31.50    20.44

     On March 28, 2002, the closing sales price per Ordinary ADS on the NYSE was $20.20.

     The table below sets forth, for the periods indicated, the high and low closing sales prices for the Preference ADSs on the NYSE:

                                                                          PRICE PER
                                                                        PREFERENCE ADS
                                                                        --------------
                                                                        HIGH      LOW
                                                                        -----    -----
2002      March.......................................................  15.45    12.80
          February....................................................  14.50    12.55
          January.....................................................  15.13    13.98
2001      December....................................................  15.54    14.55
          November....................................................  15.86    14.65
          October.....................................................  18.25    15.00
2001      Fourth Quarter..............................................  18.25    14.55
          Third Quarter...............................................  19.64    15.75
          Second Quarter..............................................  16.91    14.00
          First Quarter...............................................  17.49    14.75
2000      Fourth Quarter..............................................  16.50    14.25
          Third Quarter...............................................  16.44    13.25
          Second Quarter..............................................  15.62    13.50
          First Quarter...............................................  16.91    13.50
2001      Annual......................................................  19.64    14.00
2000      Annual......................................................  16.91    13.25
1999      Annual......................................................  16.75    11.25
1998      Annual......................................................  21.00    12.25
1997      Annual......................................................  26.75    18.00

     On March 28, 2002, the closing sales price per Preference ADS on the NYSE was $15.30.

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

     In the case of holders of ADRs, the depositary will receive all dividends and distributions on all deposited securities and will, as promptly as practicable, distribute the dividends and distributions to the holders of ADRs entitled to the dividend. See "-- Description of American Depositary Receipts -- Share Dividends and Other Distributions."

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

     Holders of Fresenius Medical Care Holdings Class D Preferred Shares were entitled to a one-time special dividend if (but only if) conditions specified in the Fresenius Medical Care Holdings certificate of incorporation are met. The Class D Preferred Shares are not entitled to receive any dividends other than this special dividend. In particular, the Fresenius Medical Care Holdings Class D Preferred Shares are not entitled to any dividend that we may pay on our Preference shares or our ADSs.

     The special dividend is payable only if the cumulative adjusted cash flow to our ordinary shareholders (defined as our net income plus depreciation and amortization) from January 1, 1997 through December 31, 2001 exceeds US$3.7 billion. If our cumulative adjusted cash flow meets that threshold, 44.8% of any amount exceeding US$3.7 billion will be distributed as a special dividend on the Fresenius Medical Care Holdings Class D Preferred Shares. Based on our calculations which were reviewed by KPMG Deutsche Treuhand-Gesellschaft, Fresenius Medical Care's cumulative consolidated adjusted cash flow for the five year period ended December 31, 2001 was approximately $1.7 billion. Consequently, no special dividend is due or payable with respect to the Class D Shares. The Class D Shares are redeemable at any time at the our option at a redemption price of $0.10 per share. On March 27, 2002, we announced our intention to redeem the 89 million outstanding Class D Shares at a total expected redemption price of approximately $9 million in early 2003. This description of the material terms of the Fresenius Medical Care Holdings Class D Preferred Shares is not complete and is qualified in its entirety by the terms of Fresenius Medical Care Holdings' certificate of incorporation. Fresenius

Medical Care Holdings' certificate of incorporation is on file with the Securities and Exchange Commission, and you may obtain a copy as described under "Item 10.H. Documents on Display."

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

VOTING RIGHTS

     Only the depositary's nominee is able to exercise voting rights with respect to deposited shares. Upon receipt of a request from the depositary for voting instructions, a holder of ADSs may instruct the depositary how to exercise the voting rights for the shares which underlie their ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how holders may instruct the depositary to exercise voting rights for the shares which underlie their ADSs. For instructions to be valid, the depositary must receive them on or before the date specified in the depositary's request for instructions. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as instructed. The depositary will only vote or attempt to vote as holders instruct. The depositary will not itself exercise any voting discretion. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

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

C.  MATERIAL CONTRACTS

     For information regarding certain of our material contracts, see "Item 7.B. Major Shareholders and Related Party Transactions -- Related Party Transactions." For a description of our stock option plans, see "Item 6.E. Directors, Senior Management and Employees -- Share Ownership -- Options to Purchase our Securities." Our material agreements also include the agreements that FMCH and certain of its subsidiaries entered into with the U.S. government when we settled the U.S. government investigation. A description of the financial terms of the Settlement appears in this report under "Item 5.B. Operating and Financial Review and Prospects -- Liquidity and Capital Resources." Our Report on Form 6-K filed with the SEC on January 27, 2000 contains a description of the other agreements comprising the Settlement, including the plea agreements and a corporate integrity agreement in Part II,
Item 5 -- "Other Events -- OIG Investigation," which is incorporated herein by reference.

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

TAXATION OF DIVIDENDS

     For dividends distributed in 2002 out of profits earned in or before 2001, German corporations are required to withhold German tax on dividends in an amount equal to 25% of the gross amount paid to resident and non-resident stockholders. A partial refund of this 25% withholding tax can be obtained by Qualified Holders under the Income Tax Treaty (subject to certain limitations). Qualified Holders are generally subject to United States federal income tax on dividends paid by German corporations. Subject to applicable limitations of United States federal income tax law, Qualified Holders may be able to claim a foreign tax credit for certain German income taxes paid. The amount of the refund of German withholding tax and the determination of the foreign tax credit allowable against United States federal income tax generally depend on whether or not the Qualified Holder is a United States corporation owning at least 10% of the voting stock of Fresenius Medical Care AG (a "10% Holder").

     In the case of any Qualified Holder other than a 10% Holder, the German withholding tax on the dividends paid in 2002 is partially refunded under the Income Tax Treaty, effectively reducing the withholding tax to 15% of the gross amount of the dividend. In addition, since the German imputation system provides German resident individual stockholders with a tax credit in respect of dividends paid by German corporations in 2002, the Income Tax Treaty provides that Qualified Holders (other than 10% Holders) are entitled to an additional refund equal to 5% of the gross amount of the respective dividend. For United States federal income tax purposes, the benefit resulting from this additional 5% treaty refund is treated as a refund received by the Qualified Holder with respect to German corporate taxes equal to 5.88% of the gross amount of the respective dividend, subject to a German withholding tax of 0.88% (15% of 5.88%). Qualified Holders are not entitled to the dividends received deduction for United States federal income tax purposes with respect to dividends paid by non-United States corporations.

     Thus, for each $100 of gross dividend paid by Fresenius Medical Care AG in 2002 to a Qualified Holder (other than a 10% Holder), the dividend after partial refund of the 25% withholding tax under the Income Tax Treaty will be subject to a German withholding tax of $15. If the Qualified Holder also applies for the additional 5% treaty refund, German withholding tax is effectively reduced to $10; the cash received per $100 of gross dividend is $90. For United States federal income tax purposes, the Qualified Holder is generally treated as receiving a total dividend of $105.88 (to the extent paid out of current or accumulated earnings and profits of Fresenius Medical Care AG as determined for United States federal income tax purposes), consisting of the $100 gross dividend and the deemed refund of German corporate tax of $5.88. The notional $105.88 dividend is deemed to have been subject to German withholding tax of $15.88. Thus, for each $100 of gross dividend, the Qualified Holder will include $105.88 in gross income and may be entitled to a foreign tax credit of $15.88, subject to applicable limitations of United States federal income tax law.

     In the case of a 10% Holder, the 25% German withholding tax on dividends paid in 2002 is reduced under the Income Tax Treaty to 5% of the gross amount of the dividend. Such 10% Holders may, therefore, apply for a refund of German withholding tax on the dividend paid in 2001 in the amount of 20% of the gross amount of the dividend. Subject to applicable limitations of United States federal income tax laws, a 10% Holder may be entitled to a foreign tax credit for the 5% German withholding tax on dividends and for the portion of the total income taxes (trade income tax and corporation income tax, including any surtax) paid by Fresenius Medical Care AG attributable to distributed profits.

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

H.  DOCUMENTS ON DISPLAY

     We file periodic reports and information with the Securities and Exchange Commission and the New York Stock Exchange. You may inspect a copy of these reports without charge at the Public Reference Room of the Securities and Exchange Commission at Room 1024, 450 Fifth Avenue, N.W., Washington, D.C. 20549 or at the Securities and Exchange Commission's regional offices 233 Broadway, New York, New York 10279 and

500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission's World Wide Web address is http://www.sec.gov. As a foreign private issuer, we are not obligated to file registration statements and reports with the Securities and Exchange Commission in electronic form; however, commencing with our report on Form 6-K filed November 20, 2000 we have voluntarily chosen to do so. Accordingly, our report for the nine months ended September 30, 2000 and our reports for subsequent periods may be obtained from any source authorized to store and make available electronically filed reports.

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

MARKET RISK

     Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

     -  changes in reimbursement rates;

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

REIMBURSEMENT RATES

     We obtained approximately 42% of our worldwide revenue for 2001 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.

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

INFLATION

     The effects of inflation during the periods covered by the consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations. Amgen Inc., our sole source supplier of EPO, announced a 3.9% increase in its wholesaler acquisition price for EPO effective May 9, 2001. Our purchase contract with Amgen for 2001 contained pricing protection such that our purchase price for EPO was unaffected by the price increase through December 31, 2001. Our current contract with Amgen covers the period from January 2002 to December 2003, with price guarantees and volume and outcome discounts.

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

FOREIGN CURRENCY EXPOSURE

     We conduct our business on a global basis in several major international currencies, although our operations are primarily in the United States and Germany. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

     Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lendings and borrowings, including intercompany borrowings. We sell significant amounts of products from our manufacturing facilities in Germany to our other international operations. In general, our German sales are denominated in euro. Consequently, our subsidiaries are exposed to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. We employ, to a limited extent, forward contracts and options to hedge our currency exposures. Our policy, which has been consistently followed, is that forward currency contracts and options be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.

     Our foreign exchange contracts contain credit risk, in that our bank counterparties may be unable to meet the terms of the agreements. We monitor the potential risk of loss with any one party from this type of risk. Our management does not expect any material losses as a result of default by the other parties. The table below provides information about our foreign exchange forward contracts at December 31, 2001. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts, the weighted average contractual foreign currency exchange rates, and the fair values of the contracts, which show the unrealized net gain (loss) on existing contracts as of December 31, 2001. All contracts expire within 36 months after the reporting date.

                                                                         FOREIGN CURRENCY RISK MANAGEMENT
                                                                                DECEMBER 31, 2001
                                                                (USD IN THOUSANDS, EXCEPT AVERAGE CONTRACT RATES)
                                                              ------------------------------------------------------
                                                                                                       FAIR VALUE AT
                                                                                                        DECEMBER 31
FOREIGN CURRENCY FORWARDS                                       2002      2003      2004      TOTAL        2001
-------------------------                                     --------   -------   -------   -------   -------------
Purchases of currencies against dollar
  Euro Notional Amount......................................   566,245   245,914        --   812,159      (18,043)
    Average Contract Rate...................................    0.9079    0.8974        --
  Mexican Peso Notional Amount..............................     8,401        --        --     8,401          492
    Average Contract Rate...................................    9.9992        --        --
                                                              --------   -------   -------   -------      -------
Total.......................................................   574,646   245,914        --   820,560      (17,551)
                                                              ========   =======   =======   =======      =======
Sales of currencies against dollar
  Canadian Dollar Notional Amount...........................     9,000        --        --     9,000          178
    Average Contract Rate...................................    1.5656        --        --
  Euro Notional Amount......................................     8,300        --        --     8,300          133
    Average Contract Rate...................................    0.8923        --        --
                                                              --------   -------   -------   -------      -------
Total.......................................................    17,300        --        --    17,300          311
                                                              ========   =======   =======   =======      =======
Other sales of currencies against euro
  Australian Dollar Notional Amount.........................     4,254        --        --     4,254            8
    Average Contract Rate...................................    1.7276        --        --
  British Pound Notional Amount.............................    15,231        --        --    15,231          (87)
    Average Contract Rate...................................    0.6140        --        --
  Czech Koruna Notional Amount..............................     5,023        --        --     5,023         (348)
    Average Contract Rate...................................   34.3764        --        --
  Hungarian Forint Notional Amount..........................     4,583        --        --     4,583         (125)
    Average Contract Rate...................................    259.01        --        --
  Japanese Yen Notional Amount..............................    35,143        --        --    35,143        2,039
    Average Contract Rate...................................    107.79        --        --
  Korean Won Notional Amount................................    16,269        --        --    16,269           78
    Average Contract Rate...................................   1168.91        --        --
  New Zealand Dollar Notional Amount........................     1,630        --        --     1,630          (22)
    Average Contract Rate...................................    2.1571        --        --
  Singapore Dollar Notional Amount..........................     1,334        --        --     1,334          (18)
    Average Contract Rate...................................    1.6355        --        --
  South African Rand Notional Amount........................       451        --        --       451           91
    Average Contract Rate...................................    8.7910        --        --
  Swiss Franc Notional Amount...............................     7,425       617        --     8,042           70
    Average Contract Rate...................................    1.4608    1.4503
                                                              --------   -------   -------   -------      -------
Total.......................................................    91,343       617        --    91,960        1,686
                                                              ========   =======   =======   =======      =======

                                                                         FOREIGN CURRENCY RISK MANAGEMENT
                                                                                DECEMBER 31, 2001
                                                                (USD IN THOUSANDS, EXCEPT AVERAGE CONTRACT RATES)
                                                              ------------------------------------------------------
                                                                                                       FAIR VALUE AT
                                                                                                        DECEMBER 31
FOREIGN CURRENCY FORWARDS                                       2002      2003      2004      TOTAL        2001
-------------------------                                     --------   -------   -------   -------   -------------
Other purchases of currencies against euro
  Australian Dollar Notional Amount.........................     3,435        --        --     3,435           53
    Average Contract Rate...................................    1.7563        --        --
  British Pound Notional Amount.............................     4,631        --        --     4,631           74
    Average Contract Rate...................................    0.6185        --        --
  Hungarian Forint Notional Amount..........................     1,140        --        --     1,140            1
    Average Contract Rate...................................    245.92        --        --
  Japanese Yen Notional Amount..............................     1,692        --        --     1,692            6
    Average Contract Rate...................................    115.61        --        --
  New Zealand Dollar Notional Amount........................       681        --        --       681           32
    Average Contract Rate...................................    2.2311        --        --
  Swiss Franc Notional Amount...............................     3,626        --        --     3,626          (20)
    Average Contract Rate...................................    1.4730        --        --
                                                              --------   -------   -------   -------      -------
Total.......................................................    15,205        --        --    15,205          146
                                                              ========   =======   =======   =======      =======
Others Notional Amount......................................     1,689        --        --     1,689          (90)
                                                              ========   =======   =======   =======      =======

     A summary of the high and low exchange rates for the Deutsche Mark to U.S. dollars and the average exchange rates for the last five years is set forth below. As the Deutsche Mark ("DM") was replaced by the euro ("E") in the foreign exchange markets since the beginning of 1999, the table includes the respective rates for the euro/Dollar quotations which were applied to calculate the respective Deutsche Mark/Dollar values for 1999, 2000, and 2001, using a fixed conversion rate of DM 1.95583 = E1.

                                                  YEAR'S   YEAR'S   YEAR'S    YEAR'S
YEAR ENDING DECEMBER 31,                           HIGH     LOW     AVERAGE   CLOSE
------------------------                          ------   ------   -------   ------
1997............................................  0.6468   0.5299   0.5764    0.5580   $ per DM
1998............................................  0.6256   0.5395   0.5685    0.5977   $ per DM
1999............................................  0.6028   0.5121   0.5449    0.5136   $ per DM
                                                  1.1790   1.0015   1.0658    1.0046   $ per E
2000............................................  0.5311   0.4219   0.4722    0.4758   $ per DM
                                                  1.0387   0.8252   0.9236    0.9305   $ per E
2001............................................  0.4880   0.4287   0.4579    0.4506   $ per DM
                                                  0.9545   0.8384   0.8956    0.8813   $ per E

Interest Rate Exposure

     We are exposed to changes in interest rates that affect our variable-rate based borrowings. We enter into debt obligations and into accounts receivable financings to support our general corporate purposes including capital expenditures and working capital needs. We enter into derivatives, particularly interest rate swaps, to protect interest rate exposures arising from long-term and short-term borrowings and our accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.

     Our subsidiary, National Medical Care, has entered into dollar interest rate swap agreements with various commercial banks for notional amounts totaling $1,050 million as of December 31, 2001. National Medical Care entered into all of these agreements for purposes other than trading. Under out senior credit agreement, National Medical Care has agreed to maintain at least $500 million of interest rate protection.

     The dollar interest rate swaps effectively change National Medical Care's interest rate exposure on the majority of its variable-rate loans under our senior credit agreement ($696 million outstanding as of December 31, 2001), loans extended to us by Fresenius AG ($15 million outstanding as of December 31, 2001), and the drawdowns under our receivables financing facility (drawn as of December 31, 2001, $442 million) to a fixed interest rate of 6.52%. Our accounts receivable financing facility has been reflected in our consolidated financial statements as a reduction to accounts receivable.

     The dollar interest rate swap agreements expire at various dates between November 29, 2003 and November 29, 2007. At December 31, 2001, the fair value of these agreements is $(66.6) million.

     The table below presents principal amounts and related weighted average interest rates by year of maturity for the various dollar interest rate swap agreements and for our significant fixed-rate long-term debt obligations.

                         DOLLAR INTEREST RATE EXPOSURE

                               DECEMBER 31, 2001
                           (U.S. DOLLARS IN MILLIONS)

                                                                                                               FAIR VALUE
                                                                                                                DEC. 31,
                                                   2002   2003    2004    2005    2006   THEREAFTER   TOTALS      2001
                                                   ----   -----   -----   -----   ----   ----------   ------   ----------
PRINCIPAL PAYMENTS ON SENIOR CREDIT AGREEMENT....  $150   $ 546      --      --     --        --      $  696      $696
  Variable interest rate = 3.21%
INTEREST RATE SWAP AGREEMENTS
  Notional amount................................    --     600     250      --     --       200       1,050       (67)
  Average fixed pay rate = 6.52%.................    --    6.58%   6.32%     --     --      6.61%         --        --
  Receive rate = 3-month $LIBOR
COMPANY OBLIGATED MANDATORILY REDEEMABLE
  PREFERRED SECURITIES OF SUBSIDIARIES FRESENIUS
  MEDICAL CARE CAPITAL TRUSTS
  Fixed interest rate = 9%/issued in 1996........   360      --      --      --     --        --         360       369
  Fixed interest rate = 7.875%/issued in 1998....    --      --      --      --     --       450         450       448
  Fixed interest rate = 7.375%/issued in 1998
    (denominated in DM)..........................    --      --      --      --     --       135         135       133
  Fixed interest rate = 7.875%/issued in 2001....    --      --      --      --     --       225         225       222
  Fixed interest rate = 7.375%/issued in 2001
    (denominated in euro)........................    --      --      --      --     --       264         264       262

     Our subsidiary FMC Japan has entered into a Yen denominated interest rate swap agreement with a commercial bank for a notional amount of JPY 1,249 million as of December 31, 2001. This swap changes FMC Japan's interest rate exposure on its variable-rate bank loan (JPY 1,249 million outstanding as of December 31, 2001) to a fixed interest rate of 3.10%. The Yen denominated interest rate swap agreement expires on March 13, 2009. At December 31, 2001, the fair value of this agreement is $(0.63) million. The terms of the Yen denominated interest rate swap agreement, especially the notional amounts outstanding at any specific point of time, match the terms of the bank loan which has been borrowed from the same bank that is counterparty in the swap agreement. The bank borrowing and the notional amount of the swap agreement are required to coincide until March 2009 when the bank debt is completely repaid and the swap expires

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable. See "Item 18. Financial Statements."

ITEM 18.  FINANCIAL STATEMENTS

     The information called for by this item commences on Page F-1.

ITEM 19.  EXHIBITS

     Pursuant to the provisions of the Instructions for the filings of Exhibits to Annual Reports on From 20-F, the Registrant is filing the following exhibits:

     1.1 Amended Memorandum and Articles of Association (Satzung) of Fresenius Medical Care AG (Incorporated by reference to Exhibit 3.1 to FMC's Registration Statement on Form F-4, Registration No. 333-66558, filed August 2, 2001).

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

     2.5 Senior Subordinated Indenture (U.S. Dollar denominated) dated as of February 19, 1998, among Fresenius Medical Care AG, FMC Trust Finance S.a.r.l. Luxembourg, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein. (Incorporated by reference to Exhibit 2.6 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27,
1998).

     2.6 Senior Subordinated Indenture (DM denominated) dated as of February 19, 1998, among Fresenius Medical Care AG, FMC Trust Finance S.a.r.l. Luxembourg, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein. (Incorporated by reference to Exhibit 2.7 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27,
1998).

     2.7 Declaration of Trust Establishing Fresenius Medical Care Capital Trust II, dated February 12, 1998. (Incorporated by reference to Exhibit 2.1 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

     2.8 Declaration of Trust Establishing Fresenius Medical Care Capital Trust III, dated February 12, 1998. (Incorporated by reference to Exhibit 2.2 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

     2.9 First Amendment to Declaration of Trust Establishing Fresenius Medical Care Capital Trust III, dated February 12, 1998. (Incorporated by reference to Exhibit 2.3 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

     2.10 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust II, dated as of February 19, 1998. (Incorporated by reference to
Exhibit 2.4 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

     2.11 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust III, dated as of February 19, 1998. (Incorporated by reference to
Exhibit 2.5 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

     2.12 Guarantee Agreement dated as of February 19, 1998 between Fresenius Medical Care AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust II. (Incorporated by reference to
Exhibit 2.8 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

     2.13 Guarantee Agreement dated as of February 19, 1998 between Fresenius Medical Care AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust III. (Incorporated by reference to
Exhibit 2.9 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

     2.14 Agreement as to Expenses and Liabilities between Fresenius Medical Care AG and Fresenius Medical Care Capital Trust II dated as of February 19, 1998. (Incorporated by reference to Exhibit 2.10 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

     2.15 Agreement as to Expenses and Liabilities between Fresenius Medical Care AG and Fresenius Medical Care Capital Trust III dated as of February 19, 1998. (Incorporated by reference to Exhibit 2.11 to FMC's Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

     2.16 Declaration of Trust of Fresenius Medical Care Capital Trust IV, dated February 12, 1998 (Incorporated by reference to Exhibit no. 4.41 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     2.17 First Amendment to Declaration of Trust of Fresenius Medical Care Capital Trust IV, dated June 5, 2001 (Incorporated by reference to Exhibit no.
4.42 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     2.18 Declaration of Trust of Fresenius Medical Care Capital Trust V, dated June 1, 2001 (Incorporated by reference to Exhibit no. 4.43 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     2.19 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust IV, dated as of June 6, 2001 (Incorporated by reference to Exhibit no. 4.44 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     2.20 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust V, dated as of June 15, 2000 (Incorporated by reference to Exhibit no. 4.45 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     2.21 Senior Subordinated Indenture (U.S. Dollar denominated) dated as of June 6, 2001, among Fresenius Medical Care AG, FMC Trust Finance S.a.r.l. Luxembourg-III, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (Incorporated by reference to Exhibit no. 4.46 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     2.22 Senior Subordinated Indenture (Euro denominated) dated as of June 15, 2001, among Fresenius Medical Care AG, FMC Trust Finance S.a.r.l.
Luxembourg-III, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (Incorporated by reference to Exhibit no.
4.47 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     2.23 Guarantee Agreement dated as of June 6, 2001 between Fresenius Medical Care AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust IV (Incorporated by reference to Exhibit no. 4.48 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     2.24 Guarantee Agreement dated as of June 15, 2001 between Fresenius Medical Care AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust V (Incorporated by reference to Exhibit no. 4.49 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     2.25 Agreement as to Expenses and Liabilities between Fresenius Medical Care AG and Fresenius Medical Care Capital Trust IV dated as of June 6, 2001 (Incorporated by reference to Exhibit no. 4.50 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     2.26 Agreement as to Expenses and Liabilities between Fresenius Medical Care AG and Fresenius Medical Care Capital Trust V dated as of June 15, 2001 (Incorporated by reference to Exhibit no. 4.51 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     4.1 Agreement and Plan of Reorganization dated as of February 4, 1996 between W.R. Grace & Co. and Fresenius AG. (Incorporated by reference to Appendix A to the Joint Proxy Statement-Prospectus of Fresenius Medical Care AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2, 1996).

     4.2 Distribution Agreement by and among W.R. Grace & Co., W.R., Grace & Co.-Conn. and Fresenius AG dated as of February 4, 1996. (Incorporated by reference to Appendix A to the Joint Proxy Statement-Prospectus of Fresenius Medical Care AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2,
1996).

     4.3 Contribution Agreement by and among Fresenius AG, Sterilpharma GmbH and W.R. Grace & Co.-Conn. dated February 4, 1996. (Incorporated by reference to Appendix E to the Joint Proxy Statement-Prospectus of Fresenius Medical Care AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2, 1996

     4.4 Post-Closing Covenants Agreement dated September 27, 1996 among Fresenius AG, W.R. Grace & Co., W.R. Grace & Co.-Conn., and Fresenius Medical Care AG. (Incorporated by reference to Exhibit 10.11 to FMC's Registration Statement on Form F-1, filed on November 4, 1996.)

     4.5 Employee Benefits and Compensation Agreement dated September 27, 1996 by among W.R. Grace & Co., National Medical Care, Inc., and W.R. Grace & Co.-Conn. (Incorporated by reference to Exhibit 10.14 to FMC's Registration Statement on Form F-1, File No. 333-05922, filed November 4, 1996.)

     4.6 Product Purchase Agreement, effective January 1, 1995, between Baxter Health Care Corporation and National Medical Care, Inc., including the addendum thereto. (Incorporated by reference to FMC's Form SE, dated July 29, 1996 and the exhibits thereto).

     4.7 Lease Agreement for Office Buildings dated September 30, 1996 by and between Fresenius and AG Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.3 to FMC's Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

     4.8 Lease Agreement for Manufacturing Facilities dated September 30, 1996 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt Schweinfurt KG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to
Exhibit 10.4 to FMC's Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

     4.9 Lease Agreement for Manufacturing Facilities dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.5 to FMC's Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

     4.10 Transition Services Agreement dated September 27, 1996 by and between Fresenius AG and Fresenius Medical Care. (Incorporated by reference to Exhibit
10.6 to FMC's Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

     4.11 Forms of Supply Agreements between subsidiaries of Fresenius AG and subsidiaries of Fresenius Medical Care AG. (Incorporated by reference to Exhibit
10.7 to FMC's Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

     4.12 Trademark License Agreement dated September 27, 1996 by and between Fresenius AG and Fresenius Medical Care AG. (Incorporated by reference to
Exhibit 10.8 to FMC's Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

     4.13 Technology License Agreement (Biofine(TM)) dated September 27, 1996 by and between Fresenius AG and Fresenius Medical Care AG. (Incorporated by reference to Exhibit 10.9 to FMC's Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

     4.14 Cross-License Agreement dated September 27, 1996 by and between Fresenius AG and Fresenius Medical Care AG. (Incorporated by reference to
Exhibit 10.10 to FMC's Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

     4.15 Lease Agreement for Office Buildings dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Daimler Str.). (Incorporated by reference to Exhibit 2.8 to FMC's Annual Report on Form 20-F for the year ended December 31, 1996, filed April 7, 1997).

     4.16 Fresenius Medical Care AG 1996 Stock Incentive Plan , (incorporated by reference to FMC's Registration Statement on Form S-8, dated October 1, 1996).

     4.17 Fresenius Medical Care AG Rollover Stock Option Plan (Incorporated by reference to FMC's Registration Statement on Form S-8, dated September 30,
1996).

     4.18 Fresenius Medical Care AG 1998 Stock Incentive Plan adopted effective as of April 6, 1998. (Incorporated by reference to Exhibit 4.8 to FMC's Report on Form 6-K for the three months ended March 31, 1998, filed May 14, 1998).

     4.19 Fresenius Medical Care AG Stock Option Plan of June 10, 1998 (for non-North American employees). (Incorporated by reference to Exhibit 1.2 to FMC's Annual Report on Form 20-F, for the year ended December 31, 1998, filed March 24, 1999).

     4.20 Fresenius Medical Care Aktiengesellschaft 2001 International Stock Incentive Plan (Incorporated by reference to Exhibit no. 10.17 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     4.21 Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent and the Bank of Nova Scotia, The Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A., as Managing Agents, as amended. (Incorporated by reference to FMC's Report on Form 6-K dated October 15, 1996)

     4.22 Amendment dated as of November 26, 1996 to Credit Agreement dated as of September 27, 1996, among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent and the Bank of Nova Scotia, the Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A. as Managing Agents, as previously amended. (incorporated by reference to Exhibit 4.1 to the Form 8-K of Fresenius Medical Care Holdings, Inc ("FMCH") dated December 16, 1996).

     4.23 Amendment No. 2 dated December 12, 1996 to the Credit Agreement dated as of September 27, 1996, among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent and the Bank of Nova Scotia, the Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A. as Managing Agents, as previously amended. (Incorporated by reference, to Exhibit 4.2 to FMCH's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 31, 1997).

     4.24 Amendment No. 3 dated June 13, 1997 to the Credit Agreement dated as of September 27, 1996, among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent and the Bank of Nova Scotia, the Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A. as Managing Agents, as previously amended. (Incorporated by reference to Exhibit 10.1 to FMCH's Quarterly Report on Form 10-Q, for the three months ended September 30, 1997, filed November 14, 1997).

     4.25 Amendment No. 4, dated August 26, 1997 to the Credit Agreement dated as of September 27, 1996, among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent and the Bank of Nova Scotia, the Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A. as Managing Agents, as previously amended. (Incorporated by reference to Exhibit 10.2 to FMCH's Quarterly Report on Form 10-Q, for the three months ended September 30, 1997, filed November 14, 1997).

     4.26 Amendment No. 5 dated as of December 12, 1997 to the Credit Agreement dated as of September 27, 1996, among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent and the Bank of Nova Scotia, The Chase Manhattan Bank, Dresdner Bank AG and NationsBank, N.A., as Managing Agents, as previously amended. (Incorporated by reference to Exhibit 4.6 to FMCH's Annual Report on Form 10-K, for the year ended December 31, 1997, filed March 24, 1998).

     4.27 Consents of Majority Banks under the NMC Credit Agreement to increase additional subordinated indebtedness permitted by Amendment No. 5 from $500 million to $650 million. (Incorporated by reference to Exhibit 1.2 to FMC's Annual Report on Form 20-F, for the year ended December 31, 1997, filed March 27, 1998).

     4.28 Amendment No. 6, dated as of June 30, 1998, to the Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc., the other Borrowers, the Guarantors and the Lenders identified therein, and NationsBank, N.A., as Paying Agent. (Incorporated by reference to Exhibit 10.1 to FMCH's Quarterly Report on Form 10-Q, for the three months ended June 30, 1998, filed August 10, 1998).

     4.29 Amendment No. 7 dated as of December 31, 1998 to the Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc. and certain Subsidiaries and Affiliates, as Borrowers, certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent, and the Bank of Nova Scotia, The Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A., as Managing Agents. (Incorporated by reference to Exhibit
1.1 to FMC's Annual Report on Form 20-F, for the year ended December 31, 1998, filed March 24, 1999).

     4.30 Amendment No. 8 dated as of June 30, 1999 to the Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc. and certain Subsidiaries and Affiliates, as Borrowers, certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent, and the Bank of Nova Scotia, The Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A., as Managing Agents. (Incorporated by reference to FMCH's Annual Report on Form 10-K, for the year ended December 31, 1999, filed March 30, 2000).

     4.31 Amendment No. 9 dated as of December 15, 1999 to the Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc. and certain Subsidiaries and Affiliates, as Borrowers, certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent, and the Bank of Nova Scotia, The Chase Manhattan Bank, N.A., Dresdner Bank AG and Bank of America, N.A.

(formerly known as) NationsBank, N.A., as Managing Agents. (Incorporated by reference to FMCH's Annual Report on Form 10-K, for the year ended December 31, 1999, filed March 30, 2000).

     4.32 Amendment No. 10 dated as of September 21, 2000 to the Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates Guarantors, the Lenders named therein, NationsBank, N.A. as paying agent and The Bank of Nova Scotia, The Chase Manhattan Bank, Dresdner Bank A.G. and Bank of America, N.A. (formerly known as NationsBank, N.A.), as Managing Agent. (Incorporated by reference to FMCH's Quarterly Report on Form 10-Q, for the quarter ended September 30, 2000, filed November 13, 2000).

     4.33 Amendment No. 11 dated as of May 31, 2001 to the NMC Credit Agreement(Incorporated by reference to Exhibit no. 4.13 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     4.34 Amendment No. 12 dated as of June 30, 2001 to the NMC Credit Agreement (Incorporated by reference to Exhibit no. 4.14 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     4.35 Amendment No. 13 dated as of December 17, 2001 to the NMC Credit Agreement (Incorporated by reference to FMCH's Annual Report on Form 10-K for the year ended December 31, 2001 filed April 1, 2002.

     4.36 Receivables Purchase Agreement dated August 28, 1997 between National Medical Care, Inc. and NMC Funding Corporation. (Incorporated by reference to
Exhibit 10.3 to FMCH's Quarterly Report on Form 10-Q, for the three months ended September 30, 1997, filed November 14, 1997).

     4.37 Amendment dated as of September 28, 1998 to the Receivables Purchase Agreement dated as of August 28, 1997, by and between NMC Funding Corporation, as Purchaser and National Medical Care, Inc., as Seller. (Incorporated by reference to Exhibit 10.1 to FMCH's Quarterly Report on Form 10-Q, for the three months ended September 30, 1998, filed November 12, 1998).

     4.38 Amended and Restated Transfer and Administration Agreement dated as of September 27, 1999 among Compass US Acquisition LLC, NMC Funding Corporation, National Medical Care, Inc., Enterprise Funding Corporation, the Bank Investors listed therein, Westdeutsche Landesbank Girozentrale, New York Branch, as an administrative agent and Bank of America N.A., as an administrative agent. (Incorporated herein by reference to FMCH's Annual Report on Form 10-K, for the year ended December 31, 1999, filed with the Commission March 30, 2000).

     4.39 Amendment No. 2 to Amended and Restated Transfer and Administration Agreement dated as of October 26, 2000 among Compass US Acquisition LLC, NMC Funding Corporation, National Medical Care, Inc., Enterprise Funding Corporation, the Bank Investors listed therein, Westdeutsche Landesbank Girozentrale, New York Branch, as an administrative agent and Bank of America N.A., as an administrative agent. (Incorporated by reference to FMCH's Annual Report on Form 10-K, for the year ended December 31, 2000, filed April 2, 2001).

     4.40 Amendment No. 5 to Amended and Restated Transfer and Administration Agreement dated as of December 21, 2001 among Compass US Acquisition LLC, NMC Funding Corporation, National Medical Care, Inc., Enterprise Funding Corporation, the Bank Investors listed therein, Westdeutsche Landesbank Girozentrale, New York Branch, as an administrative agent and Bank of America N.A., as an administrative agent. (Incorporated herein by reference to FMCH's Annual Report on Form 10-K, for the year ended December 31, 2001, filed April 1,
2002).

     4.41 Subordinated Loan Note dated as of May 18, 1999, among National Medical Care, Inc and Certain Subsidiaries with Fresenius AG as lender. (Incorporated by reference to FMCH's Quarterly Report on Form 10-Q, for the three months ended September 30, 1999, filed November 22, 1999).

     4.42 Employment Agreement dated January 1, 1992 by and between Ben J. Lipps and Fresenius USA, Inc. (incorporated herein by reference to the Annual Report on Form 10-K of Fresenius USA, Inc., for the year ended December 31, 1992).

     4.43 Modification to FUSA Employment Agreement effective as of January 1, 1998 by and between Dr. Ben J. Lipps and Fresenius Medical Care AG. (Incorporated by reference to Exhibit 10.1 to FMC's Report on Form 6-K, for the three months ended March 31, 1998, filed May 14, 1998).

     4.44 Corporate Integrity Agreement dated January 18, 2000 between FMCH and Office of the Inspector General of the Department of Health and Human Services. (Incorporated by reference to Exhibit 10.1 to FMCH's Current Report on Form 8-K dated January 21, 2000).

     4.45 Registration Rights Agreement dated as of March 2, 2000 Between Fresenius Medical Care AG and the Franconia Investors. (Incorporated by reference to Exhibit 2.3 to FMC's Annual Report on Form 20-F For the year ended December 31, 1999, filed June 2, 2000).

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

     DATE: April 3, 2002

                                      FRESENIUS MEDICAL CARE
                                      AKTIENGESELLSCHAFT

                                          /s/ DR. BEN LIPPS
                                      By:
                                      ------------------------------------------

                                         Name: Dr. Ben Lipps
                                         Title:  Chairman of the Management
                                          Board

                                          /s/ DR. ULF M. SCHNEIDER
                                      By:
                                      ------------------------------------------

                                         Name: Dr. Ulf M. Schneider
                                         Title:  Chief Financial Officer

                         INDEX OF FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditors' Report................................   F-2
Consolidated Statements of Operations for the years ended
  December 31, 2001, 2000 and 1999..........................   F-3
Consolidated Balance Sheets as of December 31, 2001 and
  2000......................................................   F-4
Consolidated Statements of Cash Flows for the years ended
  December 31, 2001, 2000 and 1999..........................   F-5
Consolidated Statement of Shareholders' Equity for the years
  ended December 31, 2001, 2000 and 1999....................   F-6
Notes to Consolidated Financial Statements..................   F-7
Financial Statement Schedule................................   S-1

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders

Fresenius Medical Care Aktiengesellschaft

Hof an der Saale, Germany:

     We have audited the accompanying consolidated balance sheets of Fresenius Medical Care Aktiengesellschaft and subsidiaries (the "Company") as of December 31, 2001 and 2000 and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 2001. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Frankfurt am Main, Germany

March 5, 2002,

/s/ KPMG
Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprufungsgesellschaft

                           FRESENIUS MEDICAL CARE AG

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                            2001          2000          1999
                                                         ----------    ----------    ----------
Net revenue:
  Dialysis Care........................................  $3,557,234    $2,944,625    $2,599,688
  Dialysis Products....................................   1,302,084     1,256,713     1,240,741
                                                         ----------    ----------    ----------
                                                          4,859,318     4,201,338     3,840,429
Costs of revenue:
  Dialysis Care........................................   2,521,075     2,040,627     1,776,604
  Dialysis Products....................................     699,123       693,966       686,551
                                                         ----------    ----------    ----------
                                                          3,220,198     2,734,593     2,463,155
Gross profit...........................................   1,639,120     1,466,745     1,377,274
Operating expenses:
  Selling, general and administrative..................     966,044       813,997       784,572
  Research and development.............................      35,700        31,935        32,488
  Special charge for Legal Matters.....................     258,159            --            --
  Special charge for 1999 Settlement...................          --            --       601,000
                                                         ----------    ----------    ----------
Operating income (loss)................................     379,217       620,813       (40,786)
Other (income) expense:
  Interest income......................................     (14,305)       (9,411)       (8,094)
  Interest expense.....................................     237,234       195,569       226,218
  Interest expense on obligation related to 1999
     Settlement........................................          --        29,947            --
                                                         ----------    ----------    ----------
Income (loss) before income taxes and minority
  interest.............................................     156,288       404,708      (258,910)
Income tax expense (benefit)...........................      91,202       189,772       (12,744)
Minority interest......................................       1,732         2,861         2,378
                                                         ----------    ----------    ----------
Net income (loss)......................................  $   63,354    $  212,075    $ (248,544)
                                                         ==========    ==========    ==========
Basic income (loss) per Ordinary share.................  $     0.65    $     2.37    $    (3.15)
                                                         ==========    ==========    ==========
Fully diluted income (loss) per Ordinary share.........  $     0.64    $     2.36    $    (3.15)
                                                         ==========    ==========    ==========
Basic income (loss) per Preference share...............  $     0.70    $     2.43    $    (3.15)
                                                         ==========    ==========    ==========
Fully diluted income (loss) per Preference share.......  $     0.69    $     2.42    $    (3.15)
                                                         ==========    ==========    ==========

          See accompanying notes to consolidated financial statements.

                           FRESENIUS MEDICAL CARE AG
                          CONSOLIDATED BALANCE SHEETS
                         AT DECEMBER 31, 2001 AND 2000
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 2001          2000
                                                              ----------    ----------
Assets
Current assets:
  Cash and cash equivalents.................................  $   61,572    $   64,577
  Trade accounts receivable, less allowance for doubtful
     accounts of $138,128 in 2001 and $111,185 in 2000......     884,727       753,674
  Accounts receivable from related parties..................      37,092        46,117
  Inventories...............................................     346,389       320,234
  Prepaid expenses and other current assets.................     222,135       219,715
  Deferred taxes............................................     227,214       177,094
                                                              ----------    ----------
  Total current assets......................................   1,779,129     1,581,411
Property, plant and equipment, net..........................     838,583       738,993
Intangible assets, including goodwill, net..................   3,682,023     3,475,056
Deferred taxes..............................................      35,192        27,205
Other assets................................................     181,083       156,288
                                                              ----------    ----------
  Total assets..............................................  $6,516,010    $5,978,953
                                                              ==========    ==========
Liabilities and shareholders' equity
Current liabilities:
  Accounts payable..........................................  $  198,287    $  203,374
  Accounts payable to related parties.......................      80,454        77,823
  Accrued expenses and other current liabilities............     409,047       391,640
  Accrual for special charge for Legal Matters..............     221,812            --
  Note payable related to 1999 Settlement...................          --        85,920
  Short-term borrowings.....................................      93,411       106,592
  Short-term borrowings from related parties................      15,005       218,333
  Current portion of long-term debt and capital lease
     obligations............................................     164,959       168,231
  Income tax payable........................................     176,249       117,572
  Deferred taxes............................................      17,999        20,967
                                                              ----------    ----------
  Total current liabilities.................................   1,377,223     1,390,452
Long-term debt and capital lease obligations, less current
  portion...................................................     735,769       657,832
Other liabilities...........................................     123,845        31,464
Pension liabilities.........................................      70,582        69,970
Deferred taxes..............................................     142,846       176,487
Company-obligated mandatorily redeemable preferred
  securities of subsidiary Fresenius Medical Care Capital
  Trusts holding solely Company-guaranteed debentures of
  subsidiary................................................   1,428,768       952,727
Minority interest...........................................      20,233        21,271
                                                              ----------    ----------
  Total liabilities.........................................   3,899,266     3,300,203
Shareholders' equity:
Preference shares, no par, E2.56 nominal value, 53,597,700
  shares authorized, 26,176,508 issued and outstanding......      69,512        63,644
Ordinary shares, no par, E2.56 nominal value, 70,000,000
  shares authorized, issued and outstanding.................     229,494       229,494
Additional paid-in capital..................................   2,735,265     2,634,606
Retained deficit............................................     (58,452)      (56,024)
Accumulated other comprehensive loss........................    (359,075)     (192,970)
                                                              ----------    ----------
  Total shareholders' equity................................   2,616,744     2,678,750
                                                              ----------    ----------
  Total liabilities and shareholders' equity................  $6,516,010    $5,978,953
                                                              ==========    ==========

          See accompanying notes to consolidated financial statements.

                           FRESENIUS MEDICAL CARE AG

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (IN THOUSANDS)

                                                                2001         2000         1999
                                                              ---------    ---------    ---------
Operating Activities:
  Net income (loss).........................................  $  63,354    $ 212,075    $(248,544)
  Adjustments to reconcile net income (loss) to cash flows
    provided by (used in)
    operating activities:
    Depreciation and amortization...........................    323,503      292,854      284,208
    Write-off of IDPN accounts receivable...................         --           --       94,349
    Change in deferred taxes, net...........................    (46,401)      76,934      (89,925)
    Loss (gain) on sale of fixed assets.....................      1,010         (289)         991
    Compensation expense related to stock options...........      1,153        3,980           --
  Changes in assets and liabilities, net of amounts from
    businesses acquired or disposed of:
    Trade accounts receivable, net..........................   (117,093)    (174,333)    (136,262)
    Inventories.............................................    (30,201)     (23,007)     (15,754)
    Prepaid expenses, other current and non-current
      assets................................................    (28,462)      (8,285)     (36,718)
    Accounts receivable from/ payable to related parties....      8,854      (18,801)     (14,946)
    Accounts payable, accrued expenses and other current and
      non-current liabilities...............................    183,992      (20,689)     488,696
  Income taxes payable......................................     64,539       50,827       28,662
                                                              ---------    ---------    ---------
    Net cash provided by operating activities of continuing
      operations............................................    424,248      391,266      354,757
                                                              ---------    ---------    ---------
    Net cash used in operating activities of discontinued
      operations............................................         --           --       (3,782)
                                                              ---------    ---------    ---------
    Net cash provided by operating activities...............    424,248      391,266      350,975
                                                              ---------    ---------    ---------
Investing Activities:
  Purchases of property, plant and equipment................   (275,225)    (228,037)    (160,276)
  Proceeds from sale of property, plant and equipment.......     24,195       20,724        7,130
  Acquisitions and investments, net of cash acquired........   (216,711)    (274,530)    (101,326)
                                                              ---------    ---------    ---------
    Net cash used in investing activities...................   (467,741)    (481,843)    (254,472)
                                                              ---------    ---------    ---------
Financing Activities:
  Proceeds from short-term borrowings.......................    117,896       38,416       79,580
  Repayments of short-term borrowings.......................   (140,420)     (32,609)     (80,946)
  Proceeds from short-term borrowings from related
    parties.................................................     20,588       26,000      270,000
  Repayments of short-term borrowings from related
    parties.................................................   (223,566)    (141,000)          --
  Proceeds from long-term debt..............................    465,906      255,224       26,895
  Principal payments of long-term debt and capital lease
    obligations.............................................   (517,877)    (221,739)    (310,476)
  Payments on obligation related to 1999 Settlement.........    (85,920)    (386,815)          --
  Retirement of convertible investment securities...........         --           --      (47,664)
  Proceeds from issuance of trust preferred securities......    470,598           --           --
  Proceeds from issuance of preference shares...............         --      556,958           --
  (Decrease) increase of accounts receivable securitization
    program.................................................     (3,464)     111,402       29,400
  Proceeds from exercise of stock options...................      6,391          885        1,719
  Dividends paid............................................    (65,782)     (51,229)     (48,404)
  Change in minority interest...............................       (853)         139          578
                                                              ---------    ---------    ---------
    Net cash provided by (used in) financing activities.....     43,497      155,632      (79,318)
                                                              ---------    ---------    ---------
Effect of exchange rate changes on cash and cash
  equivalents...............................................     (3,009)     (35,238)     (14,292)
                                                              ---------    ---------    ---------
Cash and Cash Equivalents:
  Net (decrease) increase in cash and cash equivalents......     (3,005)      29,817        2,893
  Cash and cash equivalents at beginning of period..........     64,577       34,760       31,867
                                                              ---------    ---------    ---------
  Cash and cash equivalents at end of period................  $  61,572    $  64,577    $  34,760
                                                              =========    =========    =========

          See accompanying notes to consolidated financial statements.

                           FRESENIUS MEDICAL CARE AG

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                          ACCUMULATED OTHER
                               PREFERENCE SHARES        ORDINARY SHARES                                  COMPREHENSIVE LOSS
                             ---------------------   ----------------------                            -----------------------
                                                                              ADDITIONAL   RETAINED      FOREIGN
                              NUMBER OF    NO PAR     NUMBER OF     NO PAR     PAID IN     EARNINGS     CURRENCY     CASH FLOW
                               SHARES       VALUE      SHARES       VALUE      CAPITAL     (DEFICIT)   TRANSLATION    HEDGES
                             -----------   -------   -----------   --------   ----------   ---------   -----------   ---------
Balance at December 31,
 1998......................   9,023,341    $27,623   70,000,000    $229,494   $2,095,761   $ 80,078     $ (75,990)
Proceeds from exercise of
 options...................                                                       1,719
Dividends paid.............                                                                 (48,404)
Comprehensive loss:
 Net loss..................                                                                (248,544)
 Foreign currency
   translation
   adjustment..............                                                                               (59,420)
Comprehensive loss.........
                             -----------   -------   -----------   --------   ----------   ---------    ---------    --------
Balance at December 31,
 1999......................   9,023,341    $27,623   70,000,000    $229,494   $2,097,480   $(216,870)   $(135,410)   $
Issuance of Preference
 shares....................  14,724,359    35,980                               532,302
Proceeds from exercise of
 options...................      17,393        41                                   844
Compensation expense
 related stock options.....                                                       3,980
Dividends paid.............                                                                 (51,229)
Comprehensive income:
 Net income................                                                                 212,075
 Foreign currency
   translation
   adjustment..............                                                                               (57,560)
Comprehensive income:......
                             -----------   -------   -----------   --------   ----------   ---------    ---------    --------
Balance at December 31,
 2000......................  23,765,093    $63,644   70,000,000    $229,494   $2,634,606   $(56,024)    $(192,970)   $
Issuance of Preference
 shares....................   2,250,000     5,498                                93,485
Proceeds from exercise of
 options...................     161,415       371                                 6,020
Compensation expense
 related to stock
 options...................                                                       1,153
Dividends paid.............                                                                 (65,782)
Comprehensive income
 (loss):
 Net income................                                                                  63,354
 Other comprehensive loss
   related to cash flow
   hedges..................                                                                                           (50,683)
 Foreign currency
   translation
   adjustment..............                                                                              (115,422)
Comprehensive loss:........
                             -----------   -------   -----------   --------   ----------   ---------    ---------    --------
Balance at December 31,
 2001......................  26,176,508    $69,512   70,000,000    $229,494   $2,735,265   $(58,452)    $(308,392)   $(50,683)
                             ===========   =======   ===========   ========   ==========   =========    =========    ========


                               TOTAL
                             ----------
Balance at December 31,
 1998......................  $2,356,966
Proceeds from exercise of
 options...................       1,719
Dividends paid.............     (48,404)
Comprehensive loss:
 Net loss..................    (248,544)
 Foreign currency
   translation
   adjustment..............     (59,420)
                             ----------
Comprehensive loss.........    (307,964)
                             ----------
Balance at December 31,
 1999......................  $2,002,317
Issuance of Preference
 shares....................     568,282
Proceeds from exercise of
 options...................         885
Compensation expense
 related stock options.....       3,980
Dividends paid.............     (51,229)
Comprehensive income:
 Net income................     212,075
 Foreign currency
   translation
   adjustment..............     (57,560)
                             ----------
Comprehensive income:......     154,515
                             ----------
Balance at December 31,
 2000......................  $2,678,750
Issuance of Preference
 shares....................      98,983
Proceeds from exercise of
 options...................       6,391
Compensation expense
 related to stock
 options...................       1,153
Dividends paid.............     (65,782)
Comprehensive income
 (loss):
 Net income................      63,354
 Other comprehensive loss
   related to cash flow
   hedges..................     (50,683)
 Foreign currency
   translation
   adjustment..............    (115,422)
                             ----------
Comprehensive loss:........    (102,751)
                             ----------
Balance at December 31,
 2001......................  $2,616,744
                             ==========

          See accompanying notes to consolidated financial statements.

                           FRESENIUS MEDICAL CARE AG

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

1.   THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Fresenius Medical Care AG and subsidiaries ("FMC" or the "Company"), is an integrated provider of kidney dialysis products and dialysis care. FMC was created by conversion of Sterilpharma GmbH, a limited liability company incorporated in 1975, into a stock corporation (Aktiengesellschaft). The resolutions for this conversion were adopted by a shareholder meeting on April 17, 1996. On September 30, 1996, FMC initiated a series of transactions to consummate an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace & Co. ("W.R. Grace"). Pursuant to that Agreement, Fresenius AG contributed Fresenius Worldwide Dialysis or FWD, its global dialysis business, including its controlling interest in Fresenius USA, Inc. ("FUSA"), in exchange for Fresenius Medical Care AG Ordinary shares. Thereafter, FMC acquired:

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

     All assets acquired and liabilities assumed are recorded at fair value. For business combinations accounted for under the purchase method before June 30, 2001, any excess of the purchase price over the fair value of net assets acquired is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis. Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, in connection with SFAS No. 142 Goodwill and Intangible Assets, goodwill arising from business combinations accounted for as a purchase after June 30, 2001 is no longer amortized.

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

E)   PROPERTY, PLANT AND EQUIPMENT

     Property, plant, and equipment are stated at cost. Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease. The cost and accumulated depreciation of assets sold or otherwise disposed are removed from the accounts, and any resulting gain or loss is included in income when the assets are disposed. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years for buildings and improvements with a weighted average life of 11 years and 3 to 15 years for machinery and equipment with a weighted average life of 7 years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2001, 2000 and 1999 was $3,532, $1,205 and $224, respectively.

F)   INTANGIBLE ASSETS

     In accordance with SFAS No. 141, Business Combinations and SFAS No. 142 Goodwill and Other Intangibles, goodwill and identifiable intangibles with indefinite lives from business combinations consummated after June 30, 2001 are not amortized whereas other identified intangibles are amortized. See "Recent Pronouncements."

     For business combinations consummated on or before June 30, 2001, goodwill and identifiable assets are amortized. The Company adopted the following useful lives and amortizes intangible assets using the straight-line method: goodwill -- 20 to 40 years with weighted average life of 36 years; tradename and patents -- 6 to 40 years with weighted average life of 37 years; patient relationships, distribution rights and other intangible assets -- over the estimated period to be benefited, generally from 5 to 40 years with a weighted average life of 9 years.

G)  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001. The Company utilizes derivative financial instruments including forward currency contracts and interest rate swaps. SFAS No. 133 requires all derivatives to be recognized as assets or liabilities at fair value.

     Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of the forecasted transaction, and in the same period as the forecasted transaction affects earnings.

     Changes in the fair value of interest rate swaps that are designated as cash flow hedges and effectively convert variable interest payments into fixed interest payments are reported in accumulated other comprehensive income. The interest rate agreements are accounted for on an accrual basis, i.e. the interest payable and the interest rate receivable under the terms of the swaps are accrued and recorded as an adjustment to the interest or related expense of the designated liability or obligation.

     Amounts due from and payable to the counterparties of interest rate swaps are recorded on an accrual basis at each reporting date at amounts computed by reference to the respective interest rate swap contract. Realized gains and losses that occur from the early termination or expiration of contracts are deferred and recorded in income over the remaining period of the original swap agreement. Gains and losses arising from interest differential on contracts that hedge specific borrowings are recorded as a component of interest expense over the life of the contract. In the event the hedged asset or liability is terminated, sold, or otherwise disposed of, the timing of the gain or loss on the interest rate swap would be matched with the offsetting gain or loss of the related item.

H)  FOREIGN CURRENCY TRANSLATION

     For purposes of these consolidated financial statements, the U.S. dollar is the reporting currency. The Company follows the provisions of SFAS No. 52, Foreign Currency Translation. Substantially all assets and liabilities of the parent company and all non-U.S. subsidiaries are translated at year-end exchange rates, while revenues and expenses are translated at exchange rates prevailing during the year. Adjustments for foreign currency translation fluctuations are excluded from earnings and are included in other comprehensive income.

     Gains and losses resulting from the translation of intercompany borrowings, which are not considered equity investments, are included in selling, general and administrative expense. Transaction gains amounted to $3,892, $18,370 and $2,299 for 2001, 2000 and 1999, respectively.

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

K)  LEGAL COSTS

     The Company accrues for loss contingencies when they are probable and can be reasonably estimatible. Included in the Company's accrual is an estimate of the legal costs associated with the contingencies.

L)   INCOME TAXES

     In accordance with SFAS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Prior to the German tax law change in 2000, deferred taxes in Germany were calculated using the "undistributed earnings" tax rate (see Note
12).

M)  IMPAIRMENT

     In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, the Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. The Company considers various valuation factors including discounted cash flows, fair values and replacement costs to assess any impairment of goodwill and other long-lived assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

N)  DEBT ISSUANCE COSTS

     Costs related to the issuance of debt are amortized over the term of the related obligation.

O)  SELF-INSURANCE PROGRAMS

     A major subsidiary of the Company is self-insured for professional, product and general liability, auto and worker's compensation claims up to predetermined amounts above which third-party insurance applies. Estimates are made for both reported and incurred but not reported claims.

P)  USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Q)  CONCENTRATION OF CREDIT RISK

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

R)   EARNINGS PER PREFERENCE SHARE AND ORDINARY SHARE

     Basic net income (loss) per Preference share and basic net income (loss) per Ordinary share for all years presented have been calculated using the two-class method required under U.S. GAAP based upon the weighted average number of Ordinary and Preference shares outstanding. Basic earnings per share are computed by dividing net income (loss) less preference amounts and distributions earned by convertible investment securities by the weighted average number of Ordinary shares and Preference shares outstanding during the year. Diluted earnings per share include the effect of all potentially dilutive Ordinary shares and Preference shares that would have been outstanding during the year.

     The awards granted under the FMC stock incentive plans (see Note 17), are potentially dilutive equity instruments.

S)   STOCK OPTION PLANS

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

T)   RECENT PRONOUNCEMENTS

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.

     SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives will continue to be amortized over their respective estimated useful lives.

     The Company adopted the provisions of SFAS No. 141 on July 1, 2001, and will adopt SFAS No. 142 effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 is not amortized, but will be evaluated for impairment. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continue to be amortized prior to the adoption of SFAS No. 142.

     Because of the extensive effort needed to comply with adopting SFAS No. 141 and 142, it is currently not practicable to reasonably estimate all impacts of adopting these statements on our financial statements at this time, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle. However, based on our current assumptions and subject to continuing analysis, had SFAS No. 142 been effective January 1, 2001, the Company presently estimates that there would have been a favorable impact to after tax earnings of approximately $99 million.

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long lived asset. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company is required to adopt SFAS No. 143 for financial statements issued for fiscal years beginning after June 15, 2002. The Company is currently determining the impact of adopting this statement.

     In October of 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 retains the requirement to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measure an impairment loss as the difference between the carrying amount and fair value of the asset. It eliminates the requirement to allocate goodwill to long-lived assets to be tested for impairment, and requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until disposed. SFAS No. 144 requires the depreciable life of an asset to be abandoned to be revised. Also, all assets to be disposed of by sale are required to be recorded at the lower of carrying amount or fair value less cost to sell and to cease depreciation. Discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and all interim periods within these years. The Company is currently determining the impact of adopting this statement.

2.   SPECIAL CHARGE FOR 1999 SETTLEMENT

     On January 18, 2000, Fresenius Medical Care Holdings, Inc. ("FMCH"), National Medical Care, Inc. ("NMC") and certain other affiliated companies executed definitive agreements with the United States Government to settle (i) matters concerning violations of federal laws then under investigation and (ii) National Medical Care, Inc.'s claims with respect to outstanding Medicare receivables for intradialytic parenteral nutrition therapy (collectively, the "Settlement"). In anticipation of the Settlement, the Company recorded a special pre-tax charge against its consolidated earnings in 1999 totaling $601,000 ($419,000 after tax).

     In 2001, the FMCH made the final payment to the U.S. Government of $85,900 pursuant to the Settlement. In addition, FMCH received a final payment of $5,200 in the first quarter of 2001 from the U.S. Government, related to FMCH's claims for outstanding Medicare receivables. The letter of credit, purchased to securitize the settlement payment obligation, was closed out with the last payment.

3.   SPECIAL CHARGE FOR LEGAL MATTERS

     In the fourth quarter of 2001, the Company recorded a $258,159 ($177,159 after tax) special charge to address 1996 merger related legal matters, estimated liabilities and legal expenses arising in connection with the W.R. Grace Chapter 11 proceedings and the cost of resolving pending litigation and other disputes with certain commercial insurers (Note 18). In January 2001, the Company reached an agreement in principle to resolve pending litigation with Aetna Life Insurance Company (Aetna). The special charge is primarily comprised of three major components relating to (i) the W.R. Grace bankruptcy, (ii) litigation with commercial insurers and (iii) other legal matters.

     The Company has assessed the extent of potential liabilities as a result of the W.R. Grace Chapter 11 proceedings (Note 18). The Company accrued $172,034 principally representing a provision for income taxes payable for the years prior to the 1996 merger for which the Company has been indemnified by W.R. Grace, but may ultimately be obligated to pay as a result of W.R. Grace's Chapter 11 filing. In addition, that amount includes the costs of defending the Company in litigation arising out of W.R. Grace's Chapter 11 filing.

     The Company has entered into an agreement in principle with Aetna to establish a process for resolving its pending litigation (Note 18). The Company has included in the special charge the amount of $55,489 to provide for settlement obligations, legal expenses and the resolution of disputed accounts receivable for Aetna and the other commercial litigants. If the Company is unable to settle the pending matters with any of the remaining commercial insurers, whether on the basis of the Aetna agreement in principle or otherwise, the Company believes that this charge reasonably estimates the costs and expenses associated with such litigation.

     The remaining amount of $30,636 was accrued mainly for (i) assets and receivables that are impaired in connection with other legal matters and (ii) anticipated expenses associated with the continued defense and resolution of the legal matters. See also Note 18 -- "Commitment and Contingencies -- Legal Proceedings."

4.   RELATED PARTY TRANSACTIONS

A)  SHARED SERVICES

     Fresenius AG, the majority shareholder, historically provided services to and incurred costs on behalf of the Company. The Company entered into service agreements with Fresenius AG and certain affiliates of Fresenius AG to continue to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, legal and environmental consultation and administration insurance, central purchasing, tax services and treasury services. In the opinion of management, such expenses are indicative of the actual expenses that would have been incurred if the Company had been operating as an independent entity.

     For the years 2001, 2000 and 1999, amounts charged from Fresenius AG to FMC under the terms of the agreement are $19,117, $19,947 and $16,387, respectively. FMC also provides certain services to Fresenius AG and certain affiliates of Fresenius AG, including research and development, plant administration, patent administration and warehousing. FMC charged amounts of $6,134, $9,984 and $6,821 for services rendered to Fresenius AG in 2001, 2000 and 1999, respectively.

     Related party transactions pertaining to services performed between affiliated entities are recorded as accounts receivable or payable to related parties. At December 31, 2001 and 2000 FMC had accounts receivable from related parties of $37,092 and $46,117 respectively. The FMC accounts payable to related parties at December 31, 2001 and 2000 were $80,454 and $77,823, respectively.

     Under operating lease agreements entered into with Fresenius AG, FMC paid Fresenius AG approximately $9,239, $9,472 and $10,642 during 2001, 2000 and 1999, respectively. The majority of the leases expire in 2005 with options for renewal.

B)  FINANCING PROVIDED BY FRESENIUS AG

     At December 31, 2001, the Company had short-term loans outstanding of $15,000, which bore interest at a LIBOR rate plus a margin, which together was 2.73% at year end. At December 31, 2000, the Company had short-term loans outstanding of $215,934, of which $209,000 bore interest at varying interest rates between 7.35% and 7.38%. The remaining loans bore interest at a rate of 4%. Interest expense on these borrowings was, $6,887, $18,571 and $13,037 for the years 2001, 2000 and 1999, respectively.

C)   PRODUCTS

     During the years ended December 31, 2001, 2000, and 1999, the Company recognized sales of $24,063, $28,076 and $28,563, respectively, to non-FMC businesses of Fresenius AG. During 2001, 2000 and 1999, the Company made purchases from Fresenius AG and affiliates in the amount of $19,703, $25,547 and $30,056, respectively.

D)  OTHER

     During 1999, the Company granted to a member of the Management Board a five-year unsecured loan of $2,000 with interest at 6.0% per annum. Only interest is due during the first four years of the term, with both principal and interest due in the fifth year. The Company may call the loan at any time and the loan can be repaid without penalty, at any time during the period of the loan.

     A member of the Company's Supervisory Board is a partner in a law firm which provided services to the Company. The Company paid the law firm approximately $368, $580, and $107 in 2001, 2000 and 1999, respectively.

     A member of the Company's Supervisory Board is the chairman of the management board of a bank that served as one of two joint global coordinators of a public offering of Preference shares conducted by the Company in 2000. The Company paid the bank $10,438 in underwriting discounts and commissions in 2000. In 2001, affiliates of the bank served as co-lead manager in the dollar-denominated tranche, and as an initial purchaser in the euro-denominated tranche, of a global offering of trust preferred securities. The Company paid fees and commissions of $6,808 in total to the coordinators of the offering. The bank is also a lender and one of the Managing Agents under the Company's senior credit agreement (Note 11).

     The Chairman of the Company's Supervisory Board and former Chief Executive Officer of FMC are members of the Management Board of Fresenius AG, the majority holder of FMC's Ordinary shares.

5.   ACQUISITIONS AND INVESTMENTS

     The Company acquired certain health care and distribution facilities and other investments for a total consideration of $461,079, $288,144, and $110,788 in 2001, 2000 and 1999, respectively. In 2001, consideration consisted of cash of $216,711, assumed debt of $144,889 and $99,479 in Preference shares issued. In January 2001, the Company acquired Everest Healthcare Services Corporation ("Everest") for $365,000. The Everest operations acquired consist of approximately 70 clinics facilities providing dialysis therapy to approximately 6,800 patients in the eastern and central United States. Approximately $99,000 was funded by the issuance of 2.25 million Fresenius Medical Care AG Preference shares to the Everest shareholders. The remaining purchase price was paid with $131,000 cash and assumption of $135,000 of debt.

     In 2000, consideration consisted of cash of $274,530 and notes for $13,614. Acquisitions in 2000 included the purchase of substantially all of the international and non-continental U.S. operations of Total Renal Care Holdings, Inc. ("TRC"). The purchase price for these operations was $145,000. In 1999, consideration consisted of cash of $101,326 and notes for $9,462.

     All acquisitions have been accounted for as purchase transactions and, accordingly, are included in the results of operations from the dates of acquisition. The excess of the total acquisition costs over the fair value of the tangible net assets acquired was $367,000, $196,000 and $94,000 for 2001, 2000 and 1999, respectively.

6.   SALE OF ACCOUNTS RECEIVABLE

     NMC, a subsidiary of the Company, has an asset securitization facility (the "accounts receivable facility") whereby receivables of NMC and certain affiliates are sold to NMC Funding Corporation (the "Transferor"), a wholly-owned subsidiary of NMC, and subsequently the Transferor transfers and assigns percentage ownership interests in the receivables to certain bank investors. NMC Funding Corporation is not consolidated as it does not meet the control criteria of SFAS No. 140. The retained interest in accounts receivable is reflected on the face of the balance sheet net of uncollectable accounts to approximate fair value. NMC has a servicing obligation to act as a collection agent on behalf of the Transferor. The amount of the accounts receivable facility was last amended on December 21, 2001, when the Company increased the accounts receivable facility to $560,000, and extended its maturity to October 24, 2002.

     At December 31, 2001 and 2000, $442,000 and $445,000, respectively, had been received pursuant to such sales and are reflected as reductions to accounts receivable. The Transferor pays interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. The effective interest rate was approximately 2.38% at year-end 2001. Under the terms of the agreement, new interests in accounts receivable are sold as collections reduce previously sold accounts receivable. The costs related to such sales are expensed as incurred and recorded as interest expense and related financing costs. There were no gains or losses on these transactions.

7.   INVENTORIES

     As of December 31, 2001 and 2000, inventories consisted of the following

                                                                2001        2000
                                                              --------    --------
Raw materials and purchased components......................  $ 67,415    $ 73,244
Work in process.............................................    23,744      22,231
Finished goods..............................................   181,846     160,358
Health care supplies........................................    73,384      64,401
                                                              --------    --------
  Inventories...............................................  $346,389    $320,234
                                                              ========    ========

     Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately $338,000 of materials, of which $99,000 is committed at December 31, 2001 for fiscal year 2002. The terms of these agreements run 2 to 5 years. Inventories as of December 31, 2001 include approximately $20,234 of EPO which is supplied by a single source supplier in the United States. Delays, stoppages, or interruptions in the supply of EPO could adversely affect the operating results of the Company. In 2001, revenues from EPO accounted for approximately 24% of total revenue in the North America segment.

8.   PROPERTY, PLANT AND EQUIPMENT

     As of December 31, 2001 and 2000 property, plant and equipment consisted of the following:

                                                                 2001          2000
                                                              ----------    ----------
Land and improvements.......................................  $   23,124    $   21,477
Buildings and improvements..................................     479,107       386,568
Machinery and equipment.....................................     807,544       691,607
Machinery, equipment and rental equipment under capitalized
  leases....................................................      16,884        17,507
Construction in progress....................................      93,144        90,184
                                                              ----------    ----------
                                                               1,419,803     1,207,343
Accumulated depreciation and amortization...................    (581,220)     (468,350)
                                                              ----------    ----------
Property, plant and equipment, net..........................  $  838,583    $  738,993
                                                              ==========    ==========

     Depreciation and amortization expense for property, plant and equipment amounted to $147,945, $130,278 and $131,623 for the years ended December 31, 2001, 2000 and 1999 respectively.

     Included in property, plant and equipment as of December 31, 2001 and 2000 were $70,496 and $53,921, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases. Identification of the rental income from the Company's leasing activities is not practicable as the Company's return on the machines is received through contractual arrangements whereby a premium is charged for other support equipment sold during the life of the lease.

     Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $7,472 and $10,238 at December 31, 2001 and 2000, respectively.

9.   INTANGIBLE ASSETS

     As of December 31, 2001 and 2000, intangible assets consisted of the following:

                                                                 2001          2000
                                                              ----------    ----------
Goodwill....................................................  $3,527,448    $3,252,335
Patient relationships.......................................     241,192       198,147
Tradename and patents.......................................     253,522       252,336
Distribution rights.........................................       8,115         7,619
Other.......................................................     440,460       387,589
                                                              ----------    ----------
                                                               4,470,737     4,098,026
Accumulated amortization....................................    (788,714)     (622,970)
                                                              ----------    ----------
  Intangible assets, net....................................  $3,682,023    $3,475,056
                                                              ==========    ==========

     Amortization expense for intangible assets amounted to $176,260, $160,604 and $151,735 for the years ended December 31, 2001, 2000 and 1999, respectively.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     As at December 31, accrued expenses and other current liabilities consisted of the following:

                                                                2001        2000
                                                              --------    --------
Accrued operating expenses..................................  $ 29,754    $ 49,012
Accrued legal and compliance costs..........................     5,204       3,314
Accrued insurance...........................................    39,308      47,074
Accrued salaries and wages..................................    99,639      87,016
Accounts receivable credit balances.........................    57,386      38,215
Accrued interest............................................    31,113      26,926
Accrued restructuring.......................................     2,360       3,450
Accrued physician compensation..............................    17,481      17,649
Bonus and incentive plan compensation.......................     2,335       2,489
Withholding tax and VAT.....................................    21,282      24,138
Commissions.................................................    12,839      12,231
Deferred income.............................................     6,945       6,764
Bonuses and rebates.........................................     4,610       7,331
Accrued other costs related to 1999 Settlement..............        --       4,986
Derivatives.................................................     5,910          --
Other.......................................................    72,881      61,045
                                                              --------    --------
Total accrued expenses and other current liabilities........  $409,047    $391,640
                                                              ========    ========

11. DEBT AND CAPITAL LEASE OBLIGATIONS

     Short-term borrowings from third parties of $93,411 and $106,592 at December 31, 2001, and 2000, respectively, represent amounts borrowed by certain of the Company's subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2001, 2000 and 1999 was 6.26%, 6.0% and 4.6% respectively. At December 31, 2001, FMC had $63,462 available under such commercial bank agreements. These lines of credit are generally secured by the Company's accounts receivable and contain various covenants including, but not limited to, requirements for maintaining defined levels of working capital, net worth, capital expenditures and various financial ratios.

     For information regarding short-term borrowings from affiliates, see Note
4b.

     As of December 31, long-term debt and capital lease obligations consisted of the following:

                                                                2001         2000
                                                              ---------    ---------
Senior credit agreement.....................................  $ 695,801    $ 732,500
Capital leases..............................................     12,412        6,808
Euro-notes..................................................    113,247           --
Other.......................................................     79,268       86,755
                                                              ---------    ---------
                                                                900,728      826,063
Less current maturities.....................................   (164,959)    (168,231)
                                                              ---------    ---------
                                                              $ 735,769    $ 657,832
                                                              =========    =========

SENIOR CREDIT AGREEMENT

     The Company is party to a bank agreement dated September 27, 1996 (hereafter "senior credit agreement") with the Bank of America, N.A., The Bank of Nova Scotia, The Chase Manhattan Bank, Dresdner Bank Aktiengesellschaft and certain other lenders (collectively, the "Lenders"), as amended, pursuant to which the Lenders have made available to the Company and certain subsidiaries and affiliates two credit facilities:

     - a revolving credit facility of up to $1,000,000 (of which up to $250,000 is available for letters of credit, up to $450,000 is available for borrowings in certain non-U.S. currencies, up to $50,000 is available as swing lines in U.S. dollars and up to $20,000 is available as swing lines in certain non-U.S. currencies) expiring on September 30, 2003. At December 31, 2001, the Company had $302,545 outstanding balance under the revolving credit facility, including $34,445 for letters of credit.

     - a term loan facility with $427,500 outstanding balance at December 31, 2001, also expiring September 30, 2003. The terms of the senior credit agreement relating to the term loan facility require payments that permanently reduce the term loan facility. The repayment began in the fourth quarter of 1999 and will continue with quarterly payments of $37,500 until the final maturity of the agreement in 2003 when a final payment of $202,500 will be made.

     At December 31, 2001, the Company had $697,454 of additional borrowing capacity available under the revolving credit facility of the senior credit agreement, including approximately $215,555 for additional letters of credit. No further borrowings are available under the term loan facility.

     Loans under this senior credit agreement bear interest at a base rate determined in accordance with the agreement, or at LIBOR, plus in either case an applicable margin. A fee is payable to the Lenders equal to a percentage per annum (initially 0.375%) of the portion of the senior credit agreement not used.

     In addition to scheduled principal payments, the senior credit agreement will be reduced by certain portions of the net cash proceeds from certain sales of assets, sales of accounts receivable and the issuance of subordinated debt and equity securities. Prepayments are permitted at any time without penalty, except in certain defined periods. The senior credit agreement contains customary affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions, mainly related to dividends. Under the terms of the agreement the Company is restricted as to the level of dividends that can be paid in any calendar year, which was $83,000 in 2001. The Company's dividend distribution in 2001 for 2000 was $65,782.

     Dividends from Fresenius Medical Care Holdings, Inc., a wholly owned subsidiary, are limited as a result of a restriction on dividends from its subsidiary, National Medical Care, Inc, and its subsidiaries. The restriction limits National Medical Care dividends to 50% of its consolidated net income of the preceding year. In December 1999, the Company amended certain covenants including, among other things, financial ratios contained in its senior credit facility that would have been affected by the impact of the Settlement (see Note
2).

     On May 31, 2001 the senior credit agreement was amended in order to exclude the proceeds of the Preference share offerings during 2001 (see Note 16) from any repayment obligations on the term loan. On June 30, 2001 the senior credit agreement was amended again to increase the allowed other indebtedness of FMCH and its subsidiaries. On November 26, 2001, the Company amended the payment restrictions on its senior credit facility to allow for the redemption of $360,000 of 9% Trust Preferred Securities on February 14, 2002 (see Notes 14 and
22).

     On February 25, 2002, the Company amended its senior credit facility to clarify the impact of the special charge for legal matters (see Note 3) and the effects of certain legal proceedings on covenant computations under the facility. The Company is in compliance with all such covenants.

EURO-NOTES

     Between July 13, 2001 and December 5, 2001 the Company issued four tranches of senior notes totaling E128,500. The first two tranches were issued on July 13, 2001 with the first for E80,000 with a fixed rate of 6.16% and the second for E28,500 with a floating rate which was at the time of issuance 5.837%. The third tranche was issued on September 15, 2001 for E15,000 at a floating rate of 5.077% at time of issue. The final tranche was issued on December 5, 2001 for E5,000 at a fixed rate of 5.33%. All four tranches have a maturity date of July 13, 2005. The floating rates are tied to EURIBOR.

     Aggregate annual payments applicable to the senior credit agreement, term loan, capital leases and other borrowings for the five years subsequent to December 31, 2001 (excluding borrowings underlying the Company's trust preferred securities (see Note 14) are:

2002........................................................  $164,959
2003........................................................   554,971
2004........................................................     8,541
2005........................................................   121,983
2006........................................................    10,374
Thereafter..................................................    39,901
                                                              --------
                                                              $900,729
                                                              ========

12. INCOME TAXES

     Income (loss) before income taxes and minority interest is attributable to the following geographic locations:

                                                               2001        2000        1999
                                                             --------    --------    ---------
Germany....................................................  $123,141    $106,475    $  93,653
United States..............................................   (60,930)    220,176     (408,060)
Other......................................................    94,077      78,058       55,497
                                                             --------    --------    ---------
                                                             $156,288    $404,708    $(258,910)
                                                             ========    ========    =========

     Income tax expense (benefit) for the years ended December 31, consisted of the following:

                                                                2001        2000        1999
                                                              --------    --------    --------
Current:
  German corporation and trade income taxes.................  $ 30,094    $ 66,754    $ 43,876
  United States income taxes................................    87,923      23,132      12,088
  Other income taxes........................................    31,079      29,971      28,797
                                                              --------    --------    --------
                                                               149,097     119,857      84,761
                                                              --------    --------    --------
Deferred:
  Germany...................................................     7,651     (14,902)        791
  United States.............................................   (72,455)     81,553     (92,907)
  Other income taxes........................................     6,909       3,264      (5,389)
                                                              --------    --------    --------
                                                               (57,895)     69,915     (97,505)
                                                              --------    --------    --------
                                                              $ 91,202    $189,772    $(12,744)
                                                              ========    ========    ========

     In 2000, the German government enacted new tax legislation which, among other changes, reduced the Company's statutory corporate tax rate for German companies from 40% on retained earnings and 30% on distributed earnings to a uniform 25%, effective for the Company's year beginning January 1, 2001. In 1999, various changes to the German corporation tax law were made effective, including the reduction of the tax rate applied to undistributed earnings from 45% to 40%. The effects of the reductions in the tax rate and other tax law changes on the deferred tax assets and liabilities of the Company's German subsidiaries were recognized in the year of enactment and resulted in a deferred tax benefit for 2000 and 1999 of $2,227 and $850, respectively. As part of the above mentioned tax reform, the German tax credit system has been abolished for dividend distributions out of earnings attributable to years after 2000. Under the new German corporate tax system, during a 15 year transitional period which began on January 1, 2001, the Company will continue to receive a refund or pay additional taxes on the distribution of retained earnings which existed as of December 31, 2000.

     Prior to the effective date of the 2000 tax law changes, German corporation tax law applied a split rate imputation system to the income taxation of a corporation and its shareholders. Upon distribution of retained earnings in the form of a dividend, shareholders subject to German tax received a credit for corporation taxes paid by the corporation on such distributed earnings. In addition, the corporation received a tax refund to the extent such earnings had been initially subjected to a corporation income tax in excess of 30%. The tax refund was also distributable to the shareholder.

     Giving effect to a surcharge of 5.5% on federal taxes payable, the federal corporate tax rate was 26.375% for 2001 and 42.2% for 2000 and 1999. For 2000 and 1999, upon distribution of certain retained earnings generated in Germany to stockholders, the corporate income tax rate on the earnings was adjusted to 30%, plus a solidarity surcharge of 5.5%, for a total of 31.65% for each year, by means of a refund to the Company for taxes previously paid. For 2000 and 1999 the income tax expense reflects the credit related to the actual amount of distribution for that year. Such credit of tax described above is reflected in the income tax expense reconciliation presented below.

     For the years ended December 31, 2001, 2000, and 1999 income tax expense differed from the amounts computed by applying the German federal corporation income tax and the solidarity surcharge rate of 26.375% for 2001 and 42.2% for both 2000 and 1999 to income (loss) before income taxes and minority interest as a result of the following:

                                                               2001        2000        1999
                                                              -------    --------    ---------
Computed "expected" income tax (benefit) expense at the
  undistributed earnings rate...............................  $41,221    $170,786    $(109,260)
Dividend distributions credit...............................       --      (9,077)      (7,797)
Trade income taxes, net of German federal corporation income
  tax benefit...............................................   13,663      12,688        8,758
Tax free income.............................................   (5,327)          0            0
Non-deductible portion of special charge for Legal
  Matters...................................................   14,908          --
Amortization of non-tax deductible goodwill.................   19,678      28,380       28,057
Foreign tax rate differential...............................    7,957     (20,811)      (2,687)
Non-deductible portion of special charge for Settlement.....       --          --       71,622
Other.......................................................     (898)      7,805       (1,437)
                                                              -------    --------    ---------
Provision for income taxes..................................  $91,202    $189,772    $ (12,744)
                                                              =======    ========    =========
Effective tax rate..........................................     58.4%       46.9%        (4.9%)
                                                              =======    ========    =========

     The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31 are presented below:

                                                                2001        2000
                                                              --------    --------
Deferred tax assets:
Accounts receivable, primarily due to allowance for doubtful
  accounts..................................................  $ 27,155    $ 28,083
Inventory, primarily due to additional costs capitalized for
  tax purposes, and inventory reserve accounts..............    19,287      23,479
Accrued expenses and other liabilities for financial
  accounting purposes, not currently tax deductible.........   133,578     119,439
Capital leases, principally due to capitalization of costs
  for tax purposes..........................................     1,738         955
Special charge for Legal Matters............................   104,880          --
Government Settlement.......................................        --       5,302
Net operating loss carryforwards............................    23,732      30,546
Interest rate swaps.........................................    26,514          --
Other.......................................................     4,774       5,821
                                                              --------    --------
Total deferred tax assets...................................  $341,657    $213,625
Less: valuation allowance...................................    (6,428)     (9,292)
                                                              --------    --------
Net deferred tax assets.....................................  $335,230    $204,333
                                                              --------    --------
Deferred tax liabilities:
Accounts receivable, primarily due to allowance for doubtful
  accounts..................................................  $  4,019    $  3,526
Inventory, primarily due to inventory reserve accounts for
  tax purposes..............................................     4,224       5,329
Accrued expenses and other liabilities deductible for tax
  prior to financial accounting recognition.................    22,416      31,037
Plant and equipment, principally due to differences in
  depreciation..............................................   161,936     154,605
Special charge for Legal Matters............................    36,938          --
Other.......................................................     4,136       2,991
                                                              --------    --------
Total deferred tax liabilities..............................   233,669     197,488
                                                              --------    --------
Net deferred tax asset......................................  $101,561    $  6,845
                                                              ========    ========

     During 2001, the valuation allowance decreased by $2,864 attributable to the utilization of operating losses mainly in Japan. Whereas during 2000 the valuation allowance increased by $2,932 primarily attributable to losses, principally arising in Japan, and partially offset by utilization of operating losses.

     At December 31, 2001 the Company had approximately $65,889 of net operating losses, of which $3,680 will expire in 2002, $5,544 in 2003, $3,987 in 2004,
$11,245 in 2005, $7,833 in 2006, $2895 in 2007 and $2,133 in 2008. Substantially
all of the remaining $28,572 of net operating losses are not subject to an expiration period.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2001.

     Provision has not been made for additional taxes on approximately $119,000 undistributed earnings of foreign subsidiaries. The majority of these earnings have been, and will continue to be, permanently reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends. The Company estimates that the distribution of these earnings would result in $4,218 of additional withholding and corporation income taxes.

13. EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT PENSION PLANS

     Plan benefits are generally based on employee years of service and final salary. Consistent with normal business custom in the Federal Republic of Germany, FMC's pension obligations in Germany are unfunded. In the United States, substantially all U.S. employees are covered by NMC non-contributory, defined benefit pension plan. Each year, NMC contributes to this plan at least the minimum amount required by law. Plan assets consist principally of publicly traded common stock, fixed income securities and cash equivalents. In addition, NMC also sponsors a supplemental executive retirement plan to provide certain key executives with benefits in excess of normal pension benefits. On February 15, 2002, NMC informed its employees that the defined benefit plan will be curtailed. The following provides a reconciliation of benefit obligations, plan assets, and funded status of the plans. Benefits paid as shown in the reconciliation of plan assets include only benefit payments from the Company's funded benefit plans.

                                                               2001        2000        1999
                                                             --------    --------    --------
Change in benefit obligation:
Benefit obligation at beginning of year....................  $132,451    $111,753    $111,832
Translation loss (gain)....................................    (1,482)     (1,748)     (3,611)
Service cost...............................................    12,792      11,465      10,040
Interest cost..............................................     9,397       8,148       7,300
Amendments.................................................        --          --          (5)
Transfer of plan participants..............................       (34)         (6)      3,706
Actuarial loss (gain)......................................     5,955       5,940     (15,826)
Benefits paid..............................................    (3,388)     (3,103)     (1,683)
                                                             --------    --------    --------
Benefit obligation at end of year..........................  $155,691    $132,451    $111,753
                                                             ========    ========    ========

                                                               2001        2000        1999
                                                             --------    --------    --------
Change on plan assets:
Fair value of plan assets at beginning of year.............  $ 81,948    $ 86,794    $ 77,019
Actual return on plan assets...............................    (4,558)     (2,098)     11,179
Employee contributions.....................................     9,012          --          --
Benefits paid..............................................    (3,048)     (2,748)     (1,404)
                                                             --------    --------    --------
Fair value of plan assets at end of year...................  $ 83,354    $ 81,948    $ 86,794
                                                             ========    ========    ========
Funded status:.............................................  $(72,338)   $(50,503)   $(24,961)
Unrecognized net gain......................................     7,628     (12,593)    (31,441)
Unrecognized prior service cost............................        (3)         (4)         (4)
Unrecognized transition obligation.........................       143         226         326
                                                             --------    --------    --------
Accrued benefit costs......................................  $(64,570)   $(62,875)   $(56,079)
                                                             ========    ========    ========
Weighted -- average assumptions as of December 31,
Discount rate..............................................     7.20%       7.70%       7.28%
Expected return of plan assets.............................    10.00%       9.70%       9.70%
Rate of compensation increase..............................     4.50%       4.90%       4.60%
Components of net period benefit cost:
Service cost...............................................  $ 12,793    $ 11,465    $ 10,040
Interest cost..............................................     9,398       8,148       7,300
Expected return on plan assets.............................    (8,430)     (8,345)     (7,401)
Amortization of transition obligation......................        73          75          87
Amortization unrealized losses.............................         4          --          61
Net amortization...........................................    (1,377)     (2,430)       (521)
                                                             --------    --------    --------
Net periodic benefit costs.................................  $ 12,461    $  8,913    $  9,566
                                                             ========    ========    ========

     In addition to the principal pension plans, certain of the Company's other subsidiaries offer separate retirement plans. The total accrued pension cost for these plans was $6,012, $7,095, and $5,499 at December 31, 2001, 2000 and 1999,
respectively. The Company does not provide any post-retirement benefits to its employees other than those provided under its pension plans and supplemental executive retirement plan.

DEFINED CONTRIBUTION PLANS

     National Medical Care and FUSA sponsor defined contribution plans. Total contributions for the years ended December 31, 2001, 2000 and 1999 were $6,506, $8,786 and $7,298, respectively.

14. MANDATORILY REDEEMABLE TRUST PREFERRED SECURITIES

     The Company issued Trust Preferred Securities through five Fresenius Medical Care Capital Trusts, statutory business trusts organized under the laws of the State of Delaware. FMC owns all of the common securities of these trusts. The sole asset of the trusts is a senior subordinated note of a wholly-owned subsidiary of FMC and related guarantees by FMC, Fresenius Medical Care Deutschland GmbH ("D-GmbH") and FMCH; D-GmbH and FMCH being the "Subsidiary Guarantors." The Trust Preferred Securities are guaranteed by FMC through a series of undertakings by the Company and the Subsidiary Guarantors.

     The Trust Preferred Securities entitle the holders to distributions at a fixed annual rate of the stated amount and are mandatorily redeemable after 10 years. Earlier redemption may occur upon a change of control, a rating decline or defined events of default including a failure to pay interest. Upon liquidation of the trusts, the holders of Trust Preferred Securities are entitled to a distribution equal to the stated amount. The Trust Preferred Securities do not hold voting rights in the trust except under limited circumstances.

     The Trust Preferred Securities outstanding as of December 31 are as follows:

                                                                                 MANDATORY
                                              YEAR      STATED     INTEREST      REDEMPTION
                                             ISSUED     AMOUNT       RATE           DATE            2001        2000
                                             ------   ----------   --------   ----------------   ----------   --------
Fresenius Medical Care Capital Trust.......   1996      $360,000      9%      December 1, 2006   $  360,000   $360,000(1)
Fresenius Medical Care Capital Trust II....   1998      $450,000   7 7/8%     February 1, 2008      450,000    450,000
Fresenius Medical Care Capital Trust III...   1998    DM 300,000   7 3/8%     February 1, 2008      135,180    142,727
Fresenius Medical Care Capital Trust IV....   2001      $225,000   7 7/8%        June 15, 2011      221,382         --
Fresenius Medical Care Capital Trust V.....   2001      E300,000   7 3/8%        June 15, 2011      262,205         --
                                                                                                 ----------   --------
                                                                                                 $1,428,767   $952,727
                                                                                                 ==========   ========

---------------

(1) Redeemed February 14, 2002

15. MINORITY INTERESTS

     At December 31, 2001 and 2000, minority interests were as follows:

                                                               2001       2000
                                                              -------    -------
FMCH Preferred Stock:
Preferred Stock, $100 par value
  6% Cumulative; 40,000 shares authorized; 36,460
     outstanding............................................  $ 3,646    $ 3,646
  8% Cumulative Class A; 50,000 shares authorized; 16,176
     outstanding............................................    1,618      1,618
  8% Noncumulative Class B; 40,000 shares authorized; 21,483
     outstanding............................................    2,148      2,148
Preferred Stock, $0.10 par value
  Noncumulative Class D; 100,000,000 shares authorized;
     89,062,316 outstanding.................................    8,906      8,906
                                                              -------    -------
Sub-total FMCH minority interest............................   16,318     16,318
Other minority interest.....................................    3,915      4,953
                                                              -------    -------
Total minority interest.....................................  $20,233    $21,271
                                                              =======    =======

     In conjunction with the formation of FMC, each holder of W.R. Grace common stock received one share of a Class D Preferred stock of Fresenius Medical Care Holdings for each share of stock previously held. The Class D Preferred stock entitled the holder to receive a one-time special dividend if (but only if) the cumulative adjusted cash flow to ordinary shareholders (defined as net income plus depreciation and amortization) from January 1, 1997 through December 31, 2001 exceeded $3,700,000. The cumulative adjusted cash flow threshold has not been met, accordingly no special dividends will be paid. The Class D Preferred stock is redeemable by FMCH at any time at its sole option at a redemption price of $0.10 per share.

16. SHAREHOLDERS' EQUITY

Franconia Transaction

     On March 2, 2000, the Company issued 8,974,359 non-voting Preference shares to a limited number of institutional and other accredited investors in exchange for the investors' interests in Franconia Acquisition LLC, an entity formed to acquire dialysis clinics and other related businesses. For financial reporting purposes, the transaction, which generated net proceeds of approximately $344,000, has been accounted for as a financing at fair value. The investors have agreed not to effect sales or transfers of the Preference shares for a period of 24 months after issuance except as permitted by the contribution agreement. After this period, commencing March 3, 2002, the investors will have rights to require, under specific conditions, that the Company provides its best efforts to register these Preference shares for sale under the Securities Act of 1933, as amended, and that the Company provide assistance to them in connection with public offerings of their Preference shares outside the United States.

FMC 2000 Public Offering

     In July 2000, the Company completed a global public offering of 5,750,000 Preference shares, including the underwriters' overallotment option, for total net proceeds of approximately $213,000.

Everest Acquisition

     In January of 2001, the Company issued 2,250,000 preference shares with the nominal amount of E 5,750 as partial payment for the acquisition of Everest (see
Note 5).

Approved Capital

     The Company may exclude statutory preemptive rights in connection with the issuance of Preference shares using Approved Capital II if the shares are issued against a contribution in kind to acquire a company or an interest in a company or if the shares are issued for cash and the issue price is not materially lower than the price of the shares on the stock exchange.

FMC 2000 Approved Capital

     By resolution of the annual general meeting on May 30, 2000, the authorization of the existing Approved Capital I and Approved Capital II was revoked, however, the Management Board, with the approval of the Supervisory Board, was authorized to increase share capital by a maximum amount of:

     - E 30,720, corresponding to 12,000,000 Preference shares, by issuing new non-voting Preference shares for cash, new Approved Capital I.

     - E 20,480, corresponding to 8,000,000 Preference shares, by issuing new non-voting Preference shares for cash or against contributions in kind, new Approved Capital II. The approved Capital II was subsequently used for the FMC 2000 public offering and the Everest Acquisition.

FMC 2001 Approved Capital

     By resolution of the annual general meeting on May 23, 2001, the Management Board, with the approval of the Supervisory Board, was authorized to increase share capital by a maximum amount of E 20,480, corresponding to 8,000,000 Preference shares, by issuing new non-voting Preference shares for cash or against contributions in kind, new Approved Capital II. The authorizations of Approved Capital I and Approved Capital II are effective until May 29, 2005 and May 22, 2006, respectively.

Conditional Capital

     By resolution of the general meeting on May 23, 2001, FMC's share capital was conditionally increased by up to E 10,240, divided into a maximum of 4,000,000 new non-voting Preference shares. This conditional capital increase may be effected only upon exercise of subscription rights granted under the FMC 2001 International Stock Incentive Plan.

Dividends

     Cash dividends of $65,782 for 2000 in the amount of E 0.84 on each Preference share and E 0.78 on each Ordinary share were paid on May 24, 2001.

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

Earnings per Share

     The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations. Stock options granted under the FMC 1998 Plan 2 are subject to performance criteria. At December 31, 1999, the performance criteria for the 1998 and 1999 stock options granted had not been met. Therefore, the stock options granted have been excluded from the diluted earnings per share computations. On May 30, 2000, the Company's shareholders approved a change to the FMC 98 Plan 2 whereby the impact of the special charge for the 1999 Settlement (see Note 2) was excluded from the Company's performance criteria relative to the EBIT growth requirements in the plan. Therefore, at December 31, 2000, the performance criteria had been met and the stock options granted are included in the diluted earnings per share computation for 2000. At December 31, 2001, the performance criteria for the 2000 stock options granted had not been met. Due to this, the stock options granted are excluded from the diluted earnings per share computations.

                                                         2001           2000           1999
                                                      -----------    -----------    -----------
Numerators:
Net income (loss)...................................  $    63,354    $   212,075    $  (248,544)
less:
  Preference on Preference shares...................        1,399          1,056             --
                                                      -----------    -----------    -----------
Income available to Preference shares only..........        1,399          1,056             --
Net income (loss) available to all class of
  shares............................................  $    61,955    $   211,019    $  (248,544)
                                                      ===========    ===========    ===========
Denominators:
Weighted average number of:
  Ordinary shares outstanding.......................   70,000,000     70,000,000     70,000,000
  Preference shares outstanding.....................   26,035,330     19,002,118      9,023,341
                                                      -----------    -----------    -----------
  Total weighted average shares outstanding.........   96,035,330     89,002,118     79,023,341
  Potentially dilutive Preference shares............      399,697        302,824             --
                                                      -----------    -----------    -----------
  Total weighted average shares outstanding assuming
     dilution.......................................   96,435,027     89,304,942     79,023,341
  Total weighted average Preference shares
     outstanding assuming dilution..................   26,435,027     19,304,942      9,023,341
Basic income (loss) per Ordinary share..............  $      0.65    $      2.37    $     (3.15)
Plus preference per Preference share................         0.05           0.06           0.00
                                                      -----------    -----------    -----------
Basic income (loss) per Preference Share............  $      0.70    $      2.43    $     (3.15)
                                                      ===========    ===========    ===========
Fully diluted income (loss) per Ordinary share......  $      0.64    $      2.36    $     (3.15)
Plus preference per Preference share assuming
  dilution..........................................         0.05           0.06           0.00
                                                      -----------    -----------    -----------
Fully diluted income (loss) per Preference share....  $      0.69    $      2.42    $     (3.15)
                                                      ===========    ===========    ===========

17. STOCK OPTIONS

     In connection with the formation of Fresenius Medical Care in 1996, certain options outstanding under stock option plans of W.R. Grace and FUSA were exchanged, for equivalent options with respect to FMC Ordinary shares (the "FMC Rollover Plan").

     During the year ended December 31, 2001, 38,167 FMC Rollover Plan options were exercised by employees. In connection therewith, Fresenius AG transferred 12,722 Ordinary shares to employees and remitted $301 to the Company. The $301 has been accounted for as a capital contribution within additional paid in capital. Rollover Plan options for 145,839 Ordinary ADSs were exercisable as of December 31, 2001 at an weighted average exercise price of $7.87.

FMC Plan

     Immediately prior to the formation of Fresenius Medical Care, FMC adopted a stock incentive plan (the "FMC Plan") for FMC's key management and executive employees. As of December 31, 2001, 63,389 preference shares were available and exercisable with an average price range between $55.59 and $78.33 per share. Effective September 2001, no additional awards are granted under the FMC Plan.

FMC 98 Plan 1 and Plan 2

     During 1998, the Company adopted two stock incentive plans ("FMC 98 Plan 1" and "FMC 98 Plan 2") for FMC's key management and executive employees. Under FMC 98 Plan 1, eligible employees have the right to acquire Preference shares of the Company. The maximum number of Preference shares that may be issued under this plan is 2,443,333 less any shares issued, or subject to issue, under the FMC Plan. Any shares available due to forfeiture of Grants under the FMC Plan would be considered available under FMC 98 Plan 1 as long as the total Preference shares issued under both plans does not exceed the 2,443,333 shares noted above. Under FMC 98 Plan 2, eligible employees have the right to acquire Preference shares (the "Options") of the Company. The share price of the Preference share shall be equal to the average of the official daily quotation prices of the Preference shares on the Frankfurt Stock Exchange on the thirty days (30) of trading immediately prior to the date of grant of the Option. One third of an Option vests on each of the second, third and fourth anniversary of the award date, provided that the Company achieves certain performance criteria for the full fiscal year following the grant date in comparison to its performance for the full fiscal year preceding the grant date. On May 30, 2000, the Company's shareholders approved a change to the FMC 98 Plan 2 whereby the impact of the special charge for the 1999 Settlement (see Note 2) was excluded from the Company's performance criteria relative to the EBIT growth requirements in the plan. Options granted under FMC 98 Plan 2 have a 10-year term. The maximum number of Preference shares that may be issued under this plan is 2,500,000 shares, of which 500,000 are designated for Management Board members and 2,000,000 are for other managerial staff. Each option is exercisable into one Preference share.

     The following table shows the number of Preference shares available and the average price range (in $ and E) under FMC 98 Plan 1 and FMC 98 Plan 2.

                                                         SHARES           AVERAGE         AVERAGE
                                                     (IN THOUSANDS)     PRICE RANGE     PRICE RANGE
                                                    ----------------    ------------    ------------
FMC 98 Plan 1
Balance at December 31, 1997....................            --
  Granted.......................................         1,024          E42.44-56.24    $37.40-49.56
                                                         -----          ------------    ------------
Balance at December 31, 1998....................         1,024           42.44-56.24     37.40-49.56
                                                         -----          ------------    ------------
  Granted.......................................           572                 32.90           28.99
  Forfeited.....................................           140           32.90-56.24     28.99-49.56
                                                         -----          ------------    ------------
Balance at December 31, 1999....................         1,456           32.90-56.24     28.99-49.56
                                                         -----          ------------    ------------
  Granted.......................................           653           40.70-49.00     35.87-43.98
  Exercised.....................................            13           32.90-42.44     28.99-37.40
  Forfeited.....................................           303           32.90-56.24     28.99-49.56
                                                         -----          ------------    ------------
Balance at December 31, 2000....................         1,793           32.90-56.24     28.99-49.56
                                                         -----          ------------    ------------
  Granted.......................................           183           48.81-52.30     43.02-46.09
  Exercised.....................................           132           32.90-56.24     28.99-48.56
  Forfeited.....................................           154           32.90-56.24     28.99-49.56
                                                         -----          ------------    ------------
Balance at December 31, 2001....................         1,690          E32.90-56.24    $28.99-49.56
                                                         =====          ============    ============
Exercisable at December 31, 2001................         1,000          E32.90-56.24    $28.99-49.56
                                                         =====          ============    ============
FMC 98 Plan 2
Balance at December 31, 1997....................            --
  Granted.......................................           258          E      44.66    $      39.36
                                                         -----          ------------    ------------
Balance at December 31, 1998....................           258                 44.66           39.36
                                                         -----          ------------    ------------
  Granted.......................................           297                 32.41           28.56
  Forfeited.....................................             5           32.41-44.66     28.56-39.36
                                                         -----          ------------    ------------
Balance at December 31, 1999....................           550           32.41-44.66     28.56-39.36
                                                         -----          ------------    ------------
  Granted.......................................           321                 47.64           41.99
  Exercised.....................................             7                 44.66           39.36
  Forfeited.....................................            40           32.41-47.64     28.56-41.99
                                                         -----          ------------    ------------
Balance at December 31, 2000....................           824           32.41-47.64     28.56-41.99
                                                         -----          ------------    ------------
  Granted.......................................            --
  Exercised.....................................            26           32.41-44.66     28.56-39.36
  Forfeited.....................................             9           32.41-47.64     28.56-41.99
                                                         -----          ------------    ------------
Balance at December 31, 2001....................           789          E32.41-47.64    $28.56-41.99
                                                         =====          ============    ============
Exercisable at December 31, 2001................           222          E32.41-44.66    $28.56-39.36
                                                         =====          ============    ============

     Proceeds totaling $6,090 from exercise of 161,415 shares under FMC 98 Plan 1 and FMC 98 Plan 2 in 2001 were recorded as a capital contribution. Effective September 2001, no additional Grants or Options will be awarded under FMC Plan 98 1 or FMC Plan 98 2.

FMC 2001 International Stock Incentive Plan

     On May 23, 2001, by resolution of the annual general meeting, the FMC 98 Plans were replaced by a new plan. The Management Board was empowered to issue convertible bonds with a total value of E 10,240 to the members of the Management Board and to other employees of the Company entitling a total subscription of up to 4 million non-voting Preference shares. The convertible bonds have a par value of E 2.56 and are interest bearing at a rate of 5.5%. Purchase of the bonds is funded by a non-recourse loan secured by the bond with respect to which the loan was made. The Company has the right to offset its obligation on a convertible bond against the employee obligation on the related loan; therefore, the convertible bond obligations and employee loan receivables are not reflected in the Company's consolidated financial statements. The bonds mature in ten years and are generally fully convertible after three years. The bonds may be issued either as convertible bonds which are subject to a stock price target or convertible bonds without a stock price target. In the case of convertible bonds which are subject to a stock price target the conversion right is exercisable only if the market price of the Preference shares increased by 25% or more over the grant-date price subsequent to the day of grant for at least one day prior to exercise. Participants have the right to opt for convertible bonds with or without the stock price target. In order to create an incentive to select convertible bonds which depend on the stock price target, the number of convertible bonds awarded to those employees who select the bonds without a stock price target will be reduced by 15%. Each convertible bond entitles the holder thereof, upon payment of a conversion price to convert the bond into one Preference share. The conversion price of the convertible bonds which are not subject to the stock price target is determined by the average price of the Preference shares during the last 30 trading days prior to the date of grant. The conversion price of the convertible bonds which depend on the stock price target corresponds to the closing price of the Preference shares the day the target was reached.

     The Managing Board and Supervisory Board are authorized to issue up to 20% of the total number of convertible bonds each year through May 22, 2006. The plan is valid until the last convertible bond issued under this plan is terminated or converted.

     The following table shows the number of Preference shares available and the average price range (in $ and E) under the FMC 2001 International Stock Incentive Plan. Of the 723,785 shares outstanding at December 31, 2001, 126,443 shares were issued under the plan with the stock price target.

                                                                        AVERAGE         AVERAGE
                                                        SHARES        PRICE RANGE     PRICE RANGE
                                                    (IN THOUSANDS)    ------------    ------------
FMC International Plan
Balance at December 31, 2000......................        --
  Granted.........................................       729           58.98-73.72     51.98-64.97
  Forfeited.......................................         5           58.98-73.72     51.98-64.97
                                                         ---          ------------    ------------
Balance at December 31, 2001......................       724           58.98-73.72     51.98-64.97
                                                         ===          ============    ============
Exercisable at December 31, 2001..................         0          E58.98-73.72    $51.98-64.97
                                                         ===          ============    ============

FAIR VALUE STOCK OPTIONS

     The per share weighted-average fair value of stock options granted during 2001, 2000 and 1999 was $19.74, $16.76 and $13.06, respectively, on the date of the grant using the Black-Scholes option-pricing model with the weighted-average assumptions presented below.

                                                               2001         2000         1999
                                                             ---------    ---------    ---------
Weighted-average assumptions:
  Expected dividend yield..................................      1.50%        1.50%        1.00%
  Risk-free interest rate..................................      4.90%        5.50%        5.56%
  Expected volatility......................................     40.00%       40.00%       35.00%
  Expected life of option..................................  5.3 years    5.3 years    5.3 years

     The Company applies APB Opinion No. 25 in accounting for stock compensation and, accordingly, recognized compensation expense of approximately $1,153 for stock options granted in 2001, 2000 and 1999. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income (loss) would have been reduced to the pro forma amounts indicated below:

                                                               2001        2000        1999
                                                              -------    --------    ---------
Net income (loss)
  As reported...............................................  $63,354    $212,075    $(248,544)
  Effect of FMC Plan benefit (expense)......................      (37)       (295)        (247)
  Effect of FMC 98 Plans (expense)..........................   (4,311)     (3,581)      (2,253)
  Effect of 1999 option grants..............................   (1,267)         25         (615)
  Effect of 2000 option grants..............................   (3,409)     (4,242)          --
  Effect of 2001 option grants..............................   (3,046)         --           --
                                                              -------    --------    ---------
  Pro forma.................................................  $51,284    $203,982    $(251,659)
Basic net income (loss) per:
  Ordinary share
     As reported............................................  $  0.65    $   2.37    $   (3.15)
     Pro forma..............................................  $  0.52    $   2.28    $   (3.19)
  Preference share
     As reported............................................  $  0.70    $   2.43    $   (3.15)
     Pro forma..............................................  $  0.57    $   2.34    $   (3.19)
Fully diluted net income (loss) per:
  Ordinary share
     As reported............................................  $  0.64    $   2.36    $   (3.15)
     Pro forma..............................................  $  0.52    $   2.27    $   (3.19)
  Preference share
     As reported............................................  $  0.69    $   2.42    $   (3.15)
     Pro forma..............................................  $  0.57    $   2.33    $   (3.19)

18. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2016. Rental expense recorded for operating leases for the years ended December 31, 2001, 2000, and 1999 was $237,174, $192,910, and $160,624, respectively.

     Future minimum rental payments under noncancelable operating leases for the five years succeeding December 31, 2001 are:

2002........................................................  $145,808
2003........................................................   130,094
2004........................................................   154,531
2005........................................................    92,694
2006........................................................    71,602
Thereafter..................................................   148,987
                                                              --------
                                                              $743,716
                                                              ========

LEGAL PROCEEDINGS

Commercial Litigation

     Since 1997, FMCH, NMC, and certain NMC subsidiaries have been engaged in litigation with Aetna Life Insurance Company and certain of its affiliates ("Aetna") concerning allegations of inappropriate billing practices for nutritional therapy, diagnostic and clinical laboratory tests and misrepresentations. In January 2002, FMCH entered into an agreement in principle with Aetna to establish a process for resolving these claims and the Company's counterclaims relating to overdue payments for services rendered by the Company to Aetna's beneficiaries.

     Other insurance companies have filed claims against FMCH, similar to those filed by Aetna, that seek unspecified damages and costs. The Company, FMCH, NMC and its subsidiaries believe that there are substantial defenses to the claims asserted, and intend to vigorously defend all lawsuits. The Company has filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments. Other private payors have contacted FMCH and may assert that NMC received excess payments and, similarly, may join the lawsuits or file their own lawsuit seeking reimbursement and other damages. Although the ultimate outcome on the Company of these proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on the Company's business, financial condition and results of operations.

     In light of the Aetna agreement in principle the Company established a pre-tax accrual of $55,489 at December 31, 2001 to provide for the anticipated settlement of the Aetna lawsuit and estimated legal expenses related to the continued defense of other commercial insurer claims and resolution of these claims, including overdue payments for services rendered by the company to these insurers' beneficiaries (see Note 3). No assurance can be given that the anticipated Aetna settlement will be consummated or that the costs associated with such a settlement or a litigated resolution of Aetna's claims and the other commercial insurers' claims will not exceed the $55,489 pre-tax accrual.

     On September 28, 2000, Mesquita, et al. v. W.R. Grace & Company, et al. (Sup. Court of Calif., S.F. County, #315465) was filed as a class action by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn ("Grace Chemicals") against Grace Chemicals, certain U.S. affiliates of the Company and other defendants, principally alleging that the Merger (described in greater detail in "Indemnification by W.R. Grace & Co. and Sealed Air Corporation" below) was a fraudulent transfer, violated the uniform fraudulent transfer act, and constituted a conspiracy. An amended complaint (Abner et al. v. W.R. Grace & Company, et al.) and additional class actions were filed subsequently with substantially similar allegations; all cases have either been stayed and transferred to the U.S. District Court or are pending before the U.S. Bankruptcy Court in Delaware in connection with Grace's Chapter 11 proceeding. The Company has requested indemnification from Grace Chemicals pursuant to the Merger agreements (see "Indemnification by W.R. Grace & Co. and Sealed Air Corporation"). If the Merger is determined to have been a fraudulent transfer, if material damages are proved by the plaintiffs, and if the Company is not able to collect, in whole or in part on the indemnity, from W.R. Grace & Co., Sealed Air Corporation, or their affiliates or former affiliates or their insurers, and if the Company is not able to collect against any party that may have received distributions from W.R. Grace & Co., a judgment could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is confident that no fraudulent transfer or conspiracy occurred and intends to defend the cases vigorously.

OBRA 93

     The Omnibus Budget Reconciliation Act of 1993 affected the payment of benefits under Medicare and employer health plans for dual-eligible ESRD patients. In July 1994, the Centers for Medicare and Medicaid Services (CMS) (formerly known as the Health Care Financing Administration, or HCFA) issued an instruction to Medicare claims processors to the effect that Medicare benefits for the patients affected by that act would be subject to a new 18-month "coordination of benefits" period. This instruction had a positive impact on NMC's dialysis revenues because, during the 18-month coordination of benefits period, patients' employer health plans were responsible for payment, which was generally at rates higher than those provided under Medicare.

     In April 1995, CMS issued a new instruction, reversing its original instruction in a manner that would substantially diminish the positive effect of the original instruction on NMC's dialysis business. CMS further proposed that its new instruction be effective retroactive to August 1993, the effective date of the Omnibus Budget Reconciliation Act of 1993.

     NMC ceased to recognize the incremental revenue realized under the original instruction as of July 1, 1995, but it continued to bill employer health plans as primary payors for patients affected by the Omnibus Budget Reconciliation Act of 1993 through December 31, 1995. As of January 1, 1996, NMC commenced billing Medicare as primary payor for dual eligible ESRD patients affected by the act, and then began to re-bill in compliance with the revised policy for services rendered between April 24 and December 31, 1995.

     On May 5, 1995, NMC filed a complaint in the U.S. District Court for the District of Columbia (National Medical Care, Inc. and Bio-Medical Applications of Colorado, Inc. d/b/a Northern Colorado Kidney Center v. Shalala, C.A. No.95-0860 (WBB)) seeking to preclude CMS from retroactively enforcing its April 24, 1995 implementation of the Omnibus Budget Reconciliation Act of 1993 provision relating to the coordination of benefits for dual eligible ESRD patients. On May 9, 1995, NMC moved for a preliminary injunction to preclude CMS from enforcing its new policy retroactively, that is, to billing for services provided between August 10, 1993 and April 23, 1995. On June 6, 1995, the court granted NMC's request for a preliminary injunction and in December of 1996, NMC moved for partial summary judgment seeking a declaration from the Court that CMS' retroactive application of the April 1995 rule was legally invalid. CMS cross-moved for summary judgment on the grounds that the April 1995 rule was validly applied prospectively. In January 1998, the court granted NMC's motion for partial summary judgment and entered a declaratory judgment in favor of NMC, holding CMS' retroactive application of the April 1995 rule legally invalid. Based on its finding, the Court also permanently enjoined CMS from enforcing and applying the April 1995 rule retroactively against NMC. The Court took no action on CMS' motion for summary judgment pending completion of the outstanding discovery. On October 5, 1998, NMC filed its own motion for summary judgment requesting that the Court declare CMS' prospective application of the April 1995 rule invalid and permanently enjoin CMS from prospectively enforcing and applying the April 1995 rule. The Court has not yet ruled on the parties' motions. CMS elected not to appeal the Court's June 1995 and January 1998 orders. CMS may, however, appeal all rulings at the conclusion of the litigation. If CMS should successfully appeal so that the revised interpretation would be applied retroactively, NMC may be required to refund the payment received from employer health plans for services provided after August 10, 1993 under the CMS' original implementation, and to re-bill Medicare for the same services, which would result in a loss to NMC of approximately $120 million attributable to all periods prior to December 31, 1995. Also, in this event, the Company's business, financial condition and results of operations would be materially adversely affected.

     In July, 2000, NMC filed a complaint in the U.S. District Court for the Eastern District of Virginia (National Medical Care, Inc. and Bio-Medical Applications of Virginia, Inc. v. Aetna Life Insurance Co., Inc., Aetna U.S. Healthcare, Inc. and John Does 1-10) seeking recovery against Aetna U.S. Healthcare and health plans administered by Aetna U.S. Healthcare for claims related to primary payor liability for dual eligible ESRD patients under the Omnibus Budget Reconciliation Act of 1993. On January 16, 2001, the Court stayed the action pending resolution of the District of Columbia Court action. The Company's agreement in principle with Aetna establishes a process for resolving these claims.

Other Litigation and Potential Exposures

     From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters. The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the U.S. anti-kickback statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's or the manner in which the Company conduct its business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "whistle blower" actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

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

     The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company's business, financial condition, and results of operations. At December 31, 2001, the Company recorded a pre-tax accrual to reflect anticipated expenses associated with the continued defense and resolution of these claims (see Note 3). No assurances can be given that the actual costs incurred by the Company in connection with the continued defense and resolution of these claims will not exceed the amount of this accrual.

Indemnification by W.R. Grace & Co. and Sealed Air Corporation

     The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the "Merger") dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, Grace Chemicals, a subsidiary of W.R. Grace & Co. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-merger tax claims and other claims unrelated to NMC, which was W.R. Grace's dialysis business prior to the Merger. In connection with the Merger, Grace Chemicals agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC's operations. Proceedings have been brought against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of Grace Chemicals, principally alleging that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act, and constituted a conspiracy. See "Legal Proceedings -- Commercial Litigation" above.

     Pre-merger tax claims, or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the obligation of the Company. In particular, W.R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the "Service"); that during those years W.R. Grace & Co. deducted approximately $122,100 in interest attributable to corporate owned life insurance ("COLI") policy loans; that W.R. Grace & Co. has paid $21,2000 of tax and interest related to COLI deductions taken in tax years prior to 1993 and that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify the Company against this or other pre-Merger or Merger related tax liabilities.

     Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (formerly known as Grace Holding, Inc. and the former parent of Grace Chemicals). The Company is engaged in litigation with Sealed Air Corporation ("Sealed Air") over the Company's entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities of W.R. Grace and Merger-related claims.

     Subsequent to the Sealed Air transaction, W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. As a result of the Company's continuing observation and analysis of the Service's ongoing audit of W.R. Grace & Co.'s pre-Merger tax returns, the Sealed Air litigation and the W.R. Grace & Co. bankruptcy proceedings, and based on its current assessment of the potential impact of these matters on the Company, the Company recorded a pre-tax accrual of $172,034 at December 31, 2001 to reflect the Company's estimated exposure for liabilities and legal expenses related to the W.R. Grace & Co. bankruptcy (see Note 3). The Company intends to continue to pursue vigorously its rights to indemnification from W.R. Grace & Co. and its insurers and former and current affiliates, including Sealed Air, for all costs incurred by the Company relating to pre-Merger tax and Merger-related claims.

19. FINANCIAL INSTRUMENTS

ADOPTION OF SFAS NO. 133 -- TRANSITION

     The Company adopted SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities and the related amendments of SFAS No. 138, on January 1, 2001. Upon adoption of this Statement, the Company recorded a net transition adjustment loss of $2,935 ($4,974 pretax) in accumulated other comprehensive income. In addition the Company recorded a net transition adjustment gain of $267 (net of income tax expense of $194) in net income. Because of corresponding entries concerning the hedged items, the net effect on earnings was immaterial.

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

     The Company conducts its financial instrument activity under the control of a single centralized department. The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

FOREIGN EXCHANGE RISK MANAGEMENT

     The Company conducts business on a global basis in several international currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of the Company's international operations are maintained, affect its results of operations and financial position as reported in its consolidated financial statements. The Company employs, to a limited extent, forward contracts to hedge its currency exposure. The Company's policy, which has been consistently followed, is that forward currency contracts and options be used only for the purpose of hedging foreign currency exposure.

     The Company's exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lending and borrowings, including intercompany borrowings. The Company sells significant amounts of products from its manufacturing facilities in Germany to its other international operations. In general, the German sales are denominated in euro. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted.

     Changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted product purchases are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. After tax losses of $650 ($1,167 pretax) for the year ended December 31, 2001 are deferred in accumulated other comprehensive income and will be reclassified into earnings during 2002 and 2003. During 2001, the Company reclassified $1,134 of pretax net gains (after tax gains of $748) from accumulated other comprehensive income into the statement of operations. As of December 31, 2001, the Company had purchased derivative financial instruments with a maximum maturity of 15 months to hedge its exposure to the variability in future cash flows associated with forecasted product purchases.

     Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges for forecasted intercompany financing transactions are reported in accumulated other comprehensive income. After tax losses of $10,038 ($17,015 pretax) for the year ended December 31, 2001 were deferred in accumulated other comprehensive income. As of December 31, 2001, the Company had purchased foreign exchange forward contracts with a maximum maturity of 24 months. As of December 31, 2001, the notional volume of foreign currency forwards hedging intercompany loans and forecasted intercompany transactions totaled $815,396. There is no material impact on earnings due to hedge ineffectiveness.

     The Company's foreign exchange contracts contain credit risk in that its bank counterparties may be unable to meet the terms of the agreements. The potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties

INTEREST RATE RISK MANAGEMENT

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

     The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in U.S. dollars into fixed interest rate payments. After taxes losses of $39,628 ($66,269 pretax) for the year ended December 31, 2001, were deferred in accumulated other comprehensive loss. Interest payable and interest receivable under the swap terms are accrued and recorded as an adjustment to interest expense at each reporting date. There is no material impact on earnings due to hedge ineffectiveness.

     As of December 31, 2001, the notional volume of dollar interest rate hedging contracts totaled $1,050,000. Those swap agreements, which expire at various dates between 2003 and 2007, effectively fix the Company's variable interest rate exposure on the majority of the dollar-denominated revolving loans and outstanding obligations under the accounts receivable securitization program at an interest rate of 6.52%. Under the senior credit agreement, the Company has agreed to maintain at least $500 million of interest rate protection.

     The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in yen into fixed interest rate payments. After taxes losses of $367 ($632 pretax) for the year ended December 31, 2001, were deferred in accumulated other comprehensive income. There is no material impact on earnings due to hedge ineffectiveness.

     As of December 31, 2001, the notional volume of yen-denominated interest rate hedging contracts entered into in connection with a Yen-denominated floating rate borrowing by the Company's Japanese subsidiary totaled $9,544. The bank borrowing and the notional amount of the swap agreement are required to coincide until March 2009 when the bank debt is completely repaid and the swap expires.

     FMC is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The current credit exposure of derivatives is represented by the fair value of contracts with a positive fair value at the reporting date.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 2001 and 2000. FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                                         2001                      2000
                                               ------------------------    --------------------
                                                CARRYING        FAIR       CARRYING      FAIR
                                                 AMOUNT        VALUE        AMOUNT      VALUE
                                               ----------    ----------    --------    --------
                                                               ($ IN THOUSANDS)
Non derivatives
Assets
  Cash and cash equivalents..................  $   61,572    $   61,572    $ 64,577    $ 64,577
  Receivables................................     884,727       884,727     753,674     753,674
  IDPN receivables...........................          --            --       5,189       5,189
Liabilities
  Accounts payable...........................     278,741       278,741     281,197     281,197
  Income taxes payable.......................     176,249       176,249     117,572     117,572
  Debt.......................................     900,728       900,728     826,063     826,063
  Trust Preferred Securities.................   1,428,768     1,433,274     952,727     897,827
  Notes......................................     113,247       114,144          --          --
Derivatives:
  Foreign exchange contracts.................     (15,498)      (15,498)     12,197      25,269
  Dollar interest rate hedges................     (66,603)      (66,603)         --     (24,619)
  Yen interest rate hedges...................        (632)         (632)         --        (527)

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

     Because the Company's long-term bank debt represents borrowings from a syndicated bank credit facility, the long-term bank debt is valued at its carrying amount because the actual drawings under the facility carry interest on a variable basis which reflects actual money market conditions, plus specific margins which represent

Company-related performance ratios as well as the entire set of terms and conditions including covenants as determined in the senior credit agreement.

     The fair value of the Trust Preferred Securities is based upon market quotes.

     The fair value of the notes is calculated as difference between the coupon of the notes and the market quotes at the reporting date which include the Company-related margin. The margin is reasonably estimated to be unchanged at the reporting date from the dates when the notes were issued because of the relatively short period of time between the reporting date and the issue dates.

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

     Management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. Management believes that the most appropriate measure in this regard is earnings before interest and taxes (EBIT). In addition to EBIT, management believes that earnings before interest, taxes, depreciation and amortization (EBITDA) is helpful for investors as a measurement of the segment's and the Company's ability to generate cash and to service its financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in the Company's principal senior bank credit agreement and indentures relating to the Trust Preferred Securities. Management has excluded the effects of the special charge for Settlement in 1999 and of the special charge for legal matters in 2001 in the calculation of EBIT and EBITDA.

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

     Approximately 42% of the Company's worldwide revenue is derived from sources subject to regulations under U.S. governmental programs.

     Information pertaining to the Company's business segments is set forth below:

     Reconciliation of measures to consolidated totals excluding special charges.

                                                NORTH
                                               AMERICA      INTERNATIONAL    CORPORATE      TOTAL
                                              ----------    -------------    ---------    ----------
2001
  Net revenue external customers............  $3,602,468     $1,256,851      $     --     $4,859,319
  Inter-segment revenue.....................       1,702         24,344       (26,046)            --
                                              ----------     ----------      --------     ----------
  Total net revenue.........................   3,604,170      1,281,195       (26,046)     4,859,319
                                              ----------     ----------      --------     ----------
  EBITDA....................................     692,906        292,147       (24,174)       960,879
  Depreciation and amortization.............    (246,791)       (75,847)         (865)      (323,503)
                                              ----------     ----------      --------     ----------
  EBIT......................................     446,115        216,300       (25,039)       637,376
                                              ----------     ----------      --------     ----------
  Segment assets............................   5,017,131      1,444,776        52,923      6,514,830
  Capital expenditures and
     acquisitions(1)........................     346,358        174,852           727        521,937
2000
  Net revenue external customers............  $3,081,825     $1,119,513      $     --     $4,201,338
  Inter-segment revenue.....................       2,226         36,677       (38,903)            --
                                              ----------     ----------      --------     ----------
  Total net revenue.........................   3,084,051      1,156,190       (38,903)     4,201,338
                                              ----------     ----------      --------     ----------
  EBITDA....................................     652,212        263,281        (1,825)       913,668
  Depreciation and amortization.............    (222,769)       (68,460)       (1,626)      (292,855)
                                              ----------     ----------      --------     ----------
  EBIT......................................     429,443        194,821        (3,451)       620,813
                                              ----------     ----------      --------     ----------
  Segment assets............................   4,571,069      1,375,526        32,358      5,978,953
  Capital expenditures and
     acquisitions(2)........................     228,177        274,290           100        502,567
1999
  Net revenue external customers............  $2,804,264     $1,036,165      $     --     $3,840,429
  Inter-segment revenue.....................       4,195         42,853       (47,048)            --
                                              ----------     ----------      --------     ----------
  Total net revenue.........................   2,808,459      1,079,018       (47,048)     3,840,429
                                              ----------     ----------      --------     ----------
  EBITDA....................................     619,581        235,270       (10,429)       844,422
  Depreciation and amortization.............    (217,881)       (64,377)       (1,950)      (284,208)
                                              ----------     ----------      --------     ----------
  EBIT......................................     401,700        170,893       (12,379)       560,214
                                              ----------     ----------      --------     ----------
  Segment assets............................   4,653,058      1,064,108        35,217      5,752,383
  Capital expenditures and
     acquisitions(3)........................     146,498        114,774           330        261,602

---------------

(1) North America and International acquisitions exclude $233,895 and $10,473, respectively, of non-cash acquisitions for 2001

(2) International acquisitions exclude $ 13,614 of non-cash acquisitions for
    2000

(3) International acquisitions exclude $ 9,462 of non-cash acquisitions for 1999

                                                             2001         2000         1999
                                                           ---------    ---------    ---------
Reconciliation of measures to consolidated totals.
  Total EBITDA of reporting segments.....................  $ 985,053    $ 915,492    $ 854,851
  Total depreciation and amortization....................   (323,503)    (292,855)    (284,208)
  Special charge for Legal Matters.......................   (258,159)          --           --
  Special charge for 1999 Settlement.....................         --           --     (601,000)
  Corporate expenses.....................................    (24,174)      (1,825)     (10,429)
  Interest expense.......................................   (237,234)    (195,569)    (226,218)
  Interest expense on obligation related to 1999
  Settlement.............................................         --      (29,947)          --
  Interest income........................................     14,305        9,411        8,094
                                                           ---------    ---------    ---------
  Total income (loss) before income taxes and minority
     interest............................................  $ 156,288    $ 404,707    $(258,910)
                                                           =========    =========    =========
  Total EBIT of reporting segments.......................    662,415      624,264      572,593
  Special charge for legal matters.......................   (258,159)          --           --
  Special charge for 1999 Settlement.....................         --           --     (601,000)
  Corporate expenses.....................................    (25,039)      (3,451)     (12,379)
  Interest expense.......................................   (237,234)    (195,569)    (226,218)
  Interest expense on obligation related to 1999
     Settlement..........................................         --      (29,947)          --
  Interest income........................................     14,305        9,411        8,094
                                                           ---------    ---------    ---------
  Total income (loss) before income taxes and minority
     interest............................................  $ 156,288    $ 404,708    $(258,910)
                                                           =========    =========    =========
Depreciation and amortization
  Total depreciation and amortization of reporting
     segments............................................   (322,638)     291,228      282,258
  Corporate depreciation and amortization................       (865)       1,626        1,950
                                                           ---------    ---------    ---------
  Total depreciation and amortization....................  $(323,503)   $ 292,854    $ 284,208
                                                           =========    =========    =========

     For the geographic presentation, revenues are attributed to specific countries based on the end user's location for products and the country in which the service is provided. Information with respect to the Company's geographic operations is set forth in the table below:

                                                         UNITED STATES     REST OF
                                             GERMANY      AND CANADA      THE WORLD       TOTAL
                                             --------    -------------    ----------    ----------
2001
Net revenue external customers.............  $196,022     $3,602,468      $1,060,828    $4,859,318
Long-lived assets..........................    96,622        614,441         308,603     1,019,666
2000
Net revenue external customers.............  $193,857     $3,081,824      $  925,657    $4,201,338
Long-lived assets..........................    79,670        520,614         294,997       895,281
1999
Net revenue external customers.............  $213,209     $2,804,264      $  822,956    $3,840,429
Long-lived assets..........................    83,384        483,872         180,041       747,297

21. SUPPLEMENTARY CASH FLOW INFORMATION

     The following additional information is provided with respect to the Consolidated Statements of Cash Flows:

                                                               2001        2000        1999
                                                             --------    --------    --------
Supplementary cash flow information Cash paid for
  interest.................................................  $219,681    $222,826    $215,836
                                                             --------    --------    --------
Cash paid for income taxes, net............................  $ 62,747    $ 44,715    $ 27,954
                                                             --------    --------    --------
Supplemental disclosures of cash flow information
  Details for acquisitions:
  Assets acquired..........................................  $540,241    $346,378    $124,598
  Liabilities assumed......................................    75,024      52,843      13,186
  Debt issued in connection with acquisition...............   144,889      13,613       9,462
  Preference shares issued in connection with
     acquisition...........................................    99,479          --          --
                                                             --------    --------    --------
  Cash paid................................................   220,849     279,922     101,950
  Less cash acquired.......................................     4,138       5,392         624
                                                             --------    --------    --------
  Net cash paid for acquisitions...........................  $216,711    $274,530    $101,326
                                                             ========    ========    ========

22. SUBSEQUENT EVENTS

     On February 14, 2002, FMC redeemed the entire $360,000 aggregate liquidation amount outstanding of its 9% Trust Preferred Securities due 2006, utilizing funds borrowed under FMC's senior credit facility. The terms of the securities, which were issued in 1996, provide for optional redemption commencing December 1, 2001 at a redemption price of 104.5% of the liquidation amount, plus distributions accrued to the redemption date. On January 15, 2002, State Street Bank and Trust Company, as trustee, issued a redemption notice to security holders announcing that FMC had exercised its option to redeem and would redeem the securities on February 14, 2002 at a price of $1,045 per $1,000 liquidation amount plus accrued distributions of $18.25 per $1,000 for a total redemption price of $1,063.25 per $1,000.

     The Company is doing business in Argentina through subsidiaries as well as direct sales from Germany. In January 2002, the Argentine government announced its intent to create a dual currency system with an official fixed exchange rate of 1.4 pesos to 1 U.S. dollar for import and export transactions and a floating exchange rate for other transactions. Since 1991, the Argentine peso had been pegged to the U.S. dollar at a rate of 1 Argentine peso to 1 U.S. dollar. In December 2001, restrictions were placed on certain transactions, and currency exchange activity was effectively halted. On January 11, 2002, currency exchange activity resumed, and the floating exchange rate ranged from 1.6 to 1.7 pesos to 1 U.S. dollar. The Company, in accordance with U.S. GAAP, used the rate of 1.7 pesos to 1 U.S. dollar for purposes of translating Argentine peso financial statements as of December 31, 2001 and deferred the translation loss in other comprehensive income. As of February, 2002, the rate was 2.0 pesos to 1 U.S. dollar.

23. SUPPLEMENTAL CONDENSED COMBINING INFORMATION

     FMC Trust Finance S.a.r.l. Luxembourg, a wholly-owned subsidiary of FMC AG, has assumed or issued senior subordinated debt securities which were fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC AG and by D-GmbH, a wholly-owned subsidiary of FMC AG, and by FMCH, a substantially wholly-owned subsidiary of FMC AG (D-GmbH and FMCH being the "Guarantor Subsidiaries"). The following is combining financial information for the Company as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999, segregated between FMC AG, D-GmbH, FMCH and each of the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, FMC AG and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received. Separate financial statements and other disclosures concerning D-GmbH are not presented herein because management believes that they are not material to investors. FMCH is currently subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith files consolidated financial statements with the United States Securities and Exchange Commission.

     Additionally, as discussed in Note 11, dividends from Fresenius Medical Care Holdings, Inc., a wholly owned subsidiary, are limited as a result of a restriction on dividends from its subsidiary, National Medical Care, Inc., and its subsidiaries. As a result of this restriction, parent company only financial information is presented under the column FMC AG

                                                              FOR THE YEAR ENDED DECEMBER 31, 2001
                                           --------------------------------------------------------------------------
                                                            GUARANTOR
                                                           SUBSIDIARIES
                                                       --------------------   NON-GUARANTOR   COMBINING     COMBINED
                                            FMC AG      D-GMBH      FMCH      SUBSIDIARIES    ADJUSTMENT     TOTAL
                                           ---------   --------   ---------   -------------   ----------   ----------
Net revenue..............................  $      --   $620,730   $      --    $4,865,630     $(627,042)   $4,859,318
Cost of revenue..........................         --   367,771           --     3,471,425      (618,998)    3,220,198
                                           ---------   --------   ---------    ----------     ---------    ----------
  Gross profit...........................         --   252,959           --     1,394,205        (8,044)    1,639,120
                                           ---------   --------   ---------    ----------     ---------    ----------
Operating expenses:
  Selling, general and administrative....      5,012    97,530           --       855,786         7,716       966,044
  Research and development...............        344    26,868           --         8,488            --        35,700
  Special charge for Legal Matters.......         --        --           --       258,159            --       258,159
                                           ---------   --------   ---------    ----------     ---------    ----------
Operating (loss) income..................     (5,356)  128,561           --       271,772       (15,760)      379,217
                                           ---------   --------   ---------    ----------     ---------    ----------
Other (income) expense:
  Interest, net..........................     14,028     4,047       58,584       175,652       (29,382)      222,929
  Other, net.............................   (128,411)   72,969       44,106            --        11,336            --
                                           ---------   --------   ---------    ----------     ---------    ----------
Income before income taxes and minority
  interest...............................    109,027    51,545     (102,690)       96,120         2,286       156,288
  Income tax expense.....................     45,673    47,647      (23,434)       71,275       (49,959)       91,202
                                           ---------   --------   ---------    ----------     ---------    ----------
Income (loss) before minority interest...     63,354     3,898      (79,256)       24,845        52,245        65,086
Minority interest........................         --        --           --            --         1,732         1,732
                                           ---------   --------   ---------    ----------     ---------    ----------
Net income (loss)........................  $  63,354   $ 3,898    $ (79,256)   $   24,845     $  50,513    $   63,354
                                           =========   ========   =========    ==========     =========    ==========

                                                              FOR THE YEAR ENDED DECEMBER 31, 2000
                                           --------------------------------------------------------------------------
                                                            GUARANTOR
                                                           SUBSIDIARIES
                                                       --------------------   NON-GUARANTOR   COMBINING     COMBINED
                                            FMC AG      D-GMBH      FMCH      SUBSIDIARIES    ADJUSTMENT     TOTAL
                                           ---------   --------   ---------   -------------   ----------   ----------
Net revenue..............................  $      --   $552,747   $      --    $4,141,565     $(492,974)   $4,201,338
Cost of revenue..........................         --   320,287           --     2,891,592      (477,286)    2,734,593
                                           ---------   --------   ---------    ----------     ---------    ----------
  Gross profit...........................         --   232,460           --     1,249,973       (15,688)    1,466,745
                                           ---------   --------   ---------    ----------     ---------    ----------
Operating expenses:
  Selling, general and administrative....     15,519    88,923           --       714,751        (5,196)      813,997
  Research and development...............         --    25,902           --         6,033            --        31,935
                                           ---------   --------   ---------    ----------     ---------    ----------
  Operating (loss) income................    (15,519)  117,635           --       529,189       (10,492)      620,813
                                           ---------   --------   ---------    ----------     ---------    ----------
Other (income) expense:
  Interest, net..........................     (2,501)    5,917       58,681       155,118        (1,110)      216,105
  Other, net.............................   (286,260)   60,173     (140,459)       38,118       328,428            --
                                           ---------   --------   ---------    ----------     ---------    ----------
Income before income taxes and minority
  interest...............................    273,242    51,545       81,778       335,953      (337,810)      404,708
  Income tax expense (benefit)...........     61,167    46,019      (23,472)      155,909       (49,851)      189,772
                                           ---------   --------   ---------    ----------     ---------    ----------
Income before minority interest..........    212,075     5,526      105,250       180,044      (287,959)      214,936
Minority interest........................         --        --           --            --         2,861         2,861
                                           ---------   --------   ---------    ----------     ---------    ----------
Net income...............................  $ 212,075   $ 5,526    $ 105,250    $  180,044     $(290,820)   $  212,075
                                           =========   ========   =========    ==========     =========    ==========

                                                              FOR THE YEAR ENDED DECEMBER 31, 1999
                                           --------------------------------------------------------------------------
                                                            GUARANTOR
                                                           SUBSIDIARIES
                                                       --------------------   NON-GUARANTOR   COMBINING     COMBINED
                                            FMC AG      D-GMBH      FMCH      SUBSIDIARIES    ADJUSTMENT     TOTAL
                                           ---------   --------   ---------   -------------   ----------   ----------
Net revenue..............................  $      --   $556,354   $      --    $3,733,213     $(449,138)   $3,840,429
Cost of revenue..........................         --   348,923           --     2,548,748      (434,516)    2,463,155
                                           ---------   --------   ---------    ----------     ---------    ----------
  Gross profit...........................         --   207,431           --     1,184,465       (14,622)    1,377,274
                                           ---------   --------   ---------    ----------     ---------    ----------
Operating expenses:
  Selling, general and administrative....     13,701    74,149           --       701,719        (4,998)      784,572
  Research and development...............         --    24,527           --         7,961            --        32,488
  Special charge for 1999 Settlement.....         --        --           --       601,000            --       601,000
                                           ---------   --------   ---------    ----------     ---------    ----------
  Operating (loss) income................    (13,701)  108,754           --      (126,215)       (9,624)      (40,786)
                                           ---------   --------   ---------    ----------     ---------    ----------
Other (income) expense:
  Interest, net..........................        171     5,604       58,382       153,967            --       218,124
  Other, net.............................    188,727    56,364      291,998            --      (537,089)           --
                                           ---------   --------   ---------    ----------     ---------    ----------
(Loss) income before income taxes and
  minority interest......................   (202,599)   46,786     (350,380)     (280,182)      527,465      (258,910)
  Income tax expense (benefit)...........     36,562    43,654      (23,353)      (24,309)      (45,298)      (12,744)
                                           ---------   --------   ---------    ----------     ---------    ----------
(Loss) income before minority interest...   (239,161)    3,132     (327,027)     (255,873)      572,763      (246,166)
Minority interest........................         --        --           --            --         2,378         2,378
                                           ---------   --------   ---------    ----------     ---------    ----------
Net (loss) income........................  $(239,161)  $ 3,132    $(327,027)   $ (255,873)    $ 570,385    $ (248,544)
                                           =========   ========   =========    ==========     =========    ==========

                                                                          AT DECEMBER 31, 2001
                                              -----------------------------------------------------------------------------
                                                                 GUARANTOR
                                                               SUBSIDIARIES
                                                           ---------------------   NON-GUARANTOR    COMBINING     COMBINED
                                                FMC AG      D-GMBH       FMCH      SUBSIDIARIES    ADJUSTMENT      TOTAL
                                              ----------   --------   ----------   -------------   -----------   ----------
                                                                    (IN THOUSANDS, EXCEPT SHARE DATA)
Current assets:
  Cash and cash equivalents.................  $       16   $    33    $       --    $   61,523     $       --    $   61,572
  Trade accounts receivable, less allowance
    for doubtful accounts...................          --    75,863            --       808,864             --       884,727
  Accounts receivable from related
    parties.................................     363,304   205,155        70,344       574,062     (1,175,773)       37,092
  Inventories...............................          --    75,598            --       303,610        (32,819)      346,389
  Prepaid expenses and other current
    assets..................................      11,366    19,355            --       189,990          1,424       222,135
  Deferred taxes............................          --        --            --       198,698         28,516       227,214
                                              ----------   --------   ----------    ----------     -----------   ----------
    Total current assets....................     374,686   376,004        70,344     2,136,747     (1,178,652)    1,779,129
Property, plant and equipment, net..........         123    59,585            --       801,145        (22,270)      838,583
Intangible assets, including goodwill,
  net.......................................         966     6,863            --     3,674,194             --     3,682,023
Deferred taxes..............................          --        --            --        22,823         12,369        35,192
Other assets................................   3,034,888    12,120     2,704,775     1,358,693     (6,929,393)      181,083
                                              ----------   --------   ----------    ----------     -----------   ----------
  Total assets..............................  $3,410,663   $454,572   $2,775,119    $7,993,602     $(8,117,946)  $6,516,010
                                              ==========   ========   ==========    ==========     ===========   ==========
Current liabilities:
  Accounts payable..........................  $       78   $17,180    $       --    $  181,029     $       --    $  198,287
  Accounts payable to related parties.......     176,152   218,348       332,754       639,969     (1,286,769)       80,454
  Accrued expenses and other current
    liabilities.............................       9,051    46,932            --       352,162            902       409,047
  Accrual for special charge for Legal
    Matters.................................          --        --            --       221,812             --       221,812
  Short-term borrowings.....................         618        --            --        92,793             --        93,411
  Short-term borrowings from related
    parties.................................          --        --        17,504        15,005        (17,504)       15,005
  Current portion of long-term debt and
    capital lease obligations...............          --     1,669            --       163,290             --       164,959
  Income tax payable........................      76,469        --            --        99,780             --       176,249
  Deferred taxes............................      13,629     3,276            --        (4,043)         5,137        17,999
                                              ----------   --------   ----------    ----------     -----------   ----------
    Total current liabilities...............     275,997   287,405       350,258     1,761,797     (1,298,234)    1,377,223
Long term debt and capital lease
  obligations, less current portion.........     249,184     3,101       827,099       759,202     (1,102,817)      735,769
Long term borrowings from related parties...     265,766        --            --          (226)      (265,540)           --
Other liabilities...........................          --     3,342            --       115,447          5,056       123,845
Pension liabilities.........................         376    26,541            --        43,665             --        70,582
Deferred taxes..............................       2,596     3,724            --       136,526             --       142,846
Company obligated mandatorily redeemable
  preferred securities of subsidiary
  Fresenius Medical Care Capital Trusts
  holding solely Company-guaranteed
  debentures of subsidiary..................          --        --            --     1,428,768             --     1,428,768
Minority interest...........................          --        --        16,318            --          3,915        20,233
                                              ----------   --------   ----------    ----------     -----------   ----------
    Total liabilities.......................     793,919   324,113     1,193,675     4,245,179     (2,657,620)    3,899,266
Shareholders' equity:.......................   2,616,744   130,459     1,581,444     3,748,423     (5,460,326)    2,616,744
                                              ----------   --------   ----------    ----------     -----------   ----------
  Total liabilities and shareholders'
    equity..................................  $3,410,663   $454,572   $2,775,119    $7,993,602     $(8,117,946)  $6,516,010
                                              ==========   ========   ==========    ==========     ===========   ==========

                                                                          AT DECEMBER 31, 2000
                                              -----------------------------------------------------------------------------
                                                                 GUARANTOR
                                                               SUBSIDIARIES
                                                           ---------------------   NON-GUARANTOR    COMBINING     COMBINED
                                                FMC AG      D-GMBH       FMCH      SUBSIDIARIES    ADJUSTMENT      TOTAL
                                              ----------   --------   ----------   -------------   -----------   ----------
Current assets:
  Cash and cash equivalents.................  $      137   $   100    $       --    $   64,340     $       --    $   64,577
  Trade accounts receivable, less allowance
    for doubtful accounts...................          --    72,775            --       680,899             --       753,674
  Accounts receivable from related
    parties.................................     132,463   193,640        51,487       531,874       (863,347)       46,117
  Inventories...............................          --    67,988            --       286,199        (33,953)      320,234
  Prepaid expenses and other current
    assets..................................       2,539    20,237            --       195,515          1,424       219,715
  Deferred taxes............................         388     1,945            --       156,732         18,029       177,094
                                              ----------   --------   ----------    ----------     -----------   ----------
    Total current assets....................     135,527   356,685        51,487     1,915,559       (877,847)    1,581,411
Property, plant and equipment, net..........         205    49,460            --       705,353        (16,025)      738,993
Intangible assets, including goodwill,
  net.......................................         789     6,006            --     3,468,261             --     3,475,056
Loans to related parties....................      78,206        --       185,529       827,099     (1,090,834)           --
Deferred taxes..............................          --     3,011            --        13,949         10,245        27,205
Other assets................................   2,681,199    12,119     2,589,842       117,641     (5,244,513)      156,288
                                              ----------   --------   ----------    ----------     -----------   ----------
  Total assets..............................  $2,895,926   $427,281   $2,826,858    $7,047,862     $(7,218,974)  $5,978,953
                                              ==========   ========   ==========    ==========     ===========   ==========
Current liabilities:
  Accounts payable..........................  $      506   $16,356    $       --    $  186,512     $       --    $  203,374
  Accounts payable to related parties.......     113,406   180,997       257,566       372,978       (847,124)       77,823
  Accrued expenses and other current
    liabilities.............................       9,740    52,916            --       328,395            589       391,640
  Note payable related to 1999 Settlement...          --        --            --        85,920             --        85,920
  Short-term borrowings.....................         627       465            --       105,500             --       106,592
  Short-term borrowings from related
    parties.................................          --        --            --       218,333             --       218,333
  Current portion of long-term debt and
    capital lease obligations...............          --       516            --       167,715             --       168,231
  Income tax payable........................      87,277        --            --        30,295             --       117,572
  Deferred taxes............................         223     6,102            --        11,902          2,740        20,967
                                              ----------   --------   ----------    ----------     -----------   ----------
    Total current liabilities...............     211,779   257,352       257,566     1,507,550       (843,795)    1,390,452
Long term debt and capital lease
  obligations, less current portion.........       4,206     1,882       843,322       915,479     (1,107,057)      657,832
Other liabilities...........................          --     3,688            --        23,312          4,464        31,464
Pension liabilities.........................         327    24,682            --        44,961             --        69,970
Deferred taxes..............................         864     5,238            --       170,385             --       176,487
Company obligated mandatorily redeemable
  preferred securities of subsidiary
  Fresenius Medical Care Capital Trusts
  holding solely Company-guaranteed
  debentures of subsidiary..................          --        --            --       952,727             --       952,727
Minority interest...........................          --        --        16,318            --          4,953        21,271
                                              ----------   --------   ----------    ----------     -----------   ----------
    Total liabilities.......................     217,176   292,842     1,117,206     3,614,414     (1,941,435)    3,300,203
Shareholders' equity:.......................   2,678,750   134,439     1,709,652     3,433,448     (5,277,539)    2,678,750
                                              ----------   --------   ----------    ----------     -----------   ----------
  Total liabilities and shareholders'
    equity..................................  $2,895,926   $427,281   $2,826,858    $7,047,862     $(7,218,974)  $5,978,953
                                              ==========   ========   ==========    ==========     ===========   ==========

                                                                  FOR THE YEAR ENDED DECEMBER 31, 2001
                                                -------------------------------------------------------------------------
                                                                 GUARANTOR
                                                                SUBSIDIARIES
                                                            --------------------   NON-GUARANTOR   COMBINING    COMBINED
                                                 FMC AG      D-GMBH      FMCH      SUBSIDIARIES    ADJUSTMENT     TOTAL
                                                ---------   --------   ---------   -------------   ----------   ---------
Operating Activities:
  Net income (loss)...........................  $  63,354   $ 3,898    $ (79,256)    $  24,845     $  50,513    $  63,354
  Adjustments to reconcile net income (loss)
    to cash flows provided by (used in)
    operating activities:
  Equity affiliate income.....................      8,849        --       44,106            --       (52,955)          --
    Depreciation and amortization.............        864    19,193           --       308,285        (4,839)     323,503
    Change in deferred taxes, net.............     15,815       969           --       (60,018)       (3,167)     (46,401)
    (Gain) loss on sale of fixed assets.......         --      (484)          --         1,494            --        1,010
    Gain on sale of investments...............     (6,685)       --           --            --         6,685           --
    Compensation expense related to stock
      options.................................      1,153        --           --            --            --        1,153
  Changes in assets and liabilities, net of
    amounts from businesses acquired or
    disposed of:
    Trade accounts receivable, net............         --    (7,049)          --      (110,044)           --     (117,093)
    Inventories...............................         --   (11,388)          --       (19,565)          752      (30,201)
    Prepaid expenses, other current and
      non-current assets......................    (11,723)     (827)       1,491       (25,857)        8,454      (28,462)
    Accounts receivable from/ payable to
      related parties.........................   (114,829)   26,219       57,613        58,725       (18,874)       8,854
    Accounts payable, accrued expenses and
      other current and non-current
      liabilities.............................     (4,803)      899           --       187,140           756      183,992
    Income taxes payable......................     (6,294)       --      (23,434)       94,267            --       64,539
                                                ---------   --------   ---------     ---------     ---------    ---------
      Net cash (used in) provided by operating
        activities............................    (54,299)   31,430          520       459,272       (12,675)     424,248
                                                ---------   --------   ---------     ---------     ---------    ---------
Investing Activities:
  Purchases of property, plant and
    equipment.................................       (727)  (33,628)          --      (252,755)       11,885     (275,225)
  Proceeds from sale of property, plant and
    equipment.................................         23     1,180           --        22,992            --       24,195
  Disbursement of loans to related parties....   (460,652)       --           --            --       460,652           --
  Acquisitions and investments, net of cash
    acquired..................................    (50,297)     (417)          --      (205,242)       39,245     (216,711)
                                                ---------   --------   ---------     ---------     ---------    ---------
      Net cash used in investing activities...   (511,653)  (32,865)          --      (435,005)      511,782     (467,741)
                                                ---------   --------   ---------     ---------     ---------    ---------
Financing Activities:
  Short-term borrowings, net..................       (518)     (448)          --      (224,536)           --     (225,502)
  Payments on obligation related to 1999
    Settlement................................         --        --           --       (85,920)           --      (85,920)
  Long-term debt and capital lease
    obligations, net..........................    625,877     2,539           --      (219,735)     (460,652)     (51,971)
  Proceeds from issuance of trust preferred
    securities................................         --        --           --       477,169        (6,571)     470,598
  Decrease of accounts receivable
    securitization program....................         --        --           --        (3,464)           --       (3,464)
  Proceeds from exercise of stock options.....      6,391        --           --            --            --        6,391
  Capital increase of
    Non-Guarantor-Subsidiaries................         --        --           --        38,330       (38,330)          --
  Dividends paid..............................    (65,782)       --           --        (4,714)        4,714      (65,782)
  Change in minority interest.................         --        --         (520)       (2,065)        1,732         (853)
                                                ---------   --------   ---------     ---------     ---------    ---------
      Net cash provided by (used in) financing
        activities............................    565,968     2,091         (520)      (24,935)     (499,107)      43,497
                                                ---------   --------   ---------     ---------     ---------    ---------
Effect of exchange rate changes on cash and
  cash equivalents............................       (137)     (723)          --        (2,149)           --       (3,009)
Cash and Cash Equivalents:
Net decrease in cash and cash equivalents.....       (121)      (67)          --        (2,817)           --       (3,005)
Cash and cash equivalents at beginning of
  period......................................        137       100           --        64,340            --       64,577
                                                ---------   --------   ---------     ---------     ---------    ---------
Cash and cash equivalents at end of period....  $      16   $    33    $      --     $  61,523     $      --    $  61,572
                                                =========   ========   =========     =========     =========    =========

                                                                 FOR THE YEAR ENDED DECEMBER 31, 2000
                                                ----------------------------------------------------------------------
                                                                GUARANTOR
                                                              SUBSIDIARIES
                                                           -------------------   NON-GUARANTOR   COMBINING    COMBINED
                                                 FMC AG     D-GMBH      FMCH     SUBSIDIARIES    ADJUSTMENT    TOTAL
                                                --------   --------   --------   -------------   ----------   --------
Operating Activities:
  Net income..................................  $212,075   $ 5,526    $105,250     $180,044      $(290,820)   $212,075
  Adjustments to reconcile net income to cash
    flows provided by (used in) operating
    activities:
  Equity affiliate income.....................  (87,521)        --                 (140,459)        38,118     189,862
    Depreciation and amortization.............    1,625     19,512          --      274,841         (3,124)    292,854
    Change in deferred taxes, net.............  (12,514)    (1,298)         --       93,049         (2,303)     76,934
    (Gain) loss on sale of fixed assets.......      (40)    (1,239)         --          990             --        (289)
    Gain on sale of investments...............  (66,189)        --          --           --         66,189          --
    Compensation expense related to stock
      options.................................    3,980         --          --           --             --       3,980
  Changes in assets and liabilities, net of
    amounts from businesses acquired or
    disposed of:
    Trade accounts receivable, net............       --      2,865          --     (177,198)            --    (174,333)
    Inventories...............................       --    (10,527)         --      (17,945)         5,465     (23,007)
    Prepaid expenses, other current and
      non-current assets......................    5,241    (11,377)      1,491       (4,272)           632      (8,285)
    Accounts receivable from/ payable to
      related parties.........................  (56,306)     6,884      56,809      (44,492)        18,304     (18,801)
    Accounts payable, accrued expenses and
      other current and non-current
      liabilities.............................    5,716     14,285          --      (39,895)          (795)    (20,689)
    Income taxes payable......................   52,846         --     (23,472)      21,453             --      50,827
                                                --------   --------   --------     --------      ---------    --------
      Net cash provided by (used in) operating
        activities............................   58,913     24,631        (381)     324,693        (16,590)    391,266
                                                --------   --------   --------     --------      ---------    --------
Investing Activities:
  Purchases of property, plant and
    equipment.................................     (100)   (23,992)         --     (213,466)         9,521    (228,037)
  Proceeds from sale of property, plant and
    equipment.................................       49      2,352          --       18,323             --      20,724
  Acquisitions and investments, net of cash
    acquired..................................  (314,421)   (2,619)         --     (268,028)       310,538    (274,530)
  Disbursement of loans to related parties,
    net.......................................  (240,139)       --          --           --        240,139          --
                                                --------   --------   --------     --------      ---------    --------
      Net cash used in investing activities...  (554,611)  (24,259)         --     (463,171)       560,198    (481,843)
                                                --------   --------   --------     --------      ---------    --------
Financing Activities:
  Short-term borrowings, net..................   (6,577)       441          --     (103,057)            --    (109,193)
  Long-term debt and capital lease
    obligations, net..........................       --       (740)        901      257,858       (224,534)     33,485
  Payments on obligation related to 1999
    Settlement................................       --         --                 (386,815)            --    (386,815)
  Proceeds from issuance of preference
    shares....................................  556,958         --          --           --             --     556,958
  Increase of accounts receivable
    securitization program....................       --         --          --      111,402             --     111,402
  Proceeds from exercise of stock options.....      885         --          --           --             --         885
  Capital increase of
    Non-Guarantor-Subsidiaries................       --         --          --      312,352       (312,352)         --
  Dividends paid..............................  (51,229)        --          --       (6,385)         6,385     (51,229)
  Change in minority interest.................       --         --        (520)          --            659         139
                                                --------   --------   --------     --------      ---------    --------
      Net cash provided by (used in) financing
        activities............................  500,037       (299)        381      185,355       (529,842)    155,632
                                                --------   --------   --------     --------      ---------    --------
Effect of exchange rate changes on cash and
  cash equivalents............................   (4,357)       (10)         --      (17,105)       (13,766)    (35,238)
Cash and Cash Equivalents:
Net (decrease) increase in cash and cash
  equivalents.................................      (18)        63          --       29,772             --      29,817
Cash and cash equivalents at beginning of
  period......................................      155         37          --       34,568             --      34,760
                                                --------   --------   --------     --------      ---------    --------
Cash and cash equivalents at end of period....  $   137    $   100    $     --     $ 64,340      $      --    $ 64,577
                                                ========   ========   ========     ========      =========    ========

                                                                  FOR THE YEAR ENDED DECEMBER 31, 1999
                                               --------------------------------------------------------------------------
                                                                 GUARANTOR
                                                               SUBSIDIARIES
                                                           ---------------------   NON-GUARANTOR   COMBINING    COMBINED
                                                FMC AG      D-GMBH       FMCH      SUBSIDIARIES    ADJUSTMENT     TOTAL
                                               ---------   ---------   ---------   -------------   ----------   ---------
Operating Activities:
  Net (loss) income..........................  $(239,161)  $   3,132   $(327,027)    $(255,873)    $ 570,385    $(248,544)
  Adjustments to reconcile net (loss) income
    to cash flows provided by (used in)
    operating activities:
  Equity affiliate loss......................    305,430          --     291,998            --      (597,428)          --
    Depreciation and amortization............      2,981      22,330          --       264,005        (5,108)     284,208
    Write-off of IDPN accounts receivable....         --          --          --        94,349            --       94,349
    Change in deferred taxes, net............     (3,276)        119          --       (81,956)       (4,812)     (89,925)
    Loss on sale of fixed assets.............        163          --          --           828            --          991
  Changes in assets and liabilities, net of
    amounts from businesses acquired or
    disposed of:
    Trade accounts receivable, net...........         --     (18,485)         --      (117,777)           --     (136,262)
    Inventories..............................         --        (562)         --       (22,145)        6,953      (15,754)
    Prepaid expenses, other current and
      non-current assets.....................     (5,578)     (4,062)      1,491       (35,243)        6,674      (36,718)
    Accounts receivable from/ payable to
      related parties........................    (30,345)     (6,391)     56,560       (35,540)          770      (14,946)
    Accounts payable, accrued expenses and
      other current and non-current
      liabilities............................      1,340      28,778          --       455,438         3,140      488,696
    Income taxes payable.....................     23,936          --     (23,353)       28,079            --       28,662
                                               ---------   ---------   ---------     ---------     ---------    ---------
      Net cash provided by (used in)
        operating activities of continuing
        operations...........................     55,490      24,859        (331)      294,165       (19,426)     354,757
                                               ---------   ---------   ---------     ---------     ---------    ---------
      Net cash used in operating activities
        of discontinued operations...........         --          --          --        (3,782)           --       (3,782)
                                               ---------   ---------   ---------     ---------     ---------    ---------
      Net cash provided by (used in)
        operating activities.................     55,490      24,859        (331)      290,383       (19,426)     350,975
                                               ---------   ---------   ---------     ---------     ---------    ---------
Investing Activities:
  Purchases of property, plant and
    equipment................................       (326)    (23,611)         --      (140,208)        3,869     (160,276)
  Proceeds from sale of property, plant and
    equipment................................         92       1,065          --         5,973            --        7,130
  Acquisitions and investments, net of cash
    acquired.................................     (9,002)         --          --      (100,288)        7,964     (101,326)
                                               ---------   ---------   ---------     ---------     ---------    ---------
      Net cash used in investing
        activities...........................     (9,236)    (22,546)         --      (234,523)       11,833     (254,472)
                                               ---------   ---------   ---------     ---------     ---------    ---------
Financing activities:
  Short-term borrowings, net.................     (3,595)       (456)         --       272,685            --      268,634
  Long-term debt and capital lease
    obligations, net.........................      4,817      (1,836)        851      (286,948)         (465)    (283,581)
  Retirement of convertible investment
    securities...............................         --          --          --       (47,664)           --      (47,664)
  Increase of accounts receivable
    securitization program...................         --          --          --        29,400            --       29,400
  Proceeds from exercise of stock options....      1,719          --          --            --            --        1,719
  Capital Increase of
    Non-Guarantor-Subsidiaries...............         --          --          --         8,556        (8,556)          --
  Dividends paid.............................    (48,404)         --          --       (15,516)       15,516      (48,404)
  Change in minority interest................         --          --        (520)           --         1,098          578
                                               ---------   ---------   ---------     ---------     ---------    ---------
      Net cash (used in) provided by
        financing activities.................    (45,463)     (2,292)        331       (39,487)        7,593      (79,318)
                                               ---------   ---------   ---------     ---------     ---------    ---------
Effect of exchange rate changes on cash and
  cash equivalents...........................     (1,665)         (6)         --       (12,621)           --      (14,292)
Cash and Cash Equivalents:
Net (decrease) increase in cash and cash
  equivalents................................       (874)         15          --         3,752            --        2,893
Cash and cash equivalents at beginning of
  period.....................................      1,029          22          --        30,816            --       31,867
                                               ---------   ---------   ---------     ---------     ---------    ---------
Cash and cash equivalents at end of period...  $     155   $      37   $      --     $  34,568     $      --    $  34,760
                                               =========   =========   =========     =========     =========    =========

                                                                     SCHEDULE II

                           FRESENIUS MEDICAL CARE AG

                       VALUATIONS AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                              (REDUCTION)
                                                BALANCE AT     CHARGE TO     DEDUCTIONS/     BALANCE
                                                BEGINNING      COSTS AND     WRITE-OFFS/     AT END
                                                OF PERIOD      EXPENSES      RECOVERIES     OF PERIOD
                                                ----------    -----------    -----------    ---------
Allowance for doubtful accounts:
  Year ended December 31, 2001................   $111,181       $100,083       $73,136      $138,128
  Year ended December 31, 2000................   $101,262       $69,967        $60,048      $111,181
  Year ended December 31, 1999................   $ 78,167       $46,418        $23,323      $101,262