Form 20-F/A
period 2001-12-31
FRESENIUS MEDICAL CARE CORP
filed 2002-04-09
CIK 1019600

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  FORM 20-F/A

                                AMENDMENT NO. 1
[ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
     SECURITIES EXCHANGE ACT OF 1934

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

                          Item 17 [ ]     Item 18 [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The registrant hereby amends its annual report on Form 20F filed April 3, 2002 in the following respects:

                                    PART III

ITEM 19.  EXHIBITS

10.1 Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft.

                                   SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

     DATE: April 9, 2002

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