Form 20-F
period 2002-12-31
FRESENIUS MEDICAL CARE CORP
filed 2003-03-18
CIK 1019600

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number

FRESENIUS MEDICAL CARE AKTIENGESELLSCHAFT

(Exact name of Registrant as specified in its charter)

FRESENIUS MEDICAL CARE CORPORATION

(Translation of Registrant’s name into English)

Germany

(Jurisdiction of incorporation or organization)

Else-Kröner Strasse 1, 61352 Bad Homburg, Germany

(Address of principal executive offices)

          Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares representing Preference Shares	New York Stock Exchange

Preference Shares, no par value	New York Stock Exchange(1)

American Depositary Shares representing Ordinary Shares	New York Stock Exchange

Ordinary Shares, no par value	New York Stock Exchange(1)

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

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

     Preference Shares, no par value 26,188,575

     Ordinary Shares, no par value 70,000,000

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☒

i

INTRODUCTION

Forward Looking Statements

      This report contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are based upon our current expectations, assumptions, estimates and projections about us and our industry that address, among other things:

•	our business development, operating development and financial condition;

•	our expectations of growth in the patient population regarding renal dialysis products and services;

•	our expansion and acquisition plans and our capital expenditures budget;

•	the impact of our expansion on our revenue potential, cost basis and margins;

•	our ability to remain competitive in the markets for our products and services;

•	the effects of regulatory developments, legal proceedings and our settlement of government investigations into our business;

•	possible changes in government reimbursement policies and those of private payors;

•	our ability to develop and maintain additional sources of financing; and

•	other statements of our expectations, beliefs, future plans and strategies, anticipated development and other matters that are not historical facts.

      When used in this report, the words “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. Important factors that could contribute to such differences are noted in this report under “Business Overview” in “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 8.A.7. Legal Proceedings”.

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

      Not applicable

Item 2.  Other Statistics and Expected Timetable

      Not applicable

Item 3.  Key Information

Selected Financial Data

      The following table summarizes the consolidated financial information for our business for each of the years 1998 through 2002. We derived the selected financial information from our consolidated financial statements. We prepared our financial statements in accordance with accounting principles generally accepted in the United States of America and KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent accountants, audited these financial statements. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this document and the information under “Item 5. Operating and Financial Review and Prospects”.

	2002(C)	2001(A)	2000	1999(B)	1998(C)

	(In millions)
Statement of Operations Data:
Net revenues	$5,084	$4,859	$4,201	$3,840	$3,506
Cost of revenues	3,428	3,220	2,734	2,463	2,243

Gross profit	1,656	1,639	1,467	1,377	1,263
Selling, general and administrative	914	966	814	785	743
Research and development	47	36	32	32	31
Special charge	—	258	—	601	—

Operating income (loss)	695	379	621	(41)	489
Interest expense, net	207	223	216	218	220

Income (loss) before income taxes, minority interest and extraordinary loss	488	156	405	(259)	269
Income (loss) from continuing operations before extraordinary loss and cumulative effect of accounting change	302	63	212	(249)	132
Net income (loss)	$290	$63	$212	$(249)	$19

Weighted average of:
Preference shares outstanding	26,185,178	26,035,330	19,002,118	9,023,341	9,023,341
Ordinary shares outstanding	70,000,000	70,000,000	70,000,000	70,000,000	70,000,000
Basic income (loss) from continuing operations before extraordinary loss per Ordinary share	$3.12	$0.65	$2.37	$(3.15)	$1.62
Fully diluted income (loss) from continuing operations before extraordinary loss per Ordinary share	3.12	0.64	2.36	(3.15)	1.62
Basic income (loss) per Ordinary share	3.00	0.65	2.37	(3.15)	0.20

	2002(C)		2001(A)	2000	1999(B)	1998(C)

	(In millions)
Fully diluted income (loss) per Ordinary share	3.00		0.64	2.36	(3.15)	0.20
Basic income (loss) from continuing operations before extraordinary loss per Preference share	3.18		0.70	2.43	(3.15)	1.78
Fully diluted income (loss) from continuing operations before extraordinary loss per Preference share	3.18		0.69	2.42	(3.15)	1.78
Basic income (loss) per Preference share	3.06		0.70	2.43	(3.15)	0.36
Fully diluted income (loss) per Preference share	3.06		0.69	2.42	(3.15)	0.36
Basic and fully diluted net income (loss) per Ordinary ADS	1.00		0.22	0.79	(1.05)	0.07
Basic and fully diluted net income (loss) per Preference ADS	1.02		0.23	0.81	(1.05)	0.12
Dividends declared per Ordinary share (€)(a)	0.94	(b)	0.85	0.78	0.69	0.59
Dividends declared per Preference share (€)(a)	1.00	(b)	0.91	0.84	0.75	0.64
Dividends declared per Ordinary share ($)(a)	—	(b)	0.78	0.72	0.64	0.61
Dividends declared per Preference share ($)(a)	—	(b)	0.84	0.78	0.69	0.66
Balance Sheet Data
Working capital	$526		$402	$191	$(229)	$448
Total assets	6,780		6,516	5,979	5,752	5,679
Total long-term debt(c)	2,234		2,165	1,611	1,618	2,070
Shareholders’ equity (net assets)	2,807		2,617	2,679	2,002	2,357
Capital Stock — Preference shares — Nominal Value	70		70	64	28	28
Capital Stock — Ordinary shares — Nominal Value	229		229	229	229	229

(A)	Includes the special charge to address 1996 merger related legal matters, estimated liabilities and legal expenses arising in connection with the W.R. Grace Chapter 11 proceedings and the cost of resolving pending litigation and other disputes with certain commercial insurers. You can find a more detailed discussion of this special charge in “Item 5.A. Operating Results — Year ended December 31, 2001 compared year ended December 31, 2000 — Special Charge for Legal Matters” and in Note 3 of the Notes to our Consolidated Financial Statements.

(B)	Reflects the impact of the special charge relating to the settlement agreement with the U.S. government regarding U.S. government investigations. You can find a more detailed discussion of the final terms of the settlement in Note 2 of the Notes to our Consolidated Financial Statements.

(C)	Includes the effect of an accounting change. In 1998 the accounting change relates to the early adoption of Statement of Position No. 98-5, Reporting on the Costs of Start-up Activities. The accounting change in 2002 relates to the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002 (see Note 1 of the Notes to our Consolidated Financial Statements).

(a)	Amounts shown for each year from 1998 to 2001 represent dividends paid with respect to such year. The actual declaration and payment of the dividend was made in the following year, after approval of the dividend at our general meeting.

(b)	Our managing board and our supervisory board have proposed dividends for 2002 of €1.00 per Preference share and €0.94 per Ordinary share. These dividends are subject to approval by our shareholders at our annual general meeting to be held on May 22, 2003.

(c)	Total long-term debt represents long-term debt and capital lease obligations, less current portions and (i) at December 31, 1998, 1999 and 2000, the mandatorily redeemable preferred securities of Fresenius Medical Care Capital Trust, Fresenius Medical Care Capital Trust II,

and Fresenius Medical Care Capital Trust III, (ii) at December 31, 2001, the mandatorily redeemable preferred securities of Fresenius Medical Care Capital Trust, Fresenius Medical Care Capital Trust II, Fresenius Medical Care Capital Trust III, Fresenius Medical Care Capital Trust IV, and Fresenius Medical Care Capital Trust V and (iii) at December 31, 2002, the mandatorily redeemable preferred securities of Fresenius Medical Care Capital Trust II, Fresenius Medical Care Capital Trust III, Fresenius Medical Care Capital Trust IV, and Fresenius Medical Care Capital Trust V. On February 14, 2002, we redeemed the entire $360 million aggregate liquidation amount of the trust preferred securities of Fresenius Medical Care Capital Trust.

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

      Fresenius Medical Care Holdings is party to a corporate integrity agreement with the U.S. government. This agreement requires that Fresenius Medical Care Holdings staff and maintain a comprehensive compliance program, including a written code of conduct, training programs, regulatory compliance policies and procedures, annual audits and periodic reporting to the government. The corporate integrity agreement permits the U.S. government to exclude Fresenius Medical Care Holdings and its subsidiaries from participation in U.S. federal health care programs if there is a material breach of the agreement that Fresenius Medical Care Holdings does not cure within thirty days after Fresenius Medical Care Holdings receives written notice of the breach. We derive approximately 43% of our consolidated revenue from U.S. federal health care benefit programs. Consequently, if Fresenius Medical Care Holdings commits a material breach of the corporate integrity agreement that results in the exclusion of Fresenius Medical Care Holdings or its subsidiaries from continued participation in those programs it would significantly decrease our revenue and have a material adverse effect on our business, financial condition and results of operations.

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

A reduction in U.S. government reimbursement for dialysis care would materially decrease our revenues

      For the twelve months ended December 31, 2002 approximately 43% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. Legislative changes may affect the reimbursement rates for the services we provide, as well as the scope of Medicare and Medicaid coverage. A decrease in Medicare or Medicaid reimbursement rates or covered services could have a material adverse effect on our business, financial condition and results of operations.

A change in reimbursement for or utilization of EPO could materially reduce our revenue and operating profit

      Reimbursement and revenue from the administration of erythropoetin, or EPO, accounted for approximately 26% of dialysis care revenue in our North America segment for the twelve months ended December 31, 2002. EPO is produced by a single source manufacturer, Amgen Inc. Our current contract with Amgen covers the period from January 2002 to December 2003. A reduction in reimbursement for EPO, a significant change in utilization of EPO, an interruption of supply or our inability to obtain satisfactory purchase terms for EPO could reduce our revenues from, or increase our costs in connection with the administration of EPO, which could materially adversely affect our business, financial condition and results of operations.

Creditors of W.R. Grace & Co. Conn. have asserted claims against us

      We were formed in 1996 as a result of a series of transactions with W.R. Grace & Co that we refer to as the merger. At the time of the merger, W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos), pre-merger tax claims and other claims unrelated to its dialysis business; in connection with the merger, W.R. Grace & Co.-Conn. and other Grace entities agreed to indemnify Fresenius Medical Care and its subsidiaries against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the merger, other than liabilities arising from or relating to National Medical Care’s operations.

      In addition, the merger was consummated as a tax free organization. Pre-merger tax claims or other tax claims that would arise if events were to violate the tax-free nature of the merger could ultimately be the obligation of our principal subsidiary, Fresenius Medical Care Holdings, Inc. (“FMCH”). In particular, W.R. Grace & Co. has publicly disclosed that its tax returns for the years 1993 through 1996 are under audit by the U.S. Internal Revenue Service, that it has paid tax and interest with respect to certain deductions taken prior to 1993 and that similar deductions were taken in the years under audit. Subject to certain representations made by W.R. Grace & Co.-Conn, FMCH and Fresenius AG, W.R. Grace & Co.-Conn. and other Grace entities also agreed to indemnify us against any such tax liability. W.R. Grace & Co.-Conn. and many of its affiliates have filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (“Grace Chapter 11 Proceedings”). If W.R. Grace & Co.-Conn.’s (and its affiliates in and out of bankruptcy) obligations to indemnify us are terminated or limited as a result of bankruptcy proceedings, and we are held liable for pre-merger obligations of W.R. Grace & Co.-Conn. or if the merger is determined to be a taxable transaction, our business, financial condition and results of operations could be adversely affected.

      Claims have been brought against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn. (“asbestos creditors”), principally alleging that the merger was a fraudulent conveyance, violated the uniform fraudulent transfer act, and constituted a conspiracy. We are also engaged in litigation with Sealed Air Corporation (with which W.R. Grace & Co.-Conn. conducted a multistep transaction subsequent to the merger) over our entitlement to indemnification from Sealed Air for losses and expenses we incur relating to pre-merger tax liabilities of W.R. Grace & Co. and merger-related claims.

      In February 2003, the Company reached an agreement with the asbestos creditors’ committees in the Grace Chapter 11 Proceedings to settle these claims. For additional information concerning the Grace Chapter 11 Proceedings and the settlement agreement see “Item 8.A.7 — Legal Proceedings.” The proposed settlement is subject to bankruptcy court approval and to confirmation of a final plan of reorganization of W.R. Grace & Co. that meets the requirements of the settlement agreement or is otherwise satisfactory to the Company. If the proposed settlement with the asbestos creditors’ committees is not approved by the court or confirmed in such a final plan of reorganization, the plaintiffs’ claims may be reinstated. If the claims are reinstated and the merger is determined to be a fraudulent transfer and if material damages are proved by the plaintiffs and we are not able to collect, in whole or in part, on the indemnity from any of our indemnitors, a judgment could have a material adverse effect on our business, financial condition and results of operations. We recorded a pre-tax accrual of $172,034,000 at December 31, 2001 to reflect our estimated exposure for liabilities and expenses related to the Grace Chapter 11 Proceedings. See Note 3 to our consolidated financial statements.

We are defendants in litigation by private insurance companies alleging inappropriate billing practices

      FMCH, National Medical Care, and subsidiaries of National Medical Care are defendants in litigation brought by private payors alleging inappropriate billing practices for nutritional therapy, diagnostic and clinical laboratory tests and misrepresentations. For information regarding these proceedings, see “Item 8.A.7 — Legal Proceedings.” In July of 2002, FMCH entered into an agreement with Aetna Life Insurance Company that resolves these claims and the Company’s counterclaims relating to overdue payments for services rendered by the Company to the Aetna’s beneficiaries. We are still in litigation with some payors, and other private payors have contacted FMCH and have asserted that National Medical Care received excess payments and may file their own lawsuit seeking reimbursement and other damages from National Medical Care. Although we cannot predict the ultimate outcome on us of these proceedings at this time, an adverse result could have a material adverse effect on our business, financial condition and results of operations since an adverse determination could result in substantial liability or changes in our reimbursement arrangements with private insurers. In light of the Aetna agreement we established a pre-tax accrual of $55,489,000 at December 31, 2001 to provide for the settlement of the Aetna lawsuit and estimated legal expenses related to the continued defense of other commercial insurer claims and resolution of these claims, including overdue payments for services we rendered to these insurers’ beneficiaries (see Note 3 to our consolidated financial statements). We cannot assure that the costs associated with resolving the Aetna settlement, the overdue payments, and the other commercial insurers’ claims will not exceed the $55,489,000 pre-tax accrual.

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

      We are engaged in both manufacturing dialysis products and providing dialysis services. We compete in the dialysis services business with many customers of our products business. As a result, independent dialysis clinics, those operated by other chains and dialysis centers acquired by other products manufacturers may elect to limit or terminate their purchases of our dialysis products so as to avoid purchasing products manufactured by a competitor. In addition, as consolidation in the dialysis services business continues and other vertically integrated dialysis companies expand, the external market for our dialysis products could be reduced. Possible purchase reductions could decrease our product revenues, with a material adverse effect on our business, financial condition and results of operations.

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

We face products liability and other claims which could result in significant liability

      Health care companies are subject to claims alleging negligence, products liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not liability is ultimately imposed. Health care products may also be subject to recalls. Although product liability claims and recalls have not had a material adverse effect on our businesses in the past, we cannot assure that we will not suffer one or more significant claims or product recalls in the future. Product liability claims or recalls could result in judgments against us or significant compliance costs, which could materially adversely affect our business, financial condition and results of operations.

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

If physicians and other referral sources cease referring patients to our dialysis clinics or cease purchasing our dialysis products, our revenues would decrease

      Our dialysis services business is dependent upon patients choosing our clinics as the location for their treatments. Patients may select a clinic based, in whole or in part, on the recommendation of their physician. We believe that physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility to an ESRD patient, including, but not limited to, the quality of care at a clinic, the competency of a clinic’s staff, convenient scheduling, and a clinic’s location and physical condition. Physicians may change their facility recommendations at any time, which may result in the movement of our existing patients to competing clinics, including clinics established by the physicians themselves. At most of our clinics, a relatively small number of physicians account for the referral of all or a significant portion of the patient base. If a significant number of physicians ceased referring their patients to our clinics, this could reduce our dialysis care revenue and materially adversely affect our overall operations. Our operations are also affected by referrals from hospitals, managed care plans and other sources.

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

      Revenues from international operations are subject to a number of risks, including the following:

•	Fluctuations in exchange rates could adversely affect profitability;

•	We may face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems;

•	Local regulations may restrict our ability to obtain a direct ownership interest in dialysis clinics or other operations;

•	Political instability, especially in developing countries, could disrupt our operations;

•	Some customers and governments may have longer payment cycles, with resulting adverse effects on our cash flow; and

•	Some countries could impose additional taxes or restrict the import of our products.

      The continuing financial crisis in Latin America and the decline of many of its major currencies against the U.S. dollar have affected our international operations and caused us to test our Latin America operations for impairment. See Item 5, “Operating and Financial Review and Prospects — Financial Condition and Results of Operations — Year ended December 31, 2002 compared to year ended December 31, 2001.” Any one or more of these factors, or any difficulty in integrating businesses we acquire into our operations, could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse effects on our business, financial condition and results of operations.

Other Risks

Our significant indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy

      We are substantially leveraged. As of December 31, 2002, our total consolidated liabilities were $3.97 billion, including obligations with respect to all our trust preferred securities of approximately $1.1 billion, our total consolidated assets were $6.78 billion and our stockholders’ equity was $2.81 billion. Our substantial level of debt presents the risk that we might not generate sufficient cash to service our indebtedness or that our leveraged capital structure could limit our ability to finance acquisitions and development of additional projects, to compete effectively or to operate successfully under adverse economic conditions.

      Our senior credit agreement and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our senior credit agreement, we are obligated to maintain a minimum consolidated net worth and a minimum consolidated fixed charge ratio (ratio of consolidated earnings before interest, taxes, depreciation, amortization and rent (EBITDAR) to fixed charges) and we are subject to a limit on our consolidated leverage ratio (ratio of consolidated funded debt to EBITDA).

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

Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws

      Under pooling agreements that we have entered into for the benefit of minority holders of our Ordinary shares and holders of our Preference shares (including, in each case, holders of American Depositary Receipts representing beneficial ownership of such shares), we have agreed to file quarterly reports with the Securities and Exchange Commission, to prepare annual and quarterly financial statements in accordance with U.S. generally accepted accounting principles, and to file information with the Securities and Exchange Commission with respect to annual and general meetings of our shareholders. However, we are a “foreign private issuer,” as defined in the Securities and Exchange Commission’s regulations, and consequently we are not subject to all of the same disclosure requirements applicable to domestic companies. We are exempt from the Securities and Exchange Commission’s proxy rules, and our annual reports contain less detailed disclosure than reports of domestic issuers regarding such matters as management, executive compensation and outstanding options, beneficial ownership of our securities and certain related party transactions. Also, our officers, directors and beneficial owners of more than 10% of our equity securities are exempt from the reporting requirements and short-swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934. These limits on available information about our company may adversely affect the market prices for our securities.

Item 4.  Information on the Company

A.  History and Development of the Company

General

      Fresenius Medical Care AG is a stock corporation (Aktiengesellschaft) organized under the laws of Germany. It was incorporated on August 5, 1996. Fresenius Medical Care AG is registered with the commercial register of the local court (Amtsgericht) of Hof an der Saale, Germany under HRB 2460. Our registered office (Sitz) is Hof an der Saale, Germany. Our business address is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany, telephone ++49-6172-609-0.

History

      Fresenius Medical Care AG was created by the conversion of Sterilpharma GmbH, a limited liability company under German law organized in 1975, into a stock corporation under German law (Aktiengesellschaft). A shareholder’s meeting on April 17, 1996 adopted the resolutions for this conversion and the commercial register registered the conversion on August 5, 1996.

      On September 30, 1996, we completed a series of transactions to consummate an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace which we refer to as “the Merger” elsewhere in this report. Pursuant to that agreement, Fresenius AG contributed Fresenius Worldwide

Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 35,210,000 Fresenius Medical Care Ordinary shares. Thereafter, we acquired:

•	all of the outstanding common stock of W.R. Grace, whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business, in exchange for 31,360,000 Ordinary shares; and

•	the publicly-held minority interest in Fresenius USA, in exchange for 3,430,000 Ordinary shares.

      Effective October 1, 1996, we contributed all our shares in Fresenius USA to Fresenius Medical Care Holdings, which conducts business under the trade name Fresenius Medical Care North America, and which is the holding company for all of our operations in the U.S. and Canada and manufacturing operations in Mexico.

Capital Expenditures

      We invested, by business segment and geographical areas, the following amounts during the three fiscal years ended December 31, 2002, 2001 and 2000 and have budgeted the following amounts for the year 2003:

	Actual
	(in millions)
				Budget
	2002	2001	2000	2003

Acquisitions
North America	$38	$412	$116
International
Germany	—	—	11
Rest of World	50	49	161

Total Acquisitions	$88	$461	$288	$100

Capital expenditures for property, plant and equipment
North America	$130	$138	$113
International
Germany	27	34	24
Rest of World	82	103	91

Total Capital Expenditures	$239	$275	$228	$220

      During 2002, we continued to make significant capital commitments in the construction of three dialyzer assembly lines and two fiber spinning lines in our Ogden, Utah production facility. These expenditures were part of an effort to increase our single use dialyzer manufacturing capacity by 200% as part of our UltraCare™ program (see “Business Overview — Dialysis Care — Fresenius UltraCareTM Program”). In Latin America we continued investment in peritoneal dialysis equipment and solutions manufacturing in Mexico. Other major 2002 capital expenditures were made for the improvement of production facilities in Germany, Italy and France. We finance our capital expenditures through cash flow from operations or under existing credit facilities.

      For information regarding recent acquisitions, see “Business Overview — Acquisitions.”

B.  Business Overview

Our Business

      We are the world’s largest kidney dialysis company engaged in both providing dialysis care and manufacturing dialysis products, based on publicly reported revenues and patients treated. We provide dialysis treatment to over 112,000 patients at our 1,480 clinics located in 23 countries. In the U.S. we also provide inpatient dialysis services, therapeutic apheresis, hemoperfusion and other services under contract to hospitals. We also develop and manufacture a complete range of equipment, systems and disposable products, which we sell to customers in over 100 countries. We use the information we gain when treating patients in developing new and improved products. We believe that our size, our activities in both dialysis care and dialysis products and our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors. For the year ended December 31, 2002, we had net revenues of $5.1 billion, an increase of 5% over 2001 revenues. We derived 74% of our revenues in 2002 from our North America operations and 26% from our International operations.

      The following table summarizes revenues for our North America segment and our International segment as well as our major categories of activity for the three years ended December 31, 2002, 2001 and 2000.

	2002	2001	2000

	(in millions)
North America
Dialysis Care	$3,293	$3,131	$2,608
Dialysis Products	454	471	474

	3,747	3,602	3,082
International
Dialysis Care	416	426	336
Dialysis Products	921	831	783

	1,337	1,257	1,119

Renal Industry Overview

End-Stage Renal Disease

      End-stage renal disease (“ESRD”) is the stage of advanced chronic kidney disease that is characterized by the irreversible loss of kidney function and requires routine dialysis treatment or kidney transplantation to sustain life. A normally functioning human kidney removes waste products and excess water from the blood, which prevents toxin buildup, water overload and the eventual poisoning of the body. A number of conditions — diabetes, hypertension, glomerulonephritis and inherited diseases — can cause chronic kidney disease. Nearly 60% of all people with ESRD acquire the disease as a complication of one or more of these primary conditions.

      There are currently only two methods for treating ESRD: dialysis and kidney transplantation. Scarcity of compatible kidneys limits transplants. According to data published by the Centers for Medicare and Medicaid Services (“CMS”) (formerly the Health Care Financing Administration) of the U.S. Department of Health and Human Services, 14,628 patients of the ESRD patient population, received kidney transplants in the U.S. during 2001 an increase of 2% over 2000. According to the United States Renal Data System (“USRDS”) 2002 Annual Report only 2 - 3% of all incident patients received a pre-emptive transplant in 2000. In Germany, the third biggest dialysis market worldwide according to our own internal survey, less than 1% of all incident patients received pre-emptive transplants, as published by the German registry Quasi-Niere. Therefore, most patients suffering from ESRD must rely on dialysis, which is the removal of toxic waste products and excess fluids from the body by artificial means. There are two major dialysis methods commonly used today, hemodialysis (“HD”) and peritoneal dialysis (“PD”). These are described below under “Treatment Options for ESRD.” Generally, an ESRD patient’s physician, in consultation with the patient, chooses the patient treatment method, which is based on the patient’s medical conditions and needs.

      Based on data published by the CMS, the number of patients in the U.S. who received dialysis for chronic ESRD grew from approximately 66,000 in 1982 to 285,982 at December 31, 2001, a compound annual rate of 8%. It is our belief that growth will continue at 5 - 7% per year. According to data from our own internal survey, the number of non-U.S. chronic dialysis patients is growing at estimated annual rates of 7 - 8% for patients receiving dialysis. At the end of 2001, an estimated 1.1 million patients were undergoing dialysis treatment worldwide. According to our own market surveys, Japan is the second largest dialysis market in the world. According to data published by the Japanese Society for Dialysis Therapy, more than 200,000 dialysis patients were being treated at the end of 2000. In the rest of the world, we estimate that at the end of 2001 there were approximately 269,000 dialysis patients in Europe, approximately 146,000 patients in Asia (excluding Japan) and approximately 131,000 patients in Latin America. We believe that the continuing growth in the number of dialysis patients is principally attributable to:

•	increased general life expectancy and the overall aging of the general U.S. and European population;

•	shortage of donor organs for kidney transplants;

•	improved dialysis technology that has expanded the patient population able to undergo life-prolonging dialysis;

•	generally stable or increased reimbursements for treatments in many countries; and

•	better treatment and survival of patients with hypertension, diabetes and other illnesses that lead to ESRD.

Treatment Options for ESRD

      Hemodialysis. Hemodialysis removes toxins and excess fluids from the blood outside the patient’s body. The blood flows outside the body through plastic tubes known as bloodlines into a specially designed filter, called a dialyzer. The dialyzer functions as an artificial kidney by separating waste products and excess water from the blood. Dialysis solution flowing through the dialyzer carries away the waste products and excess water. The cleansed blood is returned to the patient. The hemodialysis machine pumps blood, adds anti-coagulants, regulates the purification process and controls the mixing of dialysis solution and the rate of its flow through the system. This machine may also monitor and record the patient’s vital signs.

      Hemodialysis patients generally receive treatment three times per week, typically for two and one-half to four hours or longer per treatment. The majority of hemodialysis patients receive treatment at outpatient dialysis clinics, such as ours, where hemodialysis treatments are performed with the assistance of a nurse or dialysis technician under the general supervision of a physician.

      According to data from the CMS, as of December 31, 2001, there were 4,081 Medicare-certified ESRD treatment clinics in the U.S. Ownership of these clinics is fragmented. We estimate that there are approximately 4,700 dialysis clinics in Europe, of which 60% are government-owned, 30% are privately owned, and 10% are operated by health care organizations. In Latin America, privately owned clinics predominate, comprising over 60% of all clinics providing dialysis care.

      According to the CMS, as of December 31, 2001, hemodialysis patients represented about 90% of all dialysis patients in the U.S. Our most recent studies indicate hemodialysis patients comprise 95% of all dialysis patients in Japan, 89% in Europe and 83% in the rest of the world.

      Peritoneal Dialysis. Peritoneal dialysis removes toxins from the blood using the peritoneum, the membrane lining covering the internal organs located in the abdominal area. Peritoneal dialysis patients administer their own treatments in their own homes and workplaces, either by a treatment known as continuous ambulatory peritoneal dialysis or CAPD, or by a treatment we introduced in 1980 known as continuous cycling peritoneal dialysis or CCPD. In both of these treatments, a surgically implanted catheter provides access to the peritoneal cavity. Using this catheter, the patient introduces a sterile dialysis solution from a solution bag through a tube into the peritoneal cavity and the peritoneum operates as the filtering membrane after which the solution is drained and disposed of. A typical CAPD peritoneal dialysis program involves the introduction and disposal of dialysis solution four times a day. With CCPD a machine “cycles” solution to and from the patient’s peritoneal cavity while the patient sleeps.

Our Strategy

      Our objective is generating revenue growth that exceeds market growth of the dialysis industry, measured by growth in the patient population, while maintaining our leading position in the market and increasing earnings at a faster pace than revenues. Our dialysis care and product revenues have grown faster than the market over the past five years, and we believe that we are well positioned to meet our objectives by focusing on the following strategies:

•	Continue to Provide High Standards of Patient Care. We believe that our reputation for providing the highest standards of patient care is a competitive advantage.

•	Differentiated Patient Care Programs from that of the Our Competitors. We believe that our UltraCareTM Patient Care program now offered at our North America dialysis facilities will distinguish and differentiate our patient care programs from that of our competitors. UltraCareTM Therapy employs single-use high flux polysulfane dialyzers, on-line quality measurement, and Ultra Pure Dialysate. The change to single-use dialyzers has increased our per treatment dialyzer costs relative to use of multi-use dialyzers. These cost increases have been offset, however, by our ability to achieve economies of scale in the production of these dialyzers, due to our large-scale single-use dialzyer manufacturing capacity. Moreover, we have implemented a new staffing model based on single-use that reduces our personnel costs per treatment. Finally, automated controls in our new 2008 Series dialysis machine reduces concentrate usage and associated costs.

•	Expand Presence in Attractive Growth Markets Worldwide. We intend to continue to take advantage of the reputation and market recognition our global product business has created by acquiring and establishing new dialysis clinics within attractive international markets. We believe that we will obtain an increasing percentage of our dialysis care growth from worldwide markets. We believe that increases in per capita income in developing countries will make general health care benefits, which may include payment for dialysis treatment, more widely available and present significant opportunities.

•	Increase Our Spectrum of Dialysis Services. One of our objectives is to continue to expand our role within the broad spectrum of services for dialysis patients. We have begun to implement this strategy by providing expanded and enhanced patient services, including laboratory services, to both our own clinics and those of third parties. We estimate that our Spectra Renal Management division provides laboratory services for approximately 39% of the ESRD patients in the U.S. We have developed disease state management methodologies, which involve the coordination of total patient care for ESRD patients and which we believe are attractive to managed care payors. We have formed Optimal Renal Care, LLC, a joint venture with The Permanente Federation. We also formed Renaissance Health Care as a joint venture with participating nephrologists. Renaissance provides ESRD and Chronic Kidney Disease programs to more than 3,000 patients. We also operate a surgical center for the management and care of vascular access for patients which decreases hospitalization.

•	Offer Complete Dialysis Product Lines with Recurring Disposable Products Revenue Streams. We offer broad and competitive hemodialysis and peritoneal dialysis product lines. These product lines enjoy broad market acceptance and enable us to serve as our customers’ single source for all of their dialysis machines, systems and disposable products.

•	Extend Our Position as an Innovator in Product and Process Technology. We are committed to technological leadership in both hemodialysis and peritoneal dialysis products. We have an over 200 member research and development team that focuses on developing dialysis systems that are safer, more effective and easier to use and that can be easily customized to meet the differing needs of customers around the world. We believe that our extensive expertise in patient treatment and clinical data will further enhance our ability to develop more effective products and treatment methodologies. Our ability to manufacture dialysis products on a cost-effective and competitive basis results in large part from our process technologies. Over the past several years, we have reduced manufacturing costs per unit through development of proprietary manufacturing technologies that have streamlined and automated our production processes.

•	Expand into Related Services. Fresenius Medical Care Cardiovascular Resources Holdings (“FMC-CVR”), in which we own a 45% equity interest, is a leading provider of perfusion and related cardiovascular services. The addition of this business provides a strong nationwide platform for expansion and innovation in the extracorporeal service business which complements our extracorporeal dialysis service business well. With the creation of our BioScience department in 2001, we expanded into therapy of acute liver failure. Based on our experience with dialysis therapy, we are working with notable scientists to develop a dual treatment for acute liver failure, combining a life preserving detoxification with a bioreactor that allows metabolism and protein synthesis.

Dialysis Care

Dialysis Services

      We provide dialysis treatment and related laboratory and diagnostic services at our approximately 1,480 outpatient dialysis clinics, 1,080 of which are in the U.S. and 400 of which are in 22 countries outside of the U.S. Our operations outside the U.S. generated 11% of our 2002 dialysis care revenue. We currently operate dialysis clinics in Argentina, Australia, Brazil, China, Colombia, Chile, Czech Republic, France, Germany, Hungary, Hong Kong, Italy, Singapore, Japan, Mexico, Portugal, Slovakia, Spain, Taiwan, Turkey, United Kingdom and Venezuela. Our dialysis clinics are generally concentrated in areas of high population density. In 2002, we acquired 33 existing clinics, opened 90 new clinics and consolidated 43 clinics. The number of patients we treat at our clinics increased by about 6%, from approximately 105,830 at December 31, 2001 to approximately 112,200 at December 31, 2002.

      With our large patient population, we have developed proprietary patient statistical databases which enable us to improve dialysis treatment outcomes, and improve the quality and effectiveness of dialysis products. We believe that local physicians, hospitals and managed care plans refer their ESRD patients to our clinics for treatment due to:

•	our reputation for quality patient care and treatment;

•	our extensive network of dialysis clinics, which enables physicians to refer their patients to conveniently located clinics; and

•	our reputation for technologically advanced products for dialysis treatment.

      We treat approximately 28% of the dialysis patients in the U.S. including those patients treated in clinics we manage. Based on publicly available reports, we believe our next largest competitor treats approximately 15% of U.S. dialysis patients. For the year 2002, dialysis services accounted for 73% of our total revenue.

      At our clinics, we provide hemodialysis treatments at individual stations through the use of dialysis machines and disposable products. A nurse or dialysis technician attaches the necessary tubing to the patient and monitors the dialysis equipment and the patient’s vital signs. The capacity of a clinic is a function of the number of stations and such factors as the type of treatment, patient requirements, length of time per treatment, and local operating practices and ordinances regulating hours of operation.

      Each of our dialysis clinics is under the general supervision of a Medical Director and, in some cases, one or more associate Medical Directors, all of whom are physicians. See “Patients, Physician and Other Relationships.” Each dialysis clinic also has an administrator who supervises the day-to-day operations of the facility and the staff. The staff typically consists of registered nurses, licensed practical nurses, patient care technicians, a social worker, a registered dietician, a unit clerk and biomedical technicians.

      As part of the dialysis therapy, we provide a variety of services to ESRD patients in the U.S. at our dialysis clinics. These services include administering EPO, a bioengineered protein that stimulates the production of red blood cells. EPO is used to treat anemia, a medical complication that ESRD patients frequently experience, and we administer EPO to most of our patients. Revenues from EPO accounted for approximately 26% of dialysis care revenue in our North America segment for the year ended December 31, 2002. We receive a substantial majority of this revenue as reimbursements through the Medicare and Medicaid programs. Amgen Inc., is the sole manufacturer of EPO in North America, and any interruption of supply could materially adversely affect our business, financial condition and results of operations. Our current contract with Amgen covers the period from January, 2002 to December, 2003.

      Our clinics also offer services for home dialysis patients, the majority of whom receive peritoneal dialysis treatment. For those patients, we provide materials, training and patient support services, including clinical monitoring, supply of EPO, follow-up assistance and arranging for delivery of the supplies to the patient’s residence. See “— Regulatory and Legal Matters — Reimbursement — U.S.” for a discussion of billing for these products and services.

      We also provide dialysis services under contract to hospitals in the U.S. on an “as needed” basis for hospitalized ESRD patients and for patients suffering from acute kidney failure. Acute kidney failure can result from trauma or similar causes, and requires dialysis until the patient’s kidneys recover their normal function. We service these patients either at their bedside, using portable dialysis equipment, or at the hospital’s dialysis site.

Fresenius UltraCare™ Program

      In 2002, we started a new program in the North America dialysis services group called UltraCare™. This program combines our latest product technology with our highly trained and skilled staff to offer our patients an unsurpassed level of care. The basis for this form of treatment is the Optiflux® polysulfone single-use dialyzer. These dialyzers have excellent blood detoxification properties and are the most efficient dialyzers currently available. Optiflux® dialyzers are combined with our 2008 Hemodialysis Delivery System series, which has advanced online patient monitoring as well as several systems to allow the tailoring of treatment to meet individual patient needs. Staff will be alerted if clearance is less than target, and treatment can be adjusted accordingly.

Laboratory Services

      We provide laboratory testing and marketing services through Spectra Renal Management. Spectra Renal Management is the leading U.S. dialysis clinical laboratory providing blood, urine and other bodily fluid testing services to assist physicians in determining whether a dialysis patient’s therapy regimen, diet and medicines remain optimal. Spectra Renal Management operates two laboratories, located in New Jersey and Northern California. During the year ended December 31, 2002, Spectra Renal Management performed over 36 million tests for more than 115,000 dialysis patients in 1,713 clinics across the U.S.

Acquisitions

      A significant factor in the growth in our revenue and operating earnings in prior years has been our ability to acquire health care businesses, particularly dialysis clinics, on reasonable terms. Worldwide, physicians own many dialysis clinics that are potential acquisition candidates for us. In the U.S., doctors might determine to sell their clinics to obtain relief from day-to-day administrative responsibilities and changing governmental regulations, to focus on patient care and to realize a return on their investment. Outside of the U.S., doctors might determine to sell and/or enter into joint ventures or other relationships to us to achieve the same goals and to gain a partner with extensive expertise in dialysis products and services.

      We paid aggregate consideration for acquisitions of mainly clinics of approximately $88 million in 2002 and approximately $461 million in 2001. In 2002, we completed new acquisitions and acquisitions of previously managed clinics totaling 33 dialysis facilities providing care to approximately 2,223 patients. These acquisitions expand our presence in selected key geographic areas.

      We continue to enhance our presence in the U.S. and abroad by acquiring individual or small groups of dialysis clinics in selected markets, expanding existing clinics, and opening new clinics.

Quality Assurance in Dialysis Care

      In 2001, our quality management activities were primarily focused on comprehensive development and implementation of an Integrated Quality Management System (“IMS”). Our goals in this area included not only meeting quality requirements for our dialysis clinics and environmental concerns, but also managing the quality of our dialysis care. This approach resulted in an IMS structure that closely reflects existing corporate processes. We also were able to use the IMS to fulfill many legal and normative regulations covering service lines. In addition, the IMS offers a highly flexible structure that allows us to adapt to future regulations. The most important of these include, among others, ISO 9001, EN 46001, ISO 13485, and 21 CFR 820.

      In 2002, internal and external auditors inspected our dialysis clinics. They confirmed the effectiveness of our organization and processes and documented our compliance to the relevant regulations. The use of newly developed evaluation methods allowing simpler performance comparisons identified additional improvement possibilities. Another focus of our activities in 2002 was the continuing certification of our dialysis clinics. Our first dialysis clinics were certified according to ISO 9002:1994 in Hungary and in Turkey. This year, our transport service that brings our Portuguese dialysis patients to treatment in the dialysis clinics was also inspected and certified in compliance with this norm. Seventeen countries in the European Union granted more than 140 national market approvals.

      The rapid pace of IMS integration will continue in 2003. We plan the complete introduction of our quality management system to all European countries in which we offer dialysis services. The integration of a new risk and complaint management system and the further involvement of our subsidiaries in the Asian-Pacific and Latin American regions are additional long-term goals.

      At each of our North America dialysis clinics, a quality assurance committee is responsible for reviewing quality of care data, setting goals for quality enhancement and monitoring the progress of quality assurance initiatives. We believe that we enjoy a reputation of providing high quality care to dialysis patients. In 2002, we continued to develop and implement programs to assist in achieving our quality goals. Our Access Intervention Management Program (“AIM”), started in 2001, detects and corrects arteriovenous access failure in hemodialysis treatment, which is the major cause of hospitalization and morbidity.

Sources of U.S. Dialysis Care Net Revenue

      The following table provides information for the years ended December 31, 2002, 2001 and 2000 regarding the percentage of our U.S. dialysis treatment services net revenues from (a) the Medicare ESRD program, (b) private/ alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

	Year Ended December 31,

	2002	2001	2000

Medicare ESRD program	61.5%	59.7%	59.1%
Private/alternative payors	29.5%	31.2%	32.1%
Medicaid and other government sources	4.5%	4.6%	4.2%
Hospitals	4.5%	4.5%	4.6%

Total	100.0%	100.0%	100.0%

      Under the Medicare ESRD program, Medicare reimburses dialysis providers for the treatment of certain individuals who are diagnosed as having ESRD, regardless of age or financial circumstances.

Patient, Physician and Other Relationships

      We believe that our success in establishing and maintaining dialysis clinics, both in the U.S. and in other countries, depends significantly on our ability to obtain the acceptance of and referrals from local physicians, hospitals and managed care plans. A dialysis patient generally seeks treatment at a conveniently located clinic at which the patient’s nephrologist has staff privileges.

      Medicare ESRD program reimbursement regulations require that a Medical Director generally supervise treatment at a dialysis clinic. Generally, the Medical Director must be board certified or board eligible in internal medicine and have at least twelve months of training or experience in the care of patients at ESRD clinics. Our Medical Directors maintain their own private practices.

Competition

      Dialysis Services. The dialysis services industry is highly competitive. Our major competitors in dialysis services include Gambro AB, DaVita, Inc. (formerly Total Renal Care), Baxter International Inc., Renal Care Group and the Kuratorium für Dialyse und Nierentransplantation e.V. Ownership of dialysis clinics in the U.S. is fragmented with a large number of operators each owning 10 or fewer clinics and a small number of larger multi-clinic providers, of which we are the largest. Industry consolidation has been ongoing over the last decade. Many of our dialysis clinics are in urban areas, where there frequently are many competing clinics in proximity to our clinics. We experience direct competition from time to time from former Medical Directors, former employees or referring physicians who establish their own clinics. Furthermore, other health care providers or product manufacturers, some of who have significant operations, may decide to enter the dialysis business in the future.

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

Dialysis Products

      We are currently the world’s largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer of peritoneal dialysis products, based on publicly reported revenues, with operations in Germany, the U.S., and in 35 other countries. We sell our dialysis products directly and through distributors in over 100 countries. Most of our customers are dialysis clinics. For the year 2002, dialysis products accounted for 27% of our total revenue.

Overview

      The following table shows the breakdown of our dialysis product revenues into sales of hemodialysis products and peritoneal dialysis products.

	Year Ended December 31,

	2002		2001		2000

	Total		Total		Total
	Product	% of	Product	% of	Product	% of
	Revenues	Total	Revenues	Total	Revenues	Total

	(U.S. dollars in millions)
Hemodialysis Products	$1,181.0	86	$1,114.0	86	$1,060.3	84
Peritoneal Dialysis Products	194.2	14	188.2	14	196.5	16

Total	$1,375.2	100	$1,302.2	100	$1,256.8	100

Hemodialysis Products

      We offer a comprehensive hemodialysis product line and believe that our broad range of technologically sophisticated hemodialysis products makes us a leader in the hemodialysis product field. We continually strive to expand and improve the capabilities of our hemodialysis systems to offer an advanced treatment mode at reasonable cost.

      Dialysis Machines. We sell our dialysis machines as Series 2008H and 2008K models in North America and Series 4008 models in the rest of the world. Our dialysis machines offer the following features and advantages:

•	Volumetric dialysate balancing and ultrafiltration control system. This system, which we introduced in 1977, provides for safe and more efficient use of highly permeable dialyzers, permitting faster dialysis with controlled rates of fluid removal;

•	Proven hydraulic systems, providing reliable operation and servicing flexibility;

•	Compatibility with all manufacturers’ dialyzers and a wide variety of blood-lines and dialysis solutions, permitting maximum flexibility in both treatment and disposable products usage;

•	Modular design, which permits us to offer dialysis clinics a broad range of options to meet specific patient or regional treatment requirements. Modular design also allows upgrading through module substitution without the need to replace the entire machine;

•	Specialized modules that provide monitoring and response capability for selected bio-physical patient parameters, such as body temperature, relative blood volume and electrolyte balances. This concept, known as physiological dialysis, permits hemodialysis treatments with lower incidence of a variety of symptoms or side effects, which still occur frequently in standard hemodialysis.

•	Sophisticated microprocessor controls, and display and readout panels that are adaptable to meet local language requirements;

•	Battery backup, which continues operation of the blood circuit and all protective systems up to 20 minutes following a power failure;

•	Online clearance, measurement of dialyzer clearance for quality assurance with the On-Line Clearance Monitor, providing immediate effective clearance information, real time treatment outcome monitoring, and therapy adjustment during dialysis without requiring invasive procedures or blood samples;

•	On-line data collection capabilities and computer interfacing with our FINESSE module and FDS08® system. Our machines can:

—	monitor and assess prescribed therapy;

—	connect a large number of hemodialysis machines and peripheral devices, such as patient scales, blood chemistry analyzers and blood pressure monitors, to a personal computer network;

—	enter nursing records automatically at bedside to register and document patient treatment records, facilitate billing, and improve record-keeping and staff efficiency;

—	adapt to new data processing devices and trends;

—	perform home hemodialysis with remote monitoring by a staff caregiver; and

—	record and analyze trends in medical outcome factors in hemodialysis patients.

      Dialyzers. We manufacture dialyzers using hollow fiber polysulfone membranes, a synthetic material. We are the leading worldwide producer of polysulfone dialyzers. We believe that polysulfone offers the following superior performance characteristics compared to other materials used in dialyzers:

•	higher biological compatibility, resulting in reduced incidence of adverse reactions to the fibers;

•	greater capacity to clear uremic toxins from patient blood during dialysis, permitting more thorough, more rapid dialysis, resulting in shorter treatment time; and

•	a complete range of permeability, or membrane pore size, which permits dialysis at prescribed rates — high flux, medium flux and low flux, as well as ultra flux for acute dialysis, and allows tailoring of dialysis therapy to individual patients.

      Single Use Dialyzers. In North America, we have nearly completed a $65 million capital commitment to significantly expand the capacity of our dialyzer manufacturing plant in Ogden, Utah through the addition of three new dialyzer assembly lines.

          Other Hemodialysis Products.

      We manufacture and distribute arterial, venous, single needle and pediatric bloodlines. We produce both liquid and dry dialysate concentrates. Liquid dialysate concentrate is mixed with purified water by the hemodialysis machine to produce dialysis solution, which removes the toxins and excess water from the patient’s blood during dialysis. Dry concentrate, developed more recently, is less labor-intensive to use, requires less storage space and may be less prone to bacterial growth than liquid solutions. We also produce dialysis solutions in bags, including solutions for priming and rinsing hemodialysis bloodlines, as well as connection systems for central concentrate supplies and devices for mixing dialysis solutions and supplying them to hemodialysis machines. Other products include solutions for disinfecting and decalcifying hemodialysis machines, fistula needles, hemodialysis catheters, and products for acute renal treatment.

Peritoneal Dialysis Products

      We offer a full line of peritoneal dialysis products. We manufacture peritoneal dialysis solutions in bags, peritoneal dialysis cycling machines for CCPD and disposable products for both CAPD and CCPD, such as tubing, sterile solutions and sterile kits to prepare patients for dialysis. We also distribute other manufacturers’ peritoneal dialysis products, primarily to our own dialysis clinics.

      CAPD Systems. We manufacture standard and specialized peritoneal dialysis solutions. We believe that our peritoneal dialysis products offer significant advantages for CAPD, including:

•	ease of use and greater protection against contamination by touch than other peritoneal dialysis systems presently available. Our products incorporate our Safe-Lock® connection system for introducing and draining dialysis solution into and from the abdominal cavity. Our A.N.D.Y.® and A.N.D.Y. Plus® systems, which include a special drainage bag and a snap-off Y-shaped piece connected to the Safe-Lock® connector at the catheter, provide protection from contamination in a dual-bag system;

•	suitability for all peritoneal dialysis patients through the Inpersol® and Safe-Lock® product lines. Inpersol products are interchangeable with those of other manufacturers; Safe-Lock® products may be used only by peritoneal dialysis patients whose catheters include the Safe-Lock® connector, which attaches to a solution bag fitted with the other part;

•	manufacture with Biofine®, a new environmentally friendly plastic material for foils, tubings and other parts of peritoneal dialysis systems. Biofine also has higher biocompatibility through avoidance of plasticisers, which can leach into dialysis solutions.

•	the benefits of Biofine® with protection against contamination through our new Stay-Safe® system, launched in 1997. The system comprises tubing, connectors and a peritoneal dialysis solution double bag, made entirely from Biofine®. It uses a single switching mechanism that replaces three tubing clamps to control solution drainage, flushing of tubes that connect solution bags to catheters, and introduction of new solution. The single switch also provides tight closure of the line and, to further reduce the possibility of contamination, the switch seals catheter access and surrounds the catheter adapter with disinfectant;

•	higher solution bag volumes with our Premier twin-bag system which provides solution container and pre-attached tubing set in one package. The higher solution volumes permit larger dosages without increasing the number of required daily solution exchanges performed by the patient; and

•	improved biocompatibility with CAPD stay.safe Balance, a lactate-buffered peritoneal dialysis solution that has a pH balance in the human physiological range.

      CCPD Products. We introduced the first peritoneal dialysis cycler machine in 1980. We believe that CCPD therapy offers benefits over CAPD therapy for patients who need more therapy due to body size, ultrafiltration loss or other reasons. In a standard CAPD program, a patient manually introduces two liters of fresh peritoneal dialysis solution and drains the used solution four times over a 24-hour period. Treatment occurs seven days per week and the patient must perform the treatment while awake. With CCPD therapy, the cycler automatically delivers a prescribed volume of dialysis solution into the peritoneal cavity through an implanted catheter, allows the solution to dwell for a specified time, and completes the process by draining the solution. CCPD therapy offers the following benefits over CAPD:

•	Solution exchanges take place automatically, which may reduce the risk of peritonitis due to less frequent handling of the catheter and connections;

•	The patient can cycle at home, throughout the night while asleep. The patient has complete daytime freedom, wearing only the surgically implanted catheter and capping device; and

•	CCPD delivers more effective therapy than CAPD due to the supine position of the patient during the night, higher volume exchanges and preferable cycle management.

      Our cycling equipment incorporates microprocessor technology, and the patient, hospital or clinic staff can easily program it to perform specific prescribed therapy for a given patient. Since all components are monitored and programmable, these machines allow the physician to prescribe any of a number of current therapy procedures. Our CCPD products and therapies include:

•	the Sleep-Safe™ cycler, a new cycler with an extremely compact and light design, that we began marketing in late 1999. Its pumping mechanism and disposable cartridge allow exact delivery of the peritoneal dialysis solution;

•	PD-PLUS®, a variant on CCPD therapy we introduced in 1994. PD-PLUS® therapy can only be performed using the Fresenius Freedom™ Cycler and special tubing using Safe-Lock® connectors; and

•	IQcard™, for use with the Freedom™ Cycler PD-PLUS® to monitor CCPD therapy for a full treatment history and improved therapy compliance.

      Other Peritoneal Dialysis Products. We also manufacture and distribute pediatric treatment systems for administration of low volumes of dialysis solutions, assist devices to facilitate automated bag exchange for handicapped patients, catheters, catheter implantation instruments, silicon glue, Pack-PD®, a computer program which analyzes patient and peritoneal characteristics to present a range of treatment options for individual therapies, disinfectants, bag heating plates adapters, and products to assist and enhance connector sterility. We also provide scientific and patient information products, including support materials, such as brochures, slides, videos, instructional posters and training manuals.

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

      We produce and assemble hemodialysis machines and CCPD cyclers in our Schweinfurt, Germany and our Walnut Creek, California facilities. We also maintain facilities at our service and local distribution centers in Argentina, Egypt, France, Italy, The Netherlands, China, Brazil and Russia for testing and calibrating dialysis machines manufactured or assembled elsewhere, to meet local end user market needs. We manufacture and assemble dialyzers and polysulfone membranes in our St. Wendel, Germany, L’Arbresle, France, Inukai, Japan and Ogden, Utah facilities and at production facilities of our joint ventures in Belarus, Saudi Arabia and Japan. We have opened PD production in Mexico. Our facility in Schweinfurt is inspected on a regular basis by national and international authorities.

      In North America we are expanding our manufacturing capacity substantially. During 2002, we have nearly completed a $65 million capital commitment to significantly expand the capacity of our dialyzer manufacturing plant in Ogden, Utah through the addition of three new dialyzer assembly lines. See “History and Development of the Company — Capital Expenditures.”

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

      PCC focuses on further optimizing procurement logistics and reducing purchasing costs. Supplemental raw material contracts for all manufacturers of semi-finished goods will enable us to improve purchasing terms for our complete network. We will also intensify our use of internet-based procurement tools by purchasing raw materials through special on-line auctions. Our sophisticated routing software enables us to distribute our supplies to best accommodate customer requests while maintaining operational efficiency.

New Product Introductions

      Research and development focuses strongly on the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients, and on process technology for manufacturing our products. Research and development expenditures were $47 million in 2002, $36 million in 2001, and $32 million in 2000.

      New or enhanced products introduced in 2002 included the following:

•	Fluid Management Tool. A software tool to avoid overhydration of a patient leading to hypertension and severe cardiovascular impairments. The bioimpedance-based system that was developed was evaluated in clinical studies, with results similar to sophisticated and time consuming clinical methods. A mobile, integrated device will be available in the second quarter of 2003.

•	Respiration support system. A system that supplies oxygen and removes carbon dioxide via excorporal blood circulation which allows respiration pressure to be lowered and reduces the deterioration of the lungs. This system is now available on the Model 4008 hemodialysis machine and a stand alone system is under development.

•	GENIUS, an alternative dialysis equipment product line. GENIUS was developed in 2000 and 2001 and launched in 2002.

•	We introduced the high performance, single use Optiflux series dialyzer in North America at the end of 2001, and two new models of Optiflux dialyzers in 2002. Optiflux polysulfone dialyzers are engineered to deliver superior small (urea) and middle molecular weight solute. Optiflux dialyzers accounted for 18% of the dialyzers we sold in the U.S. during 2002. The Optiflux dialyzer is the fastest growing, best selling dialyzer in the United States.

•	UltraCare 2008 enhancements. We added auto flow and idle modes to the 2008 series of machines, as well as a special display screens user interface.

•	Newton IQ for Peritoneal Dialysis. A cycler designed to take advantage of higher flow rates available with gravity flow and drain. It also uses our newly improved software including prescription upload.

•	Online Clearance Monitor. Monitors patient access flow rate without the need for additional equipment or specially trained personnel. It provides immediate information on treatment efficiency.

•	Premier™ Plus Double Bag for Peritoneal Dialysis. A twin bag system which incorporates solution, bag, and tubing. It uses our Safe-lock™ connect and Snap™ disconnect features resulting in fewer connections, lowering patient risk of infection.

Patents, Trademarks and Licenses

      As the owner of or licensee under patents and trademarks throughout the world, we hold rights under about 1,100 patents and patent applications relating to dialysis technology in major markets. Patented technologies that relate to dialyzers include our polysulfone hollow fiber, an in-line sterilization method, and sterile closures for in-line sterilized medical devices. The more recent generation of DIASAFEplus® filters and FX® dialyzers are also the subject of patents and pending patent applications.

      FMC holds the exclusive license on European patents/ patent applications on the Autoprime® technology for the automated priming of the extracorporeal hemodialysis blood circuit with dialyzing liquid through the membrane of the dialyzer.

      The connector system for our biBag® bicarbonate concentrate powder container has been patented in the USA, Norway and Europe while national applications in Japan and Finland are still pending.

      Among FMC’s more significant protective rights, one patent family protects FMC’s polysulfone hollow fiber until 2007 in the United States, and until 2005 in other main markets. The in-line sterilization method is patented until 2010 and the biBag connector is protected until 2013, both in Germany, in the United States, and in other important markets. The dates given represent the maximum life time of the corresponding patents. FMC believes that even after expiration of these patents, our proprietary know-how for the manufacture of these products will continue to constitute a competitive advantage.

      For peritoneal dialysis, FMC holds protective rights on our polyolefine film Biofine®, suitable for packaging intravenous and peritoneal dialysis fluids. These patents have been granted in Australia, Germany, and the USA, with patent applications pending in various other countries. A further pending patent family describes a special film for a peelable, non-PVC, multi chamber bag for peritoneal dialysis solutions. A US-Patent has already been granted.

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

      Any of the following matters could have a material adverse effect on our business, financial condition and results of operations:

•	failure to receive required licenses, certifications or other approvals for new facilities or significant delays in such receipt;

•	loss of various federal certifications or termination of licenses under the laws of any state or other governmental authority; and

•	changes resulting from health care reform or other government actions that reduce reimbursement or reduce or eliminate coverage for particular services we provide.

      We must comply with all U.S., German and other legal and regulatory requirements under which we operate, including the U.S. federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended, generally referred to as the “anti-kickback statute”, the federal restrictions on certain physician referrals, commonly known as the “Stark Law”, U.S. federal rules under the Health Insurance Portability and Accountability Act of 1996 that protect the privacy of patient medical records and prohibit inducements to patients to select a particular health care provider (commonly known as “HIPAA”) and other fraud and abuse laws and similar state statutes, as well as similar laws in other countries. Moreover, there can be no assurance that applicable laws, or the regulations thereunder, will not be amended, or that enforcement agencies or the courts will not make interpretations inconsistent with our own, any one of which could have a material adverse effect on our business, reputation, financial condition and results. Sanctions for violations of these statutes may include criminal or civil penalties, such as imprisonment, fines or forfeitures, denial of payments, and suspension or exclusion from the Medicare and Medicaid programs. In the U.S., these laws have been broadly interpreted by a number of courts, and significant government funds and personnel have been devoted to their enforcement because such enforcement has become a high priority for the federal government and some states. The Company, and the health care industry in general, will continue to be subject to extensive federal, state and foreign regulation, the full scope of which cannot be predicted.

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

Product Regulation

U.S.

      In the U.S., the Food and Drug Administration (“FDA”) and comparable state regulatory agencies impose requirements on certain of our subsidiaries as a manufacturer and a seller of medical products and supplies under their jurisdiction. These require that products be manufactured in accordance with Good Manufacturing Practices and that the we comply with FDA requirements regarding the design, safety, advertising, labeling, recordkeeping distribution, and reporting of adverse events related to the use of its products. In addition, in order to clinically test, produce and market certain medical products and other disposables (including hemodialysis and peritoneal dialysis equipment and solutions, dialyzers, bloodlines and other disposables) for human use, we must satisfy mandatory procedures and safety and efficacy requirements established by the FDA or comparable state and foreign governmental agencies. Such rules generally require that products be approved by the FDA as safe and effective for their intended use prior to being marketed. Our peritoneal dialysis solutions have been designated as drugs by the FDA and, as such, are subject to additional FDA regulation under the Food, Drug and Cosmetic Act of 1938.

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

      Historically, medical devices have not been regulated as strictly as pharmaceuticals, but more stringent regulatory schemes have been adopted during the last decade. In 1995, Germany implemented the European Union’s Medical Devices Directive when it adopted the Medical Devices Act (Medizinproduktegesetz), which is similar in many ways to the German Drug Law. This Directive applies to both the manufacturer’s quality control system and the products’ technical design. Depending on the class of medical devices, a manufacturer may choose alternative regulatory modules to demonstrate compliance with European Union provisions. To assure and demonstrate the high quality standards and performance of our operations, we have subjected our entire European business to the most comprehensive procedural module, which is also the fastest way to launch a new product in the European Union. This module requires the certification of a full quality management system by a notified body charged with supervising the quality management system. A notified body is a group accredited and monitored by governmental agencies that inspects manufacturing facilities and quality control systems at regular intervals and is authorized to carry out unannounced inspections.

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

      A manufacturer having a European Union-certified full quality management system has to declare and document conformity of its products to the harmonized European standards. If able to do so, the manufacturer must put a “CE” mark on the products. The CE mark, which stands for Conformité Européenne, demonstrates compliance with the relevant European Union requirements. Products subject to these provisions that do not bear the “CE” mark cannot be imported, sold or distributed within the European Union.

      Our Series 4008, 4008B, 4008E dialysis machines and their therapy modifications, and our PD-NIGHT® cycler, and our other medical devices distributed in the European market, as well as our dialysis filters and dialysis tubing systems and accessories, all bear the “CE” mark. We expect to continue to obtain additional certificates as they are required.

Facilities and Operational Regulation

U.S.

      The Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) subject virtually all clinical laboratory testing facilities, including ours, to the jurisdiction of the Department of Health and Human Services. CLIA establishes national standards for assuring the quality of laboratories based upon the complexity of testing performed by a laboratory. Certain of our operations are also subject to federal laws governing the repackaging and dispensing of drugs and the maintenance and tracking of certain life sustaining and life-supporting equipment.

      Our operations are subject to various U.S. Department of Transportation, Nuclear Regulatory Commission and Environmental Protection Agency requirements and other federal, state and local hazardous and medical waste disposal laws. As currently in effect, laws governing the disposal of hazardous waste do not classify most of the waste produced in connection with the provision of dialysis, or laboratory services as hazardous, although disposal of nonhazardous medical waste is subject to specific state regulation. However, our laboratory businesses do generate hazardous waste which is subject to specific disposal requirements. The our operations are also subject to various air emission and wastewater discharge regulations.

      Federal, state and local regulations require us to meet various standards relating to, among other things, the management of facilities, personnel qualifications and licensing, maintenance of proper records, equipment, quality assurance programs, the operation of pharmacies, and dispensing of controlled substances. All of our operations in the U.S. are subject to periodic inspection by federal and state agencies and other governmental authorities to determine if the operations, premises, equipment, personnel and patient care meet applicable standards. To receive Medicare reimbursement, our dialysis centers, renal diagnostic support business and laboratories must be certified by CMS. All of our dialysis centers, and laboratories that furnish Medicare services have the required certification.

      Certain of our facilities and certain of their employees are also subject to state licensing statutes and regulations. These statutes and regulations are in addition to federal and state rules and standards that must be met to qualify for payments under Medicare, Medicaid and other government reimbursement programs. Licenses and approvals to operate these centers and conduct certain professional activities are customarily subject to periodic renewal and to revocation upon failure to comply with the conditions under which they were granted.

      The Occupational Safety and Health Administration (“OSHA”) regulations require employers to provide employees who work with blood or other potentially infectious materials with prescribed protections against blood-borne and air-borne pathogens. The regulatory requirements apply to all health care facilities, including dialysis centers and laboratories, and require employers to make a determination as to which employees may be exposed to blood or other potentially infectious materials and to have in effect a written exposure control plan. In addition, employers are required to provide hepatitis B vaccinations, personal protective equipment, blood-borne pathogens training, post-exposure evaluation and follow-up, waste disposal techniques and procedures, engineering and work practice controls and other OSHA-mandated programs for blood-borne and air-borne pathogens.

      Some states in which we operate have certificate of need (“CON”) laws that require any person or entity seeking to establish a new health care service or to expand an existing service to apply for and receive an administrative determination that the service is needed. We currently operate in 13 states, as well as the District of Columbia and Puerto Rico that have CON laws applicable to dialysis centers. These requirements may, as a result of a state’s internal determination of its dialysis services needs, prevent entry to new companies seeking to provide services in these states, and may constrain our ability to expand our operations in these states.

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

Reimbursement

U.S.

      Dialysis Services. Our dialysis centers provide outpatient hemodialysis treatment and related services for ESRD patients. In addition, some of the Company’s centers offer services for the provision of peritoneal dialysis and hemodialysis treatment at home, and dialysis for hospitalized patients.

      The Medicare program is the primary source of Dialysis Services revenues from dialysis treatment. For example, in 2002, approximately 61% of Dialysis Services revenues resulted from Medicare’s ESRD program. As described below, Dialysis Services is reimbursed by the Medicare program in accordance with the Composite Rate for certain products and services rendered at our dialysis centers. As described hereinafter, other payment methodologies apply to Medicare reimbursement for other products and services provided at our dialysis centers and for products (such as those sold by the Company) and support services furnished to ESRD patients receiving dialysis treatment at home (such as those of Dialysis Products). Medicare reimbursement rates are fixed in advance and are subject to adjustment from time to time by the U.S. Congress. Although this form of reimbursement limits the allowable charge per treatment, it provides us with predictable per treatment revenues.

      Certain items and services that we furnish at our dialysis centers are not included in the Composite Rate and are eligible for separate Medicare reimbursement, typically on the basis of established fee schedule amounts. Such items and services include certain drugs (such as EPO), blood transfusions and certain diagnostic tests.

      Medicare payments are subject to change by legislation, regulations and pursuant to deficit reduction measures. The Composite Rate was unchanged from commencement of the ESRD program in 1972 until 1983. From 1983 through December 1990, numerous congressional actions resulted in a net reduction of the average reimbursement rate from $138 per treatment in 1983 to approximately $125 per treatment in 1990. Congress increased the ESRD reimbursement rate, effective January 1, 1991, to an average rate of $126 per treatment. Effective January 1, 2000, the reimbursement rate was increased by 1.2%. In December 2000 an additional increase of 2.4% was approved for the year 2001. Accordingly, there was a 1.2% reimbursement increase on January 1, 2001. A second increase was delayed until April 1, 2001, when rates were increased 1.6% to make up for the delay.

      We are unable to predict what, if any, future changes may occur in the rate of Medicare reimbursement. Any significant decreases in the Medicare reimbursement rates could have a material adverse effect on our provider business and, because the demand for products is affected by Medicare reimbursement, on our products business. Increases in operating costs that are affected by inflation, such as labor and supply costs, without a compensating increase in reimbursement rates, also may adversely affect our business and results of operations.

      For Medicare-primary patients, Medicare is responsible for payment of 80% of the Medicare composite rate set by CMS for dialysis treatments and the patient or third-party insurance payors, including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program, are responsible for paying any co-payment amounts for approved services not paid by Medicare (typically the annual deductible and 20% co-insurance), subject to the specific coverage policies of such payors. Each third-party payor, including Medicaid, makes payment under contractual or regulatory reimbursement provisions which may or may not cover the full 20% co-payment or annual deductible. Where the patient has no third-party insurance or the third party insurance does not cover the co-payment or deductible, the patient is responsible for paying the co-payments or the deductible, which the Company frequently does not fully collect despite reasonable collection efforts. Under an advisory opinion from the Office of the Inspector General, subject to specified conditions, the Company and the other similarly situated providers may make contributions to a non-profit organization that has agreed to make premium payments for supplemental medical insurance and/or medigap insurance on behalf of indigent ESRD patients, including some of our patients.

      Laboratory Tests. Spectra Renal Management obtains a substantial portion of its net revenue from Medicare, which pays for clinical laboratory services provided to dialysis patients in two ways.

      First, payment for certain routine tests is included in the Composite Rate paid to our dialysis centers. As to such services, the dialysis centers obtain the services from a laboratory and pay the laboratory for such services. In accordance with industry practice, Spectra Renal Management usually provides such testing services under capitation agreements with its customers pursuant to which it bills a fixed amount per patient per month to cover the laboratory tests included in the Composite Rate at the designated frequencies. In October 1994, the Office of Inspector General issued a special fraud alert in which it stated its view that the industry practice of providing tests covered by the Composite Rate at below fair market value raised issues under the anti-kickback statutes, as such an arrangement with an ESRD facility appeared to be an offer of something of value (Composite Rate tests at below market value) in return for the ordering of additional tests billed directly to Medicare. See “— Anti-kickback Statutes, False Claims Act, Stark Law and Fraud and Abuse Laws” for a description of this statute.

      Second, laboratory tests performed by Spectra Renal Management for Medicare beneficiaries that are not included in the Composite Rate are separately billable directly to Medicare. Such tests are paid at 100% of the Medicare fee schedule amounts, which are limited by national ceilings on payment rates, called National Limitation Amounts (“NLAs”). Congress has periodically reduced the fee schedule rates and the NLAs, with the most recent reductions in the NLAs occurring in January 1998. (As part of the Balanced Budget Act of 1997, Congress lowered the NLAs from 76% to 74% effective January 1, 1998.) Congress has also approved a five year freeze on the inflation updates based on the Consumer Price Index (CPI) for 1998-2002.

      Erythropoetin (EPO). Any of the following could adversely affect our business, and results of operations, possibly materially:

•	future changes in the EPO reimbursement rate;

•	inclusion of EPO in the Medicare composite rate;

•	changes in the typical dosage per administration; or

•	increases in the cost of EPO.

      Coordination of Benefits. Medicare entitlement begins for most patients in the fourth month after the initiation of chronic dialysis treatment at a dialysis center. During the first three months, considered to be a waiting period, the patient or patient’s insurance, Medicaid or a state renal program are responsible for payment.

      Patients who are covered by Medicare and are also covered by an employer group health plan (“EGHP”) are subject to a 30 month coordination period during which the EGHP is the primary payor and Medicare the secondary payor. During this coordination period the EGHP pays a negotiated rate or in the absence of such a rate, our standard rate or a rate defined by its plan documents. The payments are generally higher than the Medicare Composite Rate. Insurance will therefore generally cover a total of 33 months, the 3 month waiting period plus the 30 month coordination period.

      Possible Changes in Medicare. Legislation or regulations may be enacted in the future that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state health care programs. Such new legislation or regulations may adversely affect our businesses and results of operations, possibly materially.

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

      Ownership of health care providers and, more specifically dialysis care providers, varies within the different systems and from country-to-country. In Europe almost 60% of the clinics providing dialysis care and services are publicly owned, more than 30% are privately owned and approximately 10% belong to a health care organization. It should be noted that health care organizations treating a significant patient population operate only in Germany, France and Spain. Publicly run clinics care for almost 100% of the dialysis populations in Canada and Australia. Within Europe, nearly 100% of the dialysis population is treated in public clinics in the United Kingdom, the Netherlands and the Scandinavian countries, while more than 50% of dialysis clinics are privately owned in Spain and Portugal.

      In Latin America, privately owned clinics predominate, constituting more than 60% of all clinics providing dialysis care while in Asia, with the exception of Japan, publicly owned clinics are predominant. As in the U.S., only approximately 15% of dialysis clinics in Japan are publicly operated. Unlike the U.S., however, Japan has a premium-based, mandatory social insurance system, and the structure of its health care system is more closely comparable to the German system.

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

      Treatment components included in the cost of dialysis may vary from country-to-country, depending on the structure and cost allocation principles. Where treatment is reimbursed on a fee-for-service basis, reimbursement rates are allocated in accordance with the type of treatment performed. We believe that it is not appropriate to calculate a global reimbursement amount, because the services and costs for which reimbursement is provided in any such global amount would be likely to bear little relation to the actual reimbursement system in any one country. Generally, in countries with established dialysis programs, reimbursements range from $100 to more than $300 per treatment. However, a comparison from country to country would not be meaningful if made in the absence of a detailed analysis of the cost components reimbursed, services rendered and the structure of the dialysis clinic in each country being compared.

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

Anti-kickback Statutes, False Claims Act, Health Care Fraud, Stark Law and Fraud and Abuse Laws in North America

      Some of our operations are subject to federal and state statutes and regulations governing financial relationships between health care providers and potential referral sources and reimbursement for services and items provided to Medicare and Medicaid patients. Such laws include the anti-kickback statute, health care fraud statutes, the False Claims Act, the Stark Law, other federal fraud and abuse laws and similar state laws. These laws apply because our Medical Directors and other physicians with whom we have financial relationships refer patients to, and order diagnostic and therapeutic services from, our dialysis centers and other operations. As is generally true in the dialysis industry, at each dialysis facility a small number of physicians account for all or a significant portion of the patient referral base. An ESRD patient generally seeks treatment at a center that is convenient to the patient and at which the patient’s nephrologist has staff privileges.

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

False Claims Act and Related Criminal Provisions

      The federal False Claims Act (the “False Claims Act”) imposes civil penalties for knowingly making or causing to be made false claims with respect to governmental programs, such as Medicare and Medicaid, for services not rendered, or for misrepresenting actual services rendered, in order to obtain higher reimbursement. Moreover, private individuals may bring qui tam or “whistle blower” suits against providers under the False Claims Act, which authorizes the payment of a portion of any recovery to the individual bringing suit. Such actions are initially required to be filed under seal pending their review by the Department of Justice. A few federal district courts have recently interpreted the False Claims Act as applying to claims for reimbursement that violate the anti- kickback statute or federal physician self-referral law under certain circumstances. The False Claims Act generally provides for the imposition of civil penalties of $5,500 to $11,000 per claim and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims, as each individual claim could be deemed to be a separate violation of the False Claims Act. Criminal provisions that are similar to the False Claims Act provide that if a corporation is convicted of presenting a claim or making a statement that it knows to be false, fictitious or fraudulent to any federal agency it may be fined not more than twice any pecuniary gain to the corporation, or, in the alternative, no more than $500,000 per offense. Some states also have enacted statutes similar to the False Claims Act which may include criminal penalties, substantial fines, and treble damages.

The Health Insurance Portability and Accountability Act of 1996

      HIPAA was enacted in August 1996 and expanded federal fraud and abuse laws by increasing their reach to all federal health care programs, establishing new bases for exclusions and mandating minimum exclusion terms, creating an additional exception to the anti-kickback penalties for risk-sharing arrangements, requiring the Secretary of Health and Human Services to issue advisory opinions, increasing civil money penalties to $10,000 (formerly $2,000) per item or service and assessments to three times (formerly twice) the amount claimed, creating a specific health care fraud offense and related health fraud crimes, and expanding investigative authority and sanctions applicable to health care fraud. It also prohibits provider payments which could be deemed an inducement to patient selection of a provider.

      The law expands criminal sanctions for health care fraud involving any governmental or private health benefit program, including freezing of assets and forfeiture of property traceable to commission of a health care offense.

      HIPAA established a health care fraud statute which prohibits knowingly and willfully executing a scheme or artifice to defraud any “health care benefit program,” which includes any public or private plan or contract affecting commerce under which any medical benefit, item, or service is provided to any individual, and includes any individual or entity who is providing a medical benefit, item, or service for which payment may be made under the plan or contract.

      HIPAA regulations establish national standards for certain electronic health care transactions, the use and disclosure of certain individually identifiable patient health information, and the security of the electronic systems maintaining this information. These are commonly known as the HIPAA transaction and code set standards, privacy standards, and security standards. Health insurance payers and healthcare providers like the Company must comply with the new HIPAA standards. Violations of these HIPAA standards may include civil money penalties and potential criminal sanctions.

Balanced Budget Act of 1997

      The Balanced Budget Act of 1997 (“the BBA”) contained material adjustments to both the Medicare and Medicaid programs, as well as further expansion of the federal fraud and abuse laws. Specifically, the BBA created a civil monetary penalty for violations of the federal anti-kickback statute whereby violations will result in damages equal to three times the amount involved as well as a penalty of $50,000 per violation. In addition, the new provisions expanded the exclusion requirements so that any person or entity convicted of three health care offenses is automatically excluded from federally funded health care programs for life. Individuals or entities convicted of two offenses are subject to mandatory exclusion of 10 years, while any provider or supplier convicted of any felony may be denied entry into the Medicare program by the Secretary of HHS if deemed to be detrimental to the best interests of the Medicare program or its beneficiaries.

      The BBA also provides that any person or entity that arranges or contracts with an individual or entity that has been excluded from a federally funded health care program will be subject to civil monetary penalties if the individual or entity “knows or should have known” of the sanction.

Stark Law

      The original Stark Law, known as “Stark I” and enacted as part of the Omnibus Budget Reconciliation Act (“OBRA”) of 1989, prohibits a physician from referring Medicare patients for clinical laboratory services to entities with which the physician (or an immediate family member) has a financial relationship, unless an exception applies. Sanctions for violations of the Stark Law may include denial of payment, refund obligations, civil monetary penalties and exclusion of the provider from the Medicare and Medicaid programs. The Stark Law prohibits the entity receiving the referral from filing a claim or billing for services arising out of the prohibited referral.

      Provisions of OBRA 93, known as “Stark II,” amended Stark I to revise and expand upon various statutory exceptions, to expand the services regulated by the statute to a list of “Designated Health Services,” and expanded the reach of the statute to the Medicaid program. The provisions of Stark II generally became effective on January 1, 1995, with the first phase of Stark II regulations finalized on January 4, 2001. Most portions of the first phase regulations became effective in 2002. The additional Designated Health Services include: physical therapy services; occupational therapy services; radiology services and certain other imaging services; durable medical equipment and supplies; parenteral and enteral nutrients, equipment and supplies; prosthetics, orthotics, and prosthetic devices and supplies; home health services; outpatient prescription drugs; and inpatient and outpatient hospital services. The first phase of the final regulations implementing the Stark Law contains an exception for EPO and certain other dialysis-related outpatient prescription drugs furnished in or by an ESRD facility under many circumstances. Further, the final regulations also adopt a definition of durable medical equipment which effectively excludes ESRD equipment and supplies from the category of Designated Health Services. Phase II of the final regulations to the Stark Law, which will address many of the compensation exceptions, has not yet been released.

      Several states in which the we operate have enacted self-referral statutes similar to the Stark Law. Such state self-referral laws may apply to referrals of patients regardless of payor source and may contain exceptions different from each other and from those contained in the Stark Law.

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

Health Care Reform

      Health care reform is considered by many countries to be a national priority. In the U.S., members of Congress from both parties and officials from the executive branch are continuing to consider many health care proposals, some of which are comprehensive and far-reaching in nature. Several states are also currently considering health care proposals. We cannot predict what additional action, if any, the federal government or any state may ultimately take with respect to health care reform or when any such action will be taken. Health care reform may bring radical changes in the financing and regulation of the health care industry, which could have a material adverse effect on our business and the results of our operations

C.  Organizational Structure

      The following chart shows our organizational structure and our significant subsidiaries. Fresenius Medical Care Holdings, Inc. conducts its business as “Fresenius Medical Care North America.”

D.  Property, plant and equipment

Property

      The table below describes our principal facilities. We do not own the land and buildings comprising our principal facilities in Germany. Rather, we lease those facilities on a long-term basis from Fresenius AG or one of its affiliates. This lease is described under “Item 7.B. Related Party Transactions — Real Property Lease.”

		Currently
		Owned
	Floor Area	or Leased
	(Approximate	by Fresenius
Location	Square Meters)	Medical Care	Lease Expiration	Use

Bad Homburg, Germany	5,374	leased	December 2006	Corporate headquarters and administration
St. Wendel, Germany	49,732	leased	December 2006	Manufacture of polysulfone membranes and dialyzers, bloodlines, and peritoneal dialysis solutions; research and development

		Currently
		Owned
	Floor Area	or Leased
	(Approximate	by Fresenius
Location	Square Meters)	Medical Care	Lease Expiration	Use

Schweinfurt, Germany	15,717	leased	December 2006	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development
L’Arbresle, France	13,524	owned		Manufacture of polysulfone dialyzers and special filters dry hemodialysis concentrates
Palazzo Pignano, Italy	66,550	owned		Manufacture of bloodlines and tubing
Nottinghamshire, United Kingdom	5,110	owned		Manufacture of hemodialysis concentrate solutions
Barcelona, Spain	2,000	owned		Manufacture of peritoneal dialysis bags and concentrates
Ankara, Turkey	1,000	leased	February 2009	Manufacture of liquid hemodialysis concentrate solutions
Tunisia	491	leased	December 2020	Manufacture of liquid hemodialysis concentrate solutions
Buenos Aires, Argentina	10,100	owned		Manufacture of hemodialysis concentrate solutions
Rio de Janeiro, Brazil	1,159	leased	Month to Month	Manufacture of hemodialysis concentrate solutions
Oita, Japan(1)	24,083	owned		Manufacture of polysulfone membranes, dialyzers, dialysis solutions, dialysis machine components and assembly of dialysis machines
Hong Kong	1,013	Leased	February 2006	Corporate headquarter and administration — Asia-Pacific
Milson Point, Australia	557	leased	June 2003	Administration
Smithfield, Australia	5,350	owned		Manufacture of hemodialysis concentrate solutions Warehouse
Pusat, KL, Malaysia	4,060	leased	March 2002 with a 2-year renewal option	Administration
Taipei, Taiwan	5,940	leased	December 2003	Administration
Tokyo, Japan	1,153	leased	December 2003 with 5-year renewal option	Administration
Inukai, Japan	2,142	owned		Manufacture of polysulfone dialyzers and filters
Buzen, Japan	8,369	owned		Manufacture of peritoneal dialysis solutions
Seoul, South Korea	2,426	leased	March and August 2003	Administration
Lexington, Massachusetts	18,581	leased	October 2007 with 5-year renewal option	Corporate headquarters and administration — North America
Walnut Creek, California	9,522	leased	June 2012 with 5-year renewal option	Manufacture of Hemodialysis machines and peritoneal dialysis cyclers; research and development; warehouse space
Ogden, Utah	41,807	owned		Manufacture polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development
Delran, New Jersey	3,902	leased	October 2004 with 5-year renewal option	Manufacture of liquid hemodialysis concentrate solutions

		Currently
		Owned
	Floor Area	or Leased
	(Approximate	by Fresenius
Location	Square Meters)	Medical Care	Lease Expiration	Use

Perrysburg, Ohio	3,252	leased	August 2008	Manufacture of dry hemodialysis concentrates
Livingston, California	2,973	leased	October 2006 with a 5-year renewal option	Manufacture of liquid hemodialysis concentrates
Freemont, California	6,688	leased	May 2007 with 2-year renewal option	Clinical laboratory testing
Rockleigh, New Jersey	7,897	leased	June 2007 with two 5-year renewal options	Clinical laboratory testing
Miami, Florida	400	leased	Month to Month	Administration
Irving, Texas	6,503	leased	December 2010	Manufacture of liquid hemodialysis solution
Reynosa, Mexico	13,936	leased	June 2013	Manufacture of Bloodlines

(1)	We own 70% of the joint venture that owns the facility.

     We lease most of our dialysis clinics, manufacturing, laboratory, warehousing and distribution and administrative and sales facilities in the U.S. and foreign countries on terms which we believe are customary in the industry. We own those dialysis clinics and manufacturing facilities that we do not lease.

      For information regarding plans to expand our facilities and related capital expenditures, see “Item 4.A. History and Development of the Company — Capital Expenditures.”

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

Critical Accounting Policies

      The Company’s reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis for our financial statements. The critical accounting policies, the judgements made in the creation and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates are factors to be considered along with the Company’s financial statements, and the discussion in “Operating Results.”

Recoverability of Goodwill and Intangible Assets

      The growth of our business through acquisitions has created a significant amount of intangible assets, including goodwill, tradenames and management contracts. At December 31, 2002, the carrying amount of goodwill amounted to $3,193 million and non-amortizable intangible assets amounted to $403 million representing in total approximately 53% of our total assets.

      In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142 Goodwill and Other Intangible Assets an annual impairment test of goodwill and non-amortizable intangible assets is performed at least once a year for each reporting unit, or if events occur or circumstances change that would indicate the carrying value might be impaired (See also Note 1g in our Consolidated Financial Statements).

      To comply with the provisions of SFAS No. 142, the fair value of the reporting unit is compared to the reporting unit’s carrying amount. We estimate the fair value of each reporting unit using estimated future cash flows for the unit discounted by a weighted average cost of capital specific to that unit. Estimated cash flows are based on our budgets for the next three years, and projections for the following years based on an expected growth rate. The growth rate is based on industry and internal projections. The discount rates reflect any inflation in local cash flows and risks inherent to each reporting unit.

      If the fair value of the reporting unit is less than its carrying value, a second step is performed which compares the fair value of the reporting unit’s goodwill to the carrying value of its goodwill. If the fair value of the goodwill is less than its carrying value, the difference is recorded as an impairment.

      A prolonged downturn in the healthcare industry with lower than expected increases in reimbursement rates and/or higher than expected costs for providing healthcare services could adversely affect our estimated future cash flows. Future adverse changes in a reporting unit’s economic environment could affect the discount rate. A decrease in our estimated future cash flows and/or a decline in the reporting units economic environment could result in impairment charges to goodwill and other intangible assets which could materially and adversely affect our future financial position and operating results.

Legal Contingencies

      We are party to litigation relating to a number of matters as described in Note 20 “Legal Proceedings” in our Consolidated Financial Statements. The outcome of these matters may have a material effect on our financial position, results of operations or cash flows.

      We regularly analyze current information including, as applicable, our defenses and provide accruals for probable contingent losses including the estimated legal expenses to resolve the matters. We use the resources of our internal legal department as well as external lawyers for the assessment. In making the decision, we consider the degree of probability of an unfavorable outcome and our ability to make a reasonable estimate of the amount of loss.

      If an unfavorable outcome is probable but the amount of loss cannot be reasonably estimated by management, appropriate disclosure is provided, but no contingent losses are accrued. The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss may be appropriate.

Allowance for Doubtful Accounts

      Trade accounts receivable are a significant asset of ours and the allowance for doubtful accounts is a significant estimate made by management. Trade accounts receivable were $914 million and $885 million at December 31, 2002 and 2001, respectively, net of allowances and after sales of accounts receivable under our accounts receivable facility. The allowance for doubtful accounts was $160 million and $138 million at December 31, 2002 and 2001, respectively. The majority of our receivables relates to our dialysis service business in North America.

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

      Estimates for the allowances for doubtful accounts receivable from the dialysis service business are mainly based on past collection history. Specifically, the allowances for the North American operations are based on an analysis of collection experience, recognizing the differences between payors and aging of accounts receivable. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowances in the international segment and the products business are also based on estimates and consider various factors, including aging, creditor and past collection history.

      A significant change in our collection experience, a deterioration in the aging of receivables and collection difficulties could require that we increase our estimate of the allowance for doubtful accounts. Any such additional bad debt charges could materially and adversely affect our future operating results.

Financial Condition and Results of Operations

      The tables below, “Fresenius Medical Care AG Segment Data,” present disaggregated information for our company. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

      This section contains forward-looking statements. We made these forward-looking statements based on our management’s expectations and beliefs concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Such statements include the matters that we described in the discussion in this report entitled “Forward-Looking Statements.”

      Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Overview

      We have identified three operating segments, North America, International, and Asia Pacific, that we determined based upon how we operate and manage our businesses. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments.

      Each segment engages primarily in providing kidney dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and renal diagnostic services. A Management Board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States of America.

      Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes the most appropriate measure in this regard is earnings before interest and taxes (“EBIT”). In addition to EBIT, management believes that earnings before interest, taxes, depreciation and amortization (“EBITDA”) is helpful for investors as a measurement of the segment’s and our ability to generate cash and to service financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our 1996 and 2003 senior credit agreements and the indentures relating to our outstanding trust preferred securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. We believe our EBIT calculation is the functional equivalent of operating income. Because all companies do not calculate EBITDA and EBIT consistently, the presentation herein may not be comparable to other similarly titled measures of other companies.

      Our discussions relating to our consolidated financial position and results of operations for 2001 reflect the effects of the special charge recorded in that year. The discussion of the disaggregated results of operations of the North America segment and the discussion under “Corporate” exclude the effect of those special charges.

A.  Operating Results

      The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. In order to facilitate a year-to-year comparison, goodwill adjusted figures for 2001 and 2000, as if SFAS No. 142, Goodwill and Other Intangible Assets, had been adopted as of January 1, 2000, have also been provided.

	For the years ended December 31,

	2002	2001	2001(a)	2000	2000(a)

	(in millions)
Total revenue
North America	$3,750	$3,604	$3,604	$3,084	$3,084
International	1,363	1,281	1,281	1,156	1,156

Totals	5,113	4,885	4,885	4,240	4,240

Inter-segment revenue
North America	2	2	2	2	2
International	27	24	24	37	37

Totals	29	26	26	39	39

Total net revenue
North America	3,748	3,602	3,602	3,082	3,082
International	1,336	1,257	1,257	1,119	1,119

Totals	5,084	4,859	4,859	4,201	4,201

EBITDA
North America	630	693	693	652	652
International	292	292	292	264	264
Special charge for legal matters	—	(258)	(258)	—	—
Corporate	(16)	(24)	(24)	(2)	(2)

Totals	906	703	703	914	914

Amortization and depreciation
North America	139	247	140	223	122
International	70	76	62	69	57
Corporate	2	1	1	1	1

Totals	211	324	203	293	180

EBIT
North America	491	446	553	429	530
International	222	216	230	195	207
Special charge for legal matters	—	(258)	(258)	—	—
Corporate	(18)	(25)	(25)	(3)	(3)

Totals	695	379	500	621	734
Interest income	18	14	14	9	9
Interest expense	(225)	(237)	(237)	(225)	(225)
Income tax expense	(182)	(91)	(109)	(190)	(207)
Minority interest	(4)	(2)	(2)	(3)	(3)

Income before extraordinary item	302	63	166	212	308
Extraordinary item	(12)	—	—	—	—

Net income	$290	$63	$166	$212	$308

(a)	Financial performance and certain operating results by principal business segment for the years ended December 31, 2001 and 2000 as if SFAS No. 142, Goodwill and Other Intangible Assets was adopted on January 1, 2000.

Year ended December 31, 2002 compared year ended December 31, 2001

      Net revenues for the year ended December 31, 2002 increased by 5% (6% at constant exchange rates) to $5,084 million from $4,859 million for the comparable period in 2001. The gross profit margin decreased from 33.7% to 32.6% in the year ended December 31, 2002 compared to the same period in 2001. This was mainly due to lower margins in North America and currency losses in Latin America (see also the discussion of our operating segments). Depreciation and amortization expense for 2002 was $211 million compared to $324 million for 2001. Amortization expense for goodwill and intangible assets not amortized anymore under SFAS No. 142 was $121 million in 2001. Selling, general and administrative costs decreased from $966 million in 2001 to $914 million in 2002 due to the net of lower amortization mainly as a result of the adoption of SFAS No. 142 and higher bad debt expense and other operating expenses. Net income for the year was $290 million as compared to $63 million in 2001. The results of operations for 2002 reflect the implementation of SFAS No. 142 as of January 1, 2002, and for 2001 the special charge for legal matters. Income before extraordinary loss in 2002 was $302 million compared to $63 million in 2001. Earnings per Ordinary share before extraordinary loss for 2002 were $3.12 compared to $0.65 in 2001.

      At December 31, 2002 we owned, operated or managed 1,480 clinics compared to 1,400 clinics at the end of 2001. During 2002, we acquired 33 clinics treating a total of 2,223 patients, opened 90 clinics and combined 43 clinics. The number of patients treated in clinics that we own, operate or manage increased from approximately 105,830 at December 31, 2001 to 112,200 at December 31, 2002. Approximately 16,385,000 treatments were provided in 2002; an increase of 7% from 15,250,000 treatments in 2001. Average revenue per treatment for world-wide dialysis services decreased from $233 to $226 mainly due to the decline of certain currencies compared to the U.S. dollar.

      The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Revenue

      Net revenue for the North America segment for the year ended December 31, 2002 grew by 4% from $3,602 million to $3,748 million. Dialysis care revenue increased 5% from $3,131 million to $3,293 million. The majority of the increase in dialysis care revenue resulted from a 4% increase in the number of treatments, mostly from same store growth, combined with a 1% increase due to increased revenue per treatment.

      During 2002, approximately 79,600 patients were being treated in the 1,080 clinics that we own, operate or manage in the North America segment, compared to approximately 76,600 patients treated in 1,030 clinics during 2001. The average revenue per treatment excluding laboratory testing revenue increased from $273 in 2001 to $274 in 2002. Including laboratory testing the average revenue per treatment increased from $284 in 2001 to $285 during 2002. The Medicare reimbursement rate has not increased since April 1, 2001, when it was increased by 1.6%. Medicare and Medicaid account for over 66% of North America dialysis services revenue.

      Dialysis products revenue decreased 4% from $471 million to $454 million. Our North America dialysis products division measures its sales performance based on its sales to the “net available external market” which is in essence patients and non-vertically integrated third party dialysis providers. The net available external market excludes certain product revenues relating to our dialysis services business and sales to other vertically integrated dialysis companies. Comparing 2002 to 2001, sales to the net available external market increased 6%.

EBITDA.

      EBITDA for the North America segment decreased by 9% from $693 million to $630 million. The EBITDA margin decreased from 19.2% to 16.8%. The main reasons were expenses related to the implementation of our UltraCareTM program, an Amgen price increase for EPO, higher facilities lease and certification expenses and higher bad debt expense. We have completed the implementation of UltraCareTM which uses, among others, the latest technology of single use, high-flux polysulfone dialyzers to improve patient outcomes and care. The shift to single use of dialyzers in UltraCareTM created a higher cost per treatment compared to re-use. See “Item 4B —

Information on the Company — Business Overview — Our Strategy.” This extra cost was mitigated through lower personnel costs combined with cost savings on medical supplies, making the single use of dialyzers cost neutral once implementation was completed. The implementation of this program had a negative effect on our margin since the additional expenses were incurred immediately, whereas the expected cost savings have been achieved over a longer period. A one-time pension curtailment gain was partially offset by severance and payroll costs for workforce reductions.

Depreciation and Amortization.

      Depreciation and amortization decreased from 7% ($247 million) of revenue in 2001 to 4% ($139 million) in 2002. The decrease in amortization expense of $108 million related almost exclusively to the accounting change required under SFAS No. 142. Adjusting the year ended December 31, 2001 as if SFAS No. 142 was implemented on January 1, 2001, amortization and depreciation remained at about 4% of revenue for both 2001 and 2002.

EBIT

      EBIT for the North America segment increased by 10%, from $446 million to $491 million due to the elimination of amortization for goodwill and intangible assets with indefinite useful lives under SFAS No. 142, partially offset by the factors affecting EBITDA. Assuming SFAS No. 142 had been adopted as of January 1, 2001, EBIT would have decreased 11%, from $553 million to $491 million. The EBIT margin over the same period decreased from 15.4% to 13.1% for the same reasons as described in EBITDA.

International Segment

Revenue

      Net revenue for the International segment during 2002 grew by 6% (12% at constant exchange rates) from $1,257 million in 2001 to $1,336 million in 2002. Acquisitions contributed approximately $51 million (4%). Same store growth during the period was 8% ($104 million). These increases in revenue were offset by a $75 million (6%) adverse exchange rate effect, principally attributable to currency devaluation in Argentina. Including the effects of acquisitions, Asia Pacific region revenue increased $53 million or 25% (26% at constant exchange rates), Latin America region revenue decreased $95 million or 39% (an 11% increase at constant exchange rates) while European region revenue increased $121 million, a 15% increase (9% increase at constant exchange rates).

      Total dialysis care revenue decreased during 2002 by 2% (a 19% increase at constant exchange rates) to $416 million from $426 million the same period of 2001. This decrease is a result of base business growth of $42 million combined with $40 million in growth from acquisitions offset by approximately $92 million due to exchange rate fluctuations.

      As of December 31, 2002, approximately 32,600 patients were being treated at 400 clinics that we own, operate or manage in the International segment compared to 29,230 patients treated at 370 clinics at December 31, 2001. The average revenue per treatment decreased from $104 to $88 due to the depression of local currencies against the U.S. dollar. At constant exchange rates, revenue per treatment increased $3 to $107.

      Total dialysis product revenue for 2002 increased by 11% (9% at constant exchange rates) to $921 million. Sales of dialyzers and peritoneal dialysis equipment more than offset a decrease in hemodialysis machine sales.

EBITDA.

      EBITDA for the International segment was $292 million for both 2002 and 2001 (a decrease of 1% at constant exchange rates). Our EBITDA margin decreased from 23.2% to 21.8% mainly due to the financial crisis in Latin America combined with growth of our business in lower margin countries.

Depreciation and Amortization

      Depreciation and amortization decreased slightly from 6% ($76 million) to 5% ($70 million) of revenues for 2002 compared to 2001 mainly as a result of the implementation of SFAS No. 142, partially offset by additional depreciation and amortization for expanded production facilities in Europe and Asia Pacific. 2001 amortization expense for goodwill and intangible assets not amortized in 2002 under SFAS No. 142 amounted to $14 million.

EBIT

      EBIT for the International segment for 2002 increased 3% (a 1% decrease at constant exchange rates) to $222 million due to the implementation of SFAS No. 142. Our EBIT margin decreased slightly from 17.2% to 16.6%. Adjusting 2001 as if SFAS No. 142 was implemented on January 1, 2001, EBIT decreased 3% (a decrease of 6% at constant exchange rates) with EBIT margin decreasing from 18.3% to 16.6%. As with EBITDA, this decrease was caused mainly by the financial crisis in Latin America and growth in lower margin countries.

Latin America

      Our subsidiaries in Latin America contributed approximately $149 million (3%) of our worldwide revenue in 2002 compared to approximately $244 million (5%) of our worldwide revenue in 2001. EBITDA decreased from $36 million in 2001 to $14 million in 2002 while EBIT decreased from $21 million to $6 million in the same period. Our operations in Latin America were affected by the financial crisis and the currency devaluation in Argentina and other Latin America countries.

      We considered the financial crisis in Latin America a triggering event. In the third quarter of this year, we completed an impairment test of our Latin America operations as required by SFAS No. 142. As of September 30, 2002, there was no impairment of long lived assets and goodwill. However, a worsening of the crisis in Argentina, a further devaluation of the Argentine peso or other Latin American currencies against the U.S. dollar or other unfavorable economic developments in Latin America could result in an impairment of long lived assets and goodwill. Goodwill and long-lived assets amount to $26 million and $84 million, respectively, at December 31, 2002.

Corporate

      We do not allocate “corporate costs” to our segments in calculating segment EBIT and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.

      Total corporate EBIT was $(18) million in 2002 compared to $(25) million in 2001. EBIT improved in 2002 due to a one-time recognition of $7 million in 2001 expenses related to 1996 merger related legal matters.

      On February 14, 2002, the Company redeemed the entire $360 million aggregate amount outstanding of its 9% Trust Preferred Securities due 2006. The Company exercised its option to redeem the securities at a price of US$1,045 per $1,000 liquidation amount plus accrued distributions of $18.25 per $1,000 for a total redemption price of $1,063.25 per $1,000. The Company funded the redemption utilizing its 1996 Senior Credit Agreement.

      An extraordinary loss of $12 million was incurred as a result of the early redemption of debt, consisting of $16 million of redemption premiums plus $3 million of associated debt issuance costs, less a $7 million tax benefit.

      The following discussions pertain to our total Company costs.

Interest

      Net interest expense for 2002 decreased 7% compared to 2001 mainly due to the redemption of our 9% trust preferred securities in February 2002, which we financed through our credit agreement at lower rates.

Income Taxes

      The effective tax rate for the year ending December 31, 2002 was 37.5% compared to 58.4% during 2001. This decrease in the effective rate was caused by the elimination of non-deductible amortization expense due to SFAS No. 142 combined with not being able to deduct a portion of the special charge for legal matters in 2001.

Year ended December 31, 2001 compared to year ended December 31, 2000

      Net revenues for the year ended December 31, 2001 increased by 16% (17% at constant exchange rates) to $4,859 million from $4,201 million for the comparable period in 2000. Net income for the year was $63 million as compared to $212 million in 2000. Excluding the effects of the special charge for legal matters of $258 million recorded in the fourth quarter 2001 and related prior quarter expenses of $7 million, net income for the year 2001 would have increased by 15% (18% at constant exchange rates) to $245 million. Earnings per Ordinary share in 2001 were $0.65 compared to $2.37 in the prior year. Excluding the effects of the special charge of $258 million and related prior quarter expenses of $7 million, earnings per Ordinary share would have increased by 7% to $2.53 in 2001.

      At December 31, 2001 we owned, operated or managed 1,400 clinics compared to 1,270 clinics at the end of 2000. During 2001, we acquired 88 clinics with a total of 8,671 patients, opened 74 clinics and disposed of 23 clinics.

      The number of patients treated in clinics that we own, operate or manage increased from approximately 91,900 at the end of 2000 to 105,830 at the end of 2001. Approximately 15,250,000 treatments were provided in the year 2001; an increase of 18% from 12,900,000 treatments for the comparable period in 2000. Average revenue per treatment company wide increased from $228 to $233.

      The following discussions pertain to our business segments and the measures we use to manage these segments. The North America segment discussion excludes the effects of the special charge for legal matters in 2001.

North America

Revenue

      Net revenue for the North America segment for 2001 grew by 17% from $3,082 million to $3,602 million. Dialysis care revenue increased by 20% to $3,131 million, 10% attributable to base business revenue growth and 10% to acquisitions. The increase in dialysis care revenue resulted primarily from a 15% ($404 million) increase in the number of treatments, reflecting both base business growth and the impact of 2001 and 2000 acquisitions. Revenue was also favorably impacted by an aggregate increase in revenue per treatment of approximately $118 million (5%) as a result of increased Medicare reimbursement rates, improved ancillary services and the introduction of perfusion services.

      Medicare reimbursement rates increased 1.2% as of January 1, 2001 due to legislation passed in January 2000. Additional legislation passed during the fourth quarter 2000 provided for an additional 1.2% rate increase. However, this second increase was delayed until April 1, 2001 at which time rates were increased 1.6% to make up for this delay.

      At the end of 2001, approximately 76,600 patients were treated in the 1,030 clinics that we own, operate or manage in the North America segment, compared to approximately 67,900 patients treated in 920 clinics at the end of 2000. The average revenue per treatment excluding laboratory testing revenue increased from $261 in 2000 to $273 in 2001. Including laboratory testing the average revenue per treatment increased from $272 in 2000 to $284 in 2001. Dialysis products revenue decreased slightly from $473 million to $471 million. This is attributable to the continuing growth of the large vertically integrated companies above the normal market growth and the resulting consolidation of the available external market.

EBITDA

      EBITDA for the North America segment grew by 6% due to increased treatment volume, improved treatment rates, increased ancillary services and increased earnings from laboratory testing. The EBITDA margin decreased 2%, from 21.2% in 2000 to 19.2% in 2001. This was mainly due to a lower than anticipated EBITDA contribution from the Everest acquisition, expenses caused by dialysis services converting from re-use to single use dialyzers, an increase in personnel expenses not fully compensated for by the increase in reimbursement rates, higher bad debt expenses relating to the changes in payor mix and aging, and increased costs to certify new clinics. The lower EBITDA contribution from Everest was caused by transition and integration costs that occurred during the first half of 2001.

Depreciation and Amortization

      Depreciation and amortization decreased slightly as a percentage of revenue to just under 7% in 2001. This was mainly due to the impact of internal revenue growth while amortization and depreciation increased to $247 million.

EBIT

      EBIT for the North America segment increased by 4% due to the increase in EBITDA. The EBIT margin decreased from 13.9% in 2000 to 12.4% in 2001 due to the same factors causing the decrease in the EBITDA margin.

International

Revenue

      Net revenue for the International segment increased by 12% (18% at constant exchange rates) from $1,119 million in 2000 to $1,257 million in 2001. Acquisitions contributed $89 million (8%), approximately $42 million in the European region, $21 million in the Latin America region and $26 million in the Asia Pacific region. Base business growth during the period was 4% (10% at constant exchange rates). Asia Pacific region revenue increased by 22% to $214 million (35% at constant exchange rates), and Latin America region revenue increased by 14% to $244 million (20% at constant exchange rates). European region revenue increased by 9% from $730 million in 2000 to $799 million in 2001 (13% increase at constant exchange rates).

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

EBITDA

      EBITDA for the International segment for 2001 grew by 11% (15% at constant exchange rates) from $264 million to $292 million primarily due to the increased revenue noted above. EBITDA margin remained relatively constant at 23% with the negative effect of the financial crisis in Argentina and currency problems in Columbia and Brazil leading to increased bad debt expense and higher cost of goods sold offset by increases in dialyzer and hemodialysis machine sales.

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

Argentina

      Excluding the special charge for legal matters and related prior quarter expenses, our business in Argentina contributed about 2.2% of EBIT and 2.6% of net income in 2001. In January 2002, the Argentine government terminated the fixed exchange rate between the U.S. dollar and the peso. On January 11, 2002, currency activity resumed, and the floating exchange rate ranged from 1.6 to 1.7 pesos to 1 U.S. dollar. In accordance with U.S. GAAP, we used the rate of 1.7 pesos to 1 U.S. dollar for purposes of translating Argentine peso financial statements as of December 31, 2001. There was no effect on earnings, since translation losses at year end are deferred in accumulated other comprehensive income.

      In 2001, Fresenius Medical Care achieved sales growth of 19% and an earnings after tax growth of 30% in Argentina.

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

      The special charge primarily comprises three major components:

      (1) We assessed the extent of potential liabilities as a result of the W.R. Grace Chapter 11 proceedings. The Company accrued $172 million principally representing a provision for income taxes payable for the years prior to the 1996 merger for which the Company has been indemnified by W.R. Grace, but may ultimately be obligated to pay as a result of W.R. Grace’s Chapter 11 filing. In addition, that amount includes the costs of defending the Company in litigation arising out of W.R. Grace’s Chapter 11 filing.

      (2) We entered into an agreement in principle with Aetna Life Insurance Company (“Aetna”) to establish a process for resolving our pending litigation with Aetna. The Company has included in the special charge the amount of $55 million to provide for settlement obligations, legal expenses and disputed accounts receivable for Aetna and the other litigants. If the Company is unable to settle the pending matters with any of the remaining commercial insurers, whether on the basis of the Aetna agreement in principle or otherwise, the Company believes that this charge reasonably estimates the costs and expenses associated with such litigation.

      (3) The remaining amount of $31 million mainly represents assets impaired due to litigation.

      See also Note 3—“Special Charge for Legal Matters” and Note 20—“Legal Proceedings” in the Consolidated Financial Statements.

Corporate

      We do not allocate “corporate costs” to our segments in calculating segment EBIT and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, legal fees, etc.

      Total corporate EBIT was $(25) million in 2001 compared to $(3) million in 2000. EBIT in 2001 was primarily affected by $7 million expenses related to 1996 merger related legal matters recorded in quarters prior to the recognition of the special charge and lower foreign currency gains which had a positive impact of $12 million in 2000.

      The following discussions pertain to our total company costs, excluding the effects of the special charge for legal matter in 2001.

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

B.  Liquidity and Capital Resources

Year ended December 31, 2002 compared to year ended December 31, 2001

Cash Flow

Operations

      We generated cash from operating activities of $550 million in the year ended December 31, 2002 and $424 million in the comparable period in 2001, an increase of about 30% over the prior year. Cash flows benefited from improved accounts receivable collections, especially in North America.

Investing

      Cash used in investing activities decreased from $468 million to $281 million mainly because of lower cash acquisition payments and net capital expenditures. In 2002, we paid approximately $80 million ($38 million for the North American segment and $42 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics. In 2001, we paid approximately $217 million ($178 million for the North American segment and $39 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics, including the cash portion of the purchase price for Everest.

      In addition, capital expenditures for property, plant and equipment net of disposals were $201 million for the year ended December 31, 2002 and $251 million for the comparable period in 2001. In 2002, capital expenditures were $98 million in the North America segment and $103 million for the International segment. In 2001, capital expenditures were $123 million in the North America segment and $128 million for the International segment. The majority of our capital expenditures were used for the upgrading of existing clinics and the expansion of production facilities in North America, Germany, France, Italy, Mexico, and Brazil. Capital expenditures were approximately 4% of total revenue.

Financing

      Net cash used in financing was $265 million in 2002 compared to cash provided by financing of $43 million in 2001 because our financing needs decreased due to lower borrowing for acquisitions, higher operating cash flows and lower capital expenditure. Cash on hand was $65 million at December 31, 2002 compared to $62 million at December 31, 2001.

      On February 14, 2002, we redeemed the entire $360 million aggregate liquidation amount outstanding of our 9% Trust Preferred Securities due 2006, utilizing funds borrowed under our 1996 senior credit facility. An extraordinary loss of $12 million was incurred as a result of the early redemption of debt, consisting of $16 million of redemption premiums plus a $3 million write-off of associated debt issuance costs, less a $7 million tax benefit.

      In January 2001, we completed the acquisition of Everest. Approximately one-third of the purchase price ($365 million) was funded by the issuance of 2.25 million Preference shares ($99 million) to Everest stockholders. The remaining purchase price was paid with $131 million cash and debt assumed ($135 million). This debt was subsequently retired using our senior credit facility.

      In June 2001 we completed offerings of $225 million aggregate liquidation amount of dollar-denominated 7 7/8% Trust Preferred Securities due 2011 and € 300 million aggregate liquidation amount of euro-denominated 7 3/8% trust preferred securities due 2011.

      Between July 13, 2001 and December 5, 2001 we issued four tranches of senior notes totaling €128.5 million.

Dividends

      Consistent with prior years, we will continue to follow an earnings driven dividend policy. The Managing Board will propose to the Supervisory Board a dividend of € 0.94 per ordinary share (2001: €0.85) and €1.00 per preference share (2001: €0.91) for shareholder approval at the annual general meeting on May 22, 2003. The total expected dividend payment is approximately €92 million. Our Senior Credit Agreement limits dividend payments during 2003 to $130 million.

Liquidity

      Primary sources of liquidity have historically been cash from operations, cash from short term borrowings as well as from long term debt from third parties and from related parties and cash from issuance of Preference shares. We expect that our primary source of liquidity for 2003 will be our operations and financing activities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 73% of our revenues are generated from providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the twelve months ended December 31, 2002, approximately 43% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes may affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. For additional information about the impact of U.S. government reimbursement programs, see Item 4B, “Business Overview — Dialysis Care — Sources of U.S. Dialysis Care Net Revenues”. Furthermore cash from operations depends on the collection of accounts receivable. We may face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. This could have a material adverse effect on our capacity to generate cash flow.

      Cash from short-term borrowings can be generated by selling interests in accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius AG. Long-term financing is provided by the revolving portion, and term loans of our Senior Credit Agreement and has been provided through the issuance of our trust preferred securities facility. We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs.

      At December 31, 2002, we had approximately $381 million of borrowing capacity available under the revolving portion of our senior credit facility. On February 21, 2003, we entered into an amended and restated senior credit agreement with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia, and certain other financial institutions. Pursuant to the agreement, the Lenders have made available to the Company and certain subsidiaries and affiliates an aggregate of up to $1,500 million through three credit facilities. The three facilities are a revolving facility of $500 million and two term loan facilities of $500 million each. We used the initial borrowings under the new senior credit agreements to refinance outstanding borrowings under our prior senior credit agreement and for general corporate purposes (see note 25 of the Consolidated Financial Statements).

      Our Senior Credit Agreement and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our Senior Credit Agreement, we are obligated to maintain a minimum consolidated net worth and a minimum consolidated fixed charge ratio (ratio of earnings before interest, taxes, depreciation, amortization and rent to fixed charges) and we have to maintain a certain consolidated leverage ratio (ratio of consolidated funded debt to EBITDA).

      Our Senior Credit Agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends, create liens or make capital expenditures, investments or acquisitions. The breach of any of the covenants could result in a default under the credit agreement or the notes, which could, in turn, create additional defaults under the agreements relating to our other long term indebtedness. In default, the outstanding balance under the senior credit agreement becomes due.

      After redemption of $360 million aggregate liquidation amount of 9% trust preferred securities on February, 14, 2002, our long-term financing under our remaining trust preferred securities begins to come due in February 2008.

      National Medical Care, Inc. (“NMC”), our subsidiary, has an asset securitization facility (the “accounts receivable facility”) whereby receivables of NMC and certain affiliates are sold to NMC Funding Corporation (the “Transferor”), a wholly-owned subsidiary of NMC, and subsequently the Transferor transfers and assigns percentage ownership interests in the receivables to certain bank investors. The amount of the accounts receivable facility was last amended on October 24, 2002, when we extended its maturity to October 24, 2003.

      Our capacity to generate cash from the accounts receivable facility depends on the availability of sufficient accounts receivable that meet certain criteria defined in the agreement with the third party funding corporation. A lack of availability of such accounts receivable may have a material impact on our capacity to utilize the facility for our financial needs.

      The settlement agreement with the asbestos creditors committee on behalf of the W.R. Grace & Co. bankruptcy estate provides for payment of $115 million upon confirmation of the W.R. Grace & Co. bankruptcy reorganization and approval of the settlement agreement by the U.S. Bankruptcy Court. We are subject to a tax audit in Germany and as a result may be required to make additional tax payments. The potential payments will not affect earnings, as the related taxes have been fully accrued. We are currently not in a position to determine the amount and timing of these payments which may become payable in 2003.

Obligations

      The following table summarizes, as of December 31, 2002, our obligations and commitments to make future payments under our long-term debt, trust preferred securities and other long term obligations, and our commitments and obligations under lines of credit and letters of credit.

		Payments due by period of

Contractual Cash Obligations	Total	1 Year	2-5 Years	Over 5 Years

Trust Preferred Securities	$1,145,281	$—	$—	$1,145,281
Long Term Debt	1,100,959	17,374	1,056,004	27,581
Capital Lease Obligations	10,645	5,020	5,625	—
Operating Leases	847,211	180,131	538,649	128,431
Unconditional Purchase Obligations	306,195	126,671	146,314	33,210
Other Long-term Obligations	5,996	5,996	—	—

	$3,416,287	$335,192	$1,746,592	$1,334,503

		Expiration per period of

Available Sources of Liquidity	Total	1 Year	2-5 Years	Over 5 Years

Unused Senior Credit Lines	$381,445	$—	$381,445	$—
Other Unused Lines of Credit	60,541	58,012	2,529	—

	$441,986	$58,012	$383,974	$—

      The amount of guarantees and other commercial commitments at December 31, 2002 is not significant. The available sources of liquidity do not reflect the new FMC Senior Credit Agreement of February 21, 2003.

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

Financing

      Net cash provided by financing decreased to $43 million in 2001 from $156 million in 2000 due primarily to increased repayments of short term borrowings to both related and third party creditors. Cash on hand was $62 million at December 31, 2001 compared to $65 million at December 31, 2000.

      In 2000, we executed definitive agreements with respect to the settlement of the U.S. government investigation. The agreements required net settlement payments totaling approximately $387 million in 2000 and about $86 million in 2001, when the final payment was made.

      In January 2001, we completed the acquisition of Everest. Approximately one third of the purchase price ($365 million) was funded by the issuance of 2.25 million Preference shares ($99 million) to Everest stockholders. The remaining purchase price was paid with $131 million cash and debt assumed ($135 million). This debt was subsequently retired using our senior credit facility.

      In June 2001 we completed offerings pursuant to Rule 144A and Regulation S under the Securities Act of 1933 of $225 million aggregate liquidation amount of dollar-denominated 7 7/8% trust preferred securities due 2011 and €300 million aggregate liquidation amount of euro-denominated 7 3/8% trust preferred securities due 2011. The net proceeds of the offerings were approximately $471 million, which we used to repay outstanding revolving indebtedness under our senior credit facility, to repay short-term debt, including approximately $120 million of short-term debt to Fresenius AG, and for general corporate purposes.

      Between July 13, 2001 and December 5, 2001 we issued four tranches of senior notes totaling €128.5 million. The first two tranches were issued on July 13, 2001 with the first for €80 million with a fixed rate of 6.16% and the second for €28.5 million with a floating rate, at the time of issue 5.837%. The third tranche was issued on September 15, 2001 for €15 million at a floating rate of 5.077% at time of issue. The final tranche was issued on December 5, 2001 for €5 million at a fixed rate of 5.33%. All four tranches have a maturity date of July 13, 2005. The floating interest rates are tied to EURIBOR.

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

Recently Issued Accounting Standards

      In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. The Company adopted these statements as described in Note 1g. The effect on prior years income is described in Note 9 of our Consolidated Financial Statements.

      In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company will adopt SFAS No. 143 as of January 1, 2003. The adoption of SFAS No. 143 will not have a material impact on the Company’s financial statements.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. It provides new guidance that modifies and supercedes the existing guidance in SFAS No. 121 and APB No. 30. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not have an impact on the Company’s financial statements.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds SFAS No. 4, SFAS No. 64 related to classifications of gains and losses on debt extinguishments such that most debt extinguishment gains and losses will no longer be classified as extraordinary. SFAS No. 145 also amends SFAS No. 13, with respect to certain sale-leaseback transactions. The Company will adopt SFAS No. 145 in regard to SFAS No. 4 on January 1, 2003. In the first quarter of 2002, the Company recorded an extraordinary loss of $11,777, net of taxes of $7,740, as a result of the early redemption of debt (see Note 14 of our Consolidated Financial Statements). This loss will no longer be presented as an extraordinary loss upon the adoption of SFAS No. 145. The Company adopted the other provisions of SFAS No. 145 effective April 1, 2002.

      In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The standard requires companies to recognize costs associated with exit or disposal activities when liabilities are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). This statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

      In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others. FIN 45 requires a guarantor to recognize a liability measured at fair value at the inception of a guarantee for obligations undertaken, including its obligation to stand ready to perform over the term of the guarantee. The initial recognition and measurement provisions are applicable prospectively to guarantees issued or modified after December 31, 2002. FIN 45 also clarifies and expands the disclosure requirements related to guarantees, including product warranties. The Company adopted those disclosure requirements as of December 31, 2002. The

Company has guarantees of an immaterial amount. As such, they do not materially impact the Company’s financial statements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation to provide alternative methods for a change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirement of SFAS No. 123 to require disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect the method used had on reported results. The Company adopted the amended disclosure requirements as of December 31, 2002 (see Notes 1s and 18 of our Consolidated Financial Statements).

      In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (“FIN 46”) Consolidation of Variable Interest Entities. FIN 46 addresses the consolidation of variable interest entities by the primary beneficiary, when the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated support from other parties and/or the equity investor lacks certain essential characteristics of a controlling financial interest. FIN 46 requires existing variable interest entities to be consolidated if those entities do not effectively disburse risk among the parties involved. The interpretation becomes effective at various dates in 2003 and provides various transition rules. The adoption of FIN 46 has no material impact on the Company’s financial statements.

C.  Research and development

      Our research and development activities aim to improve the quality of dialysis treatment by matching it more closely with the individual needs of the patient, while reducing the overall cost for treatment. With our vertical integration, our research and development department can apply our experience as the world’s largest provider of dialysis treatments to product development. To maintain and further enhance a continuous stream of product innovations, we had over 200 employees working in research and development worldwide at December 31, 2002. Approximately two-thirds of our research and development activities are based in Germany and one third in North America.

      Research and development focuses strongly on the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients, and on process technology for manufacturing our products. Research and development expenditures were $32 million in 2000, $36 million in 2001, and $47 million in 2002. For information regarding recent product introductions, see “Item 4.B. Business Overview — New Product Introductions.”

      We intend to continue to maintain our central research and development operations for disposable products at our St. Wendel, Germany facility and for durable products at our Schweinfurt and Bad Homburg, Germany facilities. Local activities will continue to focus on cooperative efforts with those facilities to develop new products and product modifications for local markets.

      In North America, we have concentrated our business development activities on expanding our products business in three main areas:

•	pharmaceutical products utilized in treating our renal patient base

•	innovative products to improve vascular access outcomes for our renal patients

•	products and technologies which leverage our core competencies to provide extracorporeal therapies to treat other diseases

D.  Trend information

      For information regarding significant trends in our business see “Item 5.A. Operating Financial Review and Prospects.”

Item 6.     Directors, Senior Management and Employees

A.  Directors and senior management

General

      In accordance with the German Stock Corporation Act, we have a supervisory board and a management board. The two boards are separate and no individual may simultaneously be a member of both boards.

Our Supervisory Board

      Our supervisory board consists of six members who are elected by the holders of Ordinary shares at our annual general meeting. Pursuant to the pooling agreements described in the exhibits, at least one-third (but no fewer than two) of the members of the supervisory board elected by the shareholders are required to be independent directors as defined in the pooling agreements, i.e., persons with no substantial business or professional relationship with us, Fresenius AG or any affiliate of either.

      If and when either:

•	Fresenius Medical Care AG itself has more than 500 employees; or

•	we enter into a domination agreement with a German subsidiary having more than 500 employees, or if that subsidiary is integrated into Fresenius Medical Care AG;

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

      The term of a member of the supervisory board will expire at the end of the general meeting of shareholders after the fourth fiscal year following the year in which the member was elected, but not counting the fiscal year in which such member’s term begins. Members of the supervisory board elected by our shareholders may be removed by a resolution of our general meeting. This resolution requires a three-fourths majority of the votes cast at that meeting. The supervisory board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.

      The principal function of the supervisory board is to appoint and to supervise the management board and to approve mid-term planning, dividend payments and matters which are not in the ordinary course of business and are of fundamental importance to us.

      The table below provides the names and ages of the members of our supervisory board.

Age as of
December 31,
Name	2002

Dr. Gerd Krick, Chairman	64
Dr. Dieter Schenk, Deputy Chairman	50
Prof. Dr. Bernd Fahrholz	54
Dr. Theo Spettmann	58
Walter L. Weisman(1)	67
Stephen M. Peck(1)	67

(1)	Independent Director

     The term for each member of the supervisory board set forth above will expire at the end of the fiscal year 2005. Members of the supervisory board are eligible for reelection at the 2006 Annual General Shareholders Meeting.

      DR. GERD KRICK has been Chairman of our supervisory board since January 1, 1998. Since 1992, he has been Chairman of the Fresenius AG management board. Prior to 1992, he was a Director of the Medical Systems Division of Fresenius AG and Deputy Chairman of the Fresenius AG management board. From September 1996 until December 1997, Dr. Krick was Chairman of the management board of Fresenius Medical Care. Dr. Krick is a member of the Board of Directors of Adelphi Capital Europe Fund, of the Administrative Board of Dresdner Bank Luxembourg S.A., of the supervisory board of Vereinte Krankenversicherung AG, of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie and of the Board of Trustees of the Donau Universität Krems. He is also the Chairman of the supervisory boards of Vamed AG and of Fresenius Kabi AG.

      DR. DIETER SCHENK has been Deputy Chairman of our supervisory board since 1996. He is an attorney and tax advisor and has been a partner in the law firm of Nörr Stiefenhofer Lutz since 1986. Dr. Schenk is also a member of the supervisory board of Fresenius AG. He also serves as a member and chairman of the supervisory board of Gabor Shoes AG, a member and vice-chairman of the supervisory boards of Greiffenberger AG and TOPTICA Photonics AG and as a member of the supervisory board of Deutsche BA Luftfahrtgesellschaft mbH.

      PROF. DR. BERND FAHRHOLZ has been a member of our supervisory board since 1998. He is an attorney and has been a member of the management board of Dresdner Bank AG since 1998 and its Chairman since April 2000. He also serves as the vice-chairman of the management board of Allianz AG. Dr. Fahrholz is a member of the supervisory boards of Dresdner Kleinwort Benson North America Inc.; BMW AG; BNP-Paribas S.A.; Heidelberger Zement AG; Advance Holding AG; Banco General de Negocios S.A. Until December 31, 2001, he was a member of the supervisory board of Reuschel & Co.

      DR. THEO SPETTMAN has been a member of our supervisory board since April 1, 2000. He has been a member of the management board of Südzucker AG since 1988 and Spokesman of the management board of Südzucker AG since 1995. Dr. Spettman also serves on the supervisory boards of Karlsruher Versicherungen AG, Gerling Industrie Service AG, and is chairman of the supervisory boards of Berentzen-Group AG and Saint Louis Sucre S.A. He is chairman of the advisory boards of AIH Agrar-Industrie-Holding GmbH and Mönnich GmbH & Co. KG. He is also on the board of trustees for Südzuckergroup Export Centre S.A. as chairman ans Raffinerie Tirlemontoise S.A.

      WALTER L. WEISMAN has been a member of our supervisory board since 1996. He is a private investor and a former Chairman and Chief Executive Officer of American Medical International, Inc. Mr. Weisman is on the board of Community Care Health Network, Inc. and is a Vice-Chairman of the Board of trustees for the California Institute of Technology, Chairman of the Board of the Los Angeles County Museum of Art, Chairman of the Board of the Sundance Institute, and a trustee of the Samuel H. Kress Foundation and the Public Broadcasting Service. In 2002, Mr. Weisman was elected to the board of Occidental Petroleum Corporation.

      STEPHEN M. PECK was elected to our supervisory board in 1999. He is currently a partner with Torrey Funds LLC. He is a former managing partner of Weiss, Peck & Greer which he cofounded in 1970. He served as Chief Investment Officer and Director of Reliance Insurance Company, Inc. from January 1986 to July 1988. Mr. Peck is a member of the Board of Directors of Advance Auto Parts, Inc., Boston Life Sciences, Inc. and Carnac Resource, Inc. He also serves as a member of the Advisory Board of Brown Simpson Asset Management. Mr. Peck is presently on the Board of Trustees of Mount Sinai Medical Center, Mount Sinai Hospital, and the Mount Sinai School of Medicine. He is a member of the Board of Trustees of Mount Sinai/NYU Health and The Jewish Theological Seminary.

Management Board

      Each member of our management board is appointed by the supervisory board for a maximum term of five years and is eligible for reappointment thereafter. Their terms expire at our annual general meeting in the years listed below.

      The table below provides names, ages, positions and terms of office of the members of our management board.

	Age as of		Year
	December 31,		Term
Name	2002	Position	Expires

Dr. Ben J. Lipps	62	Chairman of the management board, Chief Executive Officer of our Company and Chief Executive Officer for North America	2004
Roberto Fusté	50	Chief Executive Officer for Asia Pacific	2006
Dr. Emanuele Gatti	47	Chief Executive Officer for Europe, Middle East, Africa and Latin America	2005
Dr. Ulf M. Schneider	37	Chief Financial Officer (until May 28, 2003)	2004
Dr. Rainer Runte	43	General Counsel and Chief Compliance Officer	2005

      DR. BEN J. LIPPS has been Chairman of the management board since May 1, 1999 and was Vice Chairman of the management board from September 1998 until May 1, 1999. He has been President and a director of Fresenius Medical Care Holdings since September 1996 and President, Chief Executive Officer, Chief Operating Officer and a director of Fresenius USA since October 1989, and served in various capacities with Fresenius USA’s predecessor since 1985. Dr. Lipps joined Dow Chemical Company in 1966 and led the research team that developed the first hollow fiber dialyzer between 1967 and 1969. Prior to joining Fresenius USA’s predecessor, Dr. Lipps was a Vice President of Research and Development for Cordis Dow Corporation.

      MR. ROBERTO FUSTÉ was appointed to our management board effective January 1, 1999. Mr. Fusté is responsible for the Asia-Pacific region within the International segment, for which he assumed responsibility in 1998. Mr. Fusté joined Fresenius AG in 1991 when Fresenius AG acquired Nephrocontrol S.A., a Spanish company which he founded in 1985 and of which he was Managing Director and joint owner. After the company was acquired by Fresenius AG, he continued as Managing Director. In 1995, he joined the Head Office of Fresenius AG where he has held various executive positions.

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

      Dr. ULF M. SCHNEIDER joined our management board on November 1, 2001 and is Chief Financial Officer. Previously he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has held several senior executive and financial positions since 1989 with Gehe’s majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company. On March 7, 2003, Dr. Schneider announced his resignation to become Chairman of the Management Board of Fresenius AG, effective May 28, 2003.

      DR. RAINER RUNTE was appointed a deputy member of our management board as General Counsel and Chief Compliance Officer effective March 15, 2002. Dr. Runte has worked as in-house counsel within Fresenius AG and its subsidiaries and has served as General Counsel of Fresenius Medical Care since 1997.

      The business address of all members of our management board and supervisory board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

B.  Compensation

Compensation of Our Management Board and our Supervisory Board

      For the year ended December 31, 2002, we paid aggregate cash compensation to all members of the Management Board of €2,886,869. The aggregate compensation fees to all members of the Supervisory Board was €466,860 including compensation to Dr. Krick for his duties as Chairman of the Supervisory Board. We pay an annual retainer fee to each member of the Supervisory Board, with the Chairman paid twice that amount and the Deputy Chairman paid 150% of that amount. We reimburse Supervisory Board members for their reasonable travel and accommodation expenses incurred with respect to their duties as Supervisory Board members. The aggregate compensation reported above does not include amounts paid as fees for services rendered by certain business or professional entities with which some of the Supervisory Board members are associated.

      During 2002 we awarded 99,600 options to purchase our preference shares without stock price targets at a weighted average exercise price of €29.68 and 57,270 options with stock price targets at a weighted average exercise price of €37.53 under the new FMC International 2001 Plan, none of which are exercisable. At December 31, 2002 Management Board members held options to acquire 111,574 Preference shares, all of which were exercisable at a weighted average exercise price of €37.37 under FMC 98 Plan 2 and 239,250 options, none of which are exercisable, under the FMC 2001 stock incentive plan.

      At December 31, 2002, a loan granted to a member of our Management Board in the principal amount of $2,000,000, bearing interest at 6% per annum, was outstanding.

C.  Board Practices

      For information relating to the terms of office of our management board and our supervisory board and the periods in which the members of those bodies have served in office, see Item 6.A. above. We do not have a remuneration committee. Our Supervisory Board carries out the functions usually performed by the remuneration committee, and our Supervisory Board reviews the compensation of the members of our Management Board. On March 6, 2003 the Supervisory Board created an Audit Committee, who’s members are Dr. Dieter Schenk, Walter L. Weisman and Stephen M. Peck. The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities, primarily through:

•	overseeing management’s conduct of our financial reporting process and the internal accounting and financial control systems;

•	monitoring our internal controls risk management;

•	monitoring the independence and performance of our outside auditors; and

•	providing an avenue of communication among the outside auditors, management and the Supervisory Board.

D.  Employees

      At December 31, 2002, we had 39,264 employees, as compared to 37,331 at December 31, 2001 and 35,370 at December 31, 2000. They are employed in our principal segments as follows: North America 26,489 employees and International 12,775. The following table shows the average number of employees by segment and our major category of activities for the last three fiscal years.

	2002	2001	2000

North America
Dialysis Care	21,628	22,382	19,601
Dialysis Products	4,861	3,970	3,616

	26,489	26,352	23,217
International
Dialysis Care	6,924	6,173	5,807
Dialysis Products	5,851	4,806	4,292

	12,775	10,979	10,099

      We are a member of the Chemical Industry Employers Association in Germany and we are bound by union agreements negotiated with the respective union representatives. We are also party to additional shop agreements negotiated with works councils at individual facilities that relate to those facilities. During the last three fiscal years, we have not suffered any labor-related work disruptions. In addition, approximately 2% of our U.S. employees are covered by union agreements.

E.  Share ownership

      As of December 31, 2002, members of the Supervisory Board and the Board of Management as a group owned 4,367 Ordinary shares (0.01% of total Ordinary shares outstanding) and 3,200 Preference shares (0.01% of total Preference shares outstanding). At December 31, 2002 management board members held options to acquire 350,824 Preference shares of which options to purchase 111,574 Preference shares were exercisable at a weighted average exercise price of €37.37. Those options expire at various dates between 2008 and 2012. None of the members of our Management Board and our Supervisory Board beneficially owns more than 1% of our outstanding Ordinary shares or our outstanding Preference shares.

Options to Purchase Our Securities

Stock Option Plans

      Immediately prior to the formation of Fresenius Medical Care, we adopted a stock incentive plan (the “FMC Plan”) for our key management and executive employees. As of December 31, 2002, 53,389 preference shares were available and exercisable with an average price range between $55.59 and $78.33 per share. Effective September 2001, no additional awards are granted under the FMC Plan.

      During 1998, we adopted two stock incentive plans (“FMC 98 Plan 1” and “FMC 98 Plan 2”) for our key management and executive employees. Under FMC 98 Plan 1, eligible employees have the right to acquire Preference shares of the Company. The maximum number of Preference shares that may be issued under this plan is 2,443,333 less any shares issued, or subject to issue, under the FMC Plan. Any shares available due to forfeiture of Grants under the FMC Plan would be considered available under FMC 98 Plan 1 as long as the total Preference shares issued under both plans does not exceed the 2,443,333 shares noted above. Under FMC 98 Plan 2, eligible employees have the right to acquire our Preference shares (“Options”). The share price of the Preference share shall be equal to the average of the official daily quotation prices of the Preference shares on the Frankfurt Stock Exchange on the thirty days (30) of trading immediately prior to the date of grant of the Option. One third of an Option vests on each of the second, third and fourth anniversary of the award date, provided that we achieve certain performance criteria for the full fiscal year following the grant date in comparison to its performance for the full fiscal year preceding the grant date. On May 30, 2000, our shareholders approved a change to the FMC 98 Plan 2 whereby the impact of the special charge for the 1999 Settlement was excluded from the our performance criteria relative to the EBIT growth requirements in the plan. Options granted under FMC 98 Plan 2 have a 10-year term. The maximum number of Preference shares that may be issued under this plan is 2,500,000 shares, of which 500,000 are designated for Management Board members and 2,000,000 are for other managerial staff. Each option is exercisable into one Preference share. Effective September 2001, no additional Grants or Options will be awarded under FMC Plan 98 1 or FMC Plan 98 2.

      On May 23, 2001, by resolution of our annual general meeting, the FMC 98 Plans were replaced by a new plan. The Management Board was empowered to issue convertible bonds with a total value of €10,240,000 to the members of the Management Board and to other employees entitling a total subscription of up to 4 million non-voting Preference shares. The convertible bonds have a par value of €2.56 and are interest bearing at a rate of 5.5%. Purchase of the bonds is funded by a non-recourse loan secured by the bond with respect to which the loan was made. We have the right to offset our obligation on a convertible bond against the employee obligation on the related loan; therefore, the convertible bond obligations and employee loan receivables are not reflected in our consolidated financial statements. The bonds mature in ten years and are generally fully convertible after three years. The bonds may be issued either as convertible bonds which are subject to a stock price target or convertible bonds without a stock price target. In the case of convertible bonds which are subject to a stock price target the conversion right is exercisable only if the market price of the Preference shares increases by 25% or more over the grant-date price subsequent to the day of grant for at least one day prior to exercise. Participants have the right to opt for convertible bonds with or without the stock price target. In order to create an incentive to select convertible bonds which depend on the stock price target, the number of convertible bonds awarded to those employees who select the bonds without a stock price target will be reduced by 15%. Each convertible bond entitles the holder thereof, upon payment of a conversion price to convert the bond into one Preference share. The conversion price of the convertible bonds which are not subject to the stock price target is determined by the average price of the Preference shares during the last 30 trading days prior to the date of grant. The conversion price of the convertible bonds which depend on the stock price target corresponds to the closing price of the Preference shares the day the target was reached.

      The Managing Board and Supervisory Board are authorized to issue up to 20% of the total number of convertible bonds each year through May 22, 2006. The plan is valid until the last convertible bond issued under this plan is terminated or converted. Of the 1,490,377 shares outstanding at December 31, 2002, 249,317 shares were issued under the plan with the stock price target.

Rollover options

      In connection with our formation, employees of National Medical Care exchanged options to purchase W.R. Grace common stock and Fresenius USA employees exchanged options to purchase Fresenius USA common stock for equivalent options with respect to our Ordinary shares. When we were formed, German corporate law did not allow us to reserve Ordinary shares and issue them upon the exercise of these rollover options, as is done by U.S. corporations. Instead, we issued the Ordinary shares issuable upon exercise of the options to Fresenius AG, which will hold the shares until exercise of the options. Fresenius AG has agreed that it will not exercise voting power, and will return any dividends paid, with respect to the Ordinary shares underlying options formerly related to W.R. Grace common stock. Upon exercise of any of these options, the holder will pay the option exercise price to us and Fresenius AG will deliver the Ordinary shares to the depositary for the Ordinary shares against issuance of American Depository Shares (“ADSs”) representing Ordinary shares in the name of the option holder. Upon cancellation or expiration without exercise of options formerly relating to W.R. Grace common stock, Fresenius AG will transfer the underlying Ordinary shares to us at no cost. Upon cancellation or expiration without exercise of options formerly relating to Fresenius USA common stock, the underlying Ordinary shares will revert to Fresenius AG. All rollover options expire on the same date on which the previous options to purchase either the W.R. Grace common stock or Fresenius USA common stock to which such rollover options relate would have expired.

      During the year ended December 31, 2002, 38,085 FMC Rollover Plan options were exercised by employees. Rollover Plan options for 104,418 Ordinary ADSs were outstanding and exercisable as of December 31, 2002 at a weighted average exercise price of $9.28. Members of our supervisory board and our management board, as a group, held no rollover options.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

Security Ownership of Certain Beneficial Owners of Fresenius Medical Care

      Our outstanding share capital consists of Ordinary shares and non-voting Preference shares that are issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, we have no way of determining who our shareholders are or how many shares any particular shareholder owns except as described below with respect to our shares held in American Depository Receipt (“ADR”) form. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Exchange Act. Under the German Securities Exchange Law (Wertpapierhandelsgesetz), holders of voting securities of a German company listed on the official market (amtlicher Handel) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 5%, 10%, 25%, 50% and 75% of a company’s outstanding voting rights.

      To our knowledge, Fresenius AG is the only entity that beneficially owns more than 5% of our outstanding Ordinary shares. We have been informed that as of December 31, 2002, Fresenius AG owned the majority, 50.8%, of our Ordinary shares. At December 31, 2002 Fresenius AG’s Ordinary shares represented approximately 37% of our total share capital. Morgan Guaranty Trust Company of New York, our ADR depositary, informed us, that as of December 31, 2002 2,773,838 Ordinary ADSs, each representing one-third of an Ordinary share, were held of record by 7,945 U.S. holders and 47,401 Preference ADSs, each representing one-third of a Preference share, were held of record by 5 U.S. holders. Ordinary shares and Preference shares held directly by U.S. holders accounted for approximately 1% of our Ordinary shares outstanding and less than 1% of our Preference shares outstanding as of December 31, 2002. For more information regarding ADRs and ADSs see “Item 10.B. Memorandum and Articles of Association — Description of American Depositary Receipts.”

Security Ownership of Certain Beneficial Owners of Fresenius AG

      Fresenius AG’s share capital consists of Ordinary shares and non-voting Preference shares. Both classes of shares are issued only in bearer form. Accordingly, Fresenius AG has no way of determining who its shareholders are or how many shares any particular shareholder owns. However, under the German Securities Exchange Law, holders of voting securities of a German company listed on the official market (amtlicher Handel) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of certain levels of holdings, as described above.

      Based on the most recent information available, Vermögensverwaltungsgesellschaft Nachlass Else Kröner mbH owns 67.4% of the Fresenius AG Ordinary shares. Fresenius AG has also been informed that AW-Beteiligungsgesellschaft mbH, which is controlled by Agrar Industrie Holding GmbH, owns 8.8% of the Fresenius AG Ordinary shares. In addition, Allianz Lebensversicherungs-AG informed Fresenius AG that it owns 9.7% of the Fresenius AG Ordinary shares.

B.  Related party transactions

      In connection with the formation of Fresenius Medical Care, and the combination of the dialysis businesses of Fresenius AG and W.R. Grace, Fresenius AG and its affiliates and Fresenius Medical Care and its affiliates entered into several agreements for the purpose of giving effect to the merger and defining our ongoing relationship. Fresenius AG and W.R. Grace negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between Fresenius Medical Care and Fresenius AG and their affiliates. Some of these agreements have been previously filed with the Securities and Exchange Commission. The following descriptions are not complete and are qualified in their entirety by reference to the agreements, copies of which have been filed with the Securities and Exchange Commission and the New York Stock Exchange. We believe that the leases, the supply agreements and the service agreements are no less favorable to us and no more favorable to Fresenius AG than would have been obtained in arm’s-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius AG and W.R. Grace, and, taken independently, are not necessarily indicative of market terms.

      In the discussion below regarding our contractual and other relationships with Fresenius AG:

•	the term “we (or us) and our affiliates” refers only to Fresenius Medical Care AG and its subsidiaries; and

•	the term “Fresenius AG and its affiliates” refers only to Fresenius AG and affiliates of Fresenius AG other than Fresenius Medical Care AG and its subsidiaries.

Real Property Lease

      We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed. Fresenius AG or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius AG is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to Fresenius AG, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €8.6 million, which was approximately $9.0 million as of December 31, 2002, exclusive of maintenance and other costs, and is subject to escalation, based upon the German cost of living index for a four-person employee household. The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. The leases for the other facilities have a term of ten years. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties. For information with respect to our principal properties in Germany, see “Item 4.D. Property, plants and equipment.”

Covenants Not to Compete

      Each of Fresenius AG and W.R. Grace has agreed that, for a period of ten years after our formation, it will not compete with us in any aspect of the business of supplying renal care-related goods and services, including laboratories. However, Fresenius AG may continue its home care business.

Trademarks

      Fresenius AG continues to own the name and mark “Fresenius” and its “F” logo. Fresenius AG and Fresenius Medical Care Deutschland GmbH, our principal German subsidiary, have entered into agreements containing the following provisions. Fresenius AG has granted to our German subsidiary, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our corporate names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by Fresenius AG’s dialysis business, and the Fresenius Medical Care name as a trade name, in all aspects of the renal business. Our German subsidiary, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:

•	to use the “Fresenius Medical Care” mark in the then current National Medical Care non-renal business if it is used as part of “Fresenius Medical Care” together with one or more descriptive words, such as “Fresenius Medical Care Home Care” or “Fresenius Medical Care Diagnostics”;

•	to use the “F” logo mark in the National Medical Care non-renal business, with the consent of Fresenius AG. That consent will not be unreasonably withheld if the mark using the logo includes one or more additional descriptive words or symbols; and

•	to use “Fresenius Medical Care” as a trade name in both the renal business and the National Medical Care non-renal business.

      We and our affiliates have the right to use “Fresenius Medical Care” as a trade name in other medical businesses only with the consent of Fresenius AG. Fresenius AG may not unreasonably withhold its consent. In the U.S. and Canada, Fresenius AG will not use “Fresenius” or the “F” logo as a trademark or service mark, except that it is permitted to use “Fresenius” in combination with one or more additional words such as “Pharma Home Care” as a service mark in connection with its home care business and may use the “F” logo as a service mark with the consent of the our principal German subsidiary. Our subsidiary will not unreasonably withhold its consent if the service mark includes one or more additional descriptive words or symbols. Similarly, in the U.S. and Canada, Fresenius AG has the right to use “Fresenius” as a trade name, but not as a mark, only in connection with its home care and other medical businesses other than the renal business and only in combination with one or more other descriptive words, provided that the name used by Fresenius AG is not confusingly similar to our marks and trade names. After the expiration of Fresenius AG’s ten-year covenant not to compete with us, Fresenius AG may use “Fresenius” in its corporate names if it is used in combination with one or more additional descriptive word or words, provided that the name used by Fresenius AG is not confusingly similar to the Fresenius Medical Care marks or corporate or trade names.

Other Intellectual Property

      Some of the patents, patent applications, inventions, know-how and trade secrets that Fresenius Worldwide Dialysis used prior to our formation were also used by other divisions of Fresenius AG. For Biofine®, the polyvinyl chloride-free packaging material, Fresenius AG has granted to our principal German subsidiary, for our benefit and for the benefit of our affiliates, an exclusive license for the renal business and a non-exclusive license for all other fields except other non-renal medical businesses. Our German subsidiary and Fresenius AG will share equally any royalties from licenses of the Biofine® intellectual property by either our German subsidiary or by Fresenius AG to third parties outside the renal business and the other non-renal medical businesses. In addition, Fresenius AG has transferred to our German subsidiary the other patents, patent applications, inventions, know-how and trade secrets that were used predominantly in Fresenius AG’s dialysis business. In certain cases Fresenius Worldwide Dialysis and the other Fresenius AG divisions as a whole each paid a significant part of the development costs for patents, patent applications, inventions, know-how and trade secrets that were used by both prior to the merger. Where our German subsidiary acquired those jointly funded patents, patent applications, inventions, know-how and trade secrets, our subsidiary licensed them back to Fresenius AG exclusively in the other non-renal medical businesses and non-exclusively in all other fields. Where Fresenius AG retained the jointly funded patents, patent applications, inventions, know-how and trade secrets, Fresenius AG licensed them to our German subsidiary exclusively in the renal business and non-exclusively in all other fields.

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

      Each supply agreement has a term that is approximately equal to the estimated average life of the relevant production assets, resulting in terms of four and one-half to five years. Each supply agreement may be terminated by the purchasing party after specified notice period, subject to a compensation payment reflecting a portion of the relevant fixed costs.

      The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.

Services Agreement

      We obtain administrative and other services from Fresenius AG headquarters and from other divisions and subsidiaries of Fresenius AG. These services relate to, among other things, data processing, financial and management accounting and audit, human resources, risk management, quality control, production management, research and development, marketing and logistics. For 2002, Fresenius AG charged us approximately $23.0 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius AG relating to research and development, plant administration, patent administration and warehousing. For 2002, we charged approximately $10.1 million to Fresenius AG’s other divisions and subsidiaries for services we rendered to them.

      We and Fresenius AG may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

Financing

      At December 31, 2002, aggregate loans outstanding from Fresenius AG amounted to $6 million which bore interest at 2.22% at year end. The borrowed funds were used for general corporate purposes. Interest paid during 2002 was $0.4 million.

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

      Prof. Dr. Bernd Fahrholz, a member of our supervisory board, is the chairman of the managing board of Dresdner Bank AG and Dr. Manfred Schaudwet, the retired Executive Manager of Dresdner Bank AG, is a member of the supervisory board of Fresenius AG. See “— Security Ownership of Certain Beneficial Owners of Fresenius AG.” Dresdner Bank AG, through its New York and Cayman branches, is a documentation agent and one of the joint lead arrangers and book managers under the amended and restated senior credit facility that we entered into in February 2003. It was also one of four co-arrangers of our prior principal credit agreement and one of the managing agents under that facility. Dresdner Bank AG also acts as custodian under the deposit agreement for the ADSs evidencing our Ordinary shares and under the deposit agreement for the ADSs evidencing our Preference shares, and an affiliate of Dresdner Kleinwort Wasserstein Securities LLC (a wholly-owned subsidiary of Dresdner Bank AG) is the New York Stock Exchange specialist for the ADSs evidencing our Ordinary shares. During 2002, we listed on the Frankfurt Stock Exchange, at our expense pursuant to a prior contractual commitment, Preference shares held by an affiliate of Dresdner Kleinwort Wasserstein Securities LLC and other investors issued in a private offering completed in March 2000. The listing followed a two-year period in which the investors had agreed not to effect any dispositions of the shares issued in the private offering.

      Dr. Dieter Schenk, Deputy Chairman of our supervisory board and a member of the supervisory board of Fresenius AG, is a partner in the law firm of Nörr Stiefenhofer Lutz, which has provided legal services to Fresenius AG and Fresenius Medical Care. See “— Security Ownership of Certain Beneficial Owners of Fresenius AG.” Dr. Schenk, is one of the executors of the estate of Mrs. Else Kröner. Vermögensverwaltung-

sgesellschaft Nachlass Else Kröner mbH, a charitable foundation established under the will of Mrs. Kröner, owns the majority of the voting shares of Fresenius AG.

Products

      During 2002, we recognized $26.0 million of sales to Fresenius AG and its affiliates. We made purchases from Fresenius AG in the amount of $23.7 million during 2002.

Item 8.  Financial information

      The information called for by this item is in the section beginning on Page F-1.

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

Commercial Litigation

      We were formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was Grace’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify Fresenius Medical Care AG, FMCH and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the obligation of Fresenius Medical Care. In particular, W. R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W. R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years Grace deducted approximately $122 million in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid approximately $21 million of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation and that W.R. Grace & Co. is seeking a settlement of the Service’s claims. Subject to certain representations made by W.R. Grace & Co., Fresenius Medical Care AG and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify us against this and other pre-Merger and Merger related tax liabilities.

      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

      On February 6, 2003, we reached a definitive agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the matters pending in the Grace Chapter 11 Proceedings (the “Settlement Agreement”) for the settlement of all fraudulent conveyance claims against it and other claims related to us that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the Settlement Agreement, fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and we will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, we will pay a total of $115 million to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement is subject to the approval of the U.S. District Court. The foregoing description of the material terms of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement, which is an Exhibit to this report.

      Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (formerly known as Grace Holding, Inc.). We are engaged in litigation with Sealed Air Corporation (“Sealed Air”) to confirm our entitlement to indemnification from Sealed Air for all losses and expenses that are incurred relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions to our payment obligation, this litigation will be dismissed with prejudice.

      Since 1997, Fresenius Medical Care AG, FMCH, NMC, and certain NMC subsidiaries have been engaged in litigation with various insurance companies concerning allegations of inappropriate billing practices for nutritional therapy and diagnostic and clinical laboratory tests and misrepresentations. These claims against us seek unspecified damages and costs. Fresenius Medical Care AG, FMCH, NMC and its subsidiaries believe that there are substantial defenses to the claims asserted, and intend to vigorously defend all lawsuits. We have filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments. Other private payors have contacted us and may assert that NMC received excess payments and, similarly, may join the lawsuits or file their own lawsuit seeking reimbursement and other damages. Although we cannot predict the ultimate outcome of these proceedings at this time, an adverse result could have a material adverse effect on our business, financial condition and results of operations.

Other Litigation and Potential Exposures

      From time to time, the we are a party to or may be threatened with other litigation arising in the ordinary course of our business. Management regularly analyzes current information including, as applicable, our defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

      Like other health care providers, we conduct our operations under intense government regulation and scrutiny. We must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. We must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from ours or the manner in which we conduct our business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, we expect that our business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and expect continuing inquiries, claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

      Fresenius Medical Care AG operates a large number facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely upon our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. On occasion, we may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and False Claims Act, among other laws.

      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. We have been subject to these suits due to the nature of its business and we expect that those types of lawsuits may continue. Although we maintain insurance at a level which we believe to be prudent, we cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against us or any of our subsidiaries in excess of insurance coverage could have a material adverse effect upon us and the results of our operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our reputation and business.

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

Accrued Special Charge for Legal Matters

      At December 31, 2001, we recorded a pre-tax special charge of $258 million to reflect anticipated expenses associated with the continued defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. See Note 3 of the Notes to our consolidated financial statements. The costs associated with the Settlement Agreement will be charged against this accrual. While we believe that our remaining accruals reasonably estimate our currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that the actual costs incurred will not exceed the amount of these accruals.

8.A.8.  Dividend Policy

      We generally pay annual dividends on both our Preference shares and our Ordinary shares in amounts that we determine on the basis of the prior year unconsolidated earnings of Fresenius Medical Care AG as shown in the statutory financial statements that we prepare under German law, subject to authorization by a resolution to be passed at our general meeting of shareholders. Under our articles of association, the minimum dividend payable on the Preference shares is €0.12 per share and, if we declare dividends, holders of our Preference shares must receive €0.06 per share more than the dividend on an Ordinary share. Under German law, we must, in all cases, pay the annual dividend declared on our Preference shares before we pay dividends declared on our Ordinary shares.

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

      Our senior credit agreement as well as the senior subordinated indentures relating to our trust preferred securities restrict our ability to pay dividends. “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources” and the notes to our consolidated financial statements appearing elsewhere in this report discuss this restriction.

      The table below provides information regarding the annual dividend per share that we paid on our Preference shares and Ordinary shares. The dividends shown for each year were paid with respect to our operations in the preceding year.

Per Share Amount	2002	2001	2000

Preference share	€0.91	€0.84	€0.75
Ordinary Share	€0.85	€0.78	€0.69

      We have announced that our managing board and our supervisory board have proposed dividends for 2002 payable in 2003 of € 1.00 per Preference share and €0.94 per Ordinary share. These dividends are subject to approval by our shareholders at our annual general meeting to be held on May 22, 2003.

      Except as described herein, holders of ADSs will be entitled to receive dividends on the Ordinary shares and the Preference shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid on the Preference shares and dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax below in “Item 10.E. Taxation”.

B.  Significant Changes

2003 Senior Credit Agreement

      On February 21, 2003, we entered into an amended and restated Senior Credit Agreement (hereafter “2003 Senior Credit Agreement”) with Bank of America N.A., Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the “Lenders”), pursuant to which the Lenders have made available to us an aggregate amount of up to $1.5 billion through three credit facilities:

•	a revolving credit facility of up to $500 million (of which up to $250 million is available for letters of credit, up to $300 million is available for borrowings in certain non-U.S. currencies, up to $75 million is available as swing lines in U.S. dollars, up to $250 million is available as a competitive loan facility and up to $50 million is available as swing lines in certain non-U.S. currencies, the total of which cannot exceed $500 million) which will be due and payable on October 31, 2007.

•	a term loan facility (“Loan A”) of $500 million, also scheduled to expire on October 31, 2007. The terms of the 2003 Senior Credit Agreement require payments that permanently reduce the term loan facility. Repayment begins in the third quarter of 2004 and amounts to $25 million per quarter. The remaining amount outstanding is due on October 31, 2007.

•	a term loan facility (“Loan B”) of $500 million, scheduled to expire in February 2010, subject to a repayment provision requiring that if by October 2007 the Trust Preferred Securities (see Note 14) due February 1, 2008 are not repaid, refinanced or have their maturity extended until at least August 2010, repayment will be due on October 31, 2007. The terms of the 2003 Senior Credit Agreement require repayments of 0.25% per quarter beginning with the second quarter of 2003.

      Loans under the 2003 Senior Credit Agreement bear interest at a rate determined in accordance with the agreement. For the revolving credit facility and Loan A, interest will be at a rate equal to LIBOR plus an applicable margin, or base rate, defined as the higher of the Bank of America prime rate or the Federal Funds rate plus 0.5% plus the applicable margin. The applicable margin is variable and depends on the ratio of EBITDA and funded debt as defined in the credit agreement. The initial interest rate for Loan B is LIBOR plus 2.5%. Fees are also payable at a percentage (initially 0.50%) per annum on the portion of the revolving credit facility not used.

      In addition to scheduled principal payments, the 2003 Senior Credit Agreement will be reduced by portions of the net cash proceeds from certain sales of assets, securitization transactions and the issuance of subordinated debt and equity securities.

      The 2003 Senior Credit Agreement contains affirmative and negative covenants with respect to Fresenius Medical Care AG and our subsidiaries and other payment restrictions substantially similar to the previous 1996 Senior Credit Agreement. Some of the limitations imposed by the covenants relate to our indebtedness and investments, and require us to maintain certain ratios defined in the agreement.

Class D Preferred Stock

      On February 4, 2003, we announced that FMCH had elected to exercise its right to redeem all of the outstanding shares of the Class D Preferred Stock (“Class D Shares”) of FMCH. The Class D Shares were issued to the common shareholders of W.R. Grace & Co. in connection with the 1996 combination of the worldwide dialysis business of Fresenius AG with the dialysis business of W.R. Grace to form Fresenius Medical Care AG.

      Class D Shares that have been properly transmitted, and received by, the redemption agent will be redeemed commencing on March 28, 2003 at a redemption price of $0.10 per share. FMCH intends to redeem the 89 million outstanding Class D Shares at a total cash outflow of approximately $8.9 million. This transaction will have no impact on our earnings. After March 28, 2003, the Class D Shares will cease to be deemed issued and outstanding shares of FMCH Capital Stock and will be restored to the status of authorized but unissued shares of preferred stock.

Item 9.  The Offer and Listing Details

A.4. and C.  Information regarding the trading markets for price history of our stock

Trading Markets

      The principal trading market for the Ordinary shares and the Preference shares is the Frankfurt Stock Exchange. All Ordinary shares and Preference shares have been issued in bearer form. Accordingly, we have no way of determining who our holders of Ordinary and Preference shares are or how many shares any particular shareholder owns, with the exception of the number of shares held in ADR form in the United States. For more information regarding ADRs see “Item 10.B. Memorandum and articles of association — Description of American Depositary Receipts.” However, under the German Stock Corporation and Securities Law, holders of voting securities of a German company listed on a stock exchange within the EU are obligated to notify the company of certain levels of holdings as described in “Item 7.A. Major Shareholders”. The Ordinary shares have been listed on the Frankfurt Stock Exchange since October 2, 1996. The Preference shares have been listed on the Frankfurt Stock Exchange since November 25, 1996.

      Since October 1, 1996, ADSs each representing one-third of an Ordinary share (the “Ordinary ADSs”), have been listed and traded on the New York Stock Exchange (“NYSE”) under the symbol FMS. Since November 25, 1996, ADSs, each representing one-third of a Preference share (the “Preference ADSs”), have been listed and traded on the NYSE under the symbol FMS-p. The Depositary for both the Ordinary ADSs and the Preference ADSs is Morgan Guaranty Trust Company of New York (the “Depositary”).

Trading on the Frankfurt Stock Exchange

      Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the most significant of the eight German stock exchanges. As of December 31, 2001, the most recent figures available, the shares of 5,777 companies traded on the official market, regulated market, including the Neuer Markt Segment and the regulated unofficial market of the Frankfurt Stock Exchange. Of these 912 were German companies and 4,865 were foreign companies.

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

      FMC’s shares are traded on Xetra (Exchange Electronic Trading) in addition to being traded on the auction market. Xetra is available daily between 9:00 a.m. and 8:00 p.m. to brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange. Private investors can trade on Xetra though their banks and brokers.

      Deutsche Börse AG publishes an official daily list of quotations (Amtliches Kursblatt) containing the fixed prices (Einheitskurse) and other information for all traded securities on the Internet, webpage http://www.exchange.de.

      Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra system) settle on the second business day following the trade. Transactions off the Frankfurt Stock Exchange (such as, for example, large trades or transactions in which one of the parties is foreign) generally also settle on the second business day following the trade, although a different period may be agreed to by the parties. Under standard terms and conditions for securities transactions employed by German banks, customers’ orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

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

      The Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt für den Wertpapierhandel), an independent federal authority, is responsible for the general supervision of securities trading pursuant to provisions of the German Securities Trading Act (Wertpapierhandelsgesetz).

      The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Ordinary shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra system. Since January 4, 1999, all shares on German stock exchanges trade in euro. For the 1998 the share prices were translated at the official deutsche mark/ euro exchange rate. (See the discussion under “Item 11. Quantitative and Qualitative Disclosures about Market Risk” with respect to the rates of exchange between the Dollar, euro and deutsche mark).

		Price per
		ordinary share

		High	Low

2003	February	43.72	38.10
	January	45.99	38.00
2002	December	46.40	36.12
	November	45.89	29.10
	October	31.40	20.76
2002	Fourth Quarter	46.40	20.76
	Third Quarter	53.19	19.98
	Second Quarter	73.00	42.00
	First Quarter	71.21	56.00
2001	Fourth Quarter	88.30	66.77
	Third Quarter	92.86	75.40
	Second Quarter	84.25	69.55
	First Quarter	90.65	75.62
2002	Annual	73.00	19.98
2001	Annual	92.90	66.77
2000	Annual	103.60	72.40
1999	Annual	88.70	47.20
1998	Annual	73.37	30.73

      The average daily trading volume of the Ordinary shares traded on the Frankfurt Stock Exchange during 2002 was 428,112 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On February 28, 2003, the closing sales price per Ordinary share on the Frankfurt Stock Exchange was €39.21, equivalent to $42.19 per Ordinary share.

      The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Preference shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange. As all shares on German stock exchanges trade in euro since January 4, 1999, share prices for the 1998 were translated at the official deutsche mark/euro exchange rate (see the discussion under “Item 11. Quantitative and Qualitative Disclosures about Market Risk” with respect to the rates of exchange between the Dollar, euro and deutsche mark.)

		Price per
		preference share

		High	Low

2003	February	31.75	27.50
	January	33.20	27.80
2002	December	33.80	27.50
	November	33.30	23.75
	October	25.20	15.80
2002	Fourth Quarter	33.80	15.80
	Third Quarter	38.00	15.17
	Second Quarter	53.90	33.10
	First Quarter	53.80	41.50
2001	Fourth Quarter	63.80	48.00
	Third Quarter	65.25	55.70
	Second Quarter	59.84	46.95
	First Quarter	56.90	46.01
2002	Annual	53.90	15.17
2001	Annual	65.25	46.01
2000	Annual	58.00	38.00
1999	Annual	43.50	30.30
1998	Annual	58.03	25.56

      The average daily trading volume of the Preference shares traded on the Frankfurt Stock Exchange during 2002 was 153,119 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On February 28, 2003, the closing sales price per Preference share on the Frankfurt Stock Exchange was €28.40, equivalent to $30.56 per Preference share.

Trading on the New York Stock Exchange

      The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs on the NYSE:

		Price per
		ordinary ADS

		High	Low

2003	February	15.69	13.91
	January	16.19	13.20
2002	December	14.80	12.70
	November	15.20	9.83
	October	10.63	7.04
2002	Fourth Quarter	15.20	7.04
	Third Quarter	18.10	6.70
	Second Quarter	21.60	14.20
	First Quarter	21.20	16.35
2001	Fourth Quarter	26.85	19.80
	Third Quarter	28.30	22.75
	Second Quarter	25.45	21.00
	First Quarter	27.94	22.26
2002	Annual	21.60	6.70
2001	Annual	28.30	19.80
2000	Annual	30.19	22.56
1999	Annual	29.87	15.81
1998	Annual	26.87	12.50

      On February 28, 2003, the closing sales price per Ordinary ADS on the NYSE was $14.17.

      The table below sets forth, for the periods indicated, the high and low closing sales prices for the Preference ADSs on the NYSE:

		Price per
		preference ADS

		High	Low

2003	February	11.20	10.10
	January	11.70	9.85
2002	December	11.10	9.66
	November	11.00	7.90
	October	8.10	5.30
2002	Fourth Quarter	11.10	5.30
	Third Quarter	12.11	4.90
	Second Quarter	15.70	10.90
	First Quarter	15.68	12.46
2001	Fourth Quarter	18.25	14.55
	Third Quarter	19.64	15.75
	Second Quarter	16.91	14.00
	First Quarter	17.49	14.75
2002	Annual	15.70	4.90
2001	Annual	19.64	14.00
2000	Annual	16.91	13.25
1999	Annual	16.75	11.25
1998	Annual	21.00	12.25

      On February 28, 2003, the closing sales price per Preference ADS on the NYSE was $10.37.

Item 10.  Additional information

B.  Articles of Association

      Fresenius Medical Care AG is a stock corporation (Aktiengesellschaft) organized under the laws of Germany. Fresenius Medical Care AG is registered with the commercial register of the local court (Amtsgericht) of Hof an der Saale, Germany under HRB 2460. Our registered office (Sitz) is Hof an der Saale, Germany. Our business address is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany, telephone +49-6172-609-0.

Corporate Purposes

      Under our articles of association, our corporate purposes are:

•	developing, producing, distributing and selling, health care products, systems and procedures, primarily dialysis products and systems;

•	planning, establishing, acquiring and operating health care businesses, including, but not limited to, dialysis clinics, directly or through third parties and through participation in joint ventures and other entities;

•	developing, producing and distributing other pharmaceutical products and the provision of health care services;

•	providing advice in the medical and pharmaceutical areas and disseminating scientific information and documentation; and

•	providing laboratory services for dialysis and non-dialysis patients and home health services.

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

      In the case of holders of ADRs, the depositary will receive all dividends and distributions on all deposited securities and will, as promptly as practicable, distribute the dividends and distributions to the holders of ADRs entitled to the dividend. See “— Description of American Depositary Receipts — Share Dividends and Other Distributions.”

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

Preemptive Rights

      Under the German Stock Corporation Act, an existing stockholder in a stock corporation, including a holder of Preference shares, has a preferential right to subscribe for any issue by that corporation of shares, debt instruments convertible into shares and participating debt instruments in proportion to the number of shares held by that stockholder in the existing capital of the corporation. The German Stock Corporation Act provides that this preferential right can only be excluded by a resolution of the general meeting passed at the same time as the resolution authorizing the capital increase. A supermajority of at least three quarters of the share capital represented at the general meeting is required for the exclusion. The waiver of the preemptive rights of the holders of Preference shares requires a vote of these holders of 75% of the capital represented by Preference shares at the meeting at which the vote is taken. In addition, a “special justification” by the corporation stating that the goal pursued by the corporation with the issuance of the new security could not reasonably be achieved without and outweighs the elimination of preemptive rights, is generally required for the exclusion. A “special justification” is not required for any increase in the share capital for contributions in cash if the increase does not exceed 10% of the existing capital and the issue price is not materially less than the price for the shares quoted on a stock exchange.

General Meeting

      Our annual general meeting must be held within the first eight months of each fiscal year at the location of Fresenius Medical Care AG’s registered office, or in a German city where a stock exchange is situated or at the location of a registered office of a domestic affiliated company. Each of our shareholders is entitled to participate in a general meeting regardless of whether they possess voting rights.

Description of American Depositary Receipts

      Morgan Guaranty Trust Company of New York, a New York banking corporation, is the depositary for our Ordinary shares and our Preference shares. Each ADS represents an ownership interest in one- third of one Ordinary share or one Preference share. We deposit the underlying shares with the custodian, as agent of the depositary, under the deposit agreements among ourselves, the depositary and all of the ADS holders of the applicable class. Each ADS also represents any securities, cash or other property deposited with the depositary but not distributed by it directly to ADS holders. The ADSs are evidenced by securities called American depositary receipts or ADRs. An ADR may be issued in either book-entry or certificated form by the depositary. If an ADR is issued in book-entry form, owners will receive periodic statements from the depositary showing their ownership interest in ADSs.

      The depositary’s office is located at 60 Wall Street, New York, NY 10260.

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

      Because the depositary’s nominee will actually be the registered owner of the shares, investors must rely on it to exercise the rights of a shareholder on their behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

      The following is a summary of the material terms of the deposit agreements. Because it is a summary, it does not contain all the information that may be important to investors. Except as specifically noted, the description covers both Ordinary ADSs and Preference ADSs. For more complete information, investors should read the entire applicable deposit agreement and the form of ADR of the relevant class which contains the terms of the ADSs. Investors may obtain a copy of the deposit agreements at the SEC’s Public Reference Room which is located at 450 Fifth Street, N.W., Washington, D.C. 20549.

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

      Except as stated below, to the extent the depositary is legally permitted it will deliver distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary shall convert cash distributions from foreign currency to U.S. dollars if this is permissible and can be done on a reasonable basis. The depositary will endeavor to distribute cash in a practicable manner, and may deduct any taxes or other governmental charges required to be withheld, any expenses of converting foreign currency and transferring funds to the United States, and certain other expenses and adjustments. In addition, before making a distribution the depositary will deduct any taxes withheld. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, investors may lose some or all of the value of the distribution.

•	Shares. If we make a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing the distributed shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders otherwise entitled to receive fractional ADSs.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for Ordinary shares, Preference shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute the rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of the rights. However, if we do not furnish the required evidence or if the depositary determines it is not practical to distribute the rights, the depositary may

•	sell the rights if practicable and distribute the net proceeds as cash, or

•	allow the rights to lapse, in which case ADR holders will receive nothing.

      We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. If we make a distribution of securities or property other than those described above, the depositary may either:

•	distribute the securities or property in any manner it deems fair and equitable;

•	after consultation with us if practicable, sell the securities or property and distribute any net proceeds in the same way it distributes cash; or

•	hold the distributed property in which case the ADSs will also represent the distributed property.

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

      The custodian will hold all deposited shares for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have the rights that are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any additional items are referred to as “deposited securities.”

      Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs of the applicable class in the name of the person entitled to them. The ADR or ADRs will evidence the number of ADSs to which the person making the deposit is entitled. Certificated ADRs will be delivered at the depositary’s principal New York office or any other location that it may designate as its transfer office.

      All ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s book-entry direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in the holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued. If ADRs are in book-entry form, a statement setting forth the holder’s ownership interest will be mailed to holders by the depositary.

      When an investor surrenders ADSs at the depositary’s office, the depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the whole number of shares of the applicable class represented by the ADSs turned in to the account the investor directs within Clearstream Banking AG, the central German clearing firm.

      The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary, or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends,

•	the payment of fees, taxes and similar charges, or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs.

      This right of withdrawal may not be limited by any other provision of the applicable deposit agreement.

Voting Rights

      Only the depositary’s nominee is able to exercise voting rights with respect to deposited shares. Upon receipt of a request from the depositary for voting instructions, a holder of ADSs may instruct the depositary how to exercise the voting rights for the shares which underlie their ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how holders may instruct the depositary to exercise voting rights for the shares which underlie their ADSs. For instructions to be valid, the depositary must receive them on or before the date specified in the depositary’s request for instructions. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as instructed. The depositary will only vote or attempt to vote as holders instruct. The depositary will not itself exercise any voting discretion. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

      Our Preference shares are non-voting, except in a limited number of circumstances. In those circumstances in which Preference shares are entitled to vote, the procedures and limitations described above will apply in connection with the depositary’s request for voting instructions from holders of ADSs representing Preference shares.

      There is no guarantee that holders will receive voting materials in time to instruct the depositary to vote and it is possible that holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Description of the Pooling Agreements

      The information under the heading “DESCRIPTION OF THE POOLING AGREEMENTS” set forth in the prospectus of Fresenius Medical Care AG dated July 20, 2000 is incorporated herein by reference.

C.  Material contracts

      For information regarding certain of our material contracts, see “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions.” For a description of our stock option plans, see “Item 6.E. Directors, Senior Management and Employees — Share Ownership — Options to Purchase our Securities.” Our material agreements also include the agreements that FMCH and certain of its subsidiaries entered into with the U.S. government when we settled the U.S. government investigation. A description of the financial terms of the Settlement appears in this report under “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” Our Report on Form 6-K filed with the SEC on January 27, 2000 contains a description of the other agreements comprising the Settlement, including the plea agreements and a corporate integrity agreement in Part II, Item 5 — “Other Events — OIG Investigation,” which is incorporated herein by reference.

      Our material agreements include the settlement agreement that we, FMCH and NMC entered into with the Official Committee of Asbestos Injury Claimants, and the Official Committee of Asbestos Property Damage Claimants of W.R. Grace & Co. A description of the terms of the settlement agreement appears in Item 8.A.7 — “Legal Proceedings.”

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

E.  Taxation

      The following is a discussion of the material United States federal income and German tax consequences to Qualified Holders holding Fresenius Medical Care Ordinary shares, preference shares or ADS’s with respect to such shares (collectively the “shares”). This discussion is based upon existing United States federal income and German tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this Annual Report, all of which are subject to change, possibly with retroactive effect. For purposes of this discussion, in general, a “Qualified Holder” means a beneficial owner of Fresenius Medical Care shares that (1) is a resident of the United States for purposes of the United States-Germany income tax treaty (the “Income Tax Treaty”), which generally includes an individual United States resident, a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of a United States resident, either in its hands or in the hands of its partners or beneficiaries, (2) does not hold Fresenius Medical Care shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services and (3) if not an individual, is not subject to the limitation on benefits restrictions in the Income Tax Treaty. This discussion assumes that the Qualified Holder holds Fresenius Medical Care shares as a capital asset. This discussion does not address all aspects of United States federal income and German taxation that may be relevant to all Qualified Holders in light of their particular circumstances, including for example Qualified Holders whose stock was acquired pursuant to the exercise of an employee stock option or otherwise as compensation or Qualified Holders who are subject to special treatment under United States federal income tax laws (for example, financial institutions, insurance companies, tax-exempt organizations and broker-dealers). This discussion also does not address any aspects of state, local or non-United States (other than certain German) tax law.

      EACH QUALIFIED HOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISOR AS TO THE UNITED STATES FEDERAL INCOME AND GERMAN TAX CONSEQUENCES OF HOLDING FRESENIUS MEDICAL CARE SHARES, INCLUDING THE PARTICULAR FACTS AND CIRCUMSTANCES THAT MAY BE UNIQUE TO SUCH QUALIFIED HOLDER, AND AS TO ANY OTHER TAX CONSEQUENCES OF HOLDING OUR SHARES.

Taxation of Dividends

      For dividends distributed in 2003 out of profits earned in or before 2002, German corporations are required to withhold German tax on dividends in an amount equal to 20% of the gross amount paid to resident and non-resident stockholders. A partial refund of this 20% withholding tax can be obtained by Qualified Holders under the Income Tax Treaty (subject to certain limitations). Qualified Holders are generally subject to United States federal income tax on dividends paid by German corporations. Subject to applicable limitations of United States federal income tax law, Qualified Holders may be able to claim a foreign tax credit for certain German income taxes paid. The amount of the refund of German withholding tax and the determination of the foreign tax credit allowable against United States federal income tax generally depend on whether or not the Qualified Holder is a United States corporation owning at least 10% of the voting stock of Fresenius Medical Care AG (a “10% Holder”).

      In the case of any Qualified Holder other than a 10% Holder, the German withholding tax on the dividends paid in 2003 is partially refunded under the Income Tax Treaty, effectively reducing the withholding tax to 15%

of the gross amount of the dividend. Thus, for each $100 of gross dividend paid by Fresenius Medical Care AG in 2003 to a Qualified Holder (other than a 10% Holder), the dividend after partial refund of the 20% withholding tax under the Income Tax Treaty will be subject to a German withholding tax of $15.

      In the case of a 10% Holder, the 20% German withholding tax on dividends paid in 2003 is reduced under the Income Tax Treaty to 5% of the gross amount of the dividend. Such 10% Holders may, therefore, apply for a refund of German withholding tax on the dividend paid in 2002 in the amount of 15% of the gross amount of the dividend. Subject to applicable limitations of United States federal income tax laws, a 10% Holder may be entitled to a foreign tax credit for the 5% German withholding tax on dividends and for the portion of the total income taxes (trade income tax and corporation income tax, including any surtax) paid by Fresenius Medical Care AG attributable to distributed profits.

      The German corporate imputation system that has provided German resident individual shareholders with a tax credit in respect of dividends paid by German corporations was recently repealed, effective with respect to dividends paid after 2002. Consequently, Qualified Holders are no longer be entitled to the additional 5% treaty refund with respect to such dividends. However, the German withholding tax was reduced from 25% to 20% with respect to such dividends.

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

      A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company. The rate of this surtax is 5.5%, which is 1.375% (5.5% 2/3 25%) of the gross dividend amount. Under the Income Tax Treaty, Qualified Holders are entitled to a full refund of this surtax.

Refund Procedures

      To claim the refund reflecting the current reduction of the German withholding tax from 20% to 15%, the additional 5% treaty refund and the refund of the effective 1.375% German surtax, when applicable, a Qualified Holder must submit (either directly or, as described below, through the U.S. transfer agent for Fresenius Medical Care shares or the Depository Trust Company) a claim for refund to the German tax authorities, with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt für Finanzen, 53221 Bonn-Beuel, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998.

      Qualified Holders must also submit to the German tax authorities certification (IRS Form 6166) of their last filed United States federal income tax return. Such certification is obtained from the office of the Director of the Internal Revenue Service Center by filing a request for the certification with the Internal Revenue Service — Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. (Additional information, including IRS Publication 686, can be obtained from the Internal Revenue Service website at www.irs.gov.) Requests for certification are to be made in writing and must include the Qualified Holder’s name, social security number or employer identification number, tax return form number and tax period for which certification is requested. The Internal Revenue Service will send the certification directly to the German tax authorities if the Qualified Holder authorizes the Internal Revenue Service to do so. This certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

      The U.S. transfer agent will receive and distribute dividends to Qualified Holders who hold Fresenius Medical Care shares of record and will perform administrative functions necessary to claim the refund reflecting the current reduction in German withholding tax from 20% to 15% (to 5% for 10% Holders), the additional 5%

treaty refund and the refund of the effective 1.375% German surtax, when applicable, for such holders. These arrangements may be amended or revoked at any time in the future.

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

      The German tax authorities will issue refunds denominated in euros. The refunds will be issued in the name of the U.S. transfer agent or the Depository Trust Company, as the case may be, which will convert the refunds to dollars and make corresponding refund payments to Qualified Holders and to brokers. The brokers, in turn, will remit corresponding refund amounts to the Qualified Holders holding Fresenius Medical Care shares registered with such brokers. Qualified Holders of Fresenius Medical Care shares who receive a refund attributable to reduced withholding taxes under the Income Tax Treaty may be required to recognize foreign currency gain or loss, which will be treated as income or loss, to the extent that the dollar value of the refund received or treated as received by the Qualified Holder differs from the U.S. dollar equivalent of the refund on the date the dividend on which such withholding taxes were imposed was received or treated as received by the Qualified Holder.

Taxation of Capital Gains

      Under the Income Tax Treaty, a Qualified Holder will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of Fresenius Medical Care shares.

      Upon a sale or other disposition of Fresenius Medical Care shares, a Qualified Holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount realized and the Qualified Holder’s adjusted tax basis in the Fresenius Medical Care shares. In the case of an individual Qualified Holder of Fresenius Medical Care shares, any such capital gain will be subject to a maximum United States federal income tax rate of 20%, if the individual Qualified Holder’s holding period in the Fresenius Medical Care shares is more than 12 months.

German Gift and Inheritance Taxes

      Under the estate, inheritance and gift tax treaty between the United States and Germany (“the Estate Tax Treaty”), a transfer of shares or ADS’s generally will not be subject to the German gift or inheritance tax so long as neither the donor or decedent, nor heir, donee or other beneficiary, was domiciled in Germany for the purpose of the Estate Tax Treaty at the time of the transfer, and the shares or ADSs were not held as part of a permanent base of fixed establishment in Germany

      The United States-Germany estate tax treaty also provides a credit against United States federal estate and gift tax liability for the amount of inheritance and gift tax paid in Germany, subject to certain limitations, in a case where the Fresenius Medical Care shares are subject to German inheritance or gift tax and United States federal estate or gift tax.

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

H.  Documents on display

      We file periodic reports and information with the Securities and Exchange Commission and the New York Stock Exchange. You may inspect a copy of these reports without charge at the Public Reference Room of the Securities and Exchange Commission at Room 1024, 450 Fifth Avenue, N.W., Washington, D.C. 20549 or at the Securities and Exchange Commission’s regional offices 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission’s World Wide Web address is http://www.sec.gov.

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

      Documents referred to in this report which related to us as well as future annual and interim reports prepared by us may also be inspected at our offices, Else-Kröner-Strasse 1, 61352 Bad Homburg.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Market Risk

      Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

•	changes in reimbursement rates;

•	intense competition;

•	foreign exchange rate fluctuations;

•	varying degrees of acceptance of new product introductions;

•	technological developments in our industry;

•	uncertainties in litigation or investigative proceedings and regulatory developments in the health care sector; and

•	the availability of financing.

      Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Reimbursement Rates

      We obtained approximately 43% of our worldwide revenue for 2002 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.

      We also obtain a significant portion of our net revenues from reimbursement by non-government payors. Historically, these payors’ reimbursement rates generally have been higher than government program rates in their respective countries. However, non-governmental payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that we receive for our services and products.

Inflation

      The effects of inflation during the periods covered by the consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations. Our current contract with Amgen Inc., our sole source supplier of EPO, covers the period from January 2002 to December 2003.

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

Foreign Currency Exposure

      We conduct our business on a global basis in several major international currencies, although our operations are primarily in the United States and Germany. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. We have translated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

      Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lendings and borrowings, including intercompany borrowings. We sell significant amounts of products from our manufacturing facilities in Germany to our other international operations. In general, our German sales are denominated in euro. Consequently, our subsidiaries are exposed to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. We employ, to a limited extent, forward contracts and options to hedge our currency exposures. Our policy, which has been consistently followed, is that forward currency contracts and options be used only for hedging foreign currency exposures.

      Our foreign exchange contracts contain credit risk, in that our bank counterparties may be unable to meet the terms of the agreements. We monitor the potential risk of loss with any one party from this type of risk. Our management does not expect any material losses as a result of default by the other parties. The table below provides information about our foreign exchange forward contracts at December 31, 2002. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts by year of maturity, the fair values of the contracts, which show the unrealized net gain (loss) on existing contracts as of December 31, 2002, and the credit risk inherent to those contracts with positive market values as of December 31, 2002. All contracts expire within 17 months after the reporting date.

	Foreign Currency Risk Management
	December 31, 2002
	(U.S. Dollars in thousands)

		Nominal
		Amount		Fair	Credit
	2003	2004	Total	Value	Risk

Purchase of EUR against USD	$845,200	$5,034	$850,234	$89,758	$63,143
Sale of EUR against USD	3,697	—	3,697	(163)	—
Purchase of EUR against others	153,462	16,619	170,081	5,157	5,781
Sale of EUR against others	12,735	—	12,735	14	31
Others	25,489	240	25,729	113	155

Total	$1,040,583	$21,893	$1,062,476	$94,879	$69,110

      A summary of the high and low exchange rates for the Deutsche Mark to U.S. dollars and the average exchange rates for the last five years is set forth below. As the Deutsche Mark (“DM”) was replaced by the euro (“€”) in the foreign exchange markets beginning in 1999, the table includes the respective rates for the euro/Dollar quotations which were applied to calculate the respective Deutsche Mark/Dollar values for 1999, 2000, 2001 and 2002, using a fixed conversion rate of DM 1.95583 = €1.

	Year’s	Year’s	Year’s	Year’s
Year ending December 31,	High	Low	Average	Close

1998 $ per DM	0.6256	0.5395	0.5685	0.5977
1999 $ per DM	0.6028	0.5121	0.5449	0.5136
$ per €	1.1790	1.0015	1.0658	1.0046
2000 $ per DM	0.5311	0.4219	0.4722	0.4758
$ per €	1.0388	0.8252	0.9236	0.9305
2001 $ per DM	0.4880	0.4287	0.4579	0.4506
$ per €	0.9545	0.8384	0.8956	0.8813
2002 $ per DM	0.5362	0.4386	0.4834	0.5362
$ per €	1.0487	0.8578	0.9454	1.0487

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

      Our subsidiary, National Medical Care, has entered into dollar interest rate swap agreements with various commercial banks for notional amounts totaling $1,050 million as of December 31, 2002. National Medical Care entered into all of these agreements for purposes other than trading.

      The dollar interest rate swaps effectively change National Medical Care’s interest rate exposure on the majority of its variable-rate loans under our senior credit agreement ($862 million outstanding as of December 31, 2002), loans extended to us by Fresenius AG ($6 million outstanding as of December 31, 2002), and the drawdowns under our receivables financing facility (drawn as of December 31, 2002, $445 million) to a fixed interest rate of 5.51%. Our accounts receivable financing facility has been reflected in our consolidated financial statements as a reduction to accounts receivable.

      The dollar interest rate swap agreements expire at various dates between January 2004 and December 2009. At December 31, 2002, the fair value of these agreements is $(99.2) million.

      The table below presents principal amounts and related weighted average interest rates by year of maturity for the various dollar interest rate swap agreements and for our significant fixed-rate long-term debt obligations.

Dollar Interest Rate Exposure

December 31, 2002

(U.S. dollars in millions)

								Fair Value
								Dec. 31,
	2003	2004	2005	2006	2007	Thereafter	Totals	2002

Principal payments on Senior Credit Agreement	$4	55	105	105	593	—	$862	$862
Variable interest rate = 2.67%
Interest rate swap agreements
Notional amount	—	250	—	250	200	350	1,050	(99)
Average fixed pay rate = 5.51%		6.32%		4.60%	6.61%	4.95%	5.51%
Receive rate = 3-month $LIBOR
Company obligated mandatorily redeemable preferred securities of Fresenius Medical Care Capital Trusts
Fixed interest rate = 7.875%/issued in 1998						450	450	441
Fixed interest rate = 7.375%/issued in 1998 (denominated in DM)						161	161	154
Fixed interest rate = 7.875%/issued in 2001						222	222	216
Fixed interest rate = 7.375%/issued in 2001 (denominated in euro)						313	313	299

      Our subsidiaries FMC Japan and Fresenius Kawasumi have entered into Yen denominated interest rate swap agreements and a Yen denominated interest rate cap agreement with a commercial bank for a notional amount of Yen 2,149 million as of December 31, 2002. The swaps change FMC Japan’s and Fresenius Kawasumi’s interest rate exposures on their variable-rate bank loans (Yen 1,449 million outstanding as of December 31, 2002) to a fixed interest rate of 3.00% on average. The Yen denominated interest rate swap agreements expire between March 2009 and June 2011. The cap agreement limits the interest rate risk for a notional amount of Yen 700 million as of December 31, 2002 to 2.8%. At December 31, 2002, the fair value of these agreements is $(0.69) million. The terms of the Yen denominated interest rate hedge agreements, especially the notional amounts outstanding at any specific point of time, match the terms of the bank loans which have been borrowed from the same bank that is counterparty in the swap and cap agreements. The amount of the bank borrowings and the notional amounts of both the swap agreements and the cap agreement always coincide until the final maturities when the bank debts are completely repaid and the swap and cap agreements expire.

Item 12.  Description of Securities other than Equity Securities

      Not applicable

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

      None

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

      None

Item 15.  Controls and Procedures

      The Company’s management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures within 90 days prior to filing this report, as contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. There have been no significant changes in the internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation.

Item 16.  [Reserved]

Item 17.  Financial Statements

      Not applicable. See “Item 18. Financial Statements.”

Item 18.  Financial Statements

      The information called for by this item commences on Page F-1.

Item 19.  Exhibits

      Pursuant to the provisions of the Instructions for the filings of Exhibits to Annual Reports on From 20-F, the Registrant is filing the following exhibits:

      1.1   Amended Memorandum and Articles of Association (Satzung) of Fresenius Medical Care AG (Incorporated by reference to Exhibit 3.1 to FMC’s Registration Statement on Form F-4, Registration No. 333-66558, filed August 2, 2001).

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

      2.3   FMC Ordinary Shares Pooling Agreement dated September 27, 1996 by and between Fresenius AG, Fresenius Medical Care AG and the individuals acting from time to time as Independent Directors. (Incorporated by reference to Exhibit 10.1 to FMC’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 4, 1996).

      2.4   FMC Preference Shares Pooling Agreement dated November 27, 1996, by and between Fresenius AG, Fresenius Medical Care AG, and the individuals acting from time to time as Independent Directors. (Incorporated by reference to Exhibit 2.7 to FMC’s Annual Report on Form 20-F for the year ended December 31, 1996, filed April 7, 1997).

      2.5   Senior Subordinated Indenture (U.S. Dollar denominated) dated as of February 19, 1998, among Fresenius Medical Care AG, FMC Trust Finance S.à.r.l. Luxembourg, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein. (Incorporated by reference to Exhibit 2.6 to FMC’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.6   Senior Subordinated Indenture (DM denominated) dated as of February 19, 1998, among Fresenius Medical Care AG, FMC Trust Finance S.à.r.l. Luxembourg, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein. (Incorporated by reference to Exhibit 2.7 to FMC’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.7   Declaration of Trust Establishing Fresenius Medical Care Capital Trust II, dated February 12, 1998. (Incorporated by reference to Exhibit 2.1 to FMC’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.8   Declaration of Trust Establishing Fresenius Medical Care Capital Trust III, dated February 12, 1998. (Incorporated by reference to Exhibit 2.2 to FMC’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.9   First Amendment to Declaration of Trust Establishing Fresenius Medical Care Capital Trust III, dated February 12, 1998. (Incorporated by reference to Exhibit 2.3 to FMC’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.10 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust II, dated as of February 19, 1998. (Incorporated by reference to Exhibit 2.4 to FMC’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.11 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust III, dated as of February 19, 1998. (Incorporated by reference to Exhibit 2.5 to FMC’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.12 Guarantee Agreement dated as of February 19, 1998 between Fresenius Medical Care AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust II. (Incorporated by reference to Exhibit 2.8 to FMC’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.13 Guarantee Agreement dated as of February 19, 1998 between Fresenius Medical Care AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust III. (Incorporated by reference to Exhibit 2.9 to FMC’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.14 Agreement as to Expenses and Liabilities between Fresenius Medical Care AG and Fresenius Medical Care Capital Trust II dated as of February 19, 1998. (Incorporated by reference to Exhibit 2.10 to FMC’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.15 Agreement as to Expenses and Liabilities between Fresenius Medical Care AG and Fresenius Medical Care Capital Trust III dated as of February 19, 1998. (Incorporated by reference to Exhibit 2.11 to FMC’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.16 Declaration of Trust of Fresenius Medical Care Capital Trust IV, dated February 12, 1998 (Incorporated by reference to Exhibit no. 4.41 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558).

      2.17 First Amendment to Declaration of Trust of Fresenius Medical Care Capital Trust IV, dated June 5, 2001 (Incorporated by reference to Exhibit no. 4.42 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558).

      2.18 Declaration of Trust of Fresenius Medical Care Capital Trust V, dated June 1, 2001 (Incorporated by reference to Exhibit no. 4.43 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558).

      2.19 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust IV, dated as of June 6, 2001 (Incorporated by reference to Exhibit no. 4.44 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558).

      2.20 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust V, dated as of June 15, 2000 (Incorporated by reference to Exhibit no. 4.45 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558).

      2.21 Senior Subordinated Indenture (U.S. Dollar denominated) dated as of June 6, 2001, among Fresenius Medical Care AG, FMC Trust Finance S.à.r.l. Luxembourg-III, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (Incorporated by reference to Exhibit no. 4.46 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558).

      2.22 Senior Subordinated Indenture (Euro denominated) dated as of June 15, 2001, among Fresenius Medical Care AG, FMC Trust Finance S.à.r.l. Luxembourg-III, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (Incorporated by reference to Exhibit no. 4.47 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558).

      2.23 Guarantee Agreement dated as of June 6, 2001 between Fresenius Medical Care AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust IV (Incorporated by reference to Exhibit no. 4.48 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558).

      2.24 Guarantee Agreement dated as of June 15, 2001 between Fresenius Medical Care AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust V (Incorporated by reference to Exhibit no. 4.49 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558).

      2.25 Agreement as to Expenses and Liabilities between Fresenius Medical Care AG and Fresenius Medical Care Capital Trust IV dated as of June 6, 2001 (Incorporated by reference to Exhibit no. 4.50 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558).

      2.26 Agreement as to Expenses and Liabilities between Fresenius Medical Care AG and Fresenius Medical Care Capital Trust V dated as of June 15, 2001 (Incorporated by reference to Exhibit no. 4.51 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558).

      2.27 Receivables Purchase Agreement dated August 28, 1997 between National Medical Care, Inc. and NMC Funding Corporation. (Incorporated by reference to Exhibit 10.3 to FMCH’s Quarterly Report on Form 10-Q, for the three months ended September 30, 1997, filed November 14, 1997).

      2.28 Amendment dated as of September 28, 1998 to the Receivables Purchase Agreement dated as of August 28, 1997, by and between NMC Funding Corporation, as Purchaser and National Medical Care, Inc., as Seller. (Incorporated by reference to Exhibit 10.1 to FMCH’s Quarterly Report on Form 10-Q, for the three months ended September 30, 1998, filed November 12, 1998).

      2.29 Second Amended and Restated Transfer and Administrative agreement dated as of September 24, 2002 among NMC Funding Corporation, National Medical Care, Inc., Enterprise Funding Corporation, Compass US Acquisition, LLC, Giro Multifunding Corporation, and the Bank Investors listed therein, WestLB AG, New York Branch (formerly know as Westdeutsche Landsbank Girozentrale, New York Branch), as an administrative agent and Bank of America, N.A., as an administrative agent (incorporated by reference to Exhibit No. 10.5 of the Form 10-Q of Fresenius Medical Care Holdings, Inc. for the nine months ended September 30, 2002 filed November 14, 2002).

      2.30 Amendment No. 1 dated October 22, 2002 to the Second Amended and Restated Transfer and Administrative agreement dated as of September 24, 2002 among NMC Funding Corporation, National Medical Care, Inc., Enterprise Funding Corporation, Compass US Acquisition, LLC, Giro Multifunding Corporation, and the Bank Investors listed therein, WestLB AG, New York Branch (formerly know as Westdeutsche Landsbank Girozentrale, New York Branch), as an administrative agent and Bank of America, N.A., as an administrative agent (incorporated by reference to Exhibit No. 10.6 of the Form 10-Q of Fresenius Medical Care Holdings, Inc. for the nine months ended September 30, 2002 filed November 14, 2002).

      2.31 Amendment No. 2 dated as of November 22, 2002 to the Second Amended and Restated Transfer and Administrative agreement dated as of September 24, 2002 among NMC Funding Corporation, National Medical Care, Inc., Enterprise Funding Corporation, Compass US Acquisition, LLC, Giro Multifunding Corporation, the Bank Investors listed therein, WestLB AG, New York Branch (formerly known as Westdeutsche Landesbank Girozentrale, New York Branch), as an administrative agent and Bank of America, N.A., as an administrative agent (incorporated by reference to Exhibit No. 10.7 to the Form 10-K of Fresenius Medical Care Holdings, Inc. for the year ended December 31, 2002 filed with the Commission on March 17, 2003).

      2.32 Amendment No. 3 dated as of December 18, 2002 to the Second Amended and Restated Transfer and Administrative agreement dated as of September 24, 2002 among NMC Funding Corporation, National Medical

Care, Inc., Enterprise Funding Corporation, Compass US Acquisition, LLC, Giro Multifunding Corporation, the Bank Investors listed therein, WestLB AG, New York Branch (formerly known as Westdeutsche Landesbank Girozentrale, New York Branch), as an administrative agent and Bank of America, N.A., as an administrative agent (incorporated by reference to Exhibit No. 10.8 to the Form 10-K of Fresenius Medical Care Holdings, Inc. for the year ended December 31, 2002 filed with the Commission on March 17, 2003).

      2.33 Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent and the Bank of Nova Scotia, The Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A., as Managing Agents, as amended. (Incorporated by reference to FMC’s Report on Form 6-K dated October 15, 1996)

      2.34 Amendment dated as of November 26, 1996 to Credit Agreement dated as of September 27, 1996, among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent and the Bank of Nova Scotia, the Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A. as Managing Agents, as previously amended. (incorporated by reference to Exhibit 4.1 to the Form 8-K of Fresenius Medical Care Holdings, Inc (“FMCH”) dated December 16, 1996).

      2.35 Amendment No. 2 dated December 12, 1996 to the Credit Agreement dated as of September 27, 1996, among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent and the Bank of Nova Scotia, the Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A. as Managing Agents, as previously amended. (Incorporated by reference, to Exhibit 4.2 to FMCH’s Annual Report on Form 10-K for the year ended December 31, 1996, filed March 31, 1997).

      2.36 Amendment No. 3 dated June 13, 1997 to the Credit Agreement dated as of September 27, 1996, among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent and the Bank of Nova Scotia, the Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A. as Managing Agents, as previously amended. (Incorporated by reference to Exhibit 10.1 to FMCH’s Quarterly Report on Form 10-Q, for the three months ended September 30, 1997, filed November 14, 1997).

      2.37 Amendment No. 4, dated August 26, 1997 to the Credit Agreement dated as of September 27, 1996, among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent and the Bank of Nova Scotia, the Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A. as Managing Agents, as previously amended. (Incorporated by reference to Exhibit 10.2 to FMCH’s Quarterly Report on Form 10-Q, for the three months ended September 30, 1997, filed November 14, 1997).

      2.38 Amendment No. 5 dated as of December 12, 1997 to the Credit Agreement dated as of September 27, 1996, among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent and the Bank of Nova Scotia, The Chase Manhattan Bank, Dresdner Bank AG and NationsBank, N.A., as Managing Agents, as previously amended. (Incorporated by reference to Exhibit 4.6 to FMCH’s Annual Report on Form 10-K, for the year ended December 31, 1997, filed March 24, 1998).

      2.39 Consents of Majority Banks under the NMC Credit Agreement to increase additional subordinated indebtedness permitted by Amendment No. 5 from $500 million to $650 million. (Incorporated by reference to Exhibit 1.2 to FMC’s Annual Report on Form 20-F, for the year ended December 31, 1997, filed March 27, 1998).

      2.40 Amendment No. 6, dated as of June 30, 1998, to the Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc., the other Borrowers, the Guarantors and the Lenders identified therein, and NationsBank, N.A., as Paying Agent. (Incorporated by reference to Exhibit 10.1 to FMCH’s Quarterly Report on Form 10-Q, for the three months ended June 30, 1998, filed August 10, 1998).

      2.41 Amendment No. 7 dated as of December 31, 1998 to the Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc. and certain Subsidiaries and Affiliates, as Borrowers, certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent, and the Bank of Nova Scotia, The Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A., as Managing Agents. (Incorporated by reference to Exhibit 1.1 to FMC’s Annual Report on Form 20-F, for the year ended December 31, 1998, filed March 24, 1999).

      2.42 Amendment No. 8 dated as of June 30, 1999 to the Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc. and certain Subsidiaries and Affiliates, as Borrowers, certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent, and the Bank of Nova Scotia, The Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A., as Managing Agents. (Incorporated by reference to FMCH’s Annual Report on Form 10-K, for the year ended December 31, 1999, filed March 30, 2000).

      2.43 Amendment No. 9 dated as of December 15, 1999 to the Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc. and certain Subsidiaries and Affiliates, as Borrowers, certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent, and the Bank of Nova Scotia, The Chase Manhattan Bank, N.A., Dresdner Bank AG and Bank of America, N.A. (formerly known as) NationsBank, N.A., as Managing Agents. (Incorporated by reference to FMCH’s Annual Report on Form 10-K, for the year ended December 31, 1999, filed March 30, 2000).

      2.44 Amendment No. 10 dated as of September 21, 2000 to the Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates Guarantors, the Lenders named therein, NationsBank, N.A. as paying agent and The Bank of Nova Scotia, The Chase Manhattan Bank, Dresdner Bank A.G. and Bank of America, N.A. (formerly known as NationsBank, N.A.), as Managing Agent. (Incorporated by reference to FMCH’s Quarterly Report on Form 10-Q, for the quarter ended September 30, 2000, filed November 13, 2000).

      2.45 Amendment No. 11 dated as of May 31, 2001 to the NMC Credit Agreement(Incorporated by reference to Exhibit no. 4.13 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558).

      2.46 Amendment No. 12 dated as of June 30, 2001 to the NMC Credit Agreement (Incorporated by reference to Exhibit no. 4.14 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558).

      2.47 Amendment No. 13 dated as of December 17, 2001 to the NMC Credit Agreement (Incorporated by reference to FMCH’s Annual Report on Form 10-K for the year ended December 31, 2001 filed April 1, 2002).

      2.48 Amendment No. 14 dated as of February 22, 2002 to the Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates Guarantors, the Lenders named therein, Bank of America, N.A. (formerly known as NationsBank, N. A.), as paying agent and The Bank of Nova Scotia, The Chase Manhattan Bank, Dresdner Bank A.G. and Bank of America, N. A. (formerly known as NationsBank, N. A.), as Managing Agent (incorporated herein by reference to the Form 10-Q of Fresenius Medical Care Holdings filed with Commission on November 14, 2002).

      2.49 Amendment No. 15 dated as of December 5, 2002 to the Credit Agreement, by and among National Medical Care, Inc. and Certain Subsidiaries and Affiliates party to the Credit Agreement, and identified therein, and Bank of America, N. A. (formerly known as NationsBank, N. A.), as paying Agent for and on behalf of the Lenders. (incorporated herein by reference to the Form 10-K of Fresenius Medical Care Holdings for the year ended December 31, 2002 filed with Commission on March 17, 2003).

      4.1 Agreement and Plan of Reorganization dated as of February 4, 1996 between W.R. Grace & Co. and Fresenius AG. (Incorporated by reference to Appendix A to the Joint Proxy Statement-Prospectus of Fresenius Medical Care AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2, 1996).

      4.2 Distribution Agreement by and among W.R. Grace & Co., W.R. Grace & Co. — Conn. and Fresenius AG dated as of February 4, 1996. (Incorporated by reference to Appendix A to the Joint Proxy Statement-Prospectus of Fresenius Medical Care AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2, 1996).

      4.3 Contribution Agreement by and among Fresenius AG, Sterilpharma GmbH and W.R. Grace & Co. — Conn. dated February 4, 1996. (Incorporated by reference to Appendix E to the Joint Proxy Statement-Prospectus of Fresenius Medical Care AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2, 1996).

      4.4 Post-Closing Covenants Agreement dated September 27, 1996 among Fresenius AG, W.R. Grace & Co., W.R. Grace & Co. — Conn., and Fresenius Medical Care AG. (Incorporated by reference to Exhibit 10.11 to FMC’s Registration Statement on Form F-1, filed on November 4, 1996).

      4.5 Employee Benefits and Compensation Agreement dated September 27, 1996 by among W.R. Grace & Co., National Medical Care, Inc., and W.R. Grace & Co. — Conn. (Incorporated by reference to Exhibit 10.14 to FMC’s Registration Statement on Form F-1, File No. 333-05922, filed November 4, 1996).

      4.6 Product Purchase Agreement, effective January 1, 1995, between Baxter Health Care Corporation and National Medical Care, Inc., including the addendum thereto. (Incorporated by reference to FMC’s Form SE, dated July 29, 1996 and the exhibits thereto).

      4.7 Lease Agreement for Office Buildings dated September 30, 1996 by and between Fresenius and AG Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.3 to FMC’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

      4.8 Lease Agreement for Manufacturing Facilities dated September 30, 1996 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt Schweinfurt KG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.4 to FMC’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

      4.9 Lease Agreement for Manufacturing Facilities dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.5 to FMC’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

      4.10 Transition Services Agreement dated September 27, 1996 by and between Fresenius AG and Fresenius Medical Care. (Incorporated by reference to Exhibit 10.6 to FMC’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

      4.11 Forms of Supply Agreements between subsidiaries of Fresenius AG and subsidiaries of Fresenius Medical Care AG. (Incorporated by reference to Exhibit 10.7 to FMC’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

      4.12 Trademark License Agreement dated September 27, 1996 by and between Fresenius AG and Fresenius Medical Care AG. (Incorporated by reference to Exhibit 10.8 to FMC’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

      4.13 Technology License Agreement (Biofine™) dated September 27, 1996 by and between Fresenius AG and Fresenius Medical Care AG. (Incorporated by reference to Exhibit 10.9 to FMC’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

      4.14 Cross-License Agreement dated September 27, 1996 by and between Fresenius AG and Fresenius Medical Care AG. (Incorporated by reference to Exhibit 10.10 to FMC’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

      4.15 Lease Agreement for Office Buildings dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Daimler Str.). (Incorporated by reference to Exhibit 2.8 to FMC’s Annual Report on Form 20-F for the year ended December 31, 1996, filed April 7, 1997).

      4.16 Fresenius Medical Care AG 1996 Stock Incentive Plan, (incorporated by reference to FMC’s Registration Statement on Form S-8, dated October 1, 1996).

      4.17 Fresenius Medical Care AG Rollover Stock Option Plan (Incorporated by reference to FMC’s Registration Statement on Form S-8, dated September 30, 1996).

      4.18 Fresenius Medical Care AG 1998 Stock Incentive Plan adopted effective as of April 6, 1998. (Incorporated by reference to Exhibit 4.8 to FMC’s Report on Form 6-K for the three months ended March 31, 1998, filed May 14, 1998).

      4.19 Fresenius Medical Care AG Stock Option Plan of June 10, 1998 (for non-North American employees). (Incorporated by reference to Exhibit 1.2 to FMC’s Annual Report on Form 20-F, for the year ended December 31, 1998, filed March 24, 1999).

      4.20 Fresenius Medical Care Aktiengesellschaft 2001 International Stock Incentive Plan (Incorporated by reference to Exhibit no. 10.17 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558

      4.21 Employment Agreement dated January 1, 1992 by and between Ben J. Lipps and Fresenius USA, Inc. (incorporated herein by reference to the Annual Report on Form 10-K of Fresenius USA, Inc., for the year ended December 31, 1992).

      4.22 Modification to FUSA Employment Agreement effective as of January 1, 1998 by and between Dr. Ben J. Lipps and Fresenius Medical Care AG. (Incorporated by reference to Exhibit 10.1 to FMC’s Report on Form 6-K, for the three months ended March 31, 1998, filed May 14, 1998).

      4.23 Product Purchase Agreement, effective January 1, 2002 between Amgen, Inc. and National Medical Care, Inc. (incorporated by reference to Exhibit No. 10.3 of the form 10-Q of Fresenius Medical Care Holdings, Inc. for the three months ended March 31, 2002 filed May 15, 2002).1

      4.24 Corporate Integrity Agreement dated January 18, 2000 between FMCH and Office of the Inspector General of the Department of Health and Human Services. (Incorporated by reference to Exhibit 10.1 to FMCH’s Current Report on Form 8-K dated January 21, 2000).

      4.25 Registration Rights Agreement dated as of March 2, 2000 Between Fresenius Medical Care AG and the Franconia Investors. (Incorporated by reference to Exhibit 2.3 to FMC’s Annual Report on Form 20-F For the year ended December 31, 1999, filed June 2, 2000).

      4.26 Settlement Agreement dated as of February 6, 2003 by and among Fresenius Medical Care AG, Fresenius Medical Care Holdings, National Medical Care, Inc., the Official Committee of Asbestos Personal Injury Claimants, and the Official Committee of Asbestos Property Damage Claimants of W.R. Grace & Co. (incorporated by reference to Exhibit No. 10.18 of the form 10-K of Fresenius Medical Care Holdings, Inc. for the year ended December 31, 2002 filed March 17, 2002).

      8.1   List of Significant Subsidiaries. Our significant subsidiaries are identified in “Item 4.C. Information on the Company — Organizational Structure.”

      10.1 Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (filed herewith).

      10.2 Pages 114-116 from the final prospectus of Fresenius Medical Care AG dated July 20, 2000, consisting of the information under the heading “DESCRIPTION OF THE POOLING AGREEMENTS” (filed herewith).

      10.3 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

      10.4 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

     1Confidential treatment has been requested as to certain portions of this document in accordance with the applicable rules of the Securities and Exchange Commission.

SIGNATURES

      The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

      DATE: March 18, 2003

FRESENIUS MEDICAL CARE
AKTIENGESELLSCHAFT

/s/ DR. BEN LIPPS

By:	------------------------------------------

Name: Dr. Ben Lipps
Title: Chairman of the Management Board

/s/ DR. ULF M. SCHNEIDER

By:	------------------------------------------

Name: Dr. Ulf M. Schneider
Title: Chief Financial Officer

CERTIFICATIONS

Chief Executive Officer

      I, Ben J. Lipps, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Fresenius Medical Care AG.

2.	Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report.

3.	Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report.

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

c.	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 18, 2003

/s/ BEN J. LIPPS

Dr. Ben J. Lipps
President and
Chief Executive Officer

Chief Financial Officer

      I, Ulf M. Schneider, certify that:

1.	I have reviewed this Annual Report on Form 20F of Fresenius Medical Care AG.

2.	Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report.

3.	Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report.

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

c.	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 18, 2003

/s/ ULF M. SCHNEIDER

Dr. Ulf M. Schneider
Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

To the Shareholders

Fresenius Medical Care Aktiengesellschaft

Hof an der Saale, Germany:

      We have audited the accompanying consolidated balance sheets of Fresenius Medical Care Aktiengesellschaft and subsidiaries (the “Company”) as of December 31, 2002 and 2001 and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2002. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

      As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, Fresenius Medical Care AG adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Frankfurt am Main, Germany

February 21, 2003

/s/ KPMG

Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Fresenius Medical Care AG

Consolidated Statements of Operations

For the years ended December 31, 2002, 2001 and 2000
(in thousands, except share data)

	2002	2001	2000

Net revenue:
Dialysis Care	$3,708,903	$3,557,234	$2,944,625
Dialysis Products	1,375,194	1,302,084	1,256,713

	5,084,097	4,859,318	4,201,338
Costs of revenue:
Dialysis Care	2,713,341	2,521,075	2,040,627
Dialysis Products	714,736	699,123	693,966

	3,428,077	3,220,198	2,734,593
Gross profit	1,656,020	1,639,120	1,466,745
Operating expenses:
Selling, general and administrative	913,620	966,044	813,997
Research and development	47,433	35,700	31,935
Special charge for legal matters	—	258,159	—

Operating income	694,967	379,217	620,813
Other (income) expense:
Interest income	(18,053)	(14,305)	(9,411)
Interest expense	225,053	237,234	195,569
Interest expense on obligation related to 1999 Settlement	—	—	29,947

Income before income taxes, minority interest and extraordinary loss	487,967	156,288	404,708
Income tax expense	182,814	91,202	189,772
Minority interest	3,586	1,732	2,861

Income before extraordinary loss	301,567	63,354	212,075
Extraordinary loss on early redemption of trust preferred securities, net of tax benefit of $7,740	11,777	—	—

Net income	$289,790	$63,354	$212,075

Basic income before extraordinary loss per Ordinary share	$3.12	$0.65	$2.37

Fully diluted income before extraordinary loss per Ordinary share	$3.12	$0.64	$2.36

Basic income per Ordinary share	$3.00	$0.65	$2.37

Fully diluted income per Ordinary share	$3.00	$0.64	$2.36

Basic income before extraordinary loss per Preference share	$3.18	$0.70	$2.43

Fully diluted income before extraordinary loss per Preference share	3.18	0.69	2.42

Basic income per Preference share	$3.06	$0.70	$2.43

Fully diluted income per Preference share	$3.06	$0.69	$2.42

See accompanying notes to consolidated financial statements.

Fresenius Medical Care AG

Consolidated Balance Sheets

At December 31, 2002 and 2001
(in thousands, except share data)

	2002	2001

Assets
Current assets:
Cash and cash equivalents	$64,793	$61,572
Trade accounts receivable, less allowance for doubtful accounts of $159,763 in 2002 and $138,128 in 2001	914,302	884,727
Accounts receivable from related parties	41,332	37,092
Inventories	372,222	346,389
Prepaid expenses and other current assets	239,172	222,135
Deferred taxes	189,879	227,214

Total current assets	1,821,700	1,779,129
Property, plant and equipment, net	917,868	838,583
Intangible assets	550,321	576,301
Goodwill	3,192,651	3,105,722
Deferred taxes	35,741	35,192
Other assets	261,668	181,083

Total assets	$6,779,949	$6,516,010

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$185,949	$198,287
Accounts payable to related parties	98,992	80,454
Accrued expenses and other current liabilities	469,228	409,047
Accrual for special charge for legal matters	191,130	221,812
Short-term borrowings	124,964	93,411
Short-term borrowings from related parties	6,000	15,005
Current portion of long-term debt and capital lease obligations	22,394	164,959
Income tax payable	178,690	176,249
Deferred taxes	18,027	17,999

Total current liabilities	1,295,374	1,377,223
Long-term debt and capital lease obligations, less current portion	1,089,210	735,769
Other liabilities	150,685	123,845
Pension liabilities	100,326	70,582
Deferred taxes	169,372	142,846
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	1,145,281	1,428,768
Minority interest	22,522	20,233

Total liabilities	3,972,770	3,899,266
Shareholders’ equity:
Preference shares, no par, €2.56 nominal value, 53,597,700 shares authorized, 26,188,575 issued and outstanding	69,540	69,512
Ordinary shares, no par, €2.56 nominal value, 70,000,000 shares authorized, issued and outstanding	229,494	229,494
Additional paid-in capital	2,736,913	2,735,265
Retained earnings (deficit)	154,595	(58,452)
Accumulated other comprehensive loss	(383,363)	(359,075)

Total shareholders’ equity	2,807,179	2,616,744

Total liabilities and shareholders’ equity	$6,779,949	$6,516,010

See accompanying notes to consolidated financial statements.

Fresenius Medical Care AG

Consolidated Statements of Cash Flows

For the years ended December 31, 2002, 2001 and 2000
(in thousands)

	2002	2001	2000

Operating Activities:
Net income	$289,790	$63,354	$212,075
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Depreciation and amortization	210,555	323,503	292,854
Extraordinary loss on early redemption of trust preferred securities, net of tax	11,777	—	—
Change in deferred taxes, net	58,449	(46,401)	76,934
Loss (gain) on sale of fixed assets	690	1,010	(289)
Compensation expense related to stock options	1,126	1,153	3,980
Changes in assets and liabilities, net of amounts from businesses acquired or disposed of:
Trade accounts receivable, net	(13,124)	(117,093)	(174,333)
Inventories	(6,519)	(30,201)	(23,007)
Prepaid expenses, other current and non-current assets	17,670	(28,462)	(8,285)
Accounts receivable from/ payable to related parties	3,228	8,854	(18,801)
Accounts payable, accrued expenses and other current and non-current liabilities	(17,976)	183,992	(20,689)
Income tax payable	(5,748)	64,539	50,827

Net cash provided by operating activities	549,918	424,248	391,266

Investing Activities:
Purchases of property, plant and equipment	(239,160)	(275,225)	(228,037)
Proceeds from sale of property, plant and equipment	37,783	24,195	20,724
Acquisitions and investments, net of cash acquired	(79,835)	(216,711)	(274,530)

Net cash used in investing activities	(281,212)	(467,741)	(481,843)

Financing Activities:
Proceeds from short-term borrowings	88,639	117,896	38,416
Repayments of short-term borrowings	(68,255)	(140,420)	(32,609)
Proceeds from short-term borrowings from related parties	49,120	20,588	26,000
Repayments of short-term borrowings from related parties	(58,125)	(223,566)	(141,000)
Proceeds from long-term debt	417,098	465,906	255,224
Principal payments of long-term debt and capital lease obligations	(246,566)	(517,877)	(221,739)
Payments on obligation related to 1999 Settlement	—	(85,920)	(386,815)
Proceeds from issuance of trust preferred securities	—	470,598	—
Proceeds from issuance of Preference shares	—	—	556,958
Redemption of trust preferred securities	(376,200)	—	—
Increase (decrease) of accounts receivable securitization program	3,249	(3,464)	111,402
Proceeds from exercise of stock options	550	6,391	885
Dividends paid	(76,743)	(65,782)	(51,229)
Change in minority interest	2,095	(853)	139

Net cash (used in) provided by financing activities	(265,138)	43,497	155,632

Effect of exchange rate changes on cash and cash equivalents	(347)	(3,009)	(35,238)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	3,221	(3,005)	29,817
Cash and cash equivalents at beginning of period	61,572	64,577	34,760

Cash and cash equivalents at end of period	$64,793	$61,572	$64,577

See accompanying notes to consolidated financial statements.

Fresenius Medical Care AG

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2002, 2001 and 2000
(in thousands, except share data)

							Accumulated other
	Preference Shares		Ordinary Shares				comprehensive loss

					Additional	Retained	Foreign		Minimum
	Number of	No par	Number of	No par	paid in	earnings	currency	Cash Flow	Pension
	shares	value	shares	value	capital	(deficit)	translation	Hedges	Liability	Total

Balance at December 31, 1999	9,023,341	$27,623	70,000,000	$229,494	$2,097,480	$(216,870)	$(135,410)	$—	$—	$2,002,317
Issuance of Preference shares	14,724,359	35,980			532,302					568,282
Proceeds from exercise of options	17,393	41			844					885
Compensation expense related stock options					3,980					3,980
Dividends paid						(51,229)				(51,229)
Comprehensive income
Net income						212,075				212,075
Foreign currency translation adjustment							(57,560)			(57,560)

Comprehensive income										154,515

Balance at December 31, 2000	23,765,093	$63,644	70,000,000	$229,494	$2,634,606	$(56,024)	$(192,970)	$—	$—	$2,678,750
Issuance of Preference shares	2,250,000	5,498			93,485					98,983
Proceeds from exercise of options	161,415	371			6,020					6,391
Compensation expense related to stock options					1,153					1,153
Dividends paid						(65,782)				(65,782)
Comprehensive loss
Net income						63,354				63,354
Other comprehensive loss related to cash flow hedges								(50,683)		(50,683)
Foreign currency translation adjustment							(115,422)			(115,422)

Comprehensive loss										(102,751)

Balance at December 31, 2001	26,176,508	$69,512	70,000,000	$229,494	$2,735,265	$(58,452)	$(308,392)	$(50,683)	$—	$2,616,744
Proceeds from exercise of options	12,067	28			522					550
Compensation expense related to stock options					1,126					1,126
Dividends paid						(76,743)				(76,743)
Comprehensive income
Net income						289,790				289,790
Other comprehensive income related to cash flow hedges								33,501		33,501
Foreign currency translation adjustment							(38,432)			(38,432)
Minimum pension liability									(19,357)	(19,357)

Comprehensive income										265,502

Balance at December 31, 2002	26,188,575	$69,540	70,000,000	$229,494	$2,736,913	$154,595	$(346,824)	(17,182)	(19,357)	$2,807,179

See accompanying notes to consolidated financial statements.

Fresenius Medical Care AG

Notes to Consolidated Financial Statements

(in thousands, except share data)

1.   The Company and Summary of Significant Accounting Policies

      Fresenius Medical Care AG and subsidiaries (“FMC” or the “Company”), is an integrated provider of kidney dialysis products and dialysis care. FMC was created by conversion of Sterilpharma GmbH, a limited liability company incorporated in 1975, into a stock corporation (Aktiengesellschaft). The resolutions for this conversion were adopted by a shareholder meeting on April 17, 1996. On September 30, 1996, FMC initiated a series of transactions to consummate an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace & Co. (“W.R. Grace”). Pursuant to that Agreement, Fresenius AG contributed Fresenius Worldwide Dialysis or FWD, its global dialysis business, including its controlling interest in Fresenius USA, Inc. (“FUSA”), in exchange for FMC Ordinary shares. Thereafter, FMC, in exchange for Ordinary shares, acquired: (i) all of the outstanding Common stock of W.R. Grace, whose sole business at the time of the transaction consisted of National Medical Care, Inc. (“NMC”), its global dialysis business; and (ii) the publicly-held minority interest of FUSA.

Basis of Presentation

      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Summary of Significant Accounting Policies

a)  Principles of Consolidation

      The consolidated financial statements include all material companies in which the Company has legal or effective control. The equity method of accounting is used for investments in associated companies (20% to 50% owned). All significant intercompany transactions and balances have been eliminated. All other investments are accounted for at cost.

b)  Classifications

      Certain items in prior years’ consolidated financial statements have been reclassified to conform with the current year’s presentation. Net operating results have not been affected by the reclassifications.

c)   Cash and Cash Equivalents

      Cash and cash equivalents represent cash and certificates of deposit with original maturity dates of three months or less at origination.

d)  Allowance for Doubtful Accounts

      Estimates for the allowances for accounts receivable from the dialysis service business are mainly based on past collection history. Specifically, the allowances for the North American operations are based on an analysis of collection experience, recognizing the differences between payors and aging of accounts receivable. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowances in the international segment and the products business are also based on estimates and consider various factors, including aging, creditor and past collection history.

e)   Inventories

      Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or market value.

f)   Property, Plant and Equipment

      Property, plant, and equipment are stated at cost less accumulated depreciation. Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years for buildings and improvements with a weighted average life of 12 years and 3 to 15 years for machinery and equipment with a weighted average life of 8 years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2002, 2001, and 2000 was $3,248, $3,532 and $1,205, respectively.

g)   Intangible Assets

      In July 2001, the Financial Accounting Standards Board (“FASB”) issued and the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. Accordingly, the purchase method of accounting is used for all business combinations. Intangible assets acquired in a purchase method business combination are recognized and reported apart from goodwill, pursuant to the criteria specified by SFAS No. 141.

      The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. Upon adoption of SFAS No. 142, pursuant to SFAS No. 141, the Company evaluated its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and reclassified amounts allocated to assembled workforce of $3,721 to goodwill in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142 the Company reassessed the useful lives and residual values of all intangible assets acquired with finite useful lives, and had no significant amortization period adjustments. The Company identified trade names and management contracts as intangible assets with indefinite useful lives. Pursuant to SFAS No. 142, intangible assets with finite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (see Impairment).

      Prior to the adoption of SFAS No. 142, goodwill was amortized over its estimated useful life ranging from 20 to 40 years. As of January 1, 2002, in accordance with SFAS No. 142, goodwill and identifiable intangibles with indefinite lives are no longer amortized, but tested annually for impairment.

      To accomplish the provisions of SFAS No. 142 and to evaluate the recoverability of goodwill, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. Assembled workforce was classified into goodwill. In the next step the Company compared the fair value of each reporting unit to the reporting unit’s carrying amount. Fair value is determined using a discounted cash flow approach. In the case that the fair value of the reporting unit is less than its book value, a second step is performed which compares the fair value of the reporting unit’s goodwill to the carrying value of its goodwill. If the fair value of the goodwill is less than the book value, the difference is recorded as an impairment.

      To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the fair values of intangible assets with their carrying value. An intangible assets fair value is determined using a discounted cash flow approach and other appropriate methods.

      In connection with its annual impairment test the Company determined that neither the goodwill nor the other intangible assets were impaired. The Company did not record any impairment charges in 2002. For further information refer to Note 9.

h)  Derivative Financial Instruments

      The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by SFAS No. 138, on January 1, 2001. The Company utilizes derivative financial instruments including forward currency contracts and interest rate swaps. SFAS No. 133 requires all derivatives to be recognized as assets or liabilities at fair value.

      Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of the forecasted transaction in the same period as the forecasted transaction affects earnings.

      Changes in the fair value of interest rate swaps that are designated as cash flow hedges and effectively convert variable interest payments into fixed interest payments are deferred in accumulated other comprehensive income. The interest rate agreements are accounted for on an accrual basis, i.e. the interest payable and the interest rate receivable under the terms of the swaps are accrued and recorded as an adjustment to the interest or related expense of the designated liability or obligation.

      Amounts due from and payable to the counterparties of interest rate swaps are recorded on an accrual basis at each reporting date at amounts computed by reference to the respective interest rate swap contract. Realized gains and losses that occur from the early termination or expiration of contracts are deferred and recorded in income over the remaining period of the original swap agreement if the corresponding debt is still outstanding. Gains and losses arising from interest differential on contracts that hedge specific borrowings are recorded as a component of interest expense over the life of the contract. In the event the hedged asset or liability is terminated, sold, or otherwise disposed of, the gain or loss on the interest rate swap would be matched with the offsetting gain or loss of the related item (see Note 21).

i)   Foreign Currency Translation

      For purposes of these consolidated financial statements, the U.S. dollar is the reporting currency. The Company follows the provisions of SFAS No. 52, Foreign Currency Translation. Substantially all assets and liabilities of the parent company and all non-U.S. subsidiaries are translated at year-end exchange rates, while revenues and expenses are translated at exchange rates prevailing during the year. Adjustments for foreign currency translation fluctuations are excluded from net earnings and are reported in accumulated other comprehensive income. In addition, the translation adjustments of certain intercompany borrowings not denominated in U.S. dollars, which are considered foreign equity investments, are reported in accumulated other comprehensive income.

      Gains and losses resulting from the translation of revenues, expenses and intercompany borrowings, which are not considered equity investments, are included in selling, general and administrative expense. Translation losses amounted to $7,352 in 2002, and gains amounted to $3,892 and $18,370 in 2001 and 2000, respectively.

j)   Revenue Recognition Policy

      Health care revenues are recognized on the date services and related products are provided and the payor is obligated to pay at amounts estimated to be received under reimbursement arrangements with these third party payors. Medicare and Medicaid programs are billed at pre-determined rates per treatment that are established by statute or regulation. Most non-governmental payors, including contracted managed care payors, are billed at our standard rates for services net of contractual allowances to reflect the estimated amounts to be received under reimbursement arrangements with these payors.

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

k)  Research and Development expenses

      Research and development expenses are expensed as incurred.

l)   Income Taxes

      In accordance with SFAS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amount of the deferred tax assets unless it is more likely than not that such assets will be realized. (see Note 12)

m)  Impairment

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which was adopted by the Company effective January 1, 2002. SFAS No. 144 modifies the existing guidance in SFAS No. 121 and APB Opinion No. 30. In accordance with SFAS No. 144, the Company reviews the carrying value of its long lived assets or asset groups to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying value of an asset to the future net cash flow directly associated with the asset. If assets are considered to be impaired, the impairment recognized is the amount by which the carrying value exceeds the fair value of the asset. The Company uses various valuation factors, including market prices and present value techniques to assess fair value.

      In accordance with SFAS No. 144, long lived assets to be disposed of by sale are reported at the lower of carrying value or fair value less cost to sell and depreciation is ceased. Long lived assets to be disposed of other than by sale are considered to be held and used until disposal.

n)  Debt Issuance Costs

      Costs related to the issuance of debt are amortized over the term of the related obligation.

o)  Self-Insurance Programs

      A major subsidiary of the Company is self-insured for professional, product and general liability, auto and workers’ compensation claims up to predetermined amounts above which third-party insurance applies. Estimates are made for both reported and incurred but not reported claims. The estimates are based on actuarial projections using various factors including recent history of claims and expected claims development.

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

q)  Concentration of Credit Risk

      The Company is engaged in the manufacture and sale of products for all forms of kidney dialysis, principally to health care providers throughout the world, and in providing kidney dialysis treatment, clinical laboratory testing and other medical ancillary services. The Company performs ongoing evaluations of its customers’ financial condition and, generally, requires no collateral.

      Approximately 43%, 42% and 40% of the Company’s worldwide revenues are paid by and subject to regulations under governmental health care programs, primarily Medicare and Medicaid, administered by the United States government in 2002, 2001, and 2000, respectively.

r)   Earnings per Preference share and Ordinary share

      Basic net income per Preference share and basic net income per Ordinary share for all years presented have been calculated using the two-class method required under U.S. GAAP based upon the weighted average number of Ordinary and Preference shares outstanding. Basic earnings per share are computed by dividing net income less preference amounts and distributions earned by convertible investment securities by the weighted average number of Ordinary shares and Preference shares outstanding during the year. Diluted earnings per share include the effect of all potentially dilutive Ordinary shares and Preference shares that would have been outstanding during the year.

      The awards granted under the FMC stock incentive plans (see Note 18), are potentially dilutive equity instruments.

s)   Stock Option Plans

      The Company accounts for its stock option plans using the intrinsic value method in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as allowed by SFAS No. 123, Accounting for Stock-Based Compensation, subject to complying with the additional disclosure requirements of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. As such, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price on the measurement date. For stock incentive plans which are performance based, the Company recognizes compensation expense over the vesting periods, based on the then current market values of the underlying stock.

      The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation.

	2002	2001	2000

Net income:
As reported	$289,790	$63,354	$212,075
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1,126	1,153	3,980
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(11,951)	(13,223)	(12,073)

Pro forma	$278,965	$51,284	$203,982

Basic net income per:
Ordinary share
As reported	$3.00	$0.65	$2.37
Pro forma	$2.88	$0.52	$2.28
Preference share
As reported	$3.06	$0.70	$2.43
Pro forma	$2.94	$0.57	$2.34
Fully diluted net income per:
Ordinary share
As reported	$3.00	$0.64	$2.36
Pro forma	$2.88	$0.51	$2.27
Preference share
As reported	$3.06	$0.69	$2.42
Pro forma	$2.94	$0.56	$2.33

t)   Recent Pronouncements and Accounting Changes

      In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. The Company adopted these statements as described in Note 1g. The effect on prior years income is described in Note 9.

      In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company will adopt SFAS No. 143 as of January 1, 2003. The adoption of SFAS No. 143 will not have a material impact on the Company’s financial statements.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. It provides new guidance that modifies and supercedes the existing guidance in SFAS No. 121 and APB No. 30. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not have an impact on the Company’s financial statements.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds SFAS No. 4, SFAS No. 64 related to classifications of gains and losses on debt extinguishments such that most debt extinguishment gains and losses will no longer be classified as extraordinary. SFAS No. 145 also amends SFAS No. 13, with respect to certain sale-leaseback transactions. The Company will adopt SFAS No. 145 in regard to SFAS No. 4 on January 1, 2003. In the first quarter of 2002, the Company recorded an extraordinary loss of $11,777, net of taxes of $7,740, as a result of the early redemption of debt (see Note 14). This loss will no longer be presented as an extraordinary loss upon the adoption of SFAS No. 145. The Company adopted the other provisions of SFAS No. 145 effective April 1, 2002.

      In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The standard requires companies to recognize costs associated with exit or disposal activities when liabilities are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). This statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

      In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others. FIN 45 requires a guarantor to recognize a liability measured at fair value at the inception of a guarantee for obligations undertaken, including its obligation to stand ready to perform over the term of the guarantee. The initial recognition and measurement provisions are applicable prospectively to guarantees issued or modified after December 31, 2002. FIN 45 also clarifies and expands the disclosure requirements related to guarantees, including product warranties. The Company adopted those disclosure requirements as of December 31, 2002. The Company has guarantees of an immaterial amount, and as such do not materially impact the Company’s financial statements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation- Transition and Disclosure — an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods for a change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirement of SFAS No. 123 to require disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect the method used had on reported results. The Company adopted the amended disclosure requirements as of December 31, 2002 (see Notes 1s and 18).

      In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (“FIN 46”) Consolidation of Variable Interest Entities. FIN 46 addresses the consolidation of variable interest entities by the primary beneficiary, when the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated support from other parties and / or the equity investor lacks certain essential characteristics of a controlling financial interest. FIN 46 requires existing variable interest entities to be consolidated if those entities do not effectively disburse risk among the parties involved. The interpretation becomes effective at various dates in 2003 and provides various transition rules. The adoption of FIN 46 has no material impact on the Company’s financial statements.

2.   Special Charge for 1999 Settlement

      On January 18, 2000, Fresenius Medical Care Holdings, Inc. (“FMCH”), National Medical Care, Inc. (“NMC”) and certain other affiliated companies executed definitive agreements with the United States Government to settle (i) matters concerning violations of federal laws then under investigation and (ii) National Medical Care, Inc.’s claims with respect to outstanding Medicare receivables for intradialytic parenteral nutrition therapy (collectively, the “Settlement”). In anticipation of the Settlement, the Company recorded a special pre-tax charge against its consolidated earnings in 1999 totaling $601,000 ($419,000 after tax).

      In 2001, FMCH made a final payment to the U.S. Government of $85,900 pursuant to the Settlement. In addition, FMCH received a final payment of $5,200 in the first quarter of 2001 from the U.S. Government, related to FMCH’s claims for outstanding Medicare receivables. The letter of credit, purchased to secure the settlement payment obligation, was closed out with the last payment.

3.   Special Charge for Legal Matters

      In the fourth quarter of 2001, the Company recorded a $258,159 ($177,159 after tax) special charge to address 1996 merger-related legal matters, estimated liabilities and legal expenses arising in connection with the Grace Chapter 11 Proceedings and the cost of resolving pending litigation and other disputes with certain commercial insurers (see Note 20).

      The Company accrued $172,034 principally representing a provision for income taxes payable for the years prior to the 1996 merger for which the Company has been indemnified by W.R. Grace, but may ultimately be obligated to pay as a result of Grace’s Chapter 11 Proceedings. In addition, that amount included the estimated costs of defending the Company in all litigation arising out of Grace’s Chapter 11 Proceedings (see Note 20).

      The Company included $55,489 in the special charge to provide for settlement obligations, legal expenses and the resolution of disputed accounts receivable relating to various insurance companies (see Note 20).

      The remaining amount of the special charge ($30,636) was accrued mainly for (i) assets and receivables that are impaired in connection with other legal matters and (ii) anticipated expenses associated with the continued defense and resolution of the legal matters.

      At December 31, 2002, there is a remaining balance of $191,130 for the accrual for the special charge for legal matters. The Company believes that these reserves are adequate for the settlement of all matters described above. During the year ended December 31, 2002, $32,973 in payments were applied against the accrued special charge for legal matters.

4.   Related Party Transactions

a)  Shared Services

      The Company entered into service agreements with Fresenius AG, the majority shareholder, and certain affiliates of Fresenius AG to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, legal and environmental consultation and administration, insurance, central purchasing, tax services and treasury services. In the opinion of management, expenses for these services are indicative of the actual expenses that would have been incurred if the Company had been operating as an independent entity.

      For the years 2002, 2001 and 2000, amounts charged from Fresenius AG to FMC under the terms of the agreements are $23,012, $19,117 and $19,947, respectively. FMC also provides certain services to Fresenius AG and certain affiliates of Fresenius AG, including research and development, plant administration, patent administration and warehousing. FMC charged $10,142, $6,134 and $9,984 for services rendered to Fresenius AG in 2002, 2001 and 2000, respectively.

      Under operating lease agreements entered into with Fresenius AG, FMC paid Fresenius AG $10,401, $9,239 and $9,472 during 2002, 2001 and 2000, respectively. The majority of the leases expire in 2006 with options for renewal.

b)  Financing Provided by Fresenius AG

      At December 31, 2002, the Company had short-term loans outstanding of $6,000, which bore interest at an average rate of 2.22%. At December 31, 2001, the Company had short-term loans outstanding of $15,005 which bore an average interest rate of 2.73%. Interest expense on these borrowings was, $359, $6,887 and $18,571 for the years 2002, 2001 and 2000, respectively.

c)   Products

      During the years ended December 31, 2002, 2001 and 2000, the Company recognized sales of $25,986, $24,063 and $28,076, respectively, to Fresenius AG and affiliates. During 2002, 2001 and 2000, the Company made purchases from Fresenius AG and affiliates in the amount of $23,703, $19,703 and $25,547, respectively.

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

      A member of the Company’s Supervisory Board is a partner in a law firm which provided services to the Company. The Company paid the law firm approximately $292, $368, and $580 in 2002, 2001 and 2000, respectively.

      A member of the Company’s Supervisory Board is the chairman of the management board of a bank that served as one of two joint global coordinators of a public offering of Preference shares conducted by the Company in 2000. The Company paid the bank $10,438 in underwriting fees and commissions in 2000. In 2001, affiliates of the bank served as co-lead manager, and as an initial purchaser of a global offering of trust preferred securities. The Company paid fees and commissions of $6,808 in total to the coordinators of the offering. The bank is also a lender and one of the Managing Agents under both the Company’s original senior credit agreement and the new senior credit agreement dated February 21, 2003 (see Notes 11 and 25).

      The Chairman and Vice Chairman of the Company’s Supervisory Board are members of the Management Board and Supervisory Board, respectively, of Fresenius AG, the majority holder of FMC’s Ordinary shares.

5.   Acquisitions and Investments

      The Company acquired certain health care and distribution facilities and other investments for a total consideration of $87,876, $461,079, and $288,144 in 2002, 2001 and 2000, respectively. All acquisitions have been accounted for as purchase transactions and, accordingly, are included in the results of operations from the dates of acquisition. The excess of the total acquisition costs over the fair value of the tangible net assets acquired was approximately $82,000, $367,000 and $196,000 for 2002, 2001 and 2000, respectively.

      In 2002, the Company mainly acquired individual dialysis clinics providing dialysis therapy. The consideration consisted of cash of $79,835 and assumed debt of $8,041.

      In January 2001, the Company acquired Everest Healthcare Services Corporation (“Everest”) for $365,000. The Everest operations acquired consist of approximately 70 clinics facilities providing dialysis therapy to approximately 6,800 patients in the eastern and central United States. Approximately $99,000 was funded by the issuance of 2.25 million Fresenius Medical Care AG Preference shares to the Everest shareholders. The remaining purchase price was paid with $131,000 cash and assumption of $135,000 of debt. In 2001, aggregate consideration for all acquisitions consisted of cash of $216,711, assumed debt of $144,889 and $99,479 in Preference shares.

      In 2000, aggregate consideration for acquisitions consisted of cash of $274,530 and notes for $13,614. Acquisitions in 2000 included the purchase of substantially all of the international and non-continental U.S. operations of Total Renal Care Holdings, Inc. The purchase price for these operations was $145,000.

6.   Sale of Accounts Receivable

      National Medical Care (“NMC”), a subsidiary of the Company, has an asset securitization facility (the “accounts receivable facility”) whereby receivables of NMC and certain affiliates are sold to NMC Funding Corporation (the “Transferor”), a wholly-owned subsidiary of NMC, and subsequently the Transferor transfers and assigns percentage ownership interests in the receivables to certain bank investors. NMC Funding Corporation is not consolidated as it does not meet the control criteria of SFAS No. 140. The retained interest in accounts receivable is reflected on the face of the balance sheet net of uncollected accounts to approximate fair value. The Company has a servicing obligation to act as collection agent on behalf of the Transferor. An amendment was made on October 24, 2002, extending its maturity to October 23, 2003.

      At December 31, 2002 and 2001, $445,249 and $442,000, respectively, had been received pursuant to such sales and are reflected as reductions to accounts receivable. The Transferor pays interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. The effective interest rate was approximately 1.48% for $429,249 and 1.89% for $16,000 at year-end 2002. Under the terms of the agreement, new interests in accounts receivable are sold without recourse as collections reduce previously sold accounts receivable. The costs related to such sales are expensed as incurred and recorded as interest expense and related financing costs. There were no gains or losses on these transactions.

7.   Inventories

      As of December 31, 2002 and 2001, inventories consisted of the following:

	2002	2001

Raw materials and purchased components	$79,760	$67,415
Work in process	26,233	23,744
Finished goods	196,830	181,846
Health care supplies	69,399	73,384

Inventories	$372,222	$346,389

      Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately $306,000 of materials, of which $127,000 is committed at December 31, 2002 for fiscal year 2003. The terms of these agreements run 1 to 6 years. Inventories as of December 31, 2002 include $21,204 of Erythropoietin (“EPO”) which is supplied by a single source supplier in the United States. Delays, stoppages, or interruptions in the supply of EPO could adversely affect the operating results of the Company. In 2002, revenues from EPO accounted for approximately 23% of total revenue in the North America segment.

8.   Property, Plant and Equipment

      As of December 31, 2002 and 2001, property, plant and equipment consisted of the following:

	2002	2001

Land and improvements	$23,075	$23,124
Buildings and improvements	586,251	479,107
Machinery and equipment	948,781	807,544
Machinery, equipment and rental equipment under capitalized leases	32,221	16,884
Construction in progress	62,257	93,144

	1,652,585	1,419,803
Accumulated depreciation	(734,717)	(581,220)

Property, plant and equipment, net	$917,868	$838,583

      Depreciation expense for property, plant and equipment amounted to $158,126, $147,945 and $130,278 for the years ended December 31, 2002, 2001 and 2000, respectively.

      Included in property, plant and equipment as of December 31, 2002 and 2001 were $89,754 and $70,496, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases. Identification of the rental income from the Company’s leasing activities is not practicable as the Company’s return on the machines is received through contractual arrangements whereby a premium is charged for other support equipment and supplies sold during the life of the lease.

      Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $16,222 and $7,472 at December 31, 2002 and 2001, respectively.

9.   Intangible Assets and Goodwill

      As of December 31, 2002 and 2001, intangible assets other than goodwill consisted of the following:

	December 31,		December 31,
	2002		2001

	Gross		Gross		Average
	Carrying	Accumulated	Carrying	Accumulated	Useful
	Amount	Amortization	Amount	Amortization	Life

Amortizable Intangible Assets
Patient relationships	$249,069	$(191,571)	$241,192	$(157,173)	7
Patents	14,395	(12,317)	12,795	(10,275)	16
Distribution rights	10,226	(5,886)	8,115	(4,004)	9
Other	155,317	(72,217)	138,897	(56,004)	9

	$429,007	$(281,991)	$400,999	$(227,456)

	Carrying	Carrying
	Amount	Amount

Non-amortizable Intangible Assets
Tradename	220,249	219,702
Management contracts	183,056	183,056

	$403,305	$402,758

      The related amortization expenses (including amortization for goodwill, tradename and management contracts in 2001 and 2000) are as follows:

Aggregate Amortization Expense

For the year ended December 31, 2000	$160,604

For the year ended December 31, 2001	$176,260

For the year ended December 31, 2002	$52,429

Estimated Amortization Expense

For the year ended December 31, 2003	$31,320

For the year ended December 31, 2004	$25,897

For the year ended December 31, 2005	$21,247

For the year ended December 31, 2006	$16,786

For the year ended December 31, 2007	$10,314

Goodwill

      Increases in the carrying amount of goodwill are a result of this year’s acquisitions totaling $81,394 (See Note 5). The segment detail is as follows:

	North
	America	International	Corporate	Total

Balance as of January 1, 2002	$2,899,398	$206,324	$—	$3,105,722
Goodwill acquired during year, net	40,928	40,466	—	81,394
Currency Translation	—	5,535	—	5,535

Balance as of December 31, 2002	$2,940,326	$252,325	$—	$3,192,651

      Had the Company determined amortization expense under SFAS No. 142 in 2000 and 2001, the Company’s net income recognized in the years ended December 31, 2001 and 2000 would have been increased to the amounts indicated below:

	For the year ended December 31,

	2002	2001	2000

Net income	$289,790	$63,354	$212,075
Net income adjusted	289,790	166,129	307,814

      Reconciliation of net income to adjusted net income and earnings per share to adjusted earnings per share:

	For the year ended December 31,

	2002	2001	2000

Reported net income	$289,790	$63,354	$212,075
Add back: Goodwill amortization		94,958	89,112
Add back: Tradenames amortization		3,797	3,808
Add back: Management contract amortization		4,020	2,819

Adjusted net income	$289,790	$166,129	$307,814

Basic income per Ordinary share:
Reported net income	$3.00	$0.65	$2.37
Goodwill amortization		0.99	1.00
Tradenames amortization		0.04	0.04
Management contract amortization		0.04	0.04

Adjusted net income	$3.00	$1.72	$3.45

Fully diluted income per Ordinary share:
Reported net income	$3.00	$0.64	$2.36
Goodwill amortization		0.99	1.00
Tradenames amortization		0.04	0.04
Management contract amortization		0.04	0.03

Adjusted net income	$3.00	$1.71	$3.43

Basic income per Preference share:
Reported net income	$3.06	$0.70	$2.43
Goodwill amortization		0.99	1.00
Tradenames amortization		0.04	0.04
Management contract amortization		0.04	0.03

Adjusted net income	$3.06	$1.77	$3.50

Fully diluted income per Preference share:
Reported net income	$3.06	$0.69	$2.42
Goodwill amortization		0.99	1.00
Tradenames amortization		0.04	0.04
Management contract amortization		0.04	0.03

Adjusted net income	$3.06	$1.76	$3.49

10. Accrued Expenses and Other Current Liabilities

      As at December 31, 2002 and 2001 accrued expenses and other current liabilities consisted of the following:

	2002	2001

Accrued salaries and wages	$121,212	$99,639
Accounts receivable credit balances	63,773	57,386
Accrued insurance	48,165	39,308
Accrued interest	35,861	31,113
Accrued operating expenses	33,369	29,754
Derivatives	28,656	5,910
Withholding tax and VAT	20,538	21,282
Accrued physician compensation	19,211	17,481
Commissions	14,877	12,839
Bonuses and rebates	10,324	4,610
Deferred income	8,359	6,945
Accrued legal and compliance costs	5,821	5,204
Other	59,062	77,576

Total accrued expenses and other current liabilities	$469,228	$409,047

11. Debt and Capital Lease Obligations

Short term borrowings

      Short-term borrowings from third parties of $124,964 and $93,411 at December 31, 2002, and 2001, respectively, represent amounts borrowed by certain of the Company’s subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2002, and 2001 was 4.67% and 6.26%, respectively. For information regarding short-term borrowings from affiliates see Note 4b.

      Excluding amounts available under the Senior Credit Agreement (as described below), at December 31, 2002, FMC had $60,541 available under such commercial bank agreements. Some of these lines of credit are secured by the individual borrowers’ accounts receivable and contain various covenants including, but not limited to, requirements for maintaining defined levels of working capital, net worth, capital expenditures and certain financial ratios.

Long-term borrowings

      As of December 31, 2002 and 2001, long-term debt and capital lease obligations consisted of the following:

	2002	2001

1996 Senior Credit Agreement	$861,900	$695,801
Capital leases	10,645	12,412
Euro Notes	134,758	113,247
Other	104,301	79,268

	1,111,604	900,728
Less current maturities	(22,394)	(164,959)

	$1,089,210	$735,769

1996 Senior Credit Agreement

      The Company was party to a bank agreement dated September 27, 1996 (hereafter “1996 Senior Credit Agreement”) with Bank of America, N.A., The Bank of Nova Scotia, The Chase Manhattan Bank, Dresdner

Bank Aktiengesellschaft and certain other lenders (collectively, the “Lenders”), as amended, pursuant to which the Lenders have made available to the Company and certain subsidiaries and affiliates two credit facilities:

•	a revolving credit facility of up to $1,000,000 (of which up to $250,000 was available for letters of credit, up to $450,000 was available for borrowings in certain non-U.S. currencies, up to $50,000 was available as swing lines in U.S. dollars and up to $20,000 was available as swing lines in certain non-U.S. currencies) which was scheduled to expire on September 30, 2003. At December 31, 2002, the Company had $618,555 outstanding under the revolving credit facility, including $34,155 for letters of credit.

•	a term loan facility of $277,500 at December 31, 2002, also scheduled to expire on September 30, 2003. The terms of the 1996 Senior Credit Agreement relating to the term loan facility required payments that permanently reduce the term loan facility. The repayment began in the fourth quarter of 1999 and continued with quarterly payments of $37,500 until February 21, 2003, when it was replaced and paid off with the 2003 Senior Credit Agreement (see Note 25).

      Loans under the 1996 Senior Credit Agreement calculated interest at a base rate determined in accordance with the agreement, or at LIBOR, plus in either case an applicable margin. A fee was payable to the Lenders equal to a percentage per annum (initially 0.375%) of the portion of the 1996 Senior Credit Agreement not used.

      In addition to scheduled principal payments, the 1996 Senior Credit Agreement was reduced by certain portions of the net cash proceeds from certain sales of assets, sales of accounts receivable and the issuance of subordinated debt and equity securities. The 1996 Senior Credit Agreement contained customary affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions, mainly related to dividends. Under the terms of the agreement the Company was restricted as to the level of dividends that could be paid in any calendar year, which was $87,000 in 2002. The Company’s dividend distribution in 2002 for 2001 was $76,743.

      Dividends from Fresenius Medical Care Holdings, Inc. (“FMCH”), a wholly owned subsidiary, were limited as a result of a restriction on dividends from its subsidiary, NMC and its subsidiaries. The restriction limited NMC dividends to 50% of its consolidated net income of the preceding year.

      On May 31, 2001, the 1996 Senior Credit Agreement was amended so that the proceeds of the Preference share offerings during 2001 (see Note 16) did not trigger repayment obligations on the term loan. On June 30, 2001, the Senior Credit Agreement was amended again to increase the allowed other indebtedness of FMCH and its subsidiaries. On November 26, 2001, the payment restrictions on the 1996 Senior Credit Agreement were amended to allow for the early redemption of $360,000 of 9% Trust Preferred Securities on February 14, 2002 (see Note 14). This amendment also delayed the effectiveness of a more restrictive leverage ratio under the facility.

      On February 25, 2002, the Company’s 1996 Senior Credit Agreement was amended to clarify the impact of the special charge for legal matters (see Note 3) and the effects of certain legal proceedings on covenant computations under the facility. On September 6, 2002, the Company’s 1996 Senior Credit Agreement was amended to delay the effectiveness of a more restrictive leverage ratio in order to allow redemption of the FMCH Class D Preferred stock.

      At December 31, 2002, the Company had approximately $381,445 of additional borrowing capacity available under the revolving credit facility of the 1996 Senior Credit Agreement, including approximately $215,845 for additional letters of credit. No further borrowings are available under the term loan facility.

      On February 21, 2003, the Company entered into a new bank agreement, which replaced the 1996 Senior Credit Agreement (see Note 25). Accordingly, the amounts due under the 1996 Senior Credit Agreement in 2003 are excluded from current liabilities.

Euro Notes

      In 2001, the Company issued four tranches of senior notes (“Euro Notes”) totaling €128,500. The first tranche was for €80,000 with a fixed interest rate of 6.16% and the second and third tranches for €28,500 and

€15,000, respectively, with variable interest rates which averaged 4.78% in 2002. The final tranche was for €5,000 at a fixed rate of 5.33%. All four tranches have a maturity date of July 13, 2005. Both floating rates are tied to the EURIBOR rate.

      Aggregate annual payments applicable to the 1996 Senior Credit Agreement, Euro Notes, capital leases and other borrowings for the five years subsequent to December 31, 2002 (excluding borrowings underlying the Company’s trust preferred securities -see Note 14), taking into account the new senior credit agreement of February 21, 2003, are:

2003	22,394
2004	80,715
2005	259,176
2006	116,138
2007	605,599
Thereafter	27,582

$1,111,604

12. Income Taxes

      Income (loss) before income taxes, minority interest and extraordinary loss is attributable to the following geographic locations:

	2002	2001	2000

Germany	$90,018	$123,141	$106,475
United States	306,154	(60,930)	220,176
Other	91,795	94,077	78,058

	$487,967	$156,288	$404,708

      Income tax expense (benefit) for the years ended December 31, 2002, 2001, and 2000, consisted of the following:

	2002	2001	2000

Current:
German corporation and trade income taxes	$30,627	$30,094	$66,754
United States income taxes	60,358	87,923	23,132
Other income taxes	32,124	31,079	29,971

	123,109	149,097	119,857

Deferred:
Germany	10,069	7,651	(14,902)
United States	47,437	(72,455)	81,553
Other income taxes	2,198	6,909	3,264

	59,705	(57,895)	69,915

	$182,814	$91,202	$189,772

      For the fiscal years ended December 31, 2002 and 2001, under the provisions applicable as a result of German tax reform, the Company is subject to German federal corporation income tax at a base rate of 25% plus a solidarity surcharge of 5.5% on federal corporation taxes payable; as a result the statutory rate for the years ended December 31, 2002 and 2001 amounts to 26.375%.

      For the year ended December 31, 2000, German corporation tax law applied a split rate imputation credit system to the income taxation of corporations and their shareholders. As a result, retained corporation income was initially subject to a federal corporation tax rate of 40%, plus a solidarity surcharge of 5.5% for each year on federal corporate taxes payable. The statutory rate for the year ended December 31, 2000 amounted to 42.2%.

Upon distribution of retained earnings to shareholders, the corporation income tax rate on such distributed earnings was adjusted to 30%, plus solidarity surcharge of 5.5%, for a total of 31.65%. This reduction was effected by means of a refund for taxes previously paid, and was referred to as the dividend distribution credit.

      In October 2000, the German government enacted new tax legislation which, among other changes, reduced the Company’s statutory tax rate in Germany from 40% on retained earnings and 30% on distributed earnings to a uniform 25% effective for the Company’s year beginning January 1, 2001. The effect of the reduction in the tax rate and other tax law changes on the deferred tax assets and liabilities of the Company and its German subsidiaries were recognized in the year of enactment and resulted in a deferred tax benefit for 2000 of $2,227. In September 2002, the German government enacted the Flood Victim Solidarity Law. Under this legislation, for the Company’s fiscal year beginning January 1, 2003 only, the base rate of German federal corporation taxation is increased from 25% to 26.5%. The statutory tax rate is scheduled to return to 25% as of January 1, 2004. This change did not have a material effect in 2002.

      Income tax expense differs from the amounts computed by applying the German federal corporation income tax rate, including the solidarity surcharge on income before income taxes and minority interest (26.375% for fiscal years 2002 and 2001 and 42.2% for 2000, respectively) as follows:

	2002	2001	2000

Computed “expected” income tax expense at the undistributed earnings rate	$128,701	$41,221	$170,786
Dividend distributions credit	—	—	(9,077)
Trade income taxes, net of German federal corporation income tax benefit	12,569	13,663	12,688
U.S. State income taxes, net of federal tax benefit	10,740	420	9,962
Tax free income	(11,078)	(5,327)	—
Non-deductible portion of special charge for legal matters	—	14,216	—
Amortization of non-tax deductible goodwill	—	19,678	28,380
Foreign tax rate differential	27,326	7,538	(30,773)
Non-deductible expenses	7,827	691	1,710
Other	6,729	(898)	6,096

Provision for income taxes	$182,814	$91,202	$189,772

Effective tax rate	37.5%	58.4%	46.9%

      The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31 are presented below:

	2002	2001

Deferred tax assets:
Accounts receivable, primarily due to allowance for doubtful accounts	$25,962	$27,155
Inventory, primarily due to additional costs capitalized for tax purposes, and inventory reserve accounts	21,368	19,287
Accrued expenses and other liabilities for financial accounting purposes, not currently tax deductible	129,154	133,578
Special charge for legal matters	46,580	104,880
Net operating loss carryforwards	47,971	23,732
Derivatives	42,370	26,514
Other	3,975	6,512

Total deferred tax assets	$317,380	$341,657
Less: valuation allowance	(23,229)	(6,428)

Net deferred tax assets	$294,151	$335,230

	2002	2001

Deferred tax liabilities:
Accounts receivable, primarily due to allowance for doubtful accounts	$20,207	$4,019
Inventory, primarily due to inventory reserve accounts for tax purposes	6,646	4,224
Accrued expenses and other liabilities deductible for tax prior to financial accounting recognition	23,256	22,416
Plant and equipment, principally due to differences in depreciation	165,264	161,936
Special charge for legal matters	—	36,938
Derivatives	31,551	—
Other	9,006	4,136

Total deferred tax liabilities	255,930	233,669

Net deferred tax asset	$38,221	$101,561

      During 2002, the valuation allowance increased by $16,800 mainly attributable to currency exchange losses in Latin America. Whereas during 2001 the valuation allowance decreased by $2,864 primarily attributable to the utilization of operating losses mainly in Japan.

Expiration of net operating losses

2003	$5,485
2004	3,309
2005	8,335
2006	8,041
2007	48,571
2008	4,099
2009	8,022
2010	—
Thereafter	34,801

Total	$120,663

      In addition, for U.S. state tax purposes, the Company has a net operating loss carryforward of $159,399 at an estimated rate of 3.25%.

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2002.

      Provision has not been made for additional taxes on approximately $164,663 undistributed earnings of foreign subsidiaries. The majority of these earnings have been, and will continue to be, permanently reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends.

13. Employee Benefit Plans

Defined Benefit Pension Plans

      The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States. Plan benefits are generally based on employee years of service and final salary. Consistent with predominant business custom in the Federal Republic of Germany, FMC’s pension obligations in Germany are unfunded. In the United States, substantially all domestic employees are covered by NMC’s non-contributory, defined benefit pension plan until the curtailment in February 2002. Each year NMC contributes at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. Plan assets consist primarily of publicly traded common stock, fixed income securities and cash equivalents. In addition, NMC also sponsors a supplemental executive retirement plan to provide certain key executives with benefits in excess of normal pension benefits.

      The following table provides a reconciliation of benefit obligations, plan assets, and funded status of the plans. Benefits paid as shown in the reconciliation of plan assets include only benefit payments from the Company’s funded benefit plans.

	2002	2001	2000

Change in benefit obligation:
Benefit obligation at beginning of year	$155,691	$132,451	$111,753
Translation loss (gain)	6,484	(1,482)	(1,748)
Service cost	5,065	12,792	11,465
Interest cost	10,358	9,397	8,148
Curtailment	(21,660)	—	—
Transfer of plan participants	84	(34)	(6)
Actuarial loss	17,822	5,955	5,940
Benefits paid	(3,006)	(3,388)	(3,103)

Benefit obligation at end of year	$170,838	$155,691	$132,451

Change on plan assets:
Fair value of plan assets at beginning of year	$83,354	$81,948	$86,794
Actual return on plan assets	(8,830)	(4,558)	(2,098)
Employee contributions	6,034	9,012	—
Benefits paid	(2,558)	(3,048)	(2,748)

Fair value of plan assets at end of year	$78,000	$83,354	$81,948

Funded status:	$(92,839)	$(72,338)	$(50,503)
Unrecognized net (loss) gain	33,626	7,628	(12,593)
Unrecognized prior service cost	—	(3)	(4)
Unrecognized transition obligation	85	143	226

Net amount recognized	$(59,128)	$(64,570)	$(62,875)

Amounts recognized in statement of financial position consist of:
Accrued benefit costs	(87,714)	(64,570)	(62,875)
Accumulated other comprehensive income	28,586	—	—

Net amount recognized	(59,128)	(64,570)	(62,875)

Weighted — average assumptions as of December 31:
Discount rate	6.50%	7.20%	7.70%
Expected return of plan assets	8.50%	10.00%	9.70%
Rate of compensation increase	4.30%	4.50%	4.90%
Components of net period benefit cost:
Service cost	$5,065	$12,793	$11,465
Interest cost	10,358	9,398	8,148
Expected return on plan assets	(7,611)	(8,430)	(8,345)
Amortization of transition obligation	77	73	75
Amortization unrealized losses	113	4	—
Curtailment gain	(12,620)	—	—
Net amortization	—	(1,377)	(2,430)

Net periodic benefit costs	$(4,618)	$12,461	$8,913

      During the first quarter of 2002, the Company recorded a gain of $12,620 resulting from the curtailment of the Company’s defined benefit and supplemental executive retirement plans. Under the curtailment amendment, no additional defined benefits for future services will be earned by substantially all employees eligible for the plan. The Company has retained all employee pension obligations as of the curtailment date for the fully-vested and frozen benefits for all employees.

      The Company recognized an additional minimum pension liability of $28,586 for the NMC plan in the U.S. The projected benefit obligation, accumulated benefit obligation, fair value of the plan assets and accrued benefit cost for the NMC pension plan with accumulated benefit obligations in excess of the plan assets were $130,590, $129,264, $78,000 and $22,678, respectively, as of December 31, 2002.

      In addition to the principal pension plans, certain additional separate retirement plans were offered by the Company’s North America and International subsidiaries. For the North America plans, the Company recorded $3,675 to accumulated other comprehensive income to recognize the additional minimum liability for these plans related to the excess of the accumulated benefit obligation over the fair value of the plan assets and accrued benefit cost at December 31, 2002. No additional minimal liability was recognized at December 31, 2001 and 2000. The total accrued pension cost for these plans was $12,612, $6,012, and $7,095 at December 31, 2002, 2001 and 2000, respectively.

Defined Contribution Plans

      NMC and FUSA’s employees are eligible to join 401(k) savings plan once they have achieved a minimum of 90 days of service and if they have more than 900 hours of service before their one year anniversary date. Under the provisions of the 401(k) savings plan, employees are allowed to contribute up to 16% of their salaries. The Company contributes 50% of employee savings up to 6% of saved pay after one year. The Company’s total contributions for the years ended December 31, 2002, 2001 and 2000 was $12,974, $10,647 and $8,876, respectively.

      The Company does not provide any post-retirement benefits to its employees other than those provided under the benefit plans noted above.

14. Mandatorily Redeemable Trust Preferred Securities

      The Company issued Trust Preferred Securities through five Fresenius Medical Care Capital Trusts, statutory business trusts organized under the laws of the State of Delaware. FMC owns all of the common securities of these trusts. The sole asset of the trusts is a senior subordinated note of a wholly-owned subsidiary of FMC and related guarantees by FMC, Fresenius Medical Care Deutschland GmbH (“D-GmbH”) and FMCH; D-GmbH and FMCH being the “Subsidiary Guarantors”. The Trust Preferred Securities are guaranteed by FMC through a series of undertakings by the Company and the Subsidiary Guarantors.

      The Trust Preferred Securities entitle the holders to distributions at a fixed annual rate of the stated amount and are mandatorily redeemable after 10 years. Earlier redemption may also occur upon a change of control followed by a rating decline or defined events of default including a failure to pay interest. Upon liquidation of the trusts, the holders of Trust Preferred Securities are entitled to a distribution equal to the stated amount. The Trust Preferred Securities do not hold voting rights in the trust except under limited circumstances.

      On February 14, 2002, the Company redeemed the entire $360,000 aggregate amount outstanding of its 9% Trust Preferred Securities due 2006. The Company exercised its option to redeem the securities at a price of US$1,045 per $1,000 liquidation amount plus accrued distributions of $18.25 per $1,000 for a total redemption price of $1,063.25 per $1,000. The Company funded the redemption utilizing its 1996 Senior Credit Agreement.

      An extraordinary loss of $11,777 was incurred as a result of the early redemption of debt, consisting of $16,200 of redemption premiums and $3,317 of associated debt issuance costs, net of a $7,740 tax benefit.

      The Trust Preferred Securities outstanding as of December 31 are as follows:

	Year	Stated	Interest	Mandatory
	Issued	Amount	Rate	Redemption Date	2002	2001

Fresenius Medical Care Capital Trust	1996	$360,000	9%	Redeemed Feb. 14, 2002	$0	$360,000
Fresenius Medical Care Capital Trust II	1998	$450,000	7 7/8%	February 1, 2008	450,000	450,000
Fresenius Medical Care Capital Trust III	1998	DM 300,000	7 3/8%	February 1, 2008	160,858	135,180
Fresenius Medical Care Capital Trust IV	2001	$225,000	7 7/8%	June 15, 2011	221,766	221,382
Fresenius Medical Care Capital Trust V	2001	€300,000	7 3/8%	June 15, 2011	312,657	262,206

					$1,145,281	$1,428,768

15. Minority Interests

      At December 31, 2002 and 2001, minority interests were as follows:

	2002	2001

FMCH Preferred Stock:
Preferred Stock, $100 par value
6% Cumulative; 40,000 shares authorized; 36,460 issued and outstanding	$3,646	$3,646
8% Cumulative Class A; 50,000 shares authorized; 16,176 issued and outstanding	1,618	1,618
8% Noncumulative Class B; 40,000 shares authorized; 21,483 issued and outstanding	2,148	2,148
Preferred Stock, $0.10 par value
Noncumulative Class D; 100,000,000 shares authorized; 89,062,316 issued and outstanding	8,906	8,906

Sub-total FMCH minority interest	16,318	16,318
Other minority interest	6,204	3,915

Total minority interest	$22,522	$20,233

      In conjunction with the formation of FMC, each holder of W.R. Grace common stock received one share of a Class D Preferred stock of FMCH for each share of stock previously held. The Class D Preferred stock entitled the holder to receive a one-time special dividend if (but only if) the cumulative adjusted cash flow to ordinary shareholders (defined as net income plus depreciation and amortization) from January 1, 1997 through December 31, 2001 exceeded $3,700,000. The cumulative adjusted cash flow threshold was not met, accordingly no special dividend was be paid. The Class D Preferred stock is redeemable by FMCH at any time at its sole option at a redemption price of $0.10 per share. On February 4, 2003, the Company announced it was exercising its right to redeem all of the outstanding of the Class D Preferred Stock (see Note 25).

16. Shareholders’ Equity

Capital Stock

      As of December 31, 2002, the Company’s capital stock consisted of 26,188,575 Preference shares (53,597,700 shares authorized) without par value with a nominal amount of €2.56 per share totaling $69,540 and of 70,000,000 Ordinary shares without par value with a nominal amount of €2.56 totaling $229,494.

      As of December 31, 2001 and 2000, the Company’s capital stock was divided into 26,176,508 and 23,765,093 Preference shares (53,597,700 and 45,497,700 shares authorized) amounting to $69,512 and $63,644 respectively and 70,000,000 Ordinary shares amounting to $229,494.

      Under the German Stock Corporation Act, the shareholders of a stock corporation may empower the Management Board to issue shares in a specified aggregate nominal value not exceeding 50% of the issued share capital at the time of the passing of the resolution, in the form of Conditional Capital (bedingtes Kapital) or Approved Capital (genehmigtes Kapital). The authorization for the issuance of Approved Capital is limited for a period not exceeding five years from the date the shareholders’ resolution becomes effective.

      The authorized and issued number of Preference shares was impacted during the fiscal years 2002, 2001 and 2000 by the following transactions:

Everest Acquisition

      In January 2001, the Company issued 2,250,000 Preference shares as partial payment for the acquisition of Everest (see Note 5).

FMC 2000 Public Offering

      In July 2000, the Company completed a global offering of 5,750,000 Preference shares for total net proceeds of approximately $213,000.

Franconia Transaction

      On March 2, 2000, the Company issued 8,974,359 non-voting Preference shares in exchange for interests in Franconia Acquisition LLC. For financial reporting purposes, the transaction generated net proceeds of approximately $344,000.

Approved Capital

      By resolution of the annual general meetings on May 30, 2000 and May 23, 2001, respectively, the Management Board, with the approval of the Supervisory Board, was authorized to increase nominal share capital by the maximum amount of:

•	€30,720, corresponding to 12,000,000 Preference shares, by issuing new non-voting Preference shares for cash, new Approved Capital I. As of December 31, 2002, 12,000,000 Preference shares are available for issuance under Approved Capital I.

•	€20,480, corresponding to 8,000,000 Preference shares, by issuing new non-voting Preference shares for cash or against contributions in kind, new Approved Capital II. As of December 31, 2002, 8,000,000 Preference shares are available for issuance under Approved Capital II.

      The authorizations of Approved Capital I and Approved Capital II are effective until May 29, 2005 and May 22, 2006, respectively.

      The management board may exclude statutory preemptive rights in connection with the issuance of Preference shares using Approved Capital II if the shares are issued against a contribution in kind to acquire a company or an interest in a company or if the shares are issued for cash and the issue price is not materially lower than the price of such shares on the stock exchange.

Conditional Capital

      By resolution of the general meeting on May 23, 2001, FMC’s share capital was conditionally increased by up to €10,240, divided into a maximum of 4,000,000 new non-voting Preference shares. This conditional capital increase may be effected only upon exercise of subscription rights granted under the FMC 2001 International Stock Incentive Plan. As of December 31, 2002 4,000,000 Preference are available for issue.

      It was resolved in the Annual General Meetings of the shareholders on June 10, 1998 and June 2, 1999 to increase the share capital of the Company by up to €6,400 by issuing up to 2,500,000 nonvoting bearer preference shares to the beneficiaries of the options to be granted in accordance with the FMC 98 Stock Option Plan. At the Annual General Meeting and Special Meeting of the preference shareholders held on May 23, 2001, this conditional capital was reduced to the amount necessary to cover the stock options issued up to that date. The conditional capital was reduced accordingly to a nominal amount of €3,072.

      A conditional increase in capital in the amount of €12,800 was resolved in the Annual General Meetings of the shareholders on September 24, 1996 and June 2, 1999 by the issue of nonvoting bearer Preference shares. The conditional increase in capital will only be carried out to the extent that holders of convertible bonds exercise their right to convert to the new shares. At the Annual General Meeting and Special Meeting of the preference shareholders held on May 23, 2001, this conditional capital was reduced to the amount necessary to cover the convertible bonds issued up to that date. The conditional capital was reduced accordingly to a nominal amount of €6,144.

Dividends

      Under the German Stock Corporation Act, the amount of dividends available for distribution to shareholders is based upon the unconsolidated retained earnings of Fresenius Medical Care AG as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch).

      If no dividend is declared for two consecutive years after the year for which the Preference shares are entitled to dividends, then the holders of such Preference shares will be entitled to the same voting rights as holders of Ordinary shares until all arrearages are paid. In addition, the payment of dividends by FMC is subject to limitations under the 1996 Senior Credit Agreement (see Note 11).

      Cash dividends of $76,743 for 2001 in the amount of €0.91 per Preference share and €0.85 per Ordinary share were paid on May 23, 2002.

17. Earnings Per Share

      The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations. On May 30, 2000, the Company’s shareholders approved a change to the FMC 98 Plan 2 whereby the impact of the special charge for the 1999 Settlement (see Note 2) was excluded from the Company’s performance criteria relative to the EBIT growth requirements in the plan. Therefore, at December 31, 2000, the performance criteria had been met and the stock options granted are included in the diluted earnings per share computation for 2000. At December 31, 2001, the performance criteria for the 1998 Plan stock options granted in 2000 had not been met. Due to this, the stock options granted are excluded from the diluted earnings per share computations.

	2002	2001	2000

Numerators:
Income before extraordinary loss	$301,567	$63,354	$212,075
less:
Preference on Preference shares	1,485	1,399	1,056

Income available to all class of shares before extraordinary loss	$300,082	$61,955	$211,019

Extraordinary loss on early redemption of trust preferred securities, net of tax benefit of $7,740	$11,777	$—	$—
Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000	70,000,000
Preference shares outstanding	26,185,178	26,035,330	19,002,118

Total weighted average shares outstanding	96,185,178	96,035,330	89,002,118
Potentially dilutive Preference shares	66,120	399,697	302,824

Total weighted average shares outstanding assuming dilution	96,251,298	96,435,027	89,304,942
Total weighted average Preference shares outstanding assuming dilution	26,251,298	26,435,027	19,304,942
Basic income per Ordinary share before extraordinary loss	$3.12	$0.65	$2.37
Plus preference per Preference share	0.06	0.05	0.06

Basic income per Preference Share before extraordinary loss	$3.18	$0.70	$2.43

Extraordinary loss	$0.12	$—	$—
Fully diluted income per Ordinary share before extraordinary loss	$3.12	$0.64	$2.36
Plus preference per Preference share assuming dilution	0.06	0.05	0.06

Fully diluted income per Preference share before extraordinary loss	$3.18	$0.69	$2.42

Extraordinary loss	$0.12	$—	$—

18. Stock Options

      In connection with the formation of FMC in 1996, certain options outstanding under stock option plans of W.R. Grace and FUSA were exchanged, for equivalent options with respect to FMC Ordinary shares (the “FMC Rollover Plan”).

      During the year ended December 31, 2002, 38,085 FMC Rollover Plan options were exercised by employees. In connection therewith, Fresenius AG transferred 12,695 Ordinary shares to employees and remitted $168 to the Company. The $168 has been accounted for as a capital contribution within additional paid in capital. Rollover Plan options for 104,418 Ordinary American Depository Shares were exercisable as of December 31, 2002 at a weighted average exercise price of $9.28.

FMC Plan

      Immediately prior to the formation of the Company, FMC adopted a stock incentive plan (the “FMC Plan”) for FMC’s key management and executive employees. The options have a ten year term and vest after three or five years. During 2002, no options were exercised and as of December 31, 2002, 53,389 options for preference shares are outstanding, available and exercisable with a price range between $55.59 and $78.33 per option. Effective September 2001, no additional awards can be granted under the FMC Plan.

FMC 98 Plan 1 and Plan 2

      During 1998, the Company adopted two stock incentive plans (“FMC 98 Plan 1” and “FMC 98 Plan 2”) for FMC’s key management and executive employees. Under FMC 98 Plan 1, eligible employees have the right to acquire Preference shares of the Company. Options granted under FMC 98 Plan 1 have a ten year term, and one third of them vest on each of the second, third and fourth anniversaries of the award date. The maximum number of Preference shares that may be issued under this plan is 2,443,333 less any shares issued, or subject to issue, under the FMC Plan. Any shares available due to forfeiture of grants under the FMC Plan would be considered available under FMC 98 Plan 1 as long as the total Preference shares issued under both plans does not exceed the 2,443,333 shares noted above.

      Under FMC 98 Plan 2, eligible employees have the right to acquire Preference shares (the “Options”) of the Company. The share price of the Preference share shall be equal to the average of the official daily quotation prices of the Preference shares on the Frankfurt Stock Exchange on the thirty days (30) of trading immediately prior to the date of grant of the Option. One third of an Option vests on each of the second, third and fourth anniversaries of the award date, provided that the Company achieves certain performance criteria for the full fiscal year following the grant date in comparison to its performance for the full fiscal year preceding the grant date. On May 30, 2000, the Company’s shareholders approved a change to the FMC 98 Plan 2 whereby the impact of the special charge for the 1999 Settlement (see Note 2) was excluded from the Company’s performance criteria relative to the earnings before interest and taxes (“EBIT”) growth requirements in the plan. Options granted under FMC 98 Plan 2 have a 10-year term. The maximum number of Preference shares that may be issued under this plan is 2,500,000 shares, of which 500,000 are designated for Management Board members and 2,000,000 are for other managerial staff. Each Option is exercisable into one Preference share.

      The following table shows the number of Preference shares available and the price range (in $ and €) under FMC 98 Plan 1 and FMC 98 Plan 2:

	Options
	(in thousands)	Price range	Price range

FMC 98 Plan 1
Balance at December 31, 1999	1,456	€32.90-56.24	$34.50-58.98

Granted	653	40.70-49.00	42.68-51.39
Exercised	13	32.90-42.44	34.50-44.51
Forfeited	303	32.90-56.24	34.50-58.98

Balance at December 31, 2000	1,793	32.90-56.24	34.50-58.98

Granted	183	48.81-52.30	51.19-54.85
Exercised	132	32.90-56.24	34.50-58.98
Forfeited	154	32.90-56.24	34.50-58.98

Balance at December 31, 2001	1,690	32.90-56.24	34.50-58.98

Exercised	10	32.90-40.70	34.50-42.68
Forfeited	65	32.90-56.24	34.50-58.98

Balance at December 31, 2002	1,615	€32.90-56.24	$34.50-58.98

Exercisable at December 31, 2002	1,323	€32.90-56.24	$34.50-58.98

	Options
	(in thousands)	Price range	Price range

FMC 98 Plan 2
Balance at December 31, 1999	550	€32.41-44.66	$33.99-46.83

Granted	321	47.64	49.96
Exercised	7	44.66	46.83
Forfeited	47	32.41-47.64	33.99-49.96

Balance at December 31, 2000	817	32.41-47.64	33.99-49.96

Granted	—
Exercised	26	32.41-44.66	33.99-46.83
Forfeited	9	32.41-47.64	33.99-49.96

Balance at December 31, 2001	782	32.41-47.64	33.99-49.96

Exercised	2	32.41-44.66	33.99-46.83
Forfeited	301	32.41-47.64	33.99-49.96

Balance at December 31, 2002	479	€32.41-47.64	$33.99-49.96

Exercisable at December 31, 2002	479	€32.41-47.64	$33.99-49.96

      The following table summarizes information about stock options outstanding for both 98 Plans at December 31, 2002:

		Weighted average
	Options	remaining	Weighted average	Options	Weighted average
Range of exercise prices	outstanding	contractual life	exercise price	exercisable	exercise price

$30.00-35.00	613,817	6.50	$34.29	613,817	$34.29
$35.01-40.00	—	—	—	—	—
$40.01-45.00	125,519	6.90	42.87	87,967	42.95
$45.01-50.00	219,471	5.50	46.83	219,471	46.83
$50.01-55.00	593,549	7.70	51.43	338,139	51.41
$55.01-60.00	541,653	5.40	58.98	541,653	58.98

	2,094,009	6.50	$47.37	1,801,047	$46.88

      Proceeds totaling $382 from exercise of 12,067 shares under FMC 98 Plan 1 and FMC 98 Plan 2 in 2002 were recorded as a capital contribution. Effective September 2001, no additional grants or options can be awarded under FMC 98 Plan 1 or FMC 98 Plan 2.

FMC 2001 International Stock Incentive Plan

      On May 23, 2001, by resolution of the annual general meeting, the FMC 98 Plans were replaced by a new plan. The Management Board was empowered to issue convertible bonds with a total value of €10,240 to the members of the Management Board and to other employees of the Company entitling a total subscription of up to 4 million non-voting Preference shares. The convertible bonds have a par value of €2.56 and are interest bearing at a rate of 5.5%. Purchase of the bonds may be funded by a non-recourse loan secured by the bond with respect to which the loan was made. The Company has the right to offset its obligation on a convertible bond against the employee obligation on the related loan; therefore, the convertible bond obligations and employee loan receivables are not reflected in the Company’s consolidated financial statements. The bonds mature in ten years and are generally fully convertible after four years. The bonds may be issued either as convertible bonds which are subject to a stock price target or convertible bonds without a stock price target. In the case of convertible bonds which are subject to a stock price target the conversion right is exercisable only if the market price of the Preference shares increased by 25% or more over the grant-date price subsequent to the day of grant for at least one day prior to exercise. Participants have the right to opt for convertible bonds with or without the stock price target. The number of convertible bonds awarded to those employees who select the bonds without a stock price target will be reduced by 15%. Each convertible bond entitles the holder thereof, upon payment of a conversion price to convert the bond into one Preference share. The conversion price of the convertible bonds which are not subject to the stock price target is determined by the average price of the Preference shares during the last 30 trading days prior to the date of grant. The conversion price of the convertible bonds which depend on achieving the stock price target are 25% higher than the conversion price of the stock options without success hurdle.

      The Managing Board and Supervisory Board are authorized to issue up to 20% of the total number of convertible bonds each year up to May 22, 2006. The plan is valid until the last convertible bond issued under this plan is terminated or converted.

      The following table shows the number of Preference shares available and the average price range (in $ and €) under the FMC 2001 International Stock Incentive Plan.

	Bonds
	(in thousands)	Price range	Price range

FMC International Plan
Balance at December 31, 2000	—
Granted	763	53.27-73.72	55.86-77.31
Forfeited	43	58.88-73.72	61.85-77.31

Balance at December 31, 2001	720	53.27-73.72	55.86-77.31

Granted	793	25.13-43.16	26.35-45.26
Forfeited	23	58.98-73.72	61.98-77.31

Balance at December 31, 2002	1,490	€25.13-73.72	$26.35-77.31

Exercisable at December 31, 2002	—	€—	$—

Fair Value of Stock Options

      The per share weighted-average fair value of stock options granted during 2002, 2001 and 2000 was $11.11, $16.76 and $13.06, respectively, on the date of the grant using the Black-Scholes option-pricing model with the weighted-average assumptions presented below.

	2002	2001	2000

Weighted-average assumptions:
Expected dividend yield	2.20%	1.50%	1.50%
Risk-free interest rate	3.80%	4.90%	5.50%
Expected volatility	40.00%	40.00%	40.00%
Expected life of option	5.3 years	5.3 years	5.3 years

      The Company applies APB Opinion No. 25 in accounting for stock compensation and, accordingly, recognized compensation expense of $1,126, $1,153 and $3,980 for stock options granted in 2002, 2001 and 2000.

19. Operating Leases

      The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2016. Rental expense recorded for operating leases for the years ended December 31, 2002, 2001 and 2000 was $270,082, $237,174, and $192,910, respectively.

      Future minimum rental payments under noncancelable operating leases for the five years succeeding December 31, 2002 are:

2003	$180,131
2004	202,249
2005	137,048
2006	121,702
2007	77,650
Thereafter	128,431

$847,211

20. Legal Proceedings

Commercial Litigation

      The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was Grace’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the obligation of the Company. In particular, W. R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W. R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years Grace deducted approximately $122,100 in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21,200 of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation and that W.R. Grace & Co. is seeking a settlement of the Service’s claims. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify the Company against this and other pre-Merger and Merger related tax liabilities.

      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and the Company by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

      On February 6, 2003, the Company reached a definitive agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the matters pending in the Grace Chapter 11 Proceedings (the “Settlement Agreement”) for the settlement of all fraudulent conveyance claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the Settlement Agreement, fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the

Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement is subject to the approval of the U.S. District Court. The foregoing summary of the material terms of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement. The Settlement Agreement has been filed as an exhibit to the Company’s and Fresenius Medical Care Holdings’ periodic reports to the Securities and Exchange Commission.

      Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air Corporation (“Sealed Air”) to confirm the Company’s entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions to the Company’s payment obligation, this litigation will be dismissed with prejudice.

      Since 1997, the Company, FMCH, NMC, and certain NMC subsidiaries have been engaged in litigation with various insurance companies concerning allegations of inappropriate billing practices for nutritional therapy and diagnostic and clinical laboratory tests and misrepresentations. These claims against the Company seek unspecified damages and costs. The Company, FMCH, NMC and its subsidiaries believe that there are substantial defenses to the claims asserted, and intend to vigorously defend all lawsuits. The Company has filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments. Other private payors have contacted the Company and may assert that NMC received excess payments and, similarly, may join the lawsuits or file their own lawsuit seeking reimbursement and other damages. Although the ultimate outcome on the Company of these proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on the Company’s business, financial condition and results of operations.

Other Litigation and Potential Exposures

      From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

      The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which the Company conduct its business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and expects continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

      The Company operates large number facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and False Claims Act, among other laws.

      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and the Company expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, the Company cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon the Company and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company’s reputation and business.

      The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company’s business, financial condition, and results of operations.

Accrued Special Charge for Legal Matters

      At December 31, 2001, the Company recorded a pre-tax special charge of $258,000 to reflect anticipated expenses associated with the continued defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement will be charged against this accrual. While the Company believes that its remaining accruals reasonably estimate the Company’s currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that the actual costs incurred by the Company will not exceed the amount of these accruals.

21. Financial Instruments

Market Risk

      The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions with investment grade financial institutions as authorized by the Company’s Management Board. The Company does not use financial instruments for trading purposes.

      The Company conducts its financial instrument activity under the control of a single centralized department. The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Foreign Exchange Risk Management

      The Company conducts business on a global basis in several international currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of the Company’s international operations are maintained, affect its results of operations and financial position as reported in its consolidated financial statements. The Company employs, to a limited extent, forward contracts to hedge its currency exposure. The Company’s policy, which has been consistently followed, is that forward currency contracts and options be used only for the purpose of hedging foreign currency exposure.

      The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lending and borrowings, including intercompany borrowings. The Company sells significant amounts of products from its manufacturing facilities in Germany to its other international operations.

In general, the German sales are denominated in euro. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted.

      Changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted product purchases are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. After tax gains of $3,700 ($5,766 pretax) for the year ended December 31, 2002 are deferred in accumulated other comprehensive income and will be reclassified into earnings during 2003 and 2004. During 2002, the Company reclassified after tax gains of $903 ($1,292 pretax) from accumulated other comprehensive income into the statement of operations. As of December 31, 2002, the Company had purchased derivative financial instruments with a maximum maturity of 17 months to hedge its exposure to the variability in future cash flows associated with forecasted product purchases.

      Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges for forecasted intercompany financing transactions are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of selling, general and administrative costs in the same period in which the hedged transactions affect earnings. After tax gains of $38,936 ($63,971 pretax) for the year ended December 31, 2002 were deferred in accumulated other comprehensive income. The Company also entered into foreign currency forward contracts with a fair value of $6,119 as of December 31, 2002 to hedge its currency exposure from intercompany loans. No hedge accounting is applied to these forward contracts. As of December 31, 2002, the Company had purchased foreign exchange forward contracts with a maximum maturity of 12 months. As of December 31, 2002, the notional volume of foreign currency forwards hedging intercompany loans totaled $873,885. There is no material impact on earnings due to hedge ineffectiveness.

      The Company’s foreign exchange contracts contain credit risk in that its bank counterparties may be unable to meet the terms of the agreements. The potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties.

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

      The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in U.S. dollars into fixed interest rate payments. After taxes losses of $59,429 ($99,103 pretax) for the year ended December 31, 2002, were deferred in accumulated other comprehensive loss. Interest payable and interest receivable under the swap terms are accrued and recorded as an adjustment to interest expense at each reporting date. There is no material impact on earnings due to hedge ineffectiveness.

      As of December 31, 2002, the notional volume of U.S. dollar interest rate hedge contracts totaled $1,050,000. Those swap agreements, which expire at various dates between 2004 and 2009, effectively fix the Company’s variable interest rate exposure on the majority of the U.S. dollar-denominated revolving loans and outstanding obligations under the accounts receivable securitization program at an average interest rate of 5.51%. Under the 1996 Senior Credit Agreement, the Company agreed to maintain at least $500,000 of interest rate protection on at least $500,000 of debt.

      The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in Yen into fixed interest rate payments. After taxes losses of $389 ($671 pretax) for year ended December 31, 2002, were deferred in accumulated other comprehensive income. There is no material impact on earnings due to hedge ineffectiveness.

      As of December 31, 2002, the notional volume of Yen-denominated interest rate hedge contracts entered into in connection with a Yen-denominated floating rate borrowings by the Company’s Japanese subsidiaries totaled $18,118. The bank borrowings and the notional amounts of the hedge agreements always coincide until the final maturities when the bank debts are completely repaid and the hedge contracts expire.

      FMC is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The current credit exposure of derivatives is represented by the fair value of contracts with a positive fair value at the reporting date.

Fair Value of Financial Instruments

      The following table presents the carrying amounts and fair values of the Company’s financial instruments at December 31, 2002 and 2001. FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	2002		2001

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	($ in thousands)
Nonderivatives
Assets
Cash and cash equivalents	$64,793	$64,793	$61,572	$61,572
Receivables	914,302	914,302	884,727	884,727
Liabilities
Accounts payable	284,941	284,941	278,741	278,741
Income taxes payable	178,690	178,690	176,249	176,249
Long term debt, excluding Euro-notes	976,846	976,846	787,481	787,481
Trust Preferred Securities	1,145,281	1,110,303	1,428,768	1,433,274
Notes	134,758	138,328	113,247	114,144
Derivatives
Foreign exchange contracts	94,879	94,879	(15,498)	(15,498)
Dollar interest rate hedges	(99,183)	(99,183)	(66,603)	(66,603)
Yen interest rate hedges	(691)	(691)	(632)	(632)

      The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions, except for derivatives, which are included in other assets or liabilities.

Estimation of Fair Values

      The significant methods and assumptions used in estimating the fair values of financial instruments are as follows:

      Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents, receivables, accounts payable and income taxes payable.

      The Company’s long-term bank debt represents borrowings primarily from a syndicated bank credit facility. The long-term bank debt is valued at its carrying amount because the actual drawings under the facility carry interest on a variable basis which reflects actual money market conditions, plus specific margins which represent Company-related performance ratios as well as the entire set of terms and conditions including covenants as determined in the 1996 Senior Credit Agreement.

      The fair value of the Trust Preferred Securities is based upon market quotes.

      The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer quotes are available for all of the Company’s derivatives.

22. Other Comprehensive Income

      The changes in the components of other comprehensive income for the years ended December 31, 2002, 2001 and 2000 are as follows:

	Year ended December 31,

	2002			2001			2000

		Tax			Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net	Pretax	Effect	Net

Other comprehensive income relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	51,018	(19,736)	31,282	(82,915)	32,980	(49,935)	—	—	—
Reclassification adjustments	2,995	(776)	2,219	(1,134)	386	(748)	—	—	—

Total other comprehensive income relating to cash flow hedges:	54,013	(20,512)	33,501	(84,049)	33,366	(50,683)	—	—	—

Foreign-currency translation adjustment	(38,432)	—	(38,432)	(115,422)	—	(115,422)	(57,560)	—	(57,560)

Minimum pension liability	(32,262)	12,905	(19,357)	—	—	—	—	—	—

Other comprehensive income (loss)	$(16,681)	$(7,607)	$(24,288)	$(199,471)	$33,366	$(166,105)	$(57,560)	$—	$(57,560)

23. Business Segment Information

      The Company has identified three segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing kidney dialysis and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and renal diagnostic services. The Company has aggregated the International and Asia Pacific operating segments as “International”. The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

      Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is earnings before interest and taxes (EBIT). In addition to EBIT, management believes that earnings before interest, taxes, depreciation and amortization (EBITDA) is helpful for investors as a measurement of the segment’s and the Company’s ability to generate cash and to service its financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in the Company’s 1996 Senior Credit Agreement and indentures relating to the Trust Preferred Securities. EBIT and EBITDA as recorded in the segment table are adjusted for the 2001 special charge.

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

      Information pertaining to the Company’s business segments is set forth below. Reconciliations to consolidated totals exclude special charges (see Note 3):

	North
	America	International	Corporate	Total

2002
Net revenue external customers	$3,747,529	$1,336,568	$—	$5,084,097
Inter — segment revenue	1,966	27,222	(29,188)	—

Total net revenue	3,749,495	1,363,790	(29,188)	5,084,097

EBITDA	630,377	291,587	(16,442)	905,522
Depreciation and amortization	(139,309)	(69,436)	(1,810)	(210,555)

EBIT	491,068	222,151	(18,252)	694,967

Segment assets	5,019,281	1,735,945	24,723	6,779,949
Capital expenditures and acquisitions(1)	167,651	151,322	22	318,995
2001
Net revenue external customers	$3,602,468	$1,256,850	$—	$4,859,318
Inter — segment revenue	1,702	24,344	(26,046)	—

Total net revenue	3,604,170	1,281,194	(26,046)	4,859,318

EBITDA (adjusted)	692,906	292,147	(24,174)	960,879
Depreciation and amortization	(246,791)	(75,847)	(865)	(323,503)

EBIT (adjusted)	446,115	216,300	(25,039)	637,376

Segment assets	5,017,131	1,445,956	52,923	6,516,010
Capital expenditures and acquisitions(2)	316,358	174,851	727	491,936
2000
Net revenue external customers	$3,081,825	$1,119,513	$—	$4,201,338
Inter — segment revenue	2,226	36,677	(38,903)	—

Total net revenue	3,084,051	1,156,190	(38,903)	4,201,338

EBITDA	652,212	263,281	(1,825)	913,668
Depreciation and amortization	(222,769)	(68,460)	(1,626)	(292,855)

EBIT	429,443	194,821	(3,451)	620,813

Segment assets	4,571,069	1,375,526	32,358	5,978,953
Capital expenditures and acquisitions(3)	228,177	274,290	100	502,567

(1)	International acquisitions exclude $8,041 of non-cash acquisitions for 2002

(2)	North America and International acquisitions exclude $233,895 and $10,473, respectively, of non-cash acquisitions for 2001

(3)	International acquisitions exclude $13,614 of non-cash acquisitions for 2000

	2002	2001	2000

Reconciliation of measures to consolidated totals.
Total EBITDA (adjusted) of reporting segments	$921,964	$985,053	$915,492
Total depreciation and amortization	(210,555)	(323,503)	(292,855)
Special charge for legal matters	—	(258,159)	—
Corporate expenses	(16,442)	(24,174)	(1,825)
Interest expense	(225,053)	(237,234)	(195,569)
Interest expense on obligation related to 1999 Settlement	—	—	(29,947)
Interest income	18,053	14,305	9,411

Total income before income taxes, minority interest, and extraordinary loss	$487,967	$156,288	$404,708

Total EBIT (adjusted) of reporting segments	713,219	662,415	624,264
Special charge for legal matters	—	(258,159)	—
Corporate expenses	(18,252)	(25,039)	(3,451)
Interest expense	(225,053)	(237,234)	(195,569)
Interest expense on obligation related to 1999 Settlement	—	—	(29,947)
Interest income	18,053	14,305	9,411

Total income before income taxes, minority interest, and extraordinary loss	$487,967	$156,288	$404,708

Depreciation and amortization
Total depreciation and amortization of reporting segments	(208,745)	(322,638)	(291,229)
Corporate depreciation and amortization	(1,810)	(865)	(1,626)

Total depreciation and amortization	$(210,555)	$(323,503)	$(292,855)

      For the geographic presentation, revenues are attributed to specific countries based on the end user’s location for products and the country in which the service is provided. Information with respect to the Company’s geographic operations is set forth in the table below:

		United States	Rest of
	Germany	and Canada	the World	Total

2002
Net revenue external customers	$198,644	$3,747,529	$1,137,924	$5,084,097
Long-lived assets	125,615	4,038,613	673,333	4,837,561
2001
Net revenue external customers	$196,022	$3,602,468	$1,060,828	$4,859,318
Long-lived assets	111,935	4,042,406	547,348	4,701,689
2000
Net revenue external customers	$193,857	$3,081,824	$925,657	$4,201,338
Long-lived assets	92,969	3,748,355	529,012	4,370,336

24. Supplementary Cash Flow Information

      The following additional information is provided with respect to the consolidated statements of cash flows:

	2002	2001	2000

Supplementary cash flow information
Cash paid for interest	$208,271	$219,681	$222,826

Cash paid for income taxes, net	$126,429	$62,747	$44,715

Supplemental disclosures of cash flow information
Details for acquisitions:
Assets acquired	$105,514	$540,241	$346,378
Liabilities assumed	15,881	75,024	52,843
Debt assumed in connection with acquisition	8,041	144,889	13,613
Preference shares issued in connection with acquisition	—	99,479	—

Cash paid	81,592	220,849	279,922
Less cash acquired	1,757	4,138	5,392

Net cash paid for acquisitions	$79,835	$216,711	$274,530

25. Subsequent Events

2003 Senior Credit Agreement

      On February 21, 2003, the Company entered into an amended and restated bank agreement (hereafter “2003 Senior Credit Agreement”) with Bank of America N.A., Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the “Lenders”), pursuant to which the Lenders have made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $1,500,000 through three credit facilities:

•	a revolving credit facility of up to $500,000 (of which up to $250,000 is available for letters of credit, up to $300,000 is available for borrowings in certain non-U.S. currencies, up to $75,000 is available as swing lines in U.S. dollars, up to $250,000 is available as a competitive loan facility and up to $50,000 is available as swing lines in certain non-U.S. currencies, the total of which cannot exceed $500,000) which will be due and payable on October 31, 2007.

•	a term loan facility (“Loan A”) of $500,000, also scheduled to expire on October 31, 2007. The terms of the 2003 Senior Credit Agreement require payments that permanently reduce the term loan facility. The repayment begins in the third quarter of 2004 and amounts to $25,000 per quarter. The remaining amount outstanding is due on October 31, 2007.

•	a term loan facility (“Loan B”) of $500,000 scheduled to expire in February 2010 with a repayment provision that if the Trust Preferred Securities (see Note 14) due February 1, 2008 are not repaid, refinanced or have their maturity extended, repayment will be on October 31, 2007. The terms of the 2003 Senior Credit Agreement require repayments of 0.25% per quarter beginning with the second quarter of 2003.

      Loans under the 2003 Senior Credit Agreement bear interest at a rate determined in accordance with the agreement. For the revolving credit facility and Loan A, interest will be at a rate equal to LIBOR plus an applicable margin, or base rate, defined as the higher of the Bank of America prime rate or the Federal Funds rate plus 0.5% plus the applicable margin. The applicable margin is variable and depends on the ratio of EBITDA and funded debt as defined in the credit agreement. The initial interest rate for Loan B is LIBOR plus 2.5%. Fees are also payable at a percentage (initially 0.50%) per annum on the portion of the 2003 Senior Credit Agreement not used.

      In addition to scheduled principal payments, the 2003 Senior Credit Agreement will be reduced by portions of the net cash proceeds from certain sales of assets, securitization transactions and the issuance of subordinated debt and equity securities.

      The 2003 Senior Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions substantially similar to the previous 1996 Senior Credit Agreement. Some of the limitations imposed by the covenants are the indebtedness of the Company, investments by the Company, and require the Company to maintain certain ratios defined in the agreement. Additionally, the Senior Credit Agreement provides for a dividend restriction which amounts to $130,000 in 2003.

Class D Preferred Stock

      On February 4, 2003, the Company announced it was exercising its right to redeem all of the outstanding shares of the Class D Preferred Stock (“Class D Shares”) of FMCH. The Class D Shares were issued to the common shareholders of W.R. Grace & Co. in connection with the 1996 combination of the worldwide dialysis business of Fresenius AG with the dialysis business of W.R. Grace to form the Company.

      Class D Shares that have been properly transferred to, and received by, the redemption agent will be redeemed commencing on March 28, 2003 at a redemption price of $0.10 per share. FMCH intends to redeem the 89 million outstanding Class D Shares at a total cash outflow of approximately $8,900. This transaction will have no earnings impact for the Company.

26. Supplemental Condensed Combining Information

      FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of FMC, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC and by Fresenius Medical Care Deutschland GmbH (“D-GmbH”), a wholly-owned subsidiary of FMC, and by FMCH, a substantially wholly-owned subsidiary of FMC (D-GmbH and FMCH being “Guarantor Subsidiaries”). The following combining financial information for the Company is as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, segregated between FMC, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, FMC and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received. Separate financial statements and other disclosures concerning D-GmbH are not presented herein because management believes that they are not material to investors. FMCH is currently subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith files consolidated financial statements with the United States Securities and Exchange Commission.

      Additionally dividends from FMCH, a wholly-owned subsidiary, were limited until February 21, 2003, as a result of a restriction on dividends from its subsidiary, National Medical Care, Inc., and its subsidiaries. As a result of this restriction, parent company only financial information is presented under the column FMC AG. Under the amended and revised Senior Credit Agreement, intercompany dividends are no longer limited.

	For the year ended December 31, 2002

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$686,214	$—	$5,113,396	$(715,513)	$5,084,097
Cost of revenue	—	414,559	—	3,723,926	(710,408)	3,428,077

Gross profit	—	271,655	—	1,389,470	(5,105)	1,656,020

Operating expenses:
Selling, general and administrative	(23,892)	103,295	—	794,209	40,008	913,620
Research and development	198	34,745	—	12,490	—	47,433

Operating income	23,694	133,615	—	582,771	(45,113)	694,967

Other (income) expense:
Interest, net	19,265	6,881	69,412	147,546	(36,104)	207,000
Other, net	(316,026)	76,887	(202,966)	—	442,105	—

Income before income taxes, minority interest and extraordinary loss	320,455	49,847	133,554	435,225	(451,114)	487,967
Income tax expense	28,608	48,378	(27,765)	175,829	(42,236)	182,814

Income before minority interest and extraordinary loss	291,847	1,469	161,319	259,396	(408,878)	305,153
Minority interest	—	—	—	—	3,586	3,586

Income before extraordinary loss	291,847	1,469	161,319	259,396	(412,464)	301,567

Extraordinary loss on early redemption of trust preferred securities, net of tax benefit of $7,740	2,057	—	—	9,720	—	11,777

Net income	$289,790	$1,469	$161,319	$249,676	$(412,464)	$289,790

	For the year ended December 31, 2001

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$620,730	$—	$4,865,630	$(627,042)	$4,859,318
Cost of revenue	—	367,771	—	3,471,425	(618,998)	3,220,198

Gross profit	—	252,959	—	1,394,205	(8,044)	1,639,120

Operating expenses:
Selling, general and administrative	5,012	97,530	—	855,786	7,716	966,044
Research and development	344	26,868	—	8,488	—	35,700
Special charge for Legal Matters	—	—	—	258,159	—	258,159

Operating (loss) income	(5,356)	128,561	—	271,772	(15,760)	379,217

Other (income) expense:
Interest, net	14,028	4,047	58,584	175,652	(29,382)	222,929
Other, net	(128,411)	72,969	44,106	—	11,336	—

Income before income taxes and minority interest	109,027	51,545	(102,690)	96,120	2,286	156,288
Income tax expense	45,673	47,647	(23,434)	71,275	(49,959)	91,202

Income (loss) before minority interest	63,354	3,898	(79,256)	24,845	52,245	65,086
Minority interest	—	—	—	—	1,732	1,732

Net income (loss)	$63,354	$3,898	$(79,256)	$24,845	$50,513	$63,354

	For the year ended December 31, 2000

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$552,747	$—	$4,141,565	$(492,974)	$4,201,338
Cost of revenue	—	320,287	—	2,891,592	(477,286)	2,734,593

Gross profit	—	232,460	—	1,249,973	(15,688)	1,466,745

Operating expenses:
Selling, general and administrative	15,519	88,923	—	714,751	(5,196)	813,997
Research and development	—	25,902	—	6,033	—	31,935

Operating (loss) income	(15,519)	117,635	—	529,189	(10,492)	620,813

Other (income) expense:
Interest, net	(2,501)	5,917	58,681	155,118	(1,110)	216,105
Other, net	(286,260)	60,173	(140,459)	38,118	328,428	—

Income before income taxes and minority interest	273,242	51,545	81,778	335,953	(337,810)	404,708
Income tax expense (benefit)	61,167	46,019	(23,472)	155,909	(49,851)	189,772

Income before minority interest	212,075	5,526	105,250	180,044	(287,959)	214,936
Minority interest	—	—	—	—	2,861	2,861

Net income	$212,075	$5,526	$105,250	$180,044	$(290,820)	$212,075

	At December 31, 2002

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$488	$151	$—	$64,154	$—	$64,793
Trade accounts receivable, less allowance for doubtful accounts	—	101,294	—	813,008	—	914,302
Accounts receivable from related parties	616,292	269,637	207,337	1,254,944	(2,306,878)	41,332
Inventories	—	93,935	—	315,906	(37,619)	372,222
Prepaid expenses and other current assets	3,043	17,220	—	217,485	1,424	239,172
Deferred taxes	—	—	—	172,401	17,478	189,879

Total current assets	619,823	482,237	207,337	2,837,898	(2,325,595)	1,821,700
Property, plant and equipment, net	84	78,320	—	864,980	(25,516)	917,868
Intangible assets, net, excluding goodwill	759	5,535	—	544,027	—	550,321
Goodwill, net	—	2,869	—	3,189,782	—	3,192,651
Deferred taxes	—	—	—	22,778	12,963	35,741
Other assets	3,284,550	20,252	2,712,725	1,101,666	(6,857,525)	261,668

Total assets	$3,905,216	$589,213	$2,920,062	$8,561,131	$(9,195,673)	$6,779,949

Current liabilities:
Accounts payable	$434	$21,505	$—	$164,010	$—	$185,949
Accounts payable to related parties	384,456	303,039	761,733	1,135,046	(2,485,282)	98,992
Accrued expenses and other current liabilities	32,229	58,606	—	374,910	3,483	469,228
Accrual for special charge for Legal Matters	—	—	—	191,130	—	191,130
Short-term borrowings	13	—	—	124,951	—	124,964
Short-term borrowings from related parties	—	—	—	6,000	—	6,000
Current portion of long-term debt and capital lease obligations	—	1,771	—	20,623	—	22,394
Income tax payable	95,715	—	—	82,975	—	178,690
Deferred taxes	16,403	5,184	—	6,676	(10,236)	18,027

Total current liabilities	529,250	390,105	761,733	2,106,321	(2,492,035)	1,295,374
Long term debt and capital lease obligations, less current portion	249,416	1,985	435,529	897,620	(495,340)	1,089,210
Long term borrowings from related parties		315,979	—	—	(315,979)	—
Other liabilities	—	4,333	—	141,723	4,629	150,685
Pension liabilities	567	36,299	—	63,460	—	100,326
Deferred taxes	2,825	2,585	—	150,714	13,248	169,372
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company guaranteed debentures of subsidiary	—	—	—	1,145,281	—	1,145,281
Minority interest	—	—	16,318	—	6,204	22,522

Total liabilities	1,098,037	435,307	1,213,580	4,505,119	(3,279,273)	3,972,770
Shareholders’ equity:	2,807,179	153,906	1,706,482	4,056,012	(5,916,400)	2,807,179

Total liabilities and shareholders’ equity	$3,905,216	$589,213	$2,920,062	$8,561,131	$(9,195,673)	$6,779,949

	At December 31, 2001

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$16	$33	$—	$61,523	$—	$61,572
Trade accounts receivable, less allowance for doubtful accounts	—	75,863	—	808,864	—	884,727
Accounts receivable from related parties	363,304	205,155	70,344	574,062	(1,175,773)	37,092
Inventories	—	75,598	—	303,610	(32,819)	346,389
Prepaid expenses and other current assets	11,366	19,355	—	189,990	1,424	222,135
Deferred taxes	—	—	—	198,698	28,516	227,214

Total current assets	374,686	376,004	70,344	2,136,747	(1,178,652)	1,779,129
Property, plant and equipment, net	123	59,585	—	801,145	(22,270)	838,583
Intangible assets, including goodwill, net	966	6,863	—	3,674,194	—	3,682,023
Deferred taxes	—	—	—	22,823	12,369	35,192
Other assets	3,034,888	12,120	2,704,775	1,358,693	(6,929,393)	181,083

Total assets	$3,410,663	$454,572	$2,775,119	$7,993,602	$(8,117,946)	$6,516,010

Current liabilities:
Accounts payable	$78	$17,180	$—	$181,029	$—	$198,287
Accounts payable to related parties	176,152	218,348	332,754	639,969	(1,286,769)	80,454
Accrued expenses and other current liabilities	9,051	46,932	—	352,162	902	409,047
Accrual for special charge for Legal Matters	—	—	—	221,812	—	221,812
Short-term borrowings	618	—	—	92,793	—	93,411
Short-term borrowings from related parties	—	—	17,504	15,005	(17,504)	15,005
Current portion of long-term debt and capital lease obligations	—	1,669	—	163,290	—	164,959
Income tax payable	76,469	—	—	99,780	—	176,249
Deferred taxes	13,629	3,276	—	(4,043)	5,137	17,999

Total current liabilities	275,997	287,405	350,258	1,761,797	(1,298,234)	1,377,223
Long term debt and capital lease obligations, less current portion	249,184	3,101	827,099	759,202	(1,102,817)	735,769
Long term borrowings from related parties	265,766	—	—	(226)	(265,540)	—
Other liabilities	—	3,342	—	115,447	5,056	123,845
Pension liabilities	376	26,541	—	43,665	—	70,582
Deferred taxes	2,596	3,724	—	136,526	—	142,846
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	1,428,768	—	1,428,768
Minority interest	—	—	16,318	—	3,915	20,233

Total liabilities	793,919	324,113	1,193,675	4,245,179	(2,657,620)	3,899,266
Shareholders’ equity:	2,616,744	130,459	1,581,444	3,748,423	(5,460,326)	2,616,744

Total liabilities and shareholders’ equity	$3,410,663	$454,572	$2,775,119	$7,993,602	$(8,117,946)	$6,516,010

	For the year ended December 31, 2002

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income	$289,790	$1,469	$161,319	$249,676	$(412,464)	$289,790
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(242,307)	—	(202,966)	—	445,273	—
Depreciation and amortization	1,810	20,170	—	195,153	(6,578)	210,555
Loss on early redemption of trust preferred securities, net of tax	2,057	—	—	9,720	—	11,777
Change in deferred taxes, net	(70)	(505)	—	52,187	6,837	58,449
Loss (gain) on sale of fixed assets	—	693	—	(3)	—	690
(Gain) loss on investments, net	(74,224)	189	—	—	74,035	—
Write-off of loans from related parties	36,531	—	—	—	(36,531)	—
Compensation expense related to stock options	1,126	—	—	—	—	1,126
Changes in assets and liabilities, net of amounts from businesses acquired or disposed of:
Trade accounts receivable, net	—	(11,684)	—	(1,440)	—	(13,124)
Inventories	—	(3,586)	—	(4,752)	1,819	(6,519)
Prepaid expenses and other current and non-current assets	(1,621)	(1,211)	1,491	18,988	23	17,670
Accounts receivable from/payable to related parties	79,893	14,916	68,441	(7,832)	(152,190)	3,228
Accounts payable, accrued expenses and other current and non-current liabilities	24,086	7,349	—	(51,589)	2,178	(17,976)
Income taxes payable	5,680	—	(27,765)	16,337	—	(5,748)

Net cash provided by operating activities	122,751	27,799	520	476,446	(77,598)	549,918

Investing Activities:
Purchases of property, plant and equipment	(22)	(26,999)	—	(221,900)	9,761	(239,160)
Proceeds from sale of property, plant and equipment	—	985	—	36,798	—	37,783
Disbursement of loans to related parties	36,220	—	—	—	(36,220)	—
Acquisitions and investments, net of cash acquired	(78,336)	—	—	(77,564)	76,065	(79,835)

Net cash used in investing activities	(42,138)	(26,014)	—	(262,666)	49,606	(281,212)

Financing activities:
Short-term borrowings, net	(652)	—	—	12,031	—	11,379
Long-term debt and capital lease obligations, net	(1,338)	(1,686)	—	137,336	36,220	170,532
Redemption of trust preferred securities	—	—	—	(376,200)	—	(376,200)
Increase of accounts receivable securitization program	—	—	—	3,249	—	3,249
Proceeds from exercise of stock options	550	—	—	—	—	550
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	76,085	(76,085)	—
Dividends paid	(76,743)	—	—	(62,639)	62,639	(76,743)
Change in minority interest	—	—	(520)	(971)	3,586	2,095

Net cash used in financing activities	(78,183)	(1,686)	(520)	(211,109)	26,360	(265,138)

Effect of exchange rate changes on cash and cash equivalents	(1,958)	19	—	(40)	1,632	(347)

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	472	118	—	2,631	—	3,221
Cash and cash equivalents at beginning of period	16	33	—	61,523	—	61,572

Cash and cash equivalents at end of period	$488	$151	$—	$64,154	$—	$64,793

	For the year ended December 31, 2001

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$63,354	$3,898	$(79,256)	$24,845	$50,513	$63,354
Adjustments to reconcile net income (loss) to cash flows provided by (used in) operating activities:
Equity affiliate income	8,849	—	44,106	—	(52,955)	—
Depreciation and amortization	864	19,193	—	308,285	(4,839)	323,503
Change in deferred taxes, net	15,815	969	—	(60,018)	(3,167)	(46,401)
(Gain) loss on sale of fixed assets	—	(484)	—	1,494	—	1,010
Gain on sale of investments	(6,685)	—	—	—	6,685	—
Compensation expense related to stock options	1,153	—	—	—	—	1,153
Changes in assets and liabilities, net of amounts from businesses acquired or disposed of:
Trade accounts receivable, net	—	(7,049)	—	(110,044)	—	(117,093)
Inventories	—	(11,388)	—	(19,565)	752	(30,201)
Prepaid expenses, other current and non-current assets	(11,723)	(827)	1,491	(25,857)	8,454	(28,462)
Accounts receivable from/payable to related parties	(114,829)	26,219	57,613	58,725	(18,874)	8,854
Accounts payable, accrued expenses and other current and non-current liabilities	(4,803)	899	—	187,140	756	183,992
Income taxes payable	(6,294)	—	(23,434)	94,267	—	64,539

Net cash (used in) provided by operating activities	(54,299)	31,430	520	459,272	(12,675)	424,248

Investing Activities:
Purchases of property, plant and equipment	(727)	(33,628)	—	(252,755)	11,885	(275,225)
Proceeds from sale of property, plant and equipment	23	1,180	—	22,992	—	24,195
Disbursement of loans to related parties	(460,652)	—	—	—	460,652	—
Acquisitions and investments, net of cash acquired	(50,297)	(417)	—	(205,242)	39,245	(216,711)

Net cash used in investing activities	(511,653)	(32,865)	—	(435,005)	511,782	(467,741)

Financing Activities:
Short-term borrowings, net	(518)	(448)	—	(224,536)	—	(225,502)
Payments on obligation related to 1999 Settlement	—	—	—	(85,920)	—	(85,920)
Long-term debt and capital lease obligations, net	625,877	2,539	—	(219,735)	(460,652)	(51,971)
Proceeds from issuance of trust preferred securities	—	—	—	477,169	(6,571)	470,598
Decrease of accounts receivable securitization program	—	—	—	(3,464)	—	(3,464)
Proceeds from exercise of stock options	6,391	—	—	—	—	6,391
Capital increase of Non-Guarantor-Subsidiaries	—	—	—	38,330	(38,330)	—
Dividends paid	(65,782)	—	—	(4,714)	4,714	(65,782)
Change in minority interest	—	—	(520)	(2,065)	1,732	(853)

Net cash provided by (used in) financing activities	565,968	2,091	(520)	(24,935)	(499,107)	43,497

Effect of exchange rate changes on cash and cash equivalents	(137)	(723)	—	(2,149)	—	(3,009)
Cash and Cash Equivalents:
Net decrease in cash and cash equivalents	(121)	(67)	—	(2,817)	—	(3,005)
Cash and cash equivalents at beginning of period	137	100	—	64,340	—	64,577

Cash and cash equivalents at end of period	$16	$33	$—	$61,523	$—	$61,572

	For the year ended December 31, 2000

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income	$212,075	$5,526	$105,250	$180,044	$(290,820)	$212,075
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Equity affiliate income	(87,521)	—	(140,459)	38,118	189,862	—
Depreciation and amortization	1,625	19,512	—	274,841	(3,124)	292,854
Change in deferred taxes, net	(12,514)	(1,298)	—	93,049	(2,303)	76,934
(Gain) loss on sale of fixed assets	(40)	(1,239)	—	990	—	(289)
Gain on sale of investments	(66,189)	—	—	—	66,189	—
Compensation expense related to stock options	3,980	—	—	—	—	3,980
Changes in assets and liabilities, net of amounts from businesses acquired or disposed of:
Trade accounts receivable, net	—	2,865	—	(177,198)	—	(174,333)
Inventories	—	(10,527)	—	(17,945)	5,465	(23,007)
Prepaid expenses, other current and non-current assets	5,241	(11,377)	1,491	(4,272)	632	(8,285)
Accounts receivable from/payable to related parties	(56,306)	6,884	56,809	(44,492)	18,304	(18,801)
Accounts payable, accrued expenses and other current and non-current liabilities	5,716	14,285	—	(39,895)	(795)	(20,689)
Income taxes payable	52,846	—	(23,472)	21,453	—	50,827

Net cash provided by (used in) operating activities	58,913	24,631	(381)	324,693	(16,590)	391,266

Investing Activities:
Purchases of property, plant and equipment	(100)	(23,992)	—	(213,466)	9,521	(228,037)
Proceeds from sale of property, plant and equipment	49	2,352	—	18,323	—	20,724
Acquisitions and investments, net of cash acquired	(314,421)	(2,619)	—	(268,028)	310,538	(274,530)
Disbursement of loans to related parties, net	(240,139)	—	—	—	240,139	—

Net cash used in investing activities	(554,611)	(24,259)	—	(463,171)	560,198	(481,843)

Financing Activities:
Short-term borrowings, net	(6,577)	441	—	(103,057)	—	(109,193)
Long-term debt and capital lease obligations, net	—	(740)	901	257,858	(224,534)	33,485
Payments on obligation related to 1999 Settlement		—	—	(386,815)	—	(386,815)
Proceeds from issuance of preference shares	556,958	—	—	—	—	556,958
Increase of accounts receivable securitization program	—	—	—	111,402	—	111,402
Proceeds from exercise of stock options	885	—	—	—	—	885
Capital increase of Non-Guarantor-Subsidiaries	—	—	—	312,352	(312,352)	—
Dividends paid	(51,229)	—	—	(6,385)	6,385	(51,229)
Change in minority interest	—	—	(520)	—	659	139

Net cash provided by (used in) financing activities	500,037	(299)	381	185,355	(529,842)	155,632

Effect of exchange rate changes on cash and cash equivalents	(4,357)	(10)	—	(17,105)	(13,766)	(35,238)
Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(18)	63	—	29,772	—	29,817
Cash and cash equivalents at beginning of period	155	37	—	34,568	—	34,760

Cash and cash equivalents at end of period	$137	$100	$—	$64,340	$—	$64,577

Schedule II

Fresenius Medical Care AG

Valuations and Qualifying Accounts

(in thousands)

		(Reduction)
	Balance at	Charge to	Deductions/	Balance
	Beginning	Costs and	Write-offs/	at End
	of Period	Expenses	Recoveries	of Period

Allowance for doubtful accounts:
Year ended December 31, 2002	$138,128	$104,107	$82,472	$159,763
Year ended December 31, 2001	$111,181	$100,083	$73,136	$138,128
Year ended December 31, 2000	$101,262	$69,967	$60,048	$111,181

S-1