Form 20-F
period 2003-12-31
FRESENIUS MEDICAL CARE CORP
filed 2004-03-02
CIK 1019600

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 7 7/8% USD Trust Preferred Securities due 2008, 7 3/8% DM Trust Preferred Securities due 2008, 7 7/8% USD Trust Preferred Securities due 2011, 7 3/8% Euro Trust Preferred Securities due 2011 and related guarantees

(1)	Not for trading, but only in connection with the registration of American Depositary Shares representing such shares.

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

     Preference Shares, no par value 26,213,919

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

      When used in this report, the words “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. Important factors that could contribute to such differences are noted in this report under “Business Overview” in “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 8.A.7. Legal Proceedings.”

      This report contains patient and other statistical data related to end-stage renal disease and treatment modalities, including estimates regarding the size of the patient population and growth in that population. These data have been included in reports published by organizations such as the Center for Medicare and Medicaid Services of the U.S. Department of Health and Human Services, the Japanese Society for Dialysis Therapy and the German registry Quasi-Niere. While we believe these surveys and statistical publications to be reliable, we have not independently verified the data or any assumptions on which the estimates they contain are based.

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

      Not applicable

Item 2.  Other Statistics and Expected Timetable

      Not applicable

Item 3.  Key Information

Selected Financial Data

      The following table summarizes the consolidated financial information for our business for each of the years 1999 through 2003. We derived the selected financial information from our consolidated financial statements. We prepared our financial statements in accordance with accounting principles generally accepted in the United States of America and KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent accountants, audited these financial statements. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this document and the information under “Item 5. Operating and Financial Review and Prospects”.

	2003(A)		2002(A)	2001(B)	2000	1999

	(In millions)
Statement of Operations Data:
Net revenues	$5,528		$5,084	$4,859	$4,201	$3,840
Cost of revenues	3,699		3,428	3,220	2,734	2,463

Gross profit	1,829		1,656	1,639	1,467	1,377
Selling, general and administrative	1,022		914	966	814	785
Research and development	50		47	36	32	32
Special charge	—		—	258	—	601

Operating income (loss)	757		695	379	621	(41)
Interest expense, net	211		226	223	216	218

Income (loss) before income taxes	546		469	156	405	(259)
Net income (loss)	$331		$290	$63	$212	$(249)

Weighted average of:
Preference shares outstanding	26,191,011		26,185,178	26,035,330	19,002,118	9,023,341
Ordinary shares outstanding	70,000,000		70,000,000	70,000,000	70,000,000	70,000,000
Basic income (loss) per Ordinary share	$3.42		$3.00	$0.65	$2.37	$(3.15)
Fully diluted income (loss) per Ordinary share	3.42		3.00	0.64	2.36	(3.15)
Basic income (loss) per Preference share	3.49		3.06	0.70	2.43	(3.15)
Fully diluted income (loss) per Preference share	3.49		3.06	0.69	2.42	(3.15)
Basic and fully diluted net income (loss) per Ordinary ADS	1.14		1.00	0.22	0.79	(1.05)
Basic and fully diluted net income (loss) per Preference ADS	1.16		1.02	0.23	0.81	(1.05)
Dividends declared per Ordinary share (€)(a)	1.02	(b)	0.94	0.85	0.78	0.69
Dividends declared per Preference share (€) (a)	1.08	(b)	1.00	0.91	0.84	0.75
Dividends declared per Ordinary share ($)(a)	—		1.10	0.78	0.72	0.64
Dividends declared per Preference share ($) (a)	—		1.17	0.84	0.78	0.69

	2003(A)	2002(A)	2001(B)	2000	1999

	(In millions)
Balance Sheet Data
Working capital	$794	$526	$402	$191	$(229)
Total assets	7,503	6,780	6,516	5,979	5,752
Total long-term debt (c)	2,354	2,234	2,165	1,611	1,618
Shareholders’ equity (net assets)	3,244	2,807	2,617	2,679	2,002
Capital Stock — Preference shares — Nominal Value	70	70	70	64	28
Capital Stock — Ordinary shares — Nominal Value	229	229	229	229	229

(A)	Includes the effect of an accounting change in 2002 relating to the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002 (see Note 1 of the Notes to our Consolidated Financial Statements).

(B)	Includes the special charge to address 1996 merger related legal matters, estimated liabilities and legal expenses arising in connection with the W.R. Grace Chapter 11 proceedings and the cost of resolving pending litigation and other disputes with certain commercial insurers. You can find a more detailed discussion of this special charge in Note 3 of the Notes to our Consolidated Financial Statements.

(a)	Amounts shown for each year from 1999 to 2002 represent dividends paid with respect to such year. The actual declaration and payment of the dividend was made in the following year, after approval of the dividend at our general meeting.

(b)	Our managing board and our supervisory board have proposed dividends for 2003 of €1.08 per Preference share and €1.02 per Ordinary share. These dividends are subject to approval by our shareholders at our annual general meeting to be held on May 27, 2004.

(c)	Total long-term debt represents long-term debt and capital lease obligations, less current portions and (i) at December 31, 1999 and 2000, the mandatorily redeemable preferred securities of Fresenius Medical Care Capital Trust, Fresenius Medical Care Capital Trust II, and Fresenius Medical Care Capital Trust III, (ii) at December 31, 2001, the mandatorily redeemable preferred securities of Fresenius Medical Care Capital Trust, Fresenius Medical Care Capital Trust II, Fresenius Medical Care Capital Trust III, Fresenius Medical Care Capital Trust IV, and Fresenius Medical Care Capital Trust V, (iii) at December 31, 2002 and 2003 the mandatorily redeemable preferred securities of Fresenius Medical Care Capital Trust II, Fresenius Medical Care Capital Trust III, Fresenius Medical Care Capital Trust IV, and Fresenius Medical Care Capital Trust V. On February 14, 2002, we redeemed the entire $360 million aggregate liquidation amount of the trust preferred securities of Fresenius Medical Care Capital Trust.

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

      Fresenius Medical Care Holdings Inc. (“FMCH”), our North American subsidiary, is party to a corporate integrity agreement with the U.S. government. This agreement requires that Fresenius Medical Care Holdings staff and maintain a comprehensive compliance program, including a written code of conduct, training programs, regulatory compliance policies and procedures, annual audits and periodic reporting to the government. The corporate integrity agreement permits the U.S. government to exclude Fresenius Medical Care Holdings and its subsidiaries from participation in U.S. federal health care programs if there is a material breach of the agreement that Fresenius Medical Care Holdings does not cure within thirty days after Fresenius Medical Care Holdings receives written notice of the breach. We derive approximately 43% of our consolidated revenue from U.S. federal health care benefit programs. Consequently, if Fresenius Medical Care Holdings commits a material breach of the corporate integrity agreement that results in the exclusion of Fresenius Medical Care Holdings or its subsidiaries from continued participation in those programs it would significantly decrease our revenue and have a material adverse effect on our business, financial condition and results of operations.

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

A reduction in U.S. government reimbursement for dialysis care could materially decrease our revenues

      For the twelve months ended December 31, 2003 approximately 43% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. Legislative changes may affect the reimbursement rates for the services we provide, as well as the scope of Medicare and Medicaid coverage. A decrease in Medicare or Medicaid reimbursement rates or covered services could have a material adverse effect on our business, financial condition and results of operations.

A change in reimbursement for or utilization of EPO could materially reduce our revenue and operating profit

      Reimbursement and revenue from the administration of erythropoetin, or EPO, accounted for approximately 23% of dialysis care revenue in our North America segment for the twelve months ended December 31, 2003. EPO is produced by a single source manufacturer, Amgen Inc. Our current contract with Amgen covers the period from January 1, 2004 to January 31, 2006. A reduction in reimbursement for EPO, a significant change in utilization of EPO, a reduction of the current overfill amount in EPO vials, an interruption of supply or our inability to obtain satisfactory purchase terms for EPO after our current contract expires could reduce our revenues from, or increase our costs in connection with the administration of the EPO, which could materially adversely affect our business, financial condition and results of operations.

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

      In addition, the merger was consummated as a tax free organization. Pre-merger tax claims or other tax claims that would arise if events were to violate the tax-free nature of the merger could ultimately be the obligation of our subsidiary, FMCH. In particular, W.R. Grace & Co. has publicly disclosed that its tax returns for the years 1993 through 1996 are under audit by the U.S. Internal Revenue Service, that it has paid tax and interest with respect to certain deductions taken prior to 1993 and that similar deductions were taken in the years under audit. Subject to certain representations made by W.R. Grace & Co.-Conn, FMCH and Fresenius AG, W.R. Grace & Co.-Conn. and other Grace entities also agreed to indemnify us against any such tax liability. W.R. Grace & Co.-Conn. and certain of its subsidiaries have filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (“Grace Chapter 11 Proceedings”). If W.R. Grace & Co.-Conn.’s (and its affiliates in and out of bankruptcy) obligations to indemnify us are terminated or limited as a result of bankruptcy proceedings, and if we are held liable for pre-merger obligations of W. R. Grace & Co.-Conn. or if the merger is determined to be a taxable transaction, our business, financial condition and results of operations could be adversely affected.

      In 2002, claims were brought against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn. (“asbestos creditors”), principally alleging that the merger was a fraudulent conveyance, violated the uniform fraudulent transfer act, and constituted a conspiracy. We are also engaged in litigation with Sealed Air Corporation (with which W. R. Grace & Co.-Conn. conducted a multistep transaction subsequent to the merger) over our entitlement to indemnification from Sealed Air for losses and expenses we incur relating to pre-merger tax liabilities of W.R. Grace & Co. and merger-related claims.

      In 2003, the Company reached an agreement with the asbestos creditors’ committees and W.R. Grace & Co. in the Grace Chapter 11 Proceedings to settle these fraudulent conveyance and tax claims. The settlement agreement has been approved by the U.S. District Court. The proposed settlement is subject to confirmation of a final plan of reorganization of W.R. Grace & Co. that meets the requirements of the settlement agreement or is otherwise satisfactory to us. If the proposed settlement with the asbestos creditors’ committees and W.R. Grace & Co. is not confirmed in such a final plan of reorganization, the claims could be reinstated. If the claims are reinstated and the merger is determined to be a fraudulent transfer and if material damages are proved by the plaintiffs and we are not able to collect, in whole or in part, on the indemnity from any of our indemnitors, a judgment could have a material adverse effect on our business, financial condition and results of operations. We recorded a pre-tax accrual of $172 million at December 31, 2001 to reflect our estimated exposure for liabilities and expenses related to the Grace Chapter 11 Proceedings. See Note 3 to our consolidated financial statements. For additional information concerning the Grace Chapter 11 Proceedings and the settlement agreement see “Item 8.A.7 — Legal Proceedings.”

As health maintenance organizations and other managed care plans grow, amounts paid for our services and products by non-governmental payors could decrease

      We obtain a significant portion of our revenues from reimbursement provided by non-governmental third-party payors. Although non-governmental payors generally pay at higher reimbursement rates than governmental payors, managed care plans generally negotiate lower reimbursement rates than indemnity insurance plans. Some managed care plans and indemnity plans also utilize a capitated fee structure or limit reimbursement for ancillary services.

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

      If managed care plans reduce reimbursements, our revenues could decrease, and our financial condition and results of operations could be materially adversely affected.

Proposals for health care reform could decrease our revenues

      Proposals to modify the current health care system in the U.S. to improve access to health care and control its costs are continually being considered by the federal and certain state governments. See “Regulatory and Legal Matters-Reimbursement- U.S.” for a discussion of the recently enacted Medicare Prescription Drug Modernization and Improvement Act of 2003. We anticipate that the U.S. Congress and state legislatures will continue to review and assess alternative health care reforms, and we cannot predict whether these reform proposals will be adopted, when they may be adopted or what impact they may have on us. Any spending decreases or other significant changes in the Medicare program could reduce our revenues and profitability and have a material adverse effect on our business, financial condition and results of operations.

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

Risks Relating to our Business

Our competitors could develop superior technology or impact our product sales

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

      We also compete with other dialysis products and services companies in seeking selected acquisitions. If we are not able to continue to effect acquisitions in the provider business in our International segment upon reasonable terms there could be an adverse impact on the growth of our business and our future growth prospects.

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

      Revenues from international operations are subject to a number of risks, including the following:

•	Fluctuations in exchange rates could adversely affect profitability;

•	We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems;

•	Local regulations could restrict our ability to obtain a direct ownership interest in dialysis clinics or other operations;

•	Political instability, especially in developing countries, could disrupt our operations;

•	Some customers and governments could have longer payment cycles, with resulting adverse effects on our cash flow; and

•	Some countries could impose additional taxes or restrict the import of our products.

      The continuing financial crisis in Latin America and the decline of many of its major currencies against the U.S. dollar have affected our international operations and caused us to test our Latin America operations for impairment. See Item 5, “Operating and Financial Review and Prospects-Financial Condition and Results of Operations.” Any one or more of these factors, or any difficulty in integrating businesses we acquire into our operations, could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse effects on our business, financial condition and results of operations.

Other Risks

Our significant indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy

      We are substantially leveraged. As of December 31, 2003, our total consolidated liabilities were $4.26 billion, including obligations with respect to all our trust preferred securities of approximately $1.2 billion, our total consolidated assets were $7.50 billion and our stockholders’ equity was $3.24 billion. Our substantial level of debt presents the risk that we might not generate sufficient cash to service our indebtedness or that our leveraged capital structure could limit our ability to finance acquisitions and develop additional projects, to compete effectively or to operate successfully under adverse economic conditions.

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

Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws

      Under pooling agreements that we have entered into for the benefit of minority holders of our Ordinary shares and holders of our Preference shares (including, in each case, holders of American Depositary Receipts representing beneficial ownership of such shares), we have agreed to file quarterly reports with the Securities and Exchange Commission, to prepare annual and quarterly financial statements in accordance with U.S. generally accepted accounting principles, and to file information with the Securities and Exchange Commission with respect to annual and general meetings of our shareholders. However, we are a “foreign private issuer,” as defined in the Securities and Exchange Commission’s regulations, and consequently we are not subject to all of the same disclosure requirements applicable to domestic companies. We are exempt from the Securities and Exchange Commission’s proxy rules, and our annual reports contain less detailed disclosure than reports of domestic issuers regarding such matters as management, executive compensation and outstanding options, beneficial ownership of our securities and certain related party transactions. Also, our officers, directors and beneficial owners of more than 10% of our equity securities are exempt from the reporting requirements and short-swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934. We are also generally exempt from most of the governance rule revisions recently adopted by the New York Stock Exchange, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended. These limits on available information about our company may adversely affect the market prices for our securities.

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

Capital Expenditures

      We invested, by business segment and geographical areas, the following amounts during the three fiscal years ended December 31, 2003, 2002 and 2001 and have budgeted the following amounts for the year 2004:

	Actual
	(in millions)
				Budget
	2003	2002	2001	2004

Acquisitions
North America	$43	$38	$412
International
Germany	13	—	—
Rest of World	45	50	49

Total Acquisitions	$101	$88	$461	$100

Capital expenditures for property, plant and equipment
North America	$177	$130	$138
International
Germany	28	27	34
Rest of World	86	82	103

Total Capital Expenditures	$291	$239	$275	$250

      During 2003, we finished the construction of three dialyzer assembly lines and two fiber spinning lines in our Ogden, Utah production facility. These expenditures were part of an effort to increase our single use dialyzer manufacturing capacity by 200% as part of our UltraCare™ program (see “Business Overview — Dialysis Care — Fresenius UltraCare Program”). In Asia Pacific we continued investment in production facilities. Other major 2003 capital expenditures were made for the improvement of production facilities in Germany, Italy and France. We finance our capital expenditures through cash flow from operations or under existing credit facilities.

      In December 2003, we exercised an option to terminate an operating lease for certain manufacturing equipment in its Ogden, Utah, North American facility. The equipment was purchased for approximately $66 million and is reflected as a capital expenditure in the accompanying consolidated statement of cash flows.

      For information regarding recent acquisitions, see “Business Overview — Acquisitions.”

B.  Business Overview

Our Business

      We are the world’s largest kidney dialysis company engaged in both providing dialysis care and manufacturing dialysis products, based on publicly reported revenues and patients treated. We provide dialysis treatment to over 119,000 patients at our 1,560 clinics located in 25 countries. In the U.S. we also provide inpatient dialysis services, therapeutic apheresis, hemoperfusion and other services under contract to hospitals. We also develop and manufacture a complete range of equipment, systems and disposable products, which we sell to customers in over 100 countries. We use the information we gain when treating patients in developing new and improved products. We believe that our size, our activities in both dialysis care and dialysis products and our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors. For the year ended December 31, 2003, we had net revenues of $5.5 billion, an increase of 9% over 2002 revenues. We derived 70% of our revenues in 2003 from our North America operations and 30% from our International operations.

      The following table summarizes net revenues for our North America segment and our International segment as well as our major categories of activity for the three years ended December 31, 2003, 2002 and 2001.

	2003	2002	2001

	(in millions)
North America
Dialysis Care	$3,429	$3,294	$3,131
Dialysis Products(1)	426	454	471

	3,855	3,748	3,602
International
Dialysis Care	550	415	426
Dialysis Products	1,123	921	831

	1,673	1,336	1,257

(1)	We evaluate North America product sales based on net available external market. See “Item 5.A. Operating Results” for explanation and analysis.

Renal Industry Overview

End-Stage Renal Disease

      End-stage renal disease (“ESRD”) is the stage of advanced chronic kidney disease that is characterized by the irreversible loss of kidney function and requires regular dialysis treatment or kidney transplantation to sustain life. A normally functioning human kidney removes waste products and excess water from the blood, which prevents toxin buildup, water overload and the eventual poisoning of the body. A number of conditions — diabetes, hypertension, glomerulonephritis and inherited diseases — can cause chronic kidney disease. Nearly 60% of all people with ESRD acquire the disease as a complication of one or more of these primary conditions.

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

      Based on data published by the CMS, the number of patients in the U.S. who received dialysis for chronic ESRD grew from approximately 66,000 in 1982 to 285,982 at December 31, 2001, a compound annual rate of 8%. We believe that growth will continue at 4 - 6% per year. According to data from our own internal survey, the number of non-U.S. chronic dialysis patients is growing at estimated annual rates of 7 - 8% for patients receiving dialysis. At the end of 2002, an estimated 1.2 million patients were undergoing dialysis treatment worldwide. According to our own market surveys, Japan is the second largest dialysis market in the world. According to data published by the Japanese Society for Dialysis Therapy, more than 200,000 dialysis patients were being treated at the end of 2000. In the rest of the world, we estimate that at the end of 2002 there were approximately 292,000 dialysis patients in Europe, approximately 160,000 patients in Asia (excluding Japan) and approximately 143,000 patients in Latin America. We believe that the continuing growth in the number of dialysis patients is principally attributable to:

•	increased general life expectancy and the overall aging of the general U.S. and European population;

•	shortage of donor organs for kidney transplants;

•	improved dialysis technology that has expanded the patient population able to undergo life-prolonging dialysis;

•	greater access to treatment in developing countries.

•	better treatment and survival of patients with hypertension, diabetes and other illnesses that lead to ESRD.

Treatment Options for ESRD

      Hemodialysis. Hemodialysis removes toxins and excess fluids from the blood whereby the blood flows outside the body through plastic tubes known as bloodlines into a specially designed filter, called a dialyzer. The dialyzer functions as an artificial kidney by separating waste products and excess water from the blood. Dialysis solution flowing through the dialyzer carries away the waste products and excess water, and supplements the blood with solutes that have been depleted due to renal failure. The treated blood is returned to the patient. The hemodialysis machine pumps blood, adds anti-coagulants, regulates the purification process and controls the mixing of dialysis solution and the rate of its flow through the system. This machine can also monitor and record the patient’s vital signs.

      Hemodialysis patients generally receive treatment three times per week, typically for around three to five hours per treatment. The majority of hemodialysis patients receive treatment at outpatient dialysis clinics, such as ours, where hemodialysis treatments are performed with the assistance of a nurse or dialysis technician under the general supervision of a physician.

      According to data from the CMS, as of December 31, 2001, there were 4,081 Medicare-certified ESRD treatment clinics in the U.S. Ownership of these clinics is fragmented. We estimate that there were approximately 4,900 dialysis clinics in Europe at the end of 2002, of which almost 60% are government-owned, more than 30% are privately owned, and around 10% are operated by health care organizations. In Latin America, privately owned clinics predominate, comprising over 70% of all clinics providing dialysis care.

      According to the CMS, as of December 31, 2001, hemodialysis patients represented about 90% of all dialysis patients in the U.S. Our most recent studies indicate hemodialysis patients comprise 95% of all dialysis patients in Japan, 89% in the European Union and 85% in the rest of the world.

      Peritoneal Dialysis. Peritoneal dialysis removes toxins from the blood using the peritoneum, the membrane lining covering the internal organs located in the abdominal area. Peritoneal dialysis patients administer their own treatments in their own homes and workplaces, either by a treatment known as continuous ambulatory peritoneal dialysis or CAPD, or by a treatment we introduced in 1980 known as continuous cycling peritoneal dialysis or CCPD. In both of these treatments, a surgically implanted catheter provides access to the peritoneal cavity. Using this catheter, the patient introduces a sterile dialysis solution from a solution bag through a tube into the peritoneal cavity. The peritoneum operates as the filtering membrane and, after a specified dwell time, the solution is drained and disposed of. A typical CAPD peritoneal dialysis program involves the introduction and disposal of dialysis solution four times a day. With CCPD a machine “cycles” solution to and from the patient’s peritoneal cavity while the patient sleeps.

Our Strategy

      Our objective is generating revenue growth that exceeds market growth of the dialysis industry, measured by growth in the patient population, while maintaining our leading position in the market and increasing earnings at a faster pace than revenues. Our dialysis care and product revenues have grown faster than the market over the past five years, and we believe that we are well positioned to meet our objectives by focusing on the following strategies:

•	Continue to Provide High Standards of Patient Care. We believe that our reputation for providing the highest standards of patient care is a competitive advantage.

•	Differentiated Patient Care Programs from those of Our Competitors. We believe that our UltraCare™ Patient Care program offered at our North America dialysis facilities will distinguish and differentiate our patient care programs from those of our competitors. UltraCare™ therapy employs single-use high flux polysulfone dialyzers, on-line quality measurement, and Ultra Pure Dialysate, all of which we feel improves mortality and increases the quality of patient care. The change to single-use dialyzers has increased our per treatment dialyzer costs relative to use of multi-use dialyzers. These cost increases have been offset, however, by our ability to achieve economies of scale in the production of these dialyzers, due to our large-scale single-use dialyzer manufacturing capacity. Moreover, we have implemented a new staffing model based on single-use that reduces our personnel costs per treatment. Finally, automated controls in our new 2008 Series dialysis machine reduces concentrate usage and associated costs.

•	Expand Presence in Attractive Growth Markets Worldwide. We intend to continue to take advantage of the reputation and market recognition our global product business has created by acquiring and establishing new dialysis clinics within attractive international markets. We believe that we will obtain an increasing percentage of our dialysis care growth from worldwide markets. We believe that increases in per capita income in developing countries will make general health care benefits, which may include payment for dialysis treatment, more widely available and present significant opportunities.

•	Increase Our Spectrum of Dialysis Services. One of our objectives is to continue to expand our role within the broad spectrum of services for dialysis patients. We have begun to implement this strategy by providing expanded and enhanced patient services, including laboratory services, to both our own clinics and those of third parties. We estimate that our Spectra Renal Management division provides laboratory services for approximately 39% of the ESRD patients in the U.S. We have developed disease state management methodologies, which involve the coordination of total patient care for ESRD patients and which we believe are attractive to managed care payors. We have formed Optimal Renal Care, LLC, a joint venture with The Permanente Federation. We also formed Renaissance Health Care as a joint venture with participating nephrologists. Renaissance provides ESRD and Chronic Kidney Disease programs to more than 3,000 patients. We also operate a surgical center for the management and care of vascular access for patients which decreases hospitalization.

•	Offer Complete Dialysis Product Lines with Recurring Disposable Products Revenue Streams. We offer broad and competitive hemodialysis and peritoneal dialysis product lines. These product lines enjoy broad market acceptance and enable us to serve as our customers’ single source for all of their dialysis machines, systems and disposable products.

•	Extend Our Position as an Innovator in Product and Process Technology. We are committed to technological leadership in both hemodialysis and peritoneal dialysis products. We have an over 388 member research and development team that focuses on developing dialysis systems that are safer, more effective and easier to use and that can be easily customized to meet the differing needs of customers around the world. We believe that our extensive expertise in patient treatment and clinical data will further enhance our ability to develop more effective products and treatment methodologies. Our ability to manufacture dialysis products on a cost-effective and competitive basis results in large part from our process technologies. Over the past several years, we have reduced manufacturing costs per unit through development of proprietary manufacturing technologies that have streamlined and automated our production processes.

Dialysis Care

Dialysis Services

      We provide dialysis treatment and related laboratory and diagnostic services at our approximately 1,560 outpatient dialysis clinics, 1,110 of which are in the U.S. and 450 of which are in 23 countries outside of the U.S. Our operations outside the U.S. generated 14% of our 2003 dialysis care revenue. We currently operate dialysis clinics in Argentina, Australia, Brazil, China, Colombia, Chile, Czech Republic, France, Germany, Hungary, Hong Kong, Italy, Singapore, Mexico, Portugal, Poland, Slovakia, Slovenia, South Africa, Spain, Taiwan, Turkey, United Kingdom and Venezuela. Our dialysis clinics are generally concentrated in areas of high population density. In 2003, we acquired 42 existing clinics, opened 76 new clinics and consolidated 38 clinics. The number of patients we treat at our clinics increased by about 6%, from approximately 112,200 at December 31, 2002 to approximately 119,250 at December 31, 2003.

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

      We treat approximately 26% of the dialysis patients in the U.S. including those patients treated in clinics we manage. Based on publicly available reports, we believe our next largest competitor treats approximately 15% of U.S. dialysis patients. For the year 2003, dialysis services accounted for 72% of our total revenue.

      At our clinics, we provide hemodialysis treatments at individual stations through the use of dialysis machines and disposable products. A nurse attaches the necessary tubing to the patient and the dialysis machine and monitors the dialysis equipment and the patient’s vital signs. The capacity of a clinic is a function of the number of stations and such factors as type of treatment, patient requirements, length of time per treatment, and local operating practices and ordinances regulating hours of operation.

      Each of our dialysis clinics is under the general supervision of a Medical Director and, in some cases, one or more associate Medical Directors, all of whom are physicians. See “Patients, Physician and Other Relationships.” Each dialysis clinic also has an administrator or clinical manager who supervises the day-to-day operations of the facility and the staff. The staff typically consists of registered nurses, licensed practical nurses, patient care technicians, a social worker, a registered dietician, a unit clerk and biomedical technicians.

      As part of the dialysis therapy, we provide a variety of services to ESRD patients in the U.S. at our dialysis clinics. These services include administering EPO, a bioengineered protein that stimulates the production of red blood cells. EPO is used to treat anemia, a medical complication that ESRD patients frequently experience, and we administer EPO to most of our patients. Revenues from EPO accounted for approximately 23% of dialysis care revenue in our North America segment for the year ended December 31, 2003. We receive a substantial majority of this revenue as reimbursements through the Medicare and Medicaid programs. Amgen Inc., is the sole manufacturer of EPO in North America, and any interruption of supply could materially adversely affect our business, financial condition and results of operations. Our current contract with Amgen covers the period from January 2004 to January 2006.

      Our clinics also offer services for home dialysis patients, the majority of whom receive peritoneal dialysis treatment. For those patients, we provide materials, training and patient support services, including clinical monitoring, follow-up assistance and arranging for delivery of the supplies to the patient’s residence. In the U.S. clinic services include the supplying of EPO. See “— Regulatory and Legal Matters — Reimbursement — U.S.” for a discussion of billing for these products and services.

      We also provide dialysis services under contract to hospitals in the U.S. on an “as needed” basis for hospitalized ESRD patients and for patients suffering from acute kidney failure. Acute kidney failure can result from trauma or similar causes, and requires dialysis until the patient’s kidneys recover their normal function. We service these patients either at their bedside, using portable dialysis equipment, or at the hospital’s dialysis site. Contracts with hospitals provide for payment at negotiated rates that are generally higher than the Medicare reimbursement rates for chronic in-clinic out-patient treatments.

      We employ a centralized approach with respect to certain administrative functions common to our operations. For example, each dialysis clinic uses our proprietary manuals containing our standardized operating and billing procedures. We believe that centralizing and standardizing these functions enhance our ability to perform services on a cost-effective basis.

      The manner in which each clinic conducts its business depends, in large part, upon applicable laws, rules and regulations of the jurisdiction in which the clinic is located, as well as our clinical policies. However, a patient’s attending physician, who may be the clinic’s Medical Director or an unaffiliated physician with staff privileges at the clinic, has medical discretion to prescribe the particular treatment modality and medications for that patient. Similarly, the attending physician has discretion in prescribing particular medical products, although the clinic typically purchases equipment, regardless of brand, in consultation with the Medical Director.

Fresenius UltraCare Program

      In 2002, we started a new program in the North America dialysis services group called UltraCare. This program combines our latest product technology with our highly trained and skilled staff to offer our patients a superior level of care. The basis for this form of treatment is the Optiflux polysulfone single-use dialyzer. These dialyzers have excellent blood detoxification properties and are the most efficient dialyzers currently available. Optiflux dialyzers are combined with our 2008 Hemodialysis Delivery System series, which has advanced online patient monitoring as well as several systems to allow the tailoring of treatment to meet individual patient needs. Among the other capabilities of this system, staff will be alerted if toxin clearance is less than the target prescribed for the patient, and treatment can be adjusted accordingly.

Laboratory Services

      We provide laboratory testing and marketing services through Spectra Renal Management. Spectra Renal Management is the leading U.S. dialysis clinical laboratory providing blood, urine and other bodily fluid testing services to assist physicians in determining whether a dialysis patient’s therapy regimen, diet and medicines remain optimal. Spectra Renal Management operates two laboratories, located in New Jersey and Northern California. During the year ended December 31, 2003, Spectra Renal Management performed over 38 million tests for more than 120,000 dialysis patients in 1,758 clinics across the U.S. including clinics that we do own or operate.

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

      We paid aggregate cash consideration for acquisitions of Fresenius AG’s adsorber business and new clinics of approximately $92 million in 2003 and approximately $80 million in 2002, primarily for dialysis clinics. In 2003, we completed new acquisitions and acquisitions of previously managed clinics totaling 42 dialysis facilities. These acquisitions expand our presence in selected key geographic areas.

      We continued to enhance our presence in the U.S. and abroad by acquiring individual or small groups of dialysis clinics in selected markets, expanding existing clinics, and opening new clinics.

Quality Assurance in Dialysis Care

      Beginning in 2001, our quality management activities were primarily focused on comprehensive development and implementation of an Integrated Quality Management System (“IMS”). Our goals in this area included not only meeting quality requirements for our dialysis clinics and environmental concerns, but also managing the quality of our dialysis care. This approach resulted in an IMS structure that closely reflects existing corporate processes. We also were able to use the IMS to fulfill many legal and normative regulations covering service lines. In addition, the IMS offers a highly flexible structure that allows us to adapt to future regulations. The most important of these include, among others, ISO 9001, EN 46001, ISO 13485, and 21 CFR 820 which establish quality control and other performance criteria.

      In 2003, internal and external auditors inspected our dialysis clinics. They confirmed the effectiveness of our organization and processes and documented our compliance with relevant regulations. The use of newly developed evaluation methods allowing simpler performance comparisons identified additional improvement possibilities. Another focus of our activities in 2003 was the continuing certification of our dialysis clinics under ISO 9001, EN 46001, ISO 13485, and 21 CFR 820 .

      The rapid pace of IMS integration will continue in 2004. The integration of a new risk and complaint management system and the further involvement of our subsidiaries in the Asian-Pacific and Latin American regions are additional goals.

      At each of our North America dialysis clinics, a quality assurance committee is responsible for reviewing quality of care data, setting goals for quality enhancement and monitoring the progress of quality assurance initiatives. We believe that we enjoy a reputation of providing high quality care to dialysis patients. In 2003, the Company continued to develop and implement programs to assist in achieving our quality goals. Our Access Intervention Management Program (“AIM”), started in 2001, detects and corrects arteriovenous access failure in hemodialysis treatment, which is the major cause of hospitalization and morbidity.

Sources of U.S. Dialysis Care Net Revenue

      The following table provides information for the years ended December 31, 2003, 2002 and 2001 regarding the percentage of our U.S. dialysis treatment services net revenues from (a) the Medicare ESRD program, (b) private/ alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

	Year Ended December 31,

	2003	2002	2001

Medicare ESRD program	61.0%	61.5%	59.7%
Private/alternative payors	29.2%	29.5%	31.2%
Medicaid and other government sources	3.9%	4.5%	4.6%
Hospitals	5.9%	4.5%	4.5%

Total	100.0%	100.0%	100.0%

      Under the Medicare ESRD program, Medicare reimburses dialysis providers for the treatment of certain individuals who are diagnosed as having ESRD, regardless of age or financial circumstances. See “Regulatory and Legal Matters — Reimbursement.”

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

      Medicare ESRD program reimbursement regulations require that a Medical Director generally supervise treatment at a dialysis clinic. Generally, the Medical Director must be board certified or board eligible in internal medicine and have at least twelve months of training or experience in the care of patients at ESRD clinics. Our Medical Directors also maintain their own private practices.

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

Dialysis Products

      We are currently the world’s largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer of peritoneal dialysis products, based on publicly reported revenues, with operations in Germany, the U.S., and in 35 other countries. We sell our dialysis products directly and through distributors in over 100 countries. Most of our customers are dialysis clinics. For the year 2003, dialysis products accounted for 28% of our total revenue.

Overview

      The following table shows the breakdown of our dialysis product revenues into sales of hemodialysis products and peritoneal dialysis products.

	Year Ended December 31,

	2003		2002		2001

	Total		Total		Total
	Product	% of	Product	% of	Product	% of
	Revenues	Total	Revenues	Total	Revenues	Total

	(U.S. dollars in millions)
Hemodialysis Products	$1,326.1	86	$1,181.0	86	$1,114.0	86
Peritoneal Dialysis Products	211.5	14	194.2	14	188.2	14

Total	$1,537.6	100	$1,375.2	100	$1,302.2	100

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

      Dialysis Machines. We sell our dialysis machines as Series 2008H and 2008K models in North America and Series 4008 models in the rest of the world. Our dialysis machines offer the following features and advantages:

•	Volumetric dialysate balancing and ultrafiltration control system. This system, which we introduced in 1977, provides for safe and more efficient use of highly permeable dialyzers, permitting faster dialysis with controlled rates of fluid removal;

•	Proven hydraulic systems, providing reliable operation and servicing flexibility;

•	Compatibility with all manufacturers’ dialyzers and a wide variety of blood-lines and dialysis solutions, permitting maximum flexibility in both treatment and disposable products usage;

•	Modular design, which permits us to offer dialysis clinics a broad range of options to meet specific patient or regional treatment requirements. Modular design also allows upgrading through module substitution without replacing the entire machine;

•	Specialized modules that provide monitoring and response capability for selected bio-physical patient parameters, such as body temperature, relative blood volume and electrolyte balances. This concept, known as physiological dialysis, permits hemodialysis treatments with lower incidence of a variety of symptoms or side effects, which still occur frequently in standard hemodialysis.

•	Sophisticated microprocessor controls, and display and readout panels that are adaptable to meet local language requirements;

•	Battery backup, which continues operation of the blood circuit and all protective systems up to 20 minutes following a power failure;

•	Online clearance, measurement of dialyzer clearance for quality assurance with the On-Line Clearance Monitor, providing immediate effective clearance information, real time treatment outcome monitoring, and therapy adjustment during dialysis without requiring invasive procedures or blood samples;

•	On-line data collection capabilities and computer interfacing with our FINESSE module and FDS08® system. Our machines can:

—	monitor and assess prescribed therapy;

—	connect a large number of hemodialysis machines and peripheral devices, such as patient scales, blood chemistry analyzers and blood pressure monitors, to a personal computer network;

—	enter nursing records automatically at bedside to register and document patient treatment records, facilitate billing, and improve record-keeping and staff efficiency;

—	adapt to new data processing devices and trends;

—	perform home hemodialysis with remote monitoring by a staff caregiver; and

—	record and analyze trends in medical outcome factors in hemodialysis patients.

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

      Single Use Dialyzers. In North America, we have completed a $65 million capital investment program to significantly expand the capacity of our dialyzer manufacturing plant in Ogden, Utah through the addition of three new dialyzer assembly lines.

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

      CAPD Systems. We manufacture standard and specialized peritoneal dialysis solutions. We believe that our peritoneal dialysis products offer significant advantages for CAPD, including:

•	ease of use and greater protection against contamination by touch than other peritoneal dialysis systems presently available. Our products incorporate our Safe-Lock connection system for introducing and draining dialysis solution into and from the abdominal cavity. Our A.N.D.Y. and A.N.D.Y. Plus systems, which include a special drainage bag and a snap-off Y-shaped piece connected to the Safe-Lock connector at the catheter, provide protection from contamination in a dual-bag system;

•	suitability for all peritoneal dialysis patients through the Inpersol and Safe-Lock product lines. Inpersol products are interchangeable with those of other manufacturers; Safe-Lock products may be used only by peritoneal dialysis patients whose catheters include the Safe-Lock connector, which attaches to a solution bag fitted with the other part;

•	manufacture with Biofine, a new environmentally friendly, more biocompatible, plastic material for foils, tubings and other parts of peritoneal dialysis systems.

•	the benefits of Biofine with protection against contamination through our new Stay-Safe system, launched in 1997. The system comprises tubing, connectors and a peritoneal dialysis solution double bag, made entirely from Biofine. It uses a single switching mechanism that replaces three tubing clamps to control solution drainage, flushing of tubes that connect solution bags to catheters, and introduction of new solution. The single switch also provides tight closure of the line and, to further reduce the possibility of contamination, the switch seals catheter access and surrounds the catheter adapter with disinfectant;

•	higher solution bag volumes with our Premier twin-bag system which provides solution container and pre-attached tubing set in one package. The higher solution volumes permit larger dosages without increasing the number of required daily solution exchanges performed by the patient; and

•	improved biocompatibility with CAPD stay.safe Balance, a lactate-buffered peritoneal dialysis solution that has a pH balance in the human physiological range.

      CCPD Products. We introduced the first peritoneal dialysis cycler machine in 1980. In a standard CAPD program, a patient manually introduces two liters of fresh peritoneal dialysis solution and drains the used solution four times over a 24-hour period. Treatment occurs seven days per week and the patient must perform the treatment while awake. With CCPD therapy, the cycler automatically delivers a prescribed volume of dialysis solution into the peritoneal cavity through an implanted catheter, allows the solution to dwell for a specified time, and completes the process by draining the solution. CCPD therapy offers the following benefits over CAPD:

•	Solution exchanges take place automatically, which may reduce the risk of peritonitis due to less frequent handling of the catheter and connections;

•	The patient can cycle at home, throughout the night while asleep. The patient has complete daytime freedom, wearing only the surgically implanted catheter and capping device; and

•	CCPD delivers more effective therapy than CAPD due to the supine position of the patient during the night, higher volume exchanges and preferable cycle management which can be particularly significant for patients who need more therapy due to body size, ultrafiltration loss or other reasons.

      Our cycling equipment incorporates microprocessor technology, and the patient, hospital or clinic staff can easily program it to perform specific prescribed therapy for a given patient. Since all components are monitored and programmable, these machines allow the physician to prescribe any of a number of current therapy procedures. Our CCPD products and therapies include:

•	the Sleep-Safe Cycler, a new cycler with an extremely compact and light design, that we began marketing in late 1999. Its pumping mechanism and disposable cartridge allow exact delivery of the peritoneal dialysis solution;

•	PD-PLUS, a variant on CCPD therapy we introduced in 1994. PD-PLUS therapy provides a more tailored therapy than regular CCPD using a simpler nighttime cycler and, where necessary, includes one manual dialysis solution exchange during the day. We believe that PD-PLUS therapy is less costly and easier to administer than typical CCPD. We also believe that PD-PLUS therapy improves toxin removal by more than 40% compared to CAPD. By increasing the effectiveness of peritoneal dialysis treatments, PD-PLUS may also effectively prolong the time period during which a patient will be able to remain on peritoneal dialysis before requiring hemodialysis. PD-PLUS therapy can only be performed using the Fresenius Freedom Cycler and special tubing using Safe-Lock connectors; and

•	IQcard, for use with the Freedom Cycler PD-PLUS to monitor CCPD therapy for a full treatment history and improved therapy compliance.

      Other Peritoneal Dialysis Products. We also manufacture and distribute pediatric treatment systems for administration of low volumes of dialysis solutions, assist devices to facilitate automated bag exchange for handicapped patients, catheters, catheter implantation instruments, silicon glue, Pack-PD, a computer program which analyzes patient and peritoneal characteristics to present a range of treatment options for individual therapies, disinfectants, bag heating plates adapters, and products to assist and enhance connector sterility. We also provide scientific and patient information products, including support materials, such as brochures, slides, videos, instructional posters and training manuals.

Marketing, Distribution and Service

      We sell most of our products to clinics, hospitals and specialized treatment clinics. With our comprehensive product line and years of experience in dialysis, we believe that we have been able to establish and maintain very close relationships with our clinic customer base on a global basis. Close interaction between our sales force and research and development personnel enables us to integrate concepts and ideas that originate in the field into product development. We maintain a direct sales force of trained salespersons engaged in the sale of both hemodialysis and peritoneal dialysis products. This sales force engages in direct promotional efforts, including visits to physicians, clinical specialists, hospitals, clinics and dialysis clinics, and represents us at industry trade shows. We also sponsor medical conferences and scientific symposia as a means for disseminating product information. Our clinical nurses provide clinical support, training and assistance to customers and assist our sales force. We also use outside distributors to provide sales coverage in countries that our internal sales force does not service.

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

      We offer customer service, training and education in the applicable local language, and technical support such as field service, repair shops, maintenance, and warranty regulation for each country in which we sell dialysis products. We provide training sessions on our equipment at our facilities in Schweinfurt, Germany, Chicago, Illinois and Walnut Creek, California and we also maintain regional service centers that are responsible for day-to-day international service support.

Manufacturing Operations

      We operate state-of-the-art production facilities world wide to meet the demand for machines, cyclers, dialyzers, solutions, concentrates, mixes, bloodlines, and disposable tubing assemblies and equipment for water treatment in dialysis clinics. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provide a competitive advantage in manufacturing our products. We are using our facilities in St. Wendel, Germany and Ogden, Utah as centers of competence for development and manufacturing and to implement similar technologies at our other facilities.

      We produce and assemble hemodialysis machines and CCPD cyclers in our Schweinfurt, Germany and our Walnut Creek, California facilities. We also maintain facilities at our service and local distribution centers in Argentina, Egypt, France, Italy, The Netherlands, China, Brazil and Russia for testing and calibrating dialysis machines manufactured or assembled elsewhere, to meet local end user market needs. We manufacture and assemble dialyzers and polysulfone membranes in our St. Wendel, Germany, L’Arbresle, France and Inukai, Japan facilities and at production facilities of our joint ventures in Belarus, Saudi Arabia and Japan. At our Ogden, Utah facilities we manufacture and assemble dialyzers and polysulfone membranes as well as manufacture PD solutions. We have opened PD production in Mexico. Our facilities are inspected on a regular basis by national and/or international authorities.

      In North America we expanded our manufacturing capacity substantially. During 2003, we completed a $65 million capital commitment to significantly expand the capacity of our dialyzer manufacturing plant in Ogden, Utah through the addition of three new dialyzer assembly lines. See “History and Development of the Company — Capital Expenditures.”

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

New Product Introductions

      Research and development focuses strongly on the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients, and on process technology for manufacturing our products. Research and development expenditures were $50 million in 2003, $47 million in 2002, and $36 million in 2001.

      New or enhanced products introduced in 2003 included the following:

•	Patient Online (POL). A software tool to manage PD therapy.

•	MultiBic. A dialysis substitution fluid registered and introduced this year in Germany.

Patents, Trademarks and Licenses

      As the owner of or licensee under patents and trademarks throughout the world, we hold rights under about 1,100 patents and patent applications relating to dialysis technology in major markets. Patented technologies that relate to dialyzers include our polysulfone hollow fiber, an in-line sterilization method, and sterile closures for in-line sterilized medical devices. The more recent generation of DIASAFEplus filters and FX dialyzers are also the subject of patents and pending patent applications.

      The Company holds the exclusive license on European patents/patent applications on the Autoprime technology for the automated priming of the extracorporeal hemodialysis blood circuit with dialyzing liquid through the membrane of the dialyzer.

      The connector system for our biBag bicarbonate concentrate powder container has been patented in the USA, Norway and Europe while national applications in Japan and Finland are still pending.

      Among the Company’s more significant protective rights, one patent family protects the Company’s polysulfone hollow fiber until 2007 in the United States, and until 2005 in other main markets. The in-line sterilization method is patented until 2010 and the biBag connector is protected until 2013, both in Germany, in the United States, and in other important markets. The dates given represent the maximum life time of the corresponding patents. The Company believes that even after expiration of these patents, our proprietary know-how for the manufacture of these products will continue to constitute a competitive advantage.

      For peritoneal dialysis, the Company holds protective rights on our polyolefine film Biofine, suitable for packaging intravenous and peritoneal dialysis fluids. These patents have been granted in Australia, Germany, and the USA, with patent applications pending in various other countries. A further pending patent family describes a special film for a peelable, non-PVC, multi chamber bag for peritoneal dialysis solutions. A U.S. patent has already been granted.

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

Competition

      The markets in which we sell our dialysis products are highly competitive. Our competitors in the sale of hemodialysis and peritoneal dialysis products include Gambro AB, Baxter International, Inc., Asahi Medical Co., Ltd., Bellco S.p.A., a subsidiary of Sorin Biomedica S.p.A., Bieffe Medital S.p.A., which is an affiliate of Baxter International, Inc., B. Braun Melsungen AG, Nissho Corporation, including Nissho Nipro Corporation Ltd., Nikkiso Co., Ltd., Terumo Medical Corporation and Toray Medical Co., Ltd. Some of our competitors possess greater financial, marketing and research and development resources than we do.

Regulatory and Legal Matters

Regulatory Overview

      Our operations are subject to extensive governmental regulation by virtually every country in which we operate including, most notably, in the U.S., at the federal, state and local levels. Although these regulations differ from country to country, in general, non-U.S. regulations are designed to accomplish the same objectives as U.S. regulations regarding the operation of dialysis clinics, laboratories and manufacturing facilities, the provision of quality health care for patients, the maintenance of occupational, health, safety and environmental standards and the provision of accurate reporting and billing for governmental payments and/or reimbursement. In the U.S., some states restrict ownership of health care providers by certain multi-level for-profit corporate groups or establish other regulatory barriers to the establishment of new dialysis clinics. Outside the U.S., each country has its own payment and reimbursement rules and procedures, and some countries prohibit ownership of health care providers or establish other regulatory barriers to direct ownership by foreign companies. In all jurisdictions, we work within the framework of applicable laws to establish alternative contractual arrangements to provide services to those facilities.

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

      We must comply with all U.S., German and other legal and regulatory requirements under which we operate, including the U.S. federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended, generally referred to as the “anti-kickback statute”, the federal False Claims Act, the federal restrictions on certain physician referrals, commonly known as the “Stark Law”, U.S. federal rules under the Health Insurance Portability and Accountability Act of 1996 that protect the privacy of patient medical records and prohibit inducements to patients to select a particular health care provider (commonly known as “HIPAA”) and other fraud and abuse laws and similar state statutes, as well as similar laws in other countries. Moreover, there can be no assurance that applicable laws, or the regulations thereunder, will not be amended, or that enforcement agencies or the courts will not make interpretations inconsistent with our own, any one of which could have a material adverse effect on our business, reputation, financial condition and results. Sanctions for violations of these statutes may include criminal or civil penalties, such as imprisonment, fines or forfeitures, denial of payments, and suspension or exclusion from the Medicare and Medicaid programs. In the U.S., these laws have been broadly interpreted by a number of courts, and significant government funds and personnel have been devoted to their enforcement because such enforcement has become a high priority for the federal government and some states. Our company, and the health care industry in general, will continue to be subject to extensive federal, state and foreign regulation, the full scope of which cannot be predicted.

      Fresenius Medical Care Holdings has entered into a corporate integrity agreement with the U.S. government, which requires that Fresenius Medical Care Holdings staff and maintain a comprehensive compliance program, including a written code of conduct, training programs and compliance policies and procedures. The corporate integrity agreement requires annual audits by an independent review organization and periodic reporting to the government. The corporate integrity agreement permits the U.S. government to exclude Fresenius Medical Care Holdings and its subsidiaries from participation in U.S. federal health care programs and impose fines if there is a material breach of the agreement that is not cured by Fresenius Medical Care Holdings within thirty days after Fresenius Medical Care Holdings receives written notice of the breach.

Product Regulation

U.S.

      In the U.S., the Food and Drug Administration (“FDA”) and comparable state regulatory agencies impose requirements on certain of our subsidiaries as a manufacturer and a seller of medical products and supplies under their jurisdiction. These require that products be manufactured in accordance with Good Manufacturing Practices and that we comply with FDA requirements regarding the design, safety, advertising, labeling, recordkeeping distribution, and reporting of adverse events related to the use of our products. In addition, in order to clinically test, produce and market certain medical products and other disposables (including hemodialysis and peritoneal dialysis equipment and solutions, dialyzers, bloodlines and other disposables) for human use, we must satisfy mandatory procedures and safety and efficacy requirements established by the FDA or comparable state and foreign governmental agencies. Such rules generally require that products be approved by the FDA as safe and effective for their intended use prior to being marketed. Our peritoneal dialysis solutions have been designated as drugs by the FDA and, as such, are subject to additional FDA regulation under the Food, Drug and Cosmetic Act of 1938.

Germany and Other Non-U.S.

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

      Some of our products, such as peritoneal dialysis solutions, are considered pharmaceuticals. The European Union has issued a directive on pharmaceuticals, No. 65/65/ EWG (January 26, 1965), as amended. Each member of the European Union is responsible for conforming its law to comply with this directive. In Germany the German Drug Law (Arzneimittelgesetz) which implements European Union requirements, is the primary regulation applicable to pharmaceutical products.

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

      Our Series 4008, 4008B, 4008E dialysis machines and their therapy modifications, our PD-NIGHT cycler, and our other medical devices distributed in the European market, as well as our dialysis filters and dialysis tubing systems and accessories, all bear the “CE” mark. We expect to continue to obtain additional certificates as they are required.

Facilities and Operational Regulation

U.S.

      The Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) subjects virtually all clinical laboratory testing facilities, including ours, to the jurisdiction of the Department of Health and Human Services. CLIA establishes national standards for assuring the quality of laboratories based upon the complexity of testing performed by a laboratory. Certain of our operations are also subject to federal laws governing the repackaging and dispensing of drugs and the maintenance and tracking of certain life sustaining and life-supporting equipment.

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

      Some states in which we operate have certificate of need (“CON”) laws that require any person or entity seeking to establish a new health care service or to expand an existing service to apply for and receive an administrative determination that the service is needed. We currently operate in 13 states, as well as the District of Columbia and Puerto Rico that have CON laws applicable to dialysis centers. These requirements could, as a result of a state’s internal determination of its dialysis services needs, prevent entry to new companies seeking to provide services in these states, and could constrain our ability to expand our operations in these states.

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

      The Medicare program is the primary source of Dialysis Services revenues from dialysis treatment. For example, in 2003, approximately 55% of Dialysis Services revenues resulted from Medicare’s ESRD program. As described below, Dialysis Services is reimbursed by the Medicare program in accordance with the Composite Rate for certain products and services rendered at our dialysis centers. As described hereinafter, other payment methodologies apply to Medicare reimbursement for other products and services provided at our dialysis centers and for products (such as those sold by us) and support services furnished to ESRD patients receiving dialysis treatment at home (such as those of Dialysis Products). Medicare reimbursement rates are fixed in advance and are subject to adjustment from time to time by the U.S. Congress. Although this form of reimbursement limits the allowable charge per treatment, it provides us with predictable per treatment revenues.

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

      On December 8, 2003, the Medicare Prescription Drug, Modernization and Improvement Act of 2003 was enacted (the “Medicare Modernization Act”). This law makes several modifications affecting payment for dialysis services. First, it will increase the composite rate for renal dialysis facilities by 1.6% on January 1, 2005. Second, it requires the Secretary of the Department of Health and Human Services (the “Secretary”) to establish a new case-mix adjusted prospective payment system for dialysis services furnished on or after January 1, 2005. This system will adjust for a limited number of patient characteristics (the case-mix) and will include two components: (1) those services that currently comprise the Composite Rate; and (2) the difference between the Medicare payment rate for separately billable drugs and biologicals and the acquisition costs of those drugs and biologicals, as determined by OIG reports. The Secretary is required to adjust the basic case-mix adjusted system payment rates by a geographic index. Separate payment would continue to be made for drugs and biologicals that currently are billed separately. All separately billable drugs and biologicals will be reimbursed based upon acquisition cost in 2005. Beginning in 2006, the Secretary is authorized to set payment for all separately billed drugs and biologicals at either acquisition cost or average sales price. Third, the Secretary is required to establish a three-year demonstration project to test the use of a fully case-mix adjusted payment system for ESRD services, beginning January 1, 2006. Under this project, separately billable drugs and biologicals and related clinical laboratory tests would be bundled into the facility composite rate. Participating facilities would receive an additional 1.6% composite rate increase.

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

      For Medicare-primary patients, Medicare is responsible for payment of 80% of the Composite Rate set by CMS for dialysis treatments and the patient or third-party insurance payors, including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program, are responsible for paying any co-payment amounts for approved services not paid by Medicare (typically the annual deductible and 20% co-insurance), subject to the specific coverage policies of such payors. Each third-party payor, including Medicaid, makes payment under contractual or regulatory reimbursement provisions which may or may not cover the full 20% co-payment or annual deductible. Where the patient has no third-party insurance or the third party insurance does not cover the co-payment or deductible, the patient is responsible for paying the co-payments or the deductible, which we frequently do not fully collect despite reasonable collection efforts. Under an advisory opinion from the Office of the Inspector General, subject to specified conditions, we and other similarly situated providers may make contributions to a non-profit organization that has agreed to make premium payments for supplemental medical insurance and/ or medigap insurance on behalf of indigent ESRD patients, including some of our patients.

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

      Erythropoetin (EPO). Any of the following could adversely affect our business, and results of operations, possibly materially:

•	future changes in the EPO reimbursement rate without offsetting changes to the Medicare composite rate;

•	inclusion of EPO in the Medicare composite rate without offsetting increases to such rate;

•	changes in the typical dosage per administration;

•	increases in the cost of EPO after our current supply contract expires; or

•	reduction by the manufacturer of EPO of the amount of overfill in the EPO vials.

      Coordination of Benefits. Medicare entitlement begins for most patients in the fourth month after the initiation of chronic dialysis treatment at a dialysis center. During the first three months, considered to be a waiting period, the patient or patient’s insurance, Medicaid or a state renal program are responsible for payment.

      Patients who are covered by Medicare and are also covered by an employer group health plan (“EGHP”) are subject to a 30-month coordination period during which the EGHP is the primary payor and Medicare the secondary payor. During this coordination period the EGHP pays a negotiated rate or in the absence of such a rate, our standard rate or a rate defined by its plan documents. The EGHP payments are generally higher than the Medicare Composite Rate. EGHP insurance, when available, will therefore generally cover as the primary payor a total of 33 months, the 3-month waiting period plus the 30-month coordination period.

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

      Ownership of health care providers and, more specifically dialysis care providers, varies within the different systems and from country-to-country. In Europe almost 60% of the clinics providing dialysis care and services are publicly owned, more than 30% are privately owned and approximately 10% belong to a health care organization. It should be noted that health care organizations treating a significant patient population operate only in Germany, France and Spain. Publicly operated clinics care for almost 100% of the dialysis populations in Canada and Australia. Within Europe, nearly 100% of the dialysis population is treated in public clinics in the United Kingdom, the Netherlands and the Scandinavian countries, while more than 50% of dialysis clinics are privately owned in Spain and Portugal.

      In Latin America privately owned clinics predominate, constituting more than 60% of all clinics providing dialysis care while in Asia, with the exception of Japan, publicly owned clinics are predominant. As in the U.S., only approximately 15% of dialysis clinics in Japan are publicly operated. Unlike the U.S., however, Japan has a premium-based, mandatory social insurance system, and the structure of its health care system is more closely comparable to the German system.

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

      Health care expenditures are consuming an ever increasing portion of gross domestic product worldwide. In the developed economies of Europe, Asia and Latin America, health care spending is in the range of 5%-14% of gross domestic product. As in the U.S., dialysis costs consume a disproportionately high amount of health care spending and these costs may be considered a target for implementation of cost containment measures. Today, there is increasing awareness of the correlation between the quality of care delivered in the dialysis unit and the total health care expenses incurred by the dialysis patient. Accordingly, developments in reimbursement policies include higher reimbursement rates for practices which are believed to improve the overall state of health of the ESRD patient and reduce the need for additional medical treatment.

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

False Claims Act and Related Criminal Provisions

      The federal False Claims Act (the “False Claims Act”) imposes civil penalties for knowingly making or causing to be made false claims with respect to governmental programs, such as Medicare and Medicaid, for services billed but not rendered, or for misrepresenting actual services rendered, in order to obtain higher reimbursement. Moreover, private individuals may bring qui tam or “whistle blower” suits against providers under the False Claims Act, which authorizes the payment of a portion of any recovery to the individual bringing suit. Such actions are initially required to be filed under seal pending their review by the Department of Justice. A few federal district courts have recently interpreted the False Claims Act as applying to claims for reimbursement that violate the anti- kickback statute or federal physician self-referral law under certain circumstances. The False Claims Act generally provides for the imposition of civil penalties of $5,500 to $11,000 per claim and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims, as each individual claim could be deemed to be a separate violation of the False Claims Act. Criminal provisions that are similar to the False Claims Act provide that if a corporation is convicted of presenting a claim or making a statement that it knows to be false, fictitious or fraudulent to any federal agency it may be fined not more than twice any pecuniary gain to the corporation, or, in the alternative, no more than $500,000 per offense. Some states also have enacted statutes similar to the False Claims Act which may include criminal penalties, substantial fines, and treble damages.

The Health Insurance Portability and Accountability Act of 1996

      HIPAA was enacted in August 1996 and expanded federal fraud and abuse laws by increasing their reach to all federal health care programs, establishing new bases for exclusions and mandating minimum exclusion terms, creating an additional exception to the anti-kickback penalties for risk-sharing arrangements, requiring the Secretary of Health and Human Services to issue advisory opinions, increasing civil money penalties to $10,000 (formerly $2,000) per item or service and assessments to three times (formerly twice) the amount claimed, creating a specific health care fraud offense and related health fraud crimes, and expanding investigative authority and sanctions applicable to health care fraud. It also prohibits a provider from offering anything of value which the provider knows or should know would be likely to induce the patient to select the provider.

      The law expands criminal sanctions for health care fraud involving any governmental or private health benefit program, including freezing of assets and forfeiture of property traceable to commission of a health care offense.

      HIPAA included a health care fraud provision which prohibits knowingly and willfully executing a scheme or artifice to defraud any “health care benefit program,” which includes any public or private plan or contract affecting commerce under which any medical benefit, item, or service is provided to any individual, and includes any individual or entity who is providing a medical benefit, item, or service for which payment may be made under the plan or contract.

      HIPAA regulations establish national standards for certain electronic health care transactions, the use and disclosure of certain individually identifiable patient health information, and the security of the electronic systems maintaining this information. These are commonly known as the HIPAA transaction and code set standards, privacy standards, and security standards. Health insurance payers and healthcare providers like us must comply with the new HIPAA standards. Violations of these HIPAA standards may include civil money penalties and potential criminal sanctions.

Balanced Budget Act of 1997

      The Balanced Budget Act of 1997 (the “BBA”) contained material adjustments to both the Medicare and Medicaid programs, as well as further expansion of the federal fraud and abuse laws. Specifically, the BBA created a civil monetary penalty for violations of the federal anti-kickback statute whereby violations will result in damages equal to three times the amount involved as well as a penalty of $50,000 per violation. In addition, the new provisions expanded the exclusion requirements so that any person or entity convicted of three health care offenses is automatically excluded from federally funded health care programs for life. Individuals or entities convicted of two offenses are subject to mandatory exclusion of 10 years, while any provider or supplier convicted of any felony may be denied entry into the Medicare program by the Secretary of HHS if deemed to be detrimental to the best interests of the Medicare program or its beneficiaries.

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

Health Care Reform

      Health care reform is considered by many countries to be a national priority. In the U.S., members of Congress from both parties and officials from the executive branch are continuing to consider many health care proposals, some of which are comprehensive and far-reaching in nature. Several states are also currently considering health care proposals. We cannot predict what additional action, if any, the federal government or any state may ultimately take with respect to health care reform or when any such action will be taken. Health care reform may bring radical changes in the financing and regulation of the health care industry, which could have a material adverse effect on our business and the results of our operations.

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

		Currently
		Owned
	Floor Area	or Leased
	(Approximate	by Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Bad Homburg, Germany	5,374	leased	December 2006	Corporate headquarters and administration
St. Wendel, Germany	49,732	leased	December 2006	Manufacture of polysulfone membranes and dialyzers, bloodlines, and peritoneal dialysis solutions; research and development
Schweinfurt, Germany	15,717	leased	December 2006	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development
L’Arbresle, France	13,524	owned		Manufacture of polysulfone dialyzers and special filters dry hemodialysis concentrates
Palazzo Pignano, Italy	66,550	owned		Manufacture of bloodlines and tubing
Nottinghamshire, United Kingdom	5,110	owned		Manufacture of hemodialysis concentrate solutions
Barcelona, Spain	2,000	owned		Manufacture of peritoneal dialysis bags and concentrates
Ankara, Turkey	1,000	leased	February 2009	Manufacture of liquid hemodialysis concentrate solutions
Tunisia	491	leased	December 2020	Manufacture of liquid hemodialysis concentrate solutions
Buenos Aires, Argentina	10,100	owned		Manufacture of hemodialysis concentrate solutions
Rio de Janeiro, Brazil	1,159	leased	Month to Month	Manufacture of hemodialysis concentrate solutions
Oita, Japan(1)	24,083	owned		Manufacture of polysulfone membranes, dialyzers, dialysis solutions, dialysis machine components and assembly of dialysis machines
Hong Kong	1,013	Leased	February 2006	Corporate headquarter and administration — Asia-Pacific
Milson Point, Australia	557	leased	November 2007	Administration
Smithfield, Australia	5,350	owned		Manufacture of hemodialysis concentrate solutions Warehouse
Pusat, KL, Malaysia	4,060	leased	November 2004	Administration
Taipei, Taiwan	5,940	leased	December 2006	Administration
Tokyo, Japan	1,153	leased	December 2006 with 3-year renewal option	Administration
Inukai, Japan	2,142	owned		Manufacture of polysulfone dialyzers and filters
Buzen, Japan	8,369	owned		Manufacture of peritoneal dialysis solutions

		Currently
		Owned
	Floor Area	or Leased
	(Approximate	by Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Seoul, South Korea	2,426	leased	March and August 2004	Administration
Lexington, Massachusetts	18,581	leased	October 2007 with 5-year renewal option	Corporate headquarters and administration — North America
Walnut Creek, California	9,522	leased	June 2012 with 5-year renewal option	Manufacture of Hemodialysis machines and peritoneal dialysis cyclers; research and development; warehouse space
Ogden, Utah	41,807	owned		Manufacture polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development
Delran, New Jersey	3,902	leased	October 2004 with 5-year renewal option	Manufacture of liquid hemodialysis concentrate solutions
Perrysburg, Ohio	3,252	leased	August 2008	Manufacture of dry hemodialysis concentrates
Livingston, California	2,973	leased	October 2006 with a 5-year renewal option	Manufacture of liquid hemodialysis concentrates
Freemont, California	6,688	leased	May 2007 with 2-year renewal option	Clinical laboratory testing
Rockleigh, New Jersey	7,897	leased	June 2007 with two 5-year renewal options	Clinical laboratory testing
Miami, Florida	400	leased	Month to Month	Administration
Irving, Texas	6,503	leased	December 2010	Manufacture of liquid hemodialysis solution
Reynosa, Mexico	13,936	leased	June 2013	Manufacture of bloodlines

(1)	We own 70% of the joint venture that owns this facility.

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

Item 5.  Operating and Financial Review and Prospects

      You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG and its subsidiaries in conjunction with our historical consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.

Critical Accounting Policies

      The Company’s reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis for our financial statements. The critical accounting policies, the judgments made in the creation and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates are factors to be considered along with the Company’s financial statements, and the discussion in “Operating Results.”

Recoverability of Goodwill and Intangible Assets

      The growth of our business through acquisitions has created a significant amount of intangible assets, including goodwill, trade names and management contracts. At December 31, 2003, the carrying amount of goodwill amounted to $3,288 million and non-amortizable intangible assets amounted to $431 million representing in total approximately 50% of our total assets.

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

      A prolonged downturn in the healthcare industry with lower than expected increases in reimbursement rates and/or higher than expected costs for providing healthcare services could adversely affect our estimated future cashflows. Future adverse changes in a reporting unit’s economic environment could affect the discount rate. A decrease in our estimated future cash flows and/or a decline in the reporting units economic environment could result in impairment charges to goodwill and other intangible assets which could materially and adversely affect our future financial position and operating results.

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

Allowance for Doubtful Accounts

      Trade accounts receivable are a significant asset of ours and the allowance for doubtful accounts is a significant estimate made by management. Trade accounts receivable were $1,230 million and $914 million at December 31, 2003 and 2002, respectively, net of allowances and after sales of accounts receivable under our accounts receivable facility described in Note 6 “Sale of Accounts Receivable” in our Consolidated Financial Statements. The allowance for doubtful accounts was $166 million and $160 million at December 31, 2003 and 2002, respectively. The majority of our receivables relates to our dialysis service business in North America.

      Dialysis care revenues are recognized and billed at amounts estimated to be received under reimbursement arrangements with third party payors. Medicare and Medicaid programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Most non-governmental payors, including contracted managed care payors, are billed at the Company’s standard rates for services net of contractual allowances to reflect the estimated amounts to be received under reimbursement arrangements with these payors.

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

Self Insurance Programs

      The Company’s largest subsidiary is partially self-insured for professional, product and general liability, auto and worker’s compensation claims under which the company assumes responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported balances for the year include estimates of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.

Financial Condition and Results of Operations

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

Overview

      We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In addition we perform clinical laboratory and renal diagnostic testing in the U.S. Dialysis is a lifesaving treatment for irreversible, lifelong end stage renal disease, and necessitates multiple treatments per week for the remainder of a patient’s life. The provision of dialysis services and the distribution of dialysis products and equipment represents, based on our estimate, an over $30 billion worldwide market and it is expected there will be annual patient growth of 5-7%. Patient growth is caused by factors such as the aging population, increasing incidence of diabetes and hypertension, improvements in treatment quality and improving standards of living in developing countries. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition the reimbursement environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.

      On December 8, 2003, the Medicare Prescription Drug, Modernization and Improvement Act of 2003 was enacted. Effective January 1, 2005, (1) the dialysis composite rate will increase 1.6%; (2) payments for separately billable dialysis-related medications will be based on acquisition cost, and an amount equal to the difference between acquisition cost and what would have been received under the 2003 reimbursement methodology will be added to the composite rate, and this add-back amount will be subject to an annual update based on the growth in drug spending; and (3) composite rate payments will be subject to a case mix adjustment system, resulting in higher composite rate payments for patients with more complicated medical cases. We expect the rate increase to have a positive effect on our results, and the two remaining changes to have no effect.

      Our operations are geographically organized and accordingly we have identified three operating segments, North America, International, and Asia Pacific. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our management board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”).

      Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Our management believes the most appropriate measure in this regard is operating income, referred to in previous filings as earnings before interest and taxes, or EBIT, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. In addition to operating income, our management also believes that earnings before interest, taxes, depreciation and amortization, or EBITDA, is helpful for investors as a measurement of our segments’ ability to generate cash and to service our financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our senior credit agreement and the indentures relating to our outstanding trust preferred securities. You should not consider segment EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. We believe that operating income is the GAAP financial measure most directly comparable to our computation of EBITDA by segment, and the information in the table below under “Results of Operations” reconciles EBITDA for each of our reporting segments to operating income calculated in accordance with U.S. GAAP. See also Note 23 of the Notes to Condensed Consolidated Financial Statements. Our discussions relating to our consolidated financial position and results of operations for 2001 reflect the effects of the special charge recorded in that year. The discussion of the disaggregated results of operations of the North America segment and the discussion under “Corporate” exclude the effect of those special charges.

A. Operating Results

      The following tables summarize our financial performance and certain operating results by reporting segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. In order to facilitate a year-to-year comparison, goodwill adjusted figures for 2001, as if SFAS No. 142, Goodwill and Other Intangible Assets, had been adopted as of January 1, 2001, have also been provided. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	For the years ended December 31,

	2003	2002	2001(a)	2001

	(in millions)
Total revenue
North America	$3,857	$3,750	$3,604	$3,604
International	1,709	1,363	1,281	1,281

Totals	5,566	5,113	4,885	4,885

Inter-segment revenue
North America	2	2	2	2
International	36	27	24	24

Totals	38	29	26	26

Total net revenue
North America	3,855	3,748	3,602	3,602
International	1,673	1,336	1,257	1,257

Totals	5,528	5,084	4,859	4,859

EBITDA
North America	652	630	693	693
International	349	292	292	292
Special charge for legal matters	—	—	(258)	(258)
Corporate	(27)	(16)	(24)	(24)

Totals	974	906	703	703

Amortization and depreciation
North America	120	139	140	247
International	95	70	62	76
Corporate	2	2	1	1

Totals	217	211	203	324

Operating Income
North America	532	491	553	446
International	254	222	230	216
Special charge for legal matters	—	—	(258)	(258)
Corporate	(29)	(18)	(25)	(25)

Totals	757	695	500	379

Interest income	19	18	14	14
Interest expense	(230)	(244)	(237)	(237)
Income tax expense	(213)	(175)	(109)	(91)
Minority interest	(2)	(4)	(2)	(2)

Net income	$331	$290	$166	$63

(a)	Financial performance and certain operating results by principal business segment for the year ended December 31, 2001 as if SFAS No. 142, Goodwill and Other Intangible Assets was adopted on January 1, 2000. Management believes that presentation of our 2001 results on this basis is useful because it allows investors to more easily compare operating results for that year in a presentation comparable to the subsequent years presented in this report.

Year ended December 31, 2003 compared to year ended December 31, 2002

Highlights

      The earnings increase in 2003 is characterized by a stabilization of the operating margins. This was a result of two developments:

•	improving operating margin in North America. After significant investments into our UltraCare program, which included the conversion to single-use dialyzers, the program now provides returns which contributed to an improvement of the operating margin in North America from 13.1% in 2002 to 13.8% in 2003.

•	price pressure in Germany, impact from the politically unstable situation in the Middle East and changes in the distribution system in Asia Pacific which led to a reduction of the operating margins in the International segment from 16.6% in 2002 to 15.2% in 2003.

      During 2003, we reached settlements on all litigation relating to activities involving W.R. Grace before the 1996 Merger. We believe that the 2001 special charge for legal matters is sufficient to cover all related costs.

      Cash flow provided from operations reached $754 million and exceeded the prior year’s cash flow from operations by $204 million. This favorable development is a result of our focus on receivable collections and $132 million of temporary liquidity provided by hedging of certain inter-company financing transactions, which is not expected to reoccur in that magnitude in 2004.

Consolidated Financials

Key Indicators for Consolidated Financials

			Change in %

			as	at constant
	2003	2002	reported	exchange rates

Number of treatments	17,821,185	16,383,615	9%
Same store treatment growth in %	4.9%	4.8%
Revenue in $ million	5,528	5,084	9%	5%
Gross profit in % of revenue	33.1%	32.6%
Selling, general and administrative costs in % of revenue	18.5%	18.0%
Net income in $ million	331	290	14%	10%

      Net revenue increased for the year ended December 31, 2003 over the comparable period in 2002 due to growth in revenue in both dialysis care and dialysis products.

      Dialysis care revenue grew by 7% to $3,978 million (6% at constant exchange rates) in 2003 mainly due to the growth in same store treatments, combined with acquisitions and the transition of billing for Medicare peritoneal dialysis patients from Method II billing to Method I billing. In 2002, peritoneal dialysis patients in the United States were billed by our products division (Method II) for their treatments. Beginning on January 1, 2003, they were billed by our services division (Method I). Dialysis product revenue increased by 13% to $1,549 million (3% at constant exchange rates) in the same period.

      Gross profit margin improved to 33.1% in the year ended December 31, 2003 from 32.6% for 2002. The increase is primarily a result of reduced dialysis care operating costs and dialysis product margin improvements in North America partially offset by the lower margin in the International segment. Depreciation and amortization expense for 2003 was $217 million compared to $211 million in 2002.

      Approximately 43% of the Company’s worldwide revenues are paid by and subject to regulations under governmental health care programs, primarily Medicare and Medicaid, administered by the United States government in both 2003 and 2002, respectively.

      Selling, general and administrative costs increased from $914 million in 2002 to $1,022 million in 2003. Selling, general and administrative costs as a percentage of sales increased from 18.0% in 2002 compared to

18.5% in 2003. This was in part due to the one time pension curtailment gain of $12.6 million which reduced our selling, general and administrative costs in 2002. The remaining increase is mainly due to growth in international regions which have higher selling, general and administrative expenses partially offset by $19 million of amortization expense for certain patient relationships and other intangible assets acquired in the 1996 Merger which were fully amortized in the fourth quarter of 2002. Net income for the period was $331 million compared to $290 million in 2002. Net income in 2002 was impacted by the $12 million loss attributable to the early redemption of trust preferred securities.

      In 2003, 17.8 million treatments were provided. This represents an increase of 9% over the same period in 2002. Same store treatment growth was 5% with additional growth of 3% from acquisitions. The remaining 1% increase in dialysis treatments was due to the transition of peritoneal dialysis patients from Method II (dialysis products) to Method I (dialysis service) billing in North America.

      At December 31, 2003 we owned, operated or managed 1,560 clinics compared to 1,480 clinics at the end of 2002. During 2003, we acquired 42 clinics, opened 76 clinics and combined 38 clinics. The number of patients treated in clinics that we own, operate or manage increased from approximately 112,200 at December 31, 2002 to 119,250 at December 31, 2003. Average revenue per treatment for world-wide dialysis services decreased from $226 to $223 mainly due to the transition of peritoneal patients from Method II billing (dialysis products) to Method I (dialysis services).

      The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment

	2003	2002	Change in %

Number of treatments	12,366,028	11,638,740	6%
Same store treatment growth in %	3.8%	3.6%
Revenue in $ million	3,855	3,748	3%
EBITDA in $ million	652	630	3%
EBITDA margin in %	16.9%	16.8%
Depreciation and amortization in $ million	120	139	-14%
Operating income in $ million	532	491	8%
Operating income margin in %	13.8%	13.1%

Revenue

      Net revenue for the North America segment for the year ended December 31, 2003 grew in 2003 because dialysis care revenue increased by 4% from $3,293 to $3,429 million. This was partially offset by a decrease in product sales.

      The increase in dialysis care revenue was driven by a 6% increase in treatments. Same store treatment growth was 4% and 1% resulted from acquisitions. A further 2% increase in dialysis treatments was due to a transition of peritoneal dialysis patients from Method II (dialysis products) to Method I (dialysis services). This was offset by a 1% decrease in treatments lost from clinics that were sold or closed and one less treatment day in 2003 compared to 2002. For this year the administration of EPO represented approximately 23% of total revenue.

      At the end of 2003, approximately 82,400 patients were being treated in the 1,110 clinics that we own, operate or manage in the North America segment, compared to approximately 79,600 patients treated in 1,080 clinics at the end of 2002. The average revenue per treatment excluding laboratory testing revenue decreased from $274 in 2002 to $267 in 2003. Including laboratory testing the average revenue per treatment decreased from $285 in 2002 to $278 during 2003. This was mainly due to the transfer of our Method II patients to Method I.

      Dialysis product sales in both 2003 and 2002 include the sales of machines to a third-party leasing company which are leased back by our dialysis services division. Dialysis product sales in 2002 also includes Method II peritoneal dialysis revenues for our dialysis services patients. Method II patients were transferred to Method I effective January 1, 2003. Therefore there were no similar Method II revenues recorded in 2003. This reclassification of patients was the main cause of a 6% decrease in dialysis product revenue from $454 million in 2002 to $426 million in 2003. This was offset by an increase of sales due to the acquisition of the adsorber business of Fresenius AG in 2003. Our dialysis products division measures its external sales performance based on its sales to the “net available external market.” The net available external market excludes machine sales to third parties for machines utilized in the services division and Method II revenues involving our dialysis services division as well as sales to other vertically integrated dialysis companies and sales related to the adsorber business. Net available external market sales increased by 4% in 2003 over the comparable period 2002. The detail is as follows:

	Year ended	Year ended
	December 31, 2003	December 31, 2002

	(in millions)
Dialysis product sales	426	454
less sales to other vertically integrated dialysis companies and to leasing company of dialysis machines leased back	(34)	(42)
less method II and other	—	(37)
less sales related to adsorber business	(3)	—

Product sales to available external market	389	375

EBITDA.

      EBITDA margin increased by 0.1%. This improvement in the margin is mainly a result of completion of the single-use dialyzer conversion which resulted in a reduction of dialysis care operating costs and an increase in product margin. Previous periods had been adversely affected by implementation costs of the single-use dialyzer program. This was partially offset by the pension curtailment gain of $12.6 million in 2002.

Operating income

      The increase in the operating margin was caused by lower depreciation and amortization as a result of the completion of amortization relating to patient relationships and other intangible assets acquired in the 1996 merger with an estimated useful life ending in the fourth quarter of 2002 and by the same factors causing the increase in the EBITDA margin stated above.

International Segment

Key Indicators for International Segment

			Change in %

			as	at constant
	2003	2002	reported	exchange rates

Number of treatments	5,455,157	4,744,875	15%
Same store treatment growth in %	7.7%	8.1%
Revenue in $ million	1,673	1,336	25%	11%
EBITDA in $ million	349	292	20%	2%
EBITDA margin in %	20.8%	21.8%
Depreciation and amortization in $ million	95	70	37%	18%
Operating income in $ million	254	222	14%	-4%
Operating income margin in %	15.2%	16.6%

Revenue

      The increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately $53 million (4%). Organic growth during the period was 7% ($90 million) at constant exchange rates. This increase was improved by a $193 million (14%) exchange rate effect due to the continued strengthening of the euro against the dollar in 2003.

      Total dialysis care revenue increased by 32% (18% at constant exchange rates) to $550 million in 2003 from $416 million the same period of 2002. This increase is a result of base business growth of $40 million combined with $36 million in growth from acquisitions improved by approximately $58 million due to exchange rate fluctuations.

      As of December 31, 2003, approximately 36,850 patients were being treated at 450 clinics that we own, operate or manage in the International segment compared to 32,600 patients treated at 400 clinics at December 31, 2002. The average revenue per treatment increased from $88 to $101 ($90 at constant exchange rates) due to the strengthening of the local currencies against the U.S. dollar and increased reimbursement rates partially offset by growth in countries with reimbursement rates below the average.

      Total dialysis product revenue for 2003 increased by 22% (7% at constant exchange rates) to $1,123 million. Including the effects of the acquisitions, the European region revenue increased $272 million, a 30% increase (10% increase at constant exchange rates), the Latin America region revenue increased $36 million or 24% (30% at constant exchange rates), while the Asia Pacific region revenue increased $28 million or 10% (4% at constant exchange rates).

EBITDA.

      Our EBITDA margin decreased from 21.8% to 20.8%. The main causes of this were price pressure in Europe, especially related to reimbursement changes in Germany which came into effect in the middle of 2003, increased cost of revenue due to the strengthening of the euro, lost revenues due to political instability in the Middle East and changes in the distribution system in Asia Pacific offset by retroactive reimbursement rate increases in Italy, Portugal and Venezuela.

Operating income

      Our operating income margin decreased from 16.6% to 15.2%, due to the factors responsible for the decrease of EBITDA margin described above and higher depreciation and amortization mainly as a result of the expansion of production facilities in Europe and Asia Pacific.

Latin America

      Our subsidiaries in Latin America contributed approximately 3% of our worldwide revenue and approximately 1% of our operating income in 2003. Our operations in Latin America were affected by the financial crisis and currency devaluations in nearly all currencies in Latin America whereas the Argentine Peso has recovered slightly. Because of these issues, we are experiencing lower than anticipated reimbursement rates, margin pressure and foreign currency exchange losses. In addition, the start-up of production and the entry into the peritoneal dialysis market in Mexico had an adverse effect on our margin in 2003.

      In 2003, sales in Latin America increased 24% (30% at constant exchange rates) and operating income increased 21% (17% at constant exchange rates) compared to 2002. A worsening of the crisis in Latin America, a further devaluation of the Latin American currencies against the U.S. dollar or other unfavorable economic developments in Latin America, could result in an impairment of long lived assets and goodwill.

Corporate

      We do not allocate “corporate costs” to our segments in calculating segment operating income and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.

      Total corporate operating loss was $(29) million in the year ended December 31, 2003 compared to $(18) million in the same period of 2002 to a large extent due to currency effects.

      The following discussions pertain to our total Company costs.

Interest

      Interest expense for 2003 decreased 6% compared to the same period in 2002 due to the charge recorded in the first quarter of 2002 for the redemption of trust preferred securities. See Note 13 “Mandatorily Redeemable Trust Preferred Securities” in our Consolidated Financial Statements.

Income Taxes

      The effective tax rate for the year ended December 31, 2003 was 39.0% compared to 37.4% during the same period in 2002. This increase was caused by an increase of additional tax provisions and an increase in German tax rates in 2003.

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

North America Segment

Revenue

      Net revenue for the North America segment for the year ended December 31, 2002 grew by 4% from $3,602 million to $3,748 million. Dialysis care revenue increased 5% from $3,131 to $3,293 million. The majority of the increase in dialysis care revenue resulted from a 4% increase in the number of treatments, mostly from same store growth, combined with a 1% increase due to increased revenue per treatment.

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

      Dialysis products revenue decreased 4% from $471 million to $454 million. Our North America dialysis products division measures its sales performance based on its sales to the “net available external market” which is in essence patients and non-vertically integrated third party dialysis providers. The net available external market excludes certain product revenues relating to our dialysis services business and sales to other vertically integrated dialysis companies. Comparing 2002 to 2001, sales to the net available external market increased 6%. The details are as follows:

	Year ended	Year ended
	December 31, 2002	December 31, 2001

	(in millions)
Dialysis product sales	454	471
less sales to other vertically integrated dialysis companies and to leasing company of dialysis machines leased back	(42)	(72)
less method II and other	(37)	(46)

Product sales to available external market	375	353

EBITDA.

      EBITDA for the North America segment decreased by 9% from $693 million to $630 million. The EBITDA margin decreased from 19.2% to 16.8%. The main reasons were expenses related to the implementation of our UltraCare™ program, an Amgen price increase for EPO, higher facilities lease and certification expenses and higher bad debt expense. In 2002 we continued the implementation of UltraCare™ which uses, among others, the latest technology of single use, high-flux polysulfone dialyzers to improve patient outcomes and care. The shift to single use of dialyzers in UltraCare™ created a higher cost per treatment compared to re-use. See “Item 4B- Information on the Company-Dialysis Care- Fresenius UltraCare Program.” This extra cost was mitigated through lower personnel costs combined with cost savings on medical supplies, making the single use of dialyzers cost neutral once implementation was completed. The implementation of this program had a negative effect on our margin since the additional expenses were incurred immediately, whereas the expected cost savings have been achieved over a longer period. A one-time pension curtailment gain was partially offset by severance and payroll costs for workforce reductions.

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

Operating Income

      Operating income for the North America segment increased by 10%, from $446 million to $491 million due to the elimination of amortization for goodwill and intangible assets with indefinite useful lives under SFAS No. 142, partially offset by the factors affecting EBITDA. Assuming SFAS No. 142 had been adopted as of January 1, 2001, operating income would have decreased 11%, from $553 million to $491 million. The operating income margin over the same period decreased from 15.4% to 13.1% for the same reasons as described in EBITDA.

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

Operating Income

      Operating income for the International segment for 2002 increased 3% (a 1% decrease at constant exchange rates) to $222 million due to the implementation of SFAS No. 142. Our operating income margin decreased slightly from 17.2% to 16.6%. Adjusting 2001 as if SFAS No. 142 was implemented on January 1, 2001, operating income decreased 3% (a decrease of 6% at constant exchange rates) with operating income margin decreasing from 18.3% to 16.6%. As with EBITDA, this decrease was caused mainly by the financial crisis in Latin America and growth in lower margin countries.

Latin America

      Our subsidiaries in Latin America contributed approximately $149 million (3%) of our worldwide revenue in 2002 compared to approximately $244 million (5%) of our worldwide revenue in 2001. EBITDA decreased from $36 million in 2001 to $14 million in 2002 while operating income decreased from $21 million to $6 million in the same period. Our operations in Latin America were affected by the financial crisis and the currency devaluation in Argentina and other Latin America countries.

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

Corporate

      We do not allocate “corporate costs” to our segments in calculating segment operating income and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.

      Total corporate operating income was $(18) million in 2002 compared to $(25) million in 2001. Operating income improved in 2002 due to a one-time recognition of $7 million in 2001 expenses related to 1996 Merger related legal matters.

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

B.  LIQUIDITY AND CAPITAL RESOURCES

Year ended December 31, 2003 compared to year ended December 31, 2002

Cash Flow

Operations

      We generated cash from operating activities of $754 million in 2003 and $550 million in the comparable period in 2002, an increase of approximately 37% over the prior year. Cash flows benefited from $132 million of temporary liquidity provided by hedging of certain intercompany financing transactions, which is not expected to reoccur in that magnitude in 2004, improved accounts receivable collections and lower prepaid expenses and other current assets. We classify the cash outflows from our accounts receivable securitization program in the amount of $287 million as a financing activity.

Investing

      Cash used in investing activities increased from $281 million to $369 million mainly because of increased purchases of property, plant and equipment. Capital expenditures for property, plant and equipment net of disposals were $276 million for the year ended December 31, 2003 and $201 million for the comparable period in

2002. In 2003, capital expenditures were $170 million in the North America segment and $106 million for the International segment. In 2002, capital expenditures were $98 million in the North America segment and $103 million for the International segment. The majority of our capital expenditures were used for equipment in new clinics, the buyout of the Ogden lease, improvements to existing clinics, and expansion of production facilities. Net capital expenditures were approximately 5% of total revenue.

      In 2003, we paid approximately $92 million ($40 million for the North American segment and $52 million for the International segment) cash for acquisitions consisting primarily of the adsorber business acquired from Fresenius AG and dialysis clinics. In accordance with the requirements of the pooling agreements relating to outstanding Ordinary shares and Preference shares, the acquisition of the Fresenius AG adsorber business was approved by our independent directors. See Item 10, “Additional Information — Description of the Pooling Agreements.” In the same period in 2002, we paid approximately $80 million ($38 million for the North American segment and $42 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics.

Financing

      Net cash used in financing was $416 million in 2003 compared to $265 million in the same period of 2002. Our financing needs decreased due to higher operating cash flow partially offset by higher payments for investing activities, higher dividend payments and payments for the redemption of the FMCH Class D Preferred Stock. Cash on hand was $48 million at December 31, 2003 compared to $65 million at December 31, 2002.

      On February 21, 2003, we entered into an amended and restated bank agreement with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the “Lenders”), pursuant to which the Lenders have made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $1.5 billion through three credit facilities. On August 22, 2003, the 2003 Senior Credit Agreement was amended so that, in effect, the aggregate amount of $1.5 billion was voluntarily reduced to $1.4 billion and the interest rate on a new term loan facility (Loan C) was 25 basis points lower than the interest rate on Loan B which was repaid. Funds available under this agreement were used to refinance the previous credit agreement’s outstanding balances and to pay down $287 million of our accounts receivable facility.

      On March 28, 2003, FMCH redeemed all of its outstanding shares of Class D Special Dividend Preferred Stock (“Class D Shares”) at a total cash outflow of approximately $9 million.

      On February 14, 2002, we redeemed the entire $360 million amount outstanding of our 9% Trust Preferred Securities due 2006, utilizing funds borrowed under our 1996 senior credit agreement. A loss of $12 million after tax was incurred as a result of the early redemption of debt, consisting of $16 million of redemption premiums plus a $4 million write-off of associated debt issuance costs, less a $8 million tax benefit.

      Further financing was provided by Fresenius AG at different levels throughout the year. As of December 31, 2003 the balance outstanding was $30 million.

Dividends

      Consistent with prior years, we will continue to follow an earnings-driven dividend policy. The Managing Board and the supervisory board will propose a dividend of €1.02 per ordinary share (2002: €0.94) and €1.08 per preference share (2002: €1.00) for shareholder approval at the annual general meeting on May 27, 2004. The total expected dividend payment is approximately €99.7 million. Our 2003 Senior Credit Agreement limits disbursement of dividends and other restricted payments during 2004 to $150 million.

Liquidity

      Our primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of Preference shares and trust preferred securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 72% of our revenues are generated from providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the year ended December 31, 2003, approximately 43% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes may affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. Furthermore cash from operations depends on the collection of accounts receivable. We may face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. This could have a material adverse effect on our capacity to generate cash flow.

      Cash from short-term borrowings can be generated by selling interests in accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius AG. Long-term financing is provided by the revolving portion and term loans under our 2003 Senior Credit Agreement and has been provided through the issuance of our trust preferred securities. We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs.

      The proceeds of Loan C, together with cash from operations, were used to voluntarily and permanently repay Loan B, a $500 million term loan facility under the 2003 Senior Credit Agreement. We used the initial borrowings under the 2003 Senior Credit Agreement to refinance outstanding borrowings under our prior senior credit agreement and to repay $287 million of the accounts receivable facility.

      At December 31, 2003, we had approximately $463 million of borrowing capacity available under the revolving portion of our 2003 Senior Credit Agreement.

      Our Senior Credit Agreement and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2003 Senior Credit Agreement, we are obligated to maintain a minimum consolidated net worth and a minimum consolidated fixed charge ratio (ratio of earnings before interest, taxes, depreciation, amortization and rent to fixed charges) and we have to maintain a certain consolidated leverage ratio (ratio of consolidated funded debt to adjusted EBITDA).

      Our 2003 Senior Credit Agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and other restricted payments (limited to $130 million in 2003, increasing to $150 million in 2004), create liens or make capital expenditures, investments or acquisitions. The breach of any of the covenants could result in a default under the 2003 Senior Credit Agreement or the notes, which could, in turn, create additional defaults under the agreements relating to our other long-term indebtedness. In default, the outstanding balance under the 2003 Senior Credit Agreement becomes due at the option of the Lenders. As of December 31, 2003, we are in full compliance with all financial covenants under the 2003 Senior Credit Agreement.

      After redemption of $360 million aggregate liquidation amount of 9% trust preferred securities on February 14, 2002, our long-term financing under our remaining trust preferred securities begins to come due in February 2008. However, Loan C under our amended 2003 Senior Credit Agreement will become due on October 31, 2007 if our trust preferred securities due February 1, 2008 are not repaid or refinanced or their maturity is not extended prior to that date.

      National Medical Care, Inc. (“NMC”), our subsidiary, has an asset securitization facility (the “accounts receivable facility”) whereby receivables of NMC and certain affiliates are sold to NMC Funding Corporation (the “Transferor”), a wholly-owned subsidiary of NMC, and subsequently the Transferor transfers and assigns percentage ownership interests in the receivables to certain bank investors. The amount of the accounts receivable facility was last amended on October 23, 2003, when we extended its maturity to October 22, 2004. Funds from the 2003 Senior Credit Agreement were used to pay down $287 million of the accounts receivable facility in 2003.

      Our capacity to generate cash from the accounts receivable facility depends on the availability of sufficient accounts receivable that meet certain criteria defined in the agreement with the third party funding corporation. A lack of availability of such accounts receivable could have a material impact on our capacity to utilize the facility for our financial needs.

      The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate provides for payment of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement.

      We are subject to a tax audit in Germany and as a result may be required to make additional tax payments. The potential payments will not affect earnings, as the related taxes have been fully accrued. We are currently not in a position to determine the timing of these payments which may become payable in 2004.

Obligations

      The following table summarizes, as of December 31, 2003, our obligations and commitments to make future payments under our long-term debt, trust preferred securities and other long term obligations, and our commitments and obligations under lines of credit and letters of credit.

		Payments due by period of

Contractual Cash Obligations	Total	1 Year	2-5 Years	Over 5 Years

	(in millions)
Trust Preferred Securities	$1,242	$—	$644	$598
Long Term Debt	1,192	86	709	397
Capital Lease Obligations	10	4	5	1
Operating Leases	1,091	237	589	265
Unconditional Purchase Obligations	220	94	126	—
Other Long-term Obligations	5	5	—	—

	$3,760	$426	$2,073	$1,261

		Expiration per period of

Available Sources of Liquidity	Total	1 Year	2-5 Years	Over 5 Years

Unused Senior Credit Lines	$463	$—	$463	$—
Other Unused Lines of Credit	96	96	—	—

	$559	$96	$463	$—

      The amount of guarantees and other commercial commitments at December 31, 2003 is not significant.

Borrowings

      Short-term borrowings of $89 million and $125 million at December 31, 2003, and 2002, respectively, represent amounts borrowed by certain of our subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2003, and 2002 was 3.38% and 4.67%, respectively. For information regarding short-term borrowings from affiliates see Note 4b in our Consolidated Financial Statements.

      Excluding amounts available under the 2003 Senior Credit Agreement (as described below), at December 31, 2003, we had $96 million available under such commercial bank agreements. Some of these lines of credit are secured by the individual borrowers’ accounts receivable and contain various covenants including, but not limited to, requirements for maintaining defined levels of working capital, net worth, capital expenditures and certain financial ratios.

      On February 21, 2003, we entered into an amended and restated senior credit agreement with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia, and certain other financial institutions (collectively, the “Lenders”). Pursuant to the agreement, the Lenders made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to

$1.5 billion through three credit facilities. On August 22, 2003 the 2003 Senior Credit Agreement was amended so that, in effect, the aggregate amount was voluntarily reduced to $1.4 billion and the interest rate on a new term loan facility (Loan C) was 25 basis points lower than Loan B, which was repaid. The credit facilities are a revolving facility of $500 million a term loan facility of $500 million (Loan A) and a term loan facility of $400 million (Loan C).

      In 2001, we issued four tranches of senior notes (“Euro Notes”) totaling €128.5 million. The first tranche was for €80 million with a fixed interest rate of 6.16% and the second and third tranches for €28 million and €15 million, respectively, with variable interest rates which averaged 3.84% in 2003 and 4.78% in 2002. The final tranche was for €5 million at a fixed rate of 5.33%. All four tranches have a maturity date of July 13, 2005. Both floating rates are tied to the EURIBOR rate.

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

Dividends

      Consistent with prior years, in 2002 we followed an earnings driven dividend policy. The management board and supervisory board proposed a dividend of €0.94 per ordinary share (2001: €0.85) and €1.00 per preference share (2001: €0.91) to shareholders at the annual general meeting on May 22, 2003 and they were approved. The total dividend payment was approximately €92 million. Our Senior Credit Agreement limited dividend payments during 2003 to $130 million.

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

      Cash from short-term borrowings can be generated by selling interests in accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius AG. Long-term financing is provided by the revolving portion and term loans of our senior credit facility and has been provided through the issuance of our trust preferred securities facility. We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs.

      At December 31, 2002, we had approximately $381 million of borrowing capacity available under the revolving portion of our senior credit facility. On February 21, 2003, we entered into an amended and restated senior credit agreement with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia, and certain other financial institutions. Pursuant to the agreement, the Lenders have made available to the Company and certain subsidiaries and affiliates an aggregate of up to $1,500 million through three credit facilities. The three facilities are a revolving facility of $500 million and two term loan facilities of $500 million each. We used the initial borrowings under the 2003 Senior Credit Agreement to refinance outstanding borrowings under our prior senior credit agreement and for general corporate purposes (see note 25 of the Consolidated Financial Statements).

      Our 2003 Senior Credit Agreement and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our Senior Credit Agreement, we are obligated to maintain a minimum consolidated net worth and a minimum consolidated fixed charge ratio (ratio of earnings before interest, taxes, depreciation, amortization and rent to fixed charges) and we have to maintain a certain consolidated leverage ratio (ratio of consolidated funded debt to EBITDA).

      Our 2003 Senior Credit Agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends, create liens or make capital expenditures, investments or acquisitions. The breach of any of the covenants could result in a default under the credit agreement or the notes, which could, in turn, create additional defaults under the agreements relating to our other long term indebtedness. In default, the outstanding balance under the senior credit agreement becomes due.

      After redemption of $360 million aggregate liquidation amount of 9% trust preferred securities on February 14, 2002, our long-term financing under our remaining trust preferred securities begins to come due in February 2008.

      NMC, our subsidiary, has an asset securitization facility (the “accounts receivable facility”) whereby receivables of NMC and certain affiliates are sold to NMC Funding Corporation (the “Transferor”), a wholly-owned subsidiary of NMC, and subsequently the Transferor transfers and assigns percentage ownership interests in the receivables to certain bank investors.

      Our capacity to generate cash from the accounts receivable facility depends on the availability of sufficient accounts receivable that meet certain criteria defined in the agreement with the third party funding corporation. A lack of availability of such accounts receivable may have a material impact on our capacity to utilize the facility for our financial needs.

      The settlement agreement with the asbestos creditors committee on behalf of the W.R. Grace & Co. bankruptcy estate provides for payment of $115 million upon confirmation of the W.R. Grace & Co. bankruptcy reorganization and approval of the settlement agreement by the U.S. Bankruptcy Court. We are subject to a tax audit in Germany and as a result may be required to make additional tax payments. The potential payments will not affect earnings, as the related taxes have been fully accrued. We are currently not in a position to determine the amount and timing of these payments.

Recently Issued Accounting Standards

      In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. We adopted SFAS No. 143 as of January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on our financial statements.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds SFAS No. 4, SFAS No. 64 related to classifications of gains and losses on debt extinguishments such that most debt extinguishment gains and losses will no longer be classified as extraordinary. SFAS No. 145 also amends SFAS No. 13, with respect to certain sale-leaseback transactions. We adopted SFAS No. 145 in regard to SFAS No. 4 on January 1, 2003. In the first quarter of 2002, we recorded an extraordinary loss of $11.8 million, net of taxes of $7.7 million, as a result of the early redemption of debt (see Note 13). This loss is no longer presented as an extraordinary loss upon the adoption of SFAS No. 145. We adopted the other provisions of SFAS No. 145 effective April 1, 2002.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The standard requires companies to recognize costs associated with exit or disposal activities when liabilities are incurred. SFAS No. 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). This statement is applied prospectively to exit or disposal activities initiated after December 31, 2002.

      In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is, the obligation to stand ready to perform in the event that special triggering events or conditions occur. The initial recognition and measurement provisions are applicable prospectively to guarantees issued or modified after December 31, 2002. FIN 45 also clarifies and expands the disclosure requirements related to guarantees, including product warranties. FIN 45 does not materially impact the Company’s financial statements.

      On April 3, 2003, the Financial Accounting Standards Board issued SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003. This adoption did not have any impact on our financial statements.

      In May 2003, the Financial Accounting Standards Board issued SFAS No. 150 Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement requires an issuer to classify certain financial instruments with the characteristics of both liabilities and equity as a liability (or asset in some circumstances) instead of equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. This adoption did not have any impact on our financial statements.

      In December 2003 the Financial Accounting Standards Board issued SFAS No. 132 (revised 2003) Employers Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88 and 106. This statement extends the publishing rules for pension liabilities according to SFAS No. 132. The accounting and valuation principles remain unchanged.

      In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46R Consolidation of Variable Interest Rate Entities (revised) (“FIN 46R”) which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaced FASB Interpretation No. 46 Consolidation of Variable Interest Rate Entities which was issued in January 2003. The Company is required to apply FIN 46R for special purpose entities as of December 31, 2003 and for all other Variable Interest Entities (“VIEs”) as of March 31, 2004. The Company is not involved with any special purpose entity which required initial consolidation as of December 31, 2003 and will apply FIN 46R on March 31, 2004 for all VIEs.

      We are party to various arrangements with certain dialysis clinics to provide management services, financing and product supply. Some of these clinics are variable interest entities. Under FIN 46R these clinics will be consolidated if we are the primary beneficiary. We also participate in a joint venture which is engaged in the perfusion business. The arrangements with the joint venture partner are such that the joint venture qualifies as a variable interest entity and we are the primary beneficiary. These variable interest entities generate approximately $153,000 in annual revenue. This includes approximately $14,000 related to variable interest entities in which we are not the primary beneficiary. We have investments, other long term assets and receivables of approximately $42,000 which represent our maximum exposure to loss as a result of our involvement with the variable interest entities.

C.  Research and development

      Our research and development activities aim to improve the quality of dialysis treatment by matching it more closely with the individual needs of the patient, while reducing the overall cost for treatment. With our vertical integration, our research and development department can apply our experience as the world’s largest provider of dialysis treatments to product development. To maintain and further enhance a continuous stream of product innovations, we have 388 employees working in research and development worldwide at December 31, 2003. Approximately two-thirds of our research and development activities are based in Germany and one third in North America.

      Research and development focuses strongly on the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients, and on process technology for manufacturing our products. Research and development expenditures were $36 million in 2001, $47 million in 2002, and

$50 million in 2003. For information regarding recent product introductions, see “Item 4.B. Business Overview — New Product Introductions.”

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

Our Supervisory Board

      Our supervisory board consists of five members who are elected by the holders of Ordinary shares at our annual general meeting. Pursuant to the pooling agreements described in the exhibits, at least one-third (but no fewer than two) of the members of the supervisory board elected by the shareholders are required to be independent directors as defined in the pooling agreements, i.e., persons with no substantial business or professional relationship with us, Fresenius AG or any affiliate of either.

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

      The table below provides the names and ages of the members of our supervisory board as of December 31, 2003.

Age as of
December 31,
Name	2003

Dr. Gerd Krick, Chairman	65
Dr. Dieter Schenk, Deputy Chairman	51
Prof. Dr. Bernd Fahrholz	56
Walter L. Weisman(1)	68
Stephen M. Peck(1)	68

(1)	Independent Director for purposes of our pooling agreement

     The term for each member of the supervisory board set forth above will expire at the end of the fiscal year 2005. Members of the supervisory board are eligible for reelection at the 2006 Annual General Shareholders Meeting.

      DR. GERD KRICK has been Chairman of our supervisory board since January 1, 1998. From 1992 to 2003, he was Chairman of the Fresenius AG management board. Prior to 1992, he was a Director of the Medical Systems Division of Fresenius AG and Deputy Chairman of the Fresenius AG management board. From September 1996 until December 1997, Dr. Krick was Chairman of the management board of Fresenius Medical Care. Dr. Krick is a member of the Board of Directors of Adelphi Capital Europe Fund, of the Administrative Board of Dresdner Bank Luxembourg S.A., of the supervisory board of Vereinte Krankenversicherung AG, of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie and of the Board of Trustees of the Donau Universität Krems. He is also the Chairman of the supervisory boards of Vamed AG, Fresenius Kabi AG and Fresenius Kabi Austria GMBH all of which are subsidiaries of Fresenius AG.

      DR. DIETER SCHENK has been Vice Chairman of our supervisory board since 1996. He is an attorney and tax advisor and has been a partner in the law firm of Nörr Stiefenhofer Lutz since 1986. Dr. Schenk is also a member of the supervisory board of Fresenius AG. He also serves as a member and chairman of the supervisory board of Gabor Shoes AG, a member and vice-chairman of the supervisory boards of Greiffenberger AG and TOPTICA Photonics AG.

      PROF. DR. BERND FAHRHOLZ has been a member of our supervisory board since 1998. He is an attorney and was a member of the management board of Dresdner Bank AG since 1998 and its Chairman from April 2000 until he resigned in March of 2003. He also served as the deputy chairman of the management board of Allianz AG and chairman of the supervisory board of Advance Holding AG until March of 2003. Dr. Fahrholz was a member of the supervisory boards of Dresdner Kleinwort Benson North America Inc. until February of 2003, BNP-Paribas S.A. until March of 2003 and Dresdner Bank Luxembourg S.A. until October of 2003. He currently serves on the supervisory boards of BMW AG and Heidelberg Cement AG.

      WALTER L. WEISMAN has been a member of our supervisory board since 1996. He is a private investor and a former Chairman and Chief Executive Officer of American Medical International, Inc. Mr. Weisman is on the board of Community Care Health Network, Inc., Maguire Properties, Inc., and Occidental Petroleum Corporation. He is Vice-Chairman of the Board of trustees for the California Institute of Technology, Chairman of the Board of the Los Angeles County Museum of Art, Chairman of the Board of the Sundance Institute, and a trustee of the Samuel H. Kress Foundation and the Public Broadcasting Service.

      STEPHEN M. PECK was elected to our supervisory board in 1999. He is currently a partner with Wilderness Funds LP. He is a former managing partner of Weiss, Peck & Greer which he co-founded in 1970. He served as Chief Investment Officer and Director of Reliance Insurance Company, Inc. from January 1986 to July 1988. Mr. Peck is a member of the Board of Directors of Advance Auto Parts, Inc., Boston Life Sciences, Inc.

and Carnac Resource, Inc. Mr. Peck is presently on the Board of Trustees of Mount Sinai Medical Center, Mount Sinai Hospital, and the Mount Sinai School of Medicine. He is a member of the Board of Trustees of Mount Sinai/ NYU Health and The Jewish Theological Seminary.

Management Board

      Each member of our management board is appointed by the supervisory board for a maximum term of five years and is eligible for reappointment thereafter. Their terms expire at our annual general meeting in the years listed below.

      The table below provides names, ages, positions and terms of office of the members of our management board as of December 31, 2003.

	Age as of		Year
	December 31,		Term
Name	2003	Position	Expires

Dr. Ben J. Lipps	63	Chairman of the management board, Chief Executive Officer of our Company and Chief Executive Officer for North America	2008
Roberto Fusté	51	Chief Executive Officer for Asia Pacific	2006
Dr. Emanuele Gatti	48	Chief Executive Officer for Europe, Middle East, Africa and Latin America	2005
Lawrence Rosen	45	Chief Financial Officer (as of November 1, 2003)	2005
Dr. Rainer Runte	44	General Counsel and Chief Compliance Officer	2005

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

      LAWRENCE ROSEN joined our management board on November 1, 2003 and is Chief Financial Officer. He served as Group Senior Vice President for Corporate Finance and Treasury with Aventis S.A., in Strasbourg, France before his move to Fresenius Medical Care. In that position he was responsible for all Corporate Finance activities as well as Risk and Cash Management, including banking and rating agency relationships. Lawrence Rosen worked for Aventis S.A. and its predecessor companies since 1984 and has served in senior finance and treasury positions in North America, Germany, and France. He holds a Master of Business Administration (MBA) from the University of Michigan, USA and a Bachelor of Science in Economics from the State University of New York at Brockport, USA.

      DR. RAINER RUNTE was appointed a deputy member of our management board as General Counsel and Chief Compliance Officer effective March 15, 2002 and as of January 1, 2004 was made a full member of the management board responsible for law and compliance worldwide. Dr. Runte has worked as in-house counsel within Fresenius AG and its subsidiaries and has served as General Counsel of Fresenius Medical Care since 1997.

      On February 25, 2004, the following new members were appointed to the Company’s management board:

      RICE POWELL age 48, has more than 25 years of experience in the healthcare industry. Since 1997 he has been the President of Renal Products division of Fresenius Medical Care in North America including the Extracorporal Therapy and Laboratory Services.

      MATS WAHLSTROM, age 49, also has nearly 20 years of experience in the renal field. Since November 2002 he has been the President of Fresenius Medical Care’s Medical Services division in North America.

      The business address of all members of our management board and supervisory board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

B.  Compensation

Compensation of Our Management Board and our Supervisory Board

      For the year ended December 31, 2003, we paid aggregate cash compensation to all members of the management board of €3.4 million. The aggregate compensation fees to all members of the supervisory board was €0.4 million including compensation to Dr. Krick for his duties as Chairman of the supervisory board. We pay an annual retainer fee to each member of the supervisory board, with the Chairman paid twice that amount and the Deputy Chairman paid 150% of that amount. We reimburse supervisory board members for their reasonable travel and accommodation expenses incurred with respect to their duties as supervisory board members. The aggregate compensation reported above does not include amounts paid as fees for services rendered by certain business or professional entities with which some of the supervisory board members are associated.

      During 2003 we awarded no options to members of the management board to purchase our preference shares without or without stock price targets under the new FMC International 2001 Plan. At December 31, 2003 management board members held options to acquire 99,600 Preference shares, all of which were exercisable at a weighted average exercise price of €36.49 under FMC 98 Plan 2 and 239,250 options, of which 27,460 are exercisable under the FMC 2001 stock incentive plan.

      During 1999, the Company granted to a member of the management board a five-year loan of $2 million with interest at 6.0% per annum. This loan was repaid in 2003.

C.  Board Practices

      For information relating to the terms of office of our management board and our supervisory board and the periods in which the members of those bodies have served in office, see Item 6.A. above. We do not have a remuneration committee. Our supervisory board carries out the functions usually performed by the remuneration committee, and our supervisory board reviews the compensation of the members of our management board. On March 6, 2003 the supervisory board created an audit committee whose members are Dr. Bernd Fahrholz, Walter Weisman and Stephen M. Peck. The primary function of the audit committee is to assist the Board in fulfilling its oversight responsibilities, primarily through:

•	overseeing management’s conduct or our financial reporting process and the internal accounting and financial control systems and auditing of our financial statements;

•	monitoring our internal controls risk program;

•	monitoring the independence and performance of our outside auditors;

•	providing an avenue of communication among the outside auditors, management and the supervisory board;

•	retaining the services of our independent auditors (subject to the approval by our shareholders at our annual general meeting) and approval of their fees; and

•	pre-approval of all audit and non-audit services performed by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, the accounting firm which audits our consolidated financial statements.

D.  Employees

      At December 31, 2003, we had 41,097 employees, as compared to 39,264 at December 31, 2002 and 37,331 at December 31, 2001. They are employed in our principal segments as follows: North America 26,953 employees and International 14,144. The following table shows the average number of employees by segment and our major category of activities for the last three fiscal years.

	2003	2002	2001

North America
Dialysis Care	21,986	21,628	22,382
Dialysis Products	4,967	4,861	3,970

	26,953	26,489	26,352
International
Dialysis Care	7,788	6,924	6,173
Dialysis Products	6,356	5,851	4,806

	14,144	12,775	10,979

      We are a member of the Chemical Industry Employers Association in Germany and we are bound by union agreements negotiated with the respective union representatives. We are also party to additional shop agreements negotiated with works councils at individual facilities that relate to those facilities. In addition, approximately 2% of our U.S. employees are covered by collective bargaining agreements. During the last three fiscal years, we have not suffered any labor-related work disruptions.

E.  Share ownership

      As of December 31, 2003, members of the supervisory board and the management board as a group owned 4,367 Ordinary shares (0.01% of total Ordinary shares outstanding) and 3,200 Preference shares (0.01% of total Preference shares outstanding). At December 31, 2003 management board members held options to acquire 338,850 Preference shares of which options to purchase 127,060 Preference shares were exercisable at a weighted average exercise price of €42.19. Those options expire at various dates between 2008 and 2013. None of the members of our management board and our supervisory board beneficially owns more than 1% of our outstanding Ordinary shares or our outstanding Preference shares.

Options to Purchase Our Securities

Stock Option Plans

      Immediately prior to the formation of Fresenius Medical Care, we adopted a stock incentive plan (the “FMC Plan”) for our key management and executive employees. As of December 31, 2003, 53,389 preference shares were available and exercisable with an average price range between $55.59 and $78.33 per share. Effective September 2001, no additional awards are granted under the FMC Plan.

      During 1998, we adopted two stock incentive plans (“FMC 98 Plan 1” and “FMC 98 Plan 2”) for our key management and executive employees. Under FMC 98 Plan 1, eligible employees have the right to acquire Preference shares of the Company. The maximum number of Preference shares that may be issued under this plan is 2,443,333 less any shares issued, or subject to issue, under the FMC Plan. Any shares available due to forfeiture of Grants under the FMC Plan would be considered available under FMC 98 Plan 1 as long as the total Preference shares issued under both plans does not exceed the 2,443,333 shares noted above. Under FMC 98 Plan 2, eligible employees have the right to acquire our Preference shares (“Options”). The share price of the Preference share shall be equal to the average of the official daily quotation prices of the Preference shares on the Frankfurt Stock Exchange on the thirty days (30) of trading immediately prior to the date of grant of the Option. One-third of an Option vests on each of the second, third and fourth anniversaries of the award date, provided that we achieve certain performance criteria for the full fiscal year following the grant date in comparison to the full fiscal year preceding the grant date. On May 30, 2000, our shareholders approved a change to the FMC 98 Plan 2 whereby the impact of the special charge for the 1999 Settlement was excluded from the our performance criteria relative to the EBIT growth requirements in the plan. Options granted under FMC 98 Plan 2 have a 10-year term. The maximum number of Preference shares that may be issued under this plan is 2,500,000 shares, of which 500,000 are designated for management board members and 2,000,000 are for other managerial staff. Each option is exercisable into one Preference share. Effective September 2001, no additional Grants or Options will be awarded under FMC Plan 98 1 or FMC Plan 98 2.

      On May 23, 2001, by resolution of our annual general meeting, the FMC 98 Plans were replaced by a new plan. The management board was empowered to issue convertible bonds with a total value of €10,240,000 to the members of the management board and to other employees entitling the holders to a total subscription of up to 4 million non-voting Preference shares. The convertible bonds have a par value of €2.56 and are interest bearing at a rate of 5.5%. Purchase of the bonds may be funded by a non-recourse loan secured by the bond with respect to which the loan was made. We have the right to offset our obligation on a convertible bond against the employee obligation on the related loan; therefore, the convertible bond obligations and employee loan receivables are not reflected in our consolidated financial statements. The bonds mature in ten years and are generally fully convertible after three years. The bonds may be issued either as convertible bonds which are subject to a stock price target or convertible bonds without a stock price target. In the case of convertible bonds which are subject to a stock price target the conversion right is exercisable only if the market price of the Preference shares increases by 25% or more over the grant-date price subsequent to the day of grant for at least one day prior to exercise. Participants have the right to opt for convertible bonds with or without the stock price target. In order to create an incentive to select convertible bonds which depend on the stock price target, the number of convertible bonds awarded to those employees who select the bonds without a stock price target will be reduced by 15%. Each convertible bond entitles the holder thereof, upon payment of a conversion price to convert the bond into one Preference share. The conversion price of the convertible bonds which are not subject to the stock price target is determined by the average price of the Preference shares during the last 30 trading days prior to the date of grant. The conversion price of the convertible bonds which depend on the stock price target corresponds to the closing price of the Preference shares the day the target was reached.

      The managing board and supervisory board are authorized to issue up to 20% of the total number of convertible bonds each year through May 22, 2006. The plan is valid until the last convertible bond issued under this plan is terminated or converted. Of the 2,002,911 options outstanding at December 31, 2003, 360,049 options were issued under the plan with the stock price target.

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

      During the year ended December 31, 2003, 79,491 FMC Rollover Plan options were exercised by employees. Rollover Plan options for 24,927 Ordinary ADSs were outstanding and exercisable as of December 31, 2003 at a weighted average exercise price of $13.53. Members of our supervisory board and our management board, as a group, held no rollover options.

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

      We have been informed that as of December 31, 2003, Fresenius AG owned the majority, 50.8%, of our Ordinary shares. At December 31, 2003 Fresenius AG’s Ordinary shares represented approximately 37% of our total share capital. JPMorgan Chase Bank, our ADR depositary, informed us, that as of December 31, 2003 2,079,369 Ordinary ADSs, each representing one-third of an Ordinary share, were held of record by 7,673 U.S. holders and 47,401 Preference ADSs, each representing one-third of a Preference share, were held of record by 5 U.S. holders. Ordinary shares and Preference shares held directly by U.S. holders accounted for approximately 1% of our Ordinary shares outstanding and less than 1% of our Preference shares outstanding as of December 31, 2003. For more information regarding ADRs and ADSs see “Item 10.B. Memorandum and Articles of Association — Description of American Depositary Receipts.”

      According to a Schedule 13G filed with the Securities and Exchange Commission on February 17, 2004, by FMR Corp., Edward C. Johnson 3d and Abigail Johnson, at December 31, 2003, Edward C. Johnson 3d and Abigail Johnson were the beneficial owners of 3,649,110 or 5.2% of the “common stock” of Fresenius Medical Care AG. The Schedule 13G states that 2,458,237 such shares, or 3.5% of our “common stock” is beneficially owned by Fidelity Management & Research Company (“Fidelity”), 82 Devonshire Street, Boston, MA 02109, a wholly-owned subsidiary of FMR Corp. and a registered investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940.

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

Real Property Lease

      We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed. Fresenius AG or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius AG is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to Fresenius AG, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €11.8 million, which was approximately $13.3 million as of December 31, 2003, exclusive of maintenance and other costs, and is subject to escalation, based upon the German cost of living index for a four-person employee household. The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. The leases for the other facilities have a term of ten years. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties. For information with respect to our principal properties in Germany, see “Item 4.D. Property, plants and equipment.”

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

      We and our affiliates have the right to use “Fresenius Medical Care” as a trade name in other medical businesses only with the consent of Fresenius AG. Fresenius AG may not unreasonably withhold its consent. In the U.S. and Canada, Fresenius AG will not use “Fresenius” or the “F” logo as a trademark or service mark, except that it is permitted to use “Fresenius” in combination with one or more additional words such as “Pharma Home Care” as a service mark in connection with its home care business and may use the “F” logo as a service mark with the consent of our principal German subsidiary. Our subsidiary will not unreasonably withhold its consent if the service mark includes one or more additional descriptive words or symbols. Similarly, in the U.S. and Canada, Fresenius AG has the right to use “Fresenius” as a trade name, but not as a mark, only in connection with its home care and other medical businesses other than the renal business and only in combination with one or more other descriptive words, provided that the name used by Fresenius AG is not confusingly similar to our marks and trade names. After the expiration of Fresenius AG’s ten-year covenant not to compete with us, Fresenius AG may use “Fresenius” in its corporate names if it is used in combination with one or more additional descriptive word or words, provided that the name used by Fresenius AG is not confusingly similar to the Fresenius Medical Care marks or corporate or trade names.

Other Intellectual Property

      Some of the patents, patent applications, inventions, know-how and trade secrets that Fresenius Worldwide Dialysis used prior to our formation were also used by other divisions of Fresenius AG. For Biofine, the polyvinyl chloride-free packaging material, Fresenius AG has granted to our principal German subsidiary, for our benefit and for the benefit of our affiliates, an exclusive license for the renal business and a non-exclusive license for all other fields except other non-renal medical businesses. Our German subsidiary and Fresenius AG will share equally any royalties from licenses of the Biofine intellectual property by either our German subsidiary or by Fresenius AG to third parties outside the renal business and the other non-renal medical businesses. In addition, Fresenius AG has transferred to our German subsidiary the other patents, patent applications, inventions, know-how and trade secrets that were used predominantly in Fresenius AG’s dialysis business. In certain cases Fresenius Worldwide Dialysis and the other Fresenius AG divisions as a whole each paid a significant part of the development costs for patents, patent applications, inventions, know-how and trade secrets that were used by both prior to the merger. Where our German subsidiary acquired those jointly funded patents, patent applications, inventions, know-how and trade secrets, our subsidiary licensed them back to Fresenius AG exclusively in the other non-renal medical businesses and non-exclusively in all other fields. Where Fresenius AG retained the jointly funded patents, patent applications, inventions, know-how and trade secrets, Fresenius AG licensed them to our German subsidiary exclusively in the renal business and non-exclusively in all other fields.

Supply Agreements

      We produce most of our products in our own facilities. However, Fresenius AG manufactures some of our products for us, principally dialysis concentrates, at facilities that Fresenius AG retained. These facilities are located in Brazil and France. Conversely, a facility in Italy that Fresenius AG transferred to us produces products for Fresenius Kabi AG, a subsidiary of Fresenius AG.

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

Services Agreement

      We obtain administrative and other services from Fresenius AG headquarters and from other divisions and subsidiaries of Fresenius AG. These services relate to, among other things, data processing, financial and management accounting and audit, human resources, risk management, quality control, production management, research and development, marketing and logistics. For 2003, Fresenius AG charged us approximately $26.6 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius AG relating to research and development, plant administration, patent administration and warehousing. For 2003, we charged approximately $11.7 million to Fresenius AG’s other divisions and subsidiaries for services we rendered to them.

      We and Fresenius AG may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

Financing

      At December 31, 2003, aggregate loans outstanding from Fresenius AG amounted to $30 million which bore interest at 1.165% at year end. The borrowed funds were used for general corporate purposes. Interest paid during 2003 was $0.1 million.

Purchase of the Adsorber Business

      In 2003, we purchased the adsorber business of Fresenius AG for a purchase price of $27.3 million, net of cash acquired. The adsorber business manufactures products used in the field of therapeutic apheresis. These therapies are similar to kidney dialysis treatment in that they consist of excorporeal blood treatment. In accordance with the requirements of the pooling agreements relating to our outstanding Ordinary shares and Prefered shares, the acquisition of the Fresenius AG adsorber business was approved by our independent directors.

Other Interests

      During 1999, we granted a member of our management board a five-year unsecured loan in the amount of $2 million, with interest at 6.0% per annum. This loan was repaid in 2003.

      Prof. Dr. Bernd Fahrholz, a member of our supervisory board, was the chairman of the management board of Dresdner Bank AG until 2003 and Dr. Manfred Schaudwet, the retired Executive Manager of Dresdner Bank AG, is a member of the supervisory board of Fresenius AG. See “— Security Ownership of Certain Beneficial Owners of Fresenius AG.” Dresdner Bank AG, through its New York and Cayman branches, is a documentation agent and one of the joint lead arrangers and book managers under 2003 Senior Credit Agreement. It was also one of four co-arrangers of our prior principal credit agreement and one of the managing agents under that facility. Dresdner Bank AG also acts as custodian under the deposit agreement for the ADSs evidencing our Ordinary shares and under the deposit agreement for the ADSs evidencing our Preference shares, and an affiliate of Dresdner Kleinwort Wasserstein Securities LLC (a wholly-owned subsidiary of Dresdner Bank AG) is the New York Stock Exchange specialist for the ADSs evidencing our Ordinary shares.

      Dr. Dieter Schenk, Deputy Chairman of our supervisory board and a member of the supervisory board of Fresenius AG, is a partner in the law firm of Nörr Stiefenhofer Lutz, which has provided legal services to Fresenius AG and Fresenius Medical Care. See “— Security Ownership of Certain Beneficial Owners of Fresenius AG.” Dr. Schenk is one of the executors of the estate of Mrs. Else Kröner. Vermögensverwaltungsgesellschaft Nachlass Else Kröner mbH, a charitable foundation established under the will of Mrs. Kröner, owns the majority of the voting shares of Fresenius AG.

Products

      During 2003, we recognized $27.3 million of sales to Fresenius AG and its affiliates. We made purchases from Fresenius AG in the amount of $27.2 million during 2003.

Item 8.  Financial information

      The information called for by parts 8.A.1 through 8.A.6 of this item is in the section beginning on Page F-1.

8.A.7.  Legal Proceedings

      This section describes material legal actions and proceedings relating to us and our business.

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

      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be our obligation. In particular, W. R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W.R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years Grace deducted approximately $122 million in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21 million of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation and that W.R. Grace & Co. is seeking a settlement of the Service’s claims. Subject to certain representations made by W.R. Grace & Co.,

Fresenius Medical Care AG and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify us against this and other pre-Merger and Merger related tax liabilities.

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

      In 2003, we reached an agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to us that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and we will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, we will pay a total of $115 million to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (formerly known as Grace Holding, Inc.). We are engaged in litigation with Sealed Air Corporation (“Sealed Air”) to confirm the our entitlement to indemnification from Sealed Air for all losses and expenses incurred by us relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of our payment obligation, this litigation will be dismissed with prejudice.

      On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that we do not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against us for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against us seeking monetary damages and injunctive relief, and alleging that we willfully infringed on Baxter’s patents. We believe our claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on our business, financial condition, and results of operations.

Other Litigation and Potential Exposures

      From time to time, we are a party to or may be threatened with other litigation arising in the ordinary course of our business. Management regularly analyzes current information including, as applicable, our defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

      We, like other health care providers, conduct our operations under intense government regulation and scrutiny. We must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. We must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from ours or the manner in which we conduct our business. In the U.S. enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, we expect that our business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and expect continuing inquiries, claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

      We operate many facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely upon our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. On occasion, we may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

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

      We have also had claims asserted against us and had lawsuits filed against us relating to businesses that we have acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. We have asserted our own claims, and claims for indemnification. Although the ultimate outcome cannot be predicted at this time, an adverse result could have a material adverse effect upon our business, financial condition, and results of operations.

Accrued Special Charge for Legal Matters

      At December 31, 2001, we recorded a pre-tax special charge of $258 million to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While we believe that our remaining accruals reasonably estimate our currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that our actual costs incurred will not exceed the amount of this accrual.

8.A.8.     Dividend Policy

      We generally pay annual dividends on both our Preference shares and our Ordinary shares in amounts that we determine on the basis of the prior year unconsolidated earnings of Fresenius Medical Care AG as shown in the statutory financial statements that we prepare under German law, subject to authorization by a resolution to be passed at our general meeting of shareholders. Under our articles of association, the minimum dividend payable on the Preference shares is € 0.12 per share and, if we declare dividends, holders of our Preference shares must receive € 0.06 per share more than the dividend on an Ordinary share. Under German law, we must, in all cases, pay the annual dividend declared on our Preference shares before we pay dividends declared on our Ordinary shares.

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

Per Share Amount	2003	2002	2001

Preference share	€0.94	€0.91	€0.84
Ordinary share	€1.00	€0.85	€0.78

      We have announced that our managing board and our supervisory board have proposed dividends for 2003 payable in 2004 of € 1.08 per Preference share and € 1.02 per Ordinary share. These dividends are subject to approval by our shareholders at our annual general meeting to be held on May 27, 2004.

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

      None

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

      Since October 1, 1996, ADSs each representing one-third of an Ordinary share (the “Ordinary ADSs”), have been listed and traded on the New York Stock Exchange (“NYSE”) under the symbol FMS. Since November 25, 1996, ADSs, each representing one-third of a Preference share (the “Preference ADSs”), have been listed and traded on the NYSE under the symbol FMS- p. The Depositary for both the Ordinary ADSs and the Preference ADSs is Morgan Guaranty Trust Company of New York (the “Depositary”).

Trading on the Frankfurt Stock Exchange

      Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the most significant of the eight German stock exchanges. As of December 31, 2003, the most recent figures available, the shares of 5,730 companies traded on the official market, regulated market and the regulated unofficial market of the Frankfurt Stock Exchange. Of these 820 were German companies and 4,901 were foreign companies.

      Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 8:00 p.m., Central European Time (“CET”). Securities listed on the Frankfurt Stock Exchange generally trade in the auction market, but also change hands in interbank dealer markets. Prices are noted by publicly commissioned stock brokers who are members of the Frankfurt Stock Exchange, but who do not as a rule deal with the public. These prices are determined by out-cry. The prices of actively traded securities, including the shares of large corporations, are continuously quoted during trading hours. For all securities, a fixed price (Einheitspreis) is established at approximately midday on each day the Frankfurt Stock Exchange is open for business.

      FMC’s shares are traded on Xetra (Exchange Electronic Trading) in addition to being traded on the auction market. Starting on November 3, 2003, the Deutsche Börse AG shortened the trading hours for Xetra to between 9:00 a.m. and 5:30 p.m. CET instead of between 9:00 a.m. and 8:00 p.m. These hours are effective for one year, and will be reviewed after 6 months to decide if they should be continued. Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange may trade on the system. Private investors can trade on Xetra though their banks and brokers.

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

		Price per
		ordinary share (€)

		High	Low

2004	February	56.63	52.14
	January	58.03	52.16
2003	December	57.00	53.07
	November	54.99	49.06
	October	52.95	48.25
	September	53.77	45.61
2003	Fourth Quarter	57.00	48.25
	Third Quarter	53.77	42.00
	Second Quarter	50.90	39.32
	First Quarter	48.79	38.00
2002	Fourth Quarter	46.40	20.76
	Third Quarter	53.19	19.98
	Second Quarter	73.00	42.00
	First Quarter	71.21	56.00
2003	Annual	57.00	38.00
2002	Annual	73.00	19.98
2001	Annual	92.90	66.77
2000	Annual	103.60	72.40
1999	Annual	88.70	47.20

      The average daily trading volume of the Ordinary shares traded on the Frankfurt Stock Exchange during 2003 was 340,579 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On February 27, 2004, the closing sales price per Ordinary share on the Frankfurt Stock Exchange was €53.94, equivalent to $69.25 per Ordinary share.

      The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Preference shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange. As all shares on German stock exchanges trade in euro since January 4, 1999 (see the discussion under “Item 11. Quantitative and Qualitative Disclosures about Market Risk” with respect to the rates of exchange between the Dollar, euro and deutsche mark).

		Price per
		preference share (€)

		High	Low

2004	February	38.33	36.20
	January	40.95	35.84
2003	December	41.00	38.25
	November	40.17	35.26
	October	39.50	35.01
	September	40.50	33.80
	August	34.58	31.40
2003	Fourth Quarter	41.00	35.01
	Third Quarter	40.50	30.09
	Second Quarter	36.00	28.50
	First Quarter	35.60	27.36
2002	Fourth Quarter	33.80	15.80
	Third Quarter	38.00	15.17
	Second Quarter	53.90	33.10
	First Quarter	53.80	41.50
2003	Annual	41.00	28.50
2002	Annual	53.90	15.17
2001	Annual	65.25	46.01
2000	Annual	58.00	38.00
1999	Annual	43.50	30.30

      The average daily trading volume of the Preference shares traded on the Frankfurt Stock Exchange during 2003 was 34,456 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On February 27, 2004, the closing sales price per Preference share on the Frankfurt Stock Exchange was €36.49, equivalent to $46.84 per Preference share.

Trading on the New York Stock Exchange

      The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs on the NYSE:

		Price per
		ordinary ADS ($)

		High	Low

2004	February	23.90	21.90
	January	24.05	21.76
2003	December	23.54	21.53
	November	21.66	18.80
	October	20.39	18.90
	September	20.20	16.79
2003	Fourth Quarter	23.54	18.80
	Third Quarter	20.20	16.00
	Second Quarter	18.00	15.33
	First Quarter	17.49	13.20
2002	Fourth Quarter	15.20	7.04
	Third Quarter	18.10	6.70
	Second Quarter	21.60	14.20
	First Quarter	21.20	16.35
2003	Annual	23.54	13.20
2002	Annual	21.60	6.70
2001	Annual	28.30	19.80
2000	Annual	30.19	22.56
1999	Annual	29.87	15.81

      On February 27, 2004, the closing sales price per Ordinary ADS on the NYSE was $22.35.

      The table below sets forth, for the periods indicated, the high and low closing sales prices for the Preference ADSs on the NYSE:

		Price per
		preference ADS ($)

		High	Low

2004	February	16.05	14.95
	January	17.20	14.89
2003	December	16.68	15.20
	November	15.90	13.85
	October	15.11	13.74
	September	15.00	12.40
	August	12.44	11.50
2003	Fourth Quarter	16.68	13.74
	Third Quarter	15.00	11.50
	Second Quarter	12.60	10.90
	First Quarter	12.35	9.85
2002	Fourth Quarter	11.10	5.30
	Third Quarter	12.11	4.90
	Second Quarter	15.70	10.90
	First Quarter	15.68	12.46
2003	Annual	16.68	9.85
2002	Annual	15.70	4.90
2001	Annual	19.64	14.00
2000	Annual	16.91	13.25
1999	Annual	16.75	11.25

      On February 27, 2004, the closing sales price per Preference ADS on the NYSE was $15.15.

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

      Our Preference shares do not have any voting rights, except as described in this paragraph. If we do not pay the minimum annual dividend payable on the Preference shares for any year in the following year, and we do not pay both the dividend arrearage and the dividend payable on the Preference shares for the following year in full in the next following year, then the Preference shares shall have the same voting rights as the Ordinary shares (one vote for each share held or for each three ADSs held) until all Preference share dividend arrearages are fully paid up. In addition, holders of Preference shares are entitled to vote on any matters affecting their preferential rights, such as changes in the rate of the preferential dividend. Any such vote requires the affirmative vote of 75% of the votes cast in a meeting of holders of Preference shares.

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

Description of American Depositary Receipts

      Morgan Guaranty Trust Company of New York, a New York banking corporation, is the depositary for our Ordinary shares and our Preference shares. Each ADS represents an ownership interest in one-third of one Ordinary share or one Preference share. We deposit the underlying shares with the custodian, as agent of the depositary, under the deposit agreements among ourselves, the depositary and all of the ADS holders of the applicable class. Each ADS also represents any securities, cash or other property deposited with the depositary but not distributed by it directly to ADS holders. The ADSs are evidenced by securities called American depositary receipts or ADRs. An ADR may be issued in either book-entry or certificated form by the depositary. If an ADR is issued in book-entry form, owners will receive periodic statements from the depositary showing their ownership interest in ADSs.

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

C.  Material contracts

      For information regarding certain of our material contracts, see “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions.” For a description of our stock option plans, see “Item 6.E. Directors, Senior Management and Employees — Share Ownership — Options to Purchase our Securities.” For a description of our 2003 Senior Credit Agreement, see “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” Our material agreements also include the agreements that FMCH and certain of its subsidiaries entered into with the U.S. government when we settled a U.S. government investigation. Our Report on Form 6-K filed with the SEC on January 27, 2000 contains a description of the agreements comprising the settlement, including the plea agreements and a corporate integrity agreement in Part II, Item 5 — “Other Events — OIG Investigation,” which is incorporated herein by reference.

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

D.  Exchange controls

Exchange Controls and Other Limitations Affecting Security Holders.

      At the present time, Germany does not restrict the export or import of capital, except for investments in areas like Iraq, Serbia, Montenegro or Sierra Leone. However, for statistical purposes only, every resident individual or corporation residing in Germany must report to the German Federal Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany if such payment exceeds €12,500. In addition, residents must report any claims against, or any liabilities payable to, non-residents individuals or corporations, if such claims or liabilities, in the aggregate €5 million at the end of any month.

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

Taxation of Dividends

      For dividends distributed in 2004 out of profits earned in or before 2003, German corporations are required to withhold German tax on dividends in an amount equal to 20% of the gross amount paid to resident and non-resident stockholders. A partial refund of this 20% withholding tax can be obtained by Qualified Holders under the Income Tax Treaty (subject to certain limitations). Qualified Holders are generally subject to United States federal income tax on dividends paid by German corporations. Subject to applicable limitations of United States federal income tax law, Qualified Holders may be able to claim a foreign tax credit for certain German income taxes paid. The amount of the refund of German withholding tax and the determination of the foreign tax credit allowable against United States federal income tax generally depend on whether or not the Qualified Holder is a United States corporation owning at least 10% of the voting stock of Fresenius Medical Care AG (a “10% Holder”).

      In the case of any Qualified Holder other than a 10% Holder, the German withholding tax on the dividends paid in 2004 is partially refunded under the Income Tax Treaty, effectively reducing the withholding tax to 15% of the gross amount of the dividend. Thus, for each $100 of gross dividend paid by Fresenius Medical Care AG in

2004 to a Qualified Holder (other than a 10% Holder), the dividend after partial refund of the 20% withholding tax under the Income Tax Treaty will be subject to a German withholding tax of $15.

      In the case of a 10% Holder, the 20% German withholding tax on dividends paid in 2004 is reduced under the Income Tax Treaty to 5% of the gross amount of the dividend. Such 10% Holders may, therefore, apply for a refund of German withholding tax on the dividend paid in 2002 in the amount of 15% of the gross amount of the dividend. Subject to applicable limitations of United States federal income tax laws, a 10% Holder may be entitled to a foreign tax credit for the 5% German withholding tax on dividends and for the portion of the total income taxes (trade income tax and corporation income tax, including any surtax) paid by Fresenius Medical Care AG attributable to distributed profits.

      The German corporate imputation system that has provided German resident individual shareholders with a tax credit in respect of dividends paid by German corporations was recently repealed, effective with respect to dividends paid after 2002. Consequently, Qualified Holders are no longer be entitled to the additional 5% treaty refund with respect to such dividends. However, the German withholding tax was reduced to 20% with respect to such dividends.

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

      A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company. The rate of this surtax is 5.5%, which is 1.110% (5.5% 2/3 20%) of the gross dividend amount. Under the Income Tax Treaty, Qualified Holders are entitled to a full refund of this surtax.

Refund Procedures

      To claim the refund reflecting the current reduction of the German withholding tax from 20% to 15%, the additional 5% treaty refund and the refund of the effective 1.110% German surtax, when applicable, a Qualified Holder must submit (either directly or, as described below, through the U.S. transfer agent for Fresenius Medical Care shares or the Depository Trust Company) a claim for refund to the German tax authorities, with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt für Finanzen, 53221 Bonn-Beuel, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998.

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

      The U.S. transfer agent will receive and distribute dividends to Qualified Holders who hold Fresenius Medical Care shares of record and will perform administrative functions necessary to claim the refund reflecting the current reduction in German withholding tax from 20% to 15% (to 5% for 10% Holders), the additional 5%

treaty refund and the refund of the effective 1.110% German surtax, when applicable, for such holders. These arrangements may be amended or revoked at any time in the future.

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

      Upon a sale or other disposition of Fresenius Medical Care shares, a Qualified Holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount realized and the Qualified Holder’s adjusted tax basis in the Fresenius Medical Care shares. In the case of an individual Qualified Holder of Fresenius Medical Care shares, any such capital gain will be subject to a maximum United States federal income tax rate of 15%, if the individual Qualified Holder’s holding period in the Fresenius Medical Care shares is more than 12 months.

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

United States Information Reporting and Backup Withholding

      Dividends on Fresenius Medical Care shares, and payments of the proceeds of a sale of Fresenius Medical Care shares, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a 28% rate unless the Qualified Holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

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

Reimbursement Rates

      We obtained approximately 43% of our worldwide revenue for 2003 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.

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

      Our foreign exchange contracts contain credit risk, in that our bank counterparties may be unable to meet the terms of the agreements. We monitor the potential risk of loss with any one party from this type of risk. Our management does not expect any material losses as a result of default by the other parties. The table below provides information about our foreign exchange forward contracts at December 31, 2003. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts by year of maturity, the fair values of the contracts, which show the unrealized net gain (loss) on existing contracts as of December 31, 2003, and the credit risk inherent to those contracts with positive market values as of December 31, 2003. All contracts expire within 36 months after the reporting date.

Foreign Currency Risk Management

December 31, 2003

(USD in thousands)

	Nominal amount
					Fair	Credit
	2004	2005	2006	total	value	risk

Purchase of EUR against USD	502,273	14,427	359,743	876,443	91,858	91,858
Sale of EUR against USD	5,908	—	—	5,908	(428)	—
Purchase of EUR against others	240,798	21,685	—	262,483	10,759	11,738
Sale of EUR against others	29,529	—	—	29,529	66	234
Others	34,331	8,661	—	42,992	(71)	951

Total	812,839	44,773	359,743	1,217,355	102,184	104,781

      A summary of the high and low exchange rates for the Euro to U.S. dollars and the average exchange rates for the last five years is set forth below. The Deutsche Mark (“DM”) was replaced by the euro (“€”) in the foreign exchange markets beginning in 1999 at a fixed conversion rate of DM 1.95583 = €1.

	Year’s	Year’s	Year’s	Year’s
Year ending December 31,	High	Low	Average	Close

1999 $ per €	1.1790	1.0015	1.0658	1.0046
2000 $ per €	1.0388	0.8252	0.9236	0.9305
2001 $ per €	0.9545	0.8384	0.8956	0.8813
2002 $ per €	1.0487	0.8578	0.9454	1.0487
2003 $ per €	1.2630	1.0377	1.1312	1.2630

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

      Our subsidiary, National Medical Care, has entered into dollar interest rate swap agreements with various commercial banks for notional amounts totaling $950 million as of December 31, 2003. National Medical Care entered into all of these agreements for purposes other than trading.

      The dollar interest rate swaps effectively change National Medical Care’s interest rate exposure on the majority of its variable-rate loans under our senior credit agreement ($912 million outstanding as of December 31, 2003), loans extended to us by Fresenius AG ($30 million outstanding as of December 31, 2003), and the drawdowns under our receivables financing facility (drawn as of December 31, 2003, $158 million) to a fixed interest rate of 5.45%. Our accounts receivable financing facility has been reflected in our consolidated financial statements as a reduction to accounts receivable.

      The dollar interest rate swap agreements expire at various dates between January 2004 and December 2009. At December 31, 2003, the fair value of these agreements is $(71.3) million.

      The table below presents principal amounts and related weighted average interest rates by year of maturity for the various dollar interest rate swap agreements and for our significant fixed-rate long-term debt obligations.

Dollar Interest Rate Exposure

December 31, 2003

(U.S. dollars in millions)

								Fair Value
								Dec. 31,
	2004	2005	2006	2007	2008	Thereafter	Totals	2003

Principal payments on Senior Credit Agreement	68	104	104	254	4	378	$912	$912
Variable interest rate = 3.15%
Interest rate swap agreements
Notional amount	150		250	200	100	250	950	(71)
Average fixed pay rate = 5.45%	6.51%		4.60%	6.61%	4.86%	4.99%	5.45%
Receive rate = 3-month $LIBOR
Company obligated mandatorily redeemable preferred securities of subsidiaries
Fresenius Medical Care Capital Trusts
Fixed interest rate = 7.875%/issued in 1998					450		450	477
Fixed interest rate = 7.375%/issued in 1998 (denominated in DEM)					194		194	205
Fixed interest rate = 7.875%/issued in 2001						225	225	241
Fixed interest rate = 7.375%/issued in 2001 (denominated in EUR)						379	379	402

      Our subsidiaries FMC Japan and Fresenius Kawasumi have entered into Yen denominated interest rate swap agreements and a Yen-denominated interest rate cap agreement with a commercial bank for a notional amount of Yen 1,885 million as of December 31, 2003. The swaps change FMC Japan’s and Fresenius Kawasumi’s interest rate exposures on their variable-rate bank loans (Yen 1,249 million outstanding as of December 31, 2003) to a fixed interest rate of 2.99% on average. The Yen denominated interest rate swap agreements expire between March 2009 and June 2011. The cap agreement limits the interest rate risk for a notional amount of Yen 636 million as of December 31, 2003 to 2.8%. At December 31, 2003, the fair value of these agreements is $(0.47) million. The terms of the Yen-denominated interest rate hedge agreements, especially the notional amounts outstanding at any specific point of time, match the terms of the bank loans which have been borrowed from the same bank that is counterparty in the swap and cap agreements. The amount of the bank borrowings and the notional amounts of both the swap agreements and the cap agreement always coincide until the final maturities when the bank debts are completely repaid and the swap and cap agreements expire.

Item 12.	Description of Securities other than Equity Securities

      Not applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

      None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

      None

Item 15.	Controls and Procedures

      The Company’s management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, as contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation.

Item 16A.	Audit Committee Financial Expert

      Although our supervisory board has not officially named a “audit committee financial expert,” three of the audit committee members could qualify under Item 16A of Form 20-F. All three of these audit committee members are independent as defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Item 16B.	Code of Ethics

      In 2003 our management board adopted through our worldwide compliance program a code of ethics, titled the Code of Business Conduct, which applies to members of the management board, including its chairman and the responsible member for Finance & Controlling, other senior officers and all Company employees. It is filed with this report as an exhibit.

Item 16C.	Principal Accountant Fees and Services

      In the annual meeting held on May 22, 2003, our shareholders appointed KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft (KPMG), Berlin and Frankfurt am Main, to serve as our independent auditors for the 2003 fiscal year. KPMG billed the following fees to us for professional services in each of the last two fiscal years:

	2003	2002
(in thousands)
Audit fees	$3,114	$2,387
Audit related fees	329	194
Tax fees	834	1,237
Other fees	224	50

Total	$4,501	$3,868

      “Audit Fees” are the aggregate fees billed by KPMG for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements, certifications of accounting-related internal controls, as well as advisory services associated with our financial reporting. “Tax Fees” are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services. Fees disclosed under the category “All Other Fees” are mainly related to our project “Internal Control over Financial Reporting” implementing the requirements of Section 404 of Sarbanes-Oxley Act of 2002. This category also includes training and other immaterial support services.

Audit Committee’s pre-approval policies and procedures

      Our Audit Committee nominates and engages our independent auditors to audit our financial statements. See also the description in “Item 6C. Directors, Senior management and Employees- Board Practices.” In 2003 our Audit Committee also adopted a policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Consulting Services, and Other Services that may be performed by our auditors as well as additional approval requirements based on fee amount.

      Our Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog and fee level, approves the request accordingly. We inform the Audit Committee about these approvals on a quarterly basis. Services that are not included in the catalog or exceed applicable fee level require pre-approval by the Audit Committee’s chairman or full Audit Committee on a case-by-case basis. Neither the chairman of our Audit Committee nor full Audit Committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

      Not applicable

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

      Not Applicable

PART III

Item 17.	Financial Statements

      Not applicable. See “Item 18. Financial Statements.”

Item 18.	Financial Statements

      The information called for by this item commences on Page F-1.

Item 19.	Exhibits

      Pursuant to the provisions of the Instructions for the filings of Exhibits to Annual Reports on From 20-F, the Registrant is filing the following exhibits:

      1.1   Amended Memorandum and Articles of Association (Satzung) of Fresenius Medical Care AG (Incorporated by reference to Exhibit 1.1 to the Registrant’s Report on Form 6-K filed August 14, 2003).

      2.1   Deposit Agreement between Morgan Guaranty Trust Company and Fresenius Medical Care AG dated August 5, 1996 relating to Ordinary Share ADSs (Incorporated by reference to Exhibit A to the Registrant’s Registration Statement on Form F-6, Registration No. 333-5356, filed August 5, 1996).

      2.2   Deposit Agreement between Morgan Guaranty Trust Company and Fresenius Medical Care AG dated as of November 22, 1996 relating to Preference Share ADSs (Incorporated by reference to Exhibit A to the Registrant’s Registration Statement on Form F-6, Registration No. 333-5928, filed October 30, 1996).

      2.3   FMC Ordinary Shares Pooling Agreement dated September 27, 1996 by and between Fresenius AG, Fresenius Medical Care AG and the individuals acting from time to time as Independent Directors. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 4, 1996).

      2.4   FMC Preference Shares Pooling Agreement dated November 27, 1996, by and between Fresenius AG, Fresenius Medical Care AG, and the individuals acting from time to time as Independent Directors. (Incorporated by reference to Exhibit 2.7 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1996, filed April 7, 1997).

      2.5   Senior Subordinated Indenture (U.S. Dollar denominated) dated as of February 19, 1998, among Fresenius Medical Care AG, FMC Trust Finance S.à.r.l. Luxembourg, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein. (Incorporated by reference to Exhibit 2.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.6   Senior Subordinated Indenture (DM denominated) dated as of February 19, 1998, among Fresenius Medical Care AG, FMC Trust Finance S.à.r.l. Luxembourg, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein. (Incorporated by reference to Exhibit 2.7 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.7   Declaration of Trust Establishing Fresenius Medical Care Capital Trust II, dated February 12, 1998. (Incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.8   Declaration of Trust Establishing Fresenius Medical Care Capital Trust III, dated February 12, 1998. (Incorporated by reference to Exhibit 2.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.9   First Amendment to Declaration of Trust Establishing Fresenius Medical Care Capital Trust III, dated February 12, 1998. (Incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.10 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust II, dated as of February 19, 1998. (Incorporated by reference to Exhibit 2.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.11 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust III, dated as of February 19, 1998. (Incorporated by reference to Exhibit 2.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.12 Guarantee Agreement dated as of February 19, 1998 between Fresenius Medical Care AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust II. (Incorporated by reference to Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.13 Guarantee Agreement dated as of February 19, 1998 between Fresenius Medical Care AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust III. (Incorporated by reference to Exhibit 2.9 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.14 Agreement as to Expenses and Liabilities between Fresenius Medical Care AG and Fresenius Medical Care Capital Trust II dated as of February 19, 1998. (Incorporated by reference to Exhibit 2.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.15 Agreement as to Expenses and Liabilities between Fresenius Medical Care AG and Fresenius Medical Care Capital Trust III dated as of February 19, 1998. (Incorporated by reference to Exhibit 2.11 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

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

      2.27 Receivables Purchase Agreement dated August 28, 1997 between National Medical Care, Inc. and NMC Funding Corporation. (Incorporated by reference to Exhibit 10.3 to FMCH’s Quarterly Report on Form 10-Q, for the three months ended September 30, 1997, filed November 4, 1997).

      2.28 Amendment dated as of September 28, 1998 to the Receivables Purchase Agreement dated as of August 28, 1997, by and between NMC Funding Corporation, as Purchaser and National Medical Care, Inc., as Seller. (Incorporated by reference to Exhibit 10.1 to FMCH’s Quarterly Report on Form 10-Q, for the three months ended September 30, 1998, filed November 12, 1998).

      2.29 Third Amended and Restated Transfer and Administrative agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Asset One Securitization, LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (filed herewith).

      2.30 Amended and Restated Credit Agreement dated as of February 21, 2003 among Fresenius Medical Care AG and Fresenius Medical Care Holdings, Inc., as borrowers and guarantors, the direct and indirect subsidiaries of Fresenius Medical Care AG named therein as additional borrowers and guarantors, Bank of America N.A., as Administrative Agent, Credit Suisse First Boston, acting through its Cayman Islands Branch, and Dresdner Bank AG New York and Grand Cayman Branches, as Co-Documentation Agents, JPMorgan Chase Bank and The Bank of Nova Scotia, as Co-Syndication Agents and the Lenders party thereto (incorporated by reference to Exhibit No. 4.1 to the Form 10-Q of Fresenius Medical Care Holdings, Inc. for the three months ended March 31, 2003 filed May 15, 2003).(1)

      2.31 Amendment No. 1 dated as of August 22, 2003 to the Amended and Restated Credit Agreement dated as of February 21, 2003 among Fresenius Medical Care AG and Fresenius Medical Care Holdings, Inc., as borrowers and guarantors, the direct and indirect subsidiaries of Fresenius Medical Care AG named therein as additional borrowers and guarantors, Bank of America N.A., as Administrative Agent, Credit Suisse First Boston, acting through its Cayman Islands Branch, and Dresdner Bank AG New York and Grand Cayman Branches, as Co-Documentation Agents, JPMorgan Chase Bank and The Bank of Nova Scotia, as Co-Syndication Agents and the Lenders party thereto (incorporated by reference to Exhibit 4.2 to the Form 10-Q of Fresenius Medical Care Holdings, Inc. for the three month period ended September 30, 2003 filed November 13, 2003).(1)

      4.1   Agreement and Plan of Reorganization dated as of February 4, 1996 between W.R. Grace & Co. and Fresenius AG. (Incorporated by reference to Appendix A to the Joint Proxy Statement-Prospectus of Fresenius Medical Care AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2, 1996).

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

      4.4   Post-Closing Covenants Agreement dated September 27, 1996 among Fresenius AG, W.R. Grace & Co., W.R. Grace & Co. — Conn., and Fresenius Medical Care AG. (Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1, filed on November 4, 1996).

      4.5   Lease Agreement for Office Buildings dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

      4.6   Lease Agreement for Manufacturing Facilities dated September 30, 1996 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt Schweinfurt KG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

      4.7   Lease Agreement for Manufacturing Facilities dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

      4.8   Transition Services Agreement dated September 27, 1996 by and between Fresenius AG and Fresenius Medical Care. (Incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

      4.9   Forms of Supply Agreements between subsidiaries of Fresenius AG and subsidiaries of Fresenius Medical Care AG. (Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

      4.10 Trademark License Agreement dated September 27, 1996 by and between Fresenius AG and Fresenius Medical Care AG. (Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

      4.11 Technology License Agreement (Biofine) dated September 27, 1996 by and between Fresenius AG and Fresenius Medical Care AG. (Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

      4.12 Cross-License Agreement dated September 27, 1996 by and between Fresenius AG and Fresenius Medical Care AG. (Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

      4.13 Lease Agreement for Office Buildings dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Daimler Str.). (Incorporated by reference to Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1996, filed April 7, 1997).

      4.14 Fresenius Medical Care AG 1996 Stock Incentive Plan , (incorporated by reference to the Registrant’s Registration Statement on Form S-8, dated October 1, 1996).

      4.15 Fresenius Medical Care AG Rollover Stock Option Plan (Incorporated by reference to the Registrant’s Registration Statement on Form S-8, dated September 30, 1996).

      4.16 Fresenius Medical Care AG 1998 Stock Incentive Plan adopted effective as of April 6, 1998. (Incorporated by reference to Exhibit 4.8 to the Registrant’s Report on Form 6-K for the three months ended March 31, 1998, filed May 14, 1998).

      4.17 Fresenius Medical Care AG Stock Option Plan of June 10, 1998 (for non-North American employees). (Incorporated by reference to Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F, for the year ended December 31, 1998, filed March 24, 1999).

      4.18 Fresenius Medical Care Aktiengesellschaft 2001 International Stock Incentive Plan (Incorporated by reference to Exhibit No. 10.17 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558

      4.19 Product Purchase Agreement, effective January 1, 2004 between Amgen, Inc. and National Medical Care, Inc. (filed herewith).(1)

      4.20 Corporate Integrity Agreement dated January 18, 2000 between FMCH and Office of the Inspector General of the Department of Health and Human Services. (Incorporated by reference to Exhibit 10.1 to FMCH’s Current Report on Form 8-K dated January 21, 2000).

      4.21 Settlement Agreement dated as of February 6, 2003 by and among Fresenius Medical Care AG, Fresenius Medical Care Holdings, National Medical Care, Inc., the Official Committee of Asbestos Personal Injury Claimants, and the Official Committee of Asbestos Property Damage Claimants of W.R.Grace & Co. (incorporated by reference to Exhibit No. 10.18 on Form 10-K of Fresenius Medical Care Holdings, Inc. for the year ended December 31, 2002 filed March 17, 2002).

      8.1   List of Significant Subsidiaries. Our significant subsidiaries are identified in “Item 4.C. Information on the Company — Orgnizational Structure.”

      11.1 Code of Business Conduct for Fresenius Medical Care AG, last revised in December, 2003 (filed herewith).

      12.1 Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

      12.2 Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

      13.1 Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.)

      14.1 Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (filed herewith).

      14.2 Pages 114-116 from the final prospectus of Fresenius Medical Care AG dated July 20, 2000, consisting of the information under the heading “DESCRIPTION OF THE POOLING AGREEMENTS” (incorporated by reference to Exhibit No. 10.2 on the registrants Form 20-F for the year ended December 31, 2002 filed March 18, 2003).

(1)	Confidential treatment has been requested as to certain portions of this document in accordance with the applicable rules of the Securities and Exchange Commission.

SIGNATURES

      The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

      DATE: March 2, 2004

FRESENIUS MEDICAL CARE
AKTIENGESELLSCHAFT

By:	/s/ DR. BEN LIPPS

Name: Dr. Ben Lipps
Title: Chairman of the Management Board

By:	/s/ LAWRENCE ROSEN

Name: Lawrence Rosen
Title: Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

To the Shareholders

Fresenius Medical Care Aktiengesellschaft

Hof an der Saale, Germany:

      We have audited the accompanying consolidated balance sheets of Fresenius Medical Care Aktiengesellschaft and subsidiaries (the “Company”) as of December 31, 2003 and 2002 and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2003. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

      As discussed in Note 1 to the consolidated financial statement, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Frankfurt am Main, Germany

February 10, 2004

/s/ KPMG

Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Fresenius Medical Care AG

Consolidated Statements of Operations

For the years ended December 31, 2003, 2002 and 2001
(in thousands, except share data)

	2003	2002	2001

Net revenue:
Dialysis Care	$3,978,344	$3,708,903	$3,557,234
Dialysis Products	1,549,165	1,375,194	1,302,084

	5,527,509	5,084,097	4,859,318
Costs of revenue:
Dialysis Care	2,871,592	2,713,341	2,521,075
Dialysis Products	827,014	714,736	699,123

	3,698,606	3,428,077	3,220,198
Gross profit	1,828,903	1,656,020	1,639,120
Operating expenses:
Selling, general and administrative	1,021,781	913,620	966,044
Research and development	49,687	47,433	35,700
Special charge for legal matters	—	—	258,159

Operating income	757,435	694,967	379,217
Other (income) expense:
Interest income	(19,089)	(18,053)	(14,305)
Interest expense	230,848	244,570	237,234

Income before income taxes and minority interest	545,676	468,450	156,288
Income tax expense	212,714	175,074	91,202
Minority interest	1,782	3,586	1,732

Net income	$331,180	$289,790	$63,354

Basic income per Ordinary share	$3.42	$3.00	$0.65

Fully diluted income per Ordinary share	$3.42	$3.00	$0.64

Basic income per Preference share	$3.49	$3.06	$0.70

Fully diluted income per Preference share	$3.49	$3.06	$0.69

See accompanying notes to consolidated financial statements.

Fresenius Medical Care AG

Consolidated Balance Sheets

At December 31, 2003 and 2002
(in thousands, except share data)

	2003	2002

Assets
Current assets:
Cash and cash equivalents	$48,427	$64,793
Trade accounts receivable, less allowance for doubtful accounts of $166,385 in 2003 and $159,763 in 2002	1,229,503	914,302
Accounts receivable from related parties	50,456	41,332
Inventories	444,738	372,222
Prepaid expenses and other current assets	253,365	239,172
Deferred taxes	179,639	189,879

Total current assets	2,206,128	1,821,700
Property, plant and equipment, net	1,089,146	917,868
Intangible assets	582,103	550,321
Goodwill	3,288,348	3,192,651
Deferred taxes	35,541	35,741
Other assets	302,054	261,668

Total assets	$7,503,320	$6,779,949

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$177,824	$185,949
Accounts payable to related parties	128,703	98,992
Accrued expenses and other current liabilities	553,830	469,228
Accrual for special charge for legal matters	138,154	191,130
Short-term borrowings	89,417	124,964
Short-term borrowings from related parties	30,000	6,000
Current portion of long-term debt and capital lease obligations	90,365	22,394
Income tax payable	178,111	178,690
Deferred taxes	26,077	18,027

Total current liabilities	1,412,481	1,295,374
Long-term debt and capital lease obligations, less current portion	1,111,624	1,089,210
Other liabilities	128,615	154,859
Pension liabilities	100,052	96,152
Deferred taxes	250,446	169,372
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	1,242,317	1,145,281
Minority interest	14,105	22,522

Total liabilities	4,259,640	3,972,770
Shareholders’ equity:
Preference shares, no par, €2.56 nominal value, 53,597,700 shares authorized, 26,213,979 issued and outstanding	69,616	69,540
Ordinary shares, no par, €2.56 nominal value, 70,000,000 shares authorized, issued and outstanding	229,494	229,494
Additional paid-in capital	2,741,362	2,736,913
Retained earnings	378,014	154,595
Accumulated other comprehensive loss	(174,806)	(383,363)

Total shareholders’ equity	3,243,680	2,807,179

Total liabilities and shareholders’ equity	$7,503,320	$6,779,949

See accompanying notes to consolidated financial statements.

Fresenius Medical Care AG

Consolidated Statements of Cash Flows

For the years ended December 31, 2003, 2002 and 2001
(in thousands)

	2003	2002	2001

Operating Activities:
Net income	$331,180	$289,790	$63,354
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Depreciation and amortization	216,377	210,555	323,503
Loss on early redemption of trust preferred securities, net of tax	—	11,777	—
Change in deferred taxes, net	91,312	58,449	(46,401)
(Gain) loss on sale of fixed assets	(50)	690	1,010
Compensation expense related to stock options	1,456	1,126	1,153
Cash inflow from Hedging	131,654	24,542	—
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	53,563	(13,124)	(117,093)
Inventories	(22,993)	(6,519)	(30,201)
Prepaid expenses, other current and non-current assets	60,155	17,670	(28,462)
Accounts receivable from/payable to related parties	7,199	3,228	8,854
Accounts payable, accrued expenses and other current and non-current liabilities	(92,316)	(42,518)	183,992
Income tax payable	(23,518)	(5,748)	64,539

Net cash provided by operating activities	754,019	549,918	424,248

Investing Activities:
Purchases of property, plant and equipment	(291,260)	(239,160)	(275,225)
Proceeds from sale of property, plant and equipment	14,826	37,783	24,195
Acquisitions and investments, net of cash acquired	(92,190)	(79,835)	(216,711)

Net cash used in investing activities	(368,624)	(281,212)	(467,741)

Financing Activities:
Proceeds from short-term borrowings	102,678	88,639	117,896
Repayments of short-term borrowings	(153,911)	(68,255)	(140,420)
Proceeds from short-term borrowings from related parties	94,787	49,120	20,588
Repayments of short-term borrowings from related parties	(70,787)	(58,125)	(223,566)
Proceeds from long-term debt	982,825	417,098	465,906
Principal payments of long-term debt and capital lease obligations	(968,888)	(246,566)	(517,877)
Payments on obligation related to 1999 Settlement	—	—	(85,920)
Proceeds from issuance of trust preferred securities	—	—	470,598
Redemption of trust preferred securities	—	(376,200)	—
(Decrease) increase of accounts receivable securitization program	(287,251)	3,249	(3,464)
Proceeds from exercise of stock options	1,600	550	6,391
Dividends paid	(107,761)	(76,743)	(65,782)
Redemption of Series D Preferred Stock of subsidiary	(8,906)	—	—
Change in other minority interest	(266)	2,095	(853)

Net cash (used in) provided by financing activities	(415,880)	(265,138)	43,497

Effect of exchange rate changes on cash and cash equivalents	14,119	(347)	(3,009)

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(16,366)	3,221	(3,005)
Cash and cash equivalents at beginning of period	64,793	61,572	64,577

Cash and cash equivalents at end of period	$48,427	$64,793	$61,572

See accompanying notes to consolidated financial statements.

Fresenius Medical Care AG

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2003, 2002 and 2001
(in thousands, except share data)

							Accumulated other
	Preference Shares		Ordinary Shares				comprehensive loss

					Additional	Retained	Foreign		Minimum
	Number of	No par	Number of	No par	paid in	earnings	currency	Cash Flow	Pension
	shares	value	shares	value	capital	(deficit)	translation	Hedges	Liability	Total

Balance at December 31, 2000	23,765,093	$63,644	70,000,000	$229,494	$2,634,606	$(56,024)	$(192,970)	$—	$—	$2,678,750
Issuance of Preference shares	2,250,000	5,498			93,485					98,983
Proceeds from exercise of options	161,415	371			6,020					6,391
Compensation expense related to stock options					1,153					1,153
Dividends paid						(65,782)				(65,782)
Comprehensive loss
Net income						63,354				63,354
Other comprehensive loss related to cash flow hedges								(50,683)		(50,683)
Foreign currency translation adjustment							(115,422)			(115,422)

Comprehensive loss										(102,751)

Balance at December 31, 2001	26,176,508	$69,512	70,000,000	$229,494	$2,735,265	$(58,452)	$(308,392)	$(50,683)	$—	$2,616,744
Proceeds from exercise of options	12,067	28			522					550
Compensation expense related to stock options					1,126					1,126
Dividends paid						(76,743)				(76,743)
Comprehensive income
Net income						289,790				289,790
Other comprehensive income related to:
Cash flow hedges								33,501		33,501
Foreign currency translation adjustment							(38,432)			(38,432)
Minimum pension liability									(19,357)	(19,357)

Comprehensive income										265,502

Balance at December 31, 2002	26,188,575	$69,540	70,000,000	$229,494	$2,736,913	$154,595	$(346,824)	$(17,182)	$(19,357)	$2,807,179
Proceeds from exercise of options	25,404	76			1,524					1,600
Compensation expense related to stock options					1,456					1,456
Dividends paid						(107,761)				(107,761)
Transaction under common control with Fresenius AG					1,469					1,469
Comprehensive income
Net income						331,180				331,180
Other comprehensive income related to:
Cash flow hedges								22,029		22,029
Foreign currency translation adjustment							200,578			200,578
Minimum Pension Liability									(14,050)	(14,050)

Comprehensive income										539,737

Balance at December 31, 2003	26,213,979	$69,616	70,000,000	$229,494	$2,741,362	$378,014	$(146,246)	$4,847	$(33,407)	$3,243,680

See accompanying notes to consolidated financial statements.

Fresenius Medical Care AG

Notes to Consolidated Financial Statements

(in thousands, except share data)

1.   The Company and Summary of Significant Accounting Policies

      Fresenius Medical Care AG and subsidiaries (“FMS” or the “Company”), is an integrated provider of kidney dialysis products and dialysis care. FMS was created by conversion of Sterilpharma GmbH, a limited liability company incorporated in 1975, into a stock corporation (Aktiengesellschaft). The resolutions for this conversion were adopted by a shareholder meeting on April 17, 1996. On September 30, 1996, FMS initiated a series of transactions to consummate an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace & Co. (“W.R. Grace”). Pursuant to that Agreement, Fresenius AG contributed Fresenius Worldwide Dialysis or FWD, its global dialysis business, including its controlling interest in Fresenius USA, Inc. (“FUSA”), in exchange for FMS Ordinary shares. Thereafter, FMS, in exchange for Ordinary shares, acquired: (i) all of the outstanding Common stock of W.R. Grace, whose sole business at the time of the transaction consisted of National Medical Care, Inc. (“NMC”), its global dialysis business; and (ii) the publicly-held minority interest of FUSA.

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

b)  Classifications

      Certain items in prior years’ consolidated financial statements may have been reclassified to conform with the current year’s presentation. Net operating results have not been affected by the reclassifications.

c)   Cash and Cash Equivalents

      Cash and cash equivalents represent cash and certificates of deposit with original maturity dates of three months or less at origination.

d)  Allowance for Doubtful Accounts

      Estimates for the allowances for accounts receivable from the dialysis service business are mainly based on past collection history. Specifically, the allowances for the North American services division are based on an analysis of collection experience, recognizing the differences between payors and aging of accounts receivable. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowances in the international segment and the products business are based on estimates and consider various factors, including aging, creditor and past collection history.

e)   Inventories

      Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or market value.

f)   Property, Plant and Equipment

      Property, plant, and equipment are stated at cost less accumulated depreciation. Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years for buildings and improvements with a weighted average life of 12 years and 3 to 15 years for machinery and equipment with a weighted average life of 8 years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2003, 2002, and 2001 was $920, $3,248 and $3,532, respectively.

g)  Goodwill and Intangible Assets

      In accordance with SFAS 141, Business Combinations, the Company applies the purchase method for all business combinations. Intangible assets acquired in a purchase method business combination are recognized and reported apart from goodwill, pursuant to the criteria specified by SFAS No. 141.

      The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Pursuant to SFAS No. 142, intangible assets with finite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (see m) Impairment).

      As of January 1, 2002, in accordance with SFAS No. 142, goodwill and identifiable intangibles with indefinite lives are no longer amortized, but tested annually for impairment. The Company identified trade names and management contracts as intangible assets with indefinite useful lives.

      To evaluate the recoverability of goodwill, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. At least once a year the Company compares the fair value of each reporting unit to the reporting unit’s carrying amount. Fair value is determined using a discounted cash flow approach. In the case that the fair value of the reporting unit is less than its book value, a second step is performed which compares the fair value of the reporting unit’s goodwill to the carrying value of its goodwill. If the fair value of the goodwill is less than the book value, the difference is recorded as an impairment.

      To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the fair values of intangible assets with their carrying value. An intangible asset’s fair value is determined using a discounted cash flow approach and other appropriate methods.

h)  Derivative Financial Instruments

      The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by SFAS No. 138 and SFAS 149. The Company utilizes derivative financial instruments including forward currency contracts and interest rate swaps. SFAS No. 133 requires all derivatives to be recognized as assets or liabilities at fair value.

      Changes in the fair value of foreign currency forward contracts designated and qualifying as effective cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of the forecasted transaction in the same period as the forecasted transaction affects earnings.

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

i)   Foreign Currency Translation

      For purposes of these consolidated financial statements, the U.S. dollar is the reporting currency. The Company follows the provisions of SFAS No. 52, Foreign Currency Translation. Substantially all assets and liabilities of the parent company and all non-U.S. subsidiaries are translated at year-end exchange rates, while revenues and expenses are translated at exchange rates prevailing during the year. Adjustments for foreign currency translation fluctuations are excluded from net earnings and are reported in accumulated other comprehensive income. In addition, the translation adjustments of certain intercompany borrowings, which are considered foreign equity investments, are reported in accumulated other comprehensive income.

j)   Revenue Recognition Policy

      Dialysis care revenues are recognized on the date services and related products are provided and the payor is obligated to pay at amounts estimated to be received under reimbursement arrangements with third party payors. Medicare and Medicaid in North America and programs involving other government payors in the international segment are billed at pre-determined rates per treatment that are established by statute or regulation. Most non-governmental payors, including contracted managed care payors, are billed at our standard rates for services net of contractual allowances to reflect the estimated amounts to be received under reimbursement arrangements with these payors.

      Dialysis product revenues are recognized when title to the product passes to the customers either at the time of shipment, upon receipt by the customer or upon any other terms that clearly define passage of title. As product returns are not typical, no return allowances are established. In the event a return is required, the appropriate reductions to sales, accounts receivables and cost of sales are made.

      A minor portion of International product revenue are generated from arrangements which give the customer, typically a health care provider, the right to use dialysis machines. In the same contract the customer agrees to purchase the related treatment disposables at a price marked up from the standard price list. FMS does not recognize revenue for the delivery of the dialysis machine but recognizes revenue, including the mark-up on the sale of disposables.

k)  Research and Development expenses

      Research and development expenses are expensed as incurred.

l)   Income Taxes

      In accordance with SFAS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amount of the deferred tax assets unless it is more likely than not that such assets will be realized. (see Note 18)

m)  Impairment

      The Company calculates extraordinary amortization in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, The Company reviews the carrying value of its long-lived assets or asset groups with definite useful lives to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying value of an asset to the future net cash flow directly associated with the asset. If assets are considered to be impaired, the impairment recognized is the amount by which the carrying value exceeds the fair value of the asset. The Company uses various valuation factors, including market prices and present value techniques to assess fair value.

      In accordance with SFAS No. 144, long-lived assets to be disposed of by sale are reported at the lower of carrying value or fair value less cost to sell and depreciation is ceased. Long-lived assets to be disposed of other than by sale are considered to be held and used until disposal.

n)  Debt Issuance Costs

      Costs related to the issuance of debt are amortized over the term of the related obligation.

o)  Self-Insurance Programs

      The Company’s largest subsidiary is partially self-insured for professional, product and general liability, auto and worker’s compensation claims under which the company assumes responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported balances for the year include estimates of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.

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

      Approximately 43%, 43% and 42% of the Company’s worldwide revenues are paid by and subject to regulations under governmental health care programs, primarily Medicare and Medicaid, administered by the United States government in 2003, 2002, and 2001, respectively.

r)   Earnings per Preference share and Ordinary share

      Basic net income per Preference share and basic net income per Ordinary share for all years presented have been calculated using the two-class method required under U.S. GAAP based upon the weighted average number of Ordinary and Preference shares outstanding. Basic earnings per share are computed by dividing net income less preference amounts by the weighted average number of Ordinary shares and Preference shares outstanding during the year. Diluted earnings per share include the effect of all potentially dilutive Ordinary shares and Preference shares that would have been outstanding during the year.

      The awards granted under the Company’s stock incentive plans (see Note 17), are potentially dilutive equity instruments.

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

      The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock based employee compensation.

	2003	2002	2001

Net income:
As reported	$331,180	$289,790	$63,354
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1,456	1,126	1,153
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(9,583)	(11,951)	(13,223)

Pro forma	$323,053	$278,965	$51,284

Basic net income per:
Ordinary share
As reported	$3.42	$3.00	$0.65
Pro forma	$3.34	$2.88	$0.52
Preference share
As reported	$3.49	$3.06	$0.70
Pro forma	$3.41	$2.94	$0.57
Fully diluted net income per:
Ordinary share
As reported	$3.42	$3.00	$0.64
Pro forma	$3.34	$2.88	$0.51
Preference share
As reported	$3.49	$3.06	$0.69
Pro forma	$3.41	$2.94	$0.56

t)   Recent Pronouncements and Accounting Changes

      In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company adopted SFAS No. 143 as of January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on the Company’s financial statements.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds SFAS No. 4, SFAS No. 64 related to classifications of gains and losses on debt extinguishments such that most debt extinguishment gains and losses will no longer be classified as extraordinary. SFAS No. 145 also amends SFAS No. 13, with respect to certain sale-leaseback transactions. The Company adopted SFAS No. 145 in regard to SFAS No. 4 on January 1, 2003. In the first quarter of 2002, the Company recorded an extraordinary loss of approximately $11,800, net of taxes of approximately $7,700, as a result of the early redemption of debt (see Note 13). This loss is no longer presented as an extraordinary loss upon the adoption of SFAS No. 145. The Company adopted the other provisions of SFAS No. 145 effective April 1, 2002.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The standard requires companies to recognize costs associated with exit or disposal activities when liabilities are incurred. SFAS No. 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). This statement is applied prospectively to exit or disposal activities initiated after December 31, 2002.

      In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is, the obligation to stand ready to perform in the event that special triggering events or conditions occur. The initial recognition and measurement provisions are applicable prospectively to guarantees issued or modified after December 31, 2002. FIN 45 also clarifies and expands the disclosure requirements related to guarantees, including product warranties. FIN 45 does not materially impact the Company’s financial statements.

      On April 3, 2003, the Financial Accounting Standards Board issued SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003. This adoption did not have any impact on the Company’s financial statements.

      In May 2003, the Financial Accounting Standards Board issued SFAS No. 150 Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement requires an issuer to classify certain financial instruments with the characteristics of both liabilities and equity as a liability (or asset in some circumstances) instead of equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. This adoption did not have any impact on the Company’s financial statements.

      In December 2003 the Financial Accounting Standards Board issued SFAS No. 132 (revised 2003) Employers Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88 and 106. This statement extends the publishing rules for pension liabilities according to SFAS No. 132. The accounting and valuation principles remain unchanged.

      In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46R Consolidation of Variable Interest Rate Entities (revised) (“FIN 46R”) which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaced FASB Interpretation No. 46 Consolidation of Variable Interest Rate Entities which was issued in January 2003. The Company is required to apply FIN 46R for special purpose entities as of December 31, 2003 and for all other Variable Interest Entities (“VIEs”) as of March 31, 2004. The Company is not involved with any special purpose entity which required initial consolidation as of December 31, 2003 and will apply FIN 46R on March 31, 2004 for all VIEs. The Company is party to various arrangements with certain dialysis clinics to provide management services, financing and product supply. Some of these clinics are variable interest entities. Under FIN 46R these clinics will be consolidated if the Company is the primary beneficiary. The Company also participates in a joint venture which is engaged in the perfusion business. The arrangements with the joint venture partner are such that it qualifies as a variable interest entity and the Company is the primary beneficiary. These variable interest entities generate approximately $153,000 in annual revenue. This includes approximately $14,000 related to variable interest entities in which the Company is not the primary beneficiary. The Company has investments, other long term assets and receivables of approximately $42,000 which represent the Company’s maximum exposure to loss as a result of its involvement with the variable interest entities.

2.   Special Charge for 1999 Settlement

      On January 18, 2000, Fresenius Medical Care Holdings, Inc. (“FMCH”), NMC and certain other affiliated companies executed definitive agreements with the United States Government to settle (i) matters concerning violations of federal laws then under investigation and (ii) National Medical Care, Inc.’s claims with respect to outstanding Medicare receivables for intradialytic parenteral nutrition therapy (collectively, the “Settlement”).

      In 2001, FMCH made a final payment to the U.S. Government of $85,900 pursuant to the Settlement. In addition, FMCH received a final payment of $5,200 in the first quarter of 2001 from the U.S. Government, related to FMCH’s claims for outstanding Medicare receivables. A letter of credit, purchased to secure the settlement payment obligation, was closed out with the last payment.

3.   Special Charge for Legal Matters

      In the fourth quarter of 2001, the Company recorded a $258,159 ($177,159 after tax) special charge to address 1996 merger-related legal matters, estimated liabilities and legal expenses arising in connection with the W.R. Grace Chapter 11 Proceedings and the cost of resolving pending litigation and other disputes with certain commercial insurers.

      The Company accrued $172,034 principally representing a provision for income taxes payable for the years prior to the 1996 merger for which the Company has been indemnified by W.R. Grace, but may ultimately be obligated to pay as a result of W.R. Grace’s Chapter 11 Proceedings. In addition, that amount included the estimated costs of defending the Company in all litigation arising out of W.R. Grace’s Chapter 11 Proceedings. During the second quarter of 2003, the court supervising W.R. Grace’s Chapter 11 Proceedings approved the definitive settlement agreement entered into among the Company, the committees representing asbestos creditors and W.R. Grace.

      The Company included $55,489 in the special charge to provide for settlement obligations, legal expenses and the resolution of disputed accounts receivable relating to various insurance companies. In November of 2003, the Company settled without litigation all claims raised by the final group of insurance companies who had contacted the Company concerning allegations of inappropriate billing practices and misrepresentations. The cost of the settlement will be charged against previously established accruals (See Note 20).

      The remaining amount of the special charge ($30,636 pretax) was accrued mainly for (i) assets and receivables that are impaired in connection with other legal matters and (ii) anticipated expenses associated with the continued defense and resolution of the legal matters.

      Based on these developments, the Company has reduced its estimate for the settlement and related costs of the W.R. Grace Chapter 11 Proceedings by $39,000. This reduction of the provision for the W.R. Grace matter has been applied to the other components of the special charge (i.e. reserves for settlement obligations and disputed accounts receivable from commercial insurers and other merger-related legal matters described in this note).

      At December 31, 2003, there is a remaining balance of $138,154 for the accrual for the special charge for legal matters. The Company believes that these reserves are adequate for the settlement of all matters described above. During the year ended December 31, 2003, $52,976 in charges were applied against the accrued special charge for legal matters.

4.   Related Party Transactions

a)  Service Agreements

      The Company is party to service agreements with Fresenius AG, the majority shareholder, and certain affiliates of Fresenius AG to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, legal and environmental consultation and administration, insurance, central purchasing, tax services and treasury services. For the years 2003, 2002 and 2001, amounts charged by Fresenius AG to FMS under the terms of the agreements are $26,172, $23,012 and $19,117, respectively. FMS also provides certain services to Fresenius AG and certain affiliates of Fresenius AG, including research and development, plant administration, patent administration and warehousing. FMS charged $11,669, $10,142 and $6,134 for services rendered to Fresenius AG in 2003, 2002 and 2001, respectively.

      Under operating lease agreements entered into with Fresenius AG, FMS paid Fresenius AG $13,307, $10,401 and $9,239 during 2003, 2002 and 2001, respectively. The majority of the leases expire in 2006 with options for renewal.

b)  Financing Provided by Fresenius AG

      At December 31, 2003, the Company had short-term loans outstanding of $30,000, which bore interest at an average rate of 1.165%. At December 31, 2002, the Company had short-term loans outstanding of $6,000 which bore an average interest rate of 2.22%. Interest expense on these borrowings was, $59, $359 and $6,887 for the years 2003, 2002 and 2001, respectively.

c)   Products

      During the years ended December 31, 2003, 2002 and 2001, the Company recognized sales of $27,306, $25,986 and $24,063, respectively, to Fresenius AG and affiliates. During 2003, 2002 and 2001, the Company made purchases from Fresenius AG and affiliates in the amount of $27,228, $23,703 and $19,703, respectively.

d)  Acquisitions

      During the second quarter of 2003 the Company acquired Fresenius AG’s adsorber business for a purchase price of $23,735, net of cash acquired. The adsorber business manufactures products used in the field of therapeutic apheresis. These therapies are similar to kidney dialysis treatment in that they consist of extracorporeal blood treatments. The acquisition was accounted for as a transaction under common control.

e)   Other

      During 1999, the Company granted to a member of the management board a five-year unsecured loan of $2,000 with interest at 6.0% per annum. This loan was repaid in 2003.

      A member of the Company’s supervisory board is a partner in a law firm which provided services to the Company. The Company paid the law firm approximately $483, $292, and $368 in 2003, 2002 and 2001, respectively.

      A member of the Company’s supervisory board was the chairman of the management board of a bank that served as one of two joint global coordinators of a public offering of Preference shares conducted by the Company in 2000. An affiliate of the bank purchased Preference shares in a private offering in 2000 and, in 2001, affiliates of the bank served as co-lead manager, and as an initial purchaser of a global offering of trust preferred securities. The Company paid fees and commissions of $6,808 in total to the coordinators of the offering. The bank is also a lender and one of the Managing Agents under both the Company’s original senior credit agreement and the new senior credit agreement dated February 21, 2003 (see Note 11).

      The Vice Chairman of the Company’s supervisory board is a member of the supervisory board of Fresenius AG, the majority holder of FMS’s Ordinary shares. In May of 2003, the Chief Financial Officer of the Company resigned to assume the position of Chairman of the management board and CEO of Fresenius AG.

5.   Acquisitions and Investments

      The Company acquired certain health care and distribution facilities and other investments for a total consideration of $101,250, $87,876 and $461,079 in 2003, 2002 and 2001, respectively. All acquisitions have been accounted for as purchase transactions and, accordingly, are included in the results of operations from the dates of acquisition. The excess of the total acquisition costs over the fair value of the tangible net assets acquired was approximately $83,000, $82,000 and $367,000 for 2003, 2002 and 2001, respectively.

      During the year ended December 31, 2003, the Company acquired certain health care and distribution facilities, including the adsorber business of Fresenius AG for $92,190 in cash and assumed debt of $9,060.

      In 2002, the Company’s acquisitions principally involved individual dialysis clinics providing dialysis therapy. The consideration consisted of cash of $79,835 and assumed debt of $8,041.

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

6.   Sale of Accounts Receivable

      FMCH has an asset securitization facility (the “accounts receivable facility”) whereby certain receivables are sold to NMC Funding Corporation (“NMC Funding”), a wholly-owned subsidiary. NMC Funding then sells and assigns undivided percentage ownership interests in the receivables to certain bank investors. NMC Funding surrenders control over the ownership interests in the accounts receivables as a result of this sale. The ownership interests are removed from the consolidated balance sheets in accordance with SFAS No. 140. The retained interest in the accounts receivable is reflected on the face of the balance sheet net of uncollectable accounts to approximate fair value. The Company has a servicing obligation to act as collection agent on behalf of the bank investors. The accounts receivable facility was amended on October 23, 2003, extending its maturity to October 22, 2004.

      At December 31, 2003 and 2002, $157,998 and $445,249, respectively, had been received pursuant to such sales and are reflected as reductions to accounts receivable. NMC Funding pays interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. The effective interest rate was approximately 1.31% during 2003. Under the terms of the agreement, new interests in accounts receivable are sold without recourse as collections reduce previously sold accounts receivable. The costs related to such sales are expensed as incurred and recorded as interest expense and related financing costs.

7. Inventories

      As of December 31, 2003 and 2002, inventories consisted of the following:

	2003	2002

Raw materials and purchased components	$86,653	$79,760
Work in process	33,778	26,233
Finished goods	244,355	196,830
Health care supplies	79,952	69,399

Inventories	$444,738	$372,222

      Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately $220,204 of materials, of which $94,000 is committed at December 31, 2003 for 2004. The terms of these agreements run 1 to 6 years. Inventories as of December 31, 2003 include $30,894 of Erythropoietin (“EPO”) which is supplied by a single source supplier in the United States. Delays, stoppages, or interruptions in the supply of EPO could adversely affect the operating results of the Company. Revenues from EPO accounted for approximately 23% of total revenue in the North America segment for both 2003 and 2002.

8.   Property, Plant and Equipment

      As of December 31, 2003 and 2002, property, plant and equipment consisted of the following:

	2003	2002

Land and improvements	$28,109	$23,075
Buildings and improvements	694,327	586,251
Machinery and equipment	1,191,708	948,781
Machinery, equipment and rental equipment under capitalized leases	54,101	32,221
Construction in progress	58,509	62,257

	2,026,754	1,652,585
Accumulated depreciation	(937,608)	(734,717)

Property, plant and equipment, net	$1,089,146	$917,868

      Depreciation expense for property, plant and equipment amounted to $180,952, $158,126 and $147,945 for the years ended December 31, 2003, 2002 and 2001, respectively.

      Included in property, plant and equipment as of December 31, 2003 and 2002 were $98,243 and $89,754, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases. Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $29,654 and $16,222 at December 31, 2003 and 2002, respectively.

9. Intangible Assets and Goodwill

      As of December 31, 2003 and 2002, intangible assets other than goodwill consisted of the following:

	December 31,		December 31,
	2003		2002

	Gross		Gross		Average
	Carrying	Accumulated	Carrying	Accumulated	Useful
	Amount	Amortization	Amount	Amortization	Life

Amortizable Intangible Assets
Patient relationships	$258,408	$(208,890)	$249,069	$(191,571)	14
Patents	18,178	(15,056)	14,395	(12,317)	27
Distribution rights	23,920	(9,548)	10,226	(5,886)	12
Other	170,320	(86,318)	155,317	(72,217)	11

	$470,826	$(319,812)	$429,007	$(281,991)

	Carrying	Carrying
	Amount	Amount

Non-amortizable Intangible Assets
Tradename	221,720	220,249
Management contracts	209,369	183,056

	$431,089	$403,305

      The related amortization expenses (including amortization for goodwill, tradename and management contracts in 2001) are as follows:

Aggregate Amortization Expense

For the year ended December 31, 2001	$176,260

For the year ended December 31, 2002	$52,429

For the year ended December 31, 2003	$34,217

Estimated Amortization Expense

For the year ended December 31, 2004	$30,742

For the year ended December 31, 2005	$27,703

For the year ended December 31, 2006	$21,004

For the year ended December 31, 2007	$15,138

For the year ended December 31, 2008	$5,846

Goodwill

      Increases in the carrying amount of goodwill are a result of acquisitions totaling $60,738 (See Note 5). The segment detail is as follows:

	North
	America	International	Total

Balance as of January 1, 2002	2,899,398	206,324	3,105,722
Goodwill acquired, net	40,928	40,466	81,394
Currency Translation	—	5,535	5,535

Balance as of December 31, 2002	$2,940,326	$252,325	$3,192,651

Goodwill acquired, net	24,925	35,813	60,738
Reclassifications	(14,398)	(865)	(15,263)
Currency Translation	—	50,222	50,222

Balance as of December 31, 2003	$2,950,853	$337,495	$3,288,348

      Had the Company determined amortization expense under SFAS No. 142 in 2001, the Company’s net income in the year ended December 31, 2001 would have increased by $102,775 ($94,958 due to goodwill amortization, $7,817 and $7,817 due to amortization originally recorded on indefinite-life intangible assets) to $166,129. All income per Ordinary and Preference share, as reported in December 31, 2001 would have increased by $1.07 ($0.99 due to goodwill amortization, $0.08 due to amortization originally recorded on indefinite-life intangible assets) had the company adopted SFAS No. 142 as of January 1, 2001.

10.	Accrued Expenses and Other Current Liabilities

      As at December 31, 2003 and 2002 accrued expenses and other current liabilities consisted of the following:

	2003	2002

Accrued salaries and wages	$143,747	$121,212
Unapplied cash and receivable credits	65,624	63,773
Derivatives	51,446	28,656
Accrued insurance	45,015	48,165
Accrued operating expenses	41,236	33,369
Accrued interest	39,448	35,861
Withholding tax and VAT	25,818	20,538
Accrued physician compensation	19,844	19,211
Commissions	17,568	14,877
Deferred income	10,336	8,359
Bonuses and Rebates	10,122	10,324
Accrued legal and compliance costs	7,767	5,821
Other	75,859	59,062

Total accrued expenses and other current liabilities	$553,830	$469,228

11.	Debt and Capital Lease Obligations

Short term borrowings

      Short-term borrowings of $89,417 and $124,964 at December 31, 2003, and 2002, respectively, represent amounts borrowed by certain of the Company’s subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2003, and 2002 was 3.38% and 4.67%, respectively. For information regarding short-term borrowings from affiliates see Note 4b).

      Excluding amounts available under the Senior Credit Agreement (as described below), at December 31, 2003, FMS had $96,399 available under such commercial bank agreements. Some of these lines of credit are secured by the accounts receivable of FMS subsidiary that is party to the agreement and contain various covenants including, but not limited to, requirements for maintaining defined levels of working capital, net worth, capital expenditures and certain financial ratios.

Long-term borrowings

      As of December 31, 2003 and 2002, long-term debt and capital lease obligations consisted of the following:

	2003	2002

Senior Credit Agreement	$912,300	$861,900
Capital leases	9,919	10,645
Euro Notes	162,296	134,758
Other	117,474	104,301

	1,201,989	1,111,604
Less current maturities	(90,365)	(22,394)

	$1,111,624	$1,089,210

2003 Senior Credit Agreement

      On February 21, 2003, the Company entered into an amended and restated bank agreement (hereafter, the “2003 Senior Credit Agreement”) with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the “Lenders”), replacing the 1996 Senior Credit Agreement that was scheduled to expire at September 30, 2003. Under the terms of the 2003 Senior Credit Agreement, the Lenders made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $1,500,000. On August 22, 2003, the 2003 Senior Credit Agreement was amended (Amendment 1) so that, in effect, the aggregate amount of $1,500,000 was voluntarily reduced to $1,400,000 and the interest rate on a new term loan facility (Loan C, see below) was 25 basis points lower than on Loan B, which was repaid. The revolving loan facility and Loan A under the 2003 Senior Credit Agreement remain outstanding and were not affected by the amendment.

      The credit facilities are:

•	a revolving credit facility of up to $500,000 (of which up to $250,000 is available for letters of credit, up to $300,000 is available for borrowings in certain non-U.S. currencies, up to $75,000 is available as swing lines in U.S. dollars, up to $250,000 is available as a competitive loan facility and up to $50,000 is available as swing lines in certain non-U.S. currencies, the total of which cannot exceed $500,000) which will be due and payable on October 31, 2007.

•	a term loan facility (“Loan A”) of $500,000, also scheduled to expire on October 31, 2007. The terms of the 2003 Senior Credit Agreement require payments that permanently reduce the term loan facility. The repayment begins in the third quarter of 2004 and amounts to $25,000 per quarter. The remaining amount outstanding is due on October 31, 2007.

•	a term loan facility (“Loan B”) of $500,000 scheduled to expire in February 2010. Loan B was repaid as agreed in Amendment 1 to the 2003 Senior Credit Agreement under which the Lenders have made available to the Company a term loan facility (“Loan C”) in the amount of $400,000. The proceeds of Loan C, together with cash on hand, were used to permanently repay Loan B under the 2003 Senior Credit Agreement.

•	a term loan facility (“Loan C”) of $400,000 scheduled to expire February 21, 2010 subject to an early repayment requirement on October 31, 2007 if the Trust Preferred Securities due February 1, 2008 are not repaid or refinanced or their maturity is not extended prior to that date. The terms of Loan C require quarterly payments totaling $1,000 per quarter beginning with the third quarter of 2003.

      For the revolving credit facility and Loan A, interest is at a rate equal to LIBOR plus an applicable margin, or base rate, defined as the higher of the Bank of America prime rate or the Federal Funds rate plus 0.5% plus the applicable margin. The applicable margin is variable and depends on the ratio of the Company’s funded debt to EBITDA as defined in the 2003 Senior Credit Agreement. The initial interest rate for Loan B was LIBOR plus 2.5%. Fees are also payable at a percentage (initially 0.50%) per annum on the portion of the revolving credit facility not used. The initial interest rate for Loan C is LIBOR plus 2.25% or the base rate plus 1.25%, which is 25 basis points less than the former Loan B. In addition to scheduled principal payments, indebtedness outstanding under the 2003 Senior Credit Agreement will be reduced by portions of the net cash proceeds from certain sales of assets, securitization transactions other than the Company’s existing accounts receivable financing facility and the issuance of subordinated debt.

      The 2003 Senior Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Some of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain ratios defined in the agreement. Additionally, the 2003 Senior Credit Agreement provides for a dividend restriction which is $150,000 for dividends paid in 2004, and increases in subsequent years. In default, the outstanding balance under the 2003 Senior Credit Facility becomes immediately due and payable at the option of the Lenders. As of December 31, 2003, the Company is in compliance with all financial covenants under the 2003 Senior Credit Agreement.

Euro Notes

      In 2001, the Company issued four tranches of senior notes (“Euro Notes”) totaling €128,500 in aggregate principal amount. The first tranche was for €80,000 with a fixed interest rate of 6.16% and the second and third tranches were for €28,500 and €15,000, respectively, with variable interest rates that averaged 3.84.% in 2003 and 4.78% in 2002. The final tranche was for €5,000 at a fixed rate of 5.33%. All four tranches have a maturity date of July 13, 2005. Both floating rates are tied to the EURIBOR rate.

Annual Payments

      Aggregate annual payments applicable to the 2003 Senior Credit Agreement, Euro Notes, capital leases and other borrowings for the five years subsequent to December 31, 2003 (excluding the Company’s trust preferred securities) are:

2004	90,365
2005	293,017
2006	122,658
2007	282,813
2008	15,278
Thereafter	397,858

$1,201,989

12. Employee Benefit Plans

Defined Benefit Pension Plans

      The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in the Federal Republic of Germany, FMS’s pension obligations in Germany are unfunded. In the United States NMC’s non-contributory, defined benefit pension plan was curtailed in the first quarter of 2002. Each year FMCH contributes at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. There is no minimum funding requirement for FMCH for the defined benefit plan in 2004. The following tables provides a reconciliation of benefit obligations, plan assets, and funded status of the plans. Benefits paid as shown in the reconciliation of plan assets include only benefit payments from the Company’s funded benefit plans.

	2003	2002	2001

Change in benefit obligation:
Benefit obligation at beginning of year	$184,468	$169,623	$145,308
Translation loss (gain)	8,870	6,484	(1,483)
Service cost	3,486	5,137	13,251
Interest cost	13,419	11,208	10,210
Curtailment	0	(22,216)	—
Transfer of plan participants	1,356	84	(34)
Actuarial loss	33,563	17,764	6,127
Benefits paid	(3,922)	(3,616)	(3,756)

Benefit obligation at end of year	$241,240	$184,468	$169,623

Change on plan assets:
Fair value of plan assets at beginning of year	$83,191	$89,845	$88,817
Actual return on plan assets	13,898	(9,799)	(4,838)
Employer contributions	41,481	6,313	9,282
Benefits paid	(3,323)	(3,168)	(3,416)

Fair value of plan assets at end of year	$135,247	$83,191	$89,845

Funded status:	$105,994	$101,277	$79,778
Unrecognized net loss	(61,595)	(37,302)	(10,232)
Unrecognized prior service cost	—	—	3
Unrecognized transition obligation	—	(85)	(143)

Net amount recognized	$44,399	$63,890	$69,406

Calculation of Additional Minimum Liability(1)
Fair Value of plan assets	$135,247	$83,191	$89,845
Accumulated benefit obligation (ABO)	184,489	142,893	137,953

Minimum Liability	$49,242	$59,702	$48,108

	2003	2002	2001

Accrued benefit costs	$(6,411)	$27,440	$42,639

Additional Minimum Liability	$55,653	$32,262	$5,469

Thereof accumulated other comprehensive income	$55,653	$32,262	$5,469

Total pension liability (at December 31)	$100,052	$96,152	$74,875

Weighted — average assumptions for benefit obligation as of December 31:
Discount rate	6.14%	6.53%	7.22%
Rate of compensation increase	4.27%	4.28%	4.50%
Components of net period benefit cost:
Service cost	$3,486	$5,137	$13,251
Interest cost	13,419	11,208	10,210
Expected return on plan assets	(7,688)	(8,102)	(8,815)
Amortization of transition obligation	92	77	73
Amortization unrealized losses	3,971	183	188
Curtailment gain	—	(12,620)	—
Net amortization	—	—	(1,377)

Net periodic benefit costs	$13,280	$(4,117)	$13,530

Weighted — average assumptions for net periodic benefit cost for the year ended December 31
Discount rate	6.52%	7.12%	7.22%
Expected return of plan assets	8.50%	9.00%	9.94%
Rate of compensation increase	4.27%	4.28%	4.50%

(1)	this calculation refers only to companies with ABO in excess of plan assets

Plan Investment Policy and Strategy

      The investment strategy for the FMS North America pension plan is to earn a long-term rate of return on assets of at least 7.5% compounded annually while utilizing a target investment allocation of 50% equities and 50% long-term U.S. bonds.

      The investment policy considers that there will be a time horizon for invested funds of more than 5 years. The total portfolio will be measured against a policy index that reflects the asset class benchmarks and the target asset allocation. The performance benchmarks for the separate asset classes include: S&P 500 Index, Russell 2000 Growth Index, MSCI EAFE Index, Lehman U.S. Long Government/ Credit bond Index and the HFRI Fund of Funds Index. The following schedule describes FMCH’s allocation for its plans:

	Allocation 2003	Allocation 2002	Target allocation
	in %	in %	in %

Categories of plan assets
Equity securities	52%	56%	50%
Debt securities	48%	44%	50%
Total	100%	100%	100%

Long term
expected return

Overall expected long-term rate	7.50%

2004

Expected total contributions to plan assets for following year	$10,702

      The measurement date used to determine pension benefit measurements was December 31, 2003 for the plans in the United States and September 30, 2003 for the non-U.S. plans.

Defined Contribution Plans

      FMCH’s employees are eligible to join 401(k) savings plan. The Company’s total contributions for the years ended December 31, 2003, 2002 and 2001 was $14,754, $12,974 and $10,647, respectively.

13. Mandatorily Redeemable Trust Preferred Securities

      The Company originally issued Trust Preferred Securities through five Fresenius Medical Care Capital Trusts, statutory business trusts organized under the laws of the State of Delaware. FMS owns all of the common securities of these trusts. The sole asset of each trust is a senior subordinated note of a wholly-owned subsidiary of FMS and related guarantees by FMS, Fresenius Medical Care Deutschland GmbH (“D-GmbH”) and FMCH; D-GmbH and FMCH being the “Guarantor Subsidiaries”. The Trust Preferred Securities are guaranteed by FMS through a series of undertakings by the Company and the Subsidiary Guarantors.

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

      On February 14, 2002, the Company redeemed the entire $360,000 aggregate liquidation amount outstanding of its 9% Trust Preferred Securities due 2006. The terms of the securities, which were issued in 1996, provided for optional redemption commencing December 1, 2001 at a redemption price of 104.5% of the liquidation amount, plus distributions accrued to the redemption date. The Company redeemed the securities at a price of $1,045 per $1,000 liquidation amount plus accrued distributions of $18.25 per $1,000. At that time an extraordinary loss of $11,777 was recorded as a result of the early redemption of debt, consisting of $16,200 of redemption premium and $3,317 of write-off of associated debt issuance costs, net of a $7,740 tax benefit.

      As of January 1, 2003 the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections in regard to SFAS No. 4. As a result, the loss on the early redemption of the 9% Trust Preferred Securities is no longer presented as an extraordinary loss, but is presented in interest expense, with the related income tax effect included in income taxes.

      The Trust Preferred Securities outstanding as of December 31 are as follows:

				Mandatory
	Year	Stated	Interest	Redemption
	Issued	Amount	Rate	Date	2003	2002

Fresenius Medical Care Capital Trust II	1998	$450,000	7 7/8%	February 1, 2008	450,000	450,000
Fresenius Medical Care Capital Trust III	1998	DM 300,000	7 3/8%	February 1, 2008	193,728	160,858
Fresenius Medical Care Capital Trust IV	2001	$225,000	7 7/8%	June 15, 2011	222,150	221,766
Fresenius Medical Care Capital TrustV	2001	€300,000	7 3/8%	June 15, 2011	376,439	312,657

					$1,242,317	$1,145,281

14. Minority Interests

      At December 31, 2003 and 2002, minority interests were as follows:

	2003	2002

FMCH Preferred Stock:
Preferred Stock, $100 par value
6% Cumulative; 40,000 shares authorized; 36,460 issued and outstanding	$3,646	$3,646
8% Cumulative Class A; 50,000 shares authorized; 16,176 issued and outstanding	1,618	1,618
8% Noncumulative Class B; 40,000 shares authorized; 21,483 issued and outstanding	2,148	2,148
Preferred Stock, $0.10 par value
Noncumulative Class D; 100,000,000 shares authorized; 89,062,316 issued and outstanding	—	8,906

Sub-total FMCH minority interest	7,412	16,318
Other minority interest	6,693	6,204

Total minority interest	$14,105	$22,522

      On February 4, 2003, the Company and FMCH announced FMCH was exercising its right to redeem all of the outstanding shares of the Class D Preferred Stock (“Class D Shares”) of FMCH. The Class D Shares were issued to the common shareholders of W.R. Grace & Co. in connection with the 1996 combination of the worldwide dialysis business of Fresenius AG with the dialysis business of W.R. Grace to form the Company.

      Commencing on March 28, 2003, Class D Shares that were properly transferred to and received by the redemption agent were redeemed at a redemption price of $0.10 per share. FMCH redeemed the 89 million outstanding Class D Shares at a total cash outflow of approximately $8,900. This transaction had no earnings impact for the Company. After March 28, 2003 the Class D Shares ceased to be issued and outstanding shares of FMCH’s capital stock.

15. Shareholders’ Equity

Capital Stock

      As of December 31, 2003, the Company’s capital stock consisted of 26,213,979 Preference shares (53,597,700 shares authorized) without par value with a nominal amount of €2.56 per share totaling $69,616 and of 70,000,000 Ordinary shares without par value with a nominal amount of €2.56 per share totaling $229,494.

      As of December 31, 2002 and 2001, the Company’s capital stock was divided into 26,188,575 and 26,176,508 Preference shares (53,597,700 shares authorized) amounting to $69,540 and $69,512 respectively and 70,000,000 Ordinary shares amounting to $229,494.

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

      The authorized and issued number of Preference shares was impacted during the fiscal years 2003, 2002 and 2001 by the following transactions:

Approved Capital

      By resolution of the annual general meetings on May 30, 2000 and May 23, 2001, respectively, the management board, with the approval of the supervisory board, was authorized to increase nominal share capital by the maximum amount of:

      €30,720, corresponding to 12,000,000 Preference shares, by issuing new non-voting Preference shares for cash, new Approved Capital I. As of December 31, 2003, 12,000,000 Preference shares are available for issuance under Approved Capital I.

      €20,480, corresponding to 8,000,000 Preference shares, by issuing new non-voting Preference shares for cash or against contributions in kind, new Approved Capital II. As of December 31, 2003, 8,000,000 Preference shares are available for issuance under Approved Capital II.

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

Conditional Capital

      By resolution of the general meeting on May 23, 2001, FMS’s share capital was conditionally increased by up to € 10,240, divided into a maximum of 4,000,000 new non-voting Preference shares. This conditional capital increase may be issued only upon exercise of grants by employees under the FMC 2001 International Stock Incentive Plan. As of December 31, 2003 all 4,000,000 Preference shares are available for issue.

      In addition, conditional capital of a nominal amount of up to €9,216 representing 514,505 non-voting Preference shares is available for employees exercising rights granted under other stock-based compensation plans.

Dividends

      Under the German Stock Corporation Act, the amount of dividends available for distribution to shareholders is based upon the unconsolidated retained earnings of Fresenius Medical Care AG as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch).

      If no dividends were declared for two consecutive years after the year for which the Preference shares are entitled to dividends, then the holders of such Preference shares would be entitled to the same voting rights as holders of Ordinary shares until all arrearages are paid. In addition, the payment of dividends by FMS is subject to limitations under the 2003 Senior Credit Agreement (see Note 11).

      Cash dividends of $107,761 for 2002 in the amount of €1.00 per Preference share and €0.94 per Ordinary share were paid on May 23, 2003.

      Cash dividends of $76,743 for 2001 in the amount of €0.91 per Preference share and €0.85 per Ordinary share were paid on May 23, 2002.

      Cash dividends of $65,782 for 2000 in the amount of €0.84 per Preference share and €0.78 per Ordinary share were paid on May 24, 2001.

16. Earnings Per Share

      The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations. At December 31, 2001, the performance criteria for the 1998 Plan stock options granted in 2000 had not been met. Due to this, the stock options granted are excluded from the diluted earnings per share computations.

	2003	2002	2001

Numerators:
Net income	$331,180	$289,790	$63,354
less:
Preference on Preference shares	1,778	1,485	1,399

Income available to all class of shares	$329,402	$288,305	$61,955

Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000	70,000,000
Preference shares outstanding	26,191,011	26,185,178	26,035,330

Total weighted average shares outstanding	96,191,011	96,185,178	96,035,330
Potentially dilutive Preference shares	145,861	66,120	399,697

Total weighted average shares outstanding assuming dilution	96,336,872	96,251,298	96,435,027
Total weighted average Preference shares outstanding assuming dilution	26,336,872	26,251,298	26,435,027
Basic income per Ordinary share	$3.42	$3.00	$0.65
Plus preference per Preference share	0.07	0.06	0.05

Basic income per Preference Share	$3.49	$3.06	$0.70

Fully diluted income per Ordinary share	$3.42	$3.00	$0.64
Plus preference per Preference share assuming dilution	0.07	0.06	0.05

Fully diluted income per Preference share	$3.49	$3.06	$0.69

17. Stock Options

      In connection with the formation of FMS in 1996, certain options outstanding under stock option plans of W.R. Grace and FUSA were exchanged, for equivalent options with respect to FMS Ordinary shares (the “FMC Rollover Plan”).

      During the year ended December 31, 2003, 79,491 FMC Rollover Plan options were exercised by employees. In connection therewith, Fresenius AG transferred 26,497 Ordinary shares to employees and remitted $631 to the Company. The $631 has been accounted for as a capital contribution within additional paid in capital. Rollover Plan options for 24,927 Ordinary American Depository Shares were exercisable as of December 31, 2003 at a weighted average exercise price of $13.54.

Fresenius Medical Care Plan

      In connection with the formation of the Company, FMS adopted a stock incentive plan (the “FMC Plan”) for FMS’s key management and executive employees. The options have a ten year term and vest after three or five years. During 2003, no options were exercised. As of December 31, 2003, 53,389 options for preference shares were exercisable with a price range between $55.59 and $78.33 per share. Effective September 2001, no additional awards could be granted under the FMC Plan.

Fresenius Medical Care 98 Plan 1 and Plan 2

      During 1998, the Company adopted two stock incentive plans (“FMC 98 Plan 1” and “FMC 98 Plan 2”) for FMS’s key management and executive employees. Under FMC 98 Plan 1, eligible employees have the right to acquire Preference shares of the Company. Options granted under FMC 98 Plan 1 have a ten year term, and one third of them vest on each of the second, third and fourth anniversaries of the award date. The maximum number of Preference shares that may be issued under this plan is 2,443,333 less any shares issued under the FMC Plan. Any shares available due to forfeiture of grants under the FMC Plan would be considered available under FMC 98 Plan 1 as long as the total Preference shares issued under both plans does not exceed the 2,443,333 shares noted above.

      Under FMC 98 Plan 2, eligible employees have the right to acquire Preference shares (the “Options”) of the Company. The share price of the Preference share shall be equal to the average of the official daily quotation prices of the Preference shares on the Frankfurt Stock Exchange on the thirty days (30) of trading immediately prior to the date of grant of the Option. One third of an Option vests on each of the second, third and fourth anniversaries of the award date, provided that the Company achieves certain performance criteria for the full fiscal year following the grant date in comparison to its performance for the full fiscal year preceding the grant date. Options granted under FMC 98 Plan 2 have a 10-year term. The maximum number of Preference shares that may be issued under this plan is 2,500,000 shares, of which 500,000 are designated for management board members and 2,000,000 are for other managerial staff. Each Option is exercisable for one Preference share.

      The following table shows the number of Preference shares available and the price range (in $ and €) under FMC 98 Plan 1 and FMC 98 Plan 2:

	Options	Average	Average
	(in thousands)	price range	price range

FMC 98 Plan 1
Balance at December 31, 2001	1,690	€32.90-56.24	$41.55-71.03

Granted	—
Exercised	10	32.90-40.70	41.55-51.40
Forfeited	65	32.90-56.24	41.55-71.03

Balance at December 31, 2002	1,615	32.90-56.24	41.55-71.03

Exercised	8	32.90	41.55
Forfeited	110	32.90-56.24	41.55-71.03

Balance at December 31, 2003	1,497	€32.90-56.24	$41.55-71.03

Exercisable at December 31, 2003	1,446	€32.90-56.24	$41.55-71.03

FMC 98 Plan 2
Balance at December 31, 2001	782	€32.41-47.64	$40.93-60.17

Granted	—
Exercised	2	32.41-44.66	40.93-56.41
Forfeited	301	32.41-47.64	40.93-60.17

Balance at December 31, 2002	479	32.41-44.66	40.93-56.41

Exercised	17	32.41	40.93
Forfeited	26	32.41-44.66	40.93-56.41

Balance at December 31, 2003	436	€32.41-44.66	$40.93-56.41

Exercisable at December 31, 2003	436	€32.41-44.66	$40.93-56.41

      The following table summarizes information about stock options outstanding for both 98 Plans at December 31, 2003:

		Weighted average
	Options	remaining	Weighted average	Options	Weighted average
Range of exercise prices in $	outstanding	contractual life	exercise price	exercisable	exercise price

$40.01-45.00	565,038	5.50	$41.29	565,038	$41.29
$45.01-50.00	—	—	—	—	—
$50.01-55.00	117,217	5.90	51.63	117,217	51.63
$55.01-60.00	197,618	4.50	56.41	197,618	56.41
$60.01-65.00	531,438	6.63	61.83	486,117	61.84
$65.01-70.00	16,712	7.25	66.05	11,142	66.05
$70.01-75.00	504,771	4.40	71.03	504,771	71.03

	1,932,794	5.46	$57.09	1,881,903	$56.95

      Proceeds totaling $969 from exercise of 8,648 shares under FMC 98 Plan 1 and 16,756 shares under FMC 98 Plan 2 in 2002 were recorded as a capital contribution. Effective September 2001, no additional grants or options can be awarded under FMC 98 Plan 1 or FMC 98 Plan 2.

Fresenius Medical Care 2001 International Stock Incentive Plan

      On May 23, 2001, by resolution of the annual general meeting, the FMC 98 Plans were replaced by a new plan. Under the terms of this new plan, convertible bonds with a principal of up to €10,240 may be issued to the members of the management board and other employees of the Company representing grants for up to 4 million non-voting Preference shares. The convertible bonds have a par value of €2.56 and are interest bearing at a rate of 5.5%. Purchase of the bonds may be funded by a non-recourse loan secured by the bond with respect to which the loan was made. The Company has the right to offset its obligation on a convertible bond against the employee obligation on the related loan; therefore, the convertible bond obligations and employee loan receivables are not reflected in the Company’s consolidated financial statements. The bonds mature in ten years and are generally convertible after four years. The bonds may be issued either as convertible bonds which are subject to a stock price target or convertible bonds without a stock price target. In the case of convertible bonds which are subject to a stock price target the conversion right is only exercisable if the quoted price of the Preference shares exceeds the quoted price at grant date by at least 25% at any given date subsequent to the date of the grant. Participants have the right to choose between convertible bonds with or without the stock price target. The number of convertible bonds awarded to those employees who select the bonds without a stock price target will be reduced by 15%. Each convertible bond entitles the holder thereof, upon payment of a conversion price to convert the bond into one Preference share. The conversion price of the convertible bonds which are not subject to the stock price target is determined by the average price of the Preference shares during the last 30 trading days prior to the date of grant. Up to 20% of the total amount available for the issuance of convertible bonds may be issued each year through May 22, 2006.

      The following table presents the number of Preference shares available and the average price range (in $ and €) under the FMC 2001 International Stock Incentive Plan.

	Bonds	Average	Average
	(in thousands)	price range	price range

FMC International Plan
Balance at December 31, 2001	720	53.27-73.72	67.28-93.11

Granted	771	25.13-43.16	31.74-54.51
Forfeited	23	56.42-73.72	71.26-93.11

Balance at December 31, 2002	1,468	€25.13-73.72	$31.74-93.11

Granted	622	29.10-37.02	36.75-46.76
Forfeited	87	25.13-73.72	31.74-93.11

Balance at December 31, 2003	2,003	€25.13-73.72	$31.74-93.11

Exercisable at December 31, 2003	212	€53.27-73.72	$67.28-93.11

Fair Value of Stock Options

      The per share weighted-average fair value of stock options granted during 2003, 2002 and 2001 was $14.26, $11.11 and $16.76, respectively, on the date of the grant using the Black-Scholes option-pricing model with the weighted-average assumptions presented below.

	2003	2002	2001

Weighted-average assumptions:
Expected dividend yield	2.60%	2.20%	1.50%
Risk-free interest rate	3.80%	3.80%	4.90%
Expected volatility	40.00%	40.00%	40.00%
Expected life of options	5.3 years	5.3 years	5.3 years

      The Company applies APB Opinion No. 25 in accounting for stock compensation and, accordingly, recognized compensation expense of $1,456, $1,126 and $1,153 for stock options granted in 2003, 2002 and 2001.

18. Income Taxes

      Income before income taxes and minority interest is attributable to the following geographic locations:

	2003	2002	2001

Germany	$78,124	$86,701	$123,141
United States	368,382	289,954	(60,930)
Other	99,170	91,795	94,077

	$545,676	$468,450	$156,288

      Income tax expense (benefit) for the years ended December 31, 2003, 2002, and 2001, consisted of the following:

	2003	2002	2001

Current:
Germany	$51,849	$29,367	$30,094
United States	22,346	53,878	87,923
Other	35,505	32,124	31,079

	109,700	115,369	149,097

Deferred:
Germany	(1,280)	10,069	7,651
United States	102,142	47,437	(72,455)
Other	2,152	2,198	6,909

	103,014	59,705	(57,895)

	$212,714	$175,074	$91,202

      Under the provisions applicable as a result of the Flood Victim Solidarity Law, for the fiscal year ended December 31, 2003 the Company is subject to German federal corporation income tax at a base rate of 26.5% (25% in 2002) plus a solidarity surcharge of 5.5% on federal corporation taxes payable. Because of this, the statutory rate for the year ended December 31, 2003 amounted to 27.96% compared to 26.375% in 2002.

      The increase of the base rate of German federal corporation income tax from 25% to 26.5% was enacted by the German government with the Flood Victim Solidarity Law in September 2002. This increase was effective only for 2003 and the tax rate returned to 25% on January 1, 2004.

      The difference in income tax expense from the amounts computed by applying the German federal corporation income tax rate, including the solidarity surcharge, on income before income taxes and minority interest (27.96% for fiscal year 2003, 26.375% for fiscal years 2002 and 2001, respectively) is as follows:

	2003	2002	2001

Computed “expected” income tax expense at the undistributed earnings rate	$152,571	$123,554	$41,221
Trade income taxes, net of German federal corporation income tax benefit	15,486	12,184	13,663
U.S. State income taxes, net of federal tax benefit	13,535	10,740	420
Tax free income	(12,155)	(11,078)	(5,327)
Non-deductible portion of special charge for legal matters	—	—	14,216
Amortization of non-tax deductible goodwill	—	—	19,678
Foreign tax rate differential	29,904	25,929	7,538
Non-deductible expenses	6,993	7,827	691
Other	6,380	5,918	(898)

Provision for income taxes	$212,714	$175,074	$91,202

Effective tax rate	39.0%	37.4%	58.4%

      The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31 are presented below:

	2003	2002

Deferred tax assets:
Accounts receivable, primarily due to allowance for doubtful accounts	$30,939	$25,962
Inventory, primarily due to additional costs capitalized for tax purposes, and inventory reserve accounts	28,126	21,368
Accrued expenses and other liabilities for financial accounting purposes, not currently tax deductible	110,921	129,154
Special charge for legal matters	48,199	46,580
Net operating loss carryforwards	40,237	47,971
Derivatives	27,685	42,370
Other	5,327	3,975

Total deferred tax assets	$291,432	$317,380
Less: valuation allowance	(28,084)	(23,229)

Net deferred tax assets	$263,348	$294,151

Deferred tax liabilities:
Accounts receivable, primarily due to allowance for doubtful accounts	$32,003	$20,207
Inventory, primarily due to inventory reserve accounts for tax purposes	8,706	6,646
Accrued expenses and other liabilities deductible for tax prior to financial accounting recognition	19,212	23,256
Plant and equipment, principally due to differences in depreciation	213,907	165,264
Derivatives	36,612	31,551
Other	14,251	9,006

Total deferred tax liabilities	324,691	255,930

Net deferred tax (liabilities) assets	$(61,343)	$38,221

      During 2003, the valuation allowance increased by $4,856. In 2002, the valuation allowance increased by $16,800 mainly attributable to currency exchange losses in Latin America.

      The expiration of net operating losses is as follows:

2004	$5,523
2005	12,165
2006	4,712
2007	9,043
2008	10,528
2009	11,929
2010	5,950
2011	2,477
2012	4,152
2013	1,764
Thereafter	40,874

Total	$109,117

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2003.

      Provision has not been made for additional taxes on approximately $267,763 undistributed earnings of foreign subsidiaries. The majority of these earnings have been, and will continue to be, permanently reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends; however, calculation of such additional tax is not practical. For fiscal years ending in 2004 and afterwards, dividends from German subsidiaries are 95% tax-exempt, i.e. 5% of dividend income is taxable for corporate tax purposes after recent German tax law changes. The effects of this new rule are estimated by management as negligible, as the majority of German investments are consolidated for tax purposes.

      A 5% income inclusion has also been introduced on capital gains realized from the disposition of shares in German and foreign corporations and applies to fiscal years ending in 2004. Management does not anticipate significant additional income taxation.

19. Operating Leases

      The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2016. Rental expense recorded for operating leases for the years ended December 31, 2003, 2002 and 2001 was $303,060, $270,082, and $237,174, respectively.

      In December 2003, the Company exercised an option to terminate an operating lease for certain manufacturing equipment in its Ogden, Utah, North American facility. The equipment was purchased for approximately $66,000 and is reflected as a capital expenditure in the accompanying consolidated statement of cash flows.

      Future minimum rental payments under noncancelable operating leases for the five years succeeding December 31, 2003 and thereafter are:

2004	$237,239
2005	208,087
2006	172,876
2007	119,575
2008	88,377
Thereafter	265,117

$1,091,271

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

      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the Company’s obligation. In particular, W.R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W.R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years Grace deducted approximately $122 million in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21 million of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District

Court ruling has denied interest deductions of a taxpayer in a similar situation and that W.R. Grace & Co. is seeking a settlement of the Service’s claims. Subject to certain representations made by W.R. Grace & Co., Fresenius Medical Care AG and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify the Company against this and other pre-Merger and Merger-related tax liabilities.

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

      In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115 million to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air”, formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

      On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that the Company does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against the Company for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against the Company seeking monetary damages and injunctive relief, and alleging that the Company willfully infringed on Baxter’s patents. The Company believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on the Company’s business, financial condition, and results of operations.

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

      The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which it conducts its business. In the U.S. enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and expects continuing inquiries, claims and litigation relating to our compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

      The Company operates many facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company’s reputation and business.

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

Accrued Special Charge for Legal Matters

      At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims (see Note 3). The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While the Company believes that its remaining accruals reasonably estimate its currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

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

      Changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted product purchases are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. After tax gains of $4,790 ($7,205 pretax) for the year ended December 31, 2003 are deferred in accumulated other comprehensive income and will be reclassified into earnings during 2004 and 2005. During 2003, the Company reclassified after tax gains of $1,179 ($1,302 pretax) from accumulated other comprehensive income into the statement of operations. As of December 31, 2003, the Company had purchased derivative financial instruments with a maximum maturity of 17 months to hedge its exposure to the variability in future cash flows associated with forecasted product purchases.

      Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges for forecasted intercompany financing transactions are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of selling, general and administrative costs in the same period in which the hedged transactions affect earnings. After tax gains of $43,139 ($70,865 pretax) for the year ended December 31, 2003 were deferred in accumulated other comprehensive income. The Company also entered into foreign currency forward contracts with a fair value of approximately $8,984 as of December 31, 2003 to hedge its currency exposure from intercompany loans. No hedge accounting is applied to these forward contracts. As of December 31, 2003, the Company had purchased foreign exchange forward contracts with a maximum maturity of 36 months. As of December 31, 2003, the notional volume of foreign currency forwards hedging intercompany loans was approximately $957,300. There is no material impact on earnings due to hedge ineffectiveness.

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

      The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in U.S. dollars into fixed interest rate payments. After taxes losses of $42,819 ($71,321 pretax) for the year ended December 31, 2003, were deferred in accumulated other comprehensive loss. Interest payable and interest receivable under the swap terms are accrued and recorded as an adjustment to interest expense at each reporting date. There is no material impact on earnings due to hedge ineffectiveness.

      As of December 31, 2003, the notional volume of U.S. dollar interest rate hedge contracts totaled $950,000. Those swap agreements, which expire at various dates between 2004 and 2009, effectively fix the Company’s variable interest rate exposure on the majority of the U.S. dollar-denominated revolving loans and outstanding obligations under the accounts receivable securitization program at an average interest rate of 5.45%.

      The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in Yen into fixed interest rate payments. After taxes losses of $264 ($457 pretax) for year ended December 31, 2003, were deferred in accumulated other comprehensive income. There is no material impact on earnings due to hedge ineffectiveness.

      As of December 31, 2003, the notional volume of Yen-denominated interest rate hedge contracts entered into in connection with a Yen-denominated floating rate borrowings by the Company’s Japanese subsidiaries totaled $17,600. The bank borrowings and the notional amounts of the hedge agreements always coincide until the final maturities when the bank debts are completely repaid and the hedge contracts expire.

      FMS is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The current credit exposure of derivatives is represented by the fair value of contracts with a positive fair value at the reporting date.

Fair Value of Financial Instruments

      The following table presents the carrying amounts and fair values of the Company’s financial instruments at December 31, 2003 and 2002. FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	2003		2002

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Nonderivatives
Assets
Cash and cash equivalents	$48,427	$48,427	$64,793	$64,793
Receivables	1,229,503	1,229,503	914,302	914,302
Liabilities
Accounts payable	306,527	306,527	284,941	284,941
Income taxes payable	178,111	178,111	178,690	178,690
Debt	1,039,693	1,039,693	976,846	976,846
Trust Preferred Securities	1,242,317	1,324,736	1,145,281	1,110,303
Notes	162,296	165,730	134,758	138,328
Derivatives:
Foreign exchange contracts	102,184	102,184	94,879	94,879
Dollar interest rate hedges	(71,255)	(71,255)	(99,183)	(99,183)
Yen interest rate hedges	(469)	(469)	(691)	(691)

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

      The Company’s long-term bank debt represents borrowings primarily from a syndicated bank credit facility. The long-term bank debt is valued at its carrying amount because the actual drawings under the facility carry interest on a variable basis which reflects actual money market conditions, plus specific margins which represent Company-related performance ratios as well as the entire set of terms and conditions including covenants as determined in the 2003 Senior Credit Agreement.

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

22. Other Comprehensive Income

      The changes in the components of other comprehensive income for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Year ended December 31,

	2003			2002			2001

		Tax			Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net	Pretax	Effect	Net

Other comprehensive income relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	28,237	(11,114)	17,123	51,018	(19,736)	31,282	(82,915)	32,980	(49,935)
Reclassification adjustments	8,091	(3,185)	4,906	2,995	(776)	2,219	(1,134)	386	(748)

Total other comprehensive income relating to cash flow hedges:	36,328	(14,299)	22,029	54,013	(20,512)	33,501	(84,049)	33,366	(50,683)

Foreign-currency translation adjustment	200,578	—	200,578	(38,432)	—	(38,432)	(115,422)	—	(115,422)

Minimum pension liability	(23,391)	9,341	(14,050)	(32,262)	12,905	(19,357)	—	—	—

Other comprehensive income (loss)	$213,515	$(4,958)	$208,557	$(16,681)	$(7,607)	$(24,288)	$(199,471)	$33,366	$(166,105)

23. Business Segment Information

      The Company has identified three segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and renal diagnostic services. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

      Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income. In addition to operating income, management believes that earnings before interest, taxes, depreciation and amortization (EBITDA) is helpful for investors as a measurement of the segment’s and the Company’s ability to generate cash and to service its financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in the Company’s 2003 Senior Credit Agreement, Euro Notes and indentures relating to the Company’s trust preferred securities. The information in the table below reconciles EBITDA for each of our reporting segments to operating income, which the Company considers to be the most directly comparable financial measure, calculated in accordance with U.S. GAAP.

      EBITDA should not be construed as an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows.

      Information pertaining to the Company’s business segments is set forth below. In 2001, for the purpose of segment reporting, EBITDA and operating income exclude special charges (see Note 3):

	North
	America	International	Corporate	Total

2003
Net revenue external customers	$3,854,606	$1,672,903	$—	$5,527,509
Inter — segment revenue	1,630	36,258	(37,888)	—

Total net revenue	3,856,236	1,709,161	(37,888)	5,527,509

EBITDA	651,729	348,712	(26,628)	973,813
Depreciation and amortization	(119,467)	(94,922)	(1,989)	(216,378)

Operating Income	532,262	253,790	(28,617)	757,435

Segment assets	5,286,902	2,176,039	40,379	7,503,320
Capital expenditures and acquisitions(1)	216,613	166,821	16	383,450
2002
Net revenue external customers	$3,747,529	$1,336,568	$—	$5,084,097
Inter — segment revenue	1,966	27,222	(29,188)	—

Total net revenue	3,749,495	1,363,790	(29,188)	5,084,097

EBITDA	630,377	291,587	(16,442)	905,522
Depreciation and amortization	(139,309)	(69,436)	(1,810)	(210,555)

Operating Income	491,068	222,151	(18,252)	694,967

Segment assets	5,019,281	1,735,945	24,723	6,779,949
Capital expenditures and acquisitions(2)	167,651	151,322	22	318,995
2001
Net revenue external customers	$3,602,468	$1,256,850	$—	$4,859,318
Inter — segment revenue	1,702	24,344	(26,046)	—

Total net revenue	3,604,170	1,281,194	(26,046)	4,859,318

EBITDA (adjusted)	692,906	292,147	(24,174)	960,879
Depreciation and amortization	(246,791)	(75,847)	(865)	(323,503)

Operating Income (adjusted)	446,115	216,300	(25,039)	637,376

Segment assets	5,017,131	1,445,956	52,923	6,516,010
Capital expenditures and acquisitions(3)	316,358	174,851	727	491,936

(1)	North America and International acquisitions exclude $3,995 and $5,065, respectively, of non-cash acquisitions for 2003.

(2)	International acquisitions exclude $8,041 of non-cash acquisitions for 2002.

(3)	North America and International acquisitions exclude $233,895 and $10,473, respectively, of non-cash acquisitions for 2001.

	2003	2002	2001

Reconciliation of measures to consolidated totals
Total EBITDA (adjusted) of reporting segments	$1,000,441	$921,964	$985,053
Total depreciation and amortization	(216,378)	(210,555)	(323,503)
Special charge for legal matters	—	—	(258,159)
Corporate expenses	(26,628)	(16,442)	(24,174)
Interest income	19,089	18,053	14,305
Interest expense	(230,848)	(244,570)	(237,234)

Total income before income taxes and minority interest	$545,676	$468,450	$156,288

Total operating income (adjusted) of reporting segments	786,052	713,219	662,415
Special charge for legal matters	—	—	(258,159)
Corporate expenses	(28,617)	(18,252)	(25,039)
Interest income	19,089	18,053	14,305
Interest expense	(230,848)	(244,570)	(237,234)

Total income before income taxes and minority interest	$545,676	$468,450	$156,288

Depreciation and amortization
Total depreciation and amortization of reporting segments	(214,389)	(208,745)	(322,638)
Corporate depreciation and amortization	(1,989)	(1,810)	(865)

Total depreciation and amortization	$(216,378)	$(210,555)	$(323,503)

      For the geographic presentation, revenues are attributed to specific countries based on the end user’s location for products and the country in which the service is provided. Information with respect to the Company’s geographic operations is set forth in the table below:

		United States	Rest of
	Germany	and Canada	the World	Total

2003
Net revenue external customers	$245,983	$3,854,606	$1,426,920	$5,527,509
Long-lived assets	148,375	4,145,453	883,752	5,177,580
2002
Net revenue external customers	$198,644	$3,747,529	$1,137,924	$5,084,097
Long-lived assets	125,615	4,038,613	673,333	4,837,561
2001
Net revenue external customers	$196,022	$3,602,468	$1,060,828	$4,859,318
Long-lived assets	111,935	4,042,406	547,348	4,701,689

24. Supplementary Cash Flow Information

      The following additional information is provided with respect to the consolidated statements of cash flows:

	2003	2002	2001

Supplementary cash flow information :
Cash paid for interest	$208,429	$208,271	$219,681

Cash paid for income taxes	$141,278	$126,429	$62,747

Supplemental disclosures of cash flow information :
Details for acquisitions:
Assets acquired	$152,570	$105,514	$540,241
Liabilities assumed	46,685	15,881	75,024
Transaction under common control with Fresenius AG	1,469	—	—
Notes assumed in connection with acquisition	9,060	8,041	144,889
Preference shares issued in connection with acquisition	—	—	99,479

Cash paid	95,356	81,592	220,849
Less cash acquired	3,166	1,757	4,138

Net cash paid for acquisitions	$92,190	$79,835	$216,711

25. Supplemental Condensed Combining Information

      FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of FMS, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMS and by Fresenius Medical Care Deutschland GmbH (“D-GmbH”), a wholly-owned subsidiary of FMS, and by FMCH, a substantially wholly-owned subsidiary of FMS (D-GmbH and FMCH being “Guarantor Subsidiaries”). The following combining financial information for the Company is as of December 31, 2003 and 2002 and for the year ended December 31, 2003, 2002 and 2001, segregated between FMS, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, FMS and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received. Separate financial statements and other disclosures concerning FMCH and D-GmbH are not presented herein because management believes that they are not material to investors.

	For the twelve months period ended December 31, 2003

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$823,632	$—	$5,630,923	$(927,046)	$5,527,509
Cost of revenue	—	520,605	—	4,098,272	(920,271)	3,698,606

Gross profit	—	303,027	—	1,532,651	(6,775)	1,828,903

Operating expenses:
Selling, general and administrative	(645,049)	114,074	—	883,745	669,011	1,021,781
Research and development	1,857	34,527	—	13,303	—	49,687

Operating income (loss)	643,192	154,426	—	635,603	(675,786)	757,435

Other (income) expense:
Interest, net	35,157	11,918	63,512	138,110	(36,938)	211,759
Other, net	229,988	83,283	(251,564)	—	(61,707)	—

Income before income taxes and minority interest	378,047	59,225	188,052	497,493	(577,141)	545,676
Income tax expense (benefit)	46,867	58,320	(25,405)	193,596	(60,664)	212,714

Income (loss) before minority interest	331,180	905	213,457	303,898	(516,477)	332,962
Minority interest	—	—	—	—	1,782	1,782

Net income (loss)	$331,180	$905	$213,457	$303,898	$(518,259)	$331,180

	For the year ended December 31, 2002

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$686,214	$—	$5,113,396	$(715,513)	$5,084,097
Cost of revenue	—	414,559	—	3,723,926	(710,408)	3,428,077

Gross profit	—	271,655	—	1,389,470	(5,105)	1,656,020

Operating expenses:
Selling, general and administrative	(23,892)	103,295	—	794,209	40,008	913,620
Research and development	198	34,745	—	12,490	—	47,433

Operating income	23,694	133,615	—	582,771	(45,113)	694,967

Other (income) expense:
Interest, net	22,582	6,881	69,412	163,746	(36,104)	226,517
Other, net	(316,026)	76,887	(202,966)	—	442,105	—

Income before income taxes and minority interest	317,138	49,847	133,554	419,025	(451,114)	468,450
Income tax expense (benefit)	27,348	48,378	(27,765)	169,349	(42,236)	175,074

Income before minority interest	289,790	1,469	161,319	249,676	(408,878)	293,376
Minority interest	—	—	—	—	3,586	3,586

Net income	$289,790	$1,469	$161,319	$249,676	$(412,464)	$289,790

	For the year ended December 31, 2001

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$620,730	$—	$4,865,630	$(627,042)	$4,859,318
Cost of revenue	—	367,771	—	3,471,425	(618,998)	3,220,198

Gross profit	—	252,959	—	1,394,205	(8,044)	1,639,120

Operating expenses:
Selling, general and administrative	5,012	97,530	—	855,786	7,716	966,044
Research and development	344	26,868	—	8,488	—	35,700
Special charge for Legal Matters	—	—	—	258,159	—	258,159

Operating (loss) income	(5,356)	128,561	—	271,772	(15,760)	379,217

Other (income) expense:
Interest, net	14,028	4,047	58,584	175,652	(29,382)	222,929
Other, net	(128,411)	72,969	44,106	—	11,336	—

Income before income taxes and minority interest	109,027	51,545	(102,690)	96,120	2,286	156,288
Income tax expense (benefit)	45,673	47,647	(23,434)	71,275	(49,959)	91,202

Income (loss) before minority interest	63,354	3,898	(79,256)	24,845	52,245	65,086
Minority interest	—	—	—	—	1,732	1,732

Net income (loss)	$63,354	$3,898	$(79,256)	$24,845	$50,513	$63,354

	At December 31, 2003

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$3	$300	$—	$48,124	$—	$48,427
Trade accounts receivable, less allowance for doubtful accounts	—	100,011	—	1,129,492	—	1,229,503
Accounts receivable from related parties	737,938	333,712	210,337	1,381,429	(2,612,960)	50,456
Inventories	—	126,810	—	370,737	(52,809)	444,738
Prepaid expenses and other current assets	7,496	15,928	23	229,847	71	253,365
Deferred taxes	—	—	—	156,542	23,097	179,639

Total current assets	745,437	576,761	210,360	3,316,171	(2,642,601)	2,206,128
Property, plant and equipment, net	37	95,962	—	1,023,169	(30,022)	1,089,146
Intangible assets	484	5,324	—	576,295	—	582,103
Goodwill	—	3,455	—	3,284,893	—	3,288,348
Deferred taxes	—	—	—	21,529	14,012	35,541
Other assets	3,757,515	347,348	3,651,635	483,658	(7,938,102)	302,054

Total assets	$4,503,473	$1,028,850	$3,861,995	$8,705,715	$(10,596,713)	$7,503,320

Current liabilities:
Accounts payable	$621	$26,540	$—	$150,663	$—	$177,824
Accounts payable to related parties	454,267	360,410	801,969	1,308,280	(2,796,223)	128,703
Accrued expenses and other current liabilities	49,182	73,072	2,328	427,708	1,540	553,830
Accrual for special charge for legal matters	—	—	—	138,154	—	138,154
Short-term borrowings	60	—	—	89,357	—	89,417
Short-term borrowings from related parties	—	—	—	30,000	—	30,000
Current portion of long-term debt and capital lease obligations	714	1,503	54,000	34,148	—	90,365
Income tax payable	96,875	—	—	80,588	648	178,111
Deferred taxes	20,236	4,630	—	11,040	(9,829)	26,077

Total current liabilities	621,955	466,155	858,297	2,269,938	(2,803,864)	1,412,481
Long term debt and capital lease obligations, less current portion	248,891	1,061	1,048,829	915,841	(1,102,998)	1,111,624
Long term borrowings from related parties	383,072	—	—	—	(383,072)	—
Other liabilities	—	4,779	—	114,762	9,074	128,615
Pension liabilities	834	49,543	—	54,993	(5,318)	100,052
Deferred taxes	5,041	4,328	—	235,297	5,780	250,446
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	—	—	—	1,242,317	—	1,242,317
Minority interest	—	—	7,412	—	6,693	14,105

Total liabilities	1,259,793	525,866	1,914,538	4,833,148	(4,273,705)	4,259,640
Shareholders’ equity:	3,243,680	502,984	1,947,457	3,872,567	(6,323,008)	3,243,680

Total liabilities and shareholders’ equity	$4,503,473	$1,028,850	$3,861,995	$8,705,715	$(10,596,713)	$7,503,320

	At December 31, 2002

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$488	$151	$—	$64,154	$—	$64,793
Trade accounts receivable, less allowance for doubtful accounts	—	101,294	—	813,008	—	914,302
Accounts receivable from related parties	616,292	269,637	207,337	1,254,944	(2,306,878)	41,332
Inventories	—	93,935	—	315,906	(37,619)	372,222
Prepaid expenses and other current assets	3,043	17,220	—	217,485	1,424	239,172
Deferred taxes	—	—	—	172,401	17,478	189,879

Total current assets	619,823	482,237	207,337	2,837,898	(2,325,595)	1,821,700
Property, plant and equipment, net	84	78,320	—	864,980	(25,516)	917,868
Intangible assets	759	5,535	—	544,027	—	550,321
Goodwill	—	2,869	—	3,189,782	—	3,192,651
Deferred taxes	—	—	—	22,778	12,963	35,741
Other assets	3,284,550	20,252	2,712,725	1,101,666	(6,857,525)	261,668

Total assets	$3,905,216	$589,213	$2,920,062	$8,561,131	$(9,195,673)	$6,779,949

Current liabilities:
Accounts payable	$434	$21,505	$—	$164,010	$—	$185,949
Accounts payable to related parties	384,456	303,039	761,733	1,135,046	(2,485,282)	98,992
Accrued expenses and other current liabilities	32,229	58,606	—	374,910	3,483	469,228
Accrual for special charge for Legal Matters	—	—	—	191,130	—	191,130
Short-term borrowings	13	—	—	124,951	—	124,964
Short-term borrowings from related parties	—	—	—	6,000	—	6,000
Current portion of long-term debt and capital lease obligations	—	1,771	—	20,623	—	22,394
Income tax payable	95,715	—	—	82,975	—	178,690
Deferred taxes	16,403	5,184	—	6,676	(10,236)	18,027

Total current liabilities	529,250	390,105	761,733	2,106,321	(2,492,035)	1,295,374
Long term debt and capital lease obligations, less current portion	249,416	1,985	435,529	897,620	(495,340)	1,089,210
Long term borrowings from related parties	315,979	—	—	—	(315,979)	—
Other liabilities	—	4,333	—	145,897	4,629	154,859
Pension liabilities	567	36,299	—	59,286	—	96,152
Deferred taxes	2,825	2,585	—	150,714	13,248	169,372
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	—	—	—	1,145,281	—	1,145,281
Minority interest	—	—	16,318	—	6,204	22,522

Total liabilities	1,098,037	435,307	1,213,580	4,505,119	(3,279,273)	3,972,770
Shareholders’ equity:	2,807,179	153,906	1,706,482	4,056,012	(5,916,400)	2,807,179

Total liabilities and shareholders’ equity	$3,905,216	$589,213	$2,920,062	$8,561,131	$(9,195,673)	$6,779,949

	For the twelve months period ended December 31, 2003

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$331,180	$905	$213,457	$303,897	$(518,259)	$331,180
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	386,166	—	(251,564)	—	(134,602)	—
Depreciation and amortization	1,989	26,995	—	196,831	(9,438)	216,377
Change in deferred taxes, net	1,898	(356)	—	96,630	(6,860)	91,312
Gain on sale of investments	(666,779)	(97)	—	—	666,876	—
Loss (gain) on sale of fixed assets	—	312	—	(362)	—	(50)
Compensation expense related to stock options	1,456	—	—	—	—	1,456
Cash Inflow from Hedging	109,108	—	—	22,546	—	131,654
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	19,688	—	33,875	—	53,563
Inventories	—	(12,252)	—	(19,892)	9,151	(22,993)
Prepaid expenses and other current and non-current assets	2,659	3,691	3,524	51,061	(780)	60,155
Accounts receivable from/payable to related parties	37,089	(12,005)	37,235	178	(55,298)	7,199
Accounts payable, accrued expenses and other current and non-current liabilities	1,198	7,473	2,328	(104,212)	897	(92,316)
Income tax payable	(16,571)	—	(25,405)	18,458	—	(23,518)

Net cash provided by (used in) operating activities	189,393	34,354	(20,425)	599,010	(48,313)	754,019

Investing Activities:
Purchases of property, plant and equipment	(16)	(28,781)	—	(272,004)	9,541	(291,260)
Proceeds from sale of property, plant and equipment	1	2,655	—	12,170	—	14,826
Disbursement of loans to related parties	(18,631)	—	(623,756)	—	642,387	—
Acquisitions and investments, net of cash acquired	(62,829)	(6,232)	—	(76,712)	53,583	(92,190)

Net cash (used in) provided by investing activities	(81,475)	(32,358)	(623,756)	(336,546)	705,511	(368,624)

Financing activities:
Short-term borrowings, net	41	—	—	(27,274)	—	(27,233)
Long-term debt and capital lease obligations, net	(6,077)	(1,889)	653,607	10,683	(642,387)	13,937
Decrease of accounts receivable securitization program	—	—	—	(287,251)	—	(287,251)
Proceeds from exercise of stock options	1,600	—	—	—	—	1,600
Dividends paid	(107,761)	—	—	(39,202)	39,202	(107,761)
Redemption of Series D Trust Preferred Stock of subsidiary	—	—	(8,906)	—	—	(8,906)
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	60,342	(60,342)	—
Change in minority interest	—	—	(520)	(1,528)	1,782	(266)

Net cash (used in) provided by financing activities	(112,197)	(1,889)	644,181	(284,231)	(661,745)	(415,880)

Effect of exchange rate changes on cash and cash equivalents	3,794	42	—	5,736	4,547	14,119

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(485)	149	—	(16,031)	—	(16,366)
Cash and cash equivalents at beginning of period	488	151	—	64,154	—	64,793

Cash and cash equivalents at end of period	$4	$300	$—	$48,124	$—	$48,427

	For the year ended December 31, 2002

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income	$289,790	$1,469	$161,319	$249,676	$(412,464)	$289,790
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(242,307)	—	(202,966)	—	445,273	—
Depreciation and amortization	1,810	20,170	—	195,153	(6,578)	210,555
Loss on early redemption of trust preferred securities, net of tax	2,057	—	—	9,720	—	11,777
Change in deferred taxes, net	(70)	(505)	—	52,187	6,837	58,449
Loss (gain) on sale of fixed assets	—	693	—	(3)	—	690
(Gain) loss on investments, net	(74,224)	189	—	—	74,035	—
Write-off of loans from related parties	36,531	—	—	—	(36,531)	—
Compensation expense related to stock options	1,126	—	—	—	—	1,126
Cash Inflow from Hedging	24,542	—	—	—	—	24,542
Changes in assets and liabilities, net of amounts from businesses acquired or disposed of:
Trade accounts receivable, net	—	(11,684)	—	(1,440)	—	(13,124)
Inventories	—	(3,586)	—	(4,752)	1,819	(6,519)
Prepaid expenses and other current and non-current assets	(1,621)	(1,211)	1,491	18,988	23	17,670
Accounts receivable from/ payable to related parties	79,893	14,916	68,441	(7,832)	(152,190)	3,228
Accounts payable, accrued expenses and other current and non-current liabilities	(456)	7,349	—	(51,589)	2,178	(42,518)
Income taxes payable	5,680	—	(27,765)	16,337	—	(5,748)

Net cash provided by operating activities	122,751	27,799	520	476,446	(77,598)	549,918

Investing Activities:
Purchases of property, plant and equipment	(22)	(26,999)	—	(221,900)	9,761	(239,160)
Proceeds from sale of property, plant and equipment	—	985	—	36,798	—	37,783
Disbursement of loans to related parties	36,220	—	—	—	(36,220)	—
Acquisitions and investments, net of cash acquired	(78,336)	—	—	(77,564)	76,065	(79,835)

Net cash used in investing activities	(42,138)	(26,014)	—	(262,666)	49,606	(281,212)

Financing activities:
Short-term borrowings, net	(652)	—	—	12,031	—	11,379
Long-term debt and capital lease obligations, net	(1,338)	(1,686)	—	137,336	36,220	170,532
Redemption of trust preferred securities	—	—	—	(376,200)	—	(376,200)
Increase of accounts receivable securitization program	—	—	—	3,249	—	3,249
Proceeds from exercise of stock options	550	—	—	—	—	550
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	76,085	(76,085)	—
Dividends paid	(76,743)	—	—	(62,639)	62,639	(76,743)
Change in minority interest	—	—	(520)	(971)	3,586	2,095

Net cash used in financing activities	(78,183)	(1,686)	(520)	(211,109)	26,360	(265,138)

Effect of exchange rate changes on cash and cash equivalents	(1,958)	19	—	(40)	1,632	(347)

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	472	118	—	2,631	—	3,221
Cash and cash equivalents at beginning of period	16	33	—	61,523	—	61,572

Cash and cash equivalents at end of period	$488	$151	$—	$64,154	$—	$64,793

	For the year ended December 31, 2001

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$63,354	$3,898	$(79,256)	$24,845	$50,513	$63,354
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	8,849	—	44,106	—	(52,955)	—
Depreciation and amortization	864	19,193	—	308,285	(4,839)	323,503
Change in deferred taxes, net	15,815	969	—	(60,018)	(3,167)	(46,401)
(Gain) loss on sale of fixed assets	—	(484)	—	1,494	—	1,010
Gain on sale of investments	(6,685)	—	—	—	6,685	—
Compensation expense related to stock options	1,153	—	—	—	—	1,153
Changes in assets and liabilities, net of amounts from businesses acquired or disposed of:
Trade accounts receivable, net	—	(7,049)	—	(110,044)	—	(117,093)
Inventories	—	(11,388)	—	(19,565)	752	(30,201)
Prepaid expenses, other current and non-current assets	(11,723)	(827)	1,491	(25,857)	8,454	(28,462)
Accounts receivable from/ payable to related parties	(114,829)	26,219	57,613	58,725	(18,874)	8,854
Accounts payable, accrued expenses and other current and non-current liabilities	(4,803)	899	—	187,140	756	183,992
Income taxes payable	(6,294)	—	(23,434)	94,267	—	64,539

Net cash (used in) provided by operating activities	(54,299)	31,430	520	459,272	(12,675)	424,248

Investing Activities:
Purchases of property, plant and equipment	(727)	(33,628)	—	(252,755)	11,885	(275,225)
Proceeds from sale of property, plant and equipment	23	1,180	—	22,992	—	24,195
Disbursement of loans to related parties	(460,652)	—	—	—	460,652	—
Acquisitions and investments, net of cash acquired	(50,297)	(417)	—	(205,242)	39,245	(216,711)

Net cash used in investing activities	(511,653)	(32,865)	—	(435,005)	511,782	(467,741)

Financing Activities:
Short-term borrowings, net	(518)	(448)	—	(224,536)	—	(225,502)
Payments on obligation related to 1999 Settlement	—	—	—	(85,920)	—	(85,920)
Long-term debt and capital lease obligations, net	625,877	2,539	—	(219,735)	(460,652)	(51,971)
Proceeds from issuance of trust preferred securities	—	—	—	477,169	(6,571)	470,598
Decrease of accounts receivable securitization program	—	—	—	(3,464)	—	(3,464)
Proceeds from exercise of stock options	6,391	—	—	—	—	6,391
Capital increase of Non-Guarantor-Subsidiaries	—	—	—	38,330	(38,330)	—
Dividends paid	(65,782)	—	—	(4,714)	4,714	(65,782)
Change in minority interest	—	—	(520)	(2,065)	1,732	(853)

Net cash provided by (used in) financing activities	565,968	2,091	(520)	(24,935)	(499,107)	43,497

Effect of exchange rate changes on cash and cash equivalents	(137)	(723)	—	(2,149)	—	(3,009)
Cash and Cash Equivalents:
Net decrease in cash and cash equivalents	(121)	(67)	—	(2,817)	—	(3,005)
Cash and cash equivalents at beginning of period	137	100	—	64,340	—	64,577

Cash and cash equivalents at end of period	$16	$33	$—	$61,523	$—	$61,572

Schedule II

Fresenius Medical Care AG

Valuations and Qualifying Accounts

(in thousands)

		(Reduction)
	Balance at	Charge to	Deductions/	Balance
	Beginning	Costs and	Write-offs/	at End
	of Period	Expenses	Recoveries	of Period

Allowance for doubtful accounts:
Year ended December 31, 2003	$159,763	$119,839	$113,217	$166,385
Year ended December 31, 2002	$138,128	$104,107	$82,472	$159,763
Year ended December 31, 2001	$111,181	$100,083	$73,136	$138,128

S-1