Form 20-F
period 2004-12-31
FRESENIUS MEDICAL CARE CORP
filed 2005-03-01
CIK 1019600

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
      SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-14444

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
          Preference Shares, no par value 26,296,086
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
Yes ☑     No ☐
          Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐     Item 18 ☑

i

INTRODUCTION
Forward Looking Statements
      This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are based upon our current expectations, assumptions, estimates and projections about us and our industry that address, among other things:

•	our business development, operating development and financial condition;

•	our expectations of growth in the patient population regarding renal dialysis products and services;

•	our ability to remain competitive in the markets for our products and services;

•	the effects of regulatory developments, legal and tax proceedings and any resolution of government investigations into our business;

•	changes in government reimbursement policies and those of private payors;

•	changes in pharmaceutical administration patterns or reimbursement policies;

•	our ability to develop and maintain additional sources of financing; and

•	other statements of our expectations, beliefs, future plans and strategies, anticipated development and other matters that are not historical facts.
      When used in this report, the words “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. Important factors that could contribute to such differences are noted in this report under the Risk Factors Section “Business Overview” in “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 8.A.7. Legal Proceedings.” These risks and uncertainties include: general economic, currency exchange and other market conditions, litigation and regulatory compliance risks, changes in government reimbursement for our dialysis care and pharmaceuticals, the investigation by the Department of Justice, Eastern District New York, and changes to pharmaceutical utilization patterns.
      This report contains patient and other statistical data related to end-stage renal disease and treatment modalities, including estimates regarding the size of the patient population and growth in that population. These data have been included in reports published by organizations such as the Centers for Medicare and Medicaid Services of the U.S. Department of Health and Human Services, the Japanese Society for Dialysis Therapy and the German registry Quasi-Niere. While we believe these surveys and statistical publications to be reliable, we have not independently verified the data or any assumptions on which the estimates they contain are based.
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

PART I
Item 1.  Identity of Directors, Senior Management and Advisors
      Not applicable
Item 2.  Other Statistics and Expected Timetable
      Not applicable
Item 3.  Key Information
Selected Financial Data
      The following table summarizes the consolidated financial information for our business for each of the years 2000 through 2004. We derived the selected financial information from our consolidated financial statements. We prepared our financial statements in accordance with accounting principles generally accepted in the United States of America and KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent accountants, audited these financial statements. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this document and the information under “Item 5. Operating and Financial Review and Prospects”.

	2004(A)		2003(A)	2002(A)	2001(B)	2000

	(In millions)
Statement of Operations Data:
Net revenues	$6,228		$5,528	$5,084	$4,859	$4,201
Cost of revenues	4,142		3,699	3,428	3,220	2,734

Gross profit	2,086		1,829	1,656	1,639	1,467
Selling, general and administrative	1,183		1,022	914	966	814
Research and development	51		50	47	36	32
Special charge	—		—	—	258	—

Operating income	852		757	695	379	621
Interest expense, net	183		211	226	223	216

Income before income taxes	669		546	469	156	405
Net income	$402		$331	$290	$63	$212

Weighted average of:
Preference shares outstanding	26,243,059		26,191,011	26,185,178	26,035,330	19,002,118
Ordinary shares outstanding	70,000,000		70,000,000	70,000,000	70,000,000	70,000,000
Basic income per Ordinary share	$4.16		$3.42	$3.00	$0.65	$2.37
Fully diluted income per Ordinary share	4.14		3.42	3.00	0.64	2.36
Basic income per Preference share	4.23		3.49	3.06	0.70	2.43
Fully diluted income per Preference share	4.21		3.49	3.06	0.69	2.42
Basic and fully diluted net income per Ordinary ADS	1.39		1.14	1.00	0.22	0.79
Basic and fully diluted net income per Preference ADS	1.41		1.16	1.02	0.23	0.81
Dividends declared per Ordinary share (€)(a)	1.12	(b)	1.02	0.94	0.85	0.78
Dividends declared per Preference share (€)(a)	1.18	(b)	1.08	1.00	0.91	0.84
Dividends declared per Ordinary share ($)(a)	—		1.25	1.10	0.78	0.72
Dividends declared per Preference share ($)(a)	—		1.32	1.17	0.84	0.78

	2004(A)	2003(A)	2002(A)	2001(B)	2000

	(In millions)
Balance Sheet Data
Working capital	$508	$794	$526	$402	$191
Total assets	7,962	7,503	6,780	6,516	5,979
Total long-term debt(c)	1,824	2,354	2,234	2,165	1,611
Shareholders’ equity (net assets)	3,635	3,244	2,807	2,617	2,679
Capital Stock — Preference shares — Nominal Value	70	70	70	70	64
Capital Stock — Ordinary shares — Nominal Value	229	229	229	229	229

(A)	Includes the effect of an accounting change in 2002 relating to the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002

(B)	Includes the special charge to address 1996 merger related legal matters, estimated liabilities and legal expenses arising in connection with the W.R. Grace Chapter 11 proceedings and the cost of resolving pending litigation and other disputes with certain commercial insurers. You can find a more detailed discussion of this special charge in Notes 6 & 16 of the Notes to our Consolidated Financial Statements.

(a)	Amounts shown for each year from 2000 to 2003 represent dividends paid with respect to such year. The actual declaration and payment of the dividend was made in the following year, after approval of the dividend at our Annual General Meeting.

(b)	Our Management Board and our Supervisory Board have proposed dividends for 2004 of €1.12 per Ordinary share and €1.18 per Preference share. These dividends are subject to approval by our shareholders at our Annual General Meeting to be held on May 24, 2005.

(c)	Total long-term debt represents long-term debt and capital lease obligations, less current portions and (i) at December 31, 2001, the mandatorily redeemable preferred securities of Fresenius Medical Care Capital Trust, Fresenius Medical Care Capital Trust II, Fresenius Medical Care Capital Trust III, Fresenius Medical Care Capital Trust IV, and Fresenius Medical Care Capital Trust V, (ii) at December 31, 2002, 2003 and 2004, the mandatorily redeemable preferred securities of Fresenius Medical Care Capital Trust II, Fresenius Medical Care Capital Trust III, Fresenius Medical Care Capital Trust IV, and Fresenius Medical Care Capital Trust V. On February 14, 2002, we redeemed the entire $360 million aggregate liquidation amount of the trust preferred securities of Fresenius Medical Care Capital Trust.
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
      Fresenius Medical Care Holdings Inc. (“FMCH”), our North American subsidiary, is party to a corporate integrity agreement with the U.S. government. This agreement requires that FMCH staff and maintain a comprehensive compliance program, including a written code of conduct, training programs, regulatory compliance policies and procedures, annual audits and periodic reporting to the government. The corporate integrity agreement permits the U.S. government to exclude FMCH and its subsidiaries from participation in U.S. federal health care programs if there is a material breach of the agreement that FMCH does not cure within thirty days after FMCH receives written notice of the breach. We derive approximately 38% of our consolidated revenue from U.S. federal health care benefit programs. Consequently, if FMCH commits a material breach of the corporate integrity agreement that results in the exclusion of FMCH or its subsidiaries from continued participation in those programs it would significantly decrease our revenue and have a material adverse effect on our business, financial condition and results of operations.

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
A reduction in U.S. government reimbursement for dialysis care could materially decrease our revenues and operating profit
      For the twelve months ended December 31, 2004 approximately 38% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. Legislative changes may affect the reimbursement rates for the services we provide, as well as the scope of Medicare and Medicaid coverage. A decrease in Medicare or Medicaid reimbursement rates or covered services could have a material adverse effect on our business, financial condition and results of operations. In December 2003, the Medicare Prescription Drug Modernization and Improvement Act was created. See Item 4B, Business Overview Regulatory and Legal Matters — Reimbursement.
A change in reimbursement for or utilization of EPO could materially reduce our revenue and operating profit
      Reimbursement and revenue from the administration of erythropoetin, or EPO, accounted for approximately 23% of dialysis care revenue in our North America segment for the twelve months ended December 31, 2004. EPO is produced by a single source manufacturer, Amgen Inc. Our current contract with Amgen covers the period from January 1, 2004 to December 31, 2005. A reduction in reimbursement for EPO, a significant change in utilization of EPO, a reduction of the current overfill amount in EPO vials, an interruption of supply or our inability to obtain satisfactory purchase terms for EPO after our current contract expires could reduce our revenues from, or increase our costs in connection with the administration of EPO, which could materially adversely affect our business, financial condition and results of operations. In July 2004, CMS proposed certain changes with respect to its EPO reimbursement and utilization guidelines. See Item 4B, Business Overview — Regulatory and Legal Matters — Reimbursement.
Creditors of W.R. Grace & Co. Conn. have asserted claims against us
      We were formed in 1996 as a result of a series of transactions with W.R. Grace & Co. that we refer to as the merger. At the time of the merger, W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos), pre-merger tax claims and other claims unrelated to its dialysis business. In connection with the merger, W.R. Grace & Co.-Conn. and other Grace entities agreed to indemnify Fresenius Medical Care and its subsidiaries against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the merger, other than liabilities arising from or relating to National Medical Care’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
      Pre-merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the merger, could ultimately be our obligation. In particular, W. R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W. R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122 million in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21 million of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation. In October 2004, W.R. Grace & Co. obtained bankruptcy court approval to settle its COLI claims with the Service. In January 2005, W.R. Grace and Co., FMCH and Sealed Air Corporation executed a settlement agreement with respect to the Service’s COLI-related claims and other tax claims. W.R. Grace and Co. has filed a motion with the US District Court seeking approval to satisfy its payment obligations to the Service under the settlement agreement. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify us against this and other pre-merger and merger-related tax liabilities.
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
      In 2003, the Company reached an agreement with the asbestos creditors’ committees and W.R. Grace & Co. in the Grace Chapter 11 Proceedings to settle these fraudulent conveyance and tax claims. The settlement agreement has been approved by the U.S. District Court. The proposed settlement is subject to confirmation of a final plan of reorganization of W.R. Grace & Co. that meets the requirements of the settlement agreement or is otherwise satisfactory to us. If the proposed settlement with the asbestos creditors’ committees and W.R. Grace & Co. is not confirmed in such a final plan of reorganization, the claims could be reinstated. If the claims are reinstated and the merger is determined to be a fraudulent transfer and if material damages are proved by the plaintiffs and we are not able to collect, in whole or in part, on the indemnity from any of our indemnitors, a judgment could have a material adverse effect on our business, financial condition and results of operations. We recorded a pre-tax accrual of $172 million at December 31, 2001 to reflect our estimated exposure for liabilities and expenses related to the Grace Chapter 11 Proceedings. See Note 6 to our consolidated financial statements. For additional information concerning the Grace Chapter 11 Proceedings and the settlement agreement see “Item 8.A.7 — Legal Proceedings.”
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
      As the managed care industry continues to consolidate, there could be increased pressure to reduce the amounts paid for our services and products. These trends may be accelerated if future changes to the U.S. Medicare ESRD program require private payors to assume a greater percentage of the total cost of care given to dialysis patients over the term of their illness, or if managed care plans otherwise significantly increase their enrollment of renal patients.
      If managed care plans reduce reimbursements, our revenues could decrease, and our financial condition and results of operations could be materially adversely affected.
Proposals for health care reform could decrease our revenues and operating profit
      Proposals to modify the current health care system in the U.S. to improve access to health care and control its costs are continually being considered by the federal and certain state governments. See “Regulatory and Legal Matters — Reimbursement — U.S.” for a discussion of the Medicare Prescription Drug Modernization and Improvement Act of 2003 and proposed changes to CMS’s EPO Reimbursement guidelines. We anticipate that the U.S. Congress and state legislatures will continue to review and assess alternative health care reforms, and we cannot predict whether these reform proposals will be adopted, when they may be adopted or what impact they may have on us. Any spending decreases or other significant changes in the Medicare program could reduce our revenues and profitability and have a material adverse effect on our business, financial condition and results of operations.
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
Risks Relating to our Business
Our competitors’ proposed combination could foreclose certain business opportunities
      On December 6, 2004, DaVita agreed to acquire Gambro Healthcare, and to purchase a substantial portion of its dialysis product supply requirements from Gambro Healthcare’s parent company during the next ten years. These agreements are subject to regulatory review and/or approval. If the proposed product supply contract is consummated, DaVita’s purchases of our products may decrease substantially. Any such reduction in DaVita’s purchases will decrease our product revenues and could result in a material adverse affect on our business, financial condition and results of operations.
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
      We also compete with other dialysis products and services companies in seeking selected acquisitions. If we are not able to continue to effect acquisitions in the provider business upon reasonable terms there could be an adverse impact on the growth of our business and our future growth prospects.
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
      While we have been able to obtain liability insurance in the past, it is possible that such insurance may not be available in the future either on acceptable terms or at all. A successful claim in excess of the limits of our insurance coverage could have a material adverse effect on our business, results of operations and financial condition. Liability claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our business and reputation, which could in turn reduce our revenues and profitability.
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
If we are unable to attract and retain skilled medical, technical and engineering personnel, we may be unable to manage our growth or continue our technological development
      Our continued growth in the provider business will depend upon our ability to attract and retain skilled employees, such as highly skilled nurses and other medical personnel. Competition for those employees is intense and the current nursing shortage in North America has increased our personnel and recruiting costs. Moreover, we believe that future success in the provider business will be significantly dependent on our ability to attract and retain qualified physicians to serve as medical directors of our dialysis clinics. Our dialysis products business depends on the development of new products, technologies and treatment concepts. Competition is also intense for skilled engineers and other technical research and development personnel. If we are unable to obtain the services of key personnel, the ability of our officers and key employees to manage our growth would suffer and our operations could suffer in other respects. These factors could preclude us from integrating acquired companies into our operations, which could increase our costs and prevent us from realizing synergies from acquisitions. Lack of skilled research and development personnel could impair our technological development, which would increase our costs and impair our reputation for production of technologically advanced products.
We face additional costs and uncertainties from international operations
      We intend to expand our international presence. As a result, we expect that revenues from countries other than the U.S. and Germany will account for an increasing portion of future revenues.
      Revenues from international operations are subject to a number of risks, including the following:

•	Worsening of economic situation in Latin America

•	Fluctuations in exchange rates could adversely affect profitability;

•	We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems;

•	Local regulations could restrict our ability to obtain a direct ownership interest in dialysis clinics or other operations;

•	Political instability, especially in developing countries, could disrupt our operations;

•	Some customers and governments could have longer payment cycles, with resulting adverse effects on our cash flow; and

•	Some countries could impose additional taxes or restrict the import of our products.

      Any one or more of these factors, or any difficulty in integrating businesses we acquire into our operations, could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse effects on our business, financial condition and results of operations.
Other Risks
Our significant indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy
      We have a substantial amount of debt. As of December 31, 2004, our total consolidated liabilities were $4.33 billion, including obligations with respect to all our trust preferred securities of approximately $1.28 billion, our total consolidated assets were $7.96 billion and our stockholders’ equity was $3.63 billion. Our substantial level of debt presents the risk that we might not generate sufficient cash to service our indebtedness or that our leveraged capital structure could limit our ability to finance acquisitions and develop additional projects, to compete effectively or to operate successfully under adverse economic conditions.
      Our senior credit agreement and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our senior credit agreement, we are obligated to maintain a minimum consolidated net worth and a minimum consolidated interest coverage ratio (ratio of consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) to consolidated net interest expense) and a certain consolidated leverage ratio (ratio of consolidated funded debt to EBITDA).
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
Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws
      Under pooling agreements that we have entered into for the benefit of minority holders of our Ordinary shares and holders of our Preference shares (including, in each case, holders of American Depositary Receipts representing beneficial ownership of such shares), we have agreed to file quarterly reports with the Securities and Exchange Commission, to prepare annual and quarterly financial statements in accordance with U.S. generally accepted accounting principles, and to file information with the Securities and Exchange Commission with respect to annual and general meetings of our shareholders. However, we are a “foreign private issuer,” as defined in the Securities and Exchange Commission’s regulations, and consequently we are not subject to all of the same disclosure requirements applicable to domestic companies. We are exempt from the Securities and Exchange Commission’s proxy rules, and our annual reports contain less detailed disclosure than reports of domestic issuers regarding such matters as management, executive compensation and outstanding options, beneficial ownership of our securities and certain related party transactions. Also, our officers, directors and beneficial owners of more than 10% of our equity securities are exempt from the reporting requirements and short-swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934. We are also generally exempt from most of the governance rule revisions recently adopted by the New York Stock Exchange, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended. These limits on available information about our company and exemptions from many governance rules applicable to domestic issuers may adversely affect the market prices for our securities.

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
      On September 30, 1996, we completed a series of transactions to consummate an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace which we refer to as “the Merger” elsewhere in this report. Pursuant to that agreement, Fresenius AG contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 35,210,000 Fresenius Medical Care AG Ordinary shares. Thereafter, we acquired:

•	all of the outstanding common stock of W.R. Grace, whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business, in exchange for 31,360,000 Ordinary shares; and

•	the publicly-held minority interest in Fresenius USA, in exchange for 3,430,000 Ordinary shares.
      Effective October 1, 1996, we contributed all our shares in Fresenius USA to Fresenius Medical Care Holdings, which conducts business under the trade name Fresenius Medical Care North America, and which is the managing company for all of our operations in the U.S., Canada and Mexico.
Capital Expenditures
      We invested, by business segment and geographical areas, the following amounts during the three fiscal years ended December 31, 2004, 2003, and 2002 and have budgeted the following amounts for the year 2005:

	Actual
	(in millions)
				Budget
	2004	2003	2002	2005

Acquisitions
North America	$65	$43	$38
International
Germany	—	13	—
Rest of World	55	45	50

Total Acquisitions	$120	$101	$88	$200-250

Capital expenditures for property, plant and equipment
North America	$163	$177	$130
International
Germany	37	28	27
Rest of World	79	86	82

Total Capital Expenditures	$279	$291	$239	$350-400

      During 2004, major areas of spending were for the maintenance of existing clinics and equipment for new clinics. In addition, expenditures were made for maintenance and expansion of production facilities in Germany, North America, France and Italy. We finance our capital expenditures through cash flow from operations or under existing credit facilities.
      In December 2004, we acquired dialysis machines that were previously sold in sale-lease back transactions. The machines were acquired for approximately $29 million and are reflected as a capital expenditure in the accompanying consolidated statement of cash flows.
      For information regarding recent acquisitions, see “Business Overview — Acquisitions.”

B.	Business Overview
Our Business
      We are the world’s largest kidney dialysis company engaged in both providing dialysis care and manufacturing dialysis products, based on publicly reported revenues and patients treated. We provide dialysis treatment to over 124,400 patients in 1,610 clinics worldwide located in 26 countries. In the U.S. we also perform clinical laboratory testing and provide inpatient dialysis services, therapeutic apheresis, hemoperfusion and other services under contract to hospitals. We also develop and manufacture a complete range of equipment, systems and disposable products, which we sell to customers in over 100 countries. We use the insight we gain when treating patients in developing new and improved products. We believe that our size, our activities in both dialysis care and dialysis products and our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors. For the year ended December 31, 2004, we had net revenues of $6.2 billion, an increase of 13% over 2003 revenues. We derived 68% of our revenues in 2004 from our North America operations and 32% from our International operations.
      The following table summarizes net revenues for our North America segment and our International segment as well as our major categories of activity for the three years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002

	(in millions)
North America
Dialysis Care	$3,795	$3,429	$3,294
Dialysis Products(1)	421	426	454

	4,216	3,855	3,748

International
Dialysis Care	706	550	415
Dialysis Products	1,306	1,123	921

	2,012	1,673	1,336

(1)	We evaluate North America product sales based on net available external market. See “Item 5.A. Operating Results” for explanation and analysis.
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

      There are currently only two methods for treating ESRD: dialysis and kidney transplantation. Scarcity of compatible kidneys limits transplants. According to data published by the Centers for Medicare and Medicaid Services (“CMS”) (formerly the Health Care Financing Administration) of the U.S. Department of Health and Human Services, 14,714 patients of the ESRD patient population, received kidney transplants in the U.S. during 2002, an increase of less than 1% over 2001. According to the United States Renal Data System (“USRDS”) 2004 Annual Report only 2% of all incident patients received a pre-emptive transplant in 2002. In Germany, the third biggest dialysis market worldwide according to our own internal survey, less than 1% of all incident patients received pre-emptive transplants, as published by the German registry Quasi-Niere, in 2004. Therefore, most patients suffering from ESRD must rely on dialysis, which is the removal of toxic waste products and excess fluids from the body by artificial means. There are two major dialysis methods commonly used today, hemodialysis (“HD”) and peritoneal dialysis (“PD”). These are described below under “Dialysis Treatment Options for ESRD.” Generally, an ESRD patient’s physician, in consultation with the patient, chooses the patient treatment method, which is based on the patient’s medical conditions and needs.
      Based on data published by the CMS, the number of patients in the U.S. who received dialysis for chronic ESRD grew from approximately 66,000 in 1982 to 297,928 at December 31, 2002, a compound annual rate of approximately 8%. We believe that worldwide growth will continue at 6% per year. At the end of 2002, we estimated 1.3 million patients were undergoing dialysis treatment worldwide. According to our own market surveys, Japan is the second largest dialysis market in the world. According to data published by the Japanese Society for Dialysis Therapy, approximately 230,000 dialysis patients were being treated at the end of 2002. In the rest of the world, we estimate that at the end of 2003 there were approximately 310,000 dialysis patients in Europe, approximately 175,000 patients in Asia (excluding Japan) and approximately 160,000 patients in Latin America. We believe that the continuing growth in the number of dialysis patients is principally attributable to:

•	increased general life expectancy and the overall aging of the general U.S. and European population;

•	shortage of donor organs for kidney transplants;

•	improved dialysis technology that makes life-prolonging dialysis available to a larger patient population;

•	greater access to treatment in developing countries.

•	better treatment and survival of patients with hypertension, diabetes and other illnesses that lead to ESRD.
Dialysis Treatment Options for ESRD
      Hemodialysis. Hemodialysis removes toxins and excess fluids from the blood in a process in which the blood flows outside the body through plastic tubes known as bloodlines into a specially designed filter, called a dialyzer. The dialyzer functions as an artificial kidney by separating waste products and excess water from the blood. Dialysis solution flowing through the dialyzer carries away the waste products and excess water, and supplements the blood with solutes that have been depleted due to renal failure. The treated blood is returned to the patient. The hemodialysis machine pumps blood, adds anti-coagulants, regulates the purification process and controls the mixing of dialysis solution and the rate of its flow through the system. This machine can also monitor and record the patient’s vital signs.
      Hemodialysis patients generally receive treatment three times per week, typically for around three to five hours per treatment. The majority of hemodialysis patients receive treatment at outpatient dialysis clinics, such as ours, where hemodialysis treatments are performed with the assistance of a nurse or dialysis technician under the general supervision of a physician.
      According to the most recent data available from the CMS, as of December 31, 2002, there were 4,352 Medicare-certified ESRD treatment clinics in the U.S. Ownership of these clinics is characterized by a relatively small number of players, of which we are one of the largest, owning 70-75% of the clinics and a large number of operators each owning 10 or fewer clinics. We estimate that there were approximately 5,000 dialysis clinics in Europe at the end of 2004, of which almost 60% are government-owned, more than 30% are privately owned, and around 10% are operated by health care organizations. In Latin America, privately owned clinics predominate, comprising over 70% of all clinics providing dialysis care.
      According to the CMS, as of December 31, 2002, hemodialysis patients represented about 90% of all dialysis patients in the U.S. Japanese Society for Dialysis Therapy data indicate hemodialysis patients comprise approximately 95% of all dialysis patients in Japan, and, according to our most recent studies, hemodialysis patients comprise 89% in the European Union and 85% in the rest of the world.
      Peritoneal Dialysis. Peritoneal dialysis removes toxins from the blood using the peritoneum, the membrane lining covering the internal organs located in the abdominal area, as a filter. Peritoneal dialysis patients administer their own treatments in their own homes and workplaces, either by a treatment known as continuous ambulatory peritoneal dialysis or CAPD, or by a treatment we introduced in 1980 known as continuous cycling peritoneal dialysis or CCPD. In both of these treatments, a surgically implanted catheter provides access to the peritoneal cavity. Using this catheter, the patient introduces a sterile dialysis solution from a solution bag through a tube into the peritoneal cavity. The peritoneum operates as the filtering membrane and, after a specified dwell time, the solution is drained and disposed. A typical CAPD peritoneal dialysis program involves the introduction and disposal of dialysis solution four times a day. With CCPD a machine “cycles” solution to and from the patient’s peritoneal cavity while the patient sleeps.
Our Strategy
      Our objective is generating revenue growth that exceeds market growth of the dialysis industry, measured by growth in the patient population, while maintaining our leading position in the market and increasing earnings at a faster pace than revenues. Our dialysis care and product revenues have grown faster than the market over the past five years, and we believe that we are well positioned to meet our objectives by focusing on the following strategies:

•	Continue to Provide High Standards of Patient Care. We believe that our reputation for providing the highest standards of patient care is a competitive advantage.

•	Differentiated Patient Care Programs from those of Our Competitors. We believe that our UltraCare® Patient Care program offered at our North America dialysis facilities will distinguish and differentiate our patient care programs from those of our competitors. UltraCare® therapy employs single-use high flux polysulfone dialyzers, on-line quality measurement, and Ultra Pure Dialysate, all of which we feel improve mortality and increase the quality of patient care. The change to single-use dialyzers has increased our per treatment dialyzer costs relative to use of multi-use dialyzers. These cost increases have been offset, however, by our ability to achieve economies of scale in the production of these dialyzers, due to our large-scale single-use dialyzer manufacturing capacity. Moreover, we have implemented a staffing model based on single-use that reduces our personnel costs per treatment. Finally, automated controls in our 2008 Series dialysis machine reduces concentrate usage and associated costs.

•	Expand Presence in Attractive Growth Markets Worldwide. We intend to continue to take advantage of the reputation and market recognition our global product business has created by acquiring and establishing new dialysis clinics within attractive international markets. We believe that we will obtain an increasing percentage of our dialysis care growth from worldwide markets. We believe that increases in per capita income in developing countries will make general health care benefits, which may include payment for dialysis treatment, more widely available and present significant opportunities.

•	Increase Our Spectrum of Dialysis Services. One of our objectives is to continue to expand our role within the broad spectrum of services for dialysis patients. We implement this strategy by providing expanded and enhanced patient services, including laboratory services, to both our own clinics and those of third parties. We estimate that our Spectra Renal Management division provides laboratory services for approximately 40% of the ESRD patients in the U.S. We have developed disease state management methodologies, which involve the coordination of total patient care for ESRD patients and which we believe are attractive to managed care payors. We have formed Optimal Renal Care, LLC, a joint venture with The Permanente Federation. We also formed Renaissance Health Care as a joint venture with participating nephrologists. Renaissance provides ESRD and Chronic Kidney Disease programs to more than 3,000 patients. We also operate a surgical center for the management and care of vascular access for patients, which decreases hospitalization.

•	Offer Complete Dialysis Product Lines with Recurring Disposable Products Revenue Streams. We offer broad and competitive hemodialysis and peritoneal dialysis product lines. These product lines enjoy broad market acceptance and enable us to serve as our customers’ single source for all of their dialysis machines, systems and disposable products.

•	Extend Our Position as an Innovator in Product and Process Technology. We are committed to technological leadership in both hemodialysis and peritoneal dialysis products. We have approximately 350 full time equivalents as members of our research and development team that focuses on developing dialysis systems that are safer, more effective and easier to use and that can be easily customized to meet the differing needs of customers around the world. We believe that our extensive expertise in patient treatment and clinical data will further enhance our ability to develop more effective products and treatment methodologies. Our ability to manufacture dialysis products on a cost-effective and competitive basis results in large part from our process technologies. Over the past several years, we have reduced manufacturing costs per unit through development of proprietary manufacturing technologies that have streamlined and automated our production processes.

Dialysis Care
Dialysis Services
      We provide dialysis treatment and related laboratory and diagnostic services at our approximately 1,610 outpatient dialysis clinics, 1,130 of which are in the U.S. and 480 of which are in 25 countries outside of the U.S. Our operations outside the U.S. generated 16% of our 2004 dialysis care revenue. We currently operate or manage dialysis clinics in Argentina, Australia, Brazil, China, Colombia, Chile, Czech Republic, Estonia, France, Germany, Hungary, Hong Kong, Italy, Singapore, Mexico, Portugal, Poland, Slovakia, Slovenia, South Africa, Spain, Taiwan, Turkey, United Kingdom and Venezuela. Our dialysis clinics are generally concentrated in areas of high population density. In 2004, we acquired 29 existing clinics, opened 52 new clinics and consolidated 31 clinics. The number of patients we treat at our clinics increased by about 4%, from approximately 119,250 at December 31, 2003 to approximately 124,400 at December 31, 2004.
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
      We treat approximately 27% of the dialysis patients in the U.S. including those patients treated in clinics we manage. Based on publicly available reports, we believe that currently our next largest competitor treats approximately 17% of U.S. dialysis patients. For the year 2004, dialysis services accounted for 72% of our total revenue.
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
      As part of the dialysis therapy, we provide a variety of services to ESRD patients in the U.S. at our dialysis clinics. These services include administering EPO, a bioengineered protein that stimulates the production of red blood cells. EPO is used to treat anemia, a medical complication that ESRD patients frequently experience, and we administer EPO to most of our patients. Revenues from EPO accounted for approximately 23% of dialysis care revenue in our North America segment for the year ended December 31, 2004. We receive a substantial majority of this revenue as reimbursements through the Medicare and Medicaid programs. Amgen Inc. is the sole manufacturer of EPO in North America, and any interruption of supply could materially adversely affect our business, financial condition and results of operations. Our current contract with Amgen covers the period from January 2004 to December 2005.
      Our clinics also offer services for home dialysis patients, the majority of whom receive peritoneal dialysis treatment. For those patients, we provide materials, training and patient support services, including clinical monitoring, follow-up assistance and arranging for delivery of the supplies to the patient’s residence. In the U.S. clinic services include supplying EPO. See “— Regulatory and Legal Matters — Reimbursement — U.S.” for a discussion of billing for these products and services.
      We also provide dialysis services under contract to hospitals in the U.S. on an “as needed” basis for hospitalized ESRD patients and for patients suffering from acute kidney failure. Acute kidney failure can result from trauma or similar causes, and requires dialysis until the patient’s kidneys recover their normal function. We service these patients either at their bedside, using portable dialysis equipment, or at the hospital’s dialysis site. Contracts with hospitals provide for payment at negotiated rates that are generally higher than the Medicare reimbursement rates for chronic in-clinic outpatient treatments.
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
Fresenius UltraCare® Program
      In 2002, we started a new program in the North America dialysis services group called UltraCare®. This program combines our latest product technology with our highly trained and skilled staff to offer our patients a superior level of care. The basis for this form of treatment is the Optiflux polysulfone single-use dialyzer. Optiflux dialyzers are combined with our 2008 Hemodialysis Delivery System series, which has advanced online patient monitoring as well as several systems to allow the tailoring of treatment to meet individual patient needs. Among the other capabilities of this system, staff will be alerted if toxin clearance is less than the target prescribed for the patient, and treatment can be adjusted accordingly. As of year-end 2004, nearly all 1,130 of our North American dialysis clinics have been certified for the UltraCare® program.
Laboratory Services
      We provide laboratory testing and marketing services through Spectra Renal Management. Spectra Renal Management is the leading U.S. dialysis clinical laboratory providing blood, urine and other bodily fluid testing services to assist physicians in determining whether a dialysis patient’s therapy regimen, diet and medicines remain optimal. Spectra Renal Management operates two laboratories, located in New Jersey and Northern California. During the year ended December 31, 2004, Spectra Renal Management performed over 40 million tests for approximately 124,000 dialysis patients in over 1,800 clinics across the U.S., including clinics that we own or operate.
Acquisitions
      A significant factor in the growth in our revenue and operating earnings in prior years has been our ability to acquire health care businesses, particularly dialysis clinics, on reasonable terms. Worldwide, physicians own many dialysis clinics that are potential acquisition candidates for us. In the U.S., doctors might determine to sell their clinics to obtain relief from day-to-day administrative responsibilities and changing governmental regulations, to focus on patient care and to realize a return on their investment. Outside of the U.S., doctors might determine to sell to us and/or enter into joint ventures or other relationships with us to achieve the same goals and to gain a partner with extensive expertise in dialysis products and services.
      We paid aggregate cash consideration primarily for dialysis clinics of approximately $104 million in 2004 and approximately $92 million in 2003 for acquisitions of dialysis clinics and Fresenius AG’s adsorber business.
      We continued to enhance our presence in the U.S. and abroad by acquiring individual or small groups of dialysis clinics in selected markets, expanding existing clinics, and opening new clinics.
Quality Assurance in Dialysis Care
      Since 2001, our quality management activities have primarily focused on comprehensive development and implementation of an Integrated Quality Management System (“IMS”). Our goals in this area included not only meeting quality requirements for our dialysis clinics and environmental concerns, but also managing the quality of our dialysis care. This approach resulted in an IMS structure that closely reflects existing corporate processes. We also were able to use the IMS to fulfill many legal and normative regulations covering service lines. In addition, the quality management system standard offers a highly flexible structure that allows us to adapt to future regulations. The most important of these include, among others, ISO 9001 and ISO 14001, which defines environmental management system requirements.
      Our dialysis clinics’ processes and documentation are continuously inspected by internal auditors and external parties. The underlying quality management system is certified and found to be in compliance with relevant regulations, requirements and company policies. Newly developed system evaluation methods, allowing simpler performance comparisons, are used to identify additional improvement possibilities. A focus of our activities in 2004 was the continuing certification of our dialysis clinics under ISO 9001 and ISO 14001, particularly in Slovenia, Czech Republic and Hungary.
      The rapid pace of IMS integration will continue in 2005. The integration of a new risk and complaint management system and the further involvement of our subsidiaries in Eastern Europe and Turkey are additional objectives.
      At each of our North America dialysis clinics, a quality assurance committee is responsible for reviewing quality of care data, setting goals for quality enhancement and monitoring the progress of quality assurance initiatives. We believe that we enjoy a reputation of providing high quality care to dialysis patients. In 2004, the Company continued to develop and implement programs to assist in achieving our quality goals. Our Access Intervention Management Program (“AIM”), started in 2001, detects and corrects arteriovenous access failure in hemodialysis treatment, which is the major cause of hospitalization and morbidity.
Sources of U.S. Dialysis Care Net Revenue
      The following table provides information for the years ended December 31, 2004, 2003 and 2002 regarding the percentage of our U.S. dialysis treatment services net revenues from (a) the Medicare ESRD program, (b) private/alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

	Year Ended December 31,

	2004	2003	2002

Medicare ESRD program	58.3%	61.0%	61.5%
Private/alternative payors	30.0%	29.2%	29.5%
Medicaid and other government sources	4.1%	3.9%	4.5%
Hospitals	7.6%	5.9%	4.5%

Total	100.0%	100.0%	100.0%

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
Competition
      Dialysis Services. The dialysis services industry is highly competitive. Our major competitors in dialysis services include Gambro AB and DaVita, Inc., which recently announced a proposed transaction whereby DaVita would acquire all of the U.S. dialysis services clinics of Gambro, Baxter International Inc., Renal Care Group and the Kuratorium für Dialyse und Nierentransplantation e.V. Ownership of dialysis clinics in the U.S. is characterized by a relatively small number of players, of which we are one of the largest, owning 70-75% of the clinics and a large number of operators each owning 10 or fewer clinics. Industry consolidation has been ongoing over the last decade as evidenced by the aforementioned proposed Gambro/ DaVita transaction. Many of our dialysis clinics are in urban areas, where there frequently are many competing clinics in proximity to our clinics. We experience direct competition from time to time from former Medical Directors, former employees or referring physicians who establish their own clinics. Furthermore, other health care providers or product manufacturers, some of who have significant operations, may decide to enter the dialysis business in the future.
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

      Other Services. We also provide perfusion, autotransfusion and therapeutic apheresis services in the U.S. Perfusion maintains human heart and lung function during cardiovascular surgery. Autotransfusion is used during surgery to collect, filter and reinfuse a patient’s own blood as an alternative to using donor blood. Therapeutic apheresis is the process of separating or removing illness-causing substances from patient’s blood or plasma.
Dialysis Products
      We are currently the world’s largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer of peritoneal dialysis products, based on publicly reported revenues, with operations in Germany, the U.S., and in 35 other countries. We sell our dialysis products directly and through distributors in over 100 countries. Most of our customers are dialysis clinics. For the year 2004, dialysis products accounted for 28% of our total revenue.
Overview
      The following table shows the breakdown of our dialysis product revenues into sales of hemodialysis products, peritoneal dialysis products and our adsorber business.

	Year Ended December 31,

	2004		2003		2002

	Total		Total		Total
	Product	% of	Product	% of	Product	% of
	Revenues	Total	Revenues	Total	Revenues	Total

	(U.S. dollars in millions)
Hemodialysis Products	$1,453.0	84	$1,326.1	85	$1,181.0	86
Peritoneal Dialysis Products	242.9	14	211.5	14	194.2	14
Adsorber	30.9	2	11.6	1	0.0	0

Total	$1,726.8	100	$1,549.2	100	$1,375.2	100

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
      Dialysis Machines. We sell our dialysis machines as Series 2008H and 2008K models in North America and Series 4008 models in the rest of the world. Our dialysis machines offer the following features and advantages:

•	Volumetric dialysate balancing and ultrafiltration control system. This system, which we introduced in 1977, provides for safe and more efficient use of highly permeable dialyzers, permitting efficient dialysis with controlled rates of fluid removal;

•	Proven hydraulic systems, providing reliable operation and servicing flexibility;

•	Compatibility with all manufacturers’ dialyzers and a wide variety of blood-lines and dialysis solutions, permitting maximum flexibility in both treatment and disposable products usage;

•	Modular design, which permits us to offer dialysis clinics a broad range of options to meet specific patient or regional treatment requirements. Modular design also allows upgrading through module substitution without replacing the entire machine;

•	Specialized modules that provide monitoring and response capability for selected bio-physical patient parameters, such as body temperature and relative blood volume. This concept, known as physiological dialysis, permits hemodialysis treatments with lower incidence of a variety of symptoms or side effects, which still occur frequently in standard hemodialysis.

•	Sophisticated microprocessor controls, and display and readout panels that are adaptable to meet local language requirements;

•	Battery backup, which continues operation of the blood circuit and all protective systems up to 20 minutes following a power failure;

•	Online clearance, measurement of dialyzer clearance for quality assurance with On-Line Clearance Monitoring, providing immediate effective clearance information, real time treatment outcome monitoring, and therapy adjustment during dialysis without requiring invasive procedures or blood samples;

•	On-line data collection capabilities and computer interfacing with our FINESSE module and FDS08® system. Our systems enable us to:

—	monitor and assess prescribed therapy;

—	connect a large number of hemodialysis machines and peripheral devices, such as patient scales, blood chemistry analyzers and blood pressure monitors, to a personal computer network;

—	enter nursing records automatically at bedside to register and document patient treatment records, facilitate billing, and improve record-keeping and staff efficiency;

—	adapt to new data processing devices and trends;

—	perform home hemodialysis with remote monitoring by a staff caregiver; and

—	record and analyze trends in medical outcome factors in hemodialysis patients.
      Dialyzers. We manufacture dialyzers using hollow fiber Fresenius Polysulfone® and Helixone® membranes, a synthetic material. We are the leading worldwide producer of polysulfone dialyzers. We believe that polysulfone offers the following superior performance characteristics compared to other materials used in dialyzers:

•	higher biological compatibility, resulting in reduced incidence of adverse reactions to the fibers;

•	greater capacity to clear uremic toxins from patient blood during dialysis, permitting more thorough, more rapid dialysis, resulting in shorter treatment time; and

•	a complete range of permeability, or membrane pore size, which permits dialysis at prescribed rates — high flux and low flux, as well as ultra flux for acute dialysis, and allows tailoring of dialysis therapy to individual patients.
Other Hemodialysis Products
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
Peritoneal Dialysis Therapy
      We offer a full line of peritoneal dialysis systems and solutions which include both continuous ambulatory peritoneal dialysis (CAPD) and continuous cycling peritoneal dialysis (CCPD) known also as automated peritoneal dialysis (APD).

      CAPD Therapy: We manufacture both systems and solutions for CAPD therapy. Our product range offers the following advantages for patients including:

—	Fewer possibilities for touch contamination. The unique PIN and DISC technology was designed to reduce the number of steps in the fluid exchange process and by doing so has lessened the risk of infection. This is emphasized in the disconnection step where a PIN is inserted into the patient connector to bring about automatic closure without the need for manual intervention. This technology is used in the stay•safe® product line and is also incorporated in the A.N.D.Y.® ● disc system. Both systems make up the vast majority of systems being used worldwide. The North American version of stay•safeTM, utilizing polyvinyl chloride (PVC), was introduced in 2004.

—	Improved biocompatibility. The new balance and bicaVera® solutions are pH neutral, have very low glucose degradation products (GDPs) and therefore offer the possibility of protecting the peritoneal membrane, thus improving technique survival.

—	Environmentally friendly material: The stay•safe® system is made of Biofine®. This is a material, developed by Fresenius, — and is composed of polyolefines. Upon combustion Biofine® is reduced to carbon dioxide and water. In addition to this environmental benefit Biofine® does not contain any plasticizers, thus the overall ecological advantages are maximized.
      APD Therapy: We have been at the forefront of the development of automated peritoneal dialysis machines since 1980. APD therapy differs from that of CAPD in that fluid is infused into the peritoneal cavity of patients while they sleep. The effectiveness of the therapy is dependant on the dwell times, the composition of the solution used, the volume of solution and the time of the treatment, usually 8-10 hours. APD offers a number of benefits to the patients:

—	Improved quality of life. The patient is treated at night and therefore is free to lead a normal life during the day.

—	Improved adequacy of dialysis. By adjusting the parameters of treatment the possibility exists to provide more dialysis to the patient compared to conventional CAPD therapy. This therapy offers important options to physicians such as treating patients with larger body sizes or those who have ultrafiltration failure.
      Our automated peritoneal dialysis equipment incorporates microprocessor technology. This offers physicians the opportunity to program specific prescriptions for individual patients. The technology developments are described below together with the benefits to patients:

—	sleep•safe: The sleep•safe machine has been used since 1999. It has automated connection technology thus further reducing the risk on touch contamination. Another key safety feature is the barcode recognition system for the types of solution bags used. This improves compliance and ensures that the prescribed dosage is administered to the patient. There is also a pediatric option for the treatment of small infants.

—	North American cycler portfolio: This includes the (a) Freedom® and 90/2® cyclers for pediatric and acute markets, (b) the Freedom® Cycler PD+ with IQ cardTM and (c) the Newton IQTM Cycler.

•	The Freedom® and 90/2® Cyclers offer advantages for acute and pediatric therapy.

•	The Freedom® Cycler PD+ with IQcardTM offers the advantage of a credit card-sized IQcardTM which can provide the physician actual treatment details and results for compliance monitoring.

•	The Newton IQTM Cycler also offers the advantage of the IQ cardTM and allows the ability to upload the patient’s prescription into the machine via the card. In addition there is the added convenience of pumping the waste dialysate directly into a receptacle.
      Patient Management Software: Specific patient management software tools have developed over recent years to support both CAPD and APD therapies in the different regions of the world. These include:

PatientOnLine, Pack-PD® and FITTnessTM. These tools can be used by physicians and nurses to design and monitor treatment protocols thus ensuring that therapy is optimized and that patient care is maximized.
Marketing, Distribution and Service
      We sell most of our products to clinics, hospitals and specialized treatment clinics. With our comprehensive product line and years of experience in dialysis, we believe that we have been able to establish and maintain very close relationships with our clinic customer base on a global basis. Close interaction between our sales force and research and development personnel enables us to integrate concepts and ideas that originate in the field into product development. We maintain a direct sales force of trained salespersons engaged in the sale of both hemodialysis and peritoneal dialysis products. This sales force engages in direct promotional efforts, including visits to physicians, clinical specialists, hospitals, clinics and dialysis clinics, and represents us at industry trade shows. We also sponsor medical conferences and scientific symposia as a means for disseminating scientific or technical information. Our clinical nurses provide clinical support, training and assistance to customers and assist our sales force. We also use outside distributors to provide sales coverage in countries that our internal sales force does not service.
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
Manufacturing Operations
      We operate state-of-the-art production facilities worldwide to meet the demand for machines, cyclers, dialyzers, solutions, concentrates, mixes, bloodlines, and disposable tubing assemblies and equipment for water treatment in dialysis clinics. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provide a competitive advantage in manufacturing our products. We are using our facilities in St. Wendel, Germany and Ogden, Utah as centers of competence for development and manufacturing.
      We produce and assemble hemodialysis machines and CCPD cyclers in our Schweinfurt, Germany and our Walnut Creek, California facilities. We also maintain facilities at our service and local distribution centers in Argentina, Egypt, France, Italy, The Netherlands, China, Brazil and Russia for testing and calibrating dialysis machines manufactured or assembled elsewhere, to meet local end user market needs. We manufacture and assemble dialyzers and polysulfone membranes in our St. Wendel, Germany, L’Arbresle, France and Inukai, Japan facilities and at production facilities of our joint ventures in Belarus, Saudi Arabia and Japan. At our Ogden, Utah facilities we manufacture and assemble dialyzers and polysulfone membranes as well as manufacture PD solutions. We have PD production in Mexico and Japan. Our facilities are inspected on a regular basis by national and/or international authorities.
      During 2004, we primarily invested in the maintenance and expansion of production facilities in Germany, North America, France and Italy. See “History and Development of the Company — Capital Expenditures.”
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
      PCC focuses on further optimizing procurement logistics and reducing purchasing costs. Supplemental raw material contracts for all manufacturers of semi-finished goods will enable us to improve purchasing terms for our complete network. We also plan to intensify, where appropriate, our use of internet-based procurement tools by purchasing raw materials through special on-line auctions. Our sophisticated routing software enables us to distribute our supplies to best accommodate customer requests while maintaining operational efficiency.
New Product Introductions
      Research and development focuses strongly on the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients, and on process technology for manufacturing our products. Research and development expenditures were $51 million in 2004, $50 million in 2003, and $47 million in 2002.
      New or enhanced products introduced in 2004 included the following:

•	2008K@Home — converting the 2008K dialysis machine for the U.S. home hemodialysis market, including task oriented prompts, integrated leakage and pulse sensors and devices for remote monitoring.

•	POL — PatientOnLine improved software covering all aspects of PD, including management of medical data, prescription editor and adequacy tests.

•	Impoved PD Product Line — including new connectology and color coding for ease of identification of glucose and calcium concentrations.

•	sleep.safe BicaVera — sleep.safe with a more biocompatible PD solution containing bicarbonate as a buffer.
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
      For peritoneal dialysis, the Company holds protective rights on our polyolefine film Biofine, suitable for packaging intravenous and peritoneal dialysis fluids and currently used in non-US markets. These patents have been granted in Australia, Germany, and the USA, with patent applications pending in various other countries. A further pending patent family describes a special film for a peelable, non-PVC, multi chamber bag for peritoneal dialysis solutions. A U.S. patent has already been granted.

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
      We must comply with all U.S., German and other legal and regulatory requirements under which we operate, including the U.S. federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended, generally referred to as the “anti-kickback statute”, the federal False Claims Act, the federal restrictions on certain physician referrals, commonly known as the “Stark Law”, U.S. federal rules under the Health Insurance Portability and Accountability Act of 1996 that protect the privacy of patient medical records and prohibit inducements to patients to select a particular health care provider (commonly known as “HIPAA”) and other fraud and abuse laws and similar state statutes, as well as similar laws in other countries. Moreover, there can be no assurance that applicable laws, or the regulations thereunder, will not be amended, or that enforcement agencies or the courts will not make interpretations inconsistent with our own, any one of which could have a material adverse effect on our business, reputation, financial condition and results. Sanctions for violations of these statutes may include criminal or civil penalties, such as imprisonment, fines or forfeitures, denial of payments, and suspension or exclusion from the Medicare and Medicaid programs. In the U.S., some of these laws have been broadly interpreted by a number of courts, and significant government funds and personnel have been devoted to their enforcement because such enforcement has become a high priority for the federal government and some states. Our company, and the health care industry in general, will continue to be subject to extensive federal, state and foreign regulation, the full scope of which cannot be predicted.
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
Product Regulation
U.S.
      In the U.S., the Food and Drug Administration (“FDA”) and comparable state regulatory agencies impose requirements on certain of our subsidiaries as a manufacturer and a seller of medical products and supplies under their jurisdiction. These require that products be manufactured in accordance with Good Manufacturing Practices and that we comply with FDA requirements regarding the design, safety, advertising, labeling, recordkeeping distribution, and reporting of adverse events related to the use of our products. In addition, in order to clinically test, produce and market certain medical products and other disposables (including hemodialysis and peritoneal dialysis equipment and solutions, dialyzers, bloodlines and other disposables) for human use, we must satisfy mandatory procedures and safety and efficacy requirements established by the FDA or comparable state and foreign governmental agencies. Such rules generally require that products be approved by the FDA as safe and effective for their intended use prior to being marketed. Our peritoneal dialysis solutions have been designated as drugs by the FDA and, as such, are subject to additional FDA regulation under the Food, Drug and Cosmetic Act of 1938, as amended.
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
      The provisions of the German Drug Law are typical of the legal standards in other European countries. The German Drug Law states the requirements for the authorization of a company to manufacture pharmaceuticals. A manufacturer must, among other requirements, appoint pharmacists, chemists, biologists or physicians to be responsible for the quality, safety and efficacy of the pharmaceuticals. At least five responsible persons must be appointed in any pharmaceutical company: a sales manager, a quality control manager, a manufacturing manager, a safety officer, and a drug information officer. Each of these persons may be held personally liable under German criminal laws for violations of the German Drug Law.
      International guidelines also govern the manufacture of pharmaceuticals and, in many cases, overlap with national requirements. In particular, the Pharmaceutical Inspection Convention, an international treaty, contains rules which are binding on most countries in which pharmaceuticals are manufactured. Among other things, the Pharmaceutical Inspection Convention establishes requirements for Good Manufacturing Practices which are then adopted at the national level. Another international standard, which is non-binding for pharmaceuticals, is the ISO 9000-9004 system for assuring quality management system requirements. This system has a broader platform than Good Manufacturing Practices which are more detailed. Compliance entitles the manufacturer to utilize the CE certification of quality control. In addition to regulating the manufacture of pharmaceuticals, countries directly regulate marketing of the pharmaceuticals produced. A drug needs to be registered and authorized in every country in which it is distributed. European Union rules govern the conditions for a registration, such as pre-clinical and clinical testing.
      Historically, medical devices have not been regulated as strictly as pharmaceuticals, but more stringent regulatory schemes have been adopted during the last decade. In 1995, Germany implemented the European Union’s Medical Devices Directive when it adopted the Medical Devices Act (Medizinproduktegesetz), which is similar in many ways to the German Drug Law. This Directive applies to both the manufacturer’s quality management system and the products’ technical design. Depending on the risk class of medical devices, a manufacturer may choose alternative regulatory modules to demonstrate compliance with European Union provisions. To assure and demonstrate the high quality standards and performance of our operations, we have subjected our entire European business to the most comprehensive procedural module, which is also the fastest way to launch a new product in the European Union. This module requires the certification of a full quality management system by a notified body charged with supervising the quality management system. A notified body is a group accredited and monitored by governmental agencies that inspects manufacturing facilities and quality control systems at regular intervals and is authorized to carry out unannounced inspections.
      When a company receives a European Union certificate for the quality management system of a particular facility, it may assess whether products developed and manufactured in the facility satisfy European Union requirements. European Union requirements for products are laid down in harmonized European Union standards and include conformity to safety requirements, physical and biological properties, construction and environmental properties, and information supplied by the manufacturer. Depending on the risk class, a manufacturer must demonstrate conformity to these requirements by pre-clinical tests, biocompatibility tests, qualification of products and packaging, risk analysis and well-conducted clinical investigations approved by ethics committees.
      A manufacturer having a European Union-certified full quality management system has to declare and document conformity of its products to the harmonized European directive. If able to do so, the manufacturer may put a “CE” mark on the products. The CE mark, which stands for Conformité Européenne, demonstrates compliance with the relevant European Union requirements. Products subject to these provisions that do not bear the “CE” mark cannot be imported, sold or distributed within the European Union.
      Our Series 4008, 4008B, 4008E dialysis machines and their therapy modifications, our PD-NIGHT cycler, and our other active medical devices distributed in the European market, as well as our dialysis filters and dialysis tubing systems and accessories, all bear the “CE” mark. We expect to continue to obtain additional certificates for newly developed products or product groups.
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

      Federal, state and local regulations require us to meet various standards relating to, among other things, the management of facilities, personnel qualifications and licensing, maintenance of proper records, equipment, quality assurance programs, the operation of pharmacies, and dispensing of controlled substances. All of our operations in the U.S. are subject to periodic inspection by federal and state agencies and other governmental authorities to determine if the operations, premises, equipment, personnel and patient care meet applicable standards. To receive Medicare reimbursement, our dialysis centers, renal diagnostic support business and laboratories must be certified by the Centers for Medicare and Medicaid Services (“CMS”). All of our dialysis centers, and laboratories that furnish Medicare services have the required certification.
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
      The Medicare program is the primary source of Dialysis Services revenues from dialysis treatment. For example, in 2004, approximately 58% of Dialysis Services revenues resulted from Medicare’s ESRD program. As described below, Dialysis Services is reimbursed by the Medicare program in accordance with the Composite Rate for certain products and services rendered at our dialysis centers. As described hereinafter, other payment methodologies apply to Medicare reimbursement for other products and services provided at our dialysis centers and for products (such as those sold by us) and support services furnished to ESRD patients receiving dialysis treatment at home (such as those of Dialysis Products). Medicare reimbursement rates are fixed in advance and are subject to adjustment from time to time by the U.S. Congress. Although this form of reimbursement limits the allowable charge per treatment, it provides us with predictable per treatment revenues.
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
      On December 8, 2003, the Medicare Prescription Drug, Modernization and Improvement Act of 2003 was enacted (the “Medicare Modernization Act”). This law makes several significant changes to U.S. government payment for dialysis services and pharmaceuticals. First, it increased the composite rate for renal dialysis facilities by 1.6% on January 1, 2005. Second, effective January 1, 2005, payments for ten separately billable dialysis-related medications will be based on average acquisition cost (as determined by the OIG and updated by CMS) and payments for the remaining separately billable dialysis-related medications will be based on average sales price (“ASP”) plus 6% (ASP is defined in the law as a manufacturer’s ASP to all purchasers in a calendar quarter per unit of each drug and biological sold in that same calendar quarter, excluding sales exempt from best price and nominal price sales and including all discounts, chargebacks and rebates). Third, the difference between the determined acquisition cost-based reimbursement and what would have been received under the current average wholesale price-based (“AWP-based”) reimbursement methodology will be added to the composite rate. This add-back amount has been determined to be 8.7% of the composite rate and will be subject to an annual update based on the growth in drug spending. Fourth, effective April 1, 2005, providers will receive higher composite rate payments for certain patients based on their age, body mass index and body surface area. Fifth, beginning in 2006, the Secretary of the Department of Health and Human Services (the “Secretary”) is authorized to set payment for all separately billed drugs and biologicals at either acquisition cost or average sales price. Lastly, the Secretary is required to establish a three-year demonstration project to test the use of a fully case-mix adjusted payment system for ESRD services, beginning January 1, 2006. Under this project, separately billable drugs and biologicals and related clinical laboratory tests would be bundled into the facility composite rate. Participating facilities would receive an additional 1.6% composite rate increase. For a discussion of the composite rate for reimbursement of dialysis treatments, see Item 4B, “Business Overview — Regulatory and Legal Matters — Reimbursement”. We expect that the final regulations could have a non-material negative impact on our revenue from Medicare.

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
      First, payment for certain routine tests is included in the Composite Rate paid to our dialysis centers. As to such services, the dialysis centers obtain the services from a laboratory and pay the laboratory for such services. In accordance with industry practice, Spectra Renal Management usually provides such testing services under capitation agreements with its customers pursuant to which it bills a fixed amount per patient per month to cover the laboratory tests included in the Composite Rate at the designated frequencies. In addition, in compliance with our Corporate Integrity Agreement, we provide an annual report on the costs associated with the composite rate tests, and have established that our Composite Rate is above those costs.
      Second, laboratory tests performed by Spectra Renal Management for Medicare beneficiaries that are not included in the Composite Rate are separately billable directly to Medicare. Such tests are paid at 100% of the Medicare fee schedule amounts, which are limited by national ceilings on payment rates, called National Limitation Amounts (“NLAs”). Congress has periodically reduced the fee schedule rates and the NLAs, with the most recent reductions in the NLAs occurring in January 1998. (As part of the Balanced Budget Act of 1997, Congress lowered the NLAs from 76% to 74% effective January 1, 1998.) Congress has also approved a five year freeze on the inflation updates based on the Consumer Price Index (CPI) for 2004-2008.
      Erythropoetin (EPO). EPO is used for anemia management of patients with renal disease. The administration of EPO is separately billable under the Medicare program, and accounts for a significant portion of our dialysis revenues.
      In July 2004, CMS proposed certain changes with respect to its EPO reimbursement and utilization guidelines. Its proposal reflects the agency’s conclusion that the appropriate utilization of EPO should be monitored by considering both the patient’s hemoglobin/hematocrit level and the dosage. Specifically, it proposed a pre-payment claims review process in which claims for EPO with hemoglobin levels below 13 (or hematocrit of 39) would not be targeted for review, but claims for EPO with hemoglobin levels above 13 would be reviewed based on the hemoglobin value and related EPO doses, and with payment limited to a fixed amount of EPO unless there is medical justification for the hemoglobin levels. The comment period on this policy draft was extended and ended on October 7, 2004. CMS has not yet finalized the new guidelines. If the EPO reimbursement/utilization changes are adopted, this could have an adverse impact on our operating results. In addition, any of the following changes could adversely affect our business, and results of operations, possibly materially:

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
Germany and Other Non-U.S.
      As a global company delivering dialysis care and dialysis products in more than 100 countries worldwide, we face the challenge of addressing the needs of dialysis patients in widely varying economic and health care environments.
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
      In the major European and British Commonwealth countries, health care systems are generally based on one of two models. The German model is based on mandatory employer and employee contributions dedicated to health care financing. The British model provides a national health care system funded by taxes. Within these systems, provision for the treatment of dialysis has been made either through allocation of a national budget or a billing system reimbursing on a fee-for-service basis. The health care systems of countries such as Japan, France, Belgium, Austria and the Netherlands are based on the German model. Countries like Canada, Denmark, Sweden and Italy established their national health services using the British model.
      Ownership of health care providers and, more specifically dialysis care providers, varies within the different systems and from country-to-country. In Europe almost 60% of the clinics providing dialysis care and services are publicly owned, more than 30% are privately owned and approximately 10% belong to a health care organization. It should be noted that health care organizations treating a significant patient population operate only in Germany and France. Publicly operated clinics care for almost 100% of the dialysis populations in Canada and more than 85% in Australia. Within Europe, nearly 100% of the dialysis population is treated in public clinics in the Netherlands, Finland and Belgium and to more than 80% in the United Kingdom while the majority of dialysis clinics are privately owned in Spain, Hungary and Portugal.
      In Latin America privately owned clinics predominate, constituting more than 70% of all clinics providing dialysis care while in Asia, with the exception of Japan, publicly owned clinics are predominant. In the U.S., less than 5% of all dialysis clinics are publicly operated and in Japan only approximately 15%. Unlike the U.S., however, Japan has a premium-based, mandatory social insurance system, and the structure of its health care system is more closely comparable to the German system.
      Financing policies for ESRD treatment also differ from country-to-country. In countries with a health care system that includes provisions for ESRD patient care, treatment is generally financed through a government budget allocation or on a fee-for-service basis. Germany has introduced a payment system utilizing a weekly fixed payment independent of treatment modality.
      Treatment components included in the cost of dialysis may vary from country-to-country or even within countries, depending on the structure and cost allocation principles. Where treatment is reimbursed on a fee-for-service basis, reimbursement rates are sometimes allocated in accordance with the type of treatment performed. We believe that it is not appropriate to calculate a global reimbursement amount, because the services and costs for which reimbursement is provided in any such global amount would be likely to bear little relation to the actual reimbursement system in any one country. Generally, in countries with established dialysis programs, reimbursements range from $100 to more than $300 per treatment. However, a comparison from country to country would not be meaningful if made in the absence of a detailed analysis of the cost components reimbursed, services rendered and the structure of the dialysis clinic in each country being compared.
      Health care expenditures are consuming an ever-increasing portion of gross domestic product worldwide. In the developed economies of Europe, Asia and Latin America, health care spending is in the range of 5%-14% of gross domestic product. In many countries, dialysis costs consume a disproportionately high amount of health care spending and these costs may be considered a target for implementation of cost containment measures. Today, there is increasing awareness of the correlation between the quality of care delivered in the dialysis unit and the total health care expenses incurred by the dialysis patient. Accordingly, developments in reimbursement policies might include higher reimbursement rates for practices which are believed to improve the overall state of health of the ESRD patient and reduce the need for additional medical treatment.
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
False Claims Act and Related Criminal Provisions
      The federal False Claims Act (the “False Claims Act”) imposes civil penalties for knowingly making or causing to be made false claims with respect to governmental programs, such as Medicare and Medicaid, for services billed but not rendered, or for misrepresenting actual services rendered, in order to obtain higher reimbursement. Moreover, private individuals may bring qui tam or “whistle blower” suits against providers under the False Claims Act, which authorizes the payment of a portion of any recovery to the individual bringing suit. Such actions are initially required to be filed under seal pending their review by the Department of Justice. A few federal district courts have interpreted the False Claims Act as applying to claims for reimbursement that violate the anti-kickback statute or federal physician self-referral law under certain circumstances. The False Claims Act generally provides for the imposition of civil penalties of $5,500 to $11,000 per claim and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims, as each individual claim could be deemed to be a separate violation of the False Claims Act. Criminal provisions that are similar to the False Claims Act provide that if a corporation is convicted of presenting a claim or making a statement that it knows to be false, fictitious or fraudulent to any federal agency it may be fined not more than twice any pecuniary gain to the corporation, or, in the alternative, no more than $500,000 per offense. Some states also have enacted statutes similar to the False Claims Act which may include criminal penalties, substantial fines, and treble damages.
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
      Provisions of OBRA 93, known as “Stark II,” amended Stark I to revise and expand upon various statutory exceptions, to expand the services regulated by the statute to a list of “Designated Health Services,” and expanded the reach of the statute to the Medicaid program. The provisions of Stark II generally became effective on January 1, 1995, with the first phase of Stark II regulations finalized on January 4, 2001. Most portions of the first phase regulations became effective in 2002. The additional Designated Health Services include: physical therapy, occupational therapy and speech language pathology services; radiology and certain other imaging services; radiation therapy services and supplies; durable medical equipment and supplies; parenteral and enteral nutrients, equipment and supplies; prosthetics, orthotics, and prosthetic devices and supplies; home health services; outpatient prescription drugs; and inpatient and outpatient hospital services. The first phase of the final regulations implementing the Stark Law contains an exception for EPO and certain other dialysis-related outpatient prescription drugs furnished in or by an ESRD facility under many circumstances. In addition, the regulations made clear that services reimbursed by Medicare to a dialysis facility under the ESRD composite rate do not implicate the Stark Law. Further, the final Phase I regulations also adopted a definition of durable medical equipment which effectively excludes ESRD equipment and supplies from the category of Designated Health Services. Phase II of the final regulations to the Stark Law was released on March 26, 2004, and became effective on July 26, 2004. This phase of the regulations finalized all of the compensation exceptions to the Stark Law, including those for “personal services arrangements” and “indirect compensation arrangements.” In addition, Phase II revised the exception for EPO and certain other dialysis-related outpatient prescription drugs furnished in or by an ESRD facility to include certain additional drugs.
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
Health Care Reform
      Health care reform is considered by many countries to be a national priority. In the U.S., members of Congress from both parties and officials from the executive branch continue to consider many health care proposals, some of which are comprehensive and far-reaching in nature. Several states are also currently considering health care proposals. We cannot predict what additional action, if any, the federal government or any state may ultimately take with respect to health care reform or when any such action will be taken. Health care reform may bring radical changes in the financing and regulation of the health care industry, which could have a material adverse effect on our business and the results of our operations.
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

		Currently
		Owned
	Floor Area	or Leased
	(Approximate	by Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Bad Homburg, Germany	11,524	leased	December 2006	Corporate headquarters and administration
St. Wendel, Germany	49,732	leased	December 2006	Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development
Schweinfurt, Germany	19,605	leased	December 2006	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development
Palazzo Pignano, Italy	70,212	owned		Manufacture of bloodlines and tubing
L’Arbresle, France	13,524	owned		Manufacture of polysulfone dialyzers, special filters and dry hemodialysis concentrates
Nottinghamshire, UK	5,110	owned		Manufacture of hemodialysis concentrate solutions
Barcelona, Spain	2,000	owned		Manufacture of hemodialysis concentrate solutions
Antalya, Turkey	8,676	leased	December 2022	Manufacture of bloodlines
Ankara, Turkey	1,000	leased	February 2009	Manufacture of hemodialysis concentrate solutions
Casablanca, Morocco	2,823	owned		Manufacture of hemodialysis concentrate solutions
Guadalajara, México	26,984	owned		Manufacture of peritoneal dialysis bags
Buenos Aires, Argentina	10,100	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, bloodlines and desinfectants
São Paulo, Brazil	5,734	owned		Manufacture of hemodialysis concentrate solutions
Bogotá, Colombia	5,700	owned		Manufacture of hemodialysis concentrate solutions, peritoneal dialysis bags, intravenous solutions
Hong Kong	1,013	Leased	February 2006	Corporate headquarters and administration — Asia-Pacific
Hong Kong	3,515	Leased	November 2005 — November 2006	various leases of Warehouse facility
Taiwan	1,315	leased	November — December 2006	Sales & Technical & Administration office-FMC & Nephrocare
Milson Point, Australia	557	leased	November 2007	Administration
Smithfield, Australia	5,350	owned		Manufacture of hemodialysis
Altona VIC, Australia	2,400	leased	June 2006	Warehouse
Petaling Jaya, Malaysia	1,173	leased	November 2007	Administration & Warehouse
Seoul, South Korea	2,425	leased	March 2005 and August 2005	Administration
South Korea	1,067	leased	March 2005 — March 2006	Branch offices
South Korea	3,306	leased	March 2005 and December 2005	Warehouses
Bangkok, Thailand	800	leased	December 2006	Warehouse

		Currently
		Owned
	Floor Area	or Leased
	(Approximate	by Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Tokyo, Japan	1,153	leased	December 2006 with 3-year renewal option	Headquarter and administration
Inukai, Japan	3,598	owned		Manufacture of filters
Buzen, Japan	8,369	owned		Manufacture of solutions
Fukuoka, Japan	4,541	leased	November 2005 with 1-year renewal option (terminated already at the end of February 2005)	Warehouse
Saga, Japan	4,970	leased	March 2010 with 5-Year renewal option	Warehouse
Lexington, Massachusetts	20,258	leased	October 2007 with 5-year renewal option	Corporate headquarters and administration — North America
Newport Beach	143	leased	February 2007 with 2-year renewal option	General office use and administration — North America
Walnut Creek, California	9,522	leased	June 2012 with 5-year renewal option	Manufacture of Hemodialysis machines and peritoneal dialysis cyclers; research and development; warehouse space
Ogden, Utah	41,807	owned		Manufacture polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development
Oregon, Ohio	13,934	leased	April 2019	Manufacture of liquid hemodialysis concentrate solutions
Perrysburg, Ohio	3,252	leased	August 2008	Manufacture of dry hemodialysis concentrates
Livingston, California	2,973	leased	October 2011 with a 5-year renewal option	Manufacture of liquid hemodialysis concentrates
Freemont, California	6,645	leased	August 2007 with 2-year renewal option	Clinical laboratory testing — 3 Buildings
Rockleigh, New Jersey	7,897	leased	June 2007 with two 5-year renewal options	Clinical laboratory testing
Irving, Texas	6,506	leased	December 2010	Manufacture of liquid hemodialysis solution
Reynosa, Mexico	13,936	leased	June 2013	Manufacture of bloodlines
Reynosa, Mexico	4,645	owned		Warehouse
Pharr, Texas	511	leased	Month to Month	Warehouse
Redmond, Washington	1,904	leased	December 2008	Manufacture of Prosorba Columns
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
Critical Accounting Policies
      The Company’s reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis for our financial statements. The critical accounting policies, the judgments made in the creation and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates are factors to be considered along with the Company’s financial statements, and the discussion in “Results of Operations”.
Recoverability of Goodwill and Intangible Assets
      The growth of our business through acquisitions has created a significant amount of intangible assets, including goodwill, trade names and management contracts. At December 31, 2004, the carrying amount of goodwill amounted to $3,445 million and non-amortizable intangible assets amounted to $441 million representing in total approximately 50% of our total assets.
      In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142 Goodwill and Other Intangible Assets, we perform an annual impairment test of goodwill and non-amortizable intangible assets at least once a year for each reporting unit, or if events occur or circumstances change that would indicate the carrying value might be impaired (See also Note 1g) in our consolidated financial statements).
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
      A prolonged downturn in the healthcare industry with lower than expected increases in reimbursement rates and/or higher than expected costs for providing healthcare services and for procuring and selling products could adversely affect our estimated future cashflows. Future adverse changes in a reporting unit’s economic environment could affect the discount rate. A decrease in our estimated future cash flows and/or a decline in the reporting units economic environment could result in impairment charges to goodwill and other intangible assets which could materially and adversely affect our future financial position and operating results.
Legal Contingencies
      We are party to litigation relating to a number of matters as described in Note 16 “Legal Proceedings” in our Consolidated Financial Statements. The outcome of these matters may have a material effect on our financial position, results of operations or cash flows.
      We regularly analyze current information including, as applicable, our defenses and provide accruals for probable contingent losses including the estimated legal expenses to resolve the matters. We use the resources of our internal legal department as well as external lawyers for the assessment. In making the decision regarding the need for loss accrual, we consider the degree of probability of an unfavorable outcome and our ability to make a reasonable estimate of the amount of loss.

      The filing of a suit or formal assertion of a claim or assessment, or the disclosure of any such suit or assertion, does not automatically indicate that accrual of a loss may be appropriate.
Allowance for Doubtful Accounts
      Trade accounts receivable are a significant asset of ours and the allowance for doubtful accounts is a significant estimate made by management. Trade accounts receivable were $1,463 million and $1,230 million at December 31, 2004 and 2003, respectively, net of allowances. The allowance for doubtful accounts was $180 million and $166 million at December 31, 2004 and 2003, respectively. The majority of our receivables relates to our dialysis service business in North America.
      Dialysis care revenues are recognized and billed at amounts estimated to be receivable under reimbursement arrangements with third party payors. Medicare and Medicaid programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Most non-governmental payors are billed at our standard rates for services net of contractual allowances to reflect the estimated amounts to be received under reimbursement arrangements with these payors.
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
Self-Insurance Programs
      FMCH, our largest subsidiary, is partially self-insured for professional, product and general liability, auto liability and worker’s compensation claims under which we assume responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported balances for the year include estimates of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.
Financial Condition and Results of Operations
Overview
      We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the U.S., we also perform clinical laboratory testing and provide perfusion, autotransfusion and therapeutic apheresis services. Perfusion maintains human heart and lung function during cardiovascular surgery. Autotransfusion is used during surgery to collect, filter and reinfuse a patient’s own blood as an alternative to using donor blood. Therapeutic apheresis is the process of separating or removing illness causing substances from patient’s blood or blood plasma. Dialysis is a lifesaving treatment for irreversible, lifelong end stage renal disease, and necessitates multiple treatments per week for the remainder of a patient’s life. We estimate that providing dialysis services and distributing dialysis products and equipment represents an over $40 billion worldwide market with expected annual patient growth of 6%. Patient growth results from factors such as the aging population; increasing incidence of diabetes and hypertension, which frequently precedes the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.
      On December 8, 2003, the Medicare Prescription Drug, Modernization and Improvement Act of 2003 was enacted (the “Medicare Modernization Act”). This law makes several significant changes to U.S. government payment for dialysis services and pharmaceuticals. First, it increased the composite rate for renal dialysis facilities by 1.6% on January 1, 2005. Second, effective January 1, 2005, payments for ten separately billable dialysis-related medications will be based on average acquisition cost (as determined by the Office of the Inspector General (“OIG”) and updated by the Centers for Medicare and Medicaid Services of the U.S. Department of Health and Human Services, (“CMS”) and payments for the remaining separately billable dialysis-related medications will be based on average sales price (“ASP”) plus 6% (ASP is defined in the law as a manufacturer’s ASP to all purchasers in a calendar quarter per unit of each drug and biological sold in that same calendar quarter, excluding sales exempt from best price and nominal price sales and including all discounts, chargebacks and rebates). Third, the difference between the determined acquisition cost-based reimbursement and what would have been received under the current average wholesale price-based (“AWP-based”) reimbursement methodology will be added to the composite rate. This add-back amount has been determined to be 8.7% of the composite rate and will be subject to an annual update based on the growth in drug spending. Fourth, effective April 1, 2005, providers will receive higher composite rate payments for certain patients based on their age, body mass index and body surface area. Fifth, beginning in 2006, the Secretary of the Department of Health and Human Services (the “Secretary”) is authorized to set payment for all separately billed drugs and biologicals at either acquisition cost or average sales price. Lastly, the Secretary is required to establish a three-year demonstration project to test the use of a fully case-mix adjusted payment system for ESRD services, beginning January 1, 2006. Under this project, separately billable drugs and biologicals and related clinical laboratory tests would be bundled into the facility composite rate. Participating facilities would receive an additional 1.6% composite rate increase. For a discussion of the composite rate for reimbursement of dialysis treatments, see Item 4B, “Business Overview — Regulatory and Legal Matters — Reimbursement”. We expect that the final regulations could have a non-material negative impact on our revenue from Medicare.
      In July 2004, CMS proposed certain changes with respect to its EPO reimbursement and utilization guidelines. Its proposal reflects the agency’s conclusion that the appropriate utilization of EPO should be monitored by considering both the patient’s hemoglobin/hematocrit level and the dosage. Specifically, it proposed a pre-payment claims review process in which claims for EPO with hemoglobin levels below 13 (or hematocrit of 39) would not be targeted for review, but claims for EPO with hemoglobin levels above 13 would be reviewed based on the hemoglobin value and related EPO doses, and with payment limited to a fixed amount of EPO unless there is medical justification for the hemoglobin levels. The comment period on this policy draft was extended and ended on October 7, 2004. CMS has not yet finalized the new guidelines. If the EPO reimbursement/ utilization changes are adopted, this could have an adverse impact on our operating results.
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

      Our management believes the most appropriate measure in this regard is operating income, referred to in previous filings as earnings before interest and taxes, or EBIT, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. In addition to operating income, our management also believes that earnings before interest, taxes, depreciation and amortization, or EBITDA, is helpful for investors as a measurement of our segments’ ability to generate cash and to service our financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our 2003 Senior Credit Agreement, our Euro Notes and the indentures relating to our outstanding trust preferred securities. You should not consider segment EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. We believe that operating income is the GAAP financial measure most directly comparable to our computation of EBITDA by segment, and the information in the table below under “Results of Operations” reconciles EBITDA for each of our reporting segments to operating income calculated in accordance with U.S. GAAP. See also Note 19 of the Notes to Consolidated Financial Statements.

A.	Results of Operations
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

	For the years ended December 31,

	2004	2003	2002

	(in millions)
Total revenue
North America	$4,218	$3,857	$3,750
International	2,051	1,709	1,363

Totals	6,269	5,566	5,113

Inter-segment revenue
North America	2	2	2
International	39	36	27

Totals	41	38	29

Total net revenue
North America	4,216	3,855	3,748
International	2,012	1,673	1,336

Totals	6,228	5,528	5,084

EBITDA
North America	716	652	630
International	403	349	292
Corporate	(34)	(27)	(16)

Totals	1,085	974	906

Amortization and depreciation
North America	126	120	139
International	105	95	70
Corporate	2	2	2

Totals	233	217	211

Operating Income
North America	590	532	491
International	298	254	222
Corporate	(36)	(29)	(18)

Totals	852	757	695

Interest income	14	19	18
Interest expense	(197)	(230)	(244)
Income tax expense	(266)	(213)	(175)
Minority interest	(1)	(2)	(4)

Net income	$402	$331	$290

Year ended December 31, 2004 compared to year ended December 31, 2003
Highlights
      Like 2003, the earnings increase in 2004 is characterized by improving margins in the North American segment partially offset by a decline of margins in Asia Pacific. Cash flow provided from operations reached $828 million and exceeded the prior year’s cash flow from operations by $74 million. This favorable development is a result of our increased net income and focus on working capital management partially offset by a lower impact of liquidity provided by hedging of intercompany financings.

Consolidated Financials
Key Indicators for Consolidated Financials

			Change in %

			as	at constant
	2004	2003	reported	exchange rates

Number of treatments	18,794,109	17,821,185	5%
Same store treatment growth in %	3.6%	4.9%
Revenue in $ million	6,228	5,528	13%	10%
Gross profit in % of revenue	33.5%	33.1%
Selling, general and administrative costs in % of revenue	19.0%	18.5%
Net income in $ million	402	331	21%
      Net revenue increased for the year ended December 31, 2004 over the comparable period in 2003 due to growth in revenue in both dialysis care and dialysis products.
      Dialysis care revenue grew by 13% to $4,501 million (12% at constant exchange rates) mainly due to higher treatment rates, acquisitions, as a result of an accounting change (implementation of Financial Accounting Standards Board Interpretation 46R (“FIN 46R”) issued December 2003 and effective March 31, 2004), and the effect of two additional treatment days in 2004. Same store treatment growth in 2004 declined from 2003 as a result of the loss of tenders in the International segment and the general market growth slow down in the North American segment. Dialysis product revenue increased by 11% to $1,727 million (5% at constant exchange rates) in the same period.
      Gross profit margin improved in 2004 to 33.5% from 33.1% for 2003. The increase is primarily a result of higher treatment rates, higher margins for ancillary services in North America, higher number of treatments as a result of two additional treatment days in North America, operating improvements in Latin America and growth in regions which have higher gross margins offset by higher personnel and recruiting costs due to the nursing shortage in North America, a one time discount provided to a distributor in Japan, and reimbursement related price pressure in Japan. Depreciation and amortization expense for the period was $233 million compared to $217 million for the same period in the prior year.
      Approximately 38% of the Company’s 2004 worldwide revenues, as compared to 40% in 2003, are paid by and subject to regulations under governmental health care programs, primarily Medicare and Medicaid, administered by the United States government.
      Selling, general and administrative costs increased from $1,022 million in 2003 to $1,182 million in 2004. Selling, general and administrative costs as a percentage of sales increased from 18.5% in 2003 to 19.0% in 2004. The increase is mainly due to increased personnel expenses in North America and growth in regions which have higher selling, general and administrative costs partially offset by receipt of a one time indemnification payment related to a clinic in the Asia Pacific region and reduced expenses due to cost efficiency control in Latin America. Net income for the period was $402 million compared to $331 million in 2003.
      In 2004, 18.79 million treatments were provided. This represents an increase of 5.4% over 2003. Same store treatment growth was 3.6% with additional growth of 1.8% from acquisitions.
      At December 31, 2004 we owned, operated or managed 1,610 clinics compared to 1,560 clinics at the end of 2003. During 2004, we acquired 29 clinics, opened 52 clinics and consolidated 31 clinics. The number of patients treated in clinics that we own, operate or manage increased to 124,400 at December 31, 2004 from approximately 119,250 at December 31, 2003. Average revenue per treatment for worldwide dialysis services increased to $240 from $223 mainly due to worldwide improved reimbursement rates and favorable currency developments.

      The following discussions pertain to our business segments and the measures we use to manage these segments.
North America Segment
Key Indicators for North America Segment

	2004	2003	Change in %

Number of treatments	12,908,788	12,366,028	4%
Same store treatment growth in %	3.1%	3.8%
Revenue in $ million	4,216	3,855	9%
EBITDA in $ million	716	652	10%
EBITDA margin in %	17.0%	16.9%
Depreciation and amortization in $ million	126	120	6%
Operating income in $ million	590	532	11%
Operating income margin in %	14.0%	13.8%
Revenue
      Net revenue for the North America segment for 2004 increased because dialysis care revenue increased by 11% from $3,429 million to $3,795 million. This was partially offset by a 1% decrease in product sales.
      The 11% increase in dialysis care revenue in 2004, was driven by organic revenue growth of 7%, 1% increase attributable to two extra dialysis days in 2004, 2% resulting from implementation of FIN 46R and 1% resulting from acquisitions. Organic revenue growth is a result of 3% growth in number of treatments and a 4% revenue per treatment growth. Same store treatment growth in 2004 declined from 2003 as a result of the general market growth slow down in the North America. For 2004, the administration of EPO represented approximately 23% of total North America revenue.
      At the end of 2004, approximately 85,500 patients were being treated in the 1,130 clinics that we own, operate or manage in the North America segment, compared to approximately 82,400 patients treated in 1,110 clinics at the end of 2003. The average revenue per treatment, excluding laboratory testing revenue, increased from $267 in 2003 to $278 in 2004. Including laboratory testing, the average revenue per treatment increased from $278 in 2003 to $289 during 2004.
      Dialysis product sales in both 2004 and 2003 include the sales of machines to third-party leasing companies which are leased back by our dialysis services division and sales to other vertically integrated dialysis companies. The volume of both these type transactions has been reduced in 2004 compared to 2003. In addition, the Company decided to focus sales efforts more on its internally produced products while decreasing emphasis on relatively low margin ancillary products manufactured by third-parties. These two factors resulted in a 1% decrease in dialysis product revenue from $426 million in 2003 to $421 million in 2004. Our dialysis products division measures its external sales performance based on its sales to the “net available external market”.
      The Net available external market sales excludes machine sales to third parties, i.e., leasing companies, for machines utilized in our services division as well as sales to other vertically integrated dialysis companies and sales related to our adsorber business. Net available external market sales were flat in 2004 over the comparable period for 2003. The detail is as follows:

	Year ended	Year ended
	December 31, 2004	December 31, 2003

	(in millions)
Dialysis product sales	$421	$426
less sales to other vertically integrated dialysis companies and to leasing company of dialysis machines leased back	(28)	(34)
less sales related to adsorber business	(5)	(3)

Net available external market sales	$388	$389

EBITDA
      EBITDA margin increased 10 basis points from 16.9% in 2003 to 17.0% in 2004. The primary drivers of this margin improvement during 2004 are increases in commercial payor rates, improved ancillary margins, and incremental profits provided by two additional dialysis days in 2004 partially offset by the effect of the implementation of FIN 46R (0.2%). Cost per treatment increased from $242 in 2003 to $251 in 2004, primarily due to increased personnel and benefit costs, higher ancillary costs, and other miscellaneous costs partially offset by improvements in medical supply costs.
Operating income
      The increase in operating margin was caused by the factors listed under EBITDA and reduced depreciation and amortization expense, as a percentage of revenue, mainly as a result of completing the depreciation and amortization of patient relationships acquired in 1997.
International Segment
Key Indicators for International Segment

			Change in %

			as	at constant
	2004	2003	reported	exchange rates

Number of treatments	5,885,321	5,455,157	8%
Same store treatment growth in %	4.6%	7.7%
Revenue in $ million	2,012	1,673	20%	11%
EBITDA in $ million	403	349	15%
EBITDA margin in %	20.0%	20.8%
Depreciation and amortization in $ million	105	95	10%
Operating income in $ million	298	254	17%
Operating income margin in %	14.8%	15.2%
Revenue
      The increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately 3% while consolidations resulting from initial consolidation of entities as a result of an accounting change (implementation of FIN 46R) contributed approximately 1%. Organic growth during the period was 7% at constant exchange rates. Same store treatment growth in 2004 declined from 2003 as a result of the loss of tenders. The revenue increase was also attributable to a 9% exchange rate effect due to the continued strengthening of various local currencies against the dollar in 2004 and 2003.
      Total dialysis care revenue increased during 2004 by 28% (19% at constant exchange rates) to $706 million in 2004 from $550 million for 2003. This increase is a result of organic growth of 6%, a 7% increase in contributions from acquisitions, a 6% contribution from consolidations resulting from implementation of FIN 46R and approximately 9% due to exchange rate fluctuations.
      As of December 31, 2004, approximately 38,900 patients were being treated at 480 clinics that we own, operate or manage in the International segment compared to 36,850 patients treated at 450 clinics at December 31, 2003. In 2004, the average revenue per treatment increased from $101 to $120 ($111 at constant exchange rates) due to the strengthening of the local currencies against the U.S. dollar and increased reimbursement rates partially offset by higher growth in countries with reimbursement rates below the average.
      Total dialysis product revenue for 2004 increased by 16% (7% at constant exchange rates) to $1,306 million mainly driven by organic growth.

      Including the effects of the acquisitions, European region revenue increased 22% (11% at constant exchange rates), Latin America region revenue increased 30% (27% at constant exchange rates), and Asia Pacific region revenue increased 6% (1% at constant exchange rates).
EBITDA
      Our EBITDA margin decreased from 20.8% to 20.0%. The main cause for the margin decrease consisted of the price pressure in Japan as a result of biannual reimbursement rate reductions, a one-time discount provided to a distributor in Japan, the unfavorable foreign currency transaction effects related to the purchase of products from our European production sites coupled with the appreciation of the euro against local currencies and the effect of the implementation of FIN 46R (0.2%) partially offset by receipt of a one-time indemnification payment related to a clinic in the Asia Pacific region, operating improvements in Latin America such as a reimbursement rate increase in Venezuela and cost control improvements throughout Latin America.
Operating income
      Our operating income margin decreased from 15.2% during 2003 to 14.8% in 2004 due to the factors responsible for the decrease of EBITDA margin described above coupled with lower depreciation expense as a percentage of revenue.
Latin America
      Our subsidiaries in Latin America contributed approximately 4% of our worldwide revenue and approximately 3% of our operating income in 2004. Our operations in Latin America were affected by the financial crisis and currency devaluations in some currencies in Latin America. Because of these issues, we continue to experience lower than anticipated reimbursement rates, margin pressure and foreign currency exchange losses.
      In 2004, sales in Latin America increased 30% (27% at constant exchange rates) and operating income increased 175% (161% at constant exchange rates) compared to 2003. The consolidation of dialysis clinics in accordance with FIN46R contributed 13% of the revenue growth and had no significant impact on operating income. A worsening of the economic situation in Latin America, a further devaluation of the Latin American currencies against the U.S. dollar or other unfavorable economic developments in Latin America, could result in an impairment of long-lived assets and goodwill.
Corporate
      We do not allocate “corporate costs” to our segments in calculating segment operating income and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.
      Total corporate operating loss was $36 million in 2004 compared to $29 million in the same period of 2003.
      The following discussions pertain to our total Company costs.
Interest
      Interest expense for 2004 decreased 15% compared to the same period in 2003 due to a lower debt level resulting from the use of positive cash flows, lower interest rates, and the conversion of a portion of debt from fixed into variable interest rates.

Income Taxes
      The effective tax rate for 2004 was 39.7% compared to 39.0% in 2003.
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
      Cash flow provided from operations reached $754 million and exceeded the prior year’s cash flow from operations by $204 million. This favorable development is a result of our focus on receivable collections and $132 million of temporary liquidity provided by hedging of certain inter-company financing transactions.
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

      Approximately 40% of the Company’s worldwide revenues are paid by and subject to regulations under governmental health care programs, primarily Medicare and Medicaid, administered by the United States government in both 2003 and 2002, respectively.
      Selling, general and administrative costs increased from $914 million in 2002 to $1,022 million in 2003. Selling, general and administrative costs as a percentage of sales increased from 18.0% in 2002 compared to 18.5% in 2003. This was in part due to the one time pension curtailment gain of $12.6 million in 2002 which reduced our selling, general and administrative costs for that year. The remaining increase is mainly due to growth in international regions which have higher selling, general and administrative expenses partially offset by $19 million of amortization expense for certain patient relationships and other intangible assets acquired in the 1996 Merger which were fully amortized in the fourth quarter of 2002. Net income for the period was $331 million compared to $290 million in 2002. Net income in 2002 was impacted by the $12 million loss attributable to the early redemption of trust preferred securities.
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
      The increase in dialysis care revenue was driven by a 6% increase in treatments. Same store treatment growth was 4% and 1% resulted from acquisitions. A further 2% increase in dialysis treatments was due to a transition of peritoneal dialysis patients from Method II (billed by dialysis products) to Method I (billed by dialysis services). This was offset by a 1% decrease in treatments lost from clinics that were sold or closed and one less treatment day in 2003 compared to 2002. For this year the administration of EPO represented approximately 23% of total revenue.

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
      Dialysis product sales in both 2003 and 2002 include the sales of machines to a third-party leasing company which are leased back by our dialysis services division. Dialysis product sales in 2002 also includes Method II peritoneal dialysis revenues for our dialysis services patients. Method II patients were transferred to Method I effective January 1, 2003. Therefore there were no similar Method II revenues recorded in 2003. This reclassification of patients was the main cause of a 6% decrease in dialysis product revenue from $454 million in 2002 to $426 million in 2003. This was offset by an increase of product sales due to the acquisition of the adsorber business of Fresenius AG in 2003. Our dialysis products division measures its external sales performance based on its sales to the “net available external market.” The net available external market sales excludes machine sales to third parties for machines utilized in the services division and Method II revenues involving our dialysis services division as well as sales to other vertically integrated dialysis companies and sales related to the adsorber business. Net available external market sales increased by 4% in 2003 over the comparable period 2002. The detail is as follows:

	Year ended	Year ended
	December 31, 2003	December 31, 2002

	(in millions)
Dialysis product sales	$426	$454
less sales to other vertically integrated dialysis companies and to leasing company of dialysis machines leased back	(34)	(42)
less method II and other	—	(37)
less sales related to adsorber business	(3)	—

Product sales to available external market	$389	$375

EBITDA
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

International Segment
Key Indicators for International Segment

			Change in %

			as	at constant
	2003	2002	reported	exchange rates

Number of treatments	5,455,157	4,744,875	15%
Same store treatment growth in %	7.7%	8.1%
Revenue in $ million	1,673	1,336	25%	11%
EBITDA in $ million	349	292	20%
EBITDA margin in %	20.8%	21.8%
Depreciation and amortization in $ million	95	70	37%
Operating income in $ million	254	222	14%
Operating income margin in %	15.2%	16.6%
Revenue
      The increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately $53 million (4%). Organic growth during the period was 7% ($90 million) at constant exchange rates. Revenues also benefited from a $193 million (14%) exchange rate effect due to the continued strengthening of the euro against the dollar in 2003.
      Total dialysis care revenue increased during 2003 by 32% (18% at constant exchange rates) to $550 million in 2003 from $416 million the same period of 2002. This increase is a result of base business growth of $40 million combined with $36 million in growth from acquisitions, improved by approximately $58 million due to exchange rate fluctuations.
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
EBITDA
      EBITDA margin in our International Segment decreased from 21.8% to 20.8%. The main causes of this decrease were price pressure in Europe, especially related to reimbursement changes in Germany which came into effect in the middle of 2003, increased cost of revenue due to the strengthening of the euro, lost revenues due to political instability in the Middle East and changes in the distribution system in Asia Pacific. These negative factors were partially offset by retroactive reimbursement rate increases in Italy, Portugal and Venezuela.
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
Interest
      Interest expense for 2003 decreased 6% compared to the same period in 2002 due to the charge recorded in the first quarter of 2002 for the redemption of trust preferred securities. See Note 9 “Mandatorily Redeemable Trust Preferred Securities” in our Consolidated Financial Statements.
Income Taxes
      The effective tax rate for the year ended December 31, 2003 was 39.0% compared to 37.4% during the same period in 2002. This increase was caused by an increase of additional tax provisions and an increase in German tax rates in 2003.
B.  Liquidity and Capital Resources
Liquidity
      Our primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of Preference shares and trust preferred securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 72% of our revenues are generated by providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the year ended December 31, 2004, approximately 38% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See “Overview”, above, for a discussion of recent Medicare reimbursement rate changes. Furthermore cash from operations depends on the collection of accounts receivable. We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. This could have a material adverse effect on our capacity to generate cash flow.

      Cash from short-term borrowings can be generated by selling interests in accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius AG. Long-term financing is provided by the revolving portion and the term loan under our 2003 Senior Credit Agreement and has been provided through the issuance of our euro notes and trust preferred securities. We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs.
      At December 31, 2004 and 2003, we had approximately $635 million and $463 million, respectively, of unused borrowing capacity available under the revolving portion of our 2003 Senior Credit Agreement.
      Our amended 2003 Senior Credit Agreement and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2003 Senior Credit Agreement, we are obligated to maintain a minimum consolidated net worth, a minimum consolidated interest coverage ratio (ratio of consolidated EBITDA to consolidated net interest expense as defined in the 2003 Senior Credit Agreement) and a certain consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA as defined in the 2003 Senior Credit Agreement).
      Our amended 2003 Senior Credit Agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends (limited to $180 million in 2005, dividends paid in 2004 were $122 million) and other restricted payments, create liens or make capital expenditures, investments or acquisitions. The breach of any of the covenants could result in a default under the 2003 Senior Credit Agreement or the notes underlying our trust preferred securities, which could, in turn, create additional defaults under the agreements relating to our other long-term indebtedness. In default, the outstanding balance under the amended 2003 Senior Credit Agreement becomes due at the option of the Lenders. As of December 31, 2004, we are in compliance with all financial covenants under the 2003 Senior Credit Agreement.
      The Company has an accounts receivable facility whereby certain receivables are sold to NMC Funding, a special purpose entity and a wholly-owned subsidiary. NMC Funding then sells and assigns undivided ownership interests in the accounts receivable to certain bank investors. Effective January 1, 2004 the accounts receivable facility was amended whereby NMC Funding now retains the right to repurchase all transferred interests in the accounts receivable sold to the banks under the facility. As we now have the right at any time to repurchase the then outstanding interests, the receivables remain on our Consolidated Balance Sheet and the proceeds from the sale of undivided interests are recorded as short-term borrowings. The repurchase of all transferred interests in the accounts receivable would result in the termination of the accounts receivable facility under the terms of the facility agreement. On October 21, 2004 the Company amended the accounts receivable facility to extend the maturity date to October 20, 2005.
      Our capacity to generate cash from the accounts receivable facility depends on the availability of sufficient accounts receivable that meet certain criteria defined in the agreement with the third party funding corporation. A lack of availability of such accounts receivable could have a material impact on our capacity to utilize the facility for our financial needs.
      The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Item 8.A.7, “Legal Proceedings”) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation is included in the special charge we recorded in 2001 to address 1996 merger-related legal matters.
      We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, including appealing certain of these unfavorable determinations. We may be subject to additional unfavorable adjustments and disallowances in connection with ongoing audits. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments. With respect to adjustments and disallowances currently on appeal, we do not anticipate that an unfavorable ruling would have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments. If all potential additional tax payments and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our available liquidity will be sufficient to satisfy all such obligations if and when they come due.
Dividends
      Consistent with prior years, we will continue to follow an earnings-driven dividend policy. The Management Board and the Supervisory Board will propose to the shareholders at the Annual General Meeting a dividend, with respect to 2004 and payable in 2005, of €1.12 per ordinary share (2003: €1.02) and €1.18 per preference share (2003: €1.08) for shareholder approval at the annual general meeting on May 24, 2005. The total expected dividend payment is approximately €109 million and we paid approximately $122 million in 2004 for dividends with respect to 2003. Our 2003 Senior Credit Agreement limits disbursement for dividends and certain other transactions relating to our own equity type instruments during 2005 to $180 million in total.
Analysis of Cash Flow
Year ended December 31, 2004 compared to year ended December 31, 2003
Operations
      We generated cash from operating activities of $828 million in the year ended December 31, 2004 and $754 million in the comparable period in 2003, an increase of about 10% over the prior year. Cash flows were primarily generated by increase in net income and working capital improvements.
Investing
      Cash used in investing activities decreased from $369 million to $365 million mainly because of decreased capital expenditures but this decrease was offset by increased cash acquisition payments. In 2004, we paid approximately $104 million ($65 million for the North American segment and $39 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics. In the same period in 2003, we paid approximately $92 million ($40 million for the North American segment and $52 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics and the adsorber business acquired from Fresenius AG.
      In addition, capital expenditures for property, plant and equipment net of disposals were $261 million in 2004 and $276 million in 2003. In 2004, capital expenditures were $157 million in the North America segment and $104 million for the International segment. In 2003, capital expenditures were $170 million in the North America segment and $106 million for the International segment. The majority of our capital expenditures was used for the maintenance of existing clinics, equipping new clinics, distribution activities in our products business and the expansion of production facilities in Germany, France, Italy and North America. Capital expenditures were approximately 4% of total revenue.
Financing
      Net cash used in financing was $452 million in 2004 compared to cash used in financing of $416 million in 2003. Although we increased our Accounts Receivable Facility, our total external financing needs decreased due to higher cash from operating activities partially offset by higher dividend payments. Cash on hand was $59 million at December 31, 2004 compared to $48 million at December 31, 2003.
      On February 21, 2003, we entered into an amended and restated bank agreement, (the “2003 Senior Credit Facility”), with Bank of America N.A., Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the “Lenders”), pursuant to which the Lenders made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $1.5 billion through three credit facilities.
      Through a series of amendments in 2003 and 2004, we voluntarily reduced the aggregate amount available to $1.2 billion while increasing the available amounts under the revolving credit portion and reducing the amounts available under the term loan portion. In addition, the amendments reduced the term loan interest rates by 25 basis points in 2003 and an additional 75 basis points in 2004 and the revolving credit interest rates by 62.5 basis points in 2004. The termination date was extended until February 28, 2010. Under the 2004 amendments, we can increase the amount of revolving credit by up to $200 million during the life of the 2003 Senior Credit Agreement.
      The Company has approximately $6 million in financing outstanding at December 31, 2004, from Fresenius AG including $3 million in loans and approximately $3 million due May 2005 representing the balance due on the Company’s purchase of the adsorber business from Fresenius AG in 2003. At December 31, 2003, the balance outstanding was $30 million from Fresenius AG.
      On March 28, 2003, FMCH redeemed all of its outstanding shares of Class D Special Dividend Preferred Stock (“Class D Shares”) at a total cash outflow of approximately $9 million.
Year ended December 31, 2003 compared to year ended December 31, 2002
Operations
      We generated cash from operating activities of $754 million in 2003 and $550 million in the comparable period in 2002, an increase of approximately 37% over the prior year. Cash flows benefited from $132 million of temporary liquidity provided by hedging of certain intercompany financing transactions, improved accounts receivable collections and lower prepaid expenses and other current assets. We classify the cash outflows from our accounts receivable securitization program in the amount of $287 million as a financing activity.
Investing
      Cash used in investing activities increased from $281 million to $369 million mainly because of increased purchases of property, plant and equipment. Capital expenditures for property, plant and equipment net of disposals were $276 million for the year ended December 31, 2003 and $201 million for the comparable period in 2002. In 2003, capital expenditures were $170 million in the North America segment and $106 million for the International segment. In 2002, capital expenditures were $98 million in the North America segment and $103 million for the International segment. The majority of our capital expenditures were used for equipment in new clinics, the buyout of an equipment lease for our Ogden, Utah, facility, improvements to existing clinics, and expansion of production facilities. Net capital expenditures were approximately 5% of total revenue.
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
Financing
      Net cash used in financing was $416 million in 2003 compared to $265 million in 2002. Our financing needs decreased due to higher operating cash flow partially offset by higher payments for investing activities, higher dividend payments and payments for the redemption of the FMCH Class D Preferred Stock. Cash on hand was $48 million at December 31, 2003 compared to $65 million at December 31, 2002.
      On February 21, 2003, we entered into an amended and restated bank agreement with Bank of America N.A., Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the “Lenders”), pursuant to which the Lenders have made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $1.5 billion through three credit facilities. On August 22, 2003, the 2003 Senior Credit Agreement was amended so that, in effect, the aggregate amount of $1.5 billion was voluntarily reduced to $1.4 billion and the interest rate on a new term loan facility (Loan C) was 25 basis points lower than the interest rate on Loan B which was repaid. Funds available under this agreement were used to refinance the previous credit agreement’s outstanding balances and to pay down $287 million of our accounts receivable facility.
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
Obligations
      The following table summarizes, as of December 31, 2004, our obligations and commitments to make future payments under our long-term debt, trust preferred securities and other long-term obligations, and our commitments and obligations under lines of credit and letters of credit.

		Payments due by period of

Contractual Cash Obligations	Total	1 Year	2-5 Years	Over 5 Years

Trust Preferred Securities	$1,279	$—	$650	$629
Long Term Debt	769	227	466	76
Capital Lease Obligations	7	3	3	1
Operating Leases	1,048	239	542	267
Unconditional Purchase Obligations	151	87	64	—
Other Long-term Obligations	2	2	—	—
Letters of Credit	80	80	—	—

	$3,336	$638	$1,725	$973

		Expiration per period of

Available Sources of Liquidity	Total	1 Year	2-5 Years	Over 5 Years

Unused Senior Credit Lines	$635	$—	$—	$635
Other Unused Lines of Credit	128	128	—	—

	$763	$128	$—	$635

      The amount of guarantees and other commercial commitments at December 31, 2004 is not significant.
Borrowings
      Short-term borrowings of $83 million and $89 million at December 31, 2004, and 2003, respectively, represent amounts borrowed by certain of our subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2004, and 2003 was 4.69% and 3.38%, respectively. For information regarding short-term borrowings from affiliates see Note 2b) in our Consolidated Financial Statements.
      Excluding amounts available under the 2003 Senior Credit Agreement (as described under “Financing” above), at December 31, 2004, we had $128 million available under such commercial bank agreements. Some of these lines of credit are secured by the individual borrowers’ accounts receivable and contain various covenants including, but not limited to, requirements for maintaining defined levels of working capital, net worth, capital expenditures and certain financial ratios.

      In January 2004, we amended our accounts receivable securitization program which provides borrowings up to a maximum of $460 million on an ongoing basis. Under the terms of the amendment, we now retain the rights to repurchase all transferred interests in the accounts receivable sold to the banks under the facility. As a result, the receivables remain on the Consolidated Balance Sheet with the proceeds from the sale of the undivided interests recorded as short-term borrowings. Prior to the amendment, the receivables sold were removed from the Consolidated Balance Sheet. At December 31, 2004, we had outstanding borrowings under the facility of $336 million with effective interest rates ranging from 1.00%-2.23% during the year. At December 31, 2003, $158 million had been received and were reflected as reductions to accounts receivables. On October 21, 2004, we amended the facility to extend the maturity date to October 21, 2005.
      On February 21, 2003, we entered into an amended and restated senior credit agreement with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia, and certain other financial institutions. Pursuant to the agreement, the Lenders made available to the Company and certain subsidiaries and affiliates a credit facility comprising revolving and term loan facilities, currently a revolving facility of $750 million and a term loan facility of $450 million (Loan A-1). (See “Financing” above.)
      In 2001, we issued four tranches of senior notes (“Euro Notes”) totaling €129 million. The first tranche was for €80 million with a fixed interest rate of 6.16% and the second and third tranches for €29 million and €15 million, respectively, with variable interest rates which averaged 3.51% in 2004 and 3.84% in 2003. The final tranche was for €5 million at a fixed rate of 5.33%. All four tranches have a maturity date of July 13, 2005. Both floating rates are tied to the EURIBOR rate.
Recently Issued Accounting Standards
      In November, 2004, the Financial Accounting Standards Board issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4 (FAS 151), which is the result of its efforts to converge U.S. accounting standards for inventories with International Financial Reporting Standards. This statement requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are in the process of determining the impact on our consolidated financial statements.
      In December, 2004, the Financial Accounting Standards Board issued its final standard on accounting for share-based payments (SBP), SFAS No. 123R (revised 2004), Share-Based Payment (FAS 123R), that requires companies to expense the cost of employee stock options and similar awards. SFAS 123R requires determining the cost that will be measured at fair value on the date of the SBP awards based upon an estimate of the number of awards expected to vest. There will be no right of reversal of cost if the awards expire without being exercised. Fair value of the SBP awards will be estimated using an option-pricing model that appropriately reflects the specific circumstances and economics of the awards. Compensation cost for the SBP awards will be recognized as they vest. Such cost is not deductible under German law. We will have three alternative transition methods, each having a different reporting implication. The effective date is for interim and annual periods beginning after June 15, 2005. We are in the process of determining the transition method we are going to adopt and the potential impact on our consolidated financial statements.

C.	Research and development
      Our research and development activities aim to improve the quality of dialysis treatment by matching it more closely with the individual needs of the patient, while reducing the overall cost for treatment. With our vertical integration, our research and development department can apply our experience as the world’s largest provider of dialysis treatments to product development. To maintain and further enhance a continuous stream of product innovations, we have approximately 350 full time equivalents working in research and development worldwide at December 31, 2004. Approximately two-thirds of our research and development activities are based in Germany and one third in North America.

      Research and development focuses strongly on the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients, and on process technology for manufacturing our products. Research and development expenditures were $47 million in 2002, $50 million in 2003, and $51 million in 2004. For information regarding recent product introductions, see “Item 4.B. Business Overview — New Product Introductions.”
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
Our Supervisory Board
      Our Supervisory Board consists of six members who are elected by the holders of Ordinary shares at our Annual General Meeting. Pursuant to pooling agreements for the benefit of the public holders of our ordinary shares and the holders of our preference shares, at least one-third (but no fewer than two) of the members of the Supervisory Board elected by the shareholders are required to be independent directors as defined in the pooling agreements, i.e., persons with no substantial business or professional relationship with us, Fresenius AG or any affiliate of either.
      If and when either:

•	Fresenius Medical Care AG itself has more than 500 employees; or

•	we enter into a domination agreement with a German subsidiary having more than 500 employees, or if that subsidiary is integrated into Fresenius Medical Care AG;
the German employees of Fresenius Medical Care AG and our German subsidiaries will elect one-third of the members of the Supervisory Board. If and when the aggregate number of employees of Fresenius Medical Care AG and our German subsidiaries exceeds 2,000, consideration must be given to increase the Supervisory Board to 12 persons and, if increased, the holders of Ordinary shares will elect six members and the German employees of Fresenius Medical Care and our German subsidiaries will elect six members. In that case, the Chairman of the Supervisory Board will be selected from the members elected by the shareholders and will have the tie-breaking vote.

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
      The table below provides the names of the members of our Supervisory Board and their ages as of December 31, 2004.

Age as of
December 31,
Name	2004

Dr. Gerd Krick, Chairman(1)	66
Dr. Dieter Schenk, Deputy Chairman	52
Dr. Ulf M. Schneider	39
Prof. Dr. Bernd Fahrholz	57
Walter L. Weisman(1)(3)	69
John Gerhard Kringel(1)(2)(3)	65
Stephen M. Peck(3)(4)

(1)	Members of Audit Committee

(2)	Registered by Court on Oct. 20, 2004 and to be submitted for shareholder approval at AGM, May 24, 2005

(3)	Independent Director for purposes of our pooling agreement

(4)	Deceased March 30, 2004
     DR. GERD KRICK has been Chairman of our Supervisory Board since January 1, 1998. He was Chairman of the Fresenius AG Management Board from 1992 to May 2003 at which time he became chairman of the Supervisory Board. Prior to 1992, he was a Director of the Medical Systems Division of Fresenius AG and Deputy Chairman of the Fresenius AG Management Board. From September 1996 until December 1997, Dr. Krick was Chairman of the Management Board of Fresenius Medical Care. Dr. Krick is a member of the Board of Directors of Adelphi Capital Europe Fund, of the Administrative Board of Dresdner Bank Luxembourg S.A., of the Supervisory Board of Vereinte Krankenversicherung AG, of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie V.a.G. and of the Board of Trustees of the Donau Universität Krems. He is also the Chairman of the Supervisory Board of Vamed AG.
      Dr. ULF M. SCHNEIDER has been a member of our Supervisory Board since May 2004. He was our Chief Financial Officer from November 2001 until March 2003. On March 7, 2003, Dr. Schneider announced his resignation from our Management Board to become Chairman of the Management Board of Fresenius AG, effective May 28, 2003. Previously he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has held several senior executive and financial positions since 1989 with Gehe’s majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company.
      PROF. DR. BERND FAHRHOLZ has been a member of our Supervisory Board since 1998. He is an attorney and is a partner in the law firm of Nörr Stiefenhofer Lutz since 2004. He was a member of the Management Board of Dresdner Bank AG since 1998 and was Chairman from April 2000 until he resigned in March of 2003. He also served as the deputy chairman of the Management Board of Allianz AG and chairman of the Supervisory Board of Advance Holding AG until March 25, 2003. He served on the Supervisory Boards of BMW AG until May 13, 2004 and Heidelberg Cement AG until May 6, 2004.

      JOHN GERHARD KRINGEL has been a member of the Supervisory Board since October 20, 2004 when his appointment to fill a vacancy was approved by the local court. His election to the Supervisory Board is to be submitted for shareholder approval at the Annual General Meeting scheduled for May 24, 2005. He is a director of E-Surg, Inc. and Medical Research Labs, Inc. Mr. Kringel spent 18 years with Abbott Laboratories prior to his retirement as Senior Vice President, Hospital Products, in 1998. Prior to Abbot Laboratories, he spent three years as Executive Vice President of American Optical Corporation, a subsidiary of Warner Lambert Co. and ten years in the U.S. Medical Division of Corning Glassworks.
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
      WALTER L. WEISMAN has been a member of our Supervisory Board since 1996. He is a private investor and a former Chairman and Chief Executive Officer of American Medical International, Inc. Mr. Weisman is on the board of Community Care Health Network, Inc., Maguire Properties, Inc., and Occidental Petroleum Corporation. He is Vice-Chairman of the Board of Trustees for the California Institute of Technology, Chairman of the Board of Trustees of the Los Angeles County Museum of Art, Chairman of the Board of Trustees of the Sundance Institute, and a trustee of the Samuel H. Kress Foundation and the Public Broadcasting Service, Inc.
      STEPHEN M. PECK was a member of our Supervisory Board from 1999 until his death March 30, 2004.
Management Board
      Each member of our Management Board is appointed by the Supervisory Board for a maximum term of five years and is eligible for reappointment thereafter. Their terms expire at our Annual General Meeting in the years listed below.
      The table below provides names, positions and terms of office of the members of our Management Board and their ages as of December 31, 2004.

	Age as of		Year
	Dec. 31,		Term
Name	2004	Position	Expires

Dr. Ben J. Lipps	64	Chairman of the management board, Chief Executive Officer of our Company	2008
Roberto Fusté	53	Chief Executive Officer for Asia Pacific	2006
Dr. Emanuele Gatti	49	Chief Executive Officer for Europe, Middle East, Africa and Latin America	2005
Lawrence A. Rosen	47	Chief Financial Officer	2006
Dr. Rainer Runte	45	General Counsel and Chief Compliance Officer	2010
Rice Powell	49	Co-Chief Executive Officer, Fresenius Medical Care North America and President Products & Hospital Group	2006
Mats Wahlstrom	50	Co-Chief Executive Officer, Fresenius Medical Care North America and President Fresenius Medical Services North America	2006
      DR. BEN J. LIPPS has been Chairman of the Management Board and Chief Executive Officer of Fresenius Medical Care AG since May 1, 1999 and was Vice Chairman of the Management Board from September 1998 until May 1999. He was Chief Executive Officer of Fresenius Medical Care North America until February 2004. He was President, Chief Executive Officer, Chief Operating Officer and a director of Fresenius USA from

October 1989 through February 2004, and served in various capacities with Fresenius USA’s predecessor from 1985 through 1989. He has been active in the field of dialysis for more than 35 years. After earning his master’s and doctoral degrees at the Massachusetts Institute of Technology in chemical engineering, Dr. Lipps led the research team that developed the first commercial Hollow Fiber Artificial Kidney at the end of the 1960s. With that, the triumphal procession of the artificial kidney — the dialyzer — commenced. Before joining the Fresenius Group in 1985, Dr. Lipps held several research management positions, among them with DOW Chemical.
      DR. EMANUELE GATTI has been a member of our Management Board since May 1997 and is Chief Executive Officer for Europe, Latin America, Middle East and Africa. After completing his studies in bioengineering, Dr. Gatti lectured at several biomedical institutions. He continues to be involved in comprehensive research and development activities focusing on dialysis and blood purification, biomedical signal analysis, medical device safety and health care economics. Dr. Gatti has been with the company since 1989. Before being appointed to the Management Board in 1997, he was responsible for the dialysis business in Southern Europe.
      ROBERTO FUSTÉ has been a member of our Management Board since January 1, 1999 and is Chief Executive Officer for Asia-Pacific. After finishing his studies in economic sciences at the University of Valencia, he founded the company Nephrocontrol S.A. in 1983. In 1991, Nephrocontrol was acquired by the Fresenius Group, where Mr. Fusté has worked since. Before being appointed to the Management Board of Fresenius Medical Care AG in 1999, Mr. Fusté held several senior positions within the company in Europe and the Asia-Pacific region.
      DR. RAINER RUNTE has been a Member of the Management Board for Law & Compliance of Fresenius Medical Care AG since January 1, 2004, and has worked for the Fresenius group for 14 years. Previously he served as scientific assistant to the law department of the Johann Wolfgang Goethe University in Frankfurt and as an attorney in a law firm specialized in economic law. Dr. Runte took the position as Senior Vice President for Law of Fresenius Medical Care in 1997 and was appointed as deputy member of the Management Board in 2002.
      LAWRENCE A. ROSEN has been a member of our Management Board since November 1, 2003 and is Chief Financial Officer. Prior to that, he worked for Aventis S.A., Strasbourg, France, and its predecessor companies, including Hoechst AG, beginning in 1984. His last position was Group Senior Vice President for Corporate Finance and Treasury. He holds a Masters of Business Administration (MBA) from the University of Michigan and a Bachelor of Science in Economics from the State University of New York at Brockport.
      RICE POWELL has been a member of our Management Board since February 2004 and is Co-Chief Executive Officer of Fresenius Medical Care North America. He is also is member of the Management Board for the Products & Hospital Group of Fresenius Medical Care in North America. Since 1997 he has been the President of Renal Products division of Fresenius Medical Care in North America including the Extracorporal Therapy and Laboratory Services. He has more than 25 years of experience in the healthcare industry. From 1978 to 1996 he held various positions within Baxter International Inc. (USA), Biogen Inc. (USA) and Ergo Sciences Inc. (USA).
      MATS WAHLSTROM has been a member of our Management Board since February 2004 and is Co-Chief Executive Officer of Fresenius Medical Care North America. He has nearly 20 years of experience in the renal field. From 1983 to 1999, Mats Wahlstrom held various positions at Gambro AB (Sweden), including President and CEO of Gambro in North America as well as CFO of the Gambro Group. In November 2002 he joined Fresenius Medical Care as President of Fresenius Medical Care’s services division in North America.
      The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

B.  Compensation
Compensation of Our Management Board and our Supervisory Board
      For the year ended December 31, 2004, we paid aggregate compensation to all members of the Management Board of approximately $9.2 million, $4.1 million in fixed compensation and $5.1 million in variable compensation. The aggregate compensation fees to all members of the Supervisory Board was $0.41 million including compensation to Dr. Krick for his duties as Chairman of the Supervisory Board. We pay an annual retainer fee to each member of the Supervisory Board, with the Chairman paid twice that amount and the Deputy Chairman paid 150% of that amount. We reimburse Supervisory Board members for their reasonable travel and accommodation expenses incurred with respect to their duties as Supervisory Board members. The aggregate compensation reported above does not include amounts paid as fees for services rendered by certain business or professional entities with which some of the Supervisory Board members are associated.
      During 2004 we awarded 235,800 options with or without stock price targets to members of the Management Board to purchase our preference shares under the FMC International 2001 Plan. At December 31, 2004 Management Board members held options to acquire 91,600 Preference shares, all of which were exercisable at a weighted average exercise price of €36.85 under FMC 98 Plan 2 and 479,397 options, of which 110,108 are exercisable at a weighted average exercise price of €50.65 under the FMC 2001 stock incentive plan. A Board member exercised 8,000 options at an exercise price of €32.41 under FMC 98 Plan 2 during 2004.
      During 1999, the Company granted to a member of the Management Board a five-year loan of $2 million with interest at 6.0% per annum. This loan was repaid in 2003.
C.  Board Practices
      For information relating to the terms of office of our Management Board and our Supervisory Board and the periods in which the members of those bodies have served in office, see Item 6.A. above. We do not have a remuneration committee. Our Supervisory Board carries out the functions usually performed by the remuneration committee, and our Supervisory Board reviews the compensation of the members of our Management Board. Our current audit committee members are Dr. Gerd Krick, Walter Weisman and John Gerhard Kringel. The primary function of the audit committee is to assist the Board in fulfilling its oversight responsibilities, primarily through:

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
Governance Matters
      American Depositary Shares representing our Ordinary shares and our Preference shares are listed on the New York Stock Exchange (“NYSE”). However, because we are a “foreign private issuer,” as defined in the rules of the Securities and Exchange Commission, we are exempt from the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, except for the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A. Instead, the NYSE requires that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards. You can review a summary of the most significant differences by going to “Corporate Governance” on the Investor Relations page of our web site, www.fmc-ag.com.
D.  Employees
      At December 31, 2004, we had 44,526 employees, as compared to 41,097 at December 31, 2003 and 39,264 at December 31, 2002. They are employed in our principal segments as follows: North America 28,154 employees and International 16,372. The following table shows the average number of employees by segment and our major category of activities for the last three fiscal years.

	2004	2003	2002

North America
Dialysis Care	23,258	21,986	21,628
Dialysis Products	4,896	4,967	4,861

	28,154	26,953	26,489
International
Dialysis Care	9,739	7,788	6,924
Dialysis Products	6,633	6,356	5,851

	16,372	14,144	12,775
      We are members of the Chemical Industry Employers Association for most sites in Germany and we are bound by union agreements negotiated with the respective union representatives in those sites. We generally apply the principles of the Association and the related union agreements for those sites where we are not members. We are also party to additional shop agreements negotiated with works councils at individual facilities that relate to those facilities. In addition, approximately 2% of our U.S. employees are covered by collective bargaining agreements. During the last three fiscal years, we have not suffered any labor-related work disruptions.
E.  Share ownership
      As of December 31, 2004, no member of the Supervisory Board or the Management Board beneficially owned 1% or more of our outstanding Ordinary shares or our outstanding Preference shares. At December 31, 2004 Management Board members held options to acquire 570,997 Preference shares of which options to purchase 201,708 Preference shares were exercisable at a weighted average exercise price of €44.29. Those options expire at various dates between 2008 and 2014.
Options to Purchase Our Securities
Stock Option Plans
      At December 31, 2004, we had awards outstanding under the terms of various stock-based compensation plans, including the 2001 plan, which is the only plan with stock option awards currently available for grant. Under the 2001 plan, convertible bonds with a principal of up to €10,240 may be issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting Preference shares. The convertible bonds have a par value of €2.56 and bear interest at a rate of 5.5%. Except for the members of the Management Board, eligible employees may purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. The Company has the right to offset its obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options issued by the Company and are not reflected in the consolidated financial statements. The options expire in ten years and one third of each grant can be exercised beginning after two, three or four years from the date of the grant. Bonds issued to Board members who did not issue a note to the Company are recognized as a liability on the Company’s balance sheet.
      Upon issuance of the option, the employees have the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target becomes the stock exchange quoted price of the Preference shares upon the first time the stock exchange quoted price exceeds the Initial Value by at least 25%. The Initial Value is the average price of the Preference shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target. The conversion price of the options without a stock price target is the Initial Value. Each option entitles the holder thereof, upon payment the respective conversion price, to acquire one Preference share. Up to 20% of the total amount available for the issuance of awards under the 2001 plan may be issued each year through May 22, 2006. At December 31, 2004, options for up to 1,094,612 Preference shares are available for grant in future periods under the 2001 Plan.
      During 1998, the Company adopted two stock incentive plans (“FMC98 Plan 1” and “FMC98 Plan 2”) for FMS’s key management and executive employees. These stock incentive plans were replaced by the 2001 plan and no options have been granted since 2001. Under these plans eligible employees had the right to acquire Preference shares of the Company. Options granted under these plans have a ten-year term, and one third of them vest on each of the second, third and fourth anniversaries of the award date. Each Option can be exercised for one Preference share.
      At December 31, 2004 under all plans, there were 4,661,437 options outstanding with a weighted average remaining contractual life of 6,82 years with 2,392,544 exercisable at a weighted average exercise price of €46.63.
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
      We have been informed that as of December 31, 2004, Fresenius AG owned the majority, 50.8%, of our Ordinary shares. At December 31, 2004 Fresenius AG’s Ordinary shares represented approximately 37% of our total share capital. JPMorgan Chase Bank, our ADR depositary, informed us, that as of December 31, 2004, 1,887,079 Ordinary ADSs, each representing one-third of an Ordinary share, were held of record by 7,592 U.S. holders and 21,183 Preference ADSs, each representing one-third of a Preference share, were held of record by 4 U.S. holders. Ordinary shares and Preference shares held directly by U.S. holders accounted for approximately 1% of our Ordinary shares outstanding and less than 1% of our Preference shares outstanding as of December 31, 2004. For more information regarding ADRs and ADSs see “Item 10.B. Memorandum and Articles of Association — Description of American Depositary Receipts.”
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
      Dr. Gerd Krick, the Chairman of our Supervisory Board and Dr. Dieter Schenk, its Vice-Chairman, are also Chairman and a member, respectively, of the Supervisory Board of Fresenius AG, and Dr. Ulf M. Schneider, a member of our Supervisory Board, is Chairman of the management Board and CEO of Fresenius AG.
      In the discussion below regarding our contractual and other relationships with Fresenius AG:

•	the term “we (or us) and our affiliates” refers only to Fresenius Medical Care AG and its subsidiaries; and

•	the term “Fresenius AG and its affiliates” refers only to Fresenius AG and affiliates of Fresenius AG other than Fresenius Medical Care AG and its subsidiaries.
Real Property Lease
      We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed. Fresenius AG or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius AG is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to Fresenius AG, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €11.8 million, which was approximately $14.8 million as of December 31, 2004, exclusive of maintenance and other costs, and is subject to escalation, based upon the German cost of living index for a four-person employee household. The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. The leases for the other facilities have a term of ten years. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties. For information with respect to our principal properties in Germany, see “Item 4.D. Property, plants and equipment.”
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
      Our local subsidiaries and those of Fresenius AG have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements include a unit cost component for each product and an annual fixed cost charge for each facility. The unit cost component, which is subject to annual review by the parties, is intended to compensate the supplier for variable costs such as costs of materials, variable labor and utilities. The fixed cost component generally will be based on an allocation of the 1995 fixed costs of each facility, such as rent, depreciation, production scheduling and quality control. The fixed cost component will be subject to adjustment by good-faith negotiation every twenty-four months. If the parties cannot agree upon an appropriate adjustment, the adjustment will be made based on an appropriate consumer price index in the country in which the facility is located. During 2004, we recognized sales of $35.1 million to Fresenius AG and its affiliates and we made purchases of $36.1 million from Fresenius AG and its affiliates.
      Each supply agreement has a term that is approximately equal to the estimated average life of the relevant production assets, typically having terms of four and one-half to five years. Each supply agreement may be terminated by the purchasing party after specified notice period, subject to a compensation payment reflecting a portion of the relevant fixed costs.
      The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.
Services Agreement
      We obtain administrative and other services from Fresenius AG headquarters and from other divisions and subsidiaries of Fresenius AG. These services relate to, among other things, data processing, financial and management accounting and audit, human resources, risk management, quality control, production management, research and development, marketing and logistics. For 2004, Fresenius AG charged us approximately $25.6 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius AG relating to research and development, plant administration, patent administration and warehousing. For 2004, we charged approximately $10.8 million to Fresenius AG’s other divisions and subsidiaries for services we rendered to them.
      We and Fresenius AG may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.
Financing
      At December 31, 2004, aggregate loans outstanding from Fresenius AG amounted to $3 million which bore interest at market rates at year-end. The borrowed funds were used to reduce bank debt. Interest paid during 2004 was $0.03 million. In addition, the final payment, due in May 2005, relating to the acquisition of Fresenius AG’s adsorber business for approximately $3 million was outstanding.
Other Interests
      Dr. Gerd Krick, chairman of our Supervisory Board, is a member of the administration board of Dresdner Bank, Luxembourg, S.A., a subsidiary of Dresdner Bank AG. See “— Security Ownership of Certain Beneficial Owners of Fresenius AG.” Dresdner Bank AG, through its New York and Cayman branches, is a documentation agent and one of the joint lead arrangers and book managers under 2003 Senior Credit Agreement. It was also one of four co-arrangers of our prior principal credit agreement and one of the managing agents under that facility. Dresdner Bank AG also acts as custodian under the deposit agreement for the ADSs evidencing our Ordinary shares and under the deposit agreement for the ADSs evidencing our Preference shares, and an affiliate of Dresdner Kleinwort Wasserstein Securities LLC (a wholly-owned subsidiary of Dresdner Bank AG) is the New York Stock Exchange specialist for the ADSs evidencing our Ordinary shares.
      Dr. Dieter Schenk, Deputy Chairman of our Supervisory Board and a member of the Supervisory Board of Fresenius AG, and Prof. D. Bernd Fahrholz, a member of our Supervisory Board, are partners in the law firm of Nörr Stiefenhofer Lutz, which has provided legal services to Fresenius AG and Fresenius Medical Care. During 2004, Nörr Stiefenhofer Lutz was paid approximately $1,383 for these services. See “— Security Ownership of Certain Beneficial Owners of Fresenius AG.” Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Vermögensverwaltungsgesellschaft Nachlass Else Kröner mbH, a 100 per cent subsidiary of Else Kröner Fresenius Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, owns the majority of the voting shares of Fresenius AG.
Products
      During 2004, we recognized $35.1 million of sales to Fresenius AG and its affiliates. We made purchases from Fresenius AG in the amount of $36.1 million during 2003.

Item 8.	Financial information
      The information called for by parts 8.A.1 through 8.A.6 of this item is in the section beginning on Page F-1.
8.A.7.     Legal Proceedings
      This section describes material legal actions and proceedings relating to us and our business.
Commercial Litigation
      We were formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify us, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be our obligation. In particular, W.R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W.R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122 million in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21 million of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation. In October 2004, W.R. Grace & Co. obtained bankruptcy court approval to settle its COLI claims with the Service. In January 2005, W.R. Grace and Co., FMCH and Sealed Air Corporation executed a settlement agreement with respect to the Service’s COLI-related claims and other tax claims. W.R. Grace and Co. has filed a motion with the US District Court seeking approval to satisfy its payment obligations to the Service under the settlement agreement. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify us against this and other pre-Merger and Merger-related tax liabilities.

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
      In 2003, we reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to us that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and we will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, we will pay a total of $115 million to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air”, formerly known as Grace Holding, Inc.). We are engaged in litigation with Sealed Air to confirm our entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of our payment obligation, this litigation will be dismissed with prejudice.
      On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that it does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against it for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that it willfully infringed on Baxter’s patents. FMCH believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on our business, financial condition, and results of operations.
Other Litigation and Potential Exposures
      In October 2004, FMCH and its Spectra Renal Management subsidiary received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to our operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. We are cooperating with the government’s requests for information. While we believe that we have complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on our business, financial condition, and results of operations.
      From time to time, we are a party to or may be threatened with other litigation, claims or assessments arising in the ordinary course of our business. Management regularly analyzes current information including, as applicable, our defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.
      We, like other health care providers, conduct our operations under intense government regulation and scrutiny. We must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. We must also comply with the Anti-Kickback Statute, the False Claims Act, the

Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from our interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.
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
      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. We have been and are currently subject to these suits due to the nature of our business and expect that those types of lawsuits may continue. Although we maintain insurance at a level which we believe to be prudent, we cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against us or any of our subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.
      We have also had claims asserted against us and have had lawsuits filed against us relating to businesses that we have acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. When appropriate, we have asserted our own claims, and claims for indemnification. A successful claim against us or any of our subsidiaries could have a material adverse effect upon us and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.
Accrued Special Charge for Legal Matters
      At December 31, 2001, we recorded a pre-tax special charge of $258 million to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims (see Note 6 and Note 16 to the consolidated financial statements in this report). The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While we believe that our remaining accruals reasonably estimate our currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that our actual costs incurred will not exceed the amount of this accrual.
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
      Our senior credit agreement and outstanding euro notes, as well as the senior subordinated indentures relating to our trust preferred securities, restrict our ability to pay dividends. “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources” and the notes to our consolidated financial statements appearing elsewhere in this report discuss this restriction.
      The table below provides information regarding the annual dividend per share that we paid on our Preference shares and Ordinary shares. The dividends shown for each year were paid with respect to our operations in the preceding year.

Per Share Amount	2004	2003	2002

Preference share	€1.08	€1.00	€0.91
Ordinary share	€1.02	€0.94	€0.85
      We have announced that our Management Board and our Supervisory Board have proposed dividends for 2004 payable in 2005 of €1.18 per Preference share and €1.12 per Ordinary share. These dividends are subject to approval by our shareholders at our Annual General Meeting to be held on May 24, 2005.
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
      There have been no significant changes since December 31, 2004.

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
      Since October 1, 1996, ADSs each representing one-third of an Ordinary share (the “Ordinary ADSs”), have been listed and traded on the New York Stock Exchange (“NYSE”) under the symbol FMS. Since

November 25, 1996, ADSs, each representing one-third of a Preference share (the “Preference ADSs”), have been listed and traded on the NYSE under the symbol FMS-p. The Depositary for both the Ordinary ADSs and the Preference ADSs is JPMorgan Chase Bank, N.A. (the “Depositary”).
Trading on the Frankfurt Stock Exchange
      Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the most significant of the eight German stock exchanges. As of December 31, 2004, the most recent figures available, the shares of 6,209 companies traded on the official market, regulated market and the regulated unofficial market of the Frankfurt Stock Exchange. Of these 816 were German companies and 5,393 were foreign companies.
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
      FMS’s shares are traded on Xetra (Exchange Electronic Trading) in addition to being traded on the auction market. Starting on November 3, 2003, the Deutsche Börse AG shortened the trading hours for Xetra to between 9:00 a.m. and 5:30 p.m. CET instead of between 9:00 a.m. and 8:00 p.m. Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange may trade on the system. Private investors can trade on Xetra through their banks and brokers.
      Deutsche Börse AG publishes information for all traded securities on the Internet, webpage http://www.exchange.de.
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

		Price per
		ordinary share (€)

		High	Low

2005	February	67.66	61.23
	January	62.17	57.37
2004	December	59.45	55.72
	November	62.90	58.48
	October	63.63	59.50
	September	62.47	59.62
2004	Fourth Quarter	63.63	55.72
	Third Quarter	62.60	58.55
	Second Quarter	63.33	53.55
	First Quarter	57.42	49.46
2003	Fourth Quarter	57.00	48.25
	Third Quarter	53.77	42.00
	Second Quarter	50.90	39.32
	First Quarter	48.79	38.00
2004	Annual	63.63	49.46
2003	Annual	57.00	38.00
2002	Annual	73.00	19.98
2001	Annual	92.90	66.77
2000	Annual	103.60	72.40
      The average daily trading volume of the Ordinary shares traded on the Frankfurt Stock Exchange during 2004 was 255,747 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On February 28, 2005, the closing sales price per Ordinary share on the Frankfurt Stock Exchange was €67.66, equivalent to $89.70 per Ordinary share.
      The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Preference shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange. As all shares on German stock exchanges trade in euro since January 4, 1999 (see the discussion under “Item 11. Quantitative and Qualitative Disclosures about Market Risk” with respect to the rates of exchange between euro and deutsche mark).

		Price per
		preference share (€)

		High	Low

2005	February	47.90	44.17
	January	44.60	41.60
2004	December	42.65	39.35
	November	44.60	41.18
	October	44.92	42.05
	September	44.00	42.20
2004	Fourth Quarter	44.92	39.35
	Third Quarter	44.81	41.98
	Second Quarter	45.45	36.64
	First Quarter	40.95	33.73
2003	Fourth Quarter	41.00	35.01
	Third Quarter	40.50	30.09
	Second Quarter	36.00	28.50
	First Quarter	35.60	27.36
2004	Annual	45.45	33.73
2003	Annual	41.00	28.50
2002	Annual	53.90	15.17
2001	Annual	65.25	46.01
2000	Annual	58.00	38.00
      The average daily trading volume of the Preference shares traded on the Frankfurt Stock Exchange during 2004 was 46,504 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On February 28, 2005, the closing sales price per Preference share on the Frankfurt Stock Exchange was €47.90, equivalent to $63.50 per Preference share.
Trading on the New York Stock Exchange
      The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs on the NYSE:

		Price per
		ordinary ADS ($)

		High	Low

2005	February	29.88	26.59
	January	26.97	25.09
2004	December	26.94	24.74
	November	27.23	25.80
	October	26.83	25.45
	September	25.71	24.13
2004	Fourth Quarter	27.23	24.74
	Third Quarter	25.75	24.13
	Second Quarter	25.79	21.82
	First Quarter	24.59	20.41
2003	Fourth Quarter	23.54	18.80
	Third Quarter	20.20	16.00
	Second Quarter	18.00	15.33
	First Quarter	17.49	13.20
2004	Annual	27.23	20.41
2003	Annual	23.54	13.20
2002	Annual	21.60	6.70
2001	Annual	28.30	19.80
2000	Annual	30.19	22.56
      On February 28, 2005, the closing sales price per Ordinary ADS on the NYSE was $29.82.

      The table below sets forth, for the periods indicated, the high and low closing sales prices for the Preference ADSs on the NYSE:

		Price per
		preference ADS ($)

		High	Low

2005	February	20.90	19.26
	January	19.20	18.16
2004	December	19.15	17.50
	November	18.90	18.20
	October	18.50	17.80
	September	17.70	17.09
2004	Fourth Quarter	19.15	17.50
	Third Quarter	18.24	17.09
	Second Quarter	18.40	14.91
	First Quarter	17.10	13.86
2003	Fourth Quarter	16.68	13.74
	Third Quarter	15.00	11.50
	Second Quarter	12.60	10.90
	First Quarter	12.35	9.85
2004	Annual	19.15	13.86
2003	Annual	16.68	9.85
2002	Annual	15.70	4.90
2001	Annual	19.64	14.00
2000	Annual	16.91	13.25
      On February 28, 2005, the closing sales price per Preference ADS on the NYSE was $20.90.
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
      For each fiscal year, our Management Board and the Supervisory Board propose the treatment of all unappropriated profits, including the amount of our net profits which will be distributed by way of dividends, subject to shareholder approval. The Management Board and the Supervisory Board may allocate up to 50% of unappropriated profits to our free reserve (that is, they may determine not to distribute such profits) without shareholder approval, in which case the shareholders approve the treatment of the balance of such profits. Under German law, we must pay the annual dividend on the Preference shares, in all cases, before we pay any dividend on the Ordinary shares.
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
General Meeting
      Our Annual General Meeting must be held within the first eight months of each fiscal year at the location of Fresenius Medical Care AG’s registered office, or in a German city where a stock exchange is situated or at the location of a registered office of a domestic affiliated company. Each of our shareholders is entitled to participate in a general meeting regardless of whether they possess voting rights. To attend the meeting, shareholders must deposit their shares no later than on the fifth day before the shareholders’ meeting with the company, a Notary in Germany, or a Wertpapiersammelbank (a bank for the central depository of securities) or with any other body designated in the notice of meeting. The deposit must remain in effect until the end of the shareholders’ meeting. If credit institutions are closed on the last day for deposit, the deposit must be made by the end of the preceding working day of the credit institutions. Shares shall be deemed to have been properly deposited if they are blocked until the end of the shareholders’ meeting at a credit institution in the name of and with the consent of a depository.
Description of American Depositary Receipts
      JPMorgan Chase Bank, N.A., a New York banking corporation, is the depositary for our Ordinary shares and our Preference shares. Each ADS represents an ownership interest in one-third of one Ordinary share or one Preference share. We deposit the underlying shares with the custodian, as agent of the depositary, under the deposit agreements among ourselves, the depositary and all of the ADS holders of the applicable class. Each ADS also represents any securities, cash or other property deposited with the depositary but not distributed by it directly to ADS holders. The ADSs are evidenced by securities called American depositary receipts or ADRs. An ADR may be issued in either book-entry or certificated form by the depositary. If an ADR is issued in book-entry form, owners will receive periodic statements from the depositary showing their ownership interest in ADSs.
      The depositary’s office is located at 4 New York Plaza, New York, NY 10004, USA.
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
      There are no limitations imposed by German law or our articles of association (Satzung) on the right of a non-resident to hold the Preference shares or Ordinary shares or the ADSs evidencing Preference shares or Ordinary shares.
E.  Taxation
      The following is a discussion of the material United States federal income and German tax consequences to Qualified Holders holding Fresenius Medical Care Ordinary shares, preference shares or ADSs with respect to such shares (collectively the “shares”). This discussion is based upon existing United States federal income and German tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this Annual Report, all of which are subject to change, possibly with retroactive effect. For purposes of this discussion, in general, a “Qualified Holder” means a beneficial owner of Fresenius Medical Care shares that (1) is a resident of the United States for purposes of the United States-Germany income tax treaty (the “Income Tax Treaty”), which generally includes an individual United States resident, a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of a United States resident, either in its hands or in the hands of its partners or beneficiaries, (2) does not hold Fresenius Medical Care shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services and (3) if not an individual, is not subject to the limitation on benefits restrictions in the Income Tax Treaty. This discussion assumes that the Qualified Holder holds Fresenius Medical Care shares as a capital asset. This discussion does not address all aspects of United States federal income and German taxation that may be relevant to all Qualified Holders in light of their particular circumstances, including for example Qualified Holders whose stock was acquired pursuant to the exercise of an employee stock option or otherwise as compensation or Qualified Holders who are subject to special treatment under United States federal income tax laws (for example, financial institutions, insurance companies, tax-exempt organizations and broker-dealers). This discussion also does not address any aspects of state, local or non-United States (other than certain German) tax law.
      EACH QUALIFIED HOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISOR AS TO THE UNITED STATES FEDERAL INCOME AND GERMAN TAX CONSEQUENCES OF HOLDING FRESENIUS MEDICAL CARE SHARES, INCLUDING THE PARTICULAR FACTS AND CIRCUMSTANCES THAT MAY BE UNIQUE TO SUCH QUALIFIED HOLDER, AND AS TO ANY OTHER TAX CONSEQUENCES OF HOLDING OUR SHARES.
Taxation of Dividends
      For dividends distributed in 2005 out of profits earned in or before 2004, German corporations are required to withhold German tax on dividends in an amount equal to 20% of the gross amount paid to resident and non-resident stockholders. A partial refund of this 20% withholding tax can be obtained by Qualified Holders under the Income Tax Treaty (subject to certain limitations). Qualified Holders are generally subject to United States federal income tax on dividends paid by German corporations. Subject to applicable limitations of United States federal income tax law, Qualified Holders may be able to claim a foreign tax credit for certain German income taxes paid. The amount of the refund of German withholding tax and the determination of the foreign tax credit allowable against United States federal income tax generally depend on whether or not the Qualified Holder is a United States corporation owning at least 10% of the voting stock of Fresenius Medical Care AG (a “10% Holder”).
      In the case of any Qualified Holder other than a 10% Holder, the German withholding tax on the dividends paid in 2005 is partially refunded under the Income Tax Treaty, effectively reducing the withholding tax to 15% of the gross amount of the dividend. Thus, for each $100 of gross dividend paid by Fresenius Medical Care AG in 2005 to a Qualified Holder (other than a 10% Holder), the dividend after partial refund of the 20% withholding tax under the Income Tax Treaty will be subject to a German withholding tax of $15.
      In the case of a 10% Holder, the 20% German withholding tax on dividends paid in 2005 is reduced under the Income Tax Treaty to 5% of the gross amount of the dividend. Such 10% Holders may, therefore, apply for a refund of German withholding tax on the dividend paid in 2005 in the amount of 15% of the gross amount of the dividend. Subject to applicable limitations of United States federal income tax laws, a 10% Holder may be entitled to a foreign tax credit for the 5% German withholding tax on dividends and for the portion of the total income taxes (trade income tax and corporation income tax, including any surtax) paid by Fresenius Medical Care AG attributable to distributed profits.
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
      A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company. The rate of this surtax is 5.5%, which is a 1.1% surcharge (5.5% on 20% withholding tax) of the gross dividend amount. Under the Income Tax Treaty, Qualified Holders are entitled to a full refund of this surtax.

Refund Procedures
      To claim the refund reflecting the current reduction of the German withholding tax from 20% to 15%, the additional 5% treaty refund and the refund of the effective 1.1% German surtax, when applicable, a Qualified Holder must submit (either directly or, as described below, through the U.S. transfer agent for Fresenius Medical Care shares or the Depository Trust Company) a claim for refund to the German tax authorities, with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt für Finanzen, 53221 Bonn-Beuel, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998; alternatively, you can download the form from the following website:
http://www.bff-online.de/ Steuer Vordrucke/ KSt KapSt/ AntragErstattungKapE USA.pdf.
      Qualified Holders must also submit to the German tax authorities certification (IRS Form 6166) of their last filed United States federal income tax return. Such certification is obtained from the office of the Director of the Internal Revenue Service Center by filing a request for the certification with the Internal Revenue Service — Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Additional information, including IRS Publication 686, can be obtained from the Internal Revenue Service website at http://www.irs.gov/pub/irs-pdf/p686.pdf Requests for certification are to be made in writing and must include the Qualified Holder’s name, social security number or employer identification number, tax return form number and tax period for which certification is requested. The Internal Revenue Service will send the certification directly to the German tax authorities if the Qualified Holder authorizes the Internal Revenue Service to do so. This certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.
      The U.S. transfer agent will receive and distribute dividends to Qualified Holders who hold Fresenius Medical Care shares of record and will perform administrative functions necessary to claim the refund reflecting the current reduction in German withholding tax from 20% to 15% (to 5% for 10% Holders), the additional 5% treaty refund and the refund of the effective 1.1% German surtax, when applicable, for such holders. These arrangements may be amended or revoked at any time in the future.
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
German Gift and Inheritance Taxes
      Under the estate, inheritance and gift tax treaty between the United States and Germany (“the Estate Tax Treaty”), a transfer of shares or ADSs generally will not be subject to the German gift or inheritance tax so long as neither the donor or decedent, nor heir, donee or other beneficiary, was domiciled in Germany for the purpose of the Estate Tax Treaty at the time of the transfer, and the shares or ADSs were not held as part of a permanent base of fixed establishment in Germany
      The United States-Germany estate tax treaty also provides a credit against United States federal estate and gift tax liability for the amount of inheritance and gift tax paid in Germany, subject to certain limitations, in a case where the Fresenius Medical Care shares are subject to German inheritance or gift tax and United States federal estate or gift tax.
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
      We will also furnish the depositary with all notices of shareholder meetings and other reports and communications that are made generally available to our shareholders. The depositary, to the extent permitted by law, shall arrange for the transmittal to the registered holders of American Depositary Receipts of all notices, reports and communications, together with the governing instruments affecting the Preference shares and any amendments thereto, available for inspection by registered holders of American Depositary Receipts at the principal office of the depositary, JPMorgan Chase Bank, N.A., presently located at 4 New York Plaza, New York, New York, 10004, USA.
      Documents referred to in this report which relate to us as well as future annual and interim reports prepared by us may also be inspected at our offices, Else-Kröner-Strasse 1, 61352 Bad Homburg.

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
Reimbursement Rates
      We obtained approximately 38% of our worldwide revenue for 2004 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.
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
Management of Currency and Interest Rate Risks
      We are primarily exposed to market risk from changes in foreign exchange rates and changes in interest rates. In order to manage the risks from these foreign exchange rate and interest rate fluctuations, we enter into various hedging transactions with highly rated financial institutions as authorized by the Management Board. We do not contract for financial instruments for trading or other speculative purposes.
      We conduct our financial instrument activity under the control of a single centralized department. We have established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.
Foreign Currency Exposure
      We conduct our business on a global basis in several major international currencies, although our operations are located principally in the United States and Germany. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.
      Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lendings and borrowings, including intercompany borrowings. We have significant amounts of sales of products invoiced in euro from our European manufacturing facilities to our other international operations. This exposes our subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. We employ, to a limited extent, forward contracts including options to hedge our currency exposures. Our policy, which has been consistently followed, is that forward contracts including options be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.
      Our foreign exchange contracts contain credit risk, in that our bank counterparties may be unable to meet the terms of the agreements. We monitor the potential risk of loss with any one party from this type of risk. Our management does not expect any material losses as a result of default by the other parties. The table below provides information about our foreign exchange forward contracts at December 31, 2004. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts by year of maturity, the fair values of the contracts, which show the unrealized net gain (loss) on existing contracts as of December 31, 2004, and the credit risk inherent to those contracts with positive market values as of December 31, 2004. All contracts expire within 24 months after the reporting date.
Foreign Currency Risk Management
December 31, 2004
(USD in thousands)

	Nominal Amount
				Fair	Credit
	2005	2006	Total	Value	Risk

Purchase of EUR against USD	$173,899	$393,672	$567,571	$57,292	$57,292
Sale of EUR against USD	11,764	391,056	402,820	(41,669)	1
Purchase of EUR against others	241,986	11,620	253,606	2,557	5,796
Sale of EUR against others	33,939	—	33,939	(4)	75
Others	60,970	19,118	80,088	(1,196)	1,932

Total	$522,558	$815,466	$1,338,024	$16,980	$65,096

      A summary of the high and low exchange rates for the euro to U.S. dollars and the average exchange rates for the last five years is set forth below.

	Year’s	Year’s	Year’s	Year’s
Year ending December 31,	High	Low	Average	Close

2000 $ per €	1.0388	0.8252	0.9236	0.9305
2001 $ per €	0.9545	0.8384	0.8956	0.8813
2002 $ per €	1.0487	0.8578	0.9454	1.0487
2003 $ per €	1.2630	1.0377	1.1312	1.2630
2004 $ per €	1.3633	1.1802	1.2439	1.3621
Interest Rate Exposure
      We are exposed to changes in interest rates that affect our variable-rate based borrowings and the fair value of parts of our fixed rate borrowings. We enter into debt obligations and into accounts receivable financings to support our general corporate purposes including capital expenditures and working capital needs. Consequently, we enter into derivatives, particularly interest rate swaps, to (a) protect interest rate exposures arising from long-term and short-term borrowings and our accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates and (b) hedge the fair value of our fixed interest rate borrowing. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.
      Our subsidiary, National Medical Care, Inc., (“NMC”) has entered into dollar interest rate swaps with various commercial banks for notional amounts totaling $800 million as of December 31, 2004. NMC entered into all of these agreements for purposes other than trading.
      The dollar interest rate swaps effectively fix NMC’s interest rate exposure on the majority of its variable interest rate exposure of its mainly U.S. dollar-denominated revolving loans and outstanding obligations under the accounts receivable securitization program at an average interest rate of 5.26%.
      These dollar interest rate swaps expire at various dates between December 2008 and December 2009. At December 31, 2004, the fair value of these agreements is $(39.1) million.
      Our subsidiary, Fresenius Medical Care Trust Finance has entered into interest rate swaps to hedge the risk of changes in the fair value of fixed interest rate borrowings effectively converting the fixed interest payments on Fresenius Medical Care Capital Trust II preferred securities denominated in U.S. dollars into variable interest rate payments. The reported amount of the hedged portion of fixed rate trust preferred securities includes an adjustment representing the change in fair value attributable to the interest rate risk being hedged. These interest rate swaps expire in February 2008 and their fair value at December 31, 2004, is $(9.0) million.
      The table below presents principal amounts and related weighted average interest rates by year of maturity for the various dollar interest rate swaps and for our significant fixed-rate long-term debt obligations.
Dollar Interest Rate Exposure
December 31, 2004
(U.S. dollars in millions)

								Fair Value
								Dec. 31,
	2005	2006	2007	2008	2009	Thereafter	Totals	2004

Principal payments on Senior Credit Agreement	$25	100	100	100	100	60	$485	$485
Variable interest rate = 3.47%
Accounts receivable facility	336						336	336
Variable interest rate = 2.27%
Interest rate swap agreements
Notional amount	—	250	200	100	250	—	800	(39)
Average fixed pay rate =5.26%		4.60%	6.61%	4.86%	4.99%		5.26%
Receive rate = 3-month $LIBOR
Company obligated mandatorily redeemable preferred securities of Fresenius Medical
Care Capital Trusts
Fixed interest rate = 7.875%/issued in 1998				441			441	497
Fixed interest rate = 7.375%/issued in 1998				209			209	229
(denominated in DM)
Fixed interest rate = 7.875%/issued in 2001						223	223	251
Fixed interest rate = 7.375%/issued in 2001						406	406	468
(denominated in euro)
Interest rate swap agreements
Notional amount				450			450	(9)
Average fixed pay rate =3.50%				3.50%			3.50%
Pay rate = 6-month $LIBOR

Item 12.	Description of Securities other than Equity Securities
      Not applicable
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
      None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
      None

Item 15.	Controls and Procedures
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
      Our Supervisory Board has determined that Walter L. Weisman qualifies as an independent financial expert in accordance with the provisions of Item 16A.

Item 16B.	Code of Ethics
      In 2003 our Management Board adopted through our worldwide compliance program a code of ethics, titled the Code of Business Conduct, which applies to members of the Management Board, including its chairman and the responsible member for Finance & Controlling, other senior officers and all Company employees. A copy of our Code of Business Conduct is available on our web site at:
http//www.fmc-ag.com/internet/fmc/fmcag/agintpub.nsf/Content/Compliance.

Item 16C.	Principal Accountant Fees and Services
      In the annual meeting held on May 27, 2004, our shareholders appointed KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft (KPMG), Berlin and Frankfurt am Main, to serve as our independent auditors for the 2004 fiscal year. KPMG billed the following fees to us for professional services in each of the last two fiscal years:

	2004	2003

Audit fees	$4,435	$3,114
Audit related fees	1,572	329
Tax fees	685	834
Other fees	0	224

Total	$6,692	$4,501

      “Audit Fees” are the aggregate fees billed by KPMG and primarily represent amounts expected to be paid for the audit of the Company’s annual financial statements, reviews of SEC Forms 6-K and 20-F and statutory audit requirements. “Audit-Related Fees” are fees charged by KPMG and are primarily related to internal control reviews and other audit related services. “Tax Fees” are fees for professional services rendered by KPMG for tax compliance, tax consulting and expatriate employee tax services. Other fees in 2003 are mainly for services related to internal control documentation.
Audit Committee’s pre-approval policies and procedures
      Our Audit Committee nominates and engages our independent auditors to audit our financial statements. See also the description in “Item 6C. Directors, Senior management and Employees — Board Practices.” In 2003 our Audit Committee also adopted a policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Consulting Services, and Other Services that may be performed by our auditors as well as additional approval requirements based on fee amount.
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
      Pursuant to the provisions of the Instructions for the filings of Exhibits to Annual Reports on Form 20-F, the Registrant is filing the following exhibits:
      1.1   Amended Memorandum and Articles of Association (Satzung) of Fresenius Medical Care AG (Incorporated by reference to Exhibit 1.1 to the Registrant’s Report on Form 6-K filed August 14, 2003).
      2.1   Deposit Agreement between Morgan Guaranty Trust Company (now called JPMorgan Chase Bank, N.A.) and Fresenius Medical Care AG dated August 5, 1996 relating to Ordinary Share ADSs (Incorporated by reference to Exhibit A to the Registrant’s Registration Statement on Form F-6, Registration No. 333-5356, filed August 5, 1996).
      2.2   Deposit Agreement between Morgan Guaranty Trust Company (now called JPMorgan Chase Bank, N.A.) and Fresenius Medical Care AG dated as of November 22, 1996 relating to Preference Share ADSs (Incorporated by reference to Exhibit A to the Registrant’s Registration Statement on Form F-6, Registration No. 333-5928, filed October 30, 1996).
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
      2.27 First Supplemental Indenture dated as of December 23, 2004 among Fresenius Medical Care AG, FMC Trust Finance S.à.r.l. Luxembourg, US Bank, National Association, successor to State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (filed herewith).
      2.28 First Supplemental Indenture dated as of December 23, 2004 among Fresenius Medical Care AG, FMC Trust Finance S.à.r.l. Luxembourg-III, US Bank, National Association, successor to State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (filed herewith).
      2.29 Receivables Purchase Agreement dated August 28, 1997 between National Medical Care, Inc. and NMC Funding Corporation. (Incorporated by reference to Exhibit 10.3 to FMCH’s Quarterly Report on Form 10-Q, for the three months ended September 30, 1997, filed November 4, 1997).
      2.30 Amendment dated as of September 28, 1998 to the Receivables Purchase Agreement dated as of August 28, 1997, by and between NMC Funding Corporation, as Purchaser and National Medical Care, Inc., as Seller. (Incorporated by reference to Exhibit 10.1 to FMCH’s Quarterly Report on Form 10-Q, for the three months ended September 30, 1998, filed November 12, 1998).
      2.31 Third Amended and Restated Transfer and Administrative agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Asset One Securitization, LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent(incorporated by reference to Exhibit 2.29 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003).
      2.32 Amendment No. 1 dated as of March 31, 2004 to Third Amended and Restated Transfer and Administration Agreement dated as of October 23, 2003, among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Asset One Securitization, LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (incorporated by reference to Exhibit 2.30 to the Registrant’s Report on Form 6-K dated May 12, 2004).
      2.33 Amendment No. 2 dated as of October 21, 2004 to the Third Amended and Restated Transfer and Administrative agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Asset One Securitization, LLC, Liberty Street Funding Corp., Giro

Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (incorporated by reference to Exhibit 2.30 to the Registrant’s Report on Form 6-K dated November 12, 2004).
      2.34 Amended and Restated Credit Agreement dated as of February 21, 2003 among Fresenius Medical Care AG and Fresenius Medical Care Holdings, Inc., as borrowers and guarantors, the direct and indirect subsidiaries of Fresenius Medical Care AG named therein as additional borrowers and guarantors, Bank of America N.A., as Administrative Agent, Credit Suisse First Boston, acting through its Cayman Islands Branch, and Dresdner Bank AG New York and Grand Cayman Branches, as Co-Documentation Agents, JPMorgan Chase Bank and The Bank of Nova Scotia, as Co-Syndication Agents and the Lenders party thereto (incorporated by reference to Exhibit No. 4.1 to the Form 10-Q of Fresenius Medical Care Holdings, Inc. for the three months ended March 31, 2003 filed May 15, 2003).(1)
      2.35 Amendment No. 1 dated as of August 22, 2003 to the Amended and Restated Credit Agreement dated as of February 21, 2003 among Fresenius Medical Care AG and Fresenius Medical Care Holdings, Inc., as borrowers and guarantors, the direct and indirect subsidiaries of Fresenius Medical Care AG named therein as additional borrowers and guarantors, Bank of America N.A., as Administrative Agent, Credit Suisse First Boston, acting through its Cayman Islands Branch, and Dresdner Bank AG New York and Grand Cayman Branches, as Co-Documentation Agents, JPMorgan Chase Bank and The Bank of Nova Scotia, as Co-Syndication Agents and the Lenders party thereto (incorporated by reference to Exhibit 4.2 to the Form 10-Q of Fresenius Medical Care Holdings, Inc. for the three month period ended September 30, 2003 filed November 13, 2003).(1)
      2.36 Amendment No. 2 dated as of May 7, 2004 to the Amended and Restated Credit Agreement dated as of February 21, 2003 among Fresenius Medical Care AG, Fresenius Medical Care Holdings, Inc., and the agents and lenders named therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K dated May 12, 2004).
      2.37 Amendment No. 3 dated as of December 10, 2004 to the Amended and Restated Credit Agreement dated as of February 21, 2003 among Fresenius Medical Care AG, Fresenius Medical Care Holdings, Inc., and the agents and lenders named therein (filed herewith).
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
      4.18 Fresenius Medical Care Aktiengesellschaft 2001 International Stock Incentive Plan (Incorporated by reference to Exhibit No. 10.17 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558
      4.19 Amended and restated Product Purchase Agreement, dated December 1, 2004 between Amgen, Inc. and National Medical Care, Inc. (filed herewith).(1)
      4.20 Corporate Integrity Agreement dated January 18, 2000 between FMCH and Office of the Inspector General of the Department of Health and Human Services. (Incorporated by reference to Exhibit 10.1 to FMCH’s Current Report on Form 8-K dated January 21, 2000).
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

      4.22 Subordinated Loan Note dated as of May 18, 1999, among National Medical Care, Inc. and certain of its subsidiaries as borrowers and Fresenius AG as lender (incorporated herein by reference to Exhibit 10.21 on Form 10-Q of Fresenius Medical Care Holdings, Inc. filed November 22, 1999).
      4.23 Amendment dated as of September 29, 2003 to Subordinated Promissory Note dated as of May 18, 1999, among National Medical Care, Inc. and certain of its subsidiaries as borrowers and Fresenius AG as lender (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K dated September 30, 2004).
      8.1 List of Significant Subsidiaries. Our significant subsidiaries are identified in “Item 4.C. Information on the Company — Organizational Structure.”
      11.1 Code of Business Conduct for Fresenius Medical Care AG, last revised in December, 2003 (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003).
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
      DATE: March 1, 2005

Fresenius Medical Care
Aktiengesellschaft

By:	/s/ Dr. Ben Lipps

Name: Dr. Ben Lipps

Title:	Chief Executive Officer and

Chairman of the Management Board

By:	/s/ Lawrence Rosen

Name: Lawrence Rosen
Title: Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Supervisory Board
Fresenius Medical Care Aktiengesellschaft
Hof an der Saale, Germany:
      We have audited the accompanying consolidated balance sheets of Fresenius Medical Care Aktiengesellschaft and subsidiaries (the “Company”) as of December 31, 2004 and 2003 and the related consolidated statements of income, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
Frankfurt am Main, Germany
February 11, 2005
/s/ KPMG
Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Fresenius Medical Care AG
Consolidated Statements of Income
For the years ended December 31, 2004, 2003 and 2002
(in thousands, except share data)

	2004	2003	2002

Net revenue:
Dialysis Care	$4,501,197	$3,978,344	$3,708,903
Dialysis Products	1,726,805	1,549,165	1,375,194

	6,228,002	5,527,509	5,084,097
Costs of revenue:
Dialysis Care	3,232,185	2,871,592	2,713,341
Dialysis Products	909,932	827,014	714,736

	4,142,117	3,698,606	3,428,077
Gross profit	2,085,885	1,828,903	1,656,020
Operating expenses:
Selling, general and administrative	1,182,176	1,021,781	913,620
Research and development	51,364	49,687	47,433

Operating income	852,345	757,435	694,967
Other (income) expense:
Interest income	(13,418)	(19,089)	(18,053)
Interest expense	197,164	230,848	244,570

Income before income taxes and minority interest	668,599	545,676	468,450
Income tax expense	265,415	212,714	175,074
Minority interest	1,186	1,782	3,586

Net income	$401,998	$331,180	$289,790

Basic income per Ordinary share	$4.16	$3.42	$3.00

Fully diluted income per Ordinary share	$4.14	$3.42	$3.00

Basic income per Preference share	$4.23	$3.49	$3.06

Fully diluted income per Preference share	$4.21	$3.49	$3.06

See accompanying notes to consolidated financial statements.

Fresenius Medical Care AG
Consolidated Balance Sheets
At December 31, 2004 and 2003
(in thousands, except share data)

	2004	2003

Assets
Current assets:
Cash and cash equivalents	$58,966	$48,427
Trade accounts receivable, less allowance for doubtful accounts of $179,917 in 2004 and $166,385 in 2003	1,462,847	1,229,503
Accounts receivable from related parties	51,760	50,456
Inventories	442,919	444,738
Prepaid expenses and other current assets	244,093	253,365
Deferred taxes	185,385	179,639

Total current assets	2,445,970	2,206,128
Property, plant and equipment, net	1,181,927	1,089,146
Intangible assets	602,048	582,103
Goodwill	3,445,152	3,288,348
Deferred taxes	58,123	35,541
Other assets	228,321	302,054

Total assets	$7,961,541	$7,503,320

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$192,552	$177,824
Accounts payable to related parties	113,444	128,703
Accrued expenses and other current liabilities	741,075	691,984
Short-term borrowings	419,148	89,417
Short-term borrowings from related parties	5,766	30,000
Current portion of long-term debt and capital lease obligations	230,179	90,365
Income tax payable	230,530	178,111
Deferred taxes	5,159	26,077

Total current liabilities	1,937,853	1,412,481
Long-term debt and capital lease obligations, less current portion	545,570	1,111,624
Other liabilities	156,122	128,615
Pension liabilities	108,125	100,052
Deferred taxes	282,261	250,446
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	1,278,760	1,242,317
Minority interest	18,034	14,105

Total liabilities	4,326,725	4,259,640
Shareholders’ equity:
Preference shares, no par, €2.56 nominal value, 53,597,700 shares authorized, 26,296,086 issued and outstanding	69,878	69,616
Ordinary shares, no par, €2.56 nominal value, 70,000,000 shares authorized, issued and outstanding	229,494	229,494
Additional paid-in capital	2,746,473	2,741,362
Retained earnings	657,906	378,014
Accumulated other comprehensive loss	(68,935)	(174,806)

Total shareholders’ equity	3,634,816	3,243,680

Total liabilities and shareholders’ equity	$7,961,541	$7,503,320

See accompanying notes to consolidated financial statements.

Fresenius Medical Care AG
Consolidated Statements of Cash Flows
For the years ended December 31, 2004, 2003 and 2002
(in thousands)

	2004	2003	2002

Operating Activities:
Net income	$401,998	$331,180	$289,790
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Depreciation and amortization	232,585	216,377	210,555
Loss on early redemption of trust preferred securities, net of tax	—	—	11,777
Change in deferred taxes, net	34,281	91,312	58,449
Loss (gain) on sale of fixed assets	735	(50)	690
Compensation expense related to stock options	1,751	1,456	1,126
Cash inflow from Hedging	14,514	131,654	24,542
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(7,886)	53,563	(13,124)
Inventories	27,245	(22,993)	(6,519)
Prepaid expenses, other current and non-current assets	70,033	60,155	17,670
Accounts receivable from/ payable to related parties	(22,686)	7,199	3,228
Accounts payable, accrued expenses and other current and non-current liabilities	36,157	(92,316)	(42,518)
Income tax payable	39,116	(23,518)	(5,748)

Net cash provided by operating activities	827,843	754,019	549,918

Investing Activities:
Purchases of property, plant and equipment	(278,732)	(291,260)	(239,160)
Proceeds from sale of property, plant and equipment	18,358	14,826	37,783
Acquisitions and investments, net of cash acquired	(104,493)	(92,190)	(79,835)

Net cash used in investing activities	(364,867)	(368,624)	(281,212)

Financing Activities:
Proceeds from short-term borrowings	70,484	102,678	88,639
Repayments of short-term borrowings	(86,850)	(153,911)	(68,255)
Proceeds from short-term borrowings from related parties	55,539	94,787	49,120
Repayments of short-term borrowings from related parties	(80,000)	(70,787)	(58,125)
Proceeds from long-term debt	369,369	982,825	417,098
Principal payments of long-term debt and capital lease obligations	(840,131)	(968,888)	(246,566)
Redemption of trust preferred securities	—	—	(376,200)
Increase (decrease) of accounts receivable securitization program	177,767	(287,251)	3,249
Proceeds from exercise of stock options	3,622	1,600	550
Dividends paid	(122,106)	(107,761)	(76,743)
Redemption of Series D Preferred Stock of subsidiary	—	(8,906)	—
Change in minority interest	389	(266)	2,095

Net cash used in financing activities	(451,917)	(415,880)	(265,138)

Effect of exchange rate changes on cash and cash equivalents	(520)	14,119	(347)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	10,539	(16,366)	3,221
Cash and cash equivalents at beginning of period	48,427	64,793	61,572

Cash and cash equivalents at end of period	$58,966	$48,427	$64,793

See accompanying notes to consolidated financial statements.

Fresenius Medical Care AG
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2004, 2003 and 2002
(in thousands, except share data)

							Accumulated Other
							Comprehensive Income (Loss)
	Preference Shares		Ordinary Shares
					Additional	Retained	Foreign		Minimum
	Number of	No Par	Number of	No Par	Paid in	Earnings	Currency	Cash Flow	Pension
	Shares	Value	Shares	Value	Capital	(Deficit)	Translation	Hedges	Liability	Total

Balance at December 31, 2001	26,176,508	$69,512	70,000,000	$229,494	$2,735,265	$(58,452)	$(308,392)	$(50,683)	$—	$2,616,744
Proceeds from exercise of options	12,067	28			522					550
Compensation expense related to stock options					1,126					1,126
Dividends paid						(76,743)				(76,743)
Comprehensive income (loss)
Net income						289,790				289,790
Other comprehensive income (loss) related to:
Cash flow hedges								33,501		33,501
Foreign currency translation adjustment							(38,432)			(38,432)
Minimum pension liability									(19,357)	(19,357)

Comprehensive income										265,502

Balance at December 31, 2002	26,188,575	$69,540	70,000,000	$229,494	$2,736,913	$154,595	$(346,824)	$(17,182)	$(19,357)	$2,807,179
Proceeds from exercise of options	25,404	76			1,524					1,600
Compensation expense related to stock options					1,456					1,456
Dividends paid						(107,761)				(107,761)
Transaction under common control with Fresenius AG					1,469					1,469
Comprehensive income (loss)
Net income						331,180				331,180
Other comprehensive income (loss) related to:
Cash flow hedges								22,029		22,029
Foreign currency translation adjustment							200,578			200,578
Minimum pension liability									(14,050)	(14,050)

Comprehensive income										539,737

Balance at December 31, 2003	26,213,979	$69,616	70,000,000	$229,494	$2,741,362	$378,014	$(146,246)	$4,847	$(33,407)	$3,243,680
Proceeds from exercise of options	82,107	262			3,360					3,622
Compensation expense related to stock options					1,751					1,751
Dividends paid						(122,106)				(122,106)
Comprehensive income (loss)										—
Net income						401,998				401,998
Other comprehensive income (loss) related to:										—
Cash flow hedges								(29,011)		(29,011)
Foreign currency translation adjustment							144,784			144,784
Minimum pension liability									(9,902)	(9,902)

Comprehensive income										507,869

Balance at December 31, 2004	26,296,086	$69,878	70,000,000	$229,494	$2,746,473	$657,906	$(1,462)	$(24,164)	$(43,309)	$3,634,816

See accompanying notes to consolidated financial statements.

Fresenius Medical Care AG
Notes to Consolidated Financial Statements
(in thousands, except share data)
1.   The Company and Summary of Significant Accounting Policies
      Fresenius Medical Care AG and subsidiaries (“FMS” or the “Company”), is the world’s largest integrated provider of kidney dialysis services and manufacturer and distributor of products and equipment for the treatment of end-stage renal disease. In the U.S., the Company also performs clinical laboratory testing and provides perfusion, therapeutic apheresis and autotransfusion services.
Basis of Presentation
      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Summary of Significant Accounting Policies
a)  Principles of Consolidation
      The consolidated financial statements include all material companies in which the Company has legal or effective control. In addition, the Company consolidates variable interest entities (“VIEs”) for which it is deemed the primary beneficiary. The equity method of accounting is used for investments in associated companies (20% to 50% owned). All significant intercompany transactions and balances have been eliminated.
      The Company enters into various arrangements with certain dialysis clinics to provide management services, financing and product supply. Some of these clinics are variable interest entities. Under FIN 46R these clinics are consolidated if the Company is determined to be the primary beneficiary. The Company also participates in a joint venture which is engaged in the perfusion industry. The arrangements with the joint venture partner are such that it qualifies as a variable interest entity and the Company is the primary beneficiary. These variable interest entities in which the Company is the primary beneficiary, generate approximately $146,693 in annual revenue.
      In accordance with FIN 46R, the Company fully consolidates the VIEs. The interest held by the minority shareholders in these consolidated VIEs is reported as minority interest in the consolidated balance sheet at December 31, 2004.
      The Company also has relationships with variable interest entities where it is not the primary beneficiary. These variable interest entities consist of a number of dialysis facilities whose operations are not material in the aggregate and a management company with which the Company has had a relationship with since 1998. The management company has approximately $10,000 in sales and the Company has no potential losses as a result of its relationship.
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
f)   Property, Plant and Equipment
      Property, plant, and equipment are stated at cost less accumulated depreciation. Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years for buildings and improvements with a weighted average life of 12 years and 3 to 15 years for machinery and equipment with a weighted average life of 8 years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2004, 2003, and 2002 was $1,611, $920, and $3,248, respectively.
g)  Goodwill and Other Intangible Assets
      Intangible assets such as tradenames, management contracts, patient relationships, patents, distribution rights, software, and licenses acquired in a purchase method business combination are recognized and reported apart from goodwill, pursuant to the criteria specified by SFAS No. 141.
      Goodwill and identifiable intangibles with indefinite lives are not amortized, but tested annually for impairment. The Company identified trade names and management contracts as intangible assets with indefinite useful lives. Intangible assets with finite useful lives are amortized over their respective estimated useful lives to their estimated residual values.
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
      To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the fair values of intangible assets with their carrying values. An intangible asset’s fair value is determined using a discounted cash flow approach and other appropriate methods.
h)  Derivative Financial Instruments
      In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, derivative financial instruments which primarily include foreign currency forward contracts and interest rate swaps are recognized as assets or liabilities at fair value in the balance sheet. Changes in fair value of derivative financial instruments are recognized periodically either in earnings or, in the case of cash flow hedges, as other comprehensive income (loss) in shareholders’ equity.
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

Gains and losses arising from interest differential on contracts that hedge specific borrowings are recorded as a component of interest expense over the life of the contract. In the event the hedged asset is sold, or otherwise disposed of, or liability is terminated, the gain or loss on the interest rate swap would be matched with the offsetting gain or loss of the related item (see Note 17).
i)   Foreign Currency Translation
      For purposes of these consolidated financial statements, the U.S. dollar is the reporting currency. The Company follows the provisions of SFAS No. 52, Foreign Currency Translation. Substantially all assets and liabilities of the parent company and all non-U.S. subsidiaries are translated at year-end exchange rates, while revenues and expenses are translated at exchange rates prevailing during the year. Adjustments for foreign currency translation fluctuations are excluded from net earnings and are reported in accumulated other comprehensive income (loss). In addition, the translation adjustments of certain intercompany borrowings, which are considered foreign equity investments, are reported in accumulated other comprehensive income (loss).
j)   Revenue Recognition Policy
      Dialysis care revenues are recognized on the date services and related products are provided and the payor is obligated to pay at amounts estimated to be received under reimbursement arrangements with third party payors. Medicare and Medicaid in North America and programs involving other government payors in the international segment are billed at pre-determined rates per treatment that are established by statute or regulation. Most non-governmental payors are billed at our standard rates for services net of contractual allowances to reflect the estimated amounts to be received under reimbursement arrangements with these payors.
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
      A minor portion of International product revenue are generated from arrangements which give the customer, typically a health care provider, the right to use dialysis machines. In the same contract the customer agrees to purchase the related treatment disposables at a price marked up from the standard price list. FMS does not recognize revenue upon delivery of the dialysis machine but recognizes revenue, including the mark-up on the sale of disposables.
k)  Research and Development expenses
      Research and development expenses are expensed as incurred.
l)   Income Taxes
      In accordance with SFAS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amount of the deferred tax assets unless it is more likely than not that such assets will be realized. (see Note 14)
m)  Impairment
      The Company reviews the carrying value of its long-lived assets or asset groups with definite useful lives to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Recoverability of these assets is measured by a comparison of the carrying value of an asset to the future net cash flow directly associated with the asset. If assets are considered to be impaired, the impairment recognized is the amount by which the carrying value exceeds the fair value of the asset. The Company uses various valuation factors, including market prices and present value techniques to assess fair value.
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
o)  Self-Insurance Programs
      The Company’s largest subsidiary is partially self-insured for professional, product and general liability, auto liability and worker’s compensation claims under which the Company assumes responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported balances for the year include estimates of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.
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
q)  Concentration of Risk
      The Company is engaged in the manufacture and sale of products for all forms of kidney dialysis, principally to health care providers throughout the world, and in providing kidney dialysis treatment, clinical laboratory testing, perfusion, therapeutic apheresis and autotransfusion services and other medical ancillary services. The Company performs ongoing evaluations of its customers’ financial condition and, generally, requires no collateral.
      Approximately 38%, 40% and 43% of the Company’s worldwide revenues were paid by and subject to regulations under governmental health care programs, primarily Medicare and Medicaid, administered by the United States government in 2004, 2003, and 2002, respectively.
r)   Earnings per Ordinary share and Preference share
      Basic income per Ordinary share and basic income per Preference share for all years presented have been calculated using the two-class method required under U.S. GAAP based upon the weighted average number of Ordinary and Preference shares outstanding. Basic earnings per share are computed by dividing net income less preference amounts by the weighted average number of Ordinary shares and Preference shares outstanding during the year. Diluted earnings per share include the effect of all potentially dilutive instruments on Ordinary shares and Preference shares that would have been outstanding during the year.
      The awards granted under the Company’s stock incentive plans (see Note 13), are potentially dilutive equity instruments.
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
Fair Value of Stock Options
      In electing to continue to follow APB Opinion No. 25 for expense recognition purposes, the Company is obliged to provide the expanded disclosures required under SFAS No. 148 for stock-based compensation granted, including, if materially different from reported results, disclosure of proforma net earnings and earnings per share had compensation expense relating to grants been measured under the fair value recognition provisions of SFAS No. 123.
      The per share weighted-average fair value of stock options granted during 2004, 2003 and 2002 was $15.76, $14.26, and $11.11, respectively, on the date of the grant using the Black-Scholes option-pricing model with the weighted-average assumptions presented below.

	2004	2003	2002

Weighted-average assumptions:
Expected dividend yield	2.87%	2.60%	2.20%
Risk-free interest rate	3.50%	3.80%	3.80%
Expected volatility	40.00%	40.00%	40.00%
Expected life of options	5.3 years	5.3 years	5.3 years
      The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation.

	2004	2003	2002

Net income:
As reported	$401,998	$331,180	$289,790
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1,751	1,456	1,126
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(8,835)	(9,583)	(11,951)

Pro forma	$394,914	$323,053	$278,965

Basic income per:
Ordinary share
As reported	$4.16	$3.42	$3.00
Pro forma	$4.08	$3.34	$2.88
Preference share
As reported	$4.23	$3.49	$3.06
Pro forma	$4.16	$3.41	$2.94
Fully diluted income per:
Ordinary share
As reported	$4.14	$3.42	$3.00
Pro forma	$4.06	$3.34	$2.88
Preference share
As reported	$4.21	$3.49	$3.06
Pro forma	$4.14	$3.41	$2.94
t)   Recent Pronouncements and Accounting Changes
      In November, 2004, the Financial Accounting Standards Board issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4 (FAS 151), which is the result of its efforts to converge U.S. accounting standards for inventories with International Financial Reporting Standards. This statement requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is in the process of determining the impact on the Company’s consolidated financial statements.
      In December, 2004, the Financial Accounting Standards Board issued its final standard on accounting for share-based payments (SBP), SFAS No. 123R (revised 2004), Share-Based Payment (FAS 123R), that requires companies to expense the cost of employee stock options and similar awards. SFAS 123R requires determining the cost that will be measured at fair value on the date of the SBP awards based upon an estimate of the number of awards expected to vest. There will be no right of reversal of cost if the awards expire without being exercised. Fair value of the SBP awards will be estimated using an option-pricing model that appropriately reflects the specific circumstances and economics of the awards. Compensation cost for the SBP awards will be recognized as they vest. Such cost is not deductible under German tax law. The Company will have three alternative transition methods, each having a different reporting implication. The effective date is for interim and annual periods beginning after June 15, 2005. The Company is in the process of determining the transition method it is going to adopt and the potential impact on the Company’s consolidated financial statements.
2.   Related Party Transactions
a)  Service Agreements
      The Company is party to service agreements with Fresenius AG, its majority shareholder, and certain affiliates of Fresenius AG to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury services. For the years 2004, 2003 and 2002, amounts charged by Fresenius AG to FMS under the terms of the agreements are $25,597, $26,172, and $23,012, respectively. FMS also provides certain services to Fresenius AG and certain affiliates of Fresenius AG, including research and development, central purchasing, patent administration and warehousing. FMS charged $10,766, $11,669, and $10,142 for services rendered to Fresenius AG in 2004, 2003 and 2002, respectively.
      Under operating lease agreements for real estate entered into with Fresenius AG, FMS paid Fresenius AG $14,835, $13,307, and $10,401 during 2004, 2003 and 2002, respectively. The majority of the leases expire in 2006 with options for renewal.
b)  Financing Provided by Fresenius AG
      The Company has approximately $6,000 in financing outstanding at December 31, 2004, from Fresenius AG including $3,000 in loans and approximately $3,000 due May 2005 representing the balance due on the Company’s purchase of the Adsorber business from Fresenius AG in 2003. In January 2004, the Company retired short-term loans with an outstanding balance of $30,000 at December 31, 2003 and bore interest at an average rate of 1.0875% while they were outstanding during 2004. At December 31, 2003, the Company had short-term loans outstanding of $30,000, which bore interest at an average rate of 1.165%. Interest expense on these borrowings was $22, $59, and $359 for the years 2004, 2003 and 2002, respectively.
c)   Products
      During the years ended December 31, 2004, 2003 and 2002, the Company recognized sales of $35,085, $27,306, and $25,986, respectively, to Fresenius AG and affiliates. During 2004, 2003 and 2002, the Company made purchases from Fresenius AG and affiliates in the amount of $36,122, $27,228, and $23,703, respectively.
d)  Acquisitions
      During the second quarter of 2003 the Company acquired Fresenius AG’s adsorber business for a purchase price of $23,735, net of cash acquired. The adsorber business manufactures products used in the field of therapeutic apheresis. These therapies are similar to kidney dialysis treatment in that they consist of extracorporeal blood treatments. The acquisition was accounted for as a transaction of a company under common control.
e)   Other
      The Chairman of the Company’s supervisory board is also the Chairman of the supervisory board of Fresenius AG, the majority holder of FMS’s Ordinary shares.
      The Vice Chairman of the Company’s supervisory board is a member of the supervisory board of Fresenius AG, the majority holder of FMS’s Ordinary shares. He is also a partner in a law firm which provided services to the Company. The Company paid the law firm approximately $1,383, $483, and $292, in 2004, 2003 and 2002, respectively.
      In May of 2003, the Chief Financial Officer of the Company resigned to assume the position of Chairman of the management board and CEO of Fresenius AG. In May 2004, he was elected as a member of the Company’s supervisory board.
      During 1999, the Company granted to a member of the management board a five-year unsecured loan of $2,000 with interest at 6.0% per annum. This loan was repaid in 2003.
3.   Inventories
      As of December 31, 2004 and 2003, inventories consisted of the following:

	2004	2003

Raw materials and purchased components	$90,268	$86,653
Work in process	36,586	33,778
Finished goods	240,296	244,355
Health care supplies	75,769	79,952

Inventories	$442,919	$444,738

      Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately $150,619 of materials, of which $87,026 is committed at December 31, 2004 for 2005. The terms of these agreements run 1 to 6 years. Inventories as of December 31, 2004 include $21,776 of Erythropoietin (“EPO”), which is supplied by a single source supplier in the United States. Delays, stoppages, or interruptions in the supply of EPO could adversely affect the operating results of the Company. Revenues from EPO accounted for approximately 23% of total revenue in the North America segment for both 2004 and 2003.
4.   Property, Plant and Equipment
      As of December 31, 2004 and 2003, property, plant and equipment consisted of the following:

	2004	2003

Land and improvements	$29,258	$28,109
Buildings and improvements	770,103	694,327
Machinery and equipment	1,349,373	1,191,708
Machinery, equipment and rental equipment under capitalized leases	59,183	54,101
Construction in progress	91,227	58,509

	2,299,144	2,026,754
Accumulated depreciation	(1,117,217)	(937,608)

Property, plant and equipment, net	$1,181,927	$1,089,146

      Depreciation expense for property, plant and equipment amounted to $199,732, $180,952, and $158,126 for the years ended December 31, 2004, 2003 and 2002, respectively.

      Included in property, plant and equipment as of December 31, 2004 and 2003 were $126,021 and $98,243, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases. Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $34,806 and $29,654 at December 31, 2004 and 2003, respectively.
5.   Goodwill and other Intangible Assets
      As of December 31, 2004 and 2003, the carrying value and accumulated amortization of intangible assets other than goodwill consisted of the following:

	December 31, 2004			December 31, 2003

	Gross		Average	Gross
	Carrying	Accumulated	Useful	Carrying	Accumulated
	Amount	Amortization	Life	Amount	Amortization

Amortizable Intangible Assets
Patient relationships	$276,673	$(225,545)	17	$258,408	$(208,890)
Patents	28,508	(16,239)	18	18,178	(15,056)
Distribution rights	25,306	(10,390)	20	23,920	(9,548)
Other	183,076	(100,129)	12	170,320	(86,318)

	$513,563	$(352,303)	15	$470,826	$(319,812)

	Carrying	Carrying
	Amount	Amount

Non-amortizable Intangible Assets
Tradename	$222,289	$221,720
Management contracts	218,499	209,369

	$440,788	$431,089

Total Intangible Assets	$602,048	$582,103

      The related amortization expenses are as follows:
Aggregate Amortization Expense

For the year ended December 31, 2002	$52,429

For the year ended December 31, 2003	$34,217

For the year ended December 31, 2004	$32,853

Estimated Amortization Expense

For the year ended December 31, 2005	$30,250

For the year ended December 31, 2006	$25,919

For the year ended December 31, 2007	$16,479

For the year ended December 31, 2008	$11,227

For the year ended December 31, 2009	$7,978

Goodwill
      Changes in the carrying amount of goodwill are mainly a result of acquisitions and the impact of foreign currency translations. During the year ended December 31, 2004, the Company’s acquisitions principally involved the acquisition of dialysis clinics providing dialysis therapy. During the year ended December 31, 2003, the Company acquired certain health care and distribution facilities, including the adsorber business of Fresenius AG. The segment detail is as follows:

	North
	America	International	Total

Balance as of January 1, 2003	$2,940,326	$252,325	$3,192,651
Goodwill acquired	24,925	35,813	60,738
Reclassifications	(14,398)	(865)	(15,263)
Currency Translation	—	50,222	50,222

Balance as of December 31, 2003	$2,950,853	$337,495	$3,288,348

Goodwill acquired	69,172	53,782	122,954
Reclassifications	501	2,879	3,380
Currency Translation	—	30,470	30,470

Balance as of December 31, 2004	$3,020,526	$424,626	$3,445,152

6.   Accrued Expenses and Other Current Liabilities
      As at December 31, 2004 and 2003 accrued expenses and other current liabilities consisted of the following:

	2004	2003

Accrued salaries and wages	$193,469	$143,747
Special charge for legal matters	122,085	138,154
Unapplied cash and receivable credits	66,591	65,624
Accrued insurance	56,584	45,015
Accrued interest	49,820	39,448
Accrued operating expenses	47,306	41,236
Withholding tax and VAT	37,124	25,818
Accrued physician compensation	21,112	19,844
Commissions	21,050	17,568
Derivatives	13,532	51,446
Bonuses and Rebates	10,728	10,122
Deferred income	10,031	10,336
Accrued legal and compliance costs	8,732	7,767
Other	82,911	75,859

Total accrued expenses and other current liabilities	$741,075	$691,984

      In 2001, the Company recorded a $258,159 special charge to address 1996 merger-related legal matters, estimated liabilities and legal expenses arising in connection with the W.R. Grace & Co. Chapter 11 proceedings (the “Grace Chapter 11 Proceedings”) and the cost of resolving pending litigation and other disputes with certain commercial insurers (see Note 16).
      The Company accrued $172,034 principally representing a provision for income taxes payable for the years prior to the 1996 merger for which W.R. Grace & Co. had agreed to indemnify the Company, but which the Company may ultimately be obligated to pay as a result of Grace’s Chapter 11 Proceedings. In addition, that amount included the costs of defending the Company in litigation arising out of the Grace Chapter 11 Proceedings (see Note 16).
      The Company included $55,489 in the special charge to provide for settlement obligations, legal expenses and the resolution of disputed accounts receivable relating to various insurance companies.
      The remaining amount of the special charge of $30,636 was accrued mainly for (i) assets and receivables that are impaired in connection with other legal matters and (ii) anticipated expenses associated with the continued defense and resolution of the legal matters.

      During the second quarter of 2003, the court supervising the Grace Chapter 11 Proceedings approved the definitive settlement agreement entered into among the Company, the committee representing the asbestos creditors and W.R. Grace & Co (See Note 16). Under the settlement agreement, the Company will pay $115,000 upon plan confirmation. Based on these developments, the Company reduced its estimate in 2003 for the settlement and related costs of the Grace Chapter 11 Proceedings by $39,000. This reduction of the provision for the W.R. Grace & Co. matter has been applied to the other components of the special charge (i.e. reserves for settlement obligations and disputed accounts receivable from commercial insurers and other merger-related legal matters described in this note).
      At December 31, 2004, there is a remaining balance of $122,085, including the aforementioned $115,000 settlement payment, for the accrual for the special charge for legal matters. The Company believes that these reserves are adequate for the settlement of the matters described above. During 2004, $16,069 in charges were applied against the accrued special charge for legal matters.
7.   Short-term Borrowings, Long–term Debt and Capital Lease Obligations
      As of December 31, 2004 and 2003, short-term borrowings consisted of the following:

	2004	2003

Borrowings under lines of credit	$83,383	$89,417
Accounts receivable facility	335,765	—

	$419,148	$89,417

      As of December 31, 2004 and 2003, long-term debt and capital lease obligations consisted of the following:

	2004	2003

Senior Credit Agreement	$484,500	$912,300
Capital lease obligations	6,987	9,919
Euro-notes	175,030	162,296
Other	109,232	117,474

	775,749	1,201,989
Less current maturities	(230,179)	(90,365)

	$545,570	$1,111,624

Short-term borrowings
      For information regarding short-term borrowings from affiliates see Note 2 b).
Lines of Credit
      Short-term borrowings of $83,383 and $89,417 at December 31, 2004, and 2003, respectively, represent amounts borrowed by certain of the Company’s subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings during 2004 and 2003 were 4.69% and 3.38%, respectively.
      Excluding amounts available under the 2003 Senior Credit Agreement (as described below), at December 31, 2004, FMS had $128,062 available under such commercial bank agreements. In some instances, lines of credit are secured by assets of the FMS subsidiary that is party to the agreement.
Accounts Receivable Facility
      The Company has an asset securitization facility (the “accounts receivable facility”), which provides borrowings up to a maximum of $460,000. Under the facility, certain receivables are sold to NMC Funding Corporation (“NMC Funding”), a wholly-owned subsidiary. NMC Funding then assigns undivided ownership interests in the accounts receivable to certain bank investors. In 2004, the Company amended the accounts receivable facility. Under the terms of the amendment, NMC Funding retains the right to repurchase all transferred interests in the accounts receivable sold to the banks under the facility. As the Company now has the right at any time to repurchase the then outstanding interests, the receivables remain on the Consolidated Balance Sheet and the proceeds from the sale of undivided interests are recorded as short-term borrowings.
      Prior to the amendment, the receivables sold were removed from the Consolidated Balance Sheet. At December 31, 2003, $157,998 had been received pursuant to such sales and were reflected as reductions to accounts receivable.
      At December 31, 2004 there are outstanding short-term borrowings under the facility of $335,765. NMC Funding pays interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. The effective interest rate ranged from 1.00%-2.23% during the twelve months ended December 31, 2004. Under the terms of the facility agreement, new interests in accounts receivable are sold as collections reduce previously sold accounts receivable. The costs are expensed as incurred and recorded as interest expense and related financing costs. On October 21, 2004 the Company amended the accounts receivable facility to extend the maturity date to October 20, 2005.
Long-term debt
Euro Notes
      In 2001, the Company issued four tranches of senior notes (“Euro Notes”) totaling €128,500 in aggregate principal amount. The first tranche was for €80,000 with a fixed interest rate of 6.16% and the second and third tranches were for €28,500 and €15,000, respectively, with variable interest rates that averaged 3.51% in 2004 and 3.84% in 2003. The final tranche was for €5,000 at a fixed rate of 5.33%. All four tranches have a maturity date of July 13, 2005. Both floating rates are tied to the 3-month EURIBOR rate.
2003 Senior Credit Agreement
      On February 21, 2003, the Company entered into an amended and restated bank agreement (hereafter, the “2003 Senior Credit Agreement”) with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the “Lenders”), replacing the 1996 Senior Credit Agreement that was scheduled to expire at September 30, 2003. Under the terms of the 2003 Senior Credit Agreement, the Lenders made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $1,500,000. Under the 2003 Credit Agreement, all principal payments made on term loans permanently reduce the total amounts available.
      Through a series of amendments in 2003 and 2004, the Company has voluntarily reduced the aggregate amount available to $1,200,000 and has achieved a reduction of the applicable interest rates. The 2003 amendment voluntarily reduced the aggregate amount available to $1,400,000 while reducing interest rates for certain tranches of the term loan portion by 25 basis points. The 2004 amendments further reduced the aggregate amount available to $1,200,000 while increasing the available amounts under the revolving loan portion and reducing the amounts available under the term loan portion. In the 2004 amendments, the Company also reduced the interest rates on the Revolving Credit by 62.5 basis points and the interest rates on certain of the term loan tranches by 62.5 and 75 basis points while extending the termination date of the facility until February 28, 2010. In addition, under the 2004 amendments, the Company can increase the amount of the revolving credit facility by up to $200,000 during the extended life of the 2003 Senior Credit Agreement.

      The following table shows the available and outstanding credit under the 2003 Senior Credit Agreement:

	Maximum Amount Available		Balance Outstanding
	December 31,		December 31,

	2004	2003	2004	2003

Revolving Credit	$750,000	$500,000	$34,500	$14,300
Term Loan A	—	500,000	—	500,000
Term Loan A-1	450,000	—	450,000	—
Term Loan C	—	398,000	—	398,000

	$1,200,000	$1,398,000	$484,500	$912,300

      The terms of the credit facilities available at December 31, 2004 are:

•	a revolving credit facility of up to $750,000 (of which up to $250,000 is available for letters of credit, up to $300,000 is available for borrowings in certain non-U.S. currencies, up to $75,000 is available as swing line in U.S. dollars, up to $250,000 is available as a competitive loan facility and up to $50,000 is available as swing line in certain non-U.S. currencies, the total of which cannot exceed $750,000) which will be due and payable on February 28, 2010.

•	a term loan facility (“Loan A-1”) of $450,000, also maturing on February 28, 2010. The terms of the 2003 Senior Credit Agreement require payments that permanently reduce the term loan facility. The repayment begins in the fourth quarter of 2005 and amounts to $25,000 per quarter. The remaining amount outstanding is due on February 28, 2010.
      The revolving credit facility and Loan A-1 interest rates are equal to LIBOR plus an applicable margin, or base rate, defined as the higher of the Bank of America prime rate or the Federal Funds rate plus 0.5% plus the applicable margin. The applicable margin is variable and depends on the ratio of the Company’s funded debt to EBITDA as defined in the 2003 Senior Credit Agreement. In addition to scheduled principal payments, indebtedness outstanding under the 2003 Senior Credit Agreement will be reduced by portions of the net cash proceeds from certain sales of assets, securitization transactions other than the Company’s existing accounts receivable financing facility and the issuance of subordinated debt.
      The 2003 Senior Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Some of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain ratios defined in the agreement. Additionally, the 2003 Senior Credit Agreement provides for a dividend restriction, which is $180,000 for dividends paid in 2005, and increases in subsequent years. The Company paid dividends of $122,106 in 2004. In default, the outstanding balance under the 2003 Senior Credit Facility becomes immediately due and payable at the option of the Lenders. As of December 31, 2004, the Company is in compliance with all financial covenants under the 2003 Senior Credit Agreement.

Annual Payments
      Aggregate annual payments applicable to the 2003 Senior Credit Agreement, Euro Notes, capital leases and other borrowings (excluding the Company’s trust preferred securities) for the five years subsequent to December 31, 2004 are:

2005	$230,179
2006	120,911
2007	128,566
2008	112,290
2009	106,784
Thereafter	77,019

$775,749

8.   Employee Benefit Plans
Defined Benefit Pension Plans
      The Company currently has two principal pension plans, one for German employees, and the other covering employees in the United States. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in Germany, FMS’s pension obligations in Germany are unfunded. During the first quarter of 2002, the Company’s subsidiary, Fresenius Medical Care Holdings, Inc. (“FMCH”) curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment, no additional defined benefits for future services will be earned by substantially all employees eligible to participate in the plan. The Company has retained all employee pension obligations as of the curtailment date for the fully-vested and frozen benefits for all employees. Each year FMCH contributes at least the minimum required by the Employee Retirement Income Security Act of 1974, as mended. There was no minimum funding requirement for FMCH for the defined benefit plan in 2004. FMCH voluntarily contributed $25,633 during 2004. The following tables provide a reconciliation of benefit obligations, plan assets, and funded status of the plans. Benefits paid as shown in the reconciliation of plan assets include only benefit payments from the Company’s funded benefit plans.

	2004	2003	2002

Change in benefit obligation:
Benefit obligation at beginning of year	$241,240	$184,468	$169,623
Translation loss	4,939	8,870	6,484
Service cost	4,269	3,486	5,137
Interest cost	14,816	13,419	11,208
Curtailment	—	—	(22,216)
Transfer of plan participants	(261)	1,356	84
Actuarial loss	28,165	33,563	17,764
Benefits paid	(4,306)	(3,922)	(3,616)

Benefit obligation at end of year	$288,862	$241,240	$184,468

Change on plan assets:
Fair value of plan assets at beginning of year	$135,247	$83,191	$89,845
Actual return on plan assets	9,642	13,898	(9,799)
Employer contributions	25,633	41,481	6,313
Benefits paid	(3,570)	(3,323)	(3,168)

Fair value of plan assets at end of year	$166,952	$135,247	$83,191

	2004	2003	2002

Funded status:	$121,910	$105,994	$101,277
Unrecognized net loss	(85,945)	(61,595)	(37,302)
Unrecognized transition obligation		—	(85)

Net amount recognized	$35,965	$44,399	$63,890

Amounts recognized in statement of financial position consist of:
Accrued benefit costs	$108,125	$100,052	$96,152
Accumulated other comprehensive income	(72,160)	(55,653)	(32,262)

Net amount recognized	$35,965	$44,399	$63,890

Calculation of Additional Minimum Liability*
Fair Value of plan assets	$166,952	$135,247	$83,191
Accumulated benefit obligation (ABO)	213,995	184,489	142,893

Minimum Liability	$47,043	$49,242	$59,702

Accrued benefit costs	$(25,117)	$(6,411)	$27,440

Additional Minimum Liability	$72,160	$55,653	$32,262

Thereof accumulated other comprehensive income	$72,160	$55,653	$32,262

Total pension liability (at December 31)	$108,125	$100,052	$96,152

Weighted — average assumptions for benefit obligation as of December 31:
Discount rate	5.62%	6.14%	6.53%
Rate of compensation increase	4.25%	4.27%	4.28%
Components of net period benefit cost:
Service cost	$4,269	$3,486	$5,137
Interest cost	14,816	13,419	11,208
Expected return on plan assets	(10,219)	(7,688)	(8,102)
Amortization of transition obligation	—	92	77
Amortization unrealized losses	4,712	3,971	183
Curtailment gain	—	—	(12,620)

Net periodic benefit costs	$13,578	$13,280	$(4,117)

Weighted — average assumptions for net periodic benefit cost for the year ended December 31
Discount rate	6.00%	6.52%	7.12%
Expected return of plan assets	7.50%	8.50%	9.00%
Rate of compensation increase	4.25%	4.27%	4.28%

*	this calculation refers only to companies with ABO in excess of plan assets
Plan Investment Policy and Strategy
      The investment strategy for the FMCH pension plan is to earn a long-term rate of return on assets of at least 7.5% compounded annually while utilizing a target investment allocation of 50% equity and 50% debt securities.
      The investment policy considers that there will be a time horizon for invested funds of more than 5 years. The total portfolio will be measured against a policy index that reflects the asset class benchmarks and the target asset allocation. The Plan policy does not allow investments in securities of the Company or other related party stock. The performance benchmarks for the separate asset classes include: S&P 500 Index, Russell 2000 Growth

Index, MSCI EAFE Index, Lehman U.S. Long Government/ Credit bond Index and the HFRI Fund of Funds Index. The following schedule describes FMCH’s allocation for its plans:
Defined benefit pension plans: plan assets

	Allocation 2004	Allocation 2003	Target allocation
	in %	in %	in %

Categories of plan assets
Equity securities	52%	52%	50%
Debt securities	48%	48%	50%

Total	100%	100%	100%

Overall expected long-term return rate	7.5%

Expected total contributions to plan assets for 2005	$20,000

      Expected benefit payments for the next five years and in the aggregate for the five years thereafter are as follows:

2005	$4,797
2006	5,631
2007	6,309
2008	7,440
2009	9,186
2010 through 2014	62,417
      The measurement date used to determine pension benefit measurements is December 31 for the plans in the United States and September 30 for the non-U.S. plans.
Defined Contribution Plans
      FMCH’s employees are eligible to join a 401(k) savings plan. The Company’s total expense under this plan for the years ended December 31, 2004, 2003 and 2002 was $15,528, $14,754, and $12,974, respectively.
9.   Mandatorily Redeemable Trust Preferred Securities
      The Company originally issued Trust Preferred Securities through five Fresenius Medical Care Capital Trusts, statutory business trusts organized under the laws of the State of Delaware. FMS owns all of the common securities of these trusts. The sole asset of each trust is a senior subordinated note of FMS or a wholly-owned subsidiary of FMS and related guarantees by FMS, Fresenius Medical Care Deutschland GmbH (“D-GmbH”) and FMCH; D-GmbH and FMCH being the “Guarantor Subsidiaries”. The Trust Preferred Securities are guaranteed by FMS through a series of undertakings by the Company and the Subsidiary Guarantors.
      The Trust Preferred Securities agreements give the Company the right to substitute borrowers within each of the agreements. On December 23, 2004, the Company exercised that right for two of the Trusts, Fresenius Medical Care Capital Trust III and Fresenius Medical Care Capital Trust V, assuming the obligations of its wholly owned subsidiary as issuer of the senior subordinated notes held by each Trust. D-GmbH and FMCH remained guarantors on these borrowings.
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

      On February 14, 2002, the Company redeemed the entire $360,000 aggregate liquidation amount outstanding of its 9% Trust Preferred Securities due 2006. The terms of the securities, which were issued in 1996, provided for optional redemption commencing December 1, 2001 at a redemption price of 104.5% of the liquidation amount, plus distributions accrued to the redemption date. The Company redeemed the securities at a price of $1,045 per $1,000 liquidation amount plus accrued distributions of $18.25 per $1,000. An extinguishment loss of $19,517 was recorded as a result of the early redemption of debt, consisting of $16,200 of redemption premium and $3,317 of write-off of associated debt issuance costs, as well as a $7,740 tax benefit.
      The Trust Preferred Securities Agreements contain affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Some of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain ratios defined in the agreement. Some of these covenants are subordinated to the 2003 Senior Credit Agreement covenants. As of December 31, 2004, the Company is in compliance with all financial covenants under all Trust Preferred Securities Agreements.
      The Trust Preferred Securities outstanding as of December 31, 2004 and 2003 are as follows:

				Mandatory
	Year	Stated	Interest	Redemption
	Issued	Amount	Rate	Date	2004	2003

Fresenius Medical Care Capital Trust II	1998	$450,000	7 7/8%	February 1, 2008	440,965	450,000
Fresenius Medical Care Capital Trust III	1998	DM300,000	7 3/8%	February 1, 2008	208,929	193,728
Fresenius Medical Care Capital Trust IV	2001	$225,000	7 7/8%	June 15, 2011	222,533	222,150
Fresenius Medical Care Capital Trust V	2001	€300,000	7 3/8%	June 15, 2011	406,333	376,439

					$1,278,760	$1,242,317

10.	Minority Interests
      At December 31, 2004 and 2003, minority interests were as follows:

	2004	2003

FMCH Preferred Stock:
Preferred Stock, $100 par value
— 6% Cumulative; 40,000 shares authorized; 36,460 issued and outstanding	$3,646	$3,646
— 8% Cumulative Class A; 50,000 shares authorized; 16,176 issued and outstanding	1,618	1,618
— 8% Noncumulative Class B; 40,000 shares authorized; 21,483 issued and outstanding	2,148	2,148

Sub-total FMCH minority interest	7,412	7,412
Other minority interest	10,622	6,693

Total minority interest	$18,034	$14,105

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
      The increase for 2004 was mostly a result of the implementation of FIN 46R (see Note 1a).

11.	Shareholders’ Equity

Capital Stock
      As of December 31, 2004, the Company’s capital stock consisted of 26,296,086 Preference shares (53,597,700 shares authorized) without par value and with a nominal amount of €2.56 per share totaling $69,878 and of 70,000,000 Ordinary shares without par value with a nominal amount of €2.56 per share totaling $229,494.
      As of December 31, 2003 and 2002, the Company’s capital stock consisted of 26,213,979 and 26,188,575 Preference shares (53,597,700 shares authorized), respectively, totaling $69,616 and $69,540, respectively, and 70,000,000 Ordinary shares without par value with a nominal amount of €2.56 per share totaling $229,494.
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

Approved Capital
      The Company has been authorized to increase nominal share capital by the maximum amount of €30,720, corresponding to 12,000,000 Preference shares, by issuing new non-voting Preference shares for cash, Approved Capital I. As of December 31, 2004, 12,000,000 Preference shares are available for issuance under Approved Capital I. The authorization for Approved Capital I is effective until May 29, 2005.
      In addition, the Company has been authorized to increase nominal share capital by the maximum amount of €20,480, corresponding to 8,000,000 Preference shares, by issuing new non-voting Preference shares for cash or against contributions in kind, Approved Capital II. As of December 31, 2004, 8,000,000 Preference shares are available for issuance under Approved Capital II. The authorization for Approved Capital II is effective until May 22, 2006.
      The Management Board may exclude statutory preemptive rights in connection with the issuance of Preference shares using Approved Capital II if the shares are issued against a contribution in kind to acquire a company or an interest in a company or if the shares are issued for cash and the issue price is not materially lower than the price of such shares on the stock exchange.
Conditional Capital
      By resolution of the general meeting on May 23, 2001, FMS’s share capital was conditionally increased by up to €10,240, divided into a maximum of 4,000,000 new non-voting Preference shares. This conditional capital increase may be issued only upon exercise of grants by employees under the FMC 2001 International Stock Incentive Plan. As of December 31, 2004, 9,699 options had been exercised and $419 remitted to the Company.
      In addition, conditional capital of a nominal amount of up to €8,477 is available for employees exercising rights granted under other stock-based compensation plans. At December 31, 2004 options representing 1,765,748 non-voting Preference shares are outstanding from these plans. No further options may be issued under these plans.
Dividends
      Under the German Stock Corporation Act, the amount of dividends available for distribution to shareholders is based upon the unconsolidated retained earnings of Fresenius Medical Care AG as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch).
      If no dividends are declared for two consecutive years after the year for which the Preference shares are entitled to dividends, then the holders of such Preference shares would be entitled to the same voting rights as holders of Ordinary shares until all arrearages are paid. In addition, the payment of dividends by FMS is subject to limitations under the 2003 Senior Credit Agreement (see Note 7).
      Cash dividends of $122,106 for 2003 in the amount of €1.08 per Preference share and €1.02 per Ordinary share were paid on May 28, 2004.
      Cash dividends of $107,761 for 2002 in the amount of €1.00 per Preference share and €0.94 per Ordinary share were paid on May 23, 2003.
      Cash dividends of $76,743 for 2001 in the amount of €0.91 per Preference share and €0.85 per Ordinary share were paid on May 23, 2002.

12.	Earnings Per Share
      The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.

	2004	2003	2002

Numerators:
Net income	$401,998	$331,180	$289,790
less:
Preference on Preference shares	1,959	1,778	1,485

Income available to all class of shares	$400,039	$329,402	$288,305

Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000	70,000,000
Preference shares outstanding	26,243,059	26,191,011	26,185,178

Total weighted average shares outstanding	96,243,059	96,191,011	96,185,178
Potentially dilutive Preference shares	421,908	145,861	66,120

Total weighted average shares outstanding assuming dilution	96,664,967	96,336,872	96,251,298
Total weighted average Preference shares outstanding assuming dilution	26,664,967	26,336,872	26,251,298
Basic income per Ordinary share	$4.16	$3.42	$3.00
Plus preference per Preference share	0.07	0.07	0.06

Basic income per Preference Share	$4.23	$3.49	$3.06

Fully diluted income per Ordinary share	$4.14	$3.42	$3.00
Plus preference per Preference share assuming dilution	0.07	0.07	0.06

Fully diluted income per Preference share	$4.21	$3.49	$3.06

13.	Stock Options
      At December 31, 2004, FMS has awards outstanding under the terms of various stock-based compensation plans, including the 2001 plan, which is the only plan with stock option awards currently available for grant. Under the 2001 plan, convertible bonds with a principal of up to €10,240 may be issued to the members of the management board and other employees of the Company representing grants for up to 4 million non-voting Preference shares. The convertible bonds have a par value of €2.56 and bear interest at a rate of 5.5%. Except for the members of the management board, eligible employees may purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. The Company has the right to offset its obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options issued by the Company and are not reflected in the consolidated financial statements. The options expire in ten years and can be exercised beginning after two, three or four years. Bonds issued to Board members who did not issue a note to the Company are recognized as a liability on the Company’s balance sheet.
      Upon issuance of the option, the employees have the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target becomes the stock exchange quoted price of the Preference shares upon the first time the stock exchange quoted price exceeds the Initial Value by at least 25%. The Initial Value is the average price of the Preference shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target. The conversion price of the options without a stock price target is the Initial Value. Each option entitles the holder thereof, upon payment the respective conversion price, to acquire one Preference share. Up to 20% of the total amount available for the issuance of awards under the 2001 plan may be issued each year through May 22, 2006. At December 31, 2004, options for up to 1,094,612 Preference shares are available for grant in future periods under the 2001 Plan.
      During 1998, the Company adopted two stock incentive plans (“FMC98 Plan 1” and “FMC98 Plan 2”) for FMS’s key management and executive employees. These stock incentive plans were replaced by the 2001 plan and no options have been granted since 2001. Under these plans eligible employees had the right to acquire Preference shares of the Company. Options granted under these plans have a ten-year term, and one third of them vest on each of the second, third and fourth anniversaries of the award date. Each Option can be exercised for one Preference share.
      Stock option transactions are summarized as follows (average exercise price in euro and USD):

		Weighted	Weighted
		Average	Average	Options
	Options	Exercise	Exercise	Exercisable
	(In thousands)	Price	Price	(In thousands)

Balance at December 31, 2001	3,255	€49.12	$51.51

Granted	771	31.31	32.83
Exercised	12	35.65	37.38
Forfeited	399	47.90	50.23

Balance at December 31, 2002	3,615	45.51	47.72	1,769

Granted	622	33.16	41.88
Exercised	25	32.58	41.14
Forfeited	223	48.91	61.77

Balance at December 31, 2003	3,989	43.34	54.74	2,147

Granted	1,021	44.81	61.03
Exercised	83	33.92	46.20
Forfeited	266	46.74	63.66

Balance at December 31, 2004	4,661	€43.60	$59.39	2,393

      The following table provides information with respect to stock options outstanding and exercisable at December 31, 2004:

		Outstanding				Exercisable

			Weighted	Weighted	Weighted		Weighted	Weighted
			Average	Average	Average		Average	Average
Range of	Range of		Remaining	Exercise	Exercise		Exercise	Exercise
Exercise Prices	Exercise Prices	Number of	Contractual	Price	Price	Number of	Price	Price
in €	in $	Options	Life	Euro	USD	Options	Euro	USD

€25.01-35.00	$34.01-48.00	1,703,099	7.10	€31.37	$42.73	703,460	€31.91	$43.47
€35.01-40.00	$48.01-55.00	111,446	8.65	39.20	53.39	—	—	—
€40.01-45.00	$55.01-62.00	1,145,660	7.77	43.65	59.63	363,083	43.00	59.02
€45.01-50.00	$62.01-69.00	432,314	5.62	48.96	66.68	432,314	48.96	66.68
€50.01-55.00	$69.01-75.00	31,421	6.91	52.81	71.93	24,045	52.60	71.64
€55.01-60.00	$75.01-82.00	1,126,708	4.25	57.19	77.90	795,774	57.33	78.08
€70.01-75.00	$95.01-103.00	110,789	6.60	73.72	100.41	73,868	73.72	100.41

		4,661,437	6.82	€43.60	$59.39	2,392,544	€46.63	$63.51

      The Company applies APB Opinion No. 25 in accounting for stock compensation and, accordingly, recognized compensation expense of $1,751, $1,456, and $1,126 in 2004, 2003 and 2002.

14.	Income Taxes
      Income before income taxes and minority interest is attributable to the following geographic locations:

	2004	2003	2002

Germany	$146,070	$78,124	$86,701
United States	447,197	368,382	289,954
Other	75,332	99,170	91,795

	$668,599	$545,676	$468,450

      Income tax expense (benefit) for the years ended December 31, 2004, 2003, and 2002, consisted of the following:

	2004	2003	2002

Current:
Germany	$55,034	$51,849	$29,367
United States	129,445	22,346	53,878
Other	40,316	35,505	32,124

	224,796	109,700	115,369

Deferred:
Germany	5,147	(1,280)	10,069
United States	34,958	102,142	47,437
Other	513	2,152	2,198

	40,619	103,014	59,705

	$265,415	$212,714	$175,074

      The Company is subject to German federal corporation income tax at a base rate of 25% plus a solidarity surcharge of 5.5% on federal corporation taxes payable.
      The German government enacted the Flood Victim Solidarity Law in September 2002 resulting in an increase of the base rate of German federal corporation income tax from 25% to 26.5% for 2003 only. The tax rate returned to 25% on January 1, 2004.

      The difference in income tax expense from the expected corporate income tax expense computed by applying the German federal corporation income tax rate, including the solidarity surcharge, on income before income taxes and minority interest (26.38% for fiscal years 2004 and 2002, 27.96% for fiscal year 2003) is as follows:

	2004	2003	2002

Expected corporate income tax expense	$176,376	$152,571	$123,554
Trade income taxes, net of German federal corporation income tax benefit	20,623	15,486	12,184
U.S. State income taxes, net of federal tax benefit	16,067	13,535	10,740
Tax free income	(11,796)	(12,155)	(11,078)
Foreign tax rate differential	55,596	29,904	25,929
Non-deductible expenses	7,933	6,993	7,827
Other	617	6,380	5,918

Actual income tax expense	$265,415	$212,714	$175,074

Effective tax rate	39.7%	39.0%	37.4%

      The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31 are presented below:

	2004	2003

Deferred tax assets:
Accounts receivable, primarily due to allowance for doubtful accounts	$26,289	$30,939
Inventory, primarily due to additional costs capitalized for tax purposes, and inventory reserve accounts	30,547	28,126
Accrued expenses and other liabilities for financial accounting purposes, not currently tax deductible	181,080	159,120
Net operating loss carryforwards	48,170	40,237
Derivatives	53,521	27,685
Other	1,378	5,327

Total deferred tax assets	$340,985	$291,432
Less: valuation allowance	(44,564)	(28,084)

Net deferred tax assets	$296,421	$263,348

Deferred tax liabilities:
Accounts receivable, primarily due to allowance for doubtful accounts	$10,872	$32,003
Inventory, primarily due to inventory reserve accounts for tax purposes	8,148	8,706
Accrued expenses and other liabilities deductible for tax prior to financial accounting recognition	38,009	19,212
Plant and equipment, principally due to differences in depreciation	250,035	213,907
Derivatives	18,696	36,612
Other	14,573	14,251

Total deferred tax liabilities	340,334	324,691

Net deferred tax liabilities	$43,913	$61,343

      During 2004, the valuation allowance increased by $16,480, mainly attributable to net operating losses in Asia Pacific. During 2003, the valuation allowance increased by $4,856.

      The expiration of net operating losses is as follows:

2005	$12,458
2006	7,347
2007	7,711
2008	8,768
2009	22,992
2010	8,368
2011	16,335
2012	1,757
2013	—
2014	6,671
Thereafter	40,715

Total	$133,123

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2004.
      Provision has not been made for additional taxes on approximately $200,020 undistributed earnings of foreign subsidiaries. These earnings have been, and will continue to be, permanently reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends; however, calculation of such additional tax is not practical.
      For fiscal years ending in 2004 and afterwards, dividends from German subsidiaries are 95% tax-exempt, i.e. 5% of dividend income is taxable for corporate tax purposes after recent German tax law changes. The effects of this new rule are estimated by management as insignificant, as the majority of German subsidiaries are consolidated for tax purposes.
      Effective January 2004, German corporations are subject to a tax of 5% of capital gains from the disposal of foreign and domestic shareholdings. Losses from a share disposal or expenses from write-downs in a shareholding are non-deductible. Reverse write-downs, however, are also subject to the 5% add-back taxation. Management does not anticipate significant additional income taxation.

15.	Operating Leases
      The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2013. Rental expense recorded for operating leases for the years ended December 31, 2004, 2003 and 2002 was $322,939, $303,060, and $270,082, respectively.
      At December 31, 2004, the Company acquired dialysis machines that were previously sold in sale-lease back transactions. The machines were acquired for approximately $29,000 and are included in capital expenditures in the accompanying consolidated statement of cash flows.
      In December 2003, the Company exercised an option to terminate an operating lease for certain manufacturing equipment in its Ogden, Utah, North American facility. The equipment was purchased for approximately $66,000 and is reflected as a capital expenditure in the accompanying consolidated statement of cash flows.

      Future minimum rental payments under noncancelable operating leases for the five years succeeding December 31, 2004 and thereafter are:

2005	$238,728
2006	201,884
2007	145,003
2008	110,527
2009	85,076
Thereafter	266,725

$1,047,943

16.	Legal Proceedings

Commercial Litigation
      The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the Company’s obligation. In particular, W. R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W. R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122,100 in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21,200 of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation. In October 2004, W.R. Grace & Co. obtained bankruptcy court approval to settle its COLI claims with the Service. In January 2005, W.R. Grace and Co., FMCH and Sealed Air Corporation executed a settlement agreement with respect to the Service’s COLI-related claims and other tax claims. W.R. Grace and Co. has filed a motion with the US District Court seeking approval to satisfy its payment obligations to the Service under the settlement agreement. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify the Company against this and other pre-Merger and Merger-related tax liabilities.
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
      On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. FMCH believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Other Litigation and Potential Exposures
      In October 2004, FMCH and its Spectra Renal Management subsidiary received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to the Company’s operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. The Company is cooperating with the government’s requests for information. While the Company believes that it has complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition, and results of operations.
      From time to time, the Company is a party to or may be threatened with other litigation, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.
      The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the U.S. federal government, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to our compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

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
      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.
      The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.
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

17.	Financial Instruments
Market Risk
      The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions with highly rated financial institutions as authorized by the Company’s management board. The Company does not use financial instruments for trading purposes.
      The Company conducts its financial instrument activity under the control of a single centralized department. The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.
Foreign Exchange Risk Management
      The Company conducts business on a global basis in various international currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of the Company’s international operations are maintained, affect its results of operations and financial position as reported in its consolidated financial statements.
      The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lending and borrowings, including intercompany borrowings. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. The Company employs, to a limited extent, forward contracts including options to hedge its currency exposure. The Company’s policy, which has been consistently followed, is that foreign exchange forward contracts including options be used only for the purpose of hedging foreign currency exposure.
      Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted product purchases are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. After tax gains of $57 ($562 pretax) for the year ended December 31, 2004 are deferred in accumulated other comprehensive income and will mainly be reclassified into earnings during 2005. During 2004, the Company reclassified after tax losses of $652 ($908 pretax) from accumulated other comprehensive income (loss) into the statement of operations. As of December 31, 2004, the Company had purchased derivative financial instruments with a maximum maturity of 18 months to hedge its exposure to the variability in future cash flows associated with forecasted product purchases.
      Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges associated with foreign currency denominated intercompany financing transactions are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings as a component of selling, general and administrative expenses and interest expense in the same period in which the hedged transactions affect earnings. During the year ended December 31, 2004, after tax gains of $2,301($3,834 pre-tax) were reclassified into earnings because the occurrence of the related hedged forecasted transactions was no longer probable. After tax losses of $739 ($1,231 pretax) for the year ended December 31, 2004 were deferred in accumulated other comprehensive loss.
      The Company also entered into foreign exchange forward contracts with a fair value of approximately $15,000 as of December 31, 2004 to hedge its currency exposure from intercompany loans. No hedge accounting is applied to these forward contracts. Accordingly, the foreign currency forward contracts are recognized as assets and liabilities and changes in fair values are charged to earnings.
      The Company is exposed to potential losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The current credit exposure of foreign exchange derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date.
Interest Rate Risk Management
      The Company enters into derivatives, particularly interest rate swaps, to (a) protect interest rate exposures arising from long-term and short-term borrowings and accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates and (b) hedge the fair value of its fixed interest rate borrowings. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.
Cash Flow Hedges of Variable Rate Debt
      The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments mainly denominated in U.S. dollars into fixed interest rate payments. Those swap agreements, which expire at various dates between 2006 and 2009, effectively fix the Company’s variable interest rate exposure on the majority of its U.S. dollar-denominated revolving loans and outstanding obligations under the accounts receivable securitization program at an average interest rate of 5.26%. After taxes losses of $23,260 ($38,767 pretax) for the year ended December 31, 2004, were deferred in accumulated other comprehensive loss. Interest payable and interest receivable under the swap agreements are accrued and recorded as an adjustment to interest expense at each reporting date. There is no material impact on earnings due to hedge ineffectiveness. At December 31, 2004, the notional amount of these swaps was $800,000.
Fair Value Hedges of Fixed Rate Debt
      The Company enters into interest rate swap agreements that are designated as fair value hedges to hedge the risk of changes in the fair value of fixed interest rate borrowings effectively converting the fixed interest payments on Fresenius Medical Care Capital Trust II preferred securities (see note 9) denominated in U.S. dollars into variable interest rate payments. Since the critical terms of the interest rate swap agreements are identical to the terms of Fresenius Medical Capital Trust II preferred securities, the hedging relationship is highly effective and no ineffectiveness is recognized in earnings. The interest rate swap agreements are reported at fair value in the balance sheet. The reported amount of the hedged portion of fixed rate trust preferred securities includes an adjustment representing the change in fair value attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts, and the offsetting changes in the adjusted carrying amount of the related portion of fixed rate trust preferred securities offset each other in the income statement. At December 31, 2004, the notional volume of these swaps was $450,000.
      The Company is exposed to potential losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The current credit exposure of interest rate derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date.
Fair Value of Financial Instruments
      The following table presents the carrying amounts and fair values of the Company’s financial instruments at December 31, 2004 and 2003. FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	2004		2003

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

	($ in thousands)
Non-derivatives
Assets
Cash and cash equivalents	$58,966	$58,966	$48,427	$48,427
Receivables	1,462,847	1,462,847	1,229,503	1,229,503

Liabilities
Accounts payable	305,996	305,996	306,527	306,527
Income taxes payable	230,530	230,530	178,111	178,111
Long term debt, excluding Euro-notes	600,719	600,719	1,039,693	1,039,693
Trust Preferred Securities	1,278,760	1,436,306	1,242,317	1,324,736
Notes	175,030	176,090	162,296	165,730

Derivatives
Foreign exchange contracts	16,980	16,980	102,184	102,184
Dollar interest rate hedges	(48,093)	(48,093)	(71,255)	(71,255)
Yen interest rate hedges	(381)	(381)	(469)	(469)
      The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions, except for derivatives, which are included in other assets or liabilities.

Estimation of Fair Values
      The significant methods and assumptions used in estimating the fair values of financial instruments are as follows:
      Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents, receivables, accounts payable and income taxes payable and short-term borrowings.
      The long-term bank debt is valued at its carrying amount because the actual drawings under the facility carry interest at a variable rate which reflects actual money market conditions, plus specific margins which represent Company-related performance ratios as well as the entire set of terms and conditions including covenants as determined in the 2003 Senior Credit Agreement.
      The fair values of the Trust Preferred Securities and the Euro Notes are based upon market quotes.
      Trader quotes are available for all of the Company’s derivatives.

18.	Other Comprehensive Income (Loss)
      The changes in the components of other comprehensive income (loss) for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2004			2003			2002

		Tax			Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net	Pretax	Effect	Net

Other comprehensive (loss) income relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$(36,192)	$13,638	$(22,554)	$28,237	$(11,114)	$17,123	$51,018	$(19,736)	$31,282
Reclassification adjustments	(9,906)	3,449	(6,457)	8,091	(3,185)	4,906	2,995	(776)	2,219

Total other comprehensive (loss) income relating to cash flow hedges:	(46,098)	17,087	(29,011)	36,328	(14,299)	22,029	54,013	(20,512)	33,501

Foreign-currency translation adjustment	144,784	—	144,784	200,578	—	200,578	(38,432)	—	(38,432)

Minimum pension liability	(16,507)	6,605	(9,902)	(23,391)	9,341	(14,050)	(32,262)	12,905	(19,357)

Other comprehensive income (loss)	$82,179	$23,692	$105,871	$213,515	$(4,958)	$208,557	$(16,681)	$(7,607)	$(24,288)

19.	Business Segment Information
      The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and providing perfusion, therapeutic apheresis and autotransfusion services. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.
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
      Information pertaining to the Company’s business segments is set forth below:

	North
	America	International	Corporate	Total

2004
Net revenue external customers	$4,216,017	$2,011,985	$—	$6,228,002
Inter — segment revenue	1,749	38,872	(40,621)	—

Total net revenue	4,217,766	2,050,857	(40,621)	6,228,002

EBITDA	715,656	402,704	(33,429)	1,084,931
Depreciation and amortization	(126,048)	(104,621)	(1,917)	(232,586)

Operating Income	589,608	298,083	(35,346)	852,345

Segment assets	5,479,088	2,426,820	55,633	7,961,541
Capital expenditures and acquisitions(1)	227,377	155,593	255	383,225
2003
Net revenue external customers	$3,854,606	$1,672,903	$—	$5,527,509
Inter — segment revenue	1,630	36,258	(37,888)	—

Total net revenue	3,856,236	1,709,161	(37,888)	5,527,509

EBITDA	651,729	348,712	(26,628)	973,813
Depreciation and amortization	(119,467)	(94,922)	(1,989)	(216,378)

Operating Income	532,262	253,790	(28,617)	757,435

Segment assets	5,286,902	2,176,039	40,379	7,503,320
Capital expenditures and acquisitions(2)	216,613	166,821	16	383,450
2002
Net revenue external customers	$3,747,529	$1,336,568	$—	$5,084,097
Inter — segment revenue	1,966	27,222	(29,188)	—

Total net revenue	3,749,495	1,363,790	(29,188)	5,084,097

EBITDA	630,377	291,587	(16,442)	905,522
Depreciation and amortization	(139,309)	(69,436)	(1,810)	(210,555)

Operating Income	491,068	222,151	(18,252)	694,967

Segment assets	5,019,281	1,735,945	24,723	6,779,949
Capital expenditures and acquisitions(3)	167,651	151,322	22	318,995

(1)	International acquisitions exclude $15,479 of non-cash acquisitions for 2004.

(2)	North America and International acquisitions exclude $3,995 and $5,065, respectively, of non-cash acquisitions for 2003.

(3)	International acquisitions exclude $8,041 of non-cash acquisitions for 2002.

	2004	2003	2002

Reconciliation of measures to consolidated totals
Total EBITDA of reporting segments	$1,118,360	$1,000,441	$921,964
Total depreciation and amortization	(232,586)	(216,378)	(210,555)
Corporate expenses	(33,429)	(26,628)	(16,442)
Interest income	13,418	19,089	18,053
Interest expense	(197,164)	(230,848)	(244,570)

Total income before income taxes and minority interest	$668,599	$545,676	$468,450

Total operating income of reporting segments	887,691	786,052	713,219
Corporate expenses	(35,346)	(28,617)	(18,252)
Interest income	13,418	19,089	18,053
Interest expense	(197,164)	(230,848)	(244,570)

Total income before income taxes and minority interest	$668,599	$545,676	$468,450

Depreciation and amortization
Total depreciation and amortization of reporting segments	(230,669)	(214,389)	(208,745)
Corporate depreciation and amortization	(1,917)	(1,989)	(1,810)

Total depreciation and amortization	$(232,586)	$(216,378)	$(210,555)

      For the geographic presentation, revenues are attributed to specific countries based on the end user’s location for products and the country in which the service is provided. Information with respect to the Company’s geographic operations is set forth in the table below:

			Rest of the
	Germany	United States	World	Total

2004
Net revenue external customers	$288,526	$4,216,017	$1,723,459	$6,228,002
Long-lived assets	169,981	4,241,987	992,192	5,404,160
2003
Net revenue external customers	$245,983	$3,854,606	$1,426,920	$5,527,509
Long-lived assets	148,375	4,145,453	883,752	5,177,580
2002
Net revenue external customers	$198,644	$3,747,529	$1,137,924	$5,084,097
Long-lived assets	125,615	4,038,613	673,333	4,837,561

20.	Supplementary Cash Flow Information
      The following additional information is provided with respect to the consolidated statements of cash flows:

	2004	2003	2002

Supplementary cash flow information:
Cash paid for interest	$201,380	$208,429	$208,271

Cash paid for income taxes	$198,983	$141,278	$126,429

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$148,324	$152,570	$105,514
Liabilities assumed	12,957	46,685	15,881
Transaction under common control with Fresenius AG	—	1,469	—
Notes assumed in connection with acquisition	15,479	9,060	8,041

Cash paid	119,888	95,356	81,592
Less cash acquired	15,395	3,166	1,757

Net cash paid for acquisitions	$104,493	$92,190	$79,835

21.	Supplemental Condensed Combining Information
      FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of FMS, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMS and by Fresenius Medical Care Deutschland GmbH (“D-GmbH”), a wholly-owned subsidiary of FMS, and by FMCH, a substantially wholly-owned subsidiary of FMS (D-GmbH and FMCH being “Guarantor Subsidiaries”). In December 2004, the Company assumed the obligations of its wholly owned subsidiaries as the issuer of senior subordinated indebtedness held by Fresenius Medical Care Capital Trust III and Fresenius Medical Care Capital Trust V, respectively (see Note 9). The following combining financial information for the Company is as of December 31, 2004 and 2003 and for the year ended December 31, 2004, 2003 and 2002, segregated between FMS, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, FMS and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received. Separate financial statements and other disclosures concerning FMCH and D-GmbH are not presented herein because management believes that they are not material to investors.

	For the Year Ended December 31, 2004

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$967,981	$—	$7,086,578	$(1,826,557)	$6,228,002
Cost of revenue	—	618,147	—	5,344,614	(1,820,644)	4,142,117

Gross profit	—	349,834	—	1,741,964	(5,913)	2,085,885

Operating expenses:
Selling, general and administrative	98,025	144,952	—	1,068,900	(129,701)	1,182,176
Research and development	2,455	33,610	—	15,299	—	51,364

Operating (loss) income	(100,479)	171,272	—	657,764	123,788	852,345

Other (income) expense:
Interest, net	36,777	13,367	62,189	104,768	(33,355)	183,746
Other, net	(592,166)	101,430	(286,567)	—	777,303	—

Income before income taxes and minority interest	454,909	56,475	224,378	552,997	(620,160)	668,599
Income tax expense (benefit)	52,912	58,815	(24,876)	237,413	(58,849)	265,415

Income (loss) before minority interest	401,998	(2,340)	249,254	315,584	(561,311)	403,184
Minority interest	—	—	—	—	1,186	1,186

Net income (loss)	$401,998	$(2,340)	$249,254	$315,584	$(562,497)	$401,998

	For the Year Ended December 31, 2003

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$823,632	$—	$5,630,923	$(927,046)	$5,527,509
Cost of revenue	—	520,605	—	4,098,272	(920,271)	3,698,606

Gross profit	—	303,027	—	1,532,651	(6,775)	1,828,903

Operating expenses:
Selling, general and administrative	(645,049)	114,074	—	883,745	669,011	1,021,781
Research and development	1,857	34,527	—	13,303	—	49,687

Operating income (loss)	643,192	154,426	—	635,603	(675,786)	757,435

Other (income) expense:
Interest, net	35,157	11,918	63,512	138,110	(36,938)	211,759
Other, net	229,988	83,283	(251,564)	—	(61,707)	—

Income before income taxes and minority interest	378,047	59,225	188,052	497,493	(577,141)	545,676
Income tax expense (benefit)	46,867	58,320	(25,405)	193,596	(60,664)	212,714

Income (loss) before minority interest	331,180	905	213,457	303,898	(516,477)	332,962
Minority interest	—	—	—	—	1,782	1,782

Net income (loss)	$331,180	$905	$213,457	$303,898	$(518,259)	$331,180

	For the Year Ended December 31, 2002

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$686,214	$—	$5,113,396	$(715,513)	$5,084,097
Cost of revenue	—	414,559	—	3,723,926	(710,408)	3,428,077

Gross profit	—	271,655	—	1,389,470	(5,105)	1,656,020

Operating expenses:
Selling, general and administrative	(23,892)	103,295	—	794,209	40,008	913,620
Research and development	198	34,745	—	12,490	—	47,433

Operating income (loss)	23,694	133,615	—	582,771	(45,113)	694,967

Other (income) expense:
Interest, net	22,582	6,881	69,412	163,746	(36,104)	226,517
Other, net	(316,026)	76,887	(202,966)	—	442,105	—

Income (loss) before income taxes and minority interest	317,138	49,847	133,554	419,025	(451,114)	468,450
Income tax expense (benefit)	27,348	48,378	(27,765)	169,349	(42,236)	175,074

Income (loss) before minority interest	289,790	1,469	161,319	249,676	(408,878)	293,376
Minority interest	—	—	—	—	3,586	3,586

Net income	$289,790	$1,469	$161,319	$249,676	$(412,464)	$289,790

	At December 31, 2004

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$2,152	$35	$—	$56,779	$—	$58,966
Trade accounts receivable, less allowance for doubtful accounts	—	110,204	—	1,353,422	(779)	1,462,847
Accounts receivable from related parties	763,089	325,731	213,337	1,792,810	(3,043,207)	51,760
Inventories	—	125,952	—	374,560	(57,593)	442,919
Prepaid expenses and other current assets	7,347	12,254	22	224,071	399	244,093
Deferred taxes	—		—	166,970	18,415	185,385

Total current assets	772,588	574,176	213,359	3,968,612	(3,082,765)	2,445,970
Property, plant and equipment, net	227	100,496	—	1,121,290	(40,086)	1,181,927
Intangible assets	333	16,384	—	585,331	—	602,048
Goodwill	—	3,726	—	3,441,426	—	3,445,152
Deferred taxes	—		—	32,613	25,510	58,123
Other assets	4,990,303	925,105	3,520,453	522,915	(9,730,455)	228,321

Total assets	$5,763,451	$1,619,887	$3,733,812	$9,672,187	$(12,827,796)	$7,961,541

Current liabilities:
Accounts payable	$205	$16,374	$—	$175,973	$—	$192,552
Accounts payable to related parties	1,682,729	359,869	842,204	1,290,323	(4,061,681)	113,444
Accrued expenses and other current liabilities	15,800	79,530	541	652,379	(7,175)	741,075
Short-term borrowings	38	—	—	419,110	—	419,148
Short-term borrowings from related parties	—	—	—	5,766	—	5,766
Current portion of long-term debt and capital lease obligations	770	1,145	25,000	203,264	—	230,179
Income tax payable	127,331	—	—	102,551	648	230,530
Deferred taxes	990	4,178	—	35,962	(35,971)	5,159

Total current liabilities	1,827,863	461,096	867,745	2,885,328	(4,104,179)	1,937,853
Long term debt and capital lease obligations, less current portion	248,427	—	650,029	507,847	(860,733)	545,570
Long term borrowings from related parties	4,295	—	—	—	(4,295)	—
Other liabilities	41,111	5,834	—	93,839	15,338	156,122
Pension liabilities	1,049	60,084	—	58,333	(11,341)	108,125
Deferred taxes	5,890	2,376	—	239,162	34,833	282,261
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	1,278,760	—	1,278,760
Minority interest	—	—	7,412	—	10,622	18,034

Total liabilities	2,128,635	529,390	1,525,186	5,063,269	(4,919,755)	4,326,725
Shareholders’ equity:	3,634,816	1,090,497	2,208,626	4,608,918	(7,908,041)	3,634,816

Total liabilities and shareholders’ equity	$5,763,451	$1,619,887	$3,733,812	$9,672,187	$(12,827,796)	$7,961,541

	At December 31, 2003

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$3	$300	$—	$48,124	$—	$48,427
Trade accounts receivable, less allowance for doubtful accounts	—	100,011	—	1,129,492	—	1,229,503
Accounts receivable from related parties	737,938	333,712	210,337	1,381,429	(2,612,960)	50,456
Inventories	—	126,810	—	370,737	(52,809)	444,738
Prepaid expenses and other current assets	7,496	15,928	23	229,847	71	253,365
Deferred taxes	—	—	—	156,542	23,097	179,639

Total current assets	745,437	576,761	210,360	3,316,171	(2,642,601)	2,206,128
Property, plant and equipment, net	37	95,962	—	1,023,169	(30,022)	1,089,146
Intangible assets	484	5,324	—	576,295	—	582,103
Goodwill	—	3,455	—	3,284,893	—	3,288,348
Deferred taxes	—	—	—	21,529	14,012	35,541
Other assets	3,757,515	347,348	3,651,635	483,658	(7,938,102)	302,054

Total assets	$4,503,473	$1,028,850	$3,861,995	$8,705,715	$(10,596,713)	$7,503,320

Current liabilities:
Accounts payable	$621	$26,540	$—	$150,663	$—	$177,824
Accounts payable to related parties	454,267	360,410	801,969	1,308,280	(2,796,223)	128,703
Accrued expenses and other current liabilities	49,182	73,072	2,328	565,862	1,540	691,984
Short-term borrowings	60	—	—	89,357	—	89,417
Short-term borrowings from related parties	—	—	—	30,000	—	30,000
Current portion of long-term debt and capital lease obligations	714	1,503	54,000	34,148	—	90,365
Income tax payable	96,875	—	—	80,588	648	178,111
Deferred taxes	20,236	4,630	—	11,040	(9,829)	26,077

Total current liabilities	621,955	466,155	858,297	2,269,938	(2,803,864)	1,412,481
Long term debt and capital lease obligations, less current portion	248,891	1,061	1,048,829	915,841	(1,102,998)	1,111,624
Long term borrowings from related parties	383,072	—	—	—	(383,072)	—
Other liabilities	—	4,779	—	114,762	9,074	128,615
Pension liabilities	834	49,543	—	54,993	(5,318)	100,052
Deferred taxes	5,041	4,328	—	235,297	5,780	250,446
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	—	—	—	1,242,317	—	1,242,317
Minority interest	—	—	7,412	—	6,693	14,105

Total liabilities	1,259,793	525,866	1,914,538	4,833,148	(4,273,705)	4,259,640
Shareholders’ equity:	3,243,680	502,984	1,947,457	3,872,567	(6,323,008)	3,243,680

Total liabilities and shareholders’ equity	$4,503,473	$1,028,850	$3,861,995	$8,705,715	$(10,596,713)	$7,503,320

	For the Year Ended December 31, 2004

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$401,998	$(2,340)	$249,254	$315,583	$(562,497)	$401,998
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(400,655)	—	(286,567)	—	687,222	—
Depreciation and amortization	1,917	28,034	—	214,661	(12,027)	232,585
Change in deferred taxes, net	636	(4,241)	—	34,379	3,507	34,281
Loss (gain) on investments	72,100	—	—	9,287	(81,387)	—
(Gain) loss on sale of fixed assets	—	(301)	—	1,036	—	735
Compensation expense related to stock options	1,751	—	—	—	—	1,751
Cash inflow from hedging	2,928	116	—	11,470	—	14,514
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(2,142)	—	(5,744)	—	(7,886)
Inventories	—	9,870	—	16,214	1,161	27,245
Prepaid expenses and other current and non-current assets	(3,039)	5,870	658	119,533	(52,989)	70,033
Accounts receivable from/ payable to related parties	(4,471)	4,882	37,235	(39,766)	(20,566)	(22,686)
Accounts payable, accrued expenses and other current and non-current liabilities	1,680	(3,935)	(1,788)	38,838	1,362	36,157
Income tax payable	24,353	—	(24,876)	39,639	—	39,116

Net cash provided by (used in) operating activities	99,198	35,813	(26,084)	755,130	(36,214)	827,843

Investing Activities:
Purchases of property, plant and equipment	(251)	(36,332)	—	(259,097)	16,948	(278,732)
Proceeds from sale of property, plant and equipment	—	1,617	—	16,741	—	18,358
Disbursement of loans to related parties	29,666	108	454,404	—	(484,178)	—
Acquisitions and investments, net of cash acquired	(4,146)	—	—	(103,863)	3,516	(104,493)

Net cash provided by (used in) investing activities	25,269	(34,607)	454,404	(346,219)	(463,714)	(364,867)

Financing activities:
Short-term borrowings, net	(25)	—	—	(40,802)	—	(40,827)
Long-term debt and capital lease obligations, net	(2,073)	(1,471)	(427,800)	(523,596)	484,178	(470,762)
Increase of accounts receivable securitization program	—	—	—	177,767	—	177,767
Proceeds from exercise of stock options	3,622	—	—	—	—	3,622
Dividends paid	(122,106)	—	—	(16,870)	16,870	(122,106)
Capital Increase (decrease) of Non-Guarantor-Subsidiaries	—	—	—	3,480	(3,480)	—
Change in minority interest	—	—	(520)	(276)	1,185	389

Net cash (used in) provided by financing activities	(120,582)	(1,471)	(428,320)	(400,297)	498,753	(451,917)

Effect of exchange rate changes on cash and cash equivalents	(1,736)	—	—	41	1,175	(520)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	2,149	(265)	—	8,655	—	10,539
Cash and cash equivalents at beginning of period	3	300	—	48,124	—	48,427

Cash and cash equivalents at end of period	$2,152	$35	$—	$56,779	$—	$58,966

	For the Year Ended December 31, 2003

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$331,180	$905	$213,457	$303,897	$(518,259)	$331,180
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	386,166	—	(251,564)	—	(134,602)	—
Depreciation and amortization	1,989	26,995	—	196,831	(9,438)	216,377
Change in deferred taxes, net	1,898	(356)	—	96,630	(6,860)	91,312
Gain on sale of investments	(666,779)	(97)	—	—	666,876	—
Loss (gain) on sale of fixed assets	—	312	—	(362)	—	(50)
Compensation expense related to stock options	1,456	—	—	—	—	1,456
Cash Inflow from Hedging	109,108	—	—	22,546	—	131,654
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	19,688	—	33,875	—	53,563
Inventories	—	(12,252)	—	(19,892)	9,151	(22,993)
Prepaid expenses and other current and non-current assets	2,659	3,691	3,524	51,061	(780)	60,155
Accounts receivable from/payable to related parties	37,089	(12,005)	37,235	178	(55,298)	7,199
Accounts payable, accrued expenses and other current and non-current liabilities	1,198	7,473	2,328	(104,212)	897	(92,316)
Income tax payable	(16,571)	—	(25,405)	18,458	—	(23,518)

Net cash provided by (used in) operating activities	189,393	34,354	(20,425)	599,010	(48,313)	754,019

Investing Activities:
Purchases of property, plant and equipment	(16)	(28,781)	—	(272,004)	9,541	(291,260)
Proceeds from sale of property, plant and equipment	1	2,655	—	12,170	—	14,826
Disbursement of loans to related parties	(18,631)	—	(623,756)	—	642,387	—
Acquisitions and investments, net of cash acquired	(62,829)	(6,232)	—	(76,712)	53,583	(92,190)

Net cash (used in) provided by investing activities	(81,475)	(32,358)	(623,756)	(336,546)	705,511	(368,624)

Financing activities:
Short-term borrowings, net	41	—	—	(27,274)	—	(27,233)
Long-term debt and capital lease obligations, net	(6,077)	(1,889)	653,607	10,683	(642,387)	13,937
Decrease of accounts receivable securitization program	—	—	—	(287,251)	—	(287,251)
Proceeds from exercise of stock options	1,600	—	—	—	—	1,600
Dividends paid	(107,761)	—	—	(39,202)	39,202	(107,761)
Redemption of Series D Trust Preferred Stock of subsidiary	—	—	(8,906)	—	—	(8,906)
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	60,342	(60,342)	—
Change in minority interest	—	—	(520)	(1,528)	1,782	(266)

Net cash (used in) provided by financing activities	(112,197)	(1,889)	644,181	(284,231)	(661,745)	(415,880)

Effect of exchange rate changes on cash and cash equivalents	3,794	42	—	5,736	4,547	14,119

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(485)	149	—	(16,031)	—	(16,366)
Cash and cash equivalents at beginning of period	488	151	—	64,154	—	64,793

Cash and cash equivalents at end of period	$4	$300	$—	$48,124	$—	$48,427

	For the Year Ended December 31, 2002

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income	$289,790	$1,469	$161,319	$249,676	$(412,464)	$289,790
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(242,307)	—	(202,966)	—	445,273	—
Depreciation and amortization	1,810	20,170	—	195,153	(6,578)	210,555
Loss on early redemption of trust preferred securities, net of tax	2,057	—	—	9,720	—	11,777
Change in deferred taxes, net	(70)	(505)	—	52,187	6,837	58,449
Loss (gain) on sale of fixed assets	—	693	—	(3)	—	690
(Gain) loss on investments, net	(74,224)	189	—	—	74,035	—
Write-off of loans from related parties	36,531	—	—	—	(36,531)	—
Compensation expense related to stock options	1,126	—	—	—	—	1,126
Cash Inflow from Hedging	24,542	—	—	—	—	24,542
Changes in assets and liabilities, net of amounts from businesses acquired or disposed of:
Trade accounts receivable, net	—	(11,684)	—	(1,440)	—	(13,124)
Inventories	—	(3,586)	—	(4,752)	1,819	(6,519)
Prepaid expenses and other current and non-current assets	(1,621)	(1,211)	1,491	18,988	23	17,670
Accounts receivable from/ payable to related parties	79,893	14,916	68,441	(7,832)	(152,190)	3,228
Accounts payable, accrued expenses and other current and non-current liabilities	(456)	7,349	—	(51,589)	2,178	(42,518)
Income taxes payable	5,680	—	(27,765)	16,337	—	(5,748)

Net cash provided by operating activities	122,751	27,799	520	476,446	(77,598)	549,918

Investing Activities:
Purchases of property, plant and equipment	(22)	(26,999)	—	(221,900)	9,761	(239,160)
Proceeds from sale of property, plant and equipment	—	985	—	36,798	—	37,783
Disbursement of loans to related parties	36,220	—	—	—	(36,220)	—
Acquisitions and investments, net of cash acquired	(78,336)	—	—	(77,564)	76,065	(79,835)

Net cash used in investing activities	(42,138)	(26,014)	—	(262,666)	49,606	(281,212)

Financing activities:
Short-term borrowings, net	(652)	—	—	12,031	—	11,379
Long-term debt and capital lease obligations, net	(1,338)	(1,686)	—	137,336	36,220	170,532
Redemption of trust preferred securities	—	—	—	(376,200)	—	(376,200)
Increase of accounts receivable securitization program	—	—	—	3,249	—	3,249
Proceeds from exercise of stock options	550	—	—	—	—	550
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	76,085	(76,085)	—
Dividends paid	(76,743)	—	—	(62,639)	62,639	(76,743)
Change in minority interest	—	—	(520)	(971)	3,586	2,095

Net cash used in financing activities	(78,183)	(1,686)	(520)	(211,109)	26,360	(265,138)

Effect of exchange rate changes on cash and cash equivalents	(1,958)	19	—	(40)	1,632	(347)

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	472	118	—	2,631	—	3,221
Cash and cash equivalents at beginning of period	16	33	—	61,523	—	61,572

Cash and cash equivalents at end of period	$488	$151	$—	$64,154	$—	$64,793

Schedule II
Fresenius Medical Care AG
Financial Statement Schedule
Valuations and Qualifying Accounts
(in thousands)

		(Addition)	(Reduction)
	Balance at	Charge to	Deductions/	Balance at
	Beginning	Costs and	Write-offs/	End of
	of Period	Expenses	Recoveries	Period

Allowance for doubtful accounts:
Year ended December 31, 2004	$166,385	$131,257	$117,725	$179,917
Year ended December 31, 2003	$159,763	$115,238	$108,616	$166,385
Year ended December 31, 2002	$138,128	$104,107	$82,472	$159,763

S-1