Form 20-F/A
period 2004-12-31
FRESENIUS MEDICAL CARE CORP
filed 2005-07-13
CIK 1019600

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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
Item 17 ☐     Item 18 ☑

      This Form 20-F/A amends Item 5 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as filed March 1, 2005, and Note 19 of the Notes to Consolidated Financial Statements included in the Form 20-F as originally filed.

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

      CAPD Therapy: We manufacture both systems and solutions for CAPD therapy. Our product range offers the following advantages for patients including:

—	Fewer possibilities for touch contamination. The unique PIN and DISC technology was designed to reduce the number of steps in the fluid exchange process and by doing so has lessened the risk of infection. This is emphasized in the disconnection step where a PIN is inserted into the patient connector to bring about automatic closure without the need for manual intervention. This technology is used in the stay•safe® product line and is also incorporated in the A.N.D.Y.® ● disc system. Both systems make up the vast majority of systems being used worldwide. The North American version of stay•safe™, utilizing polyvinyl chloride (PVC), was introduced in 2004.

—	Improved biocompatibility. The new balance and bicaVera® solutions are pH neutral, have very low glucose degradation products (GDPs) and therefore offer the possibility of protecting the peritoneal membrane, thus improving technique survival.

—	Environmentally friendly material: The stay•safe® system is made of Biofine®. This is a material, developed by Fresenius, — and is composed of polyolefines. Upon combustion Biofine® is reduced to carbon dioxide and water. In addition to this environmental benefit Biofine® does not contain any plasticizers, thus the overall ecological advantages are maximized.
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
      Our automated peritoneal dialysis equipment incorporates microprocessor technology. This offers physicians the opportunity to program specific prescriptions for individual patients. The technology developments are described below together with the benefits to patients:

—	sleep•safe: The sleep•safe machine has been used since 1999. It has automated connection technology thus further reducing the risk on touch contamination. Another key safety feature is the barcode recognition system for the types of solution bags used. This improves compliance and ensures that the prescribed dosage is administered to the patient. There is also a pediatric option for the treatment of small infants.

—	North American cycler portfolio: This includes the (a) Freedom® and 90/2® cyclers for pediatric and acute markets, (b) the Freedom® Cycler PD+ with IQ card™ and (c) the Newton IQ™ Cycler.

•	The Freedom® and 90/2® Cyclers offer advantages for acute and pediatric therapy.

•	The Freedom® Cycler PD+ with IQcard™ offers the advantage of a credit card-sized IQcard™ which can provide the physician actual treatment details and results for compliance monitoring.

•	The Newton IQ™ Cycler also offers the advantage of the IQ card™ and allows the ability to upload the patient’s prescription into the machine via the card. In addition there is the added convenience of pumping the waste dialysate directly into a receptacle.
      Patient Management Software: Specific patient management software tools have developed over recent years to support both CAPD and APD therapies in the different regions of the world. These include:

PatientOnLine, Pack-PD® and FITTness™. These tools can be used by physicians and nurses to design and monitor treatment protocols thus ensuring that therapy is optimized and that patient care is maximized.
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
      New or enhanced products introduced in 2004 included the following:

•	2008K@Home — converting the 2008K dialysis machine for the U.S. home hemodialysis market, including task oriented prompts, integrated leakage and pulse sensors and devices for remote monitoring.

•	POL — PatientOnLine improved software covering all aspects of PD, including management of medical data, prescription editor and adequacy tests.

•	Improved PD Product Line — including new connectology and color coding for ease of identification of glucose and calcium concentrations.

•	sleep.safe BicaVera — sleep.safe with a more biocompatible PD solution containing bicarbonate as a buffer.
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
Accounts Receivable and Allowance for Doubtful Accounts
      Trade accounts receivable are a significant asset of ours and the allowance for doubtful accounts is a significant estimate made by management. Trade accounts receivable were $1,463 million and $1,230 million at December 31, 2004 and 2003, respectively, net of allowances. The allowance for doubtful accounts was $180 million and $166 million at December 31, 2004 and 2003, respectively. The majority of our receivables relates to our dialysis service business in North America.
      Dialysis care revenues are recognized and billed at amounts estimated to be receivable under reimbursement arrangements with third party payors. Medicare and Medicaid programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Revenues for non-governmental payors where we have contracts or letters of agreement in place are recognized at the prevailing contracted rates. The remaining non-governmental payors are billed at our standard rates for services and, in our North America segment, a contractual adjustment is recorded to recognize revenues based on historic reimbursement experience with those payors for which contracted rates are not predetermined. The contractual adjustment and the allowance for doubtful accounts are reviewed quarterly for their adequacy. No material changes in estimates were recorded for the contractual allowance in the periods presented.
      The allowance for doubtful accounts is a significant management estimate and is based on the local payment and collection experience. FMS has over 500 subsidiaries and operates in over 53 different countries. Most payors are government institutions or government-sponsored programs with significant variations between the countries and even between payors within one country in local payment and collection practices. Specifically, public health institutions in a number of countries outside the U.S. require a significant amount of time until payment is made. Payment differences are mainly due to the timing of funding by local, state or federal government to the agency that is sponsoring the program that purchases our services or products. The collection of accounts receivable from product sales to third party distributors or dialysis clinics is affected by the same underlying causes, since these buyers of the products are reimbursed as well by government institutions or government programs.
      In our US operations, the collection process is usually initiated 30 days after service is provided or upon the expiration of the time provided by contract. For Medicare and Medicaid, once the services are approved for payment, the collection process begins upon the expiration of a period of time based upon experience with Medicare and Medicaid. In all cases where co-payment is required the collection process usually begins within 30 days after service has been provided. In those cases where claims are approved for amounts less than anticipated or if claims are denied, the collection process usually begins upon notice of approval of the lessor amounts or upon denial of the claim. The collection process can be confined to internal efforts, including the accounting and sales staffs and, where appropriate, local management staff. If appropriate, external collection agencies may be engaged.
      For our international operations, a significant number of payors are government entities whose payments are often determined by local laws and regulations. Depending on local facts and circumstances, the period of time to collect can be quite lengthy. In those instances where there are non-public payors, the same type of collection process is initiated as in the US.
      Due to the number of subsidiaries and different countries that FMS operates in, our policy of determining when a valuation allowance is required considers the appropriate local facts and circumstances that apply to an account. While payment and collection practices vary significantly between countries and even agencies within one country, the government payors usually represent low credit risks. Accordingly, the length of time to collect does not indicate an increased credit risk and it is our policy to determine when receivables should be classified as bad debt on a local basis taking into account local practices. In all instances, local review of accounts receivable is performed on a regular basis, generally monthly. When all efforts to collect a receivable, including the use of outside sources where required and allowed, have been exhausted, and after appropriate management review, a receivable deemed to be uncollectible is considered a bad debt and written off.

      Estimates for the allowances for doubtful accounts receivable from the dialysis service business are mainly based on past collection history. Specifically, the allowances for the North American operations are based on an analysis of collection experience, recognizing the differences between payors and aging of accounts receivable. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowances in the international segment and the products business are also based on estimates and consider various factors, including aging, creditor and past collection history. Write-offs are taken on a claim by claim basis when the collection efforts are exhausted. A significant change in our collection experience, a deterioration in the aging of receivables and collection difficulties could require that we increase our estimate of the allowance for doubtful accounts. Any such additional bad debt charges could materially and adversely affect our future operating results.
      If, in addition to our existing allowances, 1% of the gross amount of our trade accounts receivable as of December 31, 2004 was uncollectible through either a change in our estimated contractual adjustment or as bad debt, our operating income for 2004 would have been reduced by approximately 2%.
      The following table shows the portion of major debtors or debtor groups of trade accounts receivable as at December 31, 2004. No single debtor other than U.S. Medicaid and Medicare accounted for more than 5% of total trade accounts receivable. Trade accounts receivable in the International segment are mainly due from government or government-sponsored organizations that are established in the various countries within which we operate.
Composition of trade accounts receivable as at December 31, 2004

U.S. Medicare and Medicaid Programs	22%
U.S. Commercial Payors	21%
U.S. Hospitals	7%
Self-Pay of U.S. patients	1%
Others	1%
International product customers and dialysis payors	48%

Total	100%

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
      With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control.

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

Operating income
      Operating income margin increased 20 basis points from 13.8% in 2003 to 14.0% in 2004. The primary drivers of this margin improvement during 2004 are increases in commercial payor rates, improved ancillary margins, and incremental profits provided by two additional dialysis days in 2004 partially offset by the effect of the implementation of FIN 46R (0.2%). Cost per treatment increased from $242 in 2003 to $251 in 2004, primarily due to increased personnel and benefit costs, higher ancillary costs, and other miscellaneous costs partially offset by improvements in medical supply costs and reduced depreciation and amortization expense, as a percentage of revenue, mainly as a result of completing the depreciation and amortization of patient relationships acquired in 1997.
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
Operating income
      Our operating income margin decreased from 15.2% during 2003 to 14.8% in 2004. The main cause for the margin decrease was price pressure in Japan as a result of biannual reimbursement rate reductions, a one-time discount provided to a distributor in Japan, unfavorable foreign currency transaction effects related to the purchase of products from our European production sites coupled with the appreciation of the euro against local currencies and the effect of the implementation of FIN 46R (0.2%) partially offset by receipt of a one-time indemnification payment related to a clinic in the Asia Pacific region, operating improvements in Latin America such as a reimbursement rate increase in Venezuela and cost control improvements throughout Latin America.
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
Corporate
      We do not allocate “corporate costs” to our segments in calculating segment operating income as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.
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

Operating income
      The increase in our operating margin was caused by lower depreciation and amortization as a result of the completion of amortization relating to patient relationships and other intangible assets acquired in the 1996 merger with an estimated useful life ending in the fourth quarter of 2002 and by completion of the single-use dialyzer conversion which resulted in a reduction of dialysis care operating costs and an increase in product margin. Previous periods had been adversely affected by implementation costs of the single-use dialyzer program. This was partially offset by the pension curtailment gain of $12.6 million in 2002.
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
Operating income
      Our operating income margin decreased from 16.6% to 15.2%. The main causes of this decrease were price pressure in Europe, especially related to reimbursement changes in Germany which came into effect in the middle of 2003, increased cost of revenue due to the strengthening of the euro, lost revenues due to political instability in the Middle East, changes in the distribution system in Asia Pacific and higher depreciation and amortization mainly as a result of the expansion of production facilities in Europe and Asia Pacific. These negative factors were partially offset by retroactive reimbursement rate increases in Italy, Portugal and Venezuela.
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
Corporate
      We do not allocate “corporate costs” to our segments in calculating segment operating income as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.
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
      The accounts receivable balance at December 31, 2004 and 2003, net of valuation allowances, represented approximately 84 and 89 days of net revenue, respectively. This favorable development is mainly a result of our management effort to improve collection of receivables. The development of days sales outstanding by operating segment is shown in the table below.
Development of Days Sales Outstanding

	As at	As at
	Dec. 31, 2004	Dec. 31, 2003

North America	67	72
International	119	127

Total	84	89

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
EBITDA
      EBITDA (earnings before interest, taxes, depreciation and amortization) was approximately $1,085 million, 17.4% of sales, for 2004 and $974 million, 17.6% of sales, for 2003. EBITDA is the basis for determining compliance with certain covenants contained in our 2003 Senior Credit Agreement, our Euro Notes and the indentures relating to our outstanding trust preferred securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In additions, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this annual report on Form 20-F. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of cash flow provided by operating activities to EBITDA is calculated as follows:
      Reconciliations of measures to consolidated totals.

	2004	2003	2002

Total EBITDA of reporting segments	$1,084,931	$973,813	$905,522
Interest expense, net	(183,746)	(211,759)	(226,517)
Income tax expense, net	(265,415)	(212,714)	(175,074)
Deferred income taxes	34,281	91,312	58,449
Changes in operating assets and liabilities	141,979	(17,910)	(47,011)
Cash inflow from Hedging	14,514	131,654	24,542
Other items, net	1,299	(377)	10,007

Net cash provided by operating activities	$827,843	$754,019	$549,918

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
      2.27 First Supplemental Indenture dated as of December 23, 2004 among Fresenius Medical Care AG, FMC Trust Finance S.à.r.l. Luxembourg, US Bank, National Association, successor to State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein(1).
      2.28 First Supplemental Indenture dated as of December 23, 2004 among Fresenius Medical Care AG, FMC Trust Finance S.à.r.l. Luxembourg-III, US Bank, National Association, successor to State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein(1).
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
      2.34 Amended and Restated Credit Agreement dated as of February 21, 2003 among Fresenius Medical Care AG and Fresenius Medical Care Holdings, Inc., as borrowers and guarantors, the direct and indirect subsidiaries of Fresenius Medical Care AG named therein as additional borrowers and guarantors, Bank of America N.A., as Administrative Agent, Credit Suisse First Boston, acting through its Cayman Islands Branch, and Dresdner Bank AG New York and Grand Cayman Branches, as Co-Documentation Agents, JPMorgan Chase Bank and The Bank of Nova Scotia, as Co-Syndication Agents and the Lenders party thereto (incorporated by reference to Exhibit No. 4.1 to the Form 10-Q of Fresenius Medical Care Holdings, Inc. for the three months ended March 31, 2003 filed May 15, 2003).(2)
      2.35 Amendment No. 1 dated as of August 22, 2003 to the Amended and Restated Credit Agreement dated as of February 21, 2003 among Fresenius Medical Care AG and Fresenius Medical Care Holdings, Inc., as borrowers and guarantors, the direct and indirect subsidiaries of Fresenius Medical Care AG named therein as additional borrowers and guarantors, Bank of America N.A., as Administrative Agent, Credit Suisse First Boston, acting through its Cayman Islands Branch, and Dresdner Bank AG New York and Grand Cayman Branches, as Co-Documentation Agents, JPMorgan Chase Bank and The Bank of Nova Scotia, as Co-Syndication Agents and the Lenders party thereto (incorporated by reference to Exhibit 4.2 to the Form 10-Q of Fresenius Medical Care Holdings, Inc. for the three month period ended September 30, 2003 filed November 13, 2003).(2)
      2.36 Amendment No. 2 dated as of May 7, 2004 to the Amended and Restated Credit Agreement dated as of February 21, 2003 among Fresenius Medical Care AG, Fresenius Medical Care Holdings, Inc., and the agents and lenders named therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K dated May 12, 2004).
      2.37 Amendment No. 3 dated as of December 10, 2004 to the Amended and Restated Credit Agreement dated as of February 21, 2003 among Fresenius Medical Care AG, Fresenius Medical Care Holdings, Inc., and the agents and lenders named therein.(1)
      4.1 Agreement and Plan of Reorganization dated as of February 4, 1996 between W.R. Grace & Co. and Fresenius AG. (Incorporated by reference to Appendix A to the Joint Proxy Statement-Prospectus of Fresenius Medical Care AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2, 1996).
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
      4.18 Fresenius Medical Care Aktiengesellschaft 2001 International Stock Incentive Plan (Incorporated by reference to Exhibit No. 10.17 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558
      4.19 Amended and restated Product Purchase Agreement, dated December 1, 2004 between Amgen, Inc. and National Medical Care, Inc.(1)(2)
      4.20 Corporate Integrity Agreement dated January 18, 2000 between FMCH and Office of the Inspector General of the Department of Health and Human Services. (Incorporated by reference to Exhibit 10.1 to FMCH’s Current Report on Form 8-K dated January 21, 2000).
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
      14.1 Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.(1)
      14.2 Pages 114-116 from the final prospectus of Fresenius Medical Care AG dated July 20, 2000, consisting of the information under the heading “DESCRIPTION OF THE POOLING AGREEMENTS” (incorporated by reference to Exhibit No. 10.2 on the registrants Form 20-F for the year ended December 31, 2002 filed March 18, 2003).

(1)	Incorporated by reference to the exhibit having the same number filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 (filed March 1, 2005).

(2)	Confidential treatment has been requested as to certain portions of this document in accordance with the applicable rules of the Securities and Exchange Commission.

SIGNATURES
      The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
      DATE: July 13, 2005

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
      Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income, which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. The Company also regards income taxes to be outside the segment’s control.

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